UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

19 August 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Annual Report 2025 Bringing people and resources together to build a better world

BHP Annual Report 2025 BHP Group Limited ABN 49 004 028 077 Contents Overview Our performance highlights 2 Chair’s review 4 Chief Executive Officer’s review 5 Operating and Financial Review 1 Why BHP 6 2 Our business 8 2.1 Our portfolio 8 2.2 Where we operate 10 3 Our key differentiators 11 4 Positioning for growth 12 5 Financial review 13 Chief Financial Officer’s review 13 5.1 Group overview 14 5.2 Key performance indicators 14 5.3 Financial results 15 5.4 Debt and sources of liquidity 17 6 Our assets 19 6.1 Copper 19 6.2 Iron ore 21 6.3 Coal 22 6.4 Potash 23 6.5 Nickel 24 6.6 Commercial 24 7 How we manage risk 25 8 Safety 27 9 Sustainability 29 9.1 Our sustainability approach 29 9.2 Sustainability governance 30 9.3 Material sustainability topics (including human rights) 30 9.4 2030 goals and social value scorecard 31 9.5 People 33 9.6 Health 35 9.7 Ethics and business conduct 37 9.8 Climate change 39 9.9 Nature and environmental performance 53 9.10 Tailings storage facilities 57 9.11 Community 57 9.12 Indigenous peoples 59 9.13 Value chain sustainability 61 9.14 Independent Assurance Report to the Management and Directors of BHP Group Limited 62 10 Samarco 64 11 Risk factors 66 12 Performance by commodity 72 12.1 Copper 72 12.2 Iron ore 73 12.3 Coal 73 12.4 Other assets 74 12.5 Impact of changes to commodity prices 74 13 Non-IFRS financial information 75 13.1 Definition and calculation of non-IFRS financial information 84 13.2 Definition and calculation of principal factors 85 14 Other information 86 14.1 Company details 86 14.2 Forward-looking statements 86 Corporate Governance Statement 1 Corporate governance at BHP 87 2 FY2025 corporate governance highlights 87 3 BHP’s governance structure 88 4 Board composition and succession 89 5 Board Committees 94 6 Management 96 7 Shareholders and reporting 97 8 Culture and conduct 98 9 Risk management and assurance 99 10 US requirements 100 Directors’ Report 1 Review of operations, principal activities and state of affairs 101 2 Directors 101 3 Share interests 102 4 Share capital and buy-back programs 102 5 Group Company Secretary 102 6 Indemnities and insurance 102 7 Dividends 103 8 Auditors 103 9 Non-audit services 103 10 Exploration, research and development 103 11 ASIC Instrument 2016/191 103 12 Proceedings on behalf of BHP Group Limited 103 13 Performance in relation to environmental regulation 103 14 Additional information 103 Remuneration Report Letter from the People and Remuneration Committee Chair 104 Remuneration at a glance 105 Our Key Management Personnel 106 Remuneration Governance 106 Paying competitively 107 Key terms of our variable remuneration framework and equity plans 108 Remuneration mix 109 Remuneration for Executive KMP 110 Remuneration for Non-executive Directors 113 Statutory remuneration and other disclosures 114 2025 Annual Reporting Suite Annual Report 2025 Economic Contribution Report 2025 Modern Slavery Statement 2025 ESG Standards and Databook 2025 Financial Statements 1 Consolidated Financial Statements 118 2 Consolidated entity disclosure statement 177 3 Directors’ declaration 181 4 Lead auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 182 5 Independent auditor’s report to the members of BHP Group Limited 183 Additional Information 1 Information on mining operations 188 2 Financial information summary 198 3 Financial information by commodity 199 4 Production 201 5 Major projects 203 6 Mineral Resources and Ore Reserves 204 7 People – performance data 217 8 Legal proceedings 218 9 Shareholder information 221 10 Glossary 227 Cover photo Escondida, Chile

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Copper Iron ore Coal Potash In FY2025, we made good progress on strengthening our pipeline of attractive growth options in copper and potash, and delivered another strong year of operational and financial performance.” Mike Henry Chief Executive Officer

BHP Annual Report 2025 Our performance highlights Resilience and growth Record copper production Highest production in 17 years at Escondida, a record at Spence and record quarterly production in Q4 at Copper South Australia. Record iron ore production Third-consecutive year of record production at WAIO, as we again demonstrated supply chain excellence from pit to port. Steelmaking coal production lift¹ Queensland steelmaking coal volumes rose 5% with improved truck productivity offsetting heavy wet weather and geotechnical challenges. First potash estimated mid-CY2027 Jansen Stage 1 is 68% complete. Jansen is a world-class asset and is expected to have operating costs at the low end of the cost curve when fully ramped up. 110USc Dividend per share FY2024: 146 USc Profit from 19.5bn operations US$ FY2024: US$17.5 bn 200.2USc Underlying earnings per share² FY2024: 269.5 USc Total payments 10.4 to governments US$ bn FY2024: US$11.2 bn

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Total economic contribution6 US$46.8bn We contributed US$40.5bn to suppliers, contractors, employees, governments and voluntary investment in social projects across the communities where we operate during the year. This was 87% of our total economic contribution. High potential injury frequency³ Fatalities 18% 0 From FY2024 FY2024:1 Operational greenhouse gas emissions (Scopes 1 and 2 from our operated assets)4 5% and we remain on track to achieve on FY2024 our medium-term target by FY2030 Achieving gender balance5 We achieved our aspirational goal 41.3% of gender balance by CY2025, having started this journey Female employee representation at 17.6% female employee at 30 June 2025 representation in CY2016 Indigenous partnerships7 US$853m Record Indigenous up 40% on FY2024 procurement spend 1. Excluding the contribution of the Blackwater and Daunia mines, divested by BMA on 2 April 2024. 2. For more information on Non-IFRS Financial Information refer to OFR 13. 3. Combined employee and contractor frequency per 1 million hours worked. Excludes OZ Minerals Brazil assets. 4. For more information on the calculation of this metric and on our GHG emissions targets and goals refer to OFR 9.8. 5. For more information on this metric and how we define gender balance refer to OFR 9.5. 6. For more information on our total economic contribution, refer to the BHP Economic Contribution Report 2025. 7. For more information on this metric refer to OFR 9.12.

BHP Annual Report 2025 Chair’s review Dear Shareholders, I am pleased to provide BHP’s Annual Report for FY2025. It is an honour and a privilege to be your new Chair. Your Board and I are excited about the future of this great company. I want to acknowledge the contribution of my predecessor, Ken MacKenzie, who led the Board as Chair for seven years. I thank Ken for his outstanding service to the Board and BHP during his tenure. Ken leaves a lasting legacy at BHP. In times of global uncertainty, stability and resilience matter. BHP has stood for both for 140 years. What we do matters. The world needs more of the materials we produce to develop, decarbonise and digitalise. BHP has a substantial role to play in producing the vital materials the world needs and in contributing to the success of the global economy. We remain well positioned to meet global demand for the commodities we produce in order to create long-term value for our shareholders, local communities, customers, suppliers and partners. Rewarding shareholders BHP has a simple, clear strategy that is resilient amid any operating environment. Executing this strategy has allowed us to perform well through mining and economic cycles. The company performed strongly in FY2025, generating significant cash flow. Healthy cash returns are important for shareholders, including the hundreds of thousands of retail shareholders who rely on BHP to support their income and retirement. Over the past five years, BHP has delivered more than US$50 billion in cash dividends to our shareholders. Our Capital Allocation Framework (CAF) promotes discipline in all our capital decisions and prioritises capital for safety and maintenance, balance sheet strength and a minimum dividend payout ratio of 50 per cent of underlying attributable profit at every reporting period. For FY2025, your Board determined dividends totalling 110 US cents a share. This represents a total distribution to shareholders of US$5.6 billion, or 55 per cent of the underlying attributable profit for FY2025. Your company is well placed to meet the challenges of our rapidly changing world. It is the combination of our outstanding people, world-class assets and execution excellence that creates long-term value for our shareholders and for the communities where we live.” Building for the future Our performance allows us to plan for and invest in value adding growth projects. BHP has a strong growth pipeline of organic and greenfield projects in copper, iron ore and potash. Our growth strategy generates greater exposure to commodities that the world needs to reduce greenhouse gas emissions and as the population grows, continues to urbanise and seeks higher living standards. Continuing to evolve As we have for the past 140 years, we continued to position BHP’s portfolio to align to the global trends shaping our future. We have reshaped BHP’s portfolio to increase our exposure to future-facing commodities and higher-quality steelmaking materials. Our iron ore business is a critical part of our future and we have extended our lead as the lowest-cost major iron ore producer globally. We have achieved a world-leading position in copper, which is key to renewable energy, electric vehicles and data centres. We are developing a position in potash that will contribute to food security and more sustainable land use. We have focused our steelmaking coal portfolio on higher-quality coals preferred by our customers to produce steel for cities and infrastructure for decarbonisation. Today, we have a portfolio and options for growth that leave us well positioned to provide the commodities the world will need more of in the decades to come. Looking ahead Your company is well placed to meet the challenges of our rapidly changing world. It is the combination of our outstanding people, world-class assets and execution excellence that creates long-term value for our shareholders and for the communities where we live. In FY2025, we showed that the consistent execution of our clear and simple strategy delivers results. BHP is an outstanding business in great shape and I am confident we can continue to create value for you, our partners and many other stakeholders in the year ahead and for decades to come. I look forward to meeting you at our Annual General Meeting. Thank you for your continued support. Ross McEwan Chair

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Chief Executive Officer’s review Dear Shareholders, In FY2025, we made good progress on strengthening our pipeline of attractive growth options in copper and potash, and delivered another strong year of operational and financial performance. Most importantly, we did so safely. Nothing matters more than the safety of our people. We had no fatalities, and our total recordable injury and high potential injury frequency measures were both lower than the prior year. This improvement has been driven by significant investments in engineering controls through our Fatality Elimination Program, continuous improvement of how leaders support their teams through Field Leadership and the operating discipline delivered through the BHP Operating System. Executing well and delivering on our promises builds trust. Combined with the quality of our assets and the attractiveness of our chosen commodities, this gives us resilience and the foundation for long-term value growth. Mining now in the global spotlight We’re seeing an increasing focus on critical minerals supply and supply chain security across the globe. This is happening against a backdrop of growing geopolitical and trade tensions, and reflects a growing understanding and acceptance of the critical role mining will play in supporting national security, energy transitions and technology development. There is also a clearer recognition of the significant economic opportunity that accompanies investment in resources projects. Many resources producing nations are taking aggressive steps to improve competitiveness and to attract global capital to invest in new resource project opportunities. We continue to advocate for policies that drive productivity, encourage investment and spur economic growth. We engage with political leaders, policymakers and industry counterparts regularly, making the case for the settings to unlock resources for the shared benefit of nations, our sector and your company. Creating social value Our approach to social value and sustainability differentiates BHP and is essential to the creation of long-term shareholder value. We’re seeing practical challenges affect the pace of the global energy transition, including the development of the necessary technology at competitive cost. BHP’s climate commitments remain unchanged and we remain on track to meet our FY2030 operational decarbonisation target. We continue to partner with First Nations and Indigenous peoples around the world. Over 90 per cent of BHP’s operations are located on or near the traditional lands of Indigenous peoples – and we seek to build long-term relationships based on trust and mutual benefit. The significant uplift in our spend with Indigenous businesses during the year is a clear demonstration of this. We’re focused on building multi-year partnerships that enable Indigenous businesses to secure investment, grow with confidence and build their capability to provide goods and services to large companies like BHP. We have world-leading assets and we operate them well – underpinned by the sustained focus and capability building that comes through the BHP Operating System.” A culture and system for high performance Everything we achieve starts with our 90,000 strong workforce. This year we reached our global employee gender balance ambition of 40 per cent female representation early, and improved year-on-year performance against our Indigenous employee participation targets in Australia, Canada and Chile. Our efforts to build a better BHP, with a more inclusive, collaborative and respectful culture, have underpinned this achievement, and contributed to a safer, more productive and more reliable BHP. We have built a track record of operational excellence over recent years, underpinned by the BHP Operating System. In FY2025, we achieved copper production of over 2 million tonnes for the first time – and have lifted copper production by 28 per cent since FY2022. In steelmaking coal, improved operational productivity helped us increase production at BMA, excluding Blackwater and Daunia which were divested in April 2024. At Western Australia Iron Ore, we achieved record production while maintaining our position as the world’s lowest cost major iron ore producer, now for the sixth year in a row. Project delivery We are embedding the BHP Operating System in the way we plan and execute our capital projects as well. We recognise that reliable, capital efficient development of assets and infrastructure is critical to enabling our growth and to maximising shareholder returns. On Jansen Stage 1, a combination of inflation and cost escalation, design development and scope changes, and lower productivity on certain aspects of the project have resulted in a revision of our costs for construction. This is disappointing. It is not representative of the performance we have seen on BHP projects more broadly, nor what we aspire to. We’re taking steps to improve performance on Jansen Stage 1 and we’ll be applying what we learn to strengthen project delivery across the board at BHP. Winning strategy, clear path for growth Our simple, clear strategy drives strong results and long-term value growth. We’ve reshaped our portfolio in anticipation of the megatrends playing out around us, including our position in copper. A much greater proportion of our EBITDA – 45 per cent in FY2025 – now comes from copper. And we’re pursuing more copper growth from our existing assets and through strategic partnerships, including our newly formed Vicuña joint venture which holds copper deposits on the Argentina-Chile border. Through the disciplined application of our Capital Allocation Framework, we seek to sustain our assets, maintain a strong balance sheet and balance attractive shareholder returns and investment in our growth. The quality of our assets and our pipeline of compelling growth prospects gives us added optionality. This allows us to deliberately and strategically choose how we grow value for shareholders. To support our growth, we’re putting our strong balance sheet to work. We’ve optimised our net debt target range to US$10 billion to US$20 billion. This reflects the significant improvement in our operational performance and portfolio since it was last set. A clear future We have world-leading assets and we operate them well – underpinned by the sustained focus and capability building that comes through the BHP Operating System. This allows us to deliver industry-leading margins, high returns and funds for our growth – a unique combination that underpins our strength, consistency and resilience through the cycle. I am confident that BHP is positioned to deliver attractive value and growth for you in the years ahead. Thank you for your continued support. Mike Henry Chief Executive Officer

BHP Annual Report 2025 1 Why BHP 13 August 2025 marked 140 years since seven ordinary people gathered on a small plot of ground at Broken Hill in outback New South Wales, Australia. They had no idea the silver, lead and zinc mine they had established would become one of the world’s biggest companies and a global leader in the resources industry, BHP. Since then, BHP has produced many of the vital resources the world needs to grow and develop. Materials integral to what we use and do every day. Over the last 140 years our business has remained steadfastly resilient through mining cycles regardless of what has been happening in the world around us. We have done this by continually evolving our portfolio, by our ongoing drive to be the world’s best mining operator and by applying financial discipline to the decisions we make. We have built our business by investing, expanding and reshaping it to meet the changing demands of the world. Providing rewarding jobs and careers for hundreds of thousands of people. Making valuable contributions to the countries, regions and communities where we operate. Rewarding our shareholders with dividends and strong returns. Today, BHP is the world’s largest mining company by market capitalisation.1 We have world-leading operations across the globe producing materials vital for a better world. And we are positioned and ready to meet the challenges of the decades to come. How we operate is important The keys to our successful past and exciting future are the same – our people, capabilities, scale, portfolio and, in more recent times, the unique overarching way we work through the BHP Operating System (BOS). BOS differentiates our approach, makes improvement central to everyone’s role and provides for sustainable operating excellence year after year. We seek to use our capital carefully and effectively. We operate our assets efficiently. We have an overriding focus on safety. We embrace technology and innovation. We have a clear strategy and proven record of execution against it. We grow value through our large, long-life, quality assets in materials that improve standards of living and support decarbonisation and digitalisation, and through our differentiated focus on social value, which is integral to how we operate. We seek to extract materials as efficiently and effectively as we can while seeking to appropriately manage impacts on the planet. We choose to partner with peers, suppliers and customers where we believe we can innovate or create value together. Our products are vital for a better world Copper, iron ore, steelmaking coal and potash support the pursuit of a very basic human instinct – to improve our lives and those of the generations that come after us. Copper for renewable power, to rewire our energy system and to enable digitalisation. Steelmaking materials to build better, safer and more liveable cities and renewables infrastructure. Potash for food security and more sustainable land use. These are building blocks for a better world. Billions of people seeking higher standards of living is an enduring source of demand for commodities that BHP is proud to play a part in supplying. We have multiple growth options As new large, low-cost ore bodies become harder to find and develop, the scale and quality of our portfolio positions us well. We hold some of the world’s largest resources and lowest-cost assets. One of our biggest growth levers is productivity and unlocking more value from the assets we operate. We seek to improve productivity through the capabilities of our people and our culture of continuous improvement, and the use of technology and innovation to extract more from what we do every day. The scale of our assets provides growth options. In copper, we are advancing multiple options in Chile and we are studying growth options at our copper province in South Australia. We are seeking to produce more iron ore in Western Australia. We are working to improve productivity at our steelmaking coal operations in Queensland. We have sanctioned the second stage of our Jansen potash project in Canada, which we believe will double Jansen’s expected production capacity once complete. We are always on the lookout for the right opportunities. In the last financial year, we formed the Vicuña joint venture with Canada’s Lundin Mining, which holds the Josemaria and Filo del Sol copper deposits on the Argentina-Chile border. The Vicuña joint venture will create a long-term partnership between BHP and Lundin Mining to jointly develop an emerging copper district with world-class potential. The Filo del Sol deposit is one of the largest copper deposit discoveries in the last 30 years. We are a partner with Rio Tinto in the Resolution Copper Project in the United States, which is also one of the largest undeveloped copper projects in the world and has the potential to become a significant copper producer in North America. Our focus on social value generates business value Social value is what we call our positive contribution to society. It helps underpin stable operations, reduces risk and opens doors to opportunities, partnerships, talent and capital. It delivers business value. We are proud to have achieved our long-term aspirational goal of gender balance within our employee workforce during FY2025. We define gender balance as a minimum 40 per cent women and 40 per cent men, consistent with the definitions used by entities such as the International Labour Organization. Female employee representation reached 41.3 per cent at financial year end, from 17.6 per cent when we began this journey nine years ago. We are the first global, listed mining company to achieve this milestone, which has not only made BHP a better, more inclusive business for our workforce, it has helped make us a better place to work. A more inclusive culture has underpinned both female representation and better safety and operational performance. We see enormous opportunity before us The opportunity for BHP and what we can contribute for the world is profound. The development, decarbonisation and digitalisation of the globe involve pathways that require a significant increase in production of the key materials we produce. We seek to meet this demand and grow value for our partners and stakeholders, driving attractive returns and long-term value for our shareholders. BHP has been bringing people and resources together to build a better world for the last 140 years. Our resilient business is well positioned to fulfil our aspiration to deliver value for our shareholders and those around us for many more to come. 1. Market capitalisation as at 30 June 2025, sourced from Bloomberg.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Our strategy We will responsibly manage the most resilient long-term portfolio of assets, in highly attractive commodities and will grow value through being excellent at operations, discovering and developing resources, acquiring the right assets and options, and capital allocation. Through our differentiated approach to social value, we will be a trusted partner who creates value for all stakeholders. Our business model Exploration and acquisition We seek to add high-quality interests through our exploration activities and early-stage entry and acquisition options. Development and mining We strive to achieve the industry’s best performance in safety, operational excellence, project management and allocation of capital. Process and logistics We process and refine ore and seek to safely manage waste. Our objective is to efficiently and sustainably transport our products to customers. Sales, marketing and procurement We maximise value through our centralised marketing and procurement organisations, commercial expertise, understanding of markets and customer and supplier relationships. Closure and rehabilitation We consider closure and rehabilitation throughout the asset lifecycle to help minimise our impact and optimise post-closure value for all stakeholders and partners. Our Purpose To bring people and resources together to build a better world. Our Values Set the tone for our culture, a unique part of our competitive advantage. They are a declaration of what we stand for. They guide our decision-making, reinforce our culture and ensure all our people deliver on our purpose. Do what’s right A sustainable future starts with safety and integrity, building trust with those around us. Seek better ways Listening to learn and inspiring challenge is how we drive progress. Make a difference The accountability to act, create value and have impact is on each of us, every day.

BHP Annual Report 2025 2 Our business 2.1 Our portfolio A resource mix for today – and for the future We have copper, which is used in electrification and renewable power and is important for digitalisation. We have iron ore, which is essential for making steel needed for construction, including renewables infrastructure. Our higher-quality steelmaking coal is used in the blast furnace process for making steel. We are developing a world-class potash asset. Potash is used in fertilisers to assist with food security for a growing population and more sustainable land use. We are also a major producer of uranium and gold, which are by-products of our copper production. Copper Record group copper production 2.02 Mt 8% on FY2024 We are one of the world’s largest copper producers. We continue to pursue our strategy to increase our exposure to copper by effective capital allocation to grow our existing assets and through exploration, acquisition and early-stage options. We are using technical innovation, such as new flotation technology, to help control energy costs and unlock value. Our copper production rose 8 per cent in FY2025 to a record of over 2 million tonnes (Mt). We have grown annual copper production by 28 per cent since FY2022. Escondida in Chile is the world’s largest copper mine and achieved its highest production in 17 years. Spence in Chile achieved record production, while in Australia, Copper SA finished the year strongly with copper production records in June and for the second half of the year. In FY2025, we increased our early-stage options in copper by forming the Vicua joint venture with Canada’s Lundin Mining to hold the Josemaria and Filo del Sol copper prospects on the Argentina-Chile border. This joint venture provides an exciting opportunity to jointly develop an emerging copper district with world-class potential. Group copper production for FY2026 is expected to remain strong at between 1.8 Mt and 2 Mt on a consolidated basis. As we look ahead to the 2030s, we have a number of projects in execution and under study that we estimate could deliver 2 million tonnes per annum (Mtpa) of attributable copper production during the decade.1 For more information refer to OFR 6.1 Iron ore Western Australia Iron Ore (WAIO) is the lowest-cost major iron ore producer globally2 and has one of the lowest greenhouse gas (GHG) emission production intensities of benchmarked iron ore operations.3 WAIO set multiple records in FY2025, including for full-year production of 257 Mt (290 Mt on a 100 per cent basis). South Flank exceeded its name plate capacity production of 80 Mt (100 per cent basis) in its first full year of operation after being delivered on time and on budget in FY2024. The efficiency of our infrastructure hubs continued to strengthen performance, with rail, port and technology investments delivering tangible production outcomes. Production for FY2026 is expected to be between 284 and 296 Mt (100 per cent basis) incorporating the planned renewal of Car Dumper 3 in the first half of FY2026 and the ongoing tie-in activities for the Rail Technology Programme. Production increased by 34 per cent at Samarco in Brazil to 6.4 Mt (12.8 Mt 100 per cent basis) in FY2025 following the ramp up of a second concentrator ahead of schedule. For more information refer to OFR 6.2 1. Represents our current aspiration for BHP group attributable copper production, and not intended to be a projection, forecast or production target and investors should not rely on this aspirational statement when making any investment decisions. The statement is aspirational as it is contingent on potential increases in production rates, as well as potential from non-operated joint ventures and exploration programs (which are uncertain and may not be realised). The pathway is subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity and, in certain cases, the development of exploration assets, in which factors are uncertain. 2. BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors (including Fortescue, Rio Tinto and Vale), adjusted based on publicly available financial information.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Third-consecutive full-year Steelmaking coal production 263 record Focusing on higher-quality product Mt 18 Mt 1% on FY2024 19% on FY2024 We continue to focus our steelmaking coal operations in Queensland on higher-quality product and have one of the lowest GHG emission production intensities of benchmarked export steelmaking coal mines.3 Excluding the contribution of the Blackwater and Daunia mines, which were divested in FY2024, production increased 5 per cent to 18 Mt in FY2025 (36 Mt 100 per cent basis). Raw coal inventory levels increased 12 per cent. The strong performance was underpinned by improved truck productivity and led to increased production across all open-cut mines. Our focus on rebuilding raw coal inventory enabled us to stabilise operating performance across the asset and increase production despite geotechnical challenges at Broadmeadow and a 36 per cent year-on-year increase in rainfall. Production for FY2026 is expected to increase to between 18 and 20 Mt (36 and 40 Mt on a 100 per cent basis), weighted to the second half, while unit costs are expected to decrease with guidance between US$116/t and US$128/t as we push to further improve productivity. Our focus on improving value chain stability will continue into CY2027 as we continue to rebuild raw coal inventory to sustainable levels and normalising strip ratios. For more information refer to OFR 6.3 Potash Major global 7.0–US producer by the end of the decade US$ $7.4bn Estimated capital expenditure for Jansen Stage 1 We are developing one of the world’s largest potash mines in Canada. Jansen will increase our product diversification, customer base and operating footprint, and expand our business into a future growth market. Jansen Stage 1 (JS1) was 68 per cent complete by the end of FY2025. In July 2025, we announced updates relating to the Jansen potash project. We estimate capital expenditure for JS1 to increase from our original estimate of US$5.7 billion to be in the range of US$7.0 billion to US$7.4 billion including contingencies, and first production to revert back to the original schedule of mid-CY2027. We expect to update the market on JS1’s timing and optimised capital expenditure estimate in the second half of FY2026. We have decided to extend the execution of JS2 by two years, shifting first production from FY2029 to FY2031, as part of our regular review of capex sequencing under the Capital Allocation Framework. JS2’s capital expenditure remains under review and we expect to update the market on JS2’s optimised capital expenditure estimate in the second half of FY2026. Jansen is a world-class asset and is expected to have operating costs at the low end of the cost curve when fully ramped up. For more information refer to OFR 6.4 3. For CY2024, the GHG emissions intensity of our production of our commodities is estimated to rank in the first quartile for our iron ore and sitting across first and second quartiles for copper and steelmaking coal mines of global mining operations analysed by CRU. This analysis is based on CY2024 data from CRU (as CRU data is prepared on a calendar year basis) and includes CRU’s assumptions and estimates of BHP’s operations. For more information on how the GHG emission intensity for our iron ore, and copper, and steelmaking coal mines has been calculated and compared refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025.

BHP Annual Report 2025 2 Our business continued 2.2 Where we operate Total economic contribution1 (US$) $46.8bn Global total $11.4bn $2.0bn $3.6bn $29.8bn No. of employees and contractors2 91,304 Global total 35,911 2,696 5,875 46,822 Payments to suppliers3 (US$) $24.8bn Global total $7.3bn Australia $1.8bn Chile $2.5bn Canada $13.2bn Rest of the world4 London Saskatoon Jansen Toronto Washington Tokyo Resolution Copper Gurgaon Shanghai Tucson Manila Kuala Lumpur Singapore Carajás Western Australia Antamina Iron Ore Lima Western BHP Mitsubishi Alliance Samarco Australia Nickel Iquique Pampa Belo Brisbane Norte Antofagasta Horizonte Perth NSW Energy Coal Escondida Copper South Australia Adelaide Melbourne Vicuña Santiago BHP principal Non-operated office location joint venture Total payments to governments3 (US$) $10.4bn Global total $6.8bn $3.2bn Australia Chile $49m $290m Canada Rest of the world4 We remain one of the largest taxpayers in Australia, contributing US$6.8 billion in FY2025. During the last decade, we paid US$98.1 billion globally in taxes, royalties and other payments to governments, including US$78.1 billion in Australia.” Vandita Pant Chief Financial Officer Copper Iron ore Coal Potash Nickel 1. This includes contribution to suppliers, wages and benefits for employees, dividends, taxes and royalties, and voluntary social investment. For more information refer to the Economic Contribution Report 2025. 2. Based on a ‘point-in-time’ snapshot of employees as at 30 June 2025, including employees on extended absence. Contractor data is collected from internal organisation systems and averaged for a 10-month period, July 2024 to April 2025. 3. For more information refer to the Economic Contribution Report 2025. 4. Rest of the world includes consolidation adjustments.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 3 Our key differentiators BHP is in the right commodities. We hold great resources. We operate them excellently. And we apply discipline in how we allocate capital. The combination of these factors underpins enduring value creation. They also enable our resilience through the mining cycle. There are many factors that contribute to our business stability, each of which is vital. It’s the unique combination of these factors that sets BHP apart. Our people We have more than 90,000 employees and contractors globally.1 We strive to offer an engaging and supportive workplace, which empowers our people to find safer and more productive ways of working. To do this, we provide tools and opportunities in our working environment to allow our people to perform at their best. Our people are empowered daily in their work by the BHP Operating System (BOS). Safety High potential Fatalities injury frequency2 0 0.09 For more information FY2024: 1 18% from FY2024 refer to OFR 8 BHP Operating System BOS is our unique overarching management system that enables the right culture, routines, behaviours and leadership to deliver operating excellence and leading safety performance. It provides us with a competitive edge. BOS drives continuous improvement through the application of BOS tools and practices. It helps strengthen our culture and enables us to set ambitious targets where our people can learn and enjoy what they are doing. It makes improvement central to everyone’s role. BOS helps us focus on leadership development, capability and engagement, and creates better-planned, more stable work processes. How BOS works Three principles underpin BOS and guide how we think and behave at BHP. Serve our 1customer We must know who our customer is and be fully committed to meeting their needs – delivering exactly what they need, at the right time and at the appropriate levels of quality and cost. Pursue operating 2perfection Our ambition is 100% safety for our people, 100% value for our customers, 0% wasted expense or effort – our efforts for improvement never stop. Empower 3our people Our people know their work and how to improve it – they are given the right conditions to excel. Social value We are committed to social value and the responsible provision of commodities the world needs to develop, decarbonise and digitise. Social value creates business value. In FY2025, we continued to refine our approach to social value. We have a 2030 social value scorecard to monitor our progress. Each year since first publishing the social value scorecard in June 2022, we have reported performance against key metrics and the milestones for that year and set out new short-term milestones for the next year to demonstrate the pathway to FY2030. For more information on our 2030 social value scorecard refer to OFR 9.4 Financial excellence We use our Capital Allocation Framework (CAF) to assess the most effective and efficient way to deploy capital. Since we last revised our net debt target range in FY2022, our underlying portfolio fundamentals have improved, with materially higher copper production, improved operational stability, an industry-leading cost position at WAIO and lower unit costs at our operated copper assets leading to improved debt service capacity. Our balance sheet remains strong, and we are putting it to work to assist in funding our suite of attractive organic growth projects while we continue to deliver attractive shareholder returns. As a result, we have increased our net debt target range to between US$10 billion and US$20 billion (from between US$5 billion and US$15 billion). Our Capital Allocation Framework Operating productivity Capital productivity Net operating cash flow Maintenance and Strong balance sheet Minimum 50% payout decarbonisation capital ratio dividend Excess cash 50 Balance sheet Additional dividends Buy-backs Organic development Acquisitions/divestments Maximise value and returns Exceptional performance Operating excellence Enabled by BOS, operational excellence underpins strong returns and investment growth. FY2025 was a standout year for BHP, marked by record production, continued sector-leading margins and disciplined capital allocation. We are the world’s lowest-cost major iron ore producer and have been for six years, and we have the best track record of delivering production against guidance amongst our competitors. Operating and financial strength The strength of our portfolio, our operating excellence and financial rigour from our disciplined application of the CAF enable us to deliver strong and consistent returns. We achieved net operating cash flow of US$18.7 billion in FY2025. Our net operating cash flow has been more than US$15 billion for all but one of the past 16 years. Over the past decade, our EBITDA margin has averaged 55 per cent and it is approximately 10 percentage points above our closest major competitor. Project excellence Project excellence is a major focus and we continue to build strong capability in this area. We have a disciplined approach to the execution of projects with focus on predictability and efficiency, as shown through our delivery of the South Flank mine and the Port Debottlenecking Project 1 at WAIO, and the Spence Growth Option in Chile. Technology and innovation In FY2025, we launched a refreshed Technology Strategy to accelerate the role of technology as a key enabler of our business. This strategy positions us to harness data, digital solutions and innovation to improve safety, enhance productivity and unlock long-term value across our global operations. Technology supports every part of our value chain – from exploration and processing to production and logistics. We use automation, artificial intelligence (AI) and data analytics to manage risk, improve asset performance and support our decision-making. Our systems achieve critical technology service availability nearly 100 per cent of the time, supporting the safe and continuous operation of our operated assets and functions. From a safety perspective, our strategy involves assessing new technologies, such as proximity and edge detection systems on mobile equipment and vehicles. AI is also expected to play an increasingly prominent role in our operations and business. By improving how we use data and digital tools, we aim to shorten innovation cycles, reduce operational variability and accelerate value creation. These efforts are already delivering results in areas such as maintenance optimisation, supply chain planning and frontline safety.

BHP Annual Report 2025 4 Positioning for growth With our clear strategy and focus on creating and sustaining the right portfolio of the best assets with enhanced growth optionality, BHP is well placed to capitalise on the changes shaping our world. Our global copper growth program Our biggest near-term growth levers are improving productivity at our existing assets and unlocking more of their potential. We have significant opportunities in our world-leading copper portfolio. These projects have potential to enable significant total annual copper production through the 2030s. In Chile, we have a strong pipeline of organic growth options with attractive returns across our Escondida and Pampa Norte assets, which we expect will enable copper production in Chile to average ~1.4 Mtpa through the 2030s. In South Australia, we are assessing the pathway to deliver >500 kilotonnes per annum (ktpa) of copper production (>700 ktpa CuEq) and a strategy to deliver up to 650 ktpa copper production from the 100 per cent-owned Copper South Australia. During FY2025, we have further optimised the sequence of this growth program. Vicuña: an exciting new venture BHP is pleased to be partnering with Canada’s Lundin Mining in the Vicuña joint venture, an exciting new copper growth opportunity for both companies in Argentina and Chile. In January 2025, BHP and Lundin Mining formed the Vicuña joint venture to hold the combined Josemaria and Filo del Sol projects located on the Argentina-Chile border. The joint venture will create a long-term partnership between BHP and Lundin Mining to jointly develop an emerging copper district with world-class potential. The proximity of Josemaria and Filo del Sol allows for infrastructure to be shared between the deposits, with greater economies of scale and increased optionality for staged expansions, as well as the incorporation of future exploration as the development matures. Unlocking further iron ore growth at WAIO WAIO has been the world’s lowest-cost major iron ore producer for the last six years. WAIO was designed with an initial capacity of 240 Mtpa (100 per cent basis). In FY2025, WAIO produced a record 290 Mt (100 per cent basis) demonstrating supply chain excellence from pit to port. We have approved the commissioning of a sixth car dumper (CD6) and related infrastructure at Port Hedland for a total investment of ~US$0.9 billion.1 CD6 will create capacity to maintain production of >305 Mtpa (100 per cent basis) from Q4 FY2028 through a period of planned major CD renewals beginning in FY2029. It will also improve our ore blending and screening capability at the port. Our position in potash Potash is a fertiliser and can enable more efficient and sustainable farming. We believe potash is going to be increasingly required for agricultural use as a growing population seeks more and better food production from constrained farmable land. We are developing what we expect will be a best-in-class new potash mine in Canada capable of generating strong cash flow through the cycle. Jansen has the potential to deliver long-term value for shareholders, local communities and First Nations, and positions BHP to be one of the leaders in the global potash industry. For more information refer to OFR 6.4 Creating and accelerating longer-term options BHP Ventures BHP Ventures is our dedicated venture capital unit. It invests in companies developing game-changing technologies with the potential to make BHP’s global operations safer, more productive and more sustainable. Investments in FY2025 included technologies covering ore characterisation, industrial robotics and physical artificial intelligence systems, subsurface mapping and ammonia cracking for maritime decarbonisation. Further investments were made in Boston Metal and Electra, portfolio companies supporting our electrochemical reduction pathway. Through our investments, we aim to accelerate the development of technology – such as early-stage leaching technologies – to benefit not only our business and value chain, but that of our broader industry. Think & Act Differently Think & Act Differently is BHP’s team set up to find and accelerate leading mining technology solutions to support our ambitions to deliver commodities the world needs in new ways. In FY2025, successful pilots were conducted for Hydrofloat and Jameson cells, both flotation technologies that could help us recover more metal from the ore we process. A flame emissions probe, which is a slag temperature and characteristic monitoring tool, was developed, seeking to improve control and enhance safety in the Olympic Dam smelter. We also trialled automated drill rigs to improve efficiency. Collaboration with vendors also led to advancements in 3D seismic and muon tomography technologies for better ore body knowledge. Through our open innovation program, we supported 40 innovators in FY2025 providing them with mentoring, funding, data and samples to help develop options for the future. Growth through exploration, focused on copper Exploration In FY2025, we continued to strengthen our exploration portfolio, focusing primarily on copper opportunities. Our efforts spanned early-stage greenfield exploration, strategic alliances and the expansion of our Xplor accelerator program. Global greenfield exploration: expanding our footprint Our greenfield exploration is focused on the discovery of material new copper resources. We advanced greenfield exploration activities in Australia, Botswana, Canada, Chile, Norway, Peru, Serbia, Sweden and the United States. Copper South Australia: exploration and resource drilling In August 2024, we announced an Inferred Mineral Resource at Oak Dam. We also had promising brownfield exploration drilling results at OD Deeps, which included intercepts exceeding 1.0 per cent copper. Exploration drilling continued throughout FY2025, targeting resource expansion and further delineation of high-grade zones. BHP exploration regions Copper – Peru – Serbia exploration – Chile – Norway location – Australia, South Australia – United States – Australia, Queensland – Canada – Australia, Western Australia – Botswana BHP Xplor Established in FY2023, BHP Xplor continues to serve as our accelerator for early-stage critical mineral exploration. The program offers equity-free grants of up to US$500,000 and access to BHP’s expert network, enabling selected companies to rapidly test geological concepts and mature their projects. To date, Xplor has supported 21 companies, with several companies advancing to longer-term commercial arrangements – demonstrating a clear pathway from concept to partnership. In January 2025, we announced the largest and most geographically diverse Xplor cohort to date, chosen based on the high quality of their exploration programs, strong leadership and innovative approaches to leveraging leading-edge technologies and data. The eight selected companies span seven countries – the United States, Argentina, Canada, Saudi Arabia, Serbia, Peru and Germany – and are primarily focused on copper. Exploration expenditure Our total metals exploration expenditure was US$396 million in FY2025, a 13 per cent decrease on FY2024. Our resource assessment exploration expenditure decreased by 25 per cent to US$250 million, while our greenfield expenditure increased by 18 per cent to US$146 million. For more information on our exploration expenditure refer to Additional information 3 – Financial information by commodity. 1. Estimated capital expenditure is BHP equity share

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Chief Financial Officer’s review Dear Shareholders, I am pleased to report on BHP’s FY2025 financial results. We delivered another strong set of results enabled by our great people, the disciplined application of our strategy, world-class assets, operational excellence and through financial rigour underpinned by our Capital Allocation Framework (CAF). This enabled the Board to announce a final dividend of 60 US cents per share. Together with the dividend for the first half, the total dividends to shareholders determined for the year will be US$5.6 billion. Our approach aims to balance investment in growth with shareholder returns – as reflected in our payout ratio of 55 per cent for FY2025. Strong results We can deliver a dividend of this scale because of our resilient portfolio and disciplined operational delivery, achieved amid a volatile external environment. We achieved an underlying EBITDA of US$26 billion, with a 53 per cent margin. We have averaged a margin of over 50 per cent for the past 20 years, which is a testament to our consistency and a sign of the resilience and stability of BHP. This year, we generated net operating cash flow of US$18.7 billion. After an adjusted effective tax rate including royalties of 44.6 per cent, our underlying attributable profit was US$10.2 billion. Our return on capital employed was strong at 20.6 per cent. Strong performance in areas we can control We continue to perform well in the areas we can control, with healthy volume growth and disciplined cost management. We saw record production volumes in iron ore and copper, and increased our steelmaking coal production on the prior financial year, excluding Blackwater and Daunia which we divested in CY2024. Importantly, we continued to be disciplined with our costs. Escondida delivered an 18 per cent unit cost reduction and WAIO remains the lowest-cost major iron ore producer in the world. Across the group, unit costs at our major assets were down 4.7 per cent year-on-year.1 Value-adding investments and resilient balance sheet In FY2025, we invested US$9.8 billion in capital and exploration expenditure. We also invested US$2.1 billion to acquire a 50 per cent interest in the Josemaria and Filo del Sol deposits and form the Vicuña joint venture with Lundin Mining. The Filo del Sol deposit is one of the largest copper deposit discoveries in the last 30 years. We are doubling down on making sharper, more dynamic capital optimisation choices aimed at ensuring maximum value for every dollar we spend.” Capital and exploration expenditure guidance remains unchanged in FY2026 and FY2027 at approximately US$11 billion. The increase is principally for investment in our strong pipeline of attractive growth projects. We have sought to optimise our capital profile over FY2028 to FY2030 and reduced forecast capital spend by US$1 billion per annum, to ~US$10 billion each year on average over this period. With net debt of US$12.9 billion, our balance sheet remains strong. The resilience of our portfolio, track record of stable operations and robust financial performance has led to our improved debt servicing capacity. Accordingly, we are revising our net debt target range to US$10 billion to US$20 billion (from US$5 billion to US$15 billion). This will unlock the power of our balance sheet for our pipeline of projects we expect will deliver great value for our shareholders, partners and other stakeholders well into the future. Disciplined approach – investing for value We maintain flexibility to adjust our capital spending and phasing of projects to accommodate market dynamics and cash flow generation. We are doubling down on making sharper, more dynamic capital optimisation choices aimed at ensuring maximum value for every dollar we spend. We have a number of levers at our disposal to do this. These include the sequencing of projects for improved value, lifting our project capital efficiency and enhancing our project excellence capabilities to unlock cash flow and returns earlier. We are also looking at strategic partnerships that can bring complementary skills and help manage risk. Additionally, we continue to investigate opportunities to unlock capital from our assets – which may hold greater value for others – to recycle into higher-returning opportunities at BHP. Delivering value for all stakeholders When BHP succeeds, we create value for all those around us. In FY2025, we delivered $46.8 billion in total global economic contribution, including US$24.8 billion in payments to our suppliers. Importantly, more than $3.2 billion in those payments went to small, local and Indigenous businesses in the communities where we operate. We also contributed US$10.4 billion in taxes and royalty payments and our global adjusted effective tax rate in FY2025 was 37.2 per cent. Once royalties are included, our FY2025 rate increases to 44.6 per cent. We remain one of the largest taxpayers in Australia, contributing US$6.8 billion in FY2025. During the last decade, we paid US$98.1 billion globally in taxes, royalties and other payments to governments, including US$78.1 billion in Australia. These payments help governments build schools, hospitals and roads and make a positive contribution to the communities in which we work and live. Future is exciting With our continued focus on operational excellence, balance sheet strength and rigorous capital discipline, I am confident that BHP is set to continue to deliver value for our shareholders well into the future. Thank you. Vandita Pant Chief Financial Officer 1. Calculated on a copper equivalent production weighted average basis, based on FY2025 average realised prices for major assets including Escondida, Spence, Copper SA, WAIO and BMA.

BHP Annual Report 2025 5 Financial review 5.1 Group overview We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Consolidated Financial Statements. For more information refer to Financial Statements We use various non-IFRS financial information to reflect our underlying financial performance. Non-IFRS financial information is not defined or specified under the requirements of IFRS, however is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information is consistent with how management reviews the financial performance of the Group with the Board and the investment community. OFR 13 ‘Non-IFRS financial information’ includes our non-IFRS financial information and OFR 13.1 ‘Definition and calculation of non-IFRS financial information’ outlines why we believe non-IFRS financial information is useful and the relevant calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position. 5.2 Key performance indicators Our key performance indicators (KPIs) enable us to measure our development and financial performance. These KPIs are used to assess performance of our people throughout the Group. For information on our approach to performance and reward refer to Remuneration Report For information on our overall approach to executive remuneration, including remuneration policies and remuneration outcomes refer to Remuneration Report Summary of financial measures Year ended 30 June US$M 2025 2024 Consolidated Income Statement (Financial Statements 1.1) Revenue 51,262 55,658 Profit/(loss) after taxation 11,143 9,601 Profit/(loss) after taxation attributable to BHP shareholders 9,019 7,897 Dividends per ordinary share – paid during the period (US cents) 124.0 152.0 Dividends per ordinary share – determined in respect of the period (US cents) 110.0 146.0 Basic earnings/(loss) per ordinary share (US cents) 177.8 155.8 Consolidated Balance Sheet (Financial Statements 1.3) Total assets 108,790 102,362 Net assets 52,218 49,120 Consolidated Cash Flow Statement (Financial Statements 1.4) Net operating cash flows 18,692 20,665 Capital and exploration and evaluation expenditure 9,794 9,273 Other financial information (OFR 13) Net debt 12,924 9,120 Underlying attributable profit 10,157 13,660 Underlying EBITDA 25,978 29,016 Underlying basic earnings per share (US cents) 200.2 269.5 Underlying return on capital employed (per cent) 20.6 27.2 Underlying attributable profit1,3 Underlying EBITDA2,3 Net operating cash flows1 Underlying return on US$ billion US$ billion US$ billion capital employed1,3 Per cent 25 50 35 50 23.8 48.7 32.2 20 40 40.6 28 40 27.2 17.1 35.1 15 30 21 30 32.5 28.0 29.0 20.7 28.8 13.4 13.7 26.0 18.7 18.7 27.2 10 10.2 20 14 20 20.6 5 10 7 10 0 0 0 FY2021 FY2022 FY2023 FY2024 FY2025 0 FY2021 FY2022 FY2023 FY2024 FY2025 FY2021 FY2022 FY2023 FY2024 FY2025 FY2021 FY2022 FY2023 FY2024 FY2025 1. Includes data for Continuing and Discontinued operations for the financial years being reported. 2. Excludes data from Discontinued operations for the financial years being reported. 3. For more information on non-IFRS financial information refer to OFR 13.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Reconciling our financial results to our key performance indicators Profit Earnings Cash Returns Measure Profit after US$M Profit after US$M Net operating US$M Profit after US$M taxation 11,143 taxation 11,143 cash flows 18,692 taxation 11,143 Made Profit after taxation Profit after taxation Cash generated by the Profit after taxation up of Group’s consolidated operations, after dividends received, interest, proceeds and settlements of cash management related instruments, taxation and royalty-related taxation. It excludes cash flows relating to investing and financing activities. Adjusted Exceptional items Exceptional items Exceptional items for before taxation 1,234 before taxation 1,234 after taxation 1,138 Tax effect of Tax effect of Net finance costs excluding exceptional items (96) exceptional items (96) exceptional items 653 Exceptional items Depreciation Income tax expense on net after tax attributable and amortisation finance costs (224) to non-controlling excluding Profit after taxation interests – exceptional items 5,540 excluding net finance costs Exceptional items Impairments of and exceptional items 12,710 attributable to property, plant Net assets at the beginning BHP shareholders 1,138 and equipment, of the period 49,120 Profit after taxation financial assets and Net debt at the beginning attributable to intangibles excluding of the period 9,120 non-controlling exceptional items 198 Capital employed at the interests (2,124) Net finance beginning of the period 58,240 costs excluding exceptional items 653 Net assets at the end of the period 52,218 Taxation expense excluding Net debt at the end exceptional items 7,306 of the period 12,924 Capital employed at the end of the period 65,142 Average capital employed 61,691 To reach Underlying attributable profit10,157 Underlying EBITDA 25,978 Net operating cash flows 18,692 Underlying return on 20.6% our KPIs capital employed Why Underlying attributable profit allows Underlying EBITDA is used Net operating cash flows provide Underlying return on capital employed is an do we the comparability of underlying to help assess current insights into how we are managing indicator of the Group’s capital efficiency. use it? financial performance by excluding operational profitability costs and increasing productivity It is provided on an underlying basis to the impacts of exceptional items. excluding the impacts of across BHP. allow comparability of underlying financial sunk costs (i.e. depreciation performance by excluding the impacts of from initial investment). It is exceptional items. a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources. 5.3 Financial results The following table provides more information on the revenue and expenses of the Group in FY2025. 2025 2024 2023 Year ended 30 June US$M US$M US$M Revenue1 51,262 55,658 53,817 Other income 368 1,285 394 Expenses excluding net finance costs (32,319) (36,750) (31,873) Profit/(loss) from equity accounted investments, related impairments and expenses 153 (2,656) 594 Profit from operations 19,464 17,537 22,932 Net finance costs (1,111) (1,489) (1,531) Total taxation expense (7,210) (6,447) (7,077) Profit after taxation 11,143 9,601 14,324 Attributable to non-controlling interests 2,124 1,704 1,403 Attributable to BHP shareholders 9,019 7,897 12,921 1. Includes the sale of third-party products. Profit after taxation attributable to BHP shareholders of US$9.0 billion includes an exceptional loss of US$1.1 billion (after tax) and compares to US$7.9 billion in FY2024 which included an exceptional loss of US$5.8 billion (after tax). The FY2025 exceptional loss comprises US$0.9 billion (after tax) relating to Samarco dam failure impacts and US$0.2 billion (after tax) costs associated with the transition of Western Australia Nickel (WAN) into temporary suspension. The FY2024 exceptional loss included US$3.8 billion (after tax) relating to Samarco dam failure impacts, US$2.7 billion (after tax) impairment in relation to WAN assets, partially offset by US$0.7 billion (after tax) gain on divestment of the Blackwater and Daunia mines. For more information on Exceptional items refer to Financial Statements note 3 ‘Exceptional items’

BHP Annual Report 2025 5 Financial review continued Revenue of US$51.3 billion decreased by US$4.4 billion, or 8 per cent from FY2024. This decrease was mainly due to lower average realised prices for iron ore and coal combined with the transition of WAN into temporary suspension in December 2024 and the divestment of Blackwater and Daunia in April 2024. The decrease was partially offset by higher average realised prices for copper combined with higher copper sales volumes. Higher sales volumes were driven by record copper production primarily due to Escondida higher concentrator feed grade and throughput due to operational improvements, mine sequencing and productive movement and record production at Spence from improved operating performance. Although WAIO also achieved a production record, sales volumes were lower due to increased weather impacts from Tropical Cyclone Zelia and Tropical Storm Sean. For information on our average realised prices and production of our commodities refer to OFR 12 Other income of US$0.4 billion decreased by US$0.9 billion, or 71 per cent from FY2024 largely reflecting the exceptional US$0.9 billion (before tax) gain on divestment of Blackwater and Daunia recognised in FY2024. Total expenses excluding net finance costs of US$32.3 billion decreased by US$4.4 billion, or 12 per cent from FY2024. This primarily reflected the prior period impact of the US$3.8 billion (before tax) impairment of WAN assets combined with lower government royalties of US$1.0 billion in the current year due to lower realised iron ore and coal prices. Raw materials and consumables costs decreased by US$0.6 billion, mainly due to the transition of WAN into temporary suspension in December 2024 and the divestment of Blackwater and Daunia in April 2024. These were partially offset by net inventory movements of US$0.7 billion across the Group and higher wages and salaries of US$0.4 billion primarily due to inflation. Profit from equity accounted investments, related impairments and expenses of US$0.2 billion increased by US$2.8 billion from a loss of US$2.7 billion in FY2024 predominantly due to Samarco dam failure impacts in the prior period. For more information on the total impact of the Samarco dam failure provision and impairment charges connected with equity accounted investments refer to Financial Statements note 3 ‘Exceptional items’ and Financial Statements note 13 ‘Impairment of non-current assets’ respectively Net finance costs of US$1.1 billion decreased by US$0.4 billion, or 25 per cent, from FY2024 primarily reflecting the impact of lower interest rates on the unwind of discounting on provisions combined with higher capitalised interest, mainly in relation to Potash projects. For more information on net finance costs refer to Financial Statements note 23 ‘Net finance costs’ Total taxation expense of US$7.2 billion increased by US$0.8 billion, or 12 per cent from FY2024 primarily due to the non-recurrence of a tax benefit of US$1.1 billion in relation to the impairment of WAN assets recognised in the prior period, the impact of a full year of higher Chilean mining taxes (effective 1 January 2024) and also higher tax in line with higher Chilean profits. For more information on income tax expense refer to Financial Statements note 6 ‘Income tax expense’ Principal factors that affect Underlying EBITDA The following table and commentary describe the impact of the principal factors1 that affected Underlying EBITDA for FY2025 compared with FY2024. US$M Year ended 30 June 2024 29,016 Net price impact: Change in sales prices (4,580) Lower average realised prices for iron ore and coal, partially offset by higher average realised prices for copper. Price-linked costs 875 Lower iron ore and coal royalties in line with lower prices. (3,705) Change in volumes 2,215 Record copper production primarily due to Escondida higher concentrator feed grade and throughput due to operational improvements, mine sequencing and productive movement and record production at Spence from improved operating performance, partially offset by Copper SA slightly lower production volumes due to a weather-related power outage in Q2 FY2025. Copper SA sales volumes were slightly higher due to inventory drawdown. Record WAIO production despite sales volumes being lower due to increased weather impacts from Tropical Cyclone Zelia and Tropical Storm Sean, and planned Rail Technology Programme tie-ins. BMA strong performance, supported by improved truck productivity and inventory drawdown, helped mitigate wet weather and geotechnical challenges. Change in controllable cash costs: Operating cash costs (893) Higher costs at Escondida driven by one-off labour-related costs combined with higher operational and maintenance contractor costs to support higher material movement. Spence and Copper SA were higher due to finished goods inventory drawdowns. WAIO higher costs reflected additional planned shutdowns and to support higher material movement, partly offset by favourable inventory movements. BMA and NSWEC were higher due to inventory drawdowns to mitigate the impacts of wet weather, geotechnical conditions, and reduced truck availability, respectively. Exploration and (60) business development (953) Change in other costs: Exchange rates 354 Impact of movements in the Australian dollar and Chilean peso against the US dollar. Inflation on costs (538) Impact of inflation on the Group’s cost base. Fuel, energy, and consumable 148 Predominantly lower diesel prices, partially offset by higher electricity and explosives prices. price movements Non-cash 392 Higher stripping capitalisation primarily at Escondida reflecting phase of mine plan. One-off items 356 Change in other: Asset sales (40) Ceased and sold operations (722) Contribution from the Blackwater and Daunia mines prior to divestment in FY2024 and the transition of WAN into temporary suspension in December 2024. Other (189) Includes higher rehabilitation costs reflecting increase in provision for certain contaminated sites. Year ended 30 June 2025 25,978 1. For information on the method of calculation of the principal factors that affect Underlying EBITDA refer to OFR 13.2.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Cash flow The following table provides a summary of the Consolidated Cash Flow Statement contained in Financial Statements 1.4, excluding the impact of foreign currency exchange rate changes on cash and cash equivalents. 2025 2024 2023 Year ended 30 June US$M US$M US$M Net operating cash flows 18,692 20,665 18,701 Net investing cash flows (13,350) (8,762) (13,065) Net financing cash flows (5,971) (11,669) (10,315) Net (decrease)/increase in cash and cash equivalents (629) 234 (4,679) Net operating cash inflows of US$18.7 billion decreased by US$2.0 billion. This is primarily due to lower average realised prices, inflationary impacts on the Group’s cost base, and inventory movements, partially offset by record copper production and favourable foreign exchange movements. Net investing cash outflows of US$13.4 billion increased by US$4.6 billion. This increase primarily reflects the US$2.1 billion to acquire a 50 per cent share in the Vicuña joint venture, US$1.1 billion of higher payments made in relation to Samarco, including settlement obligations, higher capital expenditure of US$0.6 billion, combined with non-recurrence of US$0.8 billion proceeds related to the divestment of Blackwater and Daunia received in FY2024. For more information on the Samarco ratification agreement and the acquisition of Filo Corp refer to Financial Statements note 4 ‘Significant events – Samarco dam failure’ and note 29 ‘Investments accounted for using the equity method’ respectively Net financing cash outflows of US$6.0 billion decreased by US$5.7 billion, reflecting lower repayments of interest bearing liabilities of US$5.7 billion mainly from the non-recurrence of the repayment of the OZL acquisition facility of US$5.0 billion in FY2024 and lower bond repayments in the current period. Lower dividends paid to BHP shareholders of US$1.3 billion were largely offset by lower proceeds from interest bearing liabilities of US$1.0 billion. For more information refer to Financial Statements note 21 ‘Net debt’ Underlying return on capital employed (ROCE) of 20.6 per cent decreased by 6.6 percentage points (FY2024: 1.6 percentage point decrease) primarily due to the decrease in profit after taxation excluding net finance costs and exceptional items of US$3.3 billion combined with higher average capital employed reflecting the impact of the acquisition of a 50 per cent share in the Vicuña joint venture in FY2025 and the increase to the Samarco provision in FY2024. For more information on ROCE refer to OFR 13 5.4 Debt and sources of liquidity Our policies on debt and liquidity management have the following objectives: – a strong balance sheet through the cycle – diversification of funding sources – maintain borrowings and excess cash predominantly in US dollars Interest bearing liabilities, net debt and gearing At the end of FY2025, Interest bearing liabilities were US$24.5 billion (FY2024: US$20.7 billion) and Cash and cash equivalents were US$11.9 billion (FY2024: US$12.5 billion). This resulted in Net debt of US$12.9 billion, which represented an increase of US$3.8 billion compared with the Net debt position at 30 June 2024. The increase is primarily due to US$18.7 billion operating cash flows generated being more than offset by US$9.8 billion of capital and exploration expenditure, US$2.1 billion acquisition of a 50 per cent share in the Vicuña joint venture, US$1.8 billion of Samarco settlement obligation payments and dividend payments of US$8.3 billion. Gearing, which is the ratio of Net debt to Net debt plus Net assets, was 19.8 per cent at 30 June 2025, compared with 15.7 per cent at 30 June 2024. For more information on Net debt and gearing refer to Financial Statements note 21 ‘Net debt’ and OFR 13 During FY2025, gross debt increased by US$3.8 billion to US$24.5 billion as at 30 June 2025. The increase reflects the issuance of US$3.0 billion US bonds in February 2025 and entering a US$1.0 billion three-year loan in December 2024. At the subsidiary level, Escondida repaid US$40 million of debt and received proceeds from debt of US$150 million in the period.

BHP Annual Report 2025 5 Financial review continued Funding sources In February 2025, the Group issued three tranches of USD bonds totalling US$3.0 billion and comprising US$1.0 billion 5.00 per cent bonds due CY2030, US$750 million 5.125 per cent bonds due CY2032 and US$1.25 billion 5.30 per cent bonds due CY2035. The USD bonds were issued by BHP Billiton Finance (USA) Limited, a wholly-owned finance subsidiary of BHP Group Limited, and are fully and unconditionally guaranteed by BHP Group Limited. In December 2024, the Group entered a US$1.0 billion three-year term loan. The borrower is BHP Billiton Finance Limited, a wholly-owned finance subsidiary of BHP Group Limited, and is fully and unconditionally guaranteed by BHP Group Limited. Our Group-level borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, but this would be considered normal for such facilities. In addition to the Group’s uncommitted debt issuance programs, we hold the following committed standby facility: Facility Facility available Drawn Undrawn available Drawn Undrawn 2025 2025 2025 2024 2024 2024 US$M US$M US$M US$M US$M US$M Revolving credit facility1 5,500 – 5,500 5,500 – 5,500 Total financing facility 5,500 – 5,500 5,500 – 5,500 1. The facility was refinanced on 10 July 2025, and has a five-year maturity, with two one-year extension options. The Group’s committed US$5.5 billion revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2025, US$ nil commercial paper was drawn (FY2024: US$ nil), therefore US$5.5 billion of committed facility was available to use (FY2024: US$5.5 billion). A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating. For more information on the maturity profile of our debt obligations and details of our standby and support agreements refer to Financial Statements note 24 ‘Financial risk management’ Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2025 is provided in Financial Statements note 11 ‘Property, plant and equipment’, Financial Statements note 22 ‘Leases’ and Financial Statements note 32 ‘Contingent liabilities’, respectively In our opinion, working capital is sufficient for our present requirements. The Group’s Moody’s credit rating has remained at A1/P-1 outlook stable (long-term/short-term). The Group’s Fitch credit rating has remained at A/F1 outlook stable (long-term/short-term). Credit ratings are forward-looking opinions on credit risk. Moody’s and Fitch’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information. The following table expands on the net debt, to provide more information on the cash and non-cash movements in FY2025. 2025 2024 Year ended 30 June US$M US$M Net debt at the beginning of the period (9,120) (11,166) Net operating cash flows 18,692 20,665 Net investing cash flows (13,350) (8,762) Net financing cash flows (5,971) (11,669) Net (decrease)/increase in cash and cash equivalents (629) 234 Carrying value of interest bearing liability net (proceeds)/repayments (2,454) 2,236 Carrying value of debt related instruments settlements 147 321 Carrying value of cash management related instruments proceeds (195) (361) Fair value change on hedged loans1 (263) 214 Fair value change on hedged derivatives1 290 (188) Foreign currency exchange rate changes on cash and cash equivalents 24 (159) Lease additions (excluding leases associated with index-linked freight contracts) (547) (429) Divestment of subsidiaries and operations 60 Other (177) 118 Non-cash movements (673) (384) Net debt at the end of the period (12,924) (9,120) 1. The Group hedges against the volatility in both exchange and interest rates on debt, and also exchange rates on cash, with associated movements in derivatives reported in Other financial assets/liabilities as effective hedged derivatives (cross currency and interest rate swaps), in accordance with accounting standards. For more information refer to Financial Statements note 24 ‘Financial risk management’. Dividends Our dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. The minimum dividend payment for the second half of FY2025 was US$0.50 per share. The Board determined to pay an additional amount of US$0.10 per share, taking the final dividend to US$0.60 per share (US$3.0 billion). In total, cash dividends of US$5.6 billion (US$1.10 per share) have been determined for FY2025.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 6 Our assets 6.1 Copper Escondida Overview Escondida (BHP ownership: 57.5 per cent), located in the Atacama Desert in northern Chile, is a leading producer of copper concentrate and cathodes, with by-products including gold and silver. Escondida’s two open-cut pits feed three concentrator plants, as well as two leaching operations. Key developments in FY2025 Escondida achieved its highest production in 17 years, increasing 16 per cent year-on-year due to record concentrator throughput, improved recoveries, higher concentrator feed grade of 1.02 per cent (FY2024: 0.88 per cent) and the Full SaL leaching project, which achieved first production in Q4 FY2025. Escondida Norte pit achieved the first full autonomous haulage in FY2025 with 33 trucks operating at the end of June 2025. Escondida successfully completed negotiations for a new collective agreement with the Union N°1 of Operators and Maintainers, effective for 36 months from 2 August 2024; the associated industrial action prior to the finalisation of negotiations did not have a material impact on production during Q1 as a result of mitigating actions taken by management, including mine resequencing and prioritisation of ore movement. Escondida also completed negotiations with the Union N°3 of Operators and Maintainers, effective for 36 months from 20 December 2024. Full SaL, a BHP-designed leaching technology, delivered first production during FY2025. We expect it to produce ~410 kt in copper cathodes at Escondida over a 10-year period through improved recoveries and shorter leach cycle times. In November 2024, we outlined our attractive Escondida Growth Program at our Chilean copper site tour, with low capital intensity options in both concentrator and leaching pathways. Since then, we have identified several positive initiatives to improve the capital efficiency, production profile and value of the Escondida growth program. Near term these include several low capital intensity initiatives that can be executed immediately across the Laguna Seca concentrators; while we also plan to extend the life of the Los Colorados concentrator by ~6–12 months and, in parallel, optimise the demolition process to allow earlier access to high grade PL2 zone ore to offset the impact of this extension. Our permitting strategy has progressed as expected and the first permit submitted in March 2025 will enable critical works to achieve our optimised production plan. Permitting for the new concentrator is under preparation and will be submitted by the end of FY2026. We continue to study various leaching technologies, with each at different stages of evaluation. Production for FY2026 is expected to be between 1,150 and 1,250 kt. Concentrator feed grade for FY2026 is expected to be lower than FY2025 at approximately 0.85 per cent. Pampa Norte Overview Pampa Norte (BHP ownership: 100 per cent) consists of two assets in the Atacama Desert in northern Chile – Spence and Cerro Colorado. Both are open-cut mines. Spence produces copper cathodes and copper concentrate, with by-products including gold, silver and molybdenum. Cerro Colorado produced copper cathodes up until the asset entered temporary care and maintenance in December 2023. Key developments in FY2025 Spence copper production increased 5 per cent to a record 268 kt due to improved stacked feed grade. Concentrator throughput, feed grade and recovery were broadly in line with the prior period. Production at Spence for FY2026 is expected to be between 230 and 250 kt due to expected lower concentrator feed grades and increased volume of transitional ore processed. Cerro Colorado transitioned to temporary care and maintenance in December 2023 and we are continuing to study the application of BHP’s SaL 1 leaching technology to potentially restart of operations in the future. Copper South Australia Overview Copper South Australia (BHP ownership: 100 per cent) comprises the Olympic Dam, Carrapateena and Prominent Hill underground mining and surface operations, as well as the Oak Dam exploration project, and is located within South Australia’s Gawler Craton, one of the world’s most significant copper, gold, silver and uranium oxide basins. Carrapateena and Prominent Hill use underground mining and surface grinding and concentrating methods to produce copper concentrate, which also contains gold and silver by-products. Located nearby is the Olympic Dam mine and integrated crushing, grinding, concentrating, smelting and refining operations which produces copper cathode, gold and silver bullion, and uranium oxide concentrate. The Oak Dam Project is a greenfield copper, gold, silver, and uranium deposit located in close proximity to the Carrapateena and Olympic Dam operations. The commodities produced by Copper South Australia are transported by road, rail and plane to our domestic customers and exported via the Adelaide and Whyalla ports to our global customers. Escondida and Australia Copper South PERU Chile Bolivia Pampa Norte South Australia Existing Existing operations operations Cerro Township Project Colorado Prominent Hill Transmission Iquique BOLIVIA line Pica Pacific Ocean CHILE Olympic Dam ~180km Tocopilla Calama ~180km Oak Dam Spence Carrapateena Mejillones Antofagasta ARGENTINA Minera Escondida

BHP Annual Report 2025 6 Our assets continued Key developments in FY2025 Copper South Australia achieved production of 316 kilotonnes (kt) of payable copper (322 kt FY2024), gold production of 361 thousand troy ounces (ktoz) (370 ktoz FY2024) and 3.2 kt of uranium (3.6 kt FY2024). Production was impacted by a significant two-week weather-related power outage in Q2 FY2025. Safe and stable ramp up after the outage was successfully achieved, delivering record H2 copper production and record full-year concentrate smelted, supported by 12.0 kt copper contained (12.6 kt FY2024) of concentrate transfers from Prominent Hill and Carrapateena. Carrapateena achieved higher productivity from the sub-level cave, resulting in strong annual copper production and record gold production of 99 ktoz (91 ktoz FY2024). Hydrofloat technology was commissioned in Q4 and is a key enabler to uplifting processing throughput rates up to 7 Mtpa of mined ore. At Olympic Dam, an investment of ~US$200 million in underground development was approved for the Southern Mine Area, with this new decline expected to unlock up to 2.5 Mtpa of additional vertical capacity, with completion expected in FY2028. The Prominent Hill Operations Expansion (PHOX) project reached a key milestone in Q4, with the completion of the Wira Shaft sink. The project is expected to extend the mine life to at least 2040 and is on track to come online in the second half of FY2027. Copper South Australia has entered contracts with Aurizon to deliver an integrated rail, road, and port logistics solution, transitioning the transport of copper concentrate and cathode from Olympic Dam, Carrapateena, and Prominent Hill to rail between Pimba and Port Adelaide. The initiative is expected to remove over 11,000 truck movements annually – reducing road safety risks and enable substantial long-term value to be unlocked for Copper South Australia. At Oak Dam, exploration activities advanced as we continued to progress government, heritage and regulatory approvals for the commencement of twin underground access declines. A significant milestone was achieved with the signing of the Oak Dam Retention Lease Project Indigenous Land Use Agreement for Advanced Exploration with the Kokatha people. Production at Copper South Australia for FY2026 is expected to be between 310 and 340 kt, driven primarily by improved operational stability at Olympic Dam, following the weather-related power outage in FY2025. Carajás On 15 August 2025, the Group entered into a binding agreement for the divestment of the Carajás assets in Brazil to a wholly-owned subsidiary of CoreX Holdings for total consideration of up to US$465 million. Subject to the satisfaction of customary closing conditions (including regulatory approvals), the transaction is expected to complete in early CY2026. Non-operated minerals joint ventures Antamina Overview Antamina (BHP ownership: 33.75 per cent), located in north central Peru, is a large, low-cost, open-cut copper and zinc mine with by-products including molybdenum and silver. Antamina is operated independently by Compañía Minera Antamina S.A. Key developments in FY2025 At Antamina, copper production decreased 17 per cent to 119 kt reflecting lower concentrator throughput and a decline in feed grade. Zinc production was 5 per cent higher at 109 kt, as a result of higher zinc feed grade. For FY2026, Antamina copper production is expected to increase to between 120 and 140 kt, and zinc production is expected to be between 90 and 110 kt. Resolution Copper Overview Resolution Copper (BHP ownership: 45 per cent), located in the US state of Arizona, is one of the largest undeveloped copper projects in the world and has the potential to become one of the largest copper producers in North America. Resolution Copper is operated by Rio Tinto (55 per cent ownership). Key developments in FY2025 In FY2025, Resolution Copper progressed engineering and permitting activities. In June 2025, the US Forest Service republished the Final Environmental Impact Statement (FEIS), a prerequisite for the land exchange (LEX) with the US Government, to secure land critical for the project. The FEIS and LEX remain under ongoing litigation. Resolution Copper remains committed to engaging with Native American Tribes and other stakeholders to create shared value and long-term benefits. Resolution East Clear Creek Copper Arizona, USA Tangle Creek Turkey Creek Existing operations Cave Creek Township Phoenix Highway Oak Flat Resolution Copper Dripping Springs Mt Graham Mt Lemmon Kitt Peak Tucson Mica Mountain USA Appleton Ranch MEXICO Antamina Huari Ancash, Province, Peru Existing operations Township Huaraz Huari Port San Marcos Antamina mine Pipeline Huarmey Lobitos Punta Lima

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Vicuña Overview Vicuña (BHP ownership: 50 per cent) is advancing the Josemaria and Filo del Sol deposits located along the border of San Juan Province, Argentina and the Atacama region of Chile. Vicuña is independently operated by Vicuña Corp. Key developments in FY2025 During FY2025, BHP and Lundin Mining completed the acquisition of Filo Corp., a Toronto Stock Exchange-listed company that owned 100 per cent of the Filo del Sol deposit. BHP and Lundin Mining have also formed the Canadian-incorporated joint venture company, Vicuña Corp. to hold the Josemaria and the Filo del Sol copper deposits. BHP Canada and Lundin Mining each hold a 50 per cent interest in the Vicuña joint venture. Prior to completion of the transaction, Lundin Mining owned 100 per cent of the Josemaria deposit. At completion, BHP Canada acquired a 50 per cent interest in the Josemaria copper deposit from Lundin Mining. BHP Canada and Lundin Mining then contributed their respective 50 per cent interests in Filo Corp. and the Josemaria deposit into the Joint Venture. As part of the transaction, BHP paid a cash payment to Lundin Mining for its effective 50 per cent interest in the Josemaria deposit. This is the first year BHP has included the Josemaria and Filo del Sol deposits in the Annual Report. An integrated technical report for the combined project is expected in Q1 CY2026. Vicuña has until July 2026 to submit its Inventive Regime for Large Investments (RIGI) application which, if approved, is expected to be beneficial to the economics of the project. Vicuña MARICUNGA BELT Caldera Copiapó Maricunga Candelaria ARGENTINA Caserones Josemaria Vallenar Filo del Sol Vicuña JV CHILE Chile Argentina Veladero Vicuña JV deposits Operating mines El Indio Past-producing mines EL INDIO Township La Serena BELT Road infrastructure 6.2 Iron ore Western Australia Iron Ore Overview Western Australia Iron Ore (WAIO) (BHP ownership: 85 per cent for the four main joint ventures (JVs): Mt Newman JV, Yandi JV, Mt Goldsworthy JV and Jimblebar JV (the JVs are unincorporated, except Jimblebar JV); 65 per cent for POSMAC, which sells its ore to Mt Goldsworthy JV) is an integrated system of four processing hubs and five open-cut operational mines in the Pilbara region of northern Western Australia. It owns and operates more than 1,000 kilometres of rail infrastructure and two port facilities. WAIO’s ore reserves are developed through integrated mining hubs connected to the mines and satellite orebodies by conveyors or spur lines. This approach seeks to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for several orebodies. Ore is crushed, beneficiated (where necessary) and blended at the processing hubs – Mt Newman operations (which has our beneficiation plant), Yandi, Mining Area C (our largest operating iron ore hub processing ore from Area C and South Flank) and Jimblebar – to create lump and fines products. These products are then transported along the Port Hedland– Mt Newman rail line to the Finucane Island and Nelson Point port facilities at Port Hedland. Key developments in FY2025 WAIO delivered another full-year record production of 257 million tonnes (Mt) (255 Mt FY2024) or 290 Mt (287 Mt FY2024) on a 100 per cent basis, and record shipments. This reflects supply chain excellence with record productive movement, in addition to improved rail cycle times, and enhanced car dumper and ship loader performance unlocked by the Port Debottlenecking Project 1 (PDP1). South Flank exceeded nameplate capacity of 80 million tonnes per annum (Mtpa) (100 per cent basis) in its first year following ramp up, contributing to record Ore for Rail volumes from the Central Pilbara Hub (South Flank and Mining Area C). The record production was delivered despite the impact of Tropical Cyclone Zelia and Tropical Storm Sean, and the planned increase in tie-in activity of the multi-year Rail Technology Programme (RTP1). In August 2025, BHP approved the commissioning of a sixth car dumper (CD6) and related infrastructure at Port Hedland for a total investment of ~US$0.9 billion.1 CD6 will create capacity to maintain production of >305 Mtpa (100 per cent basis) from Q4 FY2028 through a period of planned major car dumper renewals beginning FY2029. It will also improve our ore blending and screening capability at the port. In FY2025, WAIO achieved another record spend with Traditional Owners and Indigenous businesses representing a 14 per cent increase on the previous year to over A$500 million, of which more than A$300 million was spent with 67 Traditional Owner businesses. Production for FY2026 is expected to be between 251 and 262 Mt (284 and 296 Mt on a 100 per cent basis), incorporating the planned rebuild of Car Dumper 3 in the first half of FY2026 and the ongoing tie-in activities for RTP1. Western Australia Iron Ore Australia Western Port Hedland operations Existing Finucane Island Nelson Point Goldsworthy Rail Line Non-operational South Hedland Goldsworthy mines Yarrie Karratha Township Marble Bar Port Northern Great Rail Highway Port Hedland – Newman Rail Line Deviation Chichester National Karijini Park Yandi Mining Area C Newman South Flank East Orebody 18 Jimblebar Newman West Newman 1. Estimated capital expenditure is BHP equity share’

BHP Annual Report 2025 6 Our assets continued Non-operated joint venture Samarco Overview Samarco (BHP ownership: 50 per cent) comprises an open-cut mine and three concentrators located in the Brazilian state of Minas Gerais, and four pellet plants and a port located in Anchieta in the state of Espírito Santo. Three 400-kilometre pipelines connect the mine site to the pelletising facilities. Samarco is operated independently by Samarco Mineração S.A. Samarco’s main product is iron ore pellets, which are independently marketed by Samarco and sold to customers around the world. Samarco’s operations were suspended in November 2015 after the Fundão dam failure. Since resuming operations in December 2020, Samarco has adopted enhanced tailings management practices, enabling operations without the use of a conventional tailings dam. Samarco has pursued a safe and sustainable gradual restart of operations through three phases. Two of these phases have been successfully completed, and in May 2025 Samarco achieved full phase two ramp up (latent pelletising plant and second concentrator), reaching 60 per cent of its total 26 Mtpa (100 per cent basis) production capacity. The third and final phase, still subject to investment decision, would see operations achieving 100 per cent by FY2029. Key developments in FY2025 Samarco increased iron ore pellets and ore fines production in FY2025 by 34 per cent to 6.3Mt (BHP share) following the ramp up of the second concentrator. FY2026 production is expected to increase to between 7.0 and 7.5 Mt with the second concentrator now online, somewhat offset by planned maintenance expected during the financial year. Samarco has been progressively decommissioning its upstream tailings dam structures in accordance with Brazilian legislation. Decommissioning works for the smaller of the two tailings dams, the Germano Pit dam, were completed during FY2023 and formally approved by state authorities in FY2024. The progressive decommissioning of the remaining upstream tailings dam structure, the Germano Main dam, is on track for completion by FY2029. These structures have been certified as stable by independent third parties and are compliant with local stability and monitoring requirements. In addition, Samarco is now fully compliant with the Global Industry Standards on Tailings Management (GISTM) requirements. Samarco is continuing broader studies to review solutions to operate without tailings dams beyond FY2030. For more information on the Fundão dam failure and the response refer to OFR 10 Samarco Espírito Minas Gerais, Santo, Brazil operations Existing Township 1st pipeline 2nd pipeline Nova Era –Belo Antônio Dias 3rd pipeline Horizonte (Main offices) (Guilman-Amorim Pipeline 2 operational; hydroelectric plant) pipelines 1 and 3 non-operational Mining Lease Vitória (Sales office) Mariana – Ouro Preto (Muniz Muniz Freire Freire (Germano operational unit) hydroelectric plant) (Operational Anchieta unit and terminal ocean at Ponta Uba) 6.3 Coal BHP Mitsubishi Alliance Overview BHP Mitsubishi Alliance (BMA) (BHP ownership: 50 per cent) operates five steelmaking coal mines – Goonyella Riverside, Broadmeadow, Peak Downs, Saraji and Caval Ridge in the Bowen Basin, Queensland. BMA’s mines are open cut, except for the Broadmeadow underground longwall operation. BMA has access to infrastructure, including a modern, multi-user rail network, and owns and operates its own coal-loading terminal at Hay Point, near Mackay. Based on customer requirements, coal from different coal seams is blended as raw components to meet required quality specifications then washed at our processing plants on site at Goonyella Riverside (which processes coal extracted from Broadmeadow underground, as well as the Goonyella Riverside open cut), Saraji, Peak Downs and Caval Ridge Mines. The product is then transported via rail to Hay Point Coal Terminal where further blending can take place depending on both customer and operational requirements. Key developments in FY2025 BMA production increased 5 per cent (excluding the contribution of Blackwater and Daunia in FY2024), and raw coal inventory levels increased 12 per cent. The strong performance was underpinned by improved truck productivity and led to increased production across all open-cut mines. Our focus on rebuilding raw coal inventory enabled us to stabilise operating performance across the asset and increase production despite the geotechnical challenges at Broadmeadow and a 36 per cent year-on-year increase in rainfall. BHP Mitsubishi Alliance Queensland, Australia Existing Bowen operations Township BMA Terminal Collinsville Rail Riverside Goonyella Mackay Broadmeadow BMA Coal Terminal Hay Point Moranbah Ridge Caval Peak Downs Saraji Dysart In July 2024, the Barada Barna Aboriginal Corporation (BBAC), on behalf of the Barada Barna people, entered into a project-wide Native Title Agreement with BMA for its operations in the Bowen Basin, including Broadmeadow, Caval Ridge, Goonyella Riverside, Peak Downs, and Saraji mines. This Agreement sets a new path forward in the relationship between BMA and the Barada Barna people and will provide intergenerational benefit to the Traditional Owners of the land where BMA operates.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Production for FY2026 is expected to increase to between 18 and 20 Mt (36 and 40 Mt on a 100 per cent basis), weighted to the second half. We expect the inventory rebuild to continue into CY2027. New South Wales Energy Coal Overview New South Wales Energy Coal (NSWEC) (BHP ownership: 100 per cent) comprises the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley. It has access to infrastructure in the Hunter Region, including a multi-user rail network and coal loading terminal access at the Port of Newcastle through Newcastle Coal Infrastructure Group (BHP ownership: 28 per cent) and Port Waratah Coal Services. In FY2022, we announced we would retain NSWEC in our portfolio, seek the relevant approvals to continue mining beyond the consent that was due to expire at the end of FY2026 and proceed with a managed process to cease mining at the asset by the end of FY2030. Continuation of mining to the end of FY2030 is intended to provide the time to work with our people and the local community on an equitable change and transition approach as well as the time needed to deal with land and tenure BHP will no longer require. It also allows time to plan and execute the necessary works to deliver a positive legacy from BHP mining in the Hunter Valley, which includes balancing business, community and regulatory needs and expectations. Key developments in FY2025 NSWEC FY2025 production of 15.04 Mt exceeded the top end of the external guidance range of 13–15Mt, assisted by achieving record annual feed volumes through the coal handling preparation plant. FY2025 production decreased slightly from the prior year as a result of increased wet weather impacting truck productivity, as well as a higher proportion of washed coal and reduced truck availability in Q1. This was partially offset by a drawdown of inventory. In FY2025, BHP received approval from the New South Wales Government to extend mining activities at Mt Arthur Coal for an additional four years, from July New Wales South Energy Coal Gunnedah Tamworth Quirindi Australia NSW, Existing operations Township Port Rail Muswellbrook Mt Arthur Singleton Maitland Cessnock Newcastle 2026 to June 2030. BHP has committed to a A$30 million community fund to help support the Upper Hunter prepare for 2030 and beyond. The fund will be delivered in partnership with the community through a shared decision-making model and will prioritise job creation, industry diversification and economic empowerment. BHP has also entered into an agreement with renewable energy and infrastructure company ACCIONA Energía to explore the potential development of a pumped hydro energy storage project, which would be located in part of the Mt Arthur Coal operation. Production at NSWEC for FY2026 is expected to be between 14 and 16 Mt. 6.4 Potash Jansen potash project Overview The Jansen potash project (BHP ownership: 100 per cent) is located about 140 kilometres east of Saskatoon, Canada. Jansen’s large resource provides the opportunity to develop the project in stages, with Jansen Stage 1 (JS1) expected to produce approximately 4.15 Mt of potash per annum on completion and first production is estimated in mid CY2027. Approval of the 4.36 Mtpa Jansen Stage 2 (JS2) has increased planned production to approximately 8.5 Mtpa, with further brownfield expansions up to 8 Mtpa (approximately 4 Mtpa per stage). BHP holds mineral leases covering around 9,600 square kilometres in the Saskatchewan potash basin. Key developments in FY2025 JS1 was 68 per cent complete as at 30 June 2025. During FY2025, we safely completed the underground lateral connection between our two vertical shafts. On surface, we progressed structural, mechanical and electrical activities for the mill areas, and received the first delivery of railcars at site. We estimate capital expenditure for JS1 to increase from US$5.7 billion to be in the range of US$7.0 billion–US$7.4 billion (including contingencies) and first production to revert to the original schedule of mid-CY2027. The estimated cost increase is driven by inflationary and real cost escalation pressures, design development and scope changes, and our current assessment of lower productivity outcomes over the construction period. We expect to update the market on JS1’s timing and optimised capital expenditure estimate in the second half of FY2026. JS2 was 11 per cent complete as at 30 June 2025. Progress in FY2025 was driven by engineering, procurement activities, and civil works. Jansen project potash Prince Albert Canada Saskatchewan, Existing operations Township BHP mineral leases Wolverine Saskatoon Jansen Yorkton Moose Jaw Melville Regina Burr Young Boulder Stalwart Holdfast We have decided to extend the execution of JS2 by two years, shifting first production from FY2029 to FY2031, as part of our regular review of capex sequencing under the Capital Allocation Framework. JS2’s capital expenditure remains under review and we expect to update the market on JS2’s optimised capital expenditure estimate in the second half of FY2026.

BHP Annual Report 2025 6 Our assets continued 6.5 Nickel Western Australia Nickel Overview Western Australia Nickel (BHP ownership: 100 per cent), which comprises Nickel West and the West Musgrave project, transitioned into temporary suspension at the end of the first half of FY2025. The decision to temporarily suspend Western Australia Nickel, announced on 11 July 2024, follows oversupply in the global nickel market. Western Australia Nickel holds the majority of tenements hosting nickel sulphide mineral resources in the Agnew-Wiluna belt, Western Australia. The Nickel West asset consists of open-cut and underground mines, concentrators, and a smelter and refinery for downstream processing. The West Musgrave project is a greenfield nickel and copper project located on Ngaanyatjarra Country in the West Musgrave Ranges of Western Australia. Project construction has been temporarily suspended at 30 per cent completion. Key developments in FY2025 Western Australia Nickel experienced strong production performance prior to temporary suspension of operations, supplemented by a drawdown of inventory stocks across the value chain, to achieve production of 30 kilotonnes (kt) of nickel. We intend to review the decision to temporarily suspend Western Australia Nickel by February 2027. As part of this review, BHP is assessing the potential divestment of the Western Australia Nickel assets. Any decision to divest will be subject to an assessment against other options, including continuing temporary suspension, restart or closure. During the review process, BHP is committed to supporting the workforce with a people-first approach; ensuring the ongoing safety and integrity of the mines and related infrastructure; working closely with Traditional Owners, governments and suppliers, and investing in local communities via the A$20 million Community Fund established in 2024; and investing in exploration to extend the resource life of Western Australia Nickel and preserve optionality. Western Australia Nickel Western Australia Newman Existing operations Township Port Highway West Mt Keith Musgrave Cliffs Leinster Mt Keith Satellite Geraldton (Yakabindie) Kalgoorlie Smelter Concentrator Kambalda Kwinana Perth Refinery Fremantle Ravensthorpe Albany Kabanga nickel project Following the end of the financial year, on 18 July 2025 BHP exited its 17 per cent interest in Kabanga Nickel Limited, the majority owner of the Kabanga nickel project in Tanzania 6.6 Commercial BHP’s Commercial function seeks to maximise commercial and social value while minimising costs across the end-to-end supply chain. The function is organised around core activities in our value chain. Sales and Marketing The Sales and Marketing team connects BHP to the market through commercial expertise, sales and operations planning, customer insights, placement strategy and proactive risk management. It presents a single face to market across multiple assets, with a view to realising maximum value and supporting sustainability initiatives in our value chain. Maritime and Supply Chain Excellence The Maritime and Supply Chain Excellence team manages BHP’s enterprise-wide maritime transportation strategy and the chartering of ocean freight to meet BHP’s inbound and outbound supply chain needs. It enables the effective operation of BHP’s supply chain through sourcing cost-efficient marine freight for BHP’s commodities and international inbound cargo. It’s a member of the global maritime ecosystem and partners with other industry participants to seek to uplift overall safety standards in the industry, promote seafarer welfare and support GHG emissions intensity reduction initiatives. It manages BHP’s supply chain risk. It vets the safety performance of the ships loading BHP cargo and partners with reliable vessel owners with excellent operational, safety and crew welfare standards. Procurement Our global Procurement team plays a critical role in connecting our operated assets, projects and functions with the suppliers that help enable safe, efficient and reliable operations. We partner strategically across our supply chain to optimise performance, reduce operating costs, manage risk and generate long-term value. Through collaboration and innovation, we support BHP’s sustainability objectives, including the reduction of GHG emissions, and we are committed to fostering enduring relationships with both global suppliers and local businesses in the communities where we operate. Market Analysis and Economics Our Market Analysis and Economics team develops BHP’s proprietary view on the outlook for commodity demand and prices, as well as our input costs, the world economy and financial markets, and the potential impact of climate change in those contexts. The team works with our Procurement, Maritime and Sales and Marketing sub-functions to help optimise end-to-end commercial value and with the Portfolio Strategy and Development and External Affairs functions to identify and respond to long-run strategic changes in our operating environment. Risk, Governance and Analytics The role of our Risk, Governance and Analytics team is to provide oversight of material risks, manage commodity price risk and counterparty risk, and optimise value for Commercial through insights, data analytics and solutions. This enables functional integrity and protection of BHP’s licence to operate. Global Business Services The Global Business Services team integrates repeatable process activity across the Group into a single shared services operation. With the BHP Operating System and digital process transformation capabilities at its core, the team has the mandate to aggregate, operate and improve end-to-end processes on behalf of our operated assets and functions to drive operational excellence.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 7 How we manage risk Risk management helps us to protect and create value, and is central to achieving our purpose and strategic objectives. Our Risk Framework has four pillars: risk strategy, risk governance, risk process and risk intelligence. Risks associated with the organisations, businesses or assets that we acquire are transitioned to BHP’s Risk Framework as part of integration activities, which generally involves a transitional period. Risk integration of our OZ Minerals Australian assets was completed during FY2025. Non-operated joint ventures are independently managed and operated, and BHP does not manage their risks. However, we manage risks to BHP’s investments in non-operated joint ventures. To do this, we seek within the limits of the respective joint venture agreements to enhance governance processes and influence operator companies to adopt international standards and best practices. Risk strategy Risk classification We classify all risks to which BHP is exposed using our Group Risk Architecture. This is a tool designed to provide a platform to understand risk exposure and manage identified risks. Similar risks are considered together in groups and categories. This is designed to support Board and management visibility over the aggregate exposure to risks on a Group-wide basis and support performance monitoring and reporting against BHP’s risk appetite. Risk appetite BHP’s Risk Appetite Statements are approved by the Board and are a foundational element of our Risk Framework. They provide guidance to management on the amount and type of risk we seek to take in pursuing our objectives. Key risk indicators Key risk indicators (KRIs) are set by management to help monitor performance against our risk appetite. They also support decision-making by providing management with information about financial and non-financial risk exposure at a Group level. Each KRI has a target, or optimal level of risk we seek to take, as well as upper and lower limits. Where either limit is exceeded, management will review potential causes to understand if BHP may be taking too little or too much risk and to identify whether further action is required. Risk culture Our risk management approach is underpinned by a risk culture that supports decision-making in accordance with BHP’s values, objectives and risk appetite. We use a common foundation across BHP to build the tools and capabilities required to enable us to understand, monitor and manage our risk culture. These include the risk-culture assessments undertaken as part of our internal audit plan. Strategic business decisions Strategic business decisions and the pursuit of our strategic objectives can inform, create or affect risks to which BHP is exposed. These risks may represent opportunities as well as threats. Our Risk Appetite Statements and KRIs assist in determining whether a proposed course of action is consistent with BHP’s risk appetite. Our focus when managing risks associated with strategic business decisions is to enable the pursuit of high-reward strategies. Therefore, as well as having controls designed to protect BHP from threats, we seek to implement controls to enable and/or enhance opportunities. Risk governance Three lines model BHP uses the ‘three lines model’ to define the role of different teams across the organisation in managing risk. This approach sets clear accountabilities for risk management and provides appropriate ‘checks and balances’ to support us in protecting and growing value. The first line is provided by our frontline staff, operational management and people in functional roles – anyone who makes decisions, deploys resources or contributes to an outcome is responsible for identifying and managing the associated risks. The Risk team and other second-line teams are responsible for providing expertise, support, monitoring and challenge on risk-related matters, including by defining Group-wide minimum standards. The third line, our Internal Audit team, is responsible for providing independent and objective assurance over the control environment (governance, risk management and internal controls) to the Board (including applicable Board Committees) and Executive Leadership Team. Additional assurance may also be provided by external providers, such as our External Auditor. The Risk team and Internal Audit team are led by the Chief Risk and Audit Officer. This structure facilitates overall effectiveness of both teams, including through alignment of second- and third-line assurance activities across BHP, while maintaining the independence of our Internal Audit team through appropriate safeguards. BHP Board and Committees The Board reviews and monitors the effectiveness of the Group’s systems of financial and non-financial risk management and internal control. The broad range of skills, experience and knowledge of the Board assists in providing a diverse view on risk management. The Risk and Audit Committee (RAC) and Sustainability Committee assist the Board by reviewing and considering BHP’s material risk profile (covering operational, strategic and emerging risks) on a biannual basis. Risk management performance is monitored and reported to the RAC, as well as the Sustainability Committee for health, safety, environment and community matters, supporting the Board to challenge and hold management to account. For information on other Board Committee activities that support risk governance at BHP refer to the Corporate Governance Statement

BHP Annual Report 2025 7 How we manage risk continued Risk process Our Risk Framework requires identification and management of risks (both threats and opportunities) to be embedded in business activities through the following process: – Risk identification – threats and opportunities are identified and each is assigned an owner or accountable individual. – Risk assessments – risks are assessed using appropriate and internationally recognised techniques to determine their potential impacts and likelihood, prioritise them and inform risk treatment options. – Risk treatment – controls are implemented that are designed to prevent, minimise and/or mitigate threats, and enable and/or enhance opportunities. – Monitoring and review – risks and controls are reviewed periodically and on an ad hoc basis (including where there are high potential events or changes in the external environment) to evaluate performance. – Communication – relevant information is recorded in our enterprise risk management system to support continuous improvement and share risk intelligence across the Group. Our Risk Framework includes requirements and guidance on the tools and processes to manage current and emerging risks. Current risks Current risks are risks that could impact BHP today or in the near future and comprise current operational risks (risks that have their origin inside BHP or occur as a result of our activities) and current strategic risks (risks that may enhance or impede the achievement of our strategic objectives). Current risks include material and non-material risks (as defined by our Risk Framework). The materiality of a current risk is determined by estimating the maximum foreseeable loss (MFL) if that risk were to materialise. The MFL is the estimated impact to BHP in a worst-case scenario without regard to probability and assuming all controls, including insurance and hedging contracts, are ineffective. For more information on our risk factors refer to OFR 11 Our focus for current risks is to prevent their occurrence or minimise their impact should they occur, but we also consider how to maximise possible benefits that might be associated with strategic risks (as described in the Risk strategy section). Current material risks are required to be evaluated once a year at a minimum to determine whether our exposure to the risk is within our target range. Emerging risks Emerging risks are newly developing or changing risks that are highly uncertain and difficult to quantify. They are generally driven by external influences and often cannot be prevented by BHP. BHP maintains a ‘watch list’ of emerging themes and monitors associated signals to interpret external events and trends, providing an evolving view of the changing external environment and how it might impact our business. We use the watch list and signal monitoring to support the identification and management of emerging risks, as well as to inform and test our corporate strategy. Once identified, our focus for emerging risks is on structured monitoring of the external environment, advocacy efforts to reduce the likelihood of the threats manifesting and identifying options to increase our resilience to these threats. Risk intelligence The Risk team provides the Board, RAC, Sustainability Committee and senior management with insights on risk management across BHP. Risk reports may include trends, aggregate exposure and performance for our most significant risks, updates on the Risk Framework and risk management priorities, an overview of (and material changes in) BHP’s material risk profile and updates on strategic and emerging risk themes and signals. We maintain a risk insights dashboard designed to provide current, data-driven and actionable risk intelligence to our people at all levels of the business to support decision-making. This tool empowers the business to manage risks more effectively, with increased accuracy and transparency. The Board, RAC and Sustainability Committee also receive other reports to support the Board to review and monitor the effectiveness of BHP’s systems of financial and non-financial risk management. Examples of these include internal audit reports, ethics and investigations reports, compliance reports and the Chief Executive Officer’s report. For information on our risk factors refer to OFR 11

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 8 Safety Nothing is more important than protecting the safety and wellbeing of our workforce. Our workplace culture is built on a foundation of safety as a core value. This requires strong connections and collaboration at every level and is at the heart of our Global Field Leadership Program and BHP Operating System (BOS). In FY2025, we continued to enhance how we simplify, standardise and integrate safety principles and practices within the BOS Framework. One example of this integration is the joint effort between Safety, BOS, Risk and HR to develop and test how we measure safety culture maturity via BOS maturity assessments, which our teams use to more broadly identify their strengths and opportunities to improve work outcomes and wider organisational culture. We also used technology in new ways to help keep our people safe and will explore its ongoing application to support future improvements. Continuing to strengthen our safety risk control framework and building skill across our workforce is vital, especially in our frontline leaders and safety professionals. Our leaders take an active role in coaching their teams to enable them to perform their work safely and effectively. We have finalised our investigation into the fatal incident at Olympic Dam in April 2023 and the findings, along with those from the fatality at Saraji in January 2024, were shared internally to help us improve the way we execute work safely. We recognise the severity and impact of these events and continue to provide support to their respective families, friends and colleagues. What we learned from the investigation plays a crucial role in our ongoing efforts to strengthen our safety systems and risk control framework as we work to prevent fatalities. The elimination of fatalities is a critical milestone in our FY2026 social value scorecard, together with focusing on improving our high potential injury frequency rate for employees and contractors. This is key for our 2030 social value goal to have a Safe, inclusive and future-ready workforce. and Case safety study: (field Driving leadership) improvement integration via BOS In FY2025, the way leaders provide their direct reports with coaching and feedback under the Global Field Leadership Program was simplified and standardised by adopting the same practices and tools as those supporting the BOS framework, via the use of Role Confirmations. A Role Confirmation is a BOS routine that encourages open communication and clarifies roles, standards, consistency, process alignment, best practice and opportunities for improvement. Field leadership-focused Role Confirmations promote alignment and quality in field engagement activities and build field leadership capability in our leaders. Insights from Role Confirmations deepen our understanding of how effective leaders are at connecting with our people to learn from everyday work, to reinforce standards, verify risk controls, and identify quality actions and improvements via meaningful engagement and collaboration. These common practices and tools also help our leaders to build and sustain capability within their own teams through quality feedback and coaching. Our leaders have embraced this field leadership improvement with an encouraging take-up evident in their work routines. We believe when our leaders systematically and reliably provide their teams with authentic feedback and coaching, it is one of the most effective ways they demonstrate genuine care and embrace our values (do what’s right, seek better ways, make a difference) and it has a profound and positive impact on our workplace culture. Fatality Elimination Program The Fatality Elimination Program (FEL), which began in 2020 and is a five-year program, provides a solid foundation for delivering strong safety performance through the standardisation and implementation of fatal risk controls (FEL controls). In FY2025, we completed incorporation of most of the recommended FEL controls as requirements under our Global Standards (Safety, Process Safety Management and Geotechnical). This important work also included the introduction of a new global specification for vehicles, which emphasises standardisation of controls, and the use of new technology designed to prevent fatalities related to vehicles and mobile equipment. At the end of FY2025, having embedded the defined set of Global Standards, the FEL program shifted to an asset-led model for fatal risk control management. This transition formally closes out the five-year, globally led FEL program. This important change provides our operated assets with ownership of their respective control plans and enables them to tailor and apply FEL controls relevant to their specific risk exposure scenarios. This is supported by Global Standards (including the new global specification for vehicles) and audit and assurance processes. Field Leadership Program The intent of the Global Field Leadership Program is for our leaders to foster a culture of care and trust, reinforce standards, risk control verification and uplift capability via coaching across all levels of work to drive learning and improve safety performance outcomes. Our leaders spend time engaging with frontline teams, role modelling the right behaviours and standards, observing and learning about safety concerns and feedback. They coach and empower our teams to speak up, to focus on the presence of controls that will keep them safe and to encourage even better ways to work safely. These connections and conversations build trust and strengthen collaboration to enable continuous learning and improvement. The four structural elements of our Field Leadership Program are: – Layered Audits – test the system of work through a structured, narrow and deep assessment and are performed by two levels of leadership. – Critical Control Observations – a way for leaders to verify that workers understand the material risks and controls relating to a task they are performing and have checked the controls are present, effective and enough to keep them safe, and that they know what to do when things change. – Planned Task Confirmations – an approach to verify how work is actually performed versus how it is intended to be done in accordance with written documentation, and to understand if there is work variation, improvement opportunities or gaps that may require action. – Take Time Talks – quality engagements between leaders and peers or between peers that create a safe and inclusive environment for the workforce to share how they execute work, including any concerns and/ or improvement opportunities. In FY2025, we: – co-designed safety and field leadership improvement opportunities with the BOS Centre of Excellence, including field leadership Role Confirmations to build capability and support quality engagements. – developed an improved methodology for having Take Time Talk ‘two-way’ conversations using a new approach that embraces care, curiosity and humility to uplift the way we can learn from everyday successful work, with lessons from these engagements shared at pre-start meetings. – enhanced the quality of coaching through our ‘coaching to grow’ model. – incorporated lessons from high potential events into field leadership Layered Audits.

BHP Annual Report 2025 8 Safety continued Performance data – workforce health and safety for FY20251,3,4 Year ended 30 June High potential injury frequency (HPIF)1,3,4 Per million hours worked FY2025 0.09 FY2024 0.11 FY2023 0.18 FY2022 0.14 FY2021 0.21 High potential injury frequency (HPIF)2 Employees 0.02 Contractors 0.02 Total recordable injury frequency (TRIF)1,3,4 Per million hours worked FY2025 4.5 FY2024 4.8 FY2023 4.4 FY2022 4.1 FY2021 3.8 Total recordable injury frequency (TRIF)2 Employees 1.04 Contractors 0.80 Contractor management Contractors make up approximately 55 per cent of our workforce and our operations depend on strong partnerships with contractors. Our Contractor Management Global Standard sets out our requirements that are intended to make it safer and easier for contractors to work with us. It is designed to promote an inclusive, respectful and caring workplace culture. We have an asset-focused approach to managing contractors and our BHP contract representatives play an important role in building and maintaining valued relationships and making sure contracts are executed safely and successfully. In FY2025, we: – continued to implement our asset-centric approach to the Contractor Management Global Standard and launched a targeted internal assurance program. – continued building peer networks to share knowledge and best practice around contractor safety risk management. – continued identifying and delivering contractor integration opportunities to drive standardisation of safety systems across Copper South Australia (e.g. implementation of Global Field Leadership Program) – used an asset-led model for contractor mobilisation. For more information on safety refer to bhp.com/safety Our safety performance In FY2025, we recorded:4 – no fatalities. – a reduction of 18 per cent in the rate of high potential injuries per million hours worked (HPIF), compared to FY2024 with the most risks relating to dropped/falling objects. In FY2024, the highest risk was related to vehicle and mobile equipment. – a reduction of 39 per cent in the number of high potential near miss events compared to FY2024, with the most risks relating to dropped/falling objects, followed by electrical and then vehicles and mobile equipment. – a reduction of 7 per cent in the rate of total recordable injuries per million hours worked (TRIF) compared to FY2024. The highest number of recordable injuries related to slips, trips and falls for employees and contractors, with caught-between-objects the second highest for both. – an increase of 43,254 field leadership activities compared to FY2024, at a frequency rate of 9,531 activities per million hours worked with over 1.8 million activities completed. – a field leadership coaching rate of 44 per cent for Layered Audits and Critical Control Observations, a slight improvement (1 per cent) from FY2024. 1. Prior year data (FY2021 to FY2023) excludes former OZ Minerals Australian assets (acquired 2 May 2023), which is included for FY2024 and FY2025. Prior year data (FY2021 to FY2023) also excludes (entirely) divested operations as follows: BHP Mitsui Coal (divested on 3 May 2022) and BHP’s oil and gas portfolio (merger with Woodside completed on 1 June 2022). 2. Frequency rate based on number of employee or contractor injuries (either high potential injuries (HPIs) or total recordable injuries (TRIs)) per 200,000 hours worked. 3. Frequency rate based on combined total number of employee and contractor injuries (either HPIs or TRIs) per 1 million hours worked. 4. FY2024 data has been adjusted and restated to exclude BMA’s Daunia and Blackwater mines (divested on 2 April 2024) and to add two HPIs due to re-classification.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 9 Sustainability Our approach to sustainability Strong foundations Through our purpose, Our Values, strategy and operating model, we set the direction for the way we do business. We build strong foundations through meeting our compliance obligations and operating within our social licence. We manage this through our Global Standards, which set the mandatory minimum performance standards for BHP, our ongoing risk (opportunity and threat) management and meeting the sustainability standards that we commit to. Our Values Our Purpose and Our Values underpin everything we do and are central to our sustainability approach. Our Purpose To bring people and resources together to build a better world. Social value Building on strong foundations, we aspire to create social value for society that is purposeful, proactive, mutually beneficial and respectful. In June 2022, we launched our social value framework; each pillar is anchored to an aspirational 2030 goal and underpinned by a set of metrics to measure performance and milestones to track progress. Decarbonisation Healthy environment Indigenous partnerships Safe, inclusive and future-ready workforce Thriving, empowered communities Responsible supply chains 9.1 Our sustainability approach Our approach to sustainability is defined through Our Purpose and Our Values, which are governed through our Global Standards. These standards describe our mandatory minimum performance requirements and provide the foundation for sustainability performance at our operated assets and in our functions. Key sustainability-related elements of a number of these Global Standards are available as external versions at bhp.com/about/ operating-ethically/corporate-governance We believe our approach to sustainability can generate social value and shareholder value. We continue to disclose progress against our 2030 goals in our annual social value scorecard. For information on our approach to social value, including the goals and associated metrics we have set for ourselves, refer to OFR 9.4 Sustainability-related standards and disclosures Our sustainability-related disclosures reflect a number of voluntary global sustainability frameworks, standards, benchmarks and initiatives, including the Global Reporting Initiative (GRI) Standards and the Sustainability Accounting Standards Board (SASB) Mining and Metals Standards. We also disclose against the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD) as required by the UK Listing Rules. In FY2025, we continued to prepare for new mandatory sustainability-related reporting regimes applicable to BHP, including the Australian Accounting Standards Board’s Australian Sustainability Reporting Standard AASB S2: Climate-related Disclosures from FY2026, and we monitored potential updates to the EU Corporate Sustainability Reporting Directive (CSRD) and EU Corporate Sustainability Due Diligence Directive (CSDDD) from the EU Omnibus Simplification Package. We continue our commitment to a number of responsible minerals production and sourcing standards, such as the International Council on Mining and Metals (ICMM) Performance Expectations, Towards Sustainable Mining and the Copper Mark. These standards require self-assessment and third-party verification of management systems and performance at an asset, operation or facility level and detailed disclosure across a broad range of sustainability topics. For information on our responsible minerals production and sourcing standards strategy and the standards we have reported against for FY2025, including our Responsible Minerals Program disclosures, refer to our 2025 Responsible Minerals Program Report and OFR 9.13 Details of the voluntary sustainability standards that we have reported against for FY2025 are set out in the BHP ESG Standards and Databook 2025. The BHP ESG Standards and Databook 2025 is available at bhp.com/ESGSD2025 Our Modern Slavery Statement 2025 is prepared under the Australian Modern Slavery Act 2018, the UK Modern Slavery Act 2015 and the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act and outlines our approach to managing modern slavery risks. The BHP Group Modern Slavery Statement 2025 is available at bhp.com/MSS2025 Presentation of sustainability-related data and information for acquisitions and divestments For comparative period sustainability-related data and information included in this Report (including OFR 8 and 9), unless expressly stated otherwise in the relevant section (i) FY2024 data and information includes the former OZ Minerals operations that form part of our Copper South Australia asset and the West Musgrave Project (acquired as part of BHP’s acquisition of OZ Minerals on 2 May 2023); (ii) data and information for pre-FY2024 comparative periods has not been adjusted and restated in relation to former OZ Minerals’ operations and functions; and (iii) data and information for pre-FY2025 comparative periods has been adjusted and restated to exclude the Daunia and Blackwater mines, which were divested by BMA on 2 April 2024. While some of the land and tenements related to the Daunia and Blackwater mines were held by BMA pending transfer following completion, and certain land areas overlapping Blackwater remain held by BMA subject to transfer, given the Daunia and Blackwater mines were not under BMA’s control or operated for BMA’s benefit (except for periods prior to completion or where expressly stated in the relevant section), FY2025 data related to the land and tenements has been excluded from this Report (as well as from pre-FY2025 comparative periods, as described above). Sustainability-related data and information relating to the OZ Minerals Brazil assets has been excluded from this Report unless expressly stated otherwise in the relevant section. Where data from OZ Minerals Brazil assets is included as required to meet legal and regulatory requirements or as necessary to meet applicable voluntary standards and benchmarks, that data has been prepared in accordance with former OZ Minerals standards (i) for the Centro Gold assets until completion of its divestment of 20 December 2024 and such data is included up until that date only; and (ii) for all remaining assets while we considered strategic options for divestment of these assets.

BHP Annual Report 2025 9 Sustainability continued 9.2 Sustainability governance Board The BHP Board is responsible for overseeing our approach to sustainability and sustainability performance, including the topics of safety, health, community, environment and climate change. All four standing Board Committees support the Board’s oversight of sustainability-related issues, including climate-related risks (threats and opportunities). Sustainability topics considered by the Board during FY2025 included climate change and environment-related topics, which were regularly on the agenda for Board meetings and considered as part of strategic discussions. In FY2025, the Board reviewed and approved public sustainability targets, goals and disclosures, progress against our social value scorecard 2030 goals (including climate-related), key metrics and milestones, received progress updates against our public climate-related targets and goals, and considered applicable sustainability-related issues when assessing corporate strategy and portfolio options, certain investment requests, risk and policy settings. The Board and each of its Committees, as relevant, are informed on sustainability-related matters through Board papers, progress updates from management, material risk reports and presentations. The Board receives reports from the Chair of each Committee following Committee meetings. Sustainability-related topics are also incorporated into Director induction programs, ongoing training and site visits to assist Directors in their oversight. For information on BHP’s governance structure, including the work of the Board and each its Committees with respect to climate change, refer to the Corporate Governance Statement Management Management plays a key role in assessing and managing sustainability-related matters, which includes: – The CEO and ELT execute sustainability-related policies and strategy approved by the Board and are accountable for performance and achievement of BHP’s sustainability-related commitments, targets and goals, including our climate change targets and goals. – The Operating Committee (OpCo) is a sub-committee established by the CEO pursuant to the Executive Leadership Team Charter to assist the CEO and the ELT in delivering BHP’s operational commitments and supporting excellent operational performance. – The focus of the OpCo is on fostering a culture of safety and performance across BHP. The sub-committee conducts ongoing systematic analysis and review of enterprise-level operational performance, especially in safety, production and cost, to identify performance gaps and uplift opportunities, including sustainability matters. – Oversight of sustainability-related topics transitioned from the ESG and Sustainability Steering Committee in early FY2025 to the ELT, assisted by the OpCo. On a quarterly basis, ESG and sustainability-related topics are discussed at either the ELT and/or the OpCo. – Group Officers, including the Group Sustainability and Social Value Officer and Group Health, Safety and Security Officer, are direct reports of relevant ELT members and are responsible for monitoring and driving our sustainability strategy, including safety, climate change and environment-related considerations, within the broader BHP strategy and portfolio evaluation. – Management is supported by BHP’s asset and function teams such as the Group Sustainability and Social Value team and the Risk team. The ELT, the OpCo and relevant members of management receive regular progress and performance reports from asset and function teams on sustainability-related matters. For climate change and environment-related matters, this includes operational greenhouse gas (GHG) emissions, operational and value chain GHG emission reduction activities, adaptation strategy-related activities, management of climate-related risks (threats and opportunities), water stewardship and implementation of the BHP Healthy environment goal roadmap. In addition, sustainability-related matters, including progress towards our climate change targets and goals, are discussed by the ELT and OpCo throughout the year as specific agenda items and as part of strategic discussions. 9.3 Material sustainability topics (including human rights) Annual sustainability materiality assessment Each year we undertake an impact materiality assessment in alignment with GRI recommendations to determine which sustainability topics are most material to our business, partners and stakeholders for the purpose of our sustainability-related reporting (which may differ from the materiality standards applied by other reporting regimes). These are referred to as our material sustainability topics. The topics in FY2025 are similar to those we disclosed in FY2024, with the addition of value chain sustainability and tailings storage facilities. Our material sustainability topics are reviewed by the Sustainability Committee annually. For more information on our materiality assessment for sustainability reporting refer to bhp.com/sustainability approach/materiality-assessment For more information on the process by which we identify and manage risk at BHP and our risk factors, which include sustainability-related risks, refer to OFR 7 and OFR 11 Material topics and impacts for sustainability reporting Social value pillar Material topic SDG Index OFR 9.8 Climate change Climate Decarbonisation change OFR 9.9 Biodiversity Biodiversity Healthy environment OFR 9.9 Water Water OFR 9.12 Indigenous Indigenous peoples peoples Indigenous partnerships OFR 8 Safety Safety Safe, inclusive OFR 9.5 and future-ready People People workforce OFR 9.6 Health Health OFR 9.11 Community Community Thriving, empowered communities OFR 9.13 Value chain Value chain sustainability Responsible sustainability supply chains Other Tailings OFR 9.10 Tailings storage facilities storage facilities Ethics and OFR 9.7 Ethics business conduct and business conduct Respecting human rights We recognise we have the potential to cause, contribute to or be directly linked to human rights impacts through our operations and supply chain. This primarily relates to workplace health and safety, labour rights, activities of security providers, land access and use, water and sanitation, community wellbeing, and Indigenous peoples’ rights relating to culture, identity, traditions and customs. Our Human Rights Policy Statement and relevant Global Standards outline our commitment and approach to respecting human rights and the principles by which we conduct our human rights due diligence.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information In FY2025, several initiatives were progressed to further strengthen our human rights approach: – Personnel responsible for human rights policy, assurance and advocacy were restructured within a newly merged Ethics, Compliance and Human Rights team under the leadership of a new Chief Ethics, Compliance and Human Rights Officer. This consolidation is intended to strengthen second line human rights governance and assurance. – The team completed an internal assurance activity in late FY2025 focused on community grievance mechanisms at our operated assets. Findings focused on opportunities to enhance accessibility and improve our internal data and reporting evaluation practices. – A cross-functional Human Rights Working Group was established. In FY2025, the working group completed an annual review of our Human Rights Policy Statement, in which no substantive changes were made and assessed our human rights approach against the ICMM Human Rights Due Diligence Guidance Maturity Matrix with assistance from an external human rights specialist. – With the support of a human rights expert, we reviewed and updated our procedures and human rights due diligence tools for our growth context. – Several human rights-focused training sessions were made available for targeted personnel, particularly those supporting BHP’s growth activities, to strengthen internal human rights capability. – We progressed the design of a revised methodology to incorporate expert feedback on our community and human rights impact and opportunity assessments. This follows the FY2023 pilot of the globally consistent methodology for these assessments and external expert review of the methodology in FY2024. Once completed, the redesigned assessments are expected to be implemented across each of our operated assets from FY2026. For information on our approach to addressing modern slavery risks in our operations and supply chains refer to the BHP Group Modern Slavery Statement 2025 available at bhp.com/MSS2025 9.4 2030 goals and social value scorecard Our social value scorecard We provide progress on our 2030 goals through our annual social value scorecard. The scorecard is intended to evolve over time as our plans mature and to keep pace with relevant changes in our internal and external environment. Our FY2025 scorecard performance and our new key metrics for the Thriving, empowered communities and Responsible supply chains pillars and FY2026 short-term milestones for all the pillars are provided on page 32. For more information on our progress and pathway to 2030 refer to the relevant sections of OFR 9. For more information on how the key metrics and annual milestones support progress towards our 2030 goals and the methods we use to measure progress refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025 Social investment Guided by our social value framework, our social investment aims to make a meaningful contribution to addressing sustainable development challenges of most relevance to our business, partners and stakeholders. In FY2025, our voluntary social investment totalled US$127.8 million. This investment consisted of US$92.5 million in direct funding for initiatives in line with our social value framework, US$19.7 million to non-operated joint venture social investment programs and US$1.3 million under the BHP Matched Giving Program. Administrative costs to facilitate social investment activities totalled US$8.6 million and US$5.7 million supported the operations of the BHP Foundation. Of the US$92.5 million in direct funding, US$70.1 million was in support of our host communities and Indigenous partners, and we provided US$13.9 million towards training and skills programs. For more information on our social investment, including case studies and performance against our global social investment indicators, refer to bhp.com/sustainability/approach/social-investment For more information on the BHP Foundation refer to bhp.com/bhp-foundation.org These footnotes refer to the following page 1. With widespread adoption expected post 2030. 2. For the definition of the terms used to express these positions, including ‘target’, ‘goal’, ‘net zero’, ‘carbon neutral’ and ‘operational GHG emissions’ refer to Additional information 10.4. For more information on the essential definitions, assumptions and adjustments for our targets and goals refer to Climate-related Metrics, targets and goals in OFR 9.8. 3. Baseline year and performance data adjusted; for the adjustments we make, refer to Climate-related metrics, targets and goals beginning on page 48 in OFR 9.8. 4. CY2008 was selected as the baseline year for this goal to align with the base year for the International Maritime Organisation’s CY2030 emission intensity goal and its corresponding reasoning and strategy. Baseline and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY2008 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. 5. Excluding in-kind contributions. 6. Nature-positive is defined by the TNFD Glossary version 1.0 as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state’. We understand it to include land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. We are monitoring the evolving external nature landscape, including developments in nature frameworks, standards and methodologies and in definition of the global nature ambition. 7. Excluding areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030. For more information refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025. 8. Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. 1.54 per cent is calculated based on the areas of land and water that we stewarded at 30 June 2025, as per footnote 7. For more information refer to the BHP ESG Standards and Databook 2025, available at bhp.com/ESGSD2025. 9. Natural capital accounts are a way to measure the amount, condition and value of environmental assets in a given area. They help describe changes in ecosystems and how these impact wellbeing and economies. 10. For more information regarding the BHP Healthy environment goal roadmap refer to OFR 9.9. 11. Point in time data at 30 June 2025. 12. 9.0 per cent refers to Indigenous employee participation at Minerals Australia operations. Total Indigenous employee participation in Australia, including non-operational roles, was 8.2 per cent at 30 June 2025. 13. 17.8 per cent refers to Indigenous employee participation at the Jansen potash project and operation in Canada. 14. 10.5 per cent refers to Indigenous employee participation at Minerals Americas operations in Chile. 15. We have published regional Indigenous Peoples Plans in Australia and Canada and data is available to report on progress in FY2025. We are still developing our regional Indigenous Peoples Plan for Chile. For more information refer to OFR 9.12 and the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025. 16. The relationship health assessment is intended to be conducted every three years. Indigenous partners who participated in the relationship health assessment project in FY2024 considered and provided feedback on social, cultural and commercial aspects of their relationship with BHP and provided a rating on the present health of their relationship with BHP, which was reported in our FY2024 social value scorecard. We plan to report again against this metric in FY2027. 17. Cultural diversity in our workforce will be measured based on our substantive progress towards reflecting the cultural diversity of the societies where we operate. 18. High-potential injury frequency rate is the number of employee and contractor high potential injuries per 1 million hours worked and is measured by year-on-year improvement. 19. Metric will not be reported from FY2026. For FY2026 to FY2030, key metrics for the Thriving, empowered communities pillar will shift to focus on the measurable outcomes of co-created community programs, while co-creation and co-design (terms which we use interchangeably) as a concept will continue to apply where appropriate across the full framework. 20. Co-design requires meaningful engagement and contribution to the plan from a variety of interested stakeholders. For an overview of our approach to co-design and co-creation (terms which we use interchangeably) refer to OFR 9.12. 21. This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and other payments to governments and voluntary social investment. For more information refer to the BHP Economic Contribution Report 2025 available at bhp.com/ECR2025. 22. Community programs that benefit local communities that host our activities. For education and skills programs, some program participants may join the BHP workforce on completion of the program. 23. Net Promoter Scores (NPS) show respective feedback from our customers and suppliers and measure the willingness of our customers/suppliers to recommend BHP to others. NPS is used as a proxy for gauging overall satisfaction. The NPS survey is conducted every two years, and therefore is no update to the data in FY2025. This metric will not be reported on from FY2026 in this social value scorecard. We intend to publish data from the next NPS survey in the BHP ESG Standards and Databook 2026. 24. A credible responsible production and sourcing standard refers to one that is internationally recognised spanning multiple regions as outlined in OFR 9.13. 25. BHP’s ethical trade audit program is managed as part of our broader Ethical Supply Chain and Transparency Framework. For more information on this framework and associated activities, including baseline data, refer to the BHP Group Modern Slavery Statement 2025 available at bhp.com/MSS2025. 26. The pilot impact project involves partnering with an NGO to deliver programs within our supply network designed to promote responsible recruitment and improve labour monitoring, worker voice and access to grievance mechanisms. 27. ‘In-scope’ BHP operated assets refer specifically to Australian assets as defined under the Minerals Council of Australia (MCA) membership commitment. For more information refer to the MCA Membership Commitment available at minerals.org.au.

BHP Annual Report 2025 9 Sustainability continued PLANET PEOPLE PROSPERITY Social value scorecard 2030 goals Key metrics FY2025 milestones FY2026 milestones 36% trials Commence for battery-electric proof of concept Progress proof of concept Decarbonisation (Scopes Reduction 1 in and operational 2 emissions GHG from emissions our equipment in collaboration trials equipment for battery-electric in collaboration At least 30% reduction in operational operated assets) from FY20203 with original equipment with original equipment 44% manufacturers manufacturers GHG emissions; support 40% GHG emissions intensity reduction of Reduction in GHG emissions intensity of Continue the direct development reduced iron Complete the Escondida BHP-chartered shipping of our products, of BHP-chartered shipping of our Boiler Diesel Displacement products from CY20084 electric smelting furnace project and begin construction and support industry to develop steel production technology capable of 30% $171m pathway to plan of its counterpart project lower GHG emissions intensity relative to Committed in steelmaking partnerships at Spence conventional blast furnace steelmaking.1,2 and ventures to date (US$)5 Continue development electric of the direct smelting reduced furnace iron OFR 9.8 Climate change pathway to plan 1.54% Area under nature-positive Commence of BHP Healthy implementation environment Deliver 95% of the FY2026 actions in the Healthy environment management practices8 goal roadmap10 water stewardship priorities 0 – water quality and Create nature-positive6 outcomes by Assets with natural capital account9 context-based water targets having at least 30% of the land and water we steward7 under conservation, restoration or focus regenerative on areas of practices. highest ecosystem In doing so value we both footprint, within in and partnership outside our with own Indigenous operational peoples and local communities. OFR 9.9 Nature and environmental performance Indigenous employee participation11 Indigenous voices and Deliver FY2026 9.0% Australia12 perspectives are incorporated commitments outlined in Indigenous partnerships 17.8% Canada13 into co-designed priorities Australian Reconciliation in each region15 Action Plan and Canada Respectful relationships that hear 10.5% Chile14 Indigenous Partnership Plan aspirations and act upon and the rights distinct of Indigenous perspectives, $853m Indigenous procurement spend (US$) peoples and support the delivery 15 of mutually beneficial and jointly Progress to plan defined outcomes. Australia, Canada, Chile OFR 9.12 Indigenous peoples Present relationship health16 88% from Improvement FY2024 performance on key metrics Improvement on Engagement and Perception high-potential frequency rate injury from Safe, inclusive and Survey wellbeing score future-ready workforce 41.3% FY202518 Female employee11 A healthy, thriving gender workforce balanced that is at safe, every representation level, culturally diverse17 and inclusive and skilled for the future. OFR 8 Safety, OFR 9.5 People, OFR 9.6 Health Key metrics Key metrics from FY2026 FY2025 milestones FY2026 milestones 7 of 9 # Co embedded creation in further internal Develop and Assets have education and skills implement training co-created host programs supported22 practice and tools on Thriving, empowered community plans19 community communities $bn 100% Total economic co-creation Partner with communities and Co-designed19,20 contribution (US$)21 plans stakeholders that deliver to co-create jointly defined and implement economic, outcomes on track social and environmental outcomes. according to plan $ Total 46.8bn economic OFR 9.11 Community contribution (US$)21 Promoter Customer Score Net % Engage through our with audit suppliers All in-scope BHP of producing BHP operated operated assets Responsible supply chains (NPS)23 assets assessed with external program to monitor assessed and Supplier Net verification against a credible implementation of complete external Together with our partners, responsible production corrective actions verification against we create sustainable, ethical Promoter Score and transparent supply chains. (NPS)23 and sourcing standard24 plans, where required the relevant Towards # Implement NGO Sustainable Mining number of verification partnerships to build (TSM) Protocols27 BHP Group Modern Slavery Statement 2025 and assurance activities increased capabilities reach in BHP’s and conducted by third parties BHP Responsible Minerals in relation to BHP’s ethical Ethical Supply Chain Program Report 2025 trade audit program25 and Transparency # program suppliers participating in BHP’s pilot impact project26 Indicators: Complete Improved On track Partially met New/revised No change/data not available Not on track

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 9.5 People Our more than 90,000 employees and contractors globally form the foundation of our business. We strive to attract and retain the best people. Through the BHP Operating System (BOS), we empower our people to continuously improve and achieve excellence in their work every day. Our Values set the tone for our culture, and are a unique part of our competitive advantage. Our Values are a declaration of what we stand for and guide our decision-making, reinforce our culture and help ensure our people deliver on our Purpose. Developing our capabilities and an enabled culture We invest in our people to build capability and drive stronger performance. BHP’s early career and training pathways provide accredited maintenance and production traineeships or apprenticeships to new employees, including those new to our industry. Once qualified, employees move to one of our operated assets. During FY2025, the Transition to Trade program was introduced in Minerals Australia allowing those who have successfully completed the Maintenance Associate program to complete a trade qualification in 12 to 18 months, splitting time between the FutureFit Academy, BHP’s purpose-built learning centre, and practical work on site. In Canada, we launched the BHP Potash Academy in partnership with the Carlton Trial College in Humboldt. Once qualified, the inaugural cohort of trainees will transition to various roles at our Jansen operations. BHP continues to invest in future talent through our intern and graduate programs. In FY2025: – In partnership with the Minerals Council of Australia, BHP sponsored 40 first-year university students for a two-week immersive experience across Perth, Adelaide and Brisbane. – An additional 163 university students participated in internship placements, gaining practical experience on mine sites. Interns are given early access to apply for graduate roles. – A total of 146 graduate program participants commenced across Australia, Chile and Canada. In FY2025, around 1,950 current and potential leaders, participated in the BHP Distinctive Leaders programs. These programs develop leaders’ abilities to lead through complexity, ethically and inclusively. We also held monthly Senior Leadership Forums and a Leadership summit in late FY2025 to further engage and align senior leaders in our purpose and strategy. Our Integrated Leadership Forum provides quarterly masterclasses and an annual forum for operational general managers. Western Australia Nickel (WAN) transitioned into temporary suspension in FY2025. Supporting our workforce and local communities to safely transition operations was a crucial part of this change. WAN met the commitment to provide redeployment opportunities for its frontline workforce. Overall, around 1,400 employees were made offers of redeployment across BHP, with the majority transitioning to WAIO. Where redeployment was either not suitable or available, individuals were supported through proactive career coaching and professional outplacement services to assist with their transition. As at 30 June 2025, around 360 employees remain at WAN to maintain the asset. Twice a year we ask our employees and contractors about their experiences working with BHP via an Engagement and Perception Survey. After each survey, team leaders evaluate strengths and areas for improvement, while the results measure wellbeing progress under the Safe, Inclusive and Future-ready workforce pillar of BHP’s social value scorecard. In March 2025, we had an 88 per cent employee response rate, with 21,000 contractors also providing feedback. Of these, 83 per cent responded favourably to engagement and connection questions, compared to 80 per cent in FY2024 and 88 per cent responded favourably to wellbeing questions, compared to 87 per cent in FY2024. Achieving excellence by unlocking inclusion We believe an inclusive and diverse workforce promotes engagement, safety and productivity, and is valued by current and prospective employees. Our aspiration is to attract and retain an inclusive workforce. Our Inclusion and Diversity Position Statement guides our commitment to deliver on inclusion, equity and diversity. Since 2016, our work to create safe and inclusive workplaces has included flexible working, ensuring our facilities and equipment are fit for everyone, and work to reduce bias in our systems. Gender balance1,2 In April 2025, we achieved our aspirational goal set in CY2016 to achieve gender balance within our employee workforce globally by the end of CY2025. We are the first global, listed mining company to achieve this milestone. We define gender balance as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the International Labour Organization. The gender balance of our employee workforce is a key metric in the Safe, Inclusive and Future-ready workforce pillar in our social value scorecard. As at 30 June 2025, women represented 41.3 per cent of our employee workforce, more than double the representation compared to 2016 (17.6 per cent) when we first set our gender balance aspiration. We increased the representation of women working at BHP in FY2025 by 4.2 percentage points compared to FY2024, with around 12,400 more female employees at the end of FY2025 than FY2016. In FY2025, our new hires were 63.3 per cent women and female representation in leadership roles increased by 4.8 per cent compared to FY2024. As at 30 June 2025, 36.5 per cent of people leaders were women, while senior executives included 41.3 per cent women. We recognise pay is a critical mechanism for creating gender equality. To help mitigate gender pay disparities and avoid pay gaps, we continue to drive improvements in our systems and processes to mitigate the risk of systemic bias. Our FY2025 employee remuneration data, including a breakdown by gender, is included in the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025. Gender composition of employees, leaders and the Board1,3,4 Employees People leaders Executive leadership team Board members FY2025 58.7% 63.5% 50% 56% 41.3% 36.5% 50% 44% FY2024 62.9% 68.3% 50% 60% 37.1% 31.7% 50% 40% FY2023 64.8% 70.3% 50% 60% 35.2% 29.7% 50% 40% Male Female 1. Based on a ‘point in time’ snapshot of employees as at 30 June 2025, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. 2. New hires are based on a 12-month period from 1 July 2024 to 30 June 2025. ‘People leaders’ are defined as employees with one or more direct reports. ‘Senior executives’ are defined as employees in the Executive Leadership Team (ELT) and direct reports to the ELT in grade 15 and above roles. 3. For FY2023, this included employees of BHP Mitsubishi Alliance’s Blackwater and Daunia operations, sold to Whitehaven Coal during FY2024. 4. For FY2023, some of our employees did not identify as male or female (<0.1 per cent of total employees). These employees were excluded from data presented in the gender composition graphs to protect the privacy of those employees.

BHP Annual Report 2025 9 Sustainability continued Indigenous employment Our Indigenous Peoples Policy Statement acknowledges our role in improving economic outcomes for Indigenous peoples. We aim to achieve this through our regional Indigenous Peoples Plans by providing opportunities for employment, training, procurement and support for Indigenous enterprises. We have set targets to increase Indigenous employment opportunities in our Minerals Australia operations, Minerals Americas operations in Chile and our Jansen potash project in Canada. In FY2025, Minerals Americas operations in Chile increased their Indigenous employee participation to 10.5 per cent, having achieved their target of 10 per cent in FY2024. In Canada and Minerals Australia, we are on track to achieve our targets in FY2026 and FY2027 respectively (see the below infographic). Indigenous employee participation is a key metric in the Indigenous partnerships pillar of our social value scorecard. In FY2025, we identified opportunities in our employment ecosystem to better support Indigenous Australians through our people processes, including selection, development and career progression. In Minerals Australia we also established a systematic network of Indigenous support liaisons across our Australian assets to improve day-to-day experiences for Indigenous employees and enhance leaders’ cultural competence. In Canada, the BHP Potash Academy, graduate and student programs are designed to help Indigenous peoples enter the mining industry. Indigenous employee participation1,2 Minerals Americas operations employees in Chile Time Target 30 June 2025 YoY increase period % % % By the end 10.0 10.5 0.4 of FY 2025 Minerals Australia operations employees in Australia2 Time Target 30 June 2025 YoY increase period % % % By the end 9.7 9.0 0.7 of FY 2027 Jansen potash project and operation employees in Canada Time Target 30 June 2025 YoY increase period % % % By the end 20.0 17.8 6.6 of FY 2026 1. Point in time data at 30 June 2025. 2. Indigenous employee participation overall in Australia at 30 June 2025 was 8.2 per cent, including Minerals Australia operations, 9.0 per cent Indigenous, and non-operational locations, 2.0 per cent Indigenous. For more information on our 2030 goals related to Indigenous partnerships refer to OFR 9.12 Cultural diversity and racial equity Racism has no place at BHP. We acknowledge racism’s impact on identity, value, respect and psychological safety. We are working to promote racial awareness in our workplace and recognise there is more still to do. In FY2025: – Our Inclusion and Diversity Champion, Chika Onyeogaziri, received recognition from the Queensland Resource Council and Women in Mining and Resource Queensland for her outstanding work fostering inclusion and diversity. – We developed our Indigenous Cultural Respect Framework (ICRF), which drives cultural capability through learning experiences across Minerals Australia. – Employees around the world joined our International Day of Elimination of Racism event. LGBT+ inclusion Our LGBT+ ally employee group, Jasper, is open to all our workforce and is an extension of our inclusion and diversity aspirations to help our employees develop a strong sense of belonging in and outside of BHP. By the end of FY2025 its membership base grew to around 3,000. We are the proud sponsors of Pride Western Australia, the Pinnacle Foundation and Pride Professionals. In FY2025, BHP in Australia was awarded gold status at the Australian Workplace Equality Index Awards. In Chile, we achieved our second Human Rights Campaign (HRC) Equidad certification for our commitment to LGBT+ inclusion and we were awarded the ‘Best Place to Work’ seal by the HRC. Disability In FY2025, BHP launched our global Disability Action Plan, aimed at empowering our employees with disabilities. This plan is built around three strategic pillars: people, culture and systems. The goal is to recognise the unique needs and strengths of each person and to systematically eliminate barriers, as part of our efforts to ensure equal participation for people with disabilities in the workforce. In Chile, legislation requires that our workforce comprises at least 1 per cent of people with disability. As of 30 June 2025, people with disabilities represented 2.5 per cent of our Chilean workforce. Support violence for employees affected by family and domestic BHP’s Family and Domestic Violence Assistance Program aims to provide employees with support for their health, safety, wellbeing and independence if they are experiencing family and domestic violence. Support includes up to 10 days of paid leave per annum (in addition to other leave entitlements) if they are affected by family and domestic violence, or to support someone who is. Emergency accommodation, emergency financial help and access to safety and security plans are made available. Safety measures, such as transport to and from work, changing location of work, setting up new phone numbers, screening/ blocking calls and emails, and access to legal advice are also considered in this support. Employee relations In Australia, recent significant industrial relations legislative reforms have introduced changes to the enterprise bargaining framework, which are having an impact on BHP, including by increasing labour costs. Unions in WAIO have unilaterally commenced bargaining. The Fair Work Commission will issue 13 Regulated Labour Hire Arrangement Orders that will require two labour hire providers and Operations Services to pay their employees performing work at BMA mines Goonyella Riverside, Peak Downs and Saraji mines at least the relevant rate of pay in the BMA Enterprise Agreement 2022. As BHP considers that Operations Services is a mining services contractor and so is exempt from becoming subject to Orders, BHP is seeking Federal Court judicial review of this outcome. An Order is already in effect at Mt Arthur Coal, requiring a labour hire provider to pay at least the relevant rate of pay in the Mt Arthur Coal Enterprise Agreement 2023. We will continue to monitor the application of the reforms to further assess their impacts on BHP and our contracting partners, including the potential impact on labour costs. In Chile, pension reform was approved in January 2025. This will result in a 7 per cent company contribution (pre-tax and additional to the current 1.5 per cent for disability insurance), which will be gradually increased over nine years starting from August 2025. The 40-hour work week regulation, enacted in April 2023, will continue its gradual implementation over the next four years to transition from 45 to 40 working hours per week. During FY2025, implementation occurred through agreements reached as part of union negotiations. In June 2025, following a legal dispute regarding a non-regulated bargaining process in 2019, Escondida was notified of a ruling ordering the seizure of CLP $8.5 million in bonuses. Deductions to impacted employees will occur for at least four months. Progress on various other legal developments that may affect employee relations in Chile is being monitored, including remuneration gender equity branch negotiation regulation, and litigation seeking to treat various BHP entities as a single employer for labour, social security and union purposes. During FY2025, Minerals Australia participated in seven collective bargaining processes, with three enterprise agreements completed. There are 24 currently in operation, with a new agreement pending approval from the Fair Work Commission and another new agreement in the early stages of bargaining. In Minerals Australia, a small number of Operations Services employees in our BMA operations took protected industrial action during some shifts at various BMA sites over eight days between October 2024 and February 2025, causing minimal operational impact.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Minerals Americas in Chile reached collective agreements with two operators and maintainers unions at Escondida. A third union of remote operators moved to a regulated negotiation phase after an unregulated and voluntary negotiation did not reach conclusion. Our Escondida operations experienced no significant safety events and minimal operational and financial impact during a three-day stoppage in FY2025. In Canada, Minerals Americas have begun on-boarding the first cohort of our Jansen potash project operational workforce to support readiness for operations. Payroll review Review of employee allowances and entitlements In FY2023, we identified and disclosed two issues with certain allowances and entitlements affecting some current and former employees in Australia. We self-reported these issues to Australia’s Fair Work Ombudsman (FWO). We are sorry that this happened and we remain committed to making this right. In response to these issues, we formed a dedicated team to progress a remediation program and begin a range of work to improve our global pay performance and compliance. Remediation of identified issues We established a dedicated hotline and secure online portal to support affected current and former employees and facilitate remediation transactions. The first issue involved certain employees having leave incorrectly deducted on public holidays. We identified approximately 35,500 current and former employees who were affected by this issue, dating back to 2010. In addition to recrediting leave hours to approximately 19,000 current employees, we have made payments to approximately 85 per cent (over 14,000) of affected former employees. We have been working to locate and register affected former employees for payment, including by direct letter, email and phone calls, social media contact, and media advertising. Any remaining former employees who think they may be affected by these issues but have not received communications from us are encouraged to contact us via the hotline or portal available on our website. We are working to close out this issue, including associated impacts relating to unpaid leave and coal long service leave. We expect to complete this work in FY2026. For more information refer to bhp.com/payroll-review The second issue involved certain current and former employees at WAIO in Port Hedland who are entitled to additional allowances. We are continuing to pay additional allowances to affected current employees. We have completed remediation payments to affected current and former employees for historical impacts. Improving our pay compliance During the year we progressed with our multi-year, integrated program of work to improve our global pay compliance, including embedding improved governance and controls, and continuing to invest in the right capabilities to meet the needs of the company into the future. Global assurance firm, Protiviti, completed a review of our payroll systems in FY2025 and their recommendations have been addressed in completed or planned improvement work. We also launched a new Pay Compliance Standard in FY2025 to support improved pay governance and controls. As part of this program, we are continuing historical pay assurance work across our Australian operations and will conduct further remediation as necessary. Based on the currently available information, remediation costs remain in line with the previously recognised US$280 million pre-tax, as reflected in the Group’s FY2023 financial results. This program of work will continue in FY2026. Our engagement with the FWO and other relevant government agencies will continue as we progress this work. 9.6 Health We set mandatory standards to identify, assess and manage health risks and their potential impacts, and monitor the health of our employees and contractors. Occupational exposures BHP seeks to reduce occupational exposures to as low as reasonably practicable. Where there is a potential for our employees and contractors to be exposed to chemical and physical hazards, we implement controls designed to prevent, minimise, and/or mitigate the likelihood and severity of potential associated health impacts. These controls may include the use of personal protective equipment (PPE) until appropriate, higher order controls have been identified, implemented and verified to consistently reduce exposure below occupational exposure limits (OELs). Our OELs are set by reference to the level of permissible exposure for a length of time to a chemical or physical hazard that is assessed as not likely to affect the health of a worker, according to scientific evidence and regulatory requirements. Exposure data in this report is presented without considering the use of PPE, which is required to be worn as outlined in our Health Global Standard to reduce exposure. In FY2025, we recorded an overall 13 per cent decrease in the number of employees and contractors potentially exposed to diesel particulate matter (DPM) and respirable crystalline silica (RCS) compared to FY2024. This included a 73 per cent decrease in the number of employees and contractors with potential exposure to DPM and a 35 per cent increase in the number of employees and contractors potentially exposed to RCS. The increase in potential RCS exposures is primarily due to the inclusion of the recently acquired Copper South Australia operations within BHP reporting. Opportunities to improve control frameworks and hygiene practices at Prominent Hill and Carrapateena operations have been identified. We are pursuing both short- and long-term initiatives to reduce potential exposures, such as improvements to underground ventilation systems. We continue to implement exposure reduction plans for RCS at our operated assets with a focus on engineering solutions to sustainably control exposure. At BMA, dust extraction systems have been implemented to remove dust build-up in mining haul truck electrical cabinets. Wet cleaning methods and vacuum systems have been implemented at NSWEC to reduce potential exposure for cleaning and maintenance teams. At WAIO, portable extraction ventilation and dust suppression is in place for drilling personnel. From December 2026, new lower exposure limits based on Australian legislation are expected to be adopted throughout Australia. We will continue to monitor and assess the impact of OEL changes and implement appropriate action as required. We are committed to having no fatalities and life-threatening illness events connected with occupational exposures at BHP, and managing any risks of life-altering injuries and illnesses. Due to the latency between initial exposure and diagnosis of disease for our most material airborne contaminant exposures, we must continue to reduce potential exposure and monitor the effectiveness of controls where reduction of potential exposure is not reasonably practicable.

BHP Annual Report 2025 9 Sustainability continued Potential exposure reduction trend over time1,2,3,4 1,500 1,200 900 600 300 0 FY2021 FY2022 FY2023 FY2024 FY2025 Coal mine dust exposures Silica exposures DPM (Diesel) exposures 1. Prior year data (FY2021 to FY2023) excludes former OZ Minerals Australian assets (acquired 2 May 2023), which is included for FY2024 and FY2025. Prior year data (FY2021 to FY2023) also excludes (entirely) divested operations as follows: BHP Mitsui Coal (divested on 3 May 2022) and BHP’s oil and gas portfolio (merger with Woodside completed on 1 June 2022). 2. Occupational exposure data is presented without considering protection from the use of personal protective equipment (where required as outlined in the Health Global Standard). The data excludes Projects. 3. As of FY2021, the OEL limit for Coal was reduced to 1.5 mg/m3 compared to 2.0mg/m3 in previous years. 4. As of January 2024, the OEL for welding fumes within Australia was reduced to 1mg/m3 compared to 5mg/m3 in previous years. Occupational exposure hazard awareness and training is provided at induction and periodically, including during fit testing for hearing protection and respiratory protective devices. These devices are mandated for certain job tasks as a control to reduce risk from potential exposure to relevant hazards. After workers take part in occupational exposure assessment programs, they receive written feedback on their results and anonymised data is provided to line management. Following the implementation of real-time monitoring at some of our operated assets, we have improved data visibility through digital platforms to enhance user experience and functionality. This helps our people to anticipate, assess and verify effectiveness of occupational exposure controls. Occupational illness The reported occurrence of occupational illness for employees in FY2025 was 319, or 4.64 per million hours worked. This represented a 14 per cent increase compared with FY2024. For our contractor workforce, the reported occupational illness in FY2025 was 234, or 1.94 per million hours worked, a 8 per cent increase from FY2024. Musculoskeletal illness was the predominant occupational illness for employees and contractors, representing 64 per cent of our workforce illnesses in FY2025. This includes damage to bones, joints, ligaments, tendons and soft tissues caused by repetitive heavy work, muscular strain or maintaining poor postures for extended periods of time. Noise-induced hearing loss represented 10 per cent of occupational illnesses in FY2025. Employees and contractors exposed to noise levels above the defined workplace exposure limits in our Health Global Standard participate in hearing conservation programs, which include a periodic hearing test and hearing protection fit testing. We have implemented established design recommendations that seek to eliminate or reduce high or prolonged noise exposures as far as reasonably practicable by focusing on the noise source. Heat stress contributed to 4 per cent of our reported occupational illnesses in FY2025. Elevated temperatures and strenuous activity place some of our workforce at increased risk of heat illness. High-risk work groups are identified, and controls are in place to manage heat stress. Hydration testing is in place at operations with high heat risk. Our operated assets exposed to extreme climatic conditions have additional support to help prevent heat-related illness. 1. CMDLD is the name given to the lung diseases related to exposure to coal mine dust and includes coal workers’ pneumoconiosis, silicosis, mixed dust pneumoconiosis and chronic obstructive pulmonary disease. 2. Cases reported to Workers’ Compensation Regulatory Services are not an indication that the CMDLD was related to work. BHP evaluates each case for work-relatedness and, where identified, the case will be included in occupational illness reporting. Coal mine dust lung disease We have controls in place at all our relevant operated assets with the goal of ensuring no employees or contractors are exposed to respirable coal mine dust (CMD) above the OEL. We continue to identify and progress projects, such as enhancing our real-time dust monitoring, to identify when the working environment may present a hazard, allowing us to address the issue. We prioritise controls that are most effective, such as dust suppression and dust extraction engineering controls, to eliminate or reduce potential exposures as far as reasonably practicable instead of relying on controls that are less effective, such as respiratory protection. We have observed consistent control of CMD exposures with no employees or contractors potentially exposed to CMD above the OEL since FY2021. In FY2025, 21 cases of coal mine dust lung disease (CMDLD)1 were reported to the Workers’ Compensation Regulatory Services.2 There was one claim accepted for a current BHP employee. For cases involving current employees, we offer counselling, medical support and redeployment options where relevant. Former employees may be eligible for workers’ compensation insurance and their associated care is managed externally to BHP. Physical and mental health The physical and psychological health and wellbeing of our workforce is paramount. We continue to enhance the inclusivity and future-readiness of our employees and contractors. We engage with initiatives such as ‘Minding Mining Minds’, which aims to develop tools and evidence-based models to build capability and share these learnings across industry, along with the Building Safe and Respectful Workplaces (BSRW) program, which strives to eliminate disrespectful behaviour in the resources industry, including sexual harassment, bullying and racism. In FY2025, we included the BSRW education into our global onboarding training, and we refreshed Our Code of Conduct training. We acknowledge the importance of effective fatigue management both at home and in the workplace. Fatigue is a known risk factor for workplace accidents and incidents. Our operated assets have fatigue management plans in place to provide guidance on how to manage and control risks associated with human fatigue. Key controls include managing work hours and providing sufficient opportunity for sleep, rest and recovery, along with self-assessment fatigue forms, monitoring of fatigue-related symptoms and reporting fatigue-related hazards where appropriate. Psychosocial harm We manage psychosocial harm as a health and safety risk for BHP. We have developed an organisation-wide psychosocial risk framework which helps our people identify and give feedback on their work environment and the psychosocial hazards they face and how they may impact psychological and physical health, to help us identify where harm may be occurring. Responsibility for managing psychosocial risk (including sexual harassment and racial harassment) is shared within BHP. The Group Health team is accountable for: – performing second-line assurance of BHP’s performance against this risk – engaging with industry to share and learn best practice – supporting our operated assets and functions to progress improvements to control psychosocial risk Risk management Psychosocial harm risk assessments identify scenarios in which psychosocial hazards like sexual, racial or gendered harassment may arise, their potential causes and the controls we can implement to prevent and reduce the risk of harm as far as reasonably practicable. Some of our embedded psychosocial risk preventative and mitigating controls include: – mandatory training in our Our Code of Conduct for employees and contractors, with a focus on enacting and maintaining respectful behaviours – setting clear cultural expectations and leadership responsibilities – enhanced security at accommodation villages – alcohol management policies – data transparency and action – person-centred response and support – accessible and confidential reporting options and investigations, including multiple resolution options – appropriate and proportionate disciplinary action

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information During FY2025, we moved to a new global Employee Assistance Program (EAP) provider, Converge International. Converge International provides a dedicated panel of psychologists who are trained in trauma-informed practices, each with more than five years of experience working with individuals impacted by sexual harassment. The new EAP provider also offers a broader range of holistic support services, including nutritional, career, financial, and legal counselling. This has enabled us to introduce specialist helplines, such as for domestic violence, Indigenous employee support and LGBT+ hotlines. For more information refer to cultural diversity and racial equity in OFR 9.5. Sexual harassment Sexual harassment has been defined as a health and safety risk at BHP since CY2018. In FY2025, we integrated sexual harassment into a broader focus on psychosocial harm risk. Sexual harassment is completely unacceptable at BHP. We focus on preventing sexual harassment by addressing the contributing factors while strengthening our ability to respond to incidents and intervene early. We consider impacted people at the centre of our response and seek to ensure they are supported and empowered. More broadly, we continue to build awareness and capability in psychosocial hazard identification and management into the way we work. We expect our employees and contractors to identify and call out disrespectful or harmful behaviours, including bullying, racism and sexual harassment. BHP’s strategy to eliminate sexual harassment is underpinned by the Australian Human Rights Commission Guidelines for Complying with the Positive Duty under the Sex Discrimination Act 1984 (Cth). In developing our strategy, we sought guidance from external experts, such as Kristen Hilton, Kate Jenkins AO along with the Queensland University of Technology. Reports of sexual harassment and racial harassment We encourage our workforce to report any concerns relating to disrespectful behaviours. We provide centralised and confidential reporting tools and mandatory reporting requirements for line leaders who are informed of serious concerns. Reports of sexual harassment and racial harassment are investigated by our specialised Response and Investigations team, which is a business unit independent of our operations. This team includes personnel trained in responding with a trauma-informed and person-centred approach. There was a 3 per cent increase of reports of sexual harassment from 417 in FY2024 to 429 in FY2025 and a 6 per cent decrease of reports of racial harassment from 109 in FY2024 to 103 in FY2025.1 These behaviours are unacceptable and BHP is continuing to work towards eliminating them. In FY2025, 53 per cent of sexual harassment reports and 52 per cent of racial harassment reports received into BHP’s misconduct reporting channels were logged by managers or leaders on behalf of the workforce. During FY2025, 102 cases of sexual harassment2 and 24 cases of racial harassment were established following investigation across BHP’s global operations, including conduct on-site, off-site and in offices.3 100 individuals responsible for sexual harassment and 20 responsible for racial harassment had their employment terminated (or were removed from site if a contractor) or resigned. Of the 102 established sexual harassment cases: – nil involved sexual assault – 31 involved sexualised and indecent touching – 36 involved sexually aggressive comments, stalking, grooming or image-based harassment – 33 involved other forms of sexual harassment, including sexualised conversations or jokes – 1 involved gender-based harassment – 1 involved creating a hostile work environment based on sex People who may have been impacted by sexual harassment and racial harassment are offered specialised support by the Ethics Support Service. The impacted person’s preferences as well as the type and severity of the alleged misconduct are considered in determining the appropriate response, which may include an investigation, training, mediation, facilitated conversations and line leader intervention. Consistent with this, in FY2025 65 reports of sexual harassment and 24 reports of racial harassment were dealt with through non-investigative resolution pathways, instead of an investigation being conducted. There were also 141 reports of sexual harassment and 27 reports of racial harassment that were not investigated due to insufficient information or the wishes of the impacted person. Examples include anonymous reports and non-participation of the impacted person. Senior leadership and the Risk and Audit Committee of the Board receive reports with de-identified data on the number of complaints, nature of complaints, investigations and other resolution pathways, outcomes and timelines. For more information, refer to bhp.com/sustainability/safety-health/sexual-harassment 9.7 Ethics and business conduct Our conduct Our Code of Conduct (Our Code) helps us deliver on our purpose and make better decisions every day. It applies to everyone who works for us, with us or on our behalf. In March 2025, we relaunched a simplified and streamlined version of Our Code designed to support clearer values-driven decision-making. To assist our employees and contractors to understand how Our Code applies, regular mandatory training is undertaken. Breaching Our Code can result in serious consequences, including counselling, warnings and termination of employment. We encourage people to speak up where a decision or action is not in line with Our Code or Our Values. BHP treats reports of business conduct concerns with appropriate confidentiality and prohibits any kind of retaliation against people who make or may make a report (including reports to regulators), or who cooperate with an investigation. All forms of retaliation are considered misconduct and grounds for disciplinary action, up to and including termination of employment. We have policy and process documents to support a ‘safe to speak up’ culture, including our BHP Whistleblower Policy. Our Code is available in five languages and accessible at bhp.com/about/operating-ethically/our-code Our BHP Whistleblower Policy sets out additional information, including protections available to people who make eligible disclosures under Australian law, and is accessible at bhp.com/-media/documents/ ourapproach/operatingwithintegrity/taxandtransparency/240523_ bhpwhistleblowerpolicy Employees and contractors can raise their concerns through a number of channels (including anonymously) or through leaders. Anyone, including external partners, stakeholders and the public, can lodge a concern in the form of a report, either online in our channels to raise misconduct concerns or via the 24-hour, multilingual call service. Reports received are assessed by the Ethics and Investigations team, and where necessary the Legal or Compliance teams, to determine an appropriate response, which may include an investigation or other routes to resolution. In assessing this, BHP applies a proportionate and person-centred approach considering all participants. To continually improve our response to reports, feedback is regularly obtained from stakeholders, including case participants, external experts and management. Senior leaders and the Risk and Audit Committee of the Board receive quarterly reports including case metrics, outcomes and insights. In FY2025, 3,515 reports were received into BHP’s channels for raising misconduct concerns.4,5 Of the total reports: – 37 per cent were raised by leaders on behalf of someone else. – Of the cases raised directly, 40 per cent were made anonymously.6 1. FY2024 and FY2025 data includes all former OZ Minerals Australian assets and OZ Minerals Brazil assets. 2. Sexual harassment is, as defined in the Sex Discrimination Act 1984 (Cth), an unwelcome sexual advance, unwelcome request for sexual favours or other unwelcome conduct of a sexual nature, in circumstances where a reasonable person, having regard to all the circumstances, would have anticipated the possibility that the person harassed would be offended, humiliated and/or intimidated. Sexual harassment encompasses a range of conduct, including displaying sexually graphic images, sexually suggestive comments, suggestive or inappropriate looks, gestures or staring, non-consensual touching or acts of a sexual nature and sexual assault. We note the definition of sexual harassment may vary in different jurisdictions. 3. This figure includes cases opened in FY2025 or earlier and closed in FY2025. 4. This excludes reports not containing a business conduct concern. 5. FY2024 and FY2025 data includes all former OZ Minerals Australian assets and OZ Minerals Brazil assets. 6. This excludes reports logged by leaders on behalf of others.

BHP Annual Report 2025 9 Sustainability continued Of the reports closed during FY2025, 33 per cent contained one or more established allegations.1 Business conduct concerns raised in FY20252,3 Disrespectful behaviours (including harassment and bullying) (1,873) 53.3% Sexual harassment (429) 12.2% Health, safety or environment breach (341) 9.7% Fraud (341) 9.7% Discrimination (188) 5.4% Cybersecurity, data privacy or intellectual property breach (153) 4.3% Racial harassment (103) 2.9% Other* (87) 2.5% * Other: This includes issues such as Retaliation for speaking up; Consensual relationship with power imbalance; Failure to Report Code of Conduct Breach; Attempting to identify an anonymous reporter; Improper political or governmental conduct; Trade control breach; Inappropriate investigator conduct in business conduct investigation. We have seen a 35 per cent decrease of harassment and bullying reports received from 2,870 in FY2024 to 1,873 in FY2025.2,3 BHP continues with ongoing focus on awareness, training and early resolution, supported by the development of a centralised site for information and guidance, contributing to consistent and informed reporting. Anti-corruption We continue our commitment to contribute to the global fight against corruption in the resources industry. Our commitment to anti-corruption is embodied in Our Charter and Our Code. To manage corruption risk, we work to achieve optimal resource allocation to areas of our business with the highest exposure to corruption risks. Identifying, assessing and managing corruption risks associated with growth opportunities remains a significant area of focus for our Compliance function. A sub-team is dedicated to supporting functions that are responsible for initiating transactions and growth opportunities in countries with higher corruption risks. Activities that potentially involve higher exposure to corruption risk require review or approval by our Compliance function, as documented in our anti-corruption compliance framework. In FY2025, we continued conducting monitoring focused on verifying the operation of anti-corruption controls in relation to higher risk relationships and activities, including the provision of community donations and sponsorships, identification and management of corruption risks relating to government officials and community leaders in the context of local procurement, and sole source procurement decisions. The monitoring utilises data analytics and AI to increase the effectiveness of the monitoring. In the newly merged Ethics, Compliance and Human Rights team, Compliance remains independent of our assets and regions. Our Chief Ethics, Compliance and Human Rights Officer reports quarterly to the Board Risk and Audit Committee on compliance issues and meets at least annually with the Risk and Audit Committee Chair. The Compliance team also participates in anti-corruption risk assessments of our operated assets or functions, our interests in non-operated assets and new business opportunities that may be exposed to material corruption risks. In FY2025, the team provided input into 21 anti-corruption risk assessments. Anti-corruption training is provided to all employees and contractors as part of mandatory regular training on Our Code. Our Compliance team also regularly engages with identified higher risk roles and provides additional risk-based anti-corruption training for employees, contractors and employees of some of our business partners and community partners. In FY2025, we deployed an updated anti-corruption electronic learning module, which incorporates new scenarios designed to reinforce understanding and support learning. In FY2025, additional risk-based anti-corruption training was undertaken by 1,675 employees and contractors.4 For more information on ethics and business conduct refer to bhp.com/ethics Transparency and accountability We support initiatives by governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of minerals that form the basis of our payments to government, as outlined in the Extractive Industries Transparency Initiative (EITI) Standard. We believe knowing who ultimately controls and benefits from a company helps to mange risk and strengthen accountability. In FY2025, we continued our support for ultimate beneficial ownership transparency consistent with applicable regulation, listing requirements and other expectations for EITI supporting companies. We publish information about how we use beneficial ownership information in our anti-corruption processes (refer to bhp.com/sustainability/ethics-business-conduct). In parallel, we continued to publish our list of entities in which BHP Group Limited’s effective interest is 100 per cent and certain entities in which BHP Group Limited’s effective interest is less than 100 per cent, including all controlled subsidiaries operating in the mining sectors, all mining operations joint ventures generating material revenue for BHP (and available information in relation to the other legal owners in these joint ventures) and entities in which we hold a partial interest (with some exclusions – refer to bhp.com/sustainability/ethics-business-conduct). Other initiatives include our representation on the Board of the EITI and financial support for Steering Committee membership of the Bribery Prevention Network (in Australia). 1. This figure includes cases opened in FY2025 or earlier and closed in FY2025. 2. This excludes reports not containing a business conduct concern. 3. FY2024 and FY2025 data includes all former OZ Minerals Australian assets and OZ Minerals Brazil assets. 4. This data includes OZ Minerals Brazil assets.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 9.8 Climate change We believe the warming of the climate is unequivocal, human influence is clear and physical climate-related impacts are unavoidable. We recognise the role we play in supporting the net zero transition the world must make. For our full position on climate change refer to bhp.com/climate Our disclosures and approach to reporting Climate Transition Action Plan In August 2024, we published our second Climate Transition Action Plan (CTAP 2024) that provides an overview of our climate change strategy, commitments, targets and goals and forward-looking plans. Our CTAP 2024 was approved by the Board, with its development and ongoing implementation governed by the Board and its Committees and management. This OFR 9.8 updates certain aspects of our assumptions and plans since our CTAP 2024 and describes our progress in FY2025 against the strategy and our GHG emissions targets and goals, commitments and key metrics. The climate change targets and goals published in our CTAP 2024 are unchanged. Financial Statements note 16 ‘Climate change’ describes certain potential financial statement impacts, where material or relevant, of the assumptions, plans and actions of our climate change strategy and the consideration of climate-related risks in the assessment of significant areas of judgement and estimation in the financial statements. Our CTAP 2024 is available at bhp.com/CTAP2024 Given the global nature of our business, customers and supply chain, the development of our CTAP 2024 considered the goals of the Paris Agreement and the commitments and policy settings of relevant key jurisdictions at the time. Our global headquarters and some of our assets are located in Australia, which has a Long-Term Emissions Reduction Plan and legislated national targets to reduce Australia’s net GHG emissions to 43 per cent below CY2005 levels by CY2030, and to achieve net zero GHG emissions by CY2050. We continue to monitor and take into consideration the evolving policy and regulatory landscape applicable to our operations as part of the periodic review by management and the Board of the appropriateness of and our progress towards our GHG emissions targets and goals. TCFD-consistent disclosures In accordance with the UK Listing Rules as set by the UK Financial Conduct Authority, we believe our disclosures are consistent with the four recommendations and 11 recommended disclosures of the Task Force on Climate-related Financial Disclosures (TCFD). The Navigating our disclosures table on this page sets out the TCFD’s recommended disclosures, grouped under the four recommendations, and where our aligned disclosures can be found within this Report (refer to the Our response columns). To provide additional detail to supplement our TCFD recommended disclosures in this Report, we refer to certain information in our CTAP 2024 (which should be considered in the context of the CTAP 2024 as a whole, together with the updates and our progress in FY2025 provided in this Report), as set out in the Supplementary information column of the Navigating our disclosures table on this page. For more information on our alignment with other climate-related sustainability and ESG standards refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025 Navigating our disclosures Supplementary Our response information This Report: Corporate This Report: Operating Governance Statement This Report: Financial Climate Transition TCFD recommended disclosures and Financial Review & Remuneration Report Statements Action Plan 2024 Governance: Disclose the organisation’s governance around climate-related risks and opportunities.1 a) Describe the board’s oversight of climate-related Pages 30 and 40 Pages 87 to 100 – –risks and opportunities b) Describe management’s role in assessing and Page 30 Pages 96 to 100 – –managing climate-related risks and opportunities Strategy: Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning where such information is material. a) Describe the climate-related risks and Pages 44 to 48 – Pages 148 to 151 Recommended opportunities the organisation has identified over Pages 66 to 71 disclosures (a) & (b): the short, medium, and long term Pages 10 to 182 b) Describe the impact of climate-related risks and Pages 39 to 53 – Pages 148 to 151 Pages 19 to 30 opportunities on the organisation’s businesses, Pages 66 to 71 Recommended strategy, and financial planning disclosures (b) & (c): Pages 31 to 38 c) Describe the resilience of the organisation’s strategy, Pages 46 to 48 – Pages 148 to 151 taking into consideration different climate-related Page 61 scenarios, including a 2°C or lower scenario Page 62 Risk Management: Disclose how the organisation identifies, assesses, and manages climate-related risks. a) Describe the organisation’s processes for Pages 25 and 26 – – –identifying and assessing climate-related risks Pages 44 and 45 b) Describe the organisation’s processes for Pages 25 and 26 – – –managing climate-related risks Pages 44 and 45 c) Describe how processes for identifying, assessing, Pages 25 and 26 – – –and managing climate-related risks are integrated into the organisation’s overall risk management Metrics and Targets: Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material. a) Disclose the metrics used by the organisation to Pages 48 to 53 Pages 104 to 112 – –assess climate-related risks and opportunities in line with its strategy and risk management process b) Disclose Scope 1, Scope 2, and, if appropriate, Pages 48 to 53 – – – Scope 3 GHG emissions, and the related risks c) Describe the targets used by the organisation to Pages 48 to 53 – – –manage climate-related risks and opportunities and performance against targets 1. ‘Risks and opportunities’ is the language adopted in the TCFD recommended disclosures, while under our Risk Framework we regard ‘risks’ as comprising both threats and opportunities. 2. Refer to the updates in Pathways to our medium-term target and long-term net zero goal and Key changes to our projected pathway to our medium-term target and potential pathways to our long-term net zero goal since CTAP 2024 in this OFR 9.8.

BHP Annual Report 2025 9 Sustainability continued Climate-related governance Climate change and climate transition planning is a material governance and strategic issue for BHP, our Board and management as described in OFR 9.2. For more information on our governance of climate-related matters including risks (threats and opportunities) refer to our Corporate Governance Statement and Remuneration Report Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) Performance and highlights – Based on what we know today and using current methodologies for GHG emission accounting, we remain on track to meet our medium-term target to reduce operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by at least 30 per cent by FY2030 from an FY2020 baseline (baseline year and performance data adjusted; for more information on the adjustments we make refer to Climate-related metrics, targets and goals in this OFR 9.8). We have not used carbon credits or applied offsetting in our assessment that we are on track to meet our medium-term target. – For FY2025, our operational GHG emissions were 36 per cent lower than our FY2020 baseline, a further 4 percent improvement against our FY2020 baseline compared to 32 per cent in FY2024 (baseline year and performance data adjusted). Operational GHG emissions in FY2025 were 8.7 MtCO2-e, which is 5 per cent less than operational emissions of 9.2 MtCO -e in FY2024 (performance data adjusted).1 2 Emissions reductions were largely driven by Western Australia Nickel operations going into temporary suspension and ongoing Power Purchase Agreements (PPAs) in execution. For more information on the calculation of our operational GHG emissions data and energy consumption data refer to Climate-related metrics, targets and goals in this OFR 9.8. – Our total operational energy consumption decreased by 7 per cent from FY2024, largely due to the temporary suspension of Western Australia Nickel. – Our Chilean operations are on track to achieve 100 per cent renewable electricity use in CY2025, as they have each calendar year since CY2022. – In FY2025, we signed a new seven-year PPA to achieve 100 per cent renewable energy at BMA from FY2027, based on forecasted operational electricity demand and when combined with another renewable PPA signed in 2023. – We commenced our planned drilling program at BMA during FY2025 to obtain a deeper understanding of methane quality and quantity (in both magnitude and density). This is earlier than outlined in our CTAP 2024 (FY2026/27). – We also began studies and engagements to trial and test methane gas extraction techniques for our open-cut metallurgical coal mining operations with potential to reduce the fugitive emissions that occur when methane contained within and near coal seams is released during the mining process. – In FY2025, we continued construction of a boiler diesel displacement solution at Escondida, planned to commence operating in FY2026. This solution will replace diesel-fired boilers with a heat source (combining a thermo-solar and electric boiler solution) that does not generate any GHG emissions from operation of the boiler or generation of its electricity supply due to Escondida’s 100 per cent renewable energy PPAs. We also expect to commence construction of the same type of solution at Spence during FY2026. – We also continued the operational trial of our first electric Liebherr R9400 excavator at WAIO’s Yandi mine and increased our understanding of the potential changes to operations required for larger-scale deployments. – We partially met our FY2025 social value scorecard Decarbonisation pillar milestone to ‘commence proof-of-concept trials for battery-electric equipment in collaboration with original equipment manufacturers’ through the preparation of the Caterpillar (CAT) Early Learner battery-electric haul truck trial, planned for commencement in FY2026. We expect delivery of the battery-electric locomotives in FY2026, followed by commissioning and the commencement of trials. These are important activities to enable our progress towards diesel displacement and the electrification of vehicles and mining equipment to continue despite broader delays in the development of diesel displacement technology, as discussed below. – In addition to our existing partnerships with Caterpillar and Komatsu, we have announced an exploration of opportunities with XCMG, CATL and BYD for the supply of electric mining equipment and the latest in battery technology for mining equipment, locomotives, light vehicles and battery storage systems. – In July 2019, we committed to establishing a Climate Investment Program (CIP) by investing at least US$400 million over its five-year life to scale-up low emissions technologies that can help decarbonise our operations, drive investment in nature-based solutions, and encourage further collective action on Scope 3 emissions. The CIP commenced in July 2020 and finished in June 2025. During that time, BHP spent more than US$400 million on decarbonisation projects across operational GHG emissions, value chain decarbonisation and climate-related BHP Ventures investments. from Operational our operated GHG emissions assets) (Scopes 1 and 2 emissions Overall Value chain GHG emissions (Scope 3 emissions) – Medium-term Reduce operational GHG emissions (Scopes 1 and Long-term We have a long-term goal of net zero Scope 3 emissions target: 2 emissions from our operated assets) by at least net zero goal: by CY2050. Achievement of this goal is uncertain, 30 per cent by FY2030 from an FY2020 baseline. particularly given the challenges of a net zero pathway for our customers in steelmaking and we cannot ensure Long-term Achieve net zero operational GHG emissions (Scopes 1 the outcome alone. net zero goal: and 2 emissions from our operated assets) by CY2050. Performance, adjusted Performance, adjusted MtCO2-e MtCO2-e 20.0 500.0 378.2 13.6 352.0 15.0 375.0 8.7 10.0 250.0 5.0 125.0 0 0 FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 For information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for this medium-term target and these long-term net zero goals, including the potential use of offsetting, refer to Climate-related metrics, targets and goals in this OFR 9.8 1. There may be differences between our annual total operational GHG emissions inventory (unadjusted inventory) and the GHG emissions we measure for the baseline year, reference year and performance for our operational GHG emissions medium-term target and long-term net zero goal, resulting from different approaches to the treatment of divestments, acquisitions and methodology changes based on the purpose for which the data is being reported.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Pathways net zero goal to our medium-term target and long-term As we have previously disclosed, our progress towards our operational GHG emissions medium-term target and long-term net zero goal is expected to be non-linear. Progressing towards net zero operational GHG emissions depends on the availability, capability and competitiveness of low emissions technology. We are working to accelerate and de-risk the technology we need to be able to continue safe, reliable operations while reducing operational emissions in pursuit of our long-term net zero goal. To achieve our medium-term target, we are taking the following actions: – procuring renewable and other low to zero GHG emissions electricity – working to minimise the increase in operational GHG emissions from organic production growth and new operational sites – working towards a reduction in risk exposure to diesel displacement solutions through testing, piloting and de-risking battery-electric haul truck technology, battery-electric locomotives, and the electrification of excavators and other diesel equipment – pursuing solutions to abate fugitive methane emissions – planning to meet our medium-term target through structural GHG emissions abatement instead of offsetting. We will not use carbon credits surrendered to meet regulatory compliance obligations (i.e. those used for compliance under regulatory schemes, such as the Safeguard Mechanism in Australia) to meet our medium-term target Our projected pathway, as shown in the chart below, does not include use of voluntary carbon credits1 to meet our medium-term target. However, if there is an unanticipated shortfall in our pathway, we may need to use voluntary carbon credits that meet our integrity standards to close the performance gap. For more information on the difference between regulatory and voluntary carbon credits, and our integrity standards for voluntary carbon credits refer to Carbon offsetting available at bhp.com/climate Our potential pathways to our operational GHG emissions long-term net zero goal beyond FY2030 will require: – displacement of diesel emissions from mining equipment/vehicles (e.g. haul trucks, locomotives, excavators) – production or procurement of additional renewable and other low to zero GHG emissions electricity to transition to and maintain 100 per cent low to zero GHG emissions electricity. Additional renewable and other low to zero GHG emissions electricity will also be needed to support the increased demand for electricity that we anticipate will be needed to displace diesel consumption as we electrify mining equipment and vehicles – management and abatement of fugitive methane emissions to the greatest extent technically and commercially viable, through enhanced application of existing or emerging technology target Key changes and potential to our projected pathways pathway to our long-term to our medium-term net zero goal since CTAP 2024 Our operational GHG emissions target and goal remain unchanged from prior years. Our pathway in coming years is complicated by factors including projected organic changes (i.e. arising from our existing business) in our production of commodities and the current lack of available technology solutions to support rapid GHG emission reductions for diesel displacement and fugitive methane abatement. Many of the technologies we will need to achieve our long-term net zero goal are not yet ready to be deployed. A pathway between our medium-term target in FY2030 and our long-term net zero goal in CY2050 will require a significant technological step change in safety, reliability, operability, commercial availability and economics, and the pace of development of some decarbonisation technology has slowed since we published our CTAP 2024, as described below. We will continue to actively assess options and partnerships as technology readiness progresses and seek to optimise our plans as we maintain pursuit of our long-term net zero goal. We do not expect the technology delays to materially impact our plans to achieve our FY2030 medium-term target as we expect PPAs to provide sufficient abatement to meet the target. In Figure 1.2 of our CTAP 2024, we published our operational GHG emissions reduction projected pathway to FY2030 and potential pathways between FY2031 and CY2050. The outcomes of our most recent annual planning process since then, reflecting technology delays, have resulted in the following primary updates to Figure 1.2 of our CTAP 2024: – A delay in all projects for diesel displacement for materials movement and their associated GHG emissions abatement. Due to the low technology readiness level of the products, our Original Equipment Manufacturers (OEMs) are adapting their products to ensure they are technically, commercially and operationally viable. This has resulted in a delay to the previously projected timeframes and we now expect to adopt diesel displacement technologies at scale in our operations post FY2030. – Safe and successful trials are an essential enabler of our ability to confidently scale and deploy the technologies required to decarbonise our operations. We will continue to progress existing trials and pursue new opportunities where products have reached a suitable technology readiness. – These delays will impact our previously projected timelines for deploying battery-electric heavy mobile equipment and locomotives at WAIO. – The delays to adoption of electrified fleet at scale similarly delay the associated electricity demand, which will also impact timing for our interdependent low to zero GHG electricity investments. – A delay in the deployment of trolley assist at Escondida and Spence to post FY2030. Projected pathway to our medium-term target for operational GHG emissions (Scopes 1 and 2 emissions from our operated assets)2 Operational GHG emissions (million tonnes of carbon dioxide equivalent (MtCO2-e)) (adjusted for acquisitions, divestments and methodology changes) Diesel 16 Electricity Other changes Organic growth 12 Other sources Forecast Range of uncertainty 8 4 0 FY2020 Electricity: Electricity: Other FY2025 Organic New Diesel Other FY2030F Chile Australia changes growth PPAs sources 1. We define voluntary carbon credits to mean carbon credits generated through projects that avoid, reduce or remove GHG emissions outside the scope of regulatory compliance (including Australian Carbon Credit Units not used for regulatory compliance). 2. Future GHG emission estimates are based on current annual business plans (excluding OZ Minerals Brazil assets). FY2020 to FY2025 GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. ‘Other changes’ refers to changes in GHG emissions from energy consumption other than electricity. ‘Organic growth’ represents the increase in GHG emissions associated with planned activity and growth at our operations. ‘Other sources’ refers to GHG emissions from fugitive CO2 and methane emissions, natural gas, coal and coke, fuel oil, liquefied petroleum gas or other sources. GHG emissions calculation methodology changes may affect the information presented in this chart. ‘Range of uncertainty’ refers to higher risk options currently identified that may enable faster or more substantive decarbonisation but which currently have a relatively low technology readiness level or are not yet commercially viable.

BHP Annual Report 2025 9 Sustainability continued – The commercial operations of the Port Hedland solar farm and battery energy storage system (BESS), which connects to the existing Port Hedland power station and supplies WAIO’s port facilities under a PPA, commenced in July 2025 following completion of construction activities in CY2024. – While the key changes to our projected and potential decarbonisation pathways are the timeline deferrals described above, the potential variability around the scale and timing of abatement as we progress towards our goal of net zero by CY2050 (shown in Figure 1.2 of our CTAP 2024 as the ‘range of uncertainty’) also increases. This is due to greater uncertainty of technology and commercial readiness of diesel displacement options as well as our additional insights into the operational integration challenges presented by a change as complex and far-reaching as large-scale electrification. Operational integration challenges include safety-related risks associated with high-voltage direct current batteries, integration of cable management of tethered equipment, inter-operability challenges between different voltages, requirements for integration with automation, and the extent of workforce skills and training required. Capital allocation Capital allocation towards operational GHG emission reduction projects is considered as part of the maintenance capital category within our Capital Allocation Framework (CAF) (described in OFR 3), along with other forms of risk reduction, asset integrity, compliance and major, minor and sustaining projects intended to preserve the ability to generate value at our operated assets. This enables consideration of a risk assessment across qualitative and quantitative criteria relevant to each capital allocation decision. However, an important principle within the CAF prioritises operational GHG emission reduction projects prior to organic development and the other options for excess cash flow (shown in OFR 3) where they are critical in supporting the achievement of our operational GHG emissions medium-term target and long-term net zero goal. Individual operational GHG emission reduction projects must justify the investment based on abatement efficiency, technology readiness, maturity, operational impact and relative economics. Operational GHG emission reduction projects are incorporated into our corporate planning processes that include review of our mine plans, which are critical to creating alignment across BHP. These processes guide the development of plans, targets and budgets to help us decide where to deploy our capital and resources. We have several Investment Review Committees that assist our decision-makers with review of proposed investments. The appropriate Investment Review Committee, based on investment size and any complexity elements, provides endorsement for whether to progress operational GHG emission reduction projects based on qualitative and quantitative measures. Our Quarterly Business Review forums in each region also review and update strategic direction and tactical progress on operational GHG emission reduction. Execution is monitored through periodic reporting to senior leaders and project sponsors on key performance indicators. For FY2025, our incremental capital expenditure, operating expenditure and lease payments on initiatives associated with operational GHG emission reductions was approximately US$50 million.1 As indicated in our April 2025 Quarterly Operational Review and noted above, the pace of development of some decarbonisation technology has slowed, particularly in the displacement of diesel used for materials movement. As a result, we have updated our approach to capital and operational expenditure on decarbonisation based on the viability of commercially available technology. The introduction of diesel displacement technology into our operations accounted for most of our previously allocated operational decarbonisation expenditure in the decade to FY2030 and this expenditure will now be delayed into the 2030s. The revised estimate of spend to execute BHP’s operational decarbonisation plans over the decade to FY2030 is US$0.5 billion (reflecting capital expenditure and lease payments). As technology readiness progresses, BHP anticipates our continued decarbonisation efforts will result in spend of at least US$4 billion in the 2030s. We will continue to prioritise the decarbonisation of our business activities and explore alternative decarbonisation projects subject to their satisfying our capital allocation hurdles. We will continue to work closely with our Original Equipment Manufacturer partners to advance diesel displacement technologies, including by investing in site-based trials, so that additional decarbonisation expenditure can again be allocated to the introduction of this critical technology as soon as practicable. We remain on track to meet our medium-term target to reduce operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by at least 30 per cent by FY2030 from an FY2020 baseline (baseline year and performance data adjusted. For more information on the adjustments we make refer to Climate-related metrics, targets and goals in this OFR 9.8). For more information on expenditure to support operational GHG emission reductions refer to Financial Statements note 16 ‘Climate change’ Value chain GHG emissions (Scope 3 emissions) Value chain Approach For FY2025, our reported Scope 3 emissions inventory (unadjusted inventory) increased by 0.1 per cent from FY2024.2 This was largely driven by reported GHG emission increases in Category 10 ‘Processing of sold products’ (specifically iron ore processing to crude steel). Our reported Scope 3 emissions inventory remains dominated by the processing of our iron ore and steelmaking coal products (84 per cent). The combustion of energy coal (10 per cent), the GHG emissions associated with our direct suppliers (3 per cent) and the shipping of our products (2 per cent) also contribute. For more information on the calculation of our reported Scope 3 emissions inventory refer to Climate-related metrics, targets and goals in this OFR 9.8. The planned closure of our Mt Arthur Coal mine by FY2030 is likely to result in Scope 3 Category 11 emissions (which includes GHG emissions from the end use of products sold by the reporting company, such as the combustion of energy coal) becoming an insignificant source in our reported Scope 3 emissions inventory. We do not anticipate significant reductions in our reported Scope 3 emissions inventory in the near term. This is partly due to the way we estimate some Scope 3 emissions categories, particularly Category 10 processing of sold products, which is generally not supplier- or customer-specific and therefore would not reflect the GHG emission reductions they achieve. We are looking for ways to improve the data we use and have included this as part of our strategy. As we progress opportunities to reduce Scope 3 emissions associated with processing of sold products, a more granular and customer-specific reporting methodology is expected to enable us to reflect GHG emission reductions resulting from changes we may make to the quality of our products or from lower GHG emission processing routes, including as enabled by our investments in the development of lower GHG emission steelmaking pathways. We have seen improvements associated with data availability associated with shipping through our use of the Veracity data platform. In FY2025, we enhanced our Scope 3 emissions accounting and reporting by improving the collection of fuel consumption data for BHP-chartered shipping of our products, including GHG emissions from transhipment of our products on containerised freight and the deployment of emissions tracking and reporting mechanisms with vessel owners. Customer-specific and supplier-specific granular data is a key enabler for greater transparency of actual Scope 3 emissions as well as value chain decarbonisation projects. Our strategy to support reduction of GHG emissions in our value chain has four primary focus areas: – support the development and adoption of GHG emissions intensity reduction technologies in steelmaking – enhance the quality of the iron ore and steelmaking coal we produce (as the GHG emissions intensity of conventional blast furnace steelmaking can be reduced by improving the quality of the iron ore and steelmaking coal used) – encourage direct suppliers to pursue net zero for their operational GHG emissions (direct suppliers’ Scopes 1 and 2 emissions) – support the development and adoption of GHG emission reduction technologies in shipping These focus areas have been set with consideration of the scale of GHG emissions in our value chain, the level of impact we can achieve with stakeholders and industry, and the alignment to our portfolio strategy. We usually consider and prioritise our contribution to value chain GHG emission reduction projects using similar criteria to compliance and risk reduction projects. For steelmaking-related projects (including our steelmaking customer partnerships), our Investment Review Committees operate in the same manner as described for operational GHG emission reduction projects in this OFR 9.8. For FY2025, our capital and operating expenditure on initiatives associated with potential value chain GHG emission reductions was approximately US$60 million. 1. The calculation of this amount is considered on an incremental basis, referring to the incremental cost to facilitate BHP’s reduction in operational GHG emissions. For example, in a circumstance where a diesel-powered excavator is due for replacement, the incremental decarbonisation cost would be the difference between the cost of replacing it with a like-for-like diesel model versus the cost of replacing it with an electric alternative. This differential represents the additional investment made for the purpose of reducing operational GHG emissions. 2. There may be differences between our annual reported Scope 3 emissions inventory (unadjusted inventory) and the GHG emissions we measure for the baseline year, reference year and performance for our value chain GHG emissions medium-term goals and long-term net zero targets and goal. This results from different GHG emissions boundaries and/or different approaches to the treatment of acquisitions, divestments and methodology changes based on the purpose for which the data is being reported. For more information refer to Climate-related metrics, targets and goals in this OFR 9.8.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information For more information on actual and planned expenditure to support value chain GHG emission reductions refer to Financial Statements note 16 ‘Climate change’ Our equity shares of operational GHG emissions (Scopes 1 and 2 emissions) from our non-operated joint venture interests are reported in our Scope 3 emissions inventory under Category 15 ‘Investments’ and are an immaterial source of Scope 3 emissions when compared to our total FY2025 reported Scope 3 emissions inventory. We see our role in non-operated assets as primarily to seek to influence them through their governance structures to reduce their operational GHG emissions, as well as sharing decarbonisation knowledge and experience where appropriate. Steelmaking Performance and highlights – In FY2025, under the Modified blast furnace pathway, we have progressed pilots in China and Europe jointly with our partners, with carbon capture trials commenced at customer sites. We plan to share key trial results in FY2026. We also initiated new partnerships in India, including studies to progress a next generation carbon capture demonstration with steelmaker JSW, and progressed low-carbon fuel installations (hydrogen injection to blast furnace) with Zenith Steel in China with the plan for testing campaigns to operate in FY2026. – Additionally, in August 2025 we announced our participation in an industry consortium comprising leading steelmakers ArcelorMittal, Nippon Steel India, JSW Steel, Hyundai Steel Company and other value chain participants, Chevron and Mitsui & Co. Ltd, to undertake a pre-feasibility study to assess the development of carbon capture, utilisation and storage (CCUS) hubs across Asia. The CCUS hub study is the first independent industry-led study of its kind in Asia and will examine the technical and commercial pathways to utilising CCUS in hard-to-abate industries across Asia. – In FY2025, under the DRI-electric smelting furnace pathway, we successfully trialled BHP iron ores in pellet and direct reduced iron (DRI) production at two commercial plants in China. In one of these, we achieved a lower emissions intensity in the trial (50 per cent lower iron unit intensity replacing blast furnace iron in existing basic oxygen furnace steelmaking) than conventional blast furnace-basic oxygen furnace operation. Importantly, the trial demonstrated the use of BHP Pilbara ores in pellet-shaft DRI production, which when combined with an electric smelting furnace (ESF) has the potential to achieve 85 per cent emission reductions compared with the conventional blast furnace. In FY2026 and FY2027, we plan to continue to support work to optimise the performance of pellet and DRI trials at higher BHP Pilbara ore ratios. We also confirmed Kwinana in Western Australia as the location for the NeoSmelt ESF pilot with our partners BlueScope, Mitsui Iron Ore Development, Rio Tinto and Woodside Energy, and advanced the project from pre-feasibility into a final design phase. Subject to approvals, the NeoSmelt ESF project remains on track to be commissioned in the second half of CY2028 and begin demonstrating the system as a technically viable pathway. – Within the Electrochemical reduction pathway, our BHP Ventures portfolio company, Boston Metal, successfully commissioned a large-scale pilot using BHP iron ore fines and lump, producing iron metal using electrolysis at tonnage scale and we made an additional investment into Boston Metal in June 2025. We also joined Electra’s series B funding round as it continues to develop its low temperature electrolysis process. With successful pilots, these solutions could help support our medium-term goal for steelmaking and our long-term net zero goal. – We continued to engage with our direct iron ore and steelmaking coal customers on GHG emission reduction pathways and carbon accounting methodologies. Longer-term industry pathways and strategy Our ambition is to help develop multiple technology pathways, as described above, that can provide commercially feasible options for steelmakers in different regions. We prioritise projects based on scale of impact, our ability to influence the outcomes and alignment with our assets and products. Our steelmaking decarbonisation program has four key components: collaborative partnerships with our customers, peers and partners; directly funded research and development initiatives; early-stage investments in breakthrough technology through BHP Ventures; and advocacy for standardisation and traceability throughout the value chain. We aim to leverage our own funding through this program by attracting and enabling investment (financial and in-kind) from our strategic partners. We have collaborations and exchanges with 11 steel producers representing 22 per cent of reported global steel production according to recent World Steel Association data1 and US$171 million in committed funding to date2 (including BHP Ventures investments and based on figures as at 30 June 2025). For more information on our strategy, actions to support our value chain and our plan to achieve our steelmaking medium-term goal refer to pages 24 and 25 of our CTAP 2024 available at bhp.com/CTAP2024 Direct suppliers Performance and highlights – We continued to engage with and encourage our top 500 direct suppliers by spend to set their own operational GHG emissions targets or goals (for their Scopes 1 and 2 emissions) to align with our Scope 3 long-term target to achieve net zero by CY2050 for the operational GHG emissions of our direct suppliers. – We commenced a pilot with four strategic suppliers that represent 5 per cent of our reported Scope 3, Category 1 emissions inventory to assess the viability and scalability of sharing their product-level emissions data. This pilot seeks to improve our reported Scope 3, Category 1 emissions inventory accuracy and ability to reflect GHG emissions reduction initiatives being implemented by our direct suppliers. – We are currently working to update the methodology we use to calculate our reported Scope 3, Category 1 emissions inventory to more accurately reflect the GHG emissions associated with the products and services we Value Steelmaking chain GHG emissions (Scope 3 emissions) – Value Direct chain suppliers GHG emissions (Scope 3 emissions) – Medium-term Support industry to develop steel production technology Long-term Achieve net zero by CY2050 for the operational goal: capable of 30 per cent lower GHG emissions intensity net zero target: GHG emissions (Scopes 1 and 2 emissions) of relative to conventional blast furnace steelmaking, with our direct suppliers. widespread adoption expected post-CY2030. Performance Performance, adjusted US$ million financial value committed (cumulative) (excluding in-kind contributions) MtCO2-e 200 171 20.0 140 14.5 150 15.0 114 11.6 100 75 10.0 50 5.0 0 0 FY2022 FY2023 FY2024 FY2025 FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 For information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for this medium-term goal and long-term net zero target, including the potential use of offsetting, refer to Climate-related metrics, targets and goals in this OFR 9.8 1 Steel producer data is available at worldsteel.org/data/top-steel-producers 2 Excluding in-kind contributions.

BHP Annual Report 2025 9 Sustainability continued procure by improving the emissions factors used to calculate emissions and ultimately shifting to supplier-specific data for key products and services. This may have a significant impact on our reported Scope 3, Category 1 emissions inventory in future. Industry pathways and strategy Our strategy targets the top 500 direct suppliers by spend, which contributed to 78 per cent of our FY2025 total spend on suppliers. It encompasses three areas of focus – selective purchasing, supportive engagements and measurement and monitoring. Our selective purchasing approach sets a commercial requirement that, over time, a supplier must actively reduce its operational GHG emissions and/or maintain a competitive level of GHG emissions intensity for its product or service. Our supportive engagements intend to identify, assess and pursue opportunities to partner with our direct suppliers to support their GHG emission reduction initiatives. Measurement and monitoring are also essential to assessing performance and advances being pursued, such as through climate-specific data clauses in some supplier contracts or participation in emission data exchanges, to help improve our ability to report progress against our long-term net zero target for direct suppliers. For more information on our strategy, actions to support our value chain and our plan to achieve our direct suppliers’ long-term net zero target refer to page 28 of our CTAP 2024 available at bhp.com/CTAP2024 Shipping Performance and highlights – We are on track to meet our medium-term goal to support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products by CY2030 from a CY2008 baseline year. For FY2025, the GHG emissions intensity of BHP-chartered shipping was 43.7 per cent below CY2008 (baseline year and performance adjusted. For more information on the adjustments we make refer to Climate-related metrics, targets and goals in this OFR 9.8. Percentage has been rounded to the whole number in the social value scorecard in OFR 9.4). – For FY2025, our total reported Scope 3, Category 4 emissions inventory for BHP-chartered shipping of BHP products reduced by 7 per cent compared to FY2020 despite an increase in voyages executed compared with FY2020 by 8.6 per cent. – We increased the collection of fuel consumption data for BHP-chartered shipping of our products, including GHG emissions from transhipment of our products on containerised freight and the deployment of emissions tracking and reporting mechanisms with vessel owners. This resulted in 65 per cent of our fuel consumption data and associated reported GHG emissions for BHP-chartered shipping of our products being actual (rather than estimated). – The retrofitting of a wind-assisted propulsion system (a Flettner Rotor) on the shipping vessel M/V Koryu with our customer and partner Pan Pacific Copper and Norsepower, delivering our copper concentrates from Chile to Japan, completed three voyages in FY2025 and the validation of the emission reductions from this installation is in progress. – We continued to promote the adoption of lower GHG emissions fuels, such as biodiesel and LNG, across our trade routes. In FY2025, we doubled the volume of biodiesel used in our value chains compared to FY2024. We continued to scale our adoption of biodiesel blends (i.e. B24, B30) and pure biodiesel (i.e. B100), adding bunkering at strategic locations, such as Singapore, Hong Kong and Panama. The biodiesel that BHP has used has been produced from feedstocks that recycle waste products, such as used cooking oil and food waste. All biodiesel used is accompanied by ‘Proof of Sustainability’ under a certification scheme. – We have awarded time charter contracts to China’s COSCO Shipping for two ammonia dual-fuelled vessels for a duration of five years. We expect the delivery of these vessels from CY2028. This will help us meet our First Movers Coalition commitment that, by CY2030, 10 per cent of our total products shipped to our customers on our time charter vessels will be shipped using zero GHG emissions fuels.1 We continue to work with regulatory bodies, shipyards and other key stakeholders to address the challenges for use of ammonia onboard vessels as well as with participants across technical, commercial and supply assurance aspects for the supply of electrolytic ammonia, commonly referred to as ‘green ammonia’. Industry pathways and strategy The International Maritime Organisation (IMO) has set levels of ambition for the international shipping sector that aim to progressively reduce GHG emissions and reach net zero GHG emissions by or around CY2050. In April 2025, the Marine Environment Protection Committee established the IMO Net-Zero Framework requiring ships to comply with two measures that are set to be formally adopted in October 2025 and come into force in CY2027: – Global fuel standard: Ships must reduce, over time, their annual GHG fuel intensity (GFI) – that is, how much GHG is emitted for each unit of energy used. This is calculated on a well-to-wake basis. – Global economic measure: Ships emitting above their GFI thresholds will have to acquire remedial units to balance their deficit emissions, while those using zero or near-zero GHG emission technologies will be eligible for financial rewards. As one of the world’s largest dry bulk charterers, our strategy to support the IMO’s ambitions encompasses efficiency improvements, the adoption of lower and low to zero GHG emission alternative fuels, and enhanced carbon accounting practices. Our actions align with the requirements of the IMO’s mid- and long-term GHG reduction measure. Climate-related risk management How we identify and manage climate-related risk At BHP, we take an enterprise approach to risk management and operate under one Risk Framework for all risks, including transition and physical climate-related risks (threats and opportunities). We have mandatory minimum performance requirements to manage climate-related risks and apply them across our operated assets and functions, and to decision-making processes for sales, marketing and procurement. Value Shipping chain GHG emissions (Scope 3 emissions) – Shipping Value chain GHG emissions (Scope 3 emissions) – Medium-term Support 40 per cent GHG emissions intensity reduction Long-term Achieve net zero by CY2050 for the GHG emissions goal: of BHP-chartered shipping of BHP products by CY2030, net zero from all shipping of BHP products. from a CY2008 baseline. target: Performance, adjusted Performance, adjusted gCO2-e per deadweight tonne per nautical mile MtCO2-e 10.0 10.0 7.5 5.8 7.5 6.6 5.8 5.0 5.0 3.3 2.5 2.5 0 0 CY2008 FY2023 FY2025 FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 For information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for this medium-term goal and long-term net zero target refer to Climate-related metrics, targets and goals in this OFR 9.8 1. Subject to the availability of technology, supply, safety standards and the establishment of reasonable thresholds for price premiums.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information To support the identification and management of climate-related risks at BHP, we monitor themes and signposts and interpret external developments associated with transition risk and physical climate-related risk, which may include existing and emerging scientific, technological, policy, legal and regulatory, reputational, market and other societal developments. Our Climate Change Global Standard sets mandatory minimum requirements for assessing physical climate-related risks (for our progress to date refer to Physical climate-related risks and adaptation in this OFR 9.8), as well as for asset-level climate change plans and the value chain climate adaptation plan owned by our Commercial function. Asset-level climate change plans are required to be approved annually to ensure continued relevance. In setting and monitoring delivery of our strategy, we consider climate-related risks (threats and opportunities), both physical and transition, across the following time horizons: – short-term (up to two years), aligning with our two-year budget process – medium-term (two to five years), defining supportive actions and initiatives that sit outside of our two-year budget process in order to support our long-term strategy – long-term (five to at least 30 years), given our supply, demand and pricing forecasts and our scenarios for portfolio analysis extend to 2050 and in some cases beyond, as do the climate projections data we use to underpin our physical climate-related risk assessments (which incorporate a 2070s time horizon) We assess materiality of climate-related risks consistent with the process for all risks identified through our Risk Framework, considering the likelihood (by reference to timeframes) and severity of potential impacts (including to health and safety, the environment, communities, human rights and social value). This helps us to understand the significance of climate-related risks in the context of BHP’s overall risk profile and prioritise controls and decision-making for investment in risk mitigations. Climate change and climate-related risks have the potential to influence or exacerbate risks across our operations and functions, including those associated with asset integrity, pricing of inputs, access to markets, changes to regulation, access to funding and our reputation. They are required to be considered and, where applicable, integrated in accordance with our Risk Framework into our risk profiles to be managed across each of these time horizons (see the table below). Under our Risk Framework, we implement controls designed to prevent, minimise or mitigate threats and enable or enhance opportunities. Opportunities include positioning our portfolio to capture growth in future-facing commodities, implementing measures to increase the resilience and reliability of critical infrastructure and creating mutual value through embedding our approach to equitable change and transition. Controls, which are reviewed at least annually, can be preventative or mitigating. A consistent approach allows climate-related risks to be considered across our business, integrated through our risk profile, to focus actions on risks that are material. We conduct annual reviews of our climate-related risk profile to identify, assess and manage new or evolving climate-related risks. Individual material climate-related risks are reviewed at least annually and when events or changes occur that may increase or decrease the risk exposure. For more information on our Risk Framework, how we manage risk (including climate-related risk) and our risk factors refer to OFR 7 and OFR 11 For disclosures on the management of transition risks (threats and opportunities) refer to Transition to a net zero economy in this OFR 9.8 For disclosures about the studies we are undertaking to assess our exposure to physical climate-related risks and identify adaptation opportunities refer to Physical climate-related risks and adaptation in this OFR 9.8 Potential influence of climate-related issues on BHP risk factors over time1 Relevant BHP risk factors Long term (for more information Short term Medium term (5 to at least refer to OFR 11) Climate-related risk (threats) (0 to 2 years) (2 to 5 years) 30 years)2 Transition risk Operational events – Low technological readiness or delay to technological solutions to reduce GHG emissions (e.g. leading to extended lives and increased Low Low Medium maintenance requirements of existing infrastructure) Significant social or – Engaging in or association with activities with actual or perceived environmental impacts adverse climate-related impacts – Failure to meet evolving stakeholder expectations (e.g. impacting Low Low to medium High perceptions of social value contribution) – Political, regulatory or judicial developments Low-carbon transition – Low to zero GHG emission technologies or changes in customer preferences altering demand for our products – Perceptions of climate-related financial risk reducing access to capital and/or insurance for BHP or our customers or suppliers Low Low High – Reputational damage and litigation – Adverse market, legal or regulatory responses Adopting technologies and – Low technology readiness or delay to technological solutions Low Low to medium High maintaining digital security to reduce GHG emissions Optimising growth and – Failure to achieve expected commercial objectives due to Low Low High portfolio returns climate-related impacts Accessing key markets – Legal or regulatory changes, with respect to carbon-intensive industries and exports Low Low High – Low to zero GHG emission technologies or changes in customer preferences altering demand for our products Inadequate business – Geopolitical, global economic, regional or local developments resilience or adverse events Low Low High – Perceptions of climate-related financial risk reducing access to capital and/or insurance for BHP or our customers or suppliers Physical risk Operational events – Extreme weather and other climate-related events that may impact Low Low to medium High production and/or safety Significant social or – Failure to adequately identify or appropriately manage physical Low Low to medium Medium environmental impacts climate-related risks Inadequate business – Acute and chronic physical climate-related impacts, event-driven and Low Low Medium resilience longer-term changes in climate patterns 1. The estimated potential (i) change to the likelihood of relevant climate-related issues and their associated risk factors influencing BHP’s existing risk exposure; and/or (ii) degree to which they may exacerbate the potential severity of existing risks within our risk profile, based on currently available information and noting that some assessments are preliminary and/or incomplete (particularly in relation to physical climate-related risk) and may change significantly. 2. The long-term time horizon covers an extended period, with climate-related risks having potential for both a greater level of influence and uncertainty in the latter years.

BHP Annual Report 2025 9 Sustainability continued Transition to a net zero economy Our portfolio’s resilience To address transition climate-related risks, we are pursuing opportunities to increase our exposure to products that enable and support decarbonisation, electrification, urbanisation and a growing population. Simultaneously, we aim to minimise the risk of capital being stranded in a rapidly decarbonising world. Climate change, climate scenarios and the progress towards the global net zero transition are among the key drivers of decision-making that support our risk appetite and commodity outlook to inform strategy and corporate planning. Insights from commodity and portfolio reviews are presented to our ELT and Board. They inform major portfolio decisions and cascade through our planning processes, including how we allocate capital and how we unlock new business opportunities. Our strategy formation, capital allocation and planning processes enable deliberate and timely responses to the climate-related risks (threats and opportunities) to our portfolio. We seek to maintain a strong balance sheet and monitor our net debt and gearing ratio (the ratio of net debt to net debt plus net assets). This gives us the flexibility to respond to changing external factors, including climate-related risks, as they arise. This, coupled with our Capital Allocation Framework, enables us to execute our portfolio positioning decisions for the benefit of our stakeholders including shareholders. For more information on our operational activities and our approach to our value chain refer to Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) and Value chain GHG emissions (Scope 3 emissions) in this OFR 9.8 For more information on potential financial statement impacts due to climate-related risks refer to Financial Statements note 16 ‘Climate change’ Our planning range We use our planning range (our long-term forecast of demand, supply and price across our commodities) for operational planning, strategy formation and investment decisions. It is comprised of three unique, independent planning cases: a ‘most likely’ base case, and an upside case and downside case that provide the range’s boundaries. These three cases reflect proprietary forecasts for the global economy and associated sub-sectors (i.e. energy, transport, agriculture, steel) and the resulting market outlook for our core commodities. While not expressly designed as climate scenarios, our planning range assumes most developed economies reach net zero around CY2050 (and other developing economies reaching net zero in CY2060 and CY2070), with different global gross domestic product assumptions and pace and drivers of decarbonisation policy and technology across the three planning cases. The modelled outputs of our planning range result in global CO2 emission pathways implying a projected global temperature increase of around 2°C by CY2100. We regularly make updates to our planning range, with an update of key assumptions and our analysis of potential implications expected during FY2026. To continue responding to changes in the external environment and help shape a more resilient strategy, we carefully monitor key signposts for economic, societal, political and technological changes that could materially move our planning range. We also regularly reassess our views on commodity and asset attractiveness. Our 1.5°C scenario Scenarios highlight different hypothetical pathways for the future and are not necessarily what we or others expect to happen. We use scenarios to explore different themes or end states to stress test business decisions and portfolio resilience.1 In FY2024, as one aspect of our analysis, we developed a new 1.5°C scenario, benchmarked against external scenarios, to test the modelled impacts of potential pathways towards deep decarbonisation and the climate-related transition risks it would give rise to. We believe it is unlikely this pathway will eventuate, because of current trends and global efforts to date to address climate change. Our 1.5°C scenario uses aggressive assumptions around political, technological and behavioural change, particularly for hard-to-abate sectors, such as steel. For example, our 1.5°C scenario assumes that global energy-related CO2 emissions will peak by the mid-2020s and there will be a rapid rollout of steel decarbonisation technologies synchronised to technical and commercial readiness, with carbon capture utilisation and storage beginning in the mid-2020s, hydrogen-based direct reduced iron from the mid-2030s and electrolysis technologies from the 2040s. It also assumes that there will be strong policy pushes to enable rapid decarbonisation. For more information on the key assumptions and metrics for our 1.5°C scenario refer to pages 61 and 62 of our CTAP 2024 available at bhp.com/CTAP2024 We update our 1.5°C scenario analysis and associated portfolio resilience testing periodically, with our most recent assessment performed in CY2024 and presented in our CTAP 2024. As modelled in CY2024, our assessment indicated that the portfolio would be resilient under our 1.5°C scenario, while its impact would be different on each of our commodities: the value of our copper, potash and nickel assets increases relative to the base case of our planning range and offsets the effect to our portfolio from some downside risk to steelmaking coal (with some loss of value in steelmaking coal relative to the base case of our planning range and a marginal decrease in the value of our iron ore assets). At the time of the assessment, the net present value of our portfolio modelled under our 1.5°C scenario was approximately the same as under the base case of our planning range, indicating that we would be resilient in an accelerated transition to this 1.5°C outcome. It is important to note this does not account for changes that could be made or actions that could be taken if our 1.5°C scenario was to eventuate, such as harnessing new opportunities or mitigating potential financial impacts. In FY2025, while we continued to consider our 1.5°C scenario in our strategy formation, we did not consider it as a sensitivity in capital allocation processes. To provide further analysis of potential financial risks under a 1.5°C scenario, we have also reviewed an external scenario published by Wood Mackenzie aligned to a global average temperature increase limited to approximately 1.5°C and performed a price-only sensitivity using the latest operating plans for our steelmaking coal assets. For more information on the potential financial risks under a 1.5°C scenario refer to Financial Statements note 16 ‘Climate change’ Since our resilience assessment in CY2024, we have continued to position our portfolio of commodities and assets to create value for today and the future. In FY2025, BHP and Canada’s Lundin Mining formed the Vicuña joint venture to hold the Josemaria and Filo del Sol copper deposits located on the Argentina-Chile border. The Vicuña joint venture will create a long-term partnership between BHP and Lundin Mining to jointly develop an emerging copper district with world-class potential. This transaction aligns with BHP’s strategy to acquire early-stage copper projects as one of the levers to develop a portfolio of commodities that support the megatrends shaping our world, which we would expect to reinforce the resilience of our portfolio as a whole. For more information on our portfolio’s resilience in our 1.5°C scenario refer to Portfolio on pages 31 to 38 of our CTAP 2024, available at bhp.com/CTAP2024 For physical climate-related risks, we are undertaking studies to progressively identify, assess and quantify the potential future impacts to site operations and safety, productivity and estimated cost for our operated assets. These studies use a set of scenarios with average global temperature estimates that differ from that implied by our planning range or our 1.5°C scenario used to test resilience against transition climate-related risks, due to higher temperature outcomes usually being associated with greater physical climate-related risks. The scenarios we are considering in our studies of physical climate-related risks are intended to help inform a risk-based approach rather than reflect any view on future climate outcomes. For more information on our approach to physical climate-related risks refer to Physical climate-related risk and adaptation in this OFR 9.8 1. There are limitations to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not a forecast and is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information Carbon pricing We embed carbon prices within our planning range that inform asset planning, asset valuations and operational decision-making, including the prioritisation of operational GHG emission reduction projects. For our qualitative and quantitative disclosures on planning range carbon pricing refer to Financial Statements note 16 ‘Climate change’ Equitable change and transition Implementation Our approach to equitable transition is grounded in our existing strategies, principles, policies, standards and frameworks in relation to our people, the environment, communities and other stakeholders and partners. Our Human Rights Policy Statement, Indigenous Peoples Policy Statement and Inclusion and Diversity Position Statement help underpin our approach and our Closure and Legacy Management Global Standard, Community and Indigenous Peoples Global Standard, Climate Change Global Standard and Environment Global Standard set out requirements aligned to our equitable change and transition principles. New South Wales Energy Coal On 16 April 2025, New South Wales Energy Coal received approval from the New South Wales Government of Modification 2 to continue mining at the Mt Arthur Coal mine to planned closure in June 2030. The approval provides time to continue working collaboratively with the community, suppliers and local businesses on plans to cease mining and deal with land and tenure BHP will no longer use, subject to future approvals, in order to transition the site and surrounds to their next productive use beyond 2030, while balancing business, community and regulatory needs and expectations. Following the approval, BHP announced a A$30 million community fund to support the Upper Hunter as it prepares for the responsible closure of the Mt Arthur Coal mine in 2030. In April 2025, we announced that we have partnered with renewable energy and infrastructure company ACCIONA Energía to explore the potential development of a pumped hydro energy storage project at Mt Arthur Coal. BHP’s conceptual studies show that a pumped hydro energy storage project at Mt Arthur Coal has the potential to support around 1,000 jobs within the Upper Hunter region in the construction phase, contribute to ongoing economic activity in Muswellbrook and provide power for up to 500,000 homes across New South Wales every day. Physical climate-related risks and adaptation A changing climate can exacerbate and trigger physical climate-related risks, which include: – Acute physical climate-related risks: extreme climatic events, such as floods, cyclones and heatwaves, that may become more severe and/ or more frequent because of a changing climate. – Chronic physical climate-related risks: the incremental worsening of conditions such as the gradual increase in the number of extreme heat days over the years, or rising sea levels. The mining sector is exposed to both acute and chronic physical climate-related risks because of its remote outdoor operations with labour and physical capital exposed to the elements, and because of its dependency on global value chains. The long lives of mining assets mean they could encounter deteriorating conditions in later decades. Geographically dispersed sites and value chains increase the diversity of physical climate-related impacts we may face. We are undertaking studies to assess our operations’ exposure to physical climate-related risks that draw on science-based climate data (described under Climate modelling). We also continue to progress our work to build further climate resilience, where appropriate, in asset planning, projects, operations and closure. Our approach to evaluating our operational physical climate-related risks is illustrated in the Our approach to physical climate-related risk diagram on the following page. Climate modelling Our climate hazard dataset (CHD) covering our operated assets and some key value chain locations enables us to deepen our understanding of our physical climate-related risk exposure, alongside local observational data and other sources of climate projections. In FY2025, we developed an online platform to make the CHD more readily accessible internally. The dataset covers more than 20 climate-related hazards and includes a baseline and projections for four future time horizons across this century, for the following scenarios, based on Shared Socioeconomic Pathways (SSPs) used by the Intergovernmental Panel on Climate Change:1 – Low-case: estimated average global temperature increase of 1.8°C by CY2100 (SSP1-2.6) – Mid-case: estimated average global temperature increase of 2.7°C by CY2100 (SSP2-4.5) – High-case: estimated average global temperature increase of 4.4°C by CY2100 (SSP5-8.5) Risk studies In FY2025, our operated assets (excluding NSWEC, legacy assets and Western Australia Nickel) used our CHD to undertake or continue physical climate-related risk analysis. This included risk and impact transmission channel analysis and assessment of potential safety, production and cost impacts, informed by technical studies such as flood modelling, water balance modelling and various quantitative assessments. The first stage of our physical climate-related risk analysis has focused on our operated assets that are currently producing (during FY2025). Western Australia Nickel was excluded from further analysis in FY2025 due to its temporary suspension. For NSWEC and legacy assets, we have been focusing on post-mining and closure phases, updating risk profiles and adaptation plans based on our latest knowledge of climate-related risks and potential impacts. We intend to continue this work in FY2026. The table titled Potential physical climate-related risks at our operated assets and in their value chains on the following page shows the physical climate-related risks we have identified in studies to date as having potential to impact on our operated assets and value chains. Risk controls We have a range of existing controls in place for extreme weather-related risks. These include weather-related hazard detection, monitoring and associated weather preparation, emergency management plans and personnel trained in emergency response. We are committed to conforming with the Global Industry Standard on Tailings Management, including its climate-related requirements. We also employ measures to guard against potential equipment failure or inefficiencies during extreme weather. We undertake contingency planning for disruptions to our operated asset and value chain, including for scenarios caused by climate-related impacts. As our understanding of physical climate-related risks at our operated assets evolves, we make updates to our risk profile and asset-level adaptation plans where relevant. For example, we have been progressing embedment of climate-adjusted risks into flood mitigation structure designs at Copper South Australia and BMA, and building climate projections into the weather budgets and water balance modelling for strategic water planning at BMA. We expect to continue to identify adaptation opportunities to further protect value and enable growth as we progress our ongoing physical climate-related risk studies. 1. Table SPM.1, Summary for Policymakers. In: Climate Change 2021: The Physical Science Basis. Contribution of Working Group I to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change. IPCC, CY2021.

9 Sustainability continued Potential physical climate-related risks at our operated assets and in their value chains Climate hazard Potential operational site impacts Extreme weather events of any type Workforce health and safety incidents Disruption in the supply of critical production inputs, and access to supply chain infrastructure Extreme precipitation and/or inland flooding Inundation of mines and/or key production infrastructure Disruption and/or damage to business-critical equipment and infrastructure Exacerbation of tailings storage facility failure risk Coastal hazards (including higher sea levels, cyclones, storm surge, coastal flooding and changes in marine ecosystems) Disruption and/or damage to port and coastal infrastructure and operations Disruption to key access roads and/or railways Extreme temperatures Disruption and/or damage to business-critical equipment and infrastructure Disruption to workplace and maintenance schedules Chronic changes (including in rainfall, temperature, evaporation and/or sea surface temperature patterns) Water shortages for operational activities Reduced productivity of desalination plants Our approach to physical climate-related risk Climate data projections Use of climate data and projections for different scenarios and time horizons Operational site impacts Risk identification and evaluation, including engineering assessments, to understand the potential direct impact of climate-related risks on our sites Safety, productivity and cost impacts Applying internal models to assess potential impacts to safety, cost and productivity Financial impacts and value-at-risk Incorporating assessment results into internal planning models to understand potential financial impacts and value-at-risk Incorporating into business planning, risk management and capital allocation Embedding consideration of physical climate-related risk (including value-at-risk) into business planning, risk management and capital allocation, as required For more information on how physical climate-related risk has been considered in asset carrying values refer to Financial Statements note 16 ‘Climate change’ Climate-related metrics, targets and goals Primary metrics we consider when assessing and managing climate-related risks (threats and opportunities) Metric Refer to Commodity production, revenue and expenditure – Commodity production, revenue and expenditure tables in BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025 Capital allocation and alignment – Financial Statements note 16 ‘Climate change’ in this Report Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) – Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) inventory table in this OFR 9.8 Value chain GHG emissions (Scope 3 emissions) – Value chain GHG emissions (Scope 3 emissions) inventory table in this OFR 9.8 Production, reserves and resources – Production and Mineral Resources and Ore Reserves in Additional Information 4 and 6 in this Report Management’s Cash and Deferred Plan (proportion linked to climate) – Remuneration Report in this Report Carbon pricing – Financial Statements note 16 ‘Climate change’ in this Report We report on other sustainability-related metrics (e.g. water use, our operations’ biodiversity-related intersections) in our sustainability disclosures and recognise their interconnection with climate change. However, we do not currently use these as our core metrics for the assessment and management of climate-related risks. For more information on our social value and sustainability-related goals, metrics and milestones refer to OFR 9

The role of our commodities in the transition For our disclosures on the indicative approach to classification of our commodities and the associated data on the production, revenue and capital expenditure for our commodities refer to our BHP ESG Standards and Databook 2025, available at bhp.com/ESGSD2025 Our reported energy consumption and GHG emissions inventory For more information on our calculation methodologies refer to the BHP GHG Emissions Calculation Methodology 2025, available at bhp.com/sustainability Operational energy consumption inventory: Operational control basis (petajoule (PJ)), unless otherwise indicated) FY2025 FY2024 FY2023 Total operations basis Total operational energy consumption 133 143 138 Operational energy consumption from renewable sources 28 26 26 Notes – Definition: Energy consumption refers to the annual quantity of energy consumed by BHP from the combustion of fuel and operation of our facilities, together with purchased or acquired electricity, steam, heat or cooling consumed by our operated assets. – Organisational boundary: We have made our calculations based on an operational control approach in alignment with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. Rounding: Data has been rounded to the nearest 1 PJ. Operational energy consumption from renewable sources includes third-party supplied renewable electricity as evidenced by renewable energy certificates (RECs) or supplier-provided documentation. FY2023 reported value includes a small portion of biofuels. Operational GHG emissions (Scopes 1 and 2 emissions) unadjusted inventory For the measurement applicable to our operational GHG emissions medium-term target and long-term net zero goal baseline year, reference year and performance (which may be different to our unadjusted inventory based on the purpose for which the data is reported) refer to Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) medium-term target and long-term goal definitions in this OFR 9.8 Operational GHG emissions (Scopes 1 and 2 emissions): Operational control basis (MtCO2-e, unless otherwise indicated) FY2025 FY2024 FY2023 Total operations basis Scope 1 emissions 7.4 8.1 8.0 Scope 2 emissions 1.3 1.9 1.9 Total operational GHG emissions 8.7 10.0 9.9 Location-based Scope 2 emissions 3.1 3.7 3.8 Operational GHG emissions intensity (tCO2-e per tonne of copper equivalent production) 1.6 1.8 1.7 Notes – Definition: Scope 1 emissions refers to direct GHG emissions from our operated assets. Scope 2 emissions refers to indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by our operated assets. Scope 2 emissions have been calculated using the market-based method, unless otherwise specified, in alignment with the Greenhouse Gas Protocol Scope 2 Guidance. – Organisational boundary: Scopes 1 and 2 emissions have been calculated based on an operational control approach in alignment with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. – Rounding: Data has been rounded to the nearest 0.1 MtCO2-e. Scope 1 emissions have been rounded up to 7.4 MtCO2-e for the purpose of this table. Restatement: Scope 1 emissions FY2024 reported value has been restated due to cumulative impact of minor amendments to diesel use at Western Australia Nickel and Olympic Dam, and fugitive emissions at BMA and NSWEC. Previously reported value was 8.2 MtCO2-e. Restatement: Operational GHG emissions intensity (tonnes of carbon dioxide equivalent (tCO2-e) per tonne of copper equivalent production) FY2023 and FY2024 reported values have been restated due to calculations now based on FY2025 average realised product prices, with production figures consistent with operational GHG emissions reporting boundaries. Previously reported values were 1.4 tCO2-e per tonne of copper equivalent production for FY2023 and 1.5 tCO2-e per tonne of copper equivalent production for FY2024. Our reported value chain GHG emissions (Scope 3 emissions) unadjusted inventory For the boundaries and measurement applicable to our value chain GHG emissions medium-term goals and long-term net zero targets and goal baseline year, reference year and performance (which may be different to our unadjusted inventory based on the purpose for which the data is reported) refer to Value chain GHG emissions (Scope 3 emissions) medium-term goals definitions and Value chain GHG emissions (Scope 3 emissions) long-term targets and goal definitions in this OFR 9.8 Value chain GHG emissions (Scope 3 emissions) (MtCO2-e) FY2025 FY2024 FY2023 Upstream (Categories 1, 3, 4, 6, 7) 19.1 19.4 16.9 Downstream: Category 10, Processing of sold products 318.2 316.2 313.2 Downstream: Category 11, Use of sold products 37.7 38.4 37.0 Downstream: Other (Categories 9, 15) 3.2 3.7 3.7 Total Scope 3 emissions 378.2 377.7 370.8 Notes – Definition: Scope 3 emissions refers to all other indirect GHG emissions (not included in Scope 2) that occur in our value chain. Scope 3 emissions have been calculated using methodologies consistent with the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard. – Organisational boundary: Category 10, Processing of sold products, Category 11, Use of sold products and Category 15, Investments all defined on an equity share basis. All other Scope 3 emissions boundaries are defined on a category-by-category (and in some cases, sub-category) basis due to data limitations. Scope 3 emissions reporting necessarily has a degree of overlap in reporting boundaries due to our involvement at multiple points in the lifecycle of the commodities we produce and consume. – Rounding: Data has been rounded to the nearest 0.1 MtCO2-e. Downstream: Other in FY2024 has been rounded down for the purposes of this table. – Restatement: Category 15, Investments FY2024 reported value has been restated due to finalisation of electricity emissions calculations for the Kelar power plant. Previously reported value was 1.2 MtCO2-e and restated value is 1.3 MtCO2-e as reflected in the Downstream, Other (Categories 9,15) FY2024 value (not previously aggregated) and the Total Scope 3 emissions FY2024 value, which was previously reported as 377.6 MtCO2-e. Assessing and comparing reductions in Scope 3 emissions should consider the impact that acquisitions and divestments have had. Scope 3 emissions data includes GHG emissions for former OZ Minerals assets from the date of acquisition (completed on 2 May 2023). Former OZ Minerals Scope 3 emissions data has not been included in certain categories and/or sub-categories of FY2023 and FY2024 data due to data limitations. We estimate these GHG emissions to be immaterial. All Scope 3 emissions data includes divested operations only up to the completion date or effective economic date (as applicable) of the divestment. Divestments include BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024). Category 10, Processing of sold products does not include GHG emissions associated with downstream processing of our zinc, gold, silver, ethane, cobalt and uranium oxide products and, for FY2025, nickel, as production and sales volumes are relatively small and a large range of possible end uses apply. We estimate these GHG emissions to be immaterial. Category 15, Investments covers the Scopes 1 and 2 emissions (on an equity basis) from entities in which we hold an interest that are not operated by BHP.

9 Sustainability continued Definitions and key details for our GHG emissions targets and goals All the GHG emissions data we measure for the baseline year or reference year and performance for our GHG emissions targets goals are presented on an adjusted basis to provide the information most relevant to assessing progress against our GHG emissions targets and goals. The BHP GHG Emissions Calculation Methodology explains the different calculation approaches based on the purpose for which the data is being provided. For more information on the different calculation approaches based on the purpose for which the data is provided refer to the BHP GHG Emissions Calculation Methodology 2025, available at bhp.com/sustainability For the definitions of the terms used to express our GHG emissions targets and goals, including ‘target’, ‘goal’, ‘net zero’ and ‘carbon neutral’ refer to Additional information 10.4 net Operational zero goal GHG definitions, emissions assumptions, (Scopes 1 and adjustments 2 emissions and from additional our operated key details assets) medium-term target and long-term Description Medium-term target: Reduce operational GHG emissions by at least 30 per cent from FY2020 levels by FY2030 Long-term net zero goal: Achieve net zero operational GHG emissions by CY2050 Baseline year or reference year and period Medium-term target: Baseline year: FY2020 | Period: FY2020 to FY2030 Long-term net zero goal: Reference year: FY2020. FY2020 is used as a reference year to track progress towards our goal, but is not a baseline year for achieving our goal. | Period: FY2020 to CY2050 Type and reduction Medium-term target: Type: Absolute | Reduction: Gross; At least 30 per cent Long-term net zero goal: Type: Absolute | Reduction: Net; 100 per cent Boundary Inventory boundary: Scopes 1 and 2 emissions: Operational control Exclusions Non-operated assets and equity investments (included in our value chain GHG emissions (Scope 3 emissions) long-term net zero goal) GHGs included CO2, CH4, N2O, HFC, PFC, SF6 Offsetting Medium-term target: Our plan is to achieve our medium-term target through structural GHG emissions abatement instead of offsetting our operational GHG emissions. We will not use carbon credits surrendered to meet regulatory obligations (i.e. those used for compliance under regulatory schemes, such as Australia’s Safeguard Mechanism) to meet our target. In our projected pathway, we have not planned to use voluntary carbon credits to meet our medium-term target, but if there is an unanticipated shortfall in our pathway, we may use voluntary carbon credits that meet our integrity standards to close the performance gap. Long-term net zero goal: Expected, to close the performance gap beyond our structural abatement. However, for the reasons outlined in this OFR 9.8, we are currently unable to estimate the contribution of carbon credits to our long-term net zero goal. Measurement approach Scope 1 emissions are calculated using emission factors and methodologies required under mandatory local regulatory programs where BHP operates, including the National Greenhouse Energy and Reporting (NGER) scheme for Australian operations, Green Tax legislation (referencing Intergovernmental Panel on Climate Change (IPCC) emission factors) for Chilean operations and Canadian Greenhouse Gas Reporting Program (referencing IPCC emission factors) for our Jansen potash project. In the absence of mandatory local regulatory programs, the Australian NGER scheme emission factors and methodology are used. Scope 2 emissions are calculated using the market-based method using electricity emission factors sourced directly from the supplier where available, as evidenced by Renewable Energy Certificates and/or supplier-provided documentation. Where supplier-specific emission factors are not available, a default location-based emission factor for electricity, as published in local regulations or industry frameworks, is used. Key adjustments made to baseline year or reference year and subsequent data Baseline year (for our target) and reference year (for our goal) and performance data have been adjusted for divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024), our acquisition of OZ Minerals (completed on 2 May 2023) and for methodology changes (use of IPCC Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge and Saraji South) (methodology change adjustments applicable for baseline year and reference year and FY2020 to FY2024 performance data). Performance, adjusted FY2020: 13.6 MtCO2-e | FY2021: 13.8 MtCO2-e | FY2022: 10.2 MtCO2-e | FY2023: 9.1 MtCO2-e | FY2024: 9.2 MtCO2-e | FY2025: 8.7 MtCO2-e Target or goal setting method Medium-term target: Our target is measured on a cumulative GHG emission basis against an overall carbon budget. The target percentage reduction was established in FY2020 by applying the same rate of reduction to BHP’s GHG emissions as the rate at which the world’s GHG emissions would have to contract in order to meet the Paris Agreement goal to hold global average temperature increase to well below 2°C above pre-industrial levels (known as the ‘absolute contraction method’). Long-term net zero goal: Our goal was developed with the ambition to achieve net zero for our operational GHG emissions by CY2050. Our progress against this goal will be measured on an absolute basis. Target or goal derived using a sectoral decarbonisation approach Medium-term target: No, our target was derived using the absolute contraction method specified earlier. At the time of setting the target, there were no mining sector-specific pathways for jurisdictions where we operate. Long-term net zero goal: No, however our goal is consistent with the global net zero ambition. Process for reviewing the setting of the target or goal The Board approves BHP’s significant social, community and sustainability policies (upon recommendation from the Nomination and Governance Committee), including those related to climate change and climate transition planning, public sustainability goals and targets (including for GHG emission reductions). We review our GHG emissions targets and goals as part of the periodic development of an updated CTAP, or more frequently if required. Process for monitoring progress towards the target or goal Monitored on an annual basis through our business planning processes, which forecast operational GHG emissions and identify planned, proposed or potential GHG emission reduction projects out to CY2050. As part of this process, an internal GHG emissions target is set for the relevant financial year and monitored through our annual reporting processes, with progress reviewed by management and the Board as part of publication of our annual reporting disclosures. Our target is also monitored on a six-monthly basis through our social value scorecard framework, with progress reviewed by management and the Board as part of publication of our half-year results (as well as annual reporting disclosures), or more frequently if required. Third-party validation of our target or goal No, but we obtain reasonable assurance over our externally reported performance against our target and goal. Carbon budget for target or goal period Medium-term target: 126.9 MtCO2-e (FY2020 to FY20230). This reflects a linear reduction between our baseline year and the target year. In the interim years before FY2030, we periodically refer to our carbon budget to assess our cumulative GHG emissions against our carbon budget to FY2030. This enables us to determine if we are on track to achieve our medium-term target or whether we anticipate potential use of voluntary carbon credits to close any performance gap by FY2030 (which we do not currently anticipate). Long-term net zero goal: For the period FY2020 to FY2030, refer to the carbon budget for our target. We do not currently use a carbon budget for the period beyond FY2030. Expected progression Progress towards our target and goal is expected to be non-linear and affected by organic changes in our production of commodities and the availability, capability and competitiveness of low emissions technology.

Value additional chain key GHG details emissions (Scope 3 emissions) medium-term goals definitions, assumptions, adjustments and additional key details Description Steelmaking medium-term goal: Support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY2030. Shipping medium-term goal: Support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products. Baseline year or reference year, and period Steelmaking medium-term goal: Reference year: CY2020 (global average GHG emissions intensity for conventional blast furnace steelmaking as at CY2020, being 2.2 tonnes of CO2 per tonne of crude steel. Source: IEA Iron and Steel Technology Roadmap (October 2020)). CY2020 is used as a reference year to assess the potential of collaborative partnerships and venture capital investments to which we may commit funding (refer to Measurement approach in this table) but is not a baseline year for achieving our goal | Period: FY2020 to CY2030. Shipping medium-term goal: Baseline year: CY2008 (reflecting International Maritime Organisation (IMO) objectives for the shipping industry) | Period: CY2008 to CY2030. Type and reduction Steelmaking medium-term goal: Type: Not applicable | Reduction: Not applicable Shipping medium-term goal: Type: Intensity | Reduction: Gross; 40 per cent Boundary Steelmaking medium-term goal: Not applicable Shipping medium-term goal: GHG emissions from maritime transportation not owned or operated by BHP, but chartered and paid for by BHP, where the transportation was of BHP-produced products sold by BHP. In some cases, the goal’s boundary may differ from the boundaries under mandatory reporting. Inventory boundary: Scope 3 emissions, Category 4, shipping of BHP products only. Exclusions Steelmaking medium-term goal: Not applicable Shipping medium-term goal: GHG emissions from maritime transportation owned, operated and/or chartered and paid for by a third party, where the transportation was of BHP-produced products sold by BHP. GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP, where the transportation was of third-party-produced products sold by BHP (pursuant to our third-party-trading activity). GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP or a third party, where the transportation was of products purchased by BHP. GHGs included Steelmaking medium-term goal: Not applicable Shipping medium-term goal: CO2, CH4, N2O Offsetting Steelmaking medium-term goal: Not applicable Shipping medium-term goal: Not planned but will be periodically assessed Measurement approach Steelmaking medium-term goal: Committed funding (US$) for collaborative partnerships and venture capital investments with the aim to support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking. Shipping medium-term goal: Average gCO2-e per deadweight tonne per nautical mile (gCO2-e/dwt/nm), weighted based on IMO defined vessel size ranges utilised by BHP during the time period, using a well-to-wake CO2-e emission factor from EU Regulation 2023/1805. Key adjustments made to baseline year and subsequent data Steelmaking medium-term goal: Not applicable Shipping medium-term goal: Baseline year and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY2008 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. Baseline year and performance data have also been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY2023. Performance, adjusted (only for shipping) Steelmaking medium-term goal: FY2022: US$75 million | FY2023: US$114 million | FY2024: US$140 million FY2025: US$171 million Shipping medium-term goal: CY2008: 5.8 gCO2-e/dwt/nm | FY2023: 3.5 gCO2-e/dwt/nm | FY2024: 3.4 gCO2-e/dwt/nm | FY2025: 3.3 gCO2-e/dwt/nm Goal setting method Steelmaking medium-term goal: Qualitative. Tracked based on the funding (US$) we commit in collaborative partnerships and venture capital investments with the aim to support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking. Shipping medium-term goal: Set as a point in time, i.e. with the specific date of ‘by CY2030’ for our goal to support a 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products, while reflecting the challenges and uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the goal is not based on a trajectory and does not imply a specific carbon budget, and so Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the goal date. Goal derived using a sectoral decarbonisation approach Steelmaking medium-term goal: Not applicable Shipping medium-term goal: No, although our goal is generally consistent with the IMO’s CY2030 emissions intensity goal for the international shipping sector and we selected CY2008 as our goal’s baseline year to align with the base year for the IMO’s CY2030 goal and its corresponding reasoning and strategy. Process for reviewing the setting of the goal The Board approves BHP’s significant social, community and sustainability policies (upon recommendation from the Nomination and Governance Committee), including those related to climate change and climate transition planning, public sustainability goals and targets (including for GHG emission reductions). We review our GHG emissions targets and goals as part of the periodic development of an updated CTAP, or more frequently if required. Process for monitoring progress towards the goal Monitored on a six-monthly basis through our social value scorecard framework, with progress reviewed by management and the Board as part of publication of our half-year results and annual reporting disclosures, or more frequently if required. Third-party validation of our goal No, but we obtain limited assurance over our externally reported performance against our goals. Carbon budget for goal Period Steelmaking medium-term goal: Not applicable Shipping medium-term goal: Our goal is not based on a trajectory and does not imply a specific carbon budget. Expected progression Steelmaking medium-term goal: Not applicable Shipping medium-term goal: Progress towards our goal is expected to be non-linear and affected by organic changes in our production of commodities and associated increases in vessel chartering, due to the dependence on the availability of GHG emission reduction solutions more broadly across the shipping industry.

Value adjustments chain GHG and additional emissions key (Scope details 3 emissions) long-term net zero targets and goal definitions, assumptions, Description Value chain long-term net zero goal: We have a long-term goal of net zero Scope 3 GHG emissions by CY2050. Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone. Shipping long-term net zero target: Target net zero by CY2050 for the GHG emissions from all shipping of BHP products. Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low to zero GHG emission technologies, fuels, goods and services. Direct suppliers long-term net zero target: Target net zero by CY2050 for the operational GHG emissions of our direct suppliers. Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low to zero GHG emissions technologies, fuels, goods and services. Reference year, and period Reference year: FY2020. FY2020 is used as a reference year to track progress towards our targets and goal but is not a baseline year for achieving our targets or goal. Period: FY2020 to CY2050 Type and reduction Type: Absolute Reduction: Net; 100 per cent Boundary Value chain long-term net zero goal: Total reported Scope 3 emissions are estimated on an equity basis for downstream GHG emissions. For the upstream GHG emissions component, the boundary is defined on a category-by-category basis due to data limitations. Inventory boundary: Scope 3 emissions. Shipping long-term net zero target: GHG emissions from maritime transportation not owned or operated by BHP where the transportation was of BHP-produced products sold by BHP. May be BHP-chartered or third-party-chartered. In some cases, the target’s boundary may differ from the boundaries under mandatory reporting. Inventory boundary: Scope 3 emissions, Categories 4 and 9, shipping of BHP products only. Direct suppliers long-term net zero target: Scopes 1 and 2 emissions of our direct suppliers included in BHP’s reported Scope 3 emissions reporting categories of purchased goods and services (including capital goods), fuel- and energy-related activities, business travel and employee commuting. In some cases, the target’s boundary may differ from the boundaries under mandatory reporting. Inventory boundary: Scope 3 emissions, Categories 1, 3, 6 and 7 (subset) emissions are being used as a proxy for the Scopes 1 and 2 emissions of our direct suppliers. Exclusions Value chain long-term net zero goal: Refer to exclusions for our shipping and suppliers’ targets. Shipping long-term net zero target: GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP, where the transportation was of third-party-produced products sold by BHP (pursuant to our third-party-trading activity). GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP or a third party, where the transportation was of products purchased by BHP. Direct suppliers long-term net zero target: Scope 3 emissions (for our direct suppliers) associated with our purchased goods and services (including capital goods), fuel- and energy-related activities, business travel and employee commuting. GHGs included Value chain long-term net zero goal: Defined by the available data, which differs by Scope 3 emissions category. We intend to continue to improve our GHG emission calculations over time to encompass specific GHGs as data becomes available. Shipping long-term net zero target: CO2, CH4, N2O Direct suppliers long-term net zero target: Defined by the available data, which differs by Scope 3 emissions category. We intend to continue to improve our GHG emission calculations over time to encompass specific GHGs as data becomes available. Offsetting We anticipate offsetting by our customers, suppliers and other third parties will play a role in meeting our long-term net zero goal (and potentially our long-term net zero targets), particularly for residual GHG emissions in steelmaking which are not currently expected to reach zero by CY2050. Where third parties offset their GHG emissions that appear in our reported Scope 3 emissions inventory, we plan to recognise and report the net GHG emissions after offsetting. Carbon credits sourced by third parties in our value chain and associated with GHG emissions that appear in our reported Scope 3 emissions inventory would need to be high-integrity before we recognised that offsetting in our reporting. Our carbon offsetting integrity standards are available at bhp.com/sustainability/climate-change/carbon-offsetting Measurement approach Value chain long-term net zero goal: Description of the calculation methodology used for each Scope 3 emissions category can be found in the BHP GHG Emissions Calculation Methodology 2025, available at bhp.com/sustainability Shipping long-term net zero target: Vessel- and voyage-specific GHG emissions calculated using maritime transport emission factors from EU Regulation 2023/1805. Direct suppliers long-term net zero target: As a proxy for measurement of the Scopes 1 and 2 emissions of our direct suppliers, progress is currently measured using Categories 1, 3, 6 and 7 emissions data using a mix of spend-based and activity-based methodology. Key adjustments made to reference year and subsequent data Value chain long-term net zero goal: Category 1, Category 3, Category 4 (maritime component), Category 9 (maritime component), Category 10, Category 11 and Category 15 GHG emissions in reference year and performance data have been adjusted for the divestment of our interest in Cerrejón (with an effective economic date of 31 December 2020), divestment of our interest in BMC (completed on 3 May 2022), divestment of our interest in the Rhourde Ouled Djemma (ROD) Integrated Development (completed in April 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023). The remaining categories have not been adjusted due to their immateriality to our long-term net zero goal. Shipping long-term net zero target: Category 4 (maritime component) and Category 9 (maritime component) GHG emissions in reference year and performance data have been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution (BSI) EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY2023 (adjustment applicable for reference year and FY2020 to FY2024 performance data), and have been adjusted for the divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023). Direct suppliers long-term net zero target: Category 1 and Category 3 GHG emissions in reference year and performance data have been adjusted for the divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023). Categories 6 and 7 were not adjusted due to their immateriality to our long-term net zero target.

Value adjustments chain GHG and additional emissions key (Scope details 3 emissions) long-term net zero targets and goal definitions, assumptions, Performance, adjusted Value chain long-term net zero goal: FY2020: 352.0 MtCO2-e | FY2021: 356.3 MtCO2-e | FY2022: 364.1 MtCO2-e | FY2023: 371.6 MtCO2-e | FY2024: 377.0 MtCO2-e | FY2025: 378.2 MtCO2-e Shipping long-term net zero target: FY2020: 6.6 MtCO2-e | FY2021: 7.2 MtCO2-e | FY2022: 7.1 MtCO2-e | FY2023: 6.4 MtCO2-e | FY2024: 6.2 MtCO2-e | FY2025: 5.8 MtCO2-e Direct suppliers long-term net zero target: FY2020: 11.6 MtCO2-e | FY2021: 11.7 MtCO2-e | FY2022: 11.5 MtCO2-e | FY2023: 13.0 MtCO2-e | FY2024: 14.3 MtCO2-e | FY2025: 14.5 MtCO2-e Target/goal setting method Set as a point in time, i.e. with the specific date of ‘by CY2050’ to reach the target or goal of net zero, while reflecting the challenges and uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the target or goal is not based on a trajectory and does not imply a specific carbon budget, and Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the target or goal date. Target/goal derived using a sectoral decarbonisation approach No Process for reviewing the setting of the target/goal The Board approves BHP’s significant social, community and sustainability policies (upon recommendation from the Nomination and Governance Committee), including those related to climate change and climate transition planning, public sustainability goals and targets (including for GHG emission reductions). We review our GHG emissions targets and goals as part of the periodic development of an updated CTAP, or more frequently if required. Process for monitoring progress towards the target/goal Monitored on a yearly basis through our annual reporting processes, with progress reviewed by management and the Board as part of publication of our annual reporting disclosures, or more frequently if required. Third-party validation of our target/goal No, but we obtain limited assurance over our externally reported performance against our targets and goal. Carbon budget for target/ goal period Our targets and goal are not based on trajectories and do not imply specific carbon budgets. Expected progression Progress towards our targets and goal is expected to be non-linear and affected by organic changes in our production of commodities. 9.9 Nature and environmental performance We recognise the interconnectivity of nature, climate and people and the risks posed by the unprecedented global deterioration of nature, including biodiversity. BHP’s business, our suppliers and customers, Indigenous peoples and the local communities where we operate, all depend on and enjoy nature and the ecosystem services it provides. We understand that our operations and our environmental performance can impact the natural environment, including the provision of ecosystem services. We support the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD) and will continue to progressively evolve our disclosures in consideration of them. Our Environment Global Standard, applicable to BHP’s operated assets, details our mandatory minimum performance requirements to deliver on our environmental-related commitments, which include those in the Our environmental-related commitments table below, and manage our environmental risks, using management systems aligned to ISO14001. This Global Standard (alongside our Climate Change Global Standard) also helps supports the achievement of our goals, targets and commitments. Our environmental-related commitments are: We do not explore, extract resources or operate within the boundaries of World Heritage listed properties. We do not explore, extract resources or operate adjacent to World Heritage listed properties, unless the proposed activity is compatible with the outstanding universal values for which the World Heritage property is listed. We do not explore, extract resources or operate within or adjacent to the boundaries of the International Union for Conservation of Nature (IUCN) Protected Areas Categories I to IV, unless a plan is implemented that meets regulatory requirements, takes into account stakeholder and partner (including Indigenous peoples) expectations and contributes to the values for which the protected area is listed. We do not explore, extract resources or operate where there is a risk of direct impacts to ecosystems that could result in the extinction of an IUCN Red List Threatened Species in the wild. We do not dispose of mined waste rock or tailings into a river or marine environment. We do not use aqueous film forming foams (AFFF) containing per- and poly-fluoroalkyl substances (PFAS) at our operated assets. We replace with fluorine free foam products. For more information on BHP’s approach to water stewardship, biodiversity and land, including associated strategies, refer to the following sections and bhp.com/water and bhp.com/biodiversity For more information on governance of sustainability topics, including nature, refer to OFR 9.2 For more information on climate, community and Indigenous peoples, refer to OFR 9.8, 9.11 and 9.12

Nature-related goal and targets We are committed to contributing to the global goal of halting and reversing nature loss by 2030, as outlined in the Kunming-Montreal Global Biodiversity Framework. Our environmental commitments, 2030 Healthy environment goal and context-based water targets support our contribution to this global goal. Our 2030 Healthy environment goal is to create nature-positive1 outcomes by having at least 30 per cent of the land and water we steward2 under conservation, restoration or regenerative practices. In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities. Key progress in FY2025 against our Healthy environment goal includes: – We initiated our BHP Healthy environment goal roadmap by creating an implementation plan for a 158,000-hectare voluntary conservation project at Copper South Australia. The project is expected to be carried out in FY2026. – Carrapateena, Prominent Hill and legacy assets were incorporated into the BHP Healthy environment goal roadmap, which now applies to all our operated assets. – In FY2025, the area under conservation, restoration or regenerative management practices increased by over 14,500 hectares compared to FY2024, to 98,415 hectares. – We advanced our work on valuing nature by obtaining a technical peer review of our natural capital metrics framework. For more information refer to the Biodiversity section. For more information on our 2030 goals, metrics and milestones refer to OFR 9.4 and on progress against our Healthy environment goal refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025 For more information on our context-based water targets refer to the Fresh water and oceans section We are continuing to select projects from our BHP Healthy environment goal roadmap for detailed execution planning and seeking opportunities to design and advance projects in partnership with Indigenous peoples. We are also monitoring the evolving external nature landscape, including developments in nature-related frameworks, standards and methodologies and in definition of the global nature ambition. We are exploring ways to respond to these emerging insights in our approach to our Healthy environment goal. Nature-related risk and impact management Our approach to nature recognises the five key drivers of nature loss outlined by the Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services – changes in land and sea use, direct exploitation of natural resources, climate change, pollution, invasive species; across the four realms of nature – land, ocean, fresh water and atmosphere. We identify, assess and manage environment-related risks (threats and opportunities) according to our mandatory minimum performance requirements for risk management, described in OFR 7, and our Environment Global Standard. In FY2025, we improved our understanding and identified opportunities to improve management of nature-related risk in our value chain. This included identifying prioritised environmental risks to enhance the due diligence undertaken as part of our activities under our Responsible Minerals Program, guided by the OECD’s Handbook on Environmental Due Diligence in Mineral Supply Chains. For more information on the nature-related impacts and dependencies evaluated through the development of the BHP Healthy environment goal roadmap refer to bhp.com/environment For more information on our water-related risks refer to bhp.com/water For more information on our Responsible Minerals Program refer to OFR 9.13 and bhp.com/value-chain-sustainability For more information on our environmental approach refer to the Environment Global Standard and our nature-related management and governance processes at bhp.com/environment Fresh water and oceans We depend on access to water and cannot operate without it. Our Water Stewardship Position Statement outlines our vision for a water secure world by 2030. This is supported by our Water Stewardship Strategy, which focuses on understanding and managing water-related risk, disclosure, contributing to the resolution of shared water challenges, valuing water and sharing innovations and learning. We report water data as part of the BHP ESG Standards and Databook 2025, available at bhp.com/ESGSD2025. Key insights from our FY2025 water performance are outlined below.3 – Seawater withdrawals remained our largest source, accounting for 52 per cent of total withdrawals at 221,860 megalitres (ML), similar to 223,440 ML in FY2024. – Low-quality water (Type 3) made up 62 per cent of total withdrawals, with volumes stable at 266,920 ML, compared to 269,460 ML in FY2024. – Freshwater withdrawals (Type 1 and 2) increased by 46 per cent, rising from 111,120 ML in FY2024 to 162,740 ML in FY2025, primarily due to increased rainfall and runoff at BMA. – Water withdrawals in water-stressed areas decreased from 33,450 ML in FY2024 to 31,830 ML in FY2025, largely due to the cessation of terrestrial groundwater extraction at Cerro Colorado in December 2023. – Water discharges rose by 15 per cent, from 128,100 ML in FY2024 to 147,510 ML in FY2025, driven by increased surface water discharge at BMA following significant rainfall. – Recycled and reused water volumes at Pampa Norte declined significantly due to a further refinement of the calculation methodology and shift from estimated to measured data in one of the flows. Context-based water targets (CBWTs) CBWTs are developed based on water-related risks in the catchment areas and shared water challenges identified through an independent Water Resource Situational Analysis (WRSA). The CBWTs aim to improve our water management and contribute to collective benefit and shared approaches to water management in the regions where we operate. Following the FY2023 release of WRSAs and CBWTs, we added an addendum to our Andean aquifers and San Jorge Bay WRSAs in FY2025 after stakeholder consultations were initially delayed due to social unrest in Chile. This addendum, which reflects the participation of various actors, presents the updated shared challenges and opportunities for collective action for the Altoandina macrozone in the Tarapacá and Antofagasta regions and for San Jorge Bay, all in northern Chile. We also published a WRSA for the Hunter River catchment in New South Wales, Australia, and released a CBWT for NSWEC. The NSWEC CBWT aims to enhance ecosystem connectivity through revegetation and targeted restoration along the Hunter River riparian zones. Additionally, we released a CBWT for the Globe-Miami legacy asset site in Arizona, which aims to improve the sustainability of regional water resources by diverting natural water flows around mine-affected areas. This CBWT was informed by the Cobre Valley Watershed Restoration and Action Plan, a report developed by the Cobre Valley Watershed Partnership with contributions by BHP as a stakeholder. We have now achieved our commitment to develop CBWTs within our operations but may release further CBWTs when appropriate for the operating, environmental and social context.4 We continue to seek opportunities to source our water from lower-grade sources, particularly in water-stressed areas. Both Copper South Australia and Pampa Norte in Chile have CBWTs to materially reduce terrestrial water use. Escondida’s operational water withdrawals have been sourced from desalinated seawater since FY20205. Both Escondida and Pampa Norte have a CBWT to improve the water efficiency in mining operations by 10 per cent by FY2030 from a FY2022 baseline, aiming to optimise marine water use. 1. Nature-positive is defined by the TNFD Glossary version 1.0 as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state’. We understand it to include land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. We are monitoring the evolving external nature landscape, including developments in nature frameworks, standards and methodologies and in definition of the global nature ambition. 2. Excluding areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030. For more information refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025. 3. Water performance data does not include Carrapateena or Prominent Hill operations. We intend to incorporate these operations in our reporting from FY2026, following an update to reporting practices to align to the Minerals Council of Australia’s Water Accounting Framework (WAF) and ICMM guidance, ‘Water Reporting: Good Practice Guide (2nd edition)’. 4. CBWTs are intended to apply at the asset level for our operated assets. We will review the need to revise or create CBWTs when there are substantial changes to our portfolio or one of our projects moves into the operational phase. 5. Small quantities of groundwater are extracted for pit dewatering and to recover seepage from tailings, to enable safe mining and support environmental control. This water is used for operational consumption.

Progress against FY2025 context-based water target milestones Milestone and due date Progress BMA FY2024, ongoing Make available unutilised1 BMA water allocations to the temporary water trading market for each year from FY2024 This milestone was achieved in FY2024 and again in FY2025. 4 GL of water allocations was traded on the temporary water trading market in FY2025. Pampe Norte FY2024, ongoing Cease extraction of terrestrial water for Cerro Colorado operational use. This milestone was achieved in FY2024 and again in FY2025. Cerro Colorado ceased extracting water from the Lagunillas borefield for operational use in December 2023. Some extraction was maintained to support replenishment of the Lagunillas wetland, which continued in FY2025, with approximately 625 ML extracted and reinjected. A small amount of terrestrial water (~22 ML during FY2025 or approximately 60 kL per day) has been supplied to the Cerro Colorado site for drinking water, sanitation and hygiene purposes by a local water utility since Cerro Colorado entered temporary care and maintenance in December 2023. Western Australia Nickel FY2024 Facilitate establishment of a Northern Goldfields catchment regional water working group The intent of this milestone was achieved in FY2025. BHP participated in, rather than facilitated the establishment of, the Northern Goldfields catchment regional water working group. This was following the establishment of the working group by the Tijwarl Aboriginal Corporation, which occurred after this milestone was set. The first meeting that BHP participated in was held in February 2025. Copper South Australia FY2024, ongoing Implement a permanent daily abstraction limit on Wellfield A at 5 ML/d FY2025 Protect springs from animal and human degradation by fencing and controlling feral animals and weeds on BHP pastoral leases, and contribute to similar programs off-lease This milestone was achieved in FY2024 and again in FY2025. Daily abstraction from Wellfield A remained below 5ML/d throughout FY2025. This milestone was achieved in FY2025. Protection on BHP pastoral lease includes stock-proof fencing, feral animal and weed inspections and control programs. Fencing activities included completion of fencing at the Gosse and Emerald Significant Environment Benefit areas, and the active spring within Jacob Springs group. BHP contributed A$300,000 to the off-lease Lake Eyre Basin Riparian Vegetation and Springs Project, a partnership with the South Australian Arid Lands Landscape Board. 1. Some water allocations at BMA are not made available for sale ‘in year’ and are retained for strategic contingency purposes as ‘carry over’. Unutilised ‘carry over’ is subject to ongoing assessment throughout the year as to what can be made available. At 30 June, any unused ‘carry over’ amounts are incorporated into the following financial year’s ‘in year’ water for the total river scheme’s announced allocations by the Resource Operator. In some areas, we extract more water than we use through mine dewatering and have set our CBWTs in consideration of this local context. For example, one of WAIO’s CBWTs is ‘at least 50 per cent of WAIO surplus water will be prioritised for beneficial use to improve the sustainability of regional groundwater resources or generate social value’. For more information on WRSAs and CBWTs refer to bhp.com/water and bhp.com/sustainability/environment/water/shared-water-challenges Detailed information on water accounting and reporting of metrics required by the ICMM Guidance is available at bhp.com/water For more information on our water performance in FY2025 and case studies on activities we are undertaking, including BHP’s Global water Challenge, refer to bhp.com/water Biodiversity Our Group-level biodiversity strategy outlines our purpose and strategic priorities and is designed to inform operational decision-making and high-level strategic decisions. It enables alignment of asset-level biodiversity land and water objectives and supports delivery of our 2030 Healthy environment goal. The focus areas in our biodiversity strategy are valuing natural capital, innovation and collaboration, and nature-related disclosures. In FY2025, we advanced our work on valuing nature by obtaining a technical peer review of our natural capital metrics framework, which is designed as a foundational framework to select locally relevant metrics on the state and productivity of nature and guide the development of BHP natural capital accounts. We have identified an initial set of core metrics to track the effectiveness of our land and water management actions, including the conservation, restoration and regenerative actions under our 2030 Healthy environment goal. We have continued to evolve our nature-related disclosures. For example, we have updated our geospatial land data reporting methodology, applying a standardised global equal area projection. We have also developed an in-house methodology to map important biodiversity and ecosystems, based on global, publicly available datasets. We report biodiversity data as part of the BHP ESG Standards and Databook 2025, available at bhp.com/ESGSD2025. Our work on innovation and collaboration continued through on-ground action in FY2025. For example: – We renewed our commitment to Bush Blitz, a partnership between BHP, the Australian Government and Earthwatch Australia that commenced in 2010, which is Australia’s largest nature discovery program to document plants and animals. In September 2024, BHP and the Australian Government made a joint investment of A$11.6 million, of which BHP contributed A$5.8 million, to extend the program for another five years. – Since FY2021, we have partnered with Curtin University on the use of environmental DNA (eDNA) as a novel biomonitoring tool in developing improved ecosystem condition assessments. This program includes research on sampling eDNA from surfaces and air in terrestrial ecosystems, exploring abundance measures from eDNA sequence data, developing ecosystem condition indicators for wetlands and incorporating eDNA data into natural capital accounting approaches. As part of this program, in FY2025 we undertook eDNA sampling at several of our operated assets.

• We extended our partnership with Care for Hedland for two more years, celebrating 20 years of collaboration. A key program is the flatback turtle monitoring program on Port Hedland beaches during nesting and hatching season. • We continued the pilot of the Seascape Framework, one of the world’s largest Indigenous created and managed marine conservation initiatives, in partnership with Conservation International based in Fiji. For more information on our 2030 goals, refer to OFR 9.4. For information on our biodiversity strategy refer to bhp.com/biodiversity For more information on our approach to biodiversity and land management and case studies on activities we are undertaking, including our natural capital metrics framework, refer to bhp.com/biodiversity Land As at 30 June 2025, BHP owned, leased or managed approximately 7.9 million hectares of land. Approximately 2 per cent (approximately 149,700 hectares) of this area is currently disturbed for mining operation purposes and approximately 14 per cent (approximately 23,800 hectares) of land we have disturbed is currently rehabilitated. In FY2025, the WAIO progressive rehabilitation program reached a significant milestone, completing over 1,000 hectares of land rehabilitation – most of which was delivered by Traditional Owner rehabilitation contractors. Most of the area we steward is in Australia and is for non-operational land uses, such as pastoral leases or land set aside for conservation. BHP’s approach to environmental management is tailored to different area types in our portfolio. In FY2025, BHP owned, leased or managed an area of just under 7.9 million hectares1 consisting of: Outcomes we seek How we manage Operational areas Approximately 149,700 hectares disturbed Predominantly for operational purposes avoiding and minimising impacts to the environment and our host communities from our operational activities no net loss of biodiversity over mine lifecycle compliance with environmental permits Global Standards, including the Environment Global Standard, Climate Change Global Standard and Closure and Legacy Management Global Standard mitigation hierarchy environmental-related commitments Indigenous Peoples Policy Statement Asset Environment Management Systems risk management 2030 social value goals, including Healthy environment goal and associated BHP Healthy environment goal roadmap, and context-based water targets Non-operational areas Including areas we hold for strategic purposes or alternative use (e.g. pastoral or conservation) focus area for our Healthy environment goal of at least 30% of the land and water we steward under conservation, restoration or regenerative practices build resilience of natural environment, focusing on highest ecosystem value strengthening partnerships with Indigenous peoples Global Standards, including Environment Global Standard 2030 social value goals, including Healthy environment goal and associated BHP Healthy environment goal roadmap, and context-based water targets environment-related commitments Indigenous Peoples Policy Statement risk management Outside BHP footprint Refers to areas held by others, including thought leadership on approach to contributing to international efforts to halt and reverse nature loss contributing to positive conservation outcomes beyond the areas where we operate partnerships and funding for both on-ground action, piloting new concepts and thought leadership initiatives BHP funding of the BHP Foundation (non-profit organisation) 1. Land data is calculated as the total area of land owned, leased or managed by BHP at 30 June 2025. This value includes greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. For more information on our approach to biodiversity and land management and case studies on activities we are undertaking refer to bhp.com/biodiversity For more information on our application of the mitigation hierarchy refer to bhp.com/environment Atmosphere and air quality We are improving how we manage air quality for particulate matter and gaseous emissions. Our programs use real-time monitoring, source sampling, incident tracking and risk-based assessments to better understand and control air quality impacts. Our Environment Global Standard requires an air quality management plan where a material risk of air quality related impact on community wellbeing or a sensitive environmental receptor is identified. Many of our sites have ongoing multi-year improvement initiatives to enhance long-term environmental performance on air quality. We report air emissions (including greenhouse gases and non-greenhouse gases) as part of the BHP ESG Standards and Databook 2025, available at bhp.com/ESGSD2025, and discuss our approach to and management of these at bhp.com/environment. In FY2025, we recorded a significant decrease in sulphur dioxide emissions following Western Australia Nickel going into temporary suspension. For more information on our approach to air quality refer to the Pilbara Air Quality Program case study at bhp.com/sustainability/environment For more information on our approach to managing occupational exposures associated with air quality refer to OFR 9.6

Environmental legal cases In FY2025, seven fines totalling $US8,065,961 were issued, and then paid, in relation to environmental laws and regulations at our operated assets. For more information refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025 and Section 13 of the Directors Report. An example from Monturaqui (Escondida) is described below. Monturaqui (Escondida) In March 2022, the Chilean Environmental Regulator (SMA) sanctioned Escondida, concluding it had breached its environmental permit due to its water extraction from the Monturaqui aquifer. In March 2022, the SMA imposed a fine of approximately US$8 million. In February 2023, Escondida filed an appeal before the First Environmental Court seeking to annul the SMA decision. Shortly after the March 2022 SMA decision, two related environmental damage claims were filed in the First Environment Court of Antofagasta by the Attorney General’s Office and the Peine Indigenous community. In October 2024, the case’s claimants, the Chilean Attorney General’s Office and the Peine Indigenous community, and defendants, Escondida, Compañía Minera Zaldivar (CMZ) and Albemarle (the latter two being other companies that extract (or previously extracted) from the Monturaqui aquifer), agreed on a US$98 million settlement proposal which was approved by the First Environmental Court. BHP and the involved parties are defining the schedule and governance procedures to implement the agreement. Escondida’s share is US$76 million. At the same time as it approved the settlement, the Environmental Court also issued a decision denying Escondida’s separate appeal against the US$8 million SMA fine. Escondida did not appeal the latter decision to the Supreme Court and paid the fine. This concludes the environmental damages claim. Engagement For activities related to our operated assets, BHP engages across communities, Indigenous peoples’ representatives, government, industry association memberships, our customers and suppliers, business and civil society on environmental management and nature-related topics. Through industry associations, such as the International Council on Mining and Metals and the CEO Water Mandate, we contribute to their advocacy efforts with governments. In FY2025, our focus within the industry has been on streamlining approvals and permits while maintaining environmental performance standards and recognising that environmental, social and economic factors must be considered in these processes. Specific examples include: – engaging directly and indirectly (through the Minerals Council of Australia and Business Council of Australia) with the Australian Government on Environment Protection and Biodiversity Conservation Act reforms, expressing alignment with the Government’s aim to reform national environmental laws so it achieves the right balance between better outcomes for the environment and supporting economic growth, investment and job creation – indirect advocacy through the Chilean Mining Council regarding a legislative bill that modifies various legal bodies to strengthen environmental institutions and improve their efficiency; a bill on the use of seawater for desalination; and a bill on sectoral authorisations. For more information refer to the Chilean Mining Council at consejominero.cl/documentos 9.10 Tailings storage facilities Tailings storage facilities (TSFs) are dynamic structures that accommodate the leftover materials from the processing of mined ore. Managing the safety and integrity of our TSFs across our operated and closed assets to protect people, the environment and communities where we operate is a primary focus. Our TSF Policy Statement is available at bhp.com/sustainability/tailings-storage-facilities Our approach to TSF governance For TSFs, we mandate three key first-line roles across our operated assets: Dam Owner, Responsible Tailings Facility Engineer and Engineer of Record. The second line comprises dam safety reviews, independent tailings review boards, tailings governance reviews and project-specific, independent-peer reviews, with our Internal Audit team comprising the third line. For more information on the three lines model refer to OFR 7 In accordance with the Global Industry Standard on Tailings Management (GISTM), the outcomes and actions resulting from the activities at each line are required to be documented, monitored, actioned and communicated on a regular basis to the relevant asset personnel, four Accountable Executives, who oversee TSF operations and governance, Executive Leadership Team, and the Board’s Committees in accordance with operational and governance processes. Global Industry Standard on Tailings Management disclosure We are committed to achieving alignment with the global benchmark for social, environmental and technical outcomes described within the GISTM for all operated TSFs. We support detailed, transparent and integrated disclosure regarding TSF management, publishing a public disclosure document on our website for all TSFs in alignment with the GISTM, supported by the BHP ESG Standards and Databook available at bhp.com/ESGSD2025. We have engaged a third-party contractor to progressively validate GISTM conformance aligned to the ICMM recommended timeframes. As of August 2025, 61 of BHP’s TSFs are aligned with GISTM, with the remaining nine working towards alignment. Of the partially aligned TSFs, one TSF is classified as extreme consequence,1 three TSFs are classified as high consequence and the remainder are classified as significant or low consequence. We have received third-party validation of our alignment for 22 TSFs, representing 92 per cent of our very high and extreme consequence classification TSFs. The remainder of the aligned TSFs are based on BHP’s assessment of GISTM alignment. These TSFs will be validated by a third party in line with ICMM recommended timeframes. The classification of a TSF as partially aligned with GISTM is not a statement on that TSF’s risk or safety, but rather an assessment on the TSF’s conformance to the GISTM. BHP’s governance and risk management frameworks are in place across our operated sites and manage TSF safety and integrity. The GISTM public disclosure document details the work required and timeframe to achieve alignment for those TSFs that are currently only partially aligned. For our Global Industry Standard on Tailings Management Public Disclosure 2025 refer to bhp.com/sustainability 9.11 Community Understanding communities Our approach to understanding community priorities and concerns includes: At a global level, in FY2025: – BHP invited members of host communities, including Indigenous peoples, to participate in community perception surveys at our operated assets and several exploration regions, providing their perspectives regarding their community priorities, of BHP and our industry more broadly. – We progressed implementation of the feedback from a review by an external human rights expert of our globally consistent methodology for community and human rights impact and opportunity assessments, which was first trialled in FY2023 and FY2024. The feedback has formed the basis for a revised methodology, which seeks to better integrate stakeholder engagement with the assessment and facilitate more consistency across our operated assets. Our next assessments using the revised methodology will commence from FY2026 and these will be used to inform our business and functional plans. 1. This TSF’s classification increased to extreme during FY2025. Information on the basis of the current classification, along with general information on consequence classifications is available in the GISTM Public Disclosure at bhp.com/sustainability

58 BHP Annual Report 2025 9 Sustainability continued Community due diligence cycle Our process to identify, prioritise, address and evaluate key risks (both threats and opportunities) has several components, including external research Monitoring External Insights into our performance, Insights into external context and including: and evaluation research peoples concerns and priorities. Stakeholder engagement Stakeholder engagement Complaints and grievances National social policy profiles Stakeholder Social value indicators engagement, Baseline studies communication, Perception and relationship and disclosure health surveys Risk, impact Integrate identified risks (both Plans and and opportunity Analysis to identify and prioritise threats and opportunities) and integration assessment potential and actual risks (both impacts into the plans and processes threats and opportunities) where they can be best managed. and impacts, approaches to Community plans prevention, mitigation, remedy and/or enhancement. Asset plans Community impact and Global and asset opportunity assessment risk profiles Human rights impact assessment Community engagement and grievances In support of our social value scorecard, we progressed understanding of co-creation or co-design across our business. The terms co-creation We internally track and report instances of community concerns, and co-design are used interchangeably within this report. Co-creation is complaints and grievances received through our operational grievance a strategic approach involving the integration of diverse partners resources, mechanisms. In FY2025, there were 109 concerns and complaints, and knowledge and networks to resolve complex collective challenges or one grievance received through our operated assets globally. The most realise more enhanced outcomes through collaboration. It places BHP frequent theme was conduct and behaviour, which refers to concerns over within a larger ecosystem where stakeholders actively participate in levels of communication or engagement, employment and procurement project development and delivery. In FY2025, seven of our nine operated practices, and ethical behaviours. We also receive complaints related to assets developed and implemented co-created plans with communities, operational impacts, such as road traffic, noise and dust. All operated with 100 per cent of those programs achieving shared outcomes on track assets seek to resolve and where appropriate, remedy adverse impacts according to plan, detailed in the Regional Community updates below. to community members we have caused or contributed to through As our understanding of co-creation has evolved, we see that it is a our operations. methodology that has potential for broad application. Going forward, our Community concerns, complaints and grievances metrics for the Thriving empowered communities pillar will shift to focus on measurable outcomes of community programs from FY2026 to FY2030, while we will look for meaningful opportunities to incorporate co-creation Conduct/behaviour 39 as a concept in other pillars. To support this transition, we developed Road/rail 33 an internal co-creation resource hub and held a global co-creation masterclass training series for a cross section of employees. The series Dust/air quality 8 was designed to enhance co-creation awareness and capability across Environment 6 our social value themes and will be advanced further in FY2026. Blasting 5 Total 110 Infrastructure damage 5 For more information on our social value scorecard, including Noise 4 our co-creation metrics and milestones, refer to OFR 9.4 Cultural heritage 3 Spill or contamination 3 Regional community updates Lighting 2 The following section highlights the key issues identified through community Water 2 research and stakeholder engagement and the actions taken to address those issues at each operated asset. To support continuous improvement of our community grievance mechanisms, Minerals Australia we completed a second line assurance review of the grievance Western Australia Iron Ore: In Port Hedland, local government challenges, mechanisms at our operated assets and some exploration regions, which liveability, childcare and cost-of-living pressures remain key concerns, and the highlighted opportunities to increase accessibility and improve our internal community is looking for tangible investments to support community growth. data reporting and evaluation practices. These opportunities are expected We continue to work to develop strong community relationships. In Newman, to be pursued throughout FY2026. negative perceptions towards fly-in fly-out (FIFO) arrangements and vacant For more information on stakeholder concerns received through BHP housing persist. We are working with the community to co-create our local grievance mechanisms, local stakeholder engagement programs to address these concerns, such as the East Newman Precinct and ongoing community research, including community perception Structure Plan, which aims to create a thriving community by establishing surveys, refer to the BHP ESG Standards and Databook 2025 key priorities that will allow for better opportunities in healthcare, housing, available at bhp.com/ESGSD2025 education and cultural wellbeing in future redevelopments and design.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 59 Copper South Australia: Increased engagement with the Roxby Downs 9.12 Indigenous peoples community is improving relations. Residents expressed appreciation for our investment in local amenities, while also signalling expectations Our Indigenous Peoples Policy Statement outlines our global approach for broader contributions in areas such as essential services and to engaging and partnering with Indigenous peoples across the entire retail offerings. Relationships with stakeholders in Prominent Hill and lifecycle of our activities, including exploration, closure and post-closure.1 Carrapateena remained generally positive through continued on-ground In FY2025, we continued our efforts to operationalise our policy engagement and support in the communities. The community perception commitments to respect the rights of Indigenous peoples and seek free, surveys indicated that Indigenous peoples located near Carrapateena prior and informed consent (FPIC) for proposed new operations and capital have some distrusting views towards BHP and the sector. Since BHPs projects that may potentially impact Indigenous people in accordance with acquisition of Carrapateena, we have expanded our engagement program the approach set out in our Indigenous Peoples Policy Statement. Globally, across the Port Augusta community and increased cultural awareness we continued the pilot of an Indigenous Peoples Risk Assessment (IPRA) training at the Carrapateena site, and engagement will be ongoing. process for assessing and managing the potential impact to Indigenous Projects such as the Carrapateena Socio-Economic Knowledge Base people across 14 human rights-related risk areas and to identify whether co-created with the Spencer Gulf Cities provided shared community FPIC should be sought from potentially affected Indigenous peoples. contribution and resources to enhance local planning and decision-making. We also continued to pilot a template for an FPIC strategy that sets out the BHP Mitsubishi Alliance (BMA): We continue to engage with the community, proposed budget, schedule and milestones to meet during engagements councils and other local organisations to address negative perceptions of with Indigenous peoples to seek their consent. Regionally, Indigenous employment strategies and concerns around BHPs long-term commitment Engagement teams in North America, Chile and Australia have prepared and level of investment. In Moranbah and Dysart, we continue to work with internal FY2026FY2030 Regional FPIC Implementation Plans to give local stakeholders through the SMART Transformation Project to co-create effect to BHPs FPIC commitments under the Indigenous Peoples Policy programs to address priority community issues, such as childcare, housing, Statement within the context of their different country situations. education and community health and wellbeing. We are continuing to design our standards and processes for the collection, New South Wales Energy Coal: Relationships continue to strengthen access and reuse of cultural information that pertains to Indigenous peoples. due to intensive engagement regarding BHPs decision to close the Work was conducted internally in FY2025 to identify the areas of BHPs operations in 2030 and efforts to co-design solutions with the community. business and activities that are relevant to Indigenous peoples cultural There remains significant concern over economic uncertainty related to the information and data sovereignty, and agree priority actions for FY2026. energy transition in the Hunter Valley. Continued engagement and an open and transparent approach to closure planning will be critical to balancing Indigenous partnerships business, community and regulatory needs and expectations. Under the Indigenous partnerships pillar of our social value framework, Nickel West: Community concerns over the economic impacts of suspending we have set ourselves an aspirational goal of delivering respectful operations are prevalent. BHP has sought to address this through relationships that hear and act upon the distinct perspectives, aspirations commitments to redeploy all front-line workers and support a A$20 million and rights of Indigenous peoples and support the delivery of mutually Community Fund for improved liveability and economic diversification. beneficial and jointly defined outcomes (refer to OFR 9.4) . Minerals Americas In FY2024, we completed an inaugural assessment of the health of our relationships with a range of our Indigenous partners. The feedback Escondida: Escondida continues to partner with local communities and indicated that relationships had been strained in the past. While BHP had stakeholders to be a valued company in the Antofagasta region, highlighting made some progress in our relationships with Indigenous partners, there its commitment to education and local development. Community concerns was still more to do to achieve our goal of delivering respectful relationships are focused on a perceived security crisis, cost-of-living and unemployment that hear and act upon the distinct perspectives, aspirations and rights of rates, immigration issues, gaps in the healthcare system and concerns Indigenous peoples, and support the delivery of mutually beneficial and about the potential environmental impacts of industrial activity in the area. jointly defined outcomes. Following the release of the results, we worked The announcement of Escondidas growth plan has raised community to deepen and strengthen our engagement with Indigenous partners in expectations about how this investment will translate into tangible benefits Australia, Canada and Chile in FY2025. Our regional Indigenous Peoples for the quality of life of the region. Plans in Australia and Canada were reviewed considering the partner Pampa Norte Spence: Our social investment programs in Sierra Gorda and feedback we received, with key actions incorporated into how we implement Baquedano are positively recognised by the communities. Our main efforts those plans. Partner feedback was also incorporated into the draft for the are focused on education and employability opportunities, as we aim to train Regional Indigenous Peoples Plan in Chile. We plan to report on this metric the professionals who will lead the mining industry of the future, reinforcing every three years, with the next report scheduled for FY2027. our commitment to our host communities. Pampa Norte Cerro Colorado: Cerro Colorado remains temporarily closed, Progress to plan however we have made progress in the potential reopening process with We partially met our FY2025 social value scorecard short-term milestone the local government and key stakeholders by reestablishing our community for Indigenous voices and perspectives are incorporated into co-designed engagement and investment plans to address concerns raised by the closure. priorities in each region, as two out of three countries (Australia and We are working to establish Early Voluntary Participation Agreements through Canada) have published a co-designed regional Indigenous Peoples a partnership with CORFO, the Chilean Economic Development Agency, Plan that incorporates the voices and perspectives of Indigenous peoples. and the Agency for Sustainability and Climate Change, creating a dialogue Minerals Australias sixth Reconciliation Action Plan (RAP), which outlines between local government, the private sector, communities and Indigenous specific commitments to Indigenous peoples in Australia, was released peoples to allow for co-created and mutually beneficial results. on 23 June 2023 and covers FY2024 to FY2027.2 The RAP target due to Jansen: Housing and childcare shortages in the community remain be completed in FY2025 was for Australian assets to deliver work-ready a challenge. We have collaborated with communities to co-create programs that target Traditional Owners and Aboriginal and Torres Strait opportunities and develop innovative strategies, including a housing Islander people to support job readiness, and this was achieved as stimulation program. We continue to highlight the Jansen project and planned. We are tracking the delivery of the RAP commitments which are operational contributions to the local economy along with our investment due by the end of FY2027. Monitoring of overall progress occurs through in mining education skills and training. the BHP Australian Indigenous Peoples Working Group (AIPWG) that is Legacy assets: BHPs responsible closure practices continue to support attended by the Minerals Australia Business President and Chief Legal, positive community relationships. Engagement with local communities, First External Affairs and Governance Officer. Nations in Canada and Native American tribes in the United States has been Minerals Americas approved its Canada Indigenous Partnerships Plan an important part of the ongoing relationship restoration that seeks to address (CIPP) in FY2024.3 There are nine total CIPP objectives to be achieved long-standing concerns regarding site maintenance, remediation, community over the life of the plan and all of them are on track as at the end of access to rehabilitated lands and economic transition. FY2025. There are specific actions that support these nine objectives and 10 of those actions were completed in full in FY2025. An internal For more information on our approach to community, CIPP implementation team meets quarterly to monitor progress. refer to bhp.com/communities Chile intends to publish a regional Indigenous Peoples Plan in FY2026. 1. For more information about our Indigenous Peoples Policy Statement refer to bhp.com/-/media/documents/ourapproach/operatingwithintegrity/indigenouspeoples/221110_ indigenouspeoplespolicystatement_2022 2. For more information about the Australian RAP refer to bhp.com/-/media/project/bhp1ip/bhp-com-en/documents/careers/indigenous-peoples-and-bhp/200921_bhpreconciliationactionplan.pdf 3. For more information about the Canada Indigenous Partnerships Plan refer to bhp.com/-/media/documents/ourapproach/operatingwithintegrity/indigenouspeoples/240808_bhpcippreport.pdf

60 BHP Annual Report 2025 9 Sustainability continued Indigenous procurement and employee participation In FY2025, we continued to execute the agreements that resolved past grievances raised by Indigenous peoples about the use of continental water In FY2025, we continued to improve engagement with Indigenous that were reported previously in our FY2024 and FY2023 Annual Reports. businesses across all our operating regions. Compared to FY2024, Cerro Colorado is implementing a recuperation plan for the Lagunillas our direct global spend with Indigenous businesses increased by aquifer. In Escondida, we have reached two settlement agreements to 40 per cent to US$853 million in FY2025 and the number of Indigenous remedy the impacts of water extraction on salt-lake ecosystems, with one vendors engaged rose by 19 per cent to 318. In Australia, our FY2025 agreement relating to Salar de Punta Negra and a second agreement for direct spend totalled US$505 million. In Canada, our FY2025 direct spend 1 the Monturaqui aquifer. As part of the Salar de Punta Negra settlement, totalled US$323 million. Our direct spend in Chile totalled $US24 million. we carried out cultural heritage measures, such as ethnographic studies to understand the Peine Atacameno Indigenous communitys way of For more information on Indigenous employee participation including life and connection with Salar de Punta Negra. We also supported the our social value scorecard metrics refer to OFR 9.4 and OFR 9.5 community to study the potential to pursue tourism opportunities as part of its community development plan for Peine. Minerals Australia Canada Since FY2023, BHP has been undertaking a native title agreement-making program with 19 Traditional Owner groups across Australia, involving the BHP has Opportunity Agreements with all six First Nations communities negotiation of 12 new agreements where BHP does not have agreements in the vicinity of our Jansen potash project. The agreements formalise in place, and the renegotiation of nine existing agreements. In FY2025, our partnership in the areas of employment, capacity development and we completed a review of the Tjiwarl Agreement and negotiated two new business development. During FY2025, progress was made towards the agreements: the Kokatha Oak Dam underground access retention lease implementation and execution of these agreements through key projects, Indigenous Land Use Agreement and an agreement with the Barada such as the upgrades in Muskowekwan First Nation to their powwow Barna Traditional Owners, which included renegotiation of cultural heritage arbour and sports and rodeo grounds. management plans (CHMPs) across BMA mining operations. We are At a national level, we continue to engage and partner with Indigenous-led progressing negotiations with other Traditional Owner groups in Australia organisations to extend BHPs presence around Canada and contribute and these remain ongoing. In addition, two CHMPs were endorsed by to efforts to foster positive change. In 2025, BHP was a major sponsor Banjima for submission to the host government. for the First Nations Major Project Coalition annual conference, Valuing Minerals Australia has a set of Regional Standards that define the Reconciliation in Global Markets, with keynote presentations and minimum requirements for cultural heritage management in all Minerals attendance by executive leadership (CEO and Chief Legal, Governance Australia assets and for exploration work undertaken in Australia. and External Affairs Officer). Throughout FY2025, Minerals Australia undertook an internal assurance program across our Australian operated assets to understand how cultural United States and Canada Legacy assets heritage management is being undertaken at each operated asset in BHP owns more than 20 former copper, uranium and other mine sites, alignment with the Regional Standards. All operated assets were found called legacy assets, in the US southwest and across Canada. A number to be generally compliant with the minimum requirements set out in our of these were acquired by BHP via broader transactions after they had Regional Standards. Education and advocacy play a key role in embedding ceased active mining operations and never operated as active mines by the cultural heritage systems and processes at the frontline for better BHP. We engage with Indigenous groups whose traditional territories are protection of cultural heritage. near our legacy assets and at varying stages of resetting or establishing Our third Traditional Owner Forum was held in Tarndanya (Adelaide) in collaborative working relationships and partnerships. In FY2025, we October 2024, bringing together senior representatives from 14 Traditional updated our North American Cultural Heritage Management Plan and Owner groups and BHP leaders. The FY2025 Forum centered around developed new, mandatory Cultural Heritage Awareness training for all Traditional Owner employment, cultural safety, elevating cultural awareness North American legacy asset employees and contractors. In FY2025, and competency, and recognising cultural nuances. Representatives from BHP commenced the development of a US Indigenous Partnerships Plan the First Nations Major Projects Coalition in Canada also participated as (USIPP) to operationalise BHPs Indigenous Peoples Policy Statement. guest speakers. We anticipate it will be completed by the end of FY2026. In FY2025, we partnered with the Australian Institute of Company Directors United States Resolution Copper Mining (AICD) to support the development of a First Nations director pipeline. The Board Governance Prescribed Body Corporate and Indigenous Resolution Copper Mining is owned by Rio Tinto (55 per cent) and BHP Community Organisation Scholarship Program aims to provide in-classroom (45 per cent) and managed by Rio Tinto. We acknowledge the Resolution Board governance education to 250 First Nations executives and aspiring Copper project area includes areas of cultural significance for Native Board directors in regional locations in South Australia and Western Australia. American Tribes and is the subject of ongoing litigation. Participants will also have access to a leadership workshop and coaching. In June 2025, the US Forest Service republished the Final Environmental Minerals Americas Impact Statement (FEIS), a prerequisite for the land exchange (LEX) with the US Government to secure land critical for the project, under the 2014 Chile Land Exchange Act. The FEIS and LEX remain under ongoing litigation. We are working to strengthen our relationships with Indigenous peoples The project continues to be studied and mine development in Chile. We are carrying out processes for seeking FPIC with Indigenous activities remain subject to state and local permitting requirements. communities for our capital projects at Escondida and Cerro Colorado. Resolution Copper Mining continues to engage in these regulatory For Cerro Colorado, we continue to engage with Indigenous peoples to processes and has publicly stated its commitment to ongoing engagement include their voices during the study phases for multiple projects, including with Native American Tribes. This includes efforts to understand and as it relates to mine life extension. At the end of FY2025, we reached address concerns, identify opportunities to create shared value and agreements with six groups and continued conversations with one other. respect Indigenous rights. We continue to monitor Resolution Copper Minings engagement, FPIC and agreement-making processes. We are also creating opportunities for Indigenous people to benefit from employment, Indigenous business programs, education initiatives and cultural initiatives in Chile. For example, Escondida has an education program for Indigenous children and young people that includes scholarships for primary and university education, family workshops, vocational orientation and job coaching, among other benefits. 1. Indigenous procurement data does not include FY2024 data from former OZ Minerals Australian assets for comparative purposes. For definitions for Indigenous businesses in each operating location refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 61 9.13 Value chain sustainability assets (excluding New South Wales Energy Coal, legacy assets and the former OZ Minerals assets acquired by BHP on 2 May 2023) have Responsible supply chains completed self-assessments against ICMMs Mining Principles and associated Performance Expectations during the last three years. Responsible supply chains is one of our six social value framework pillars, The external validation sequence has been determined in consideration with our 2030 goal being to create sustainable, ethical and transparent of commitments made by BHP with respect to the five standards. supply chains together with our partners. During FY2025, our operated assets across Minerals Australia (except The following programs of work support our progress towards this NSWEC and Western Australia Nickel) progressed assessing against goal and indirectly support other pillars in our social value framework. and obtaining external validation over the TSMs applicable Protocols These programs do not cover the full value chain and are intended to focus and Frameworks, which is a condition of our membership of the Minerals on the core aspects of the value chain over which BHP is able to exercise a Council of Australia (MCA). The MCA has set a deadline of the end greater degree of control and/or influence, namely the responsible sourcing of December 2025 for public disclosure of the results of the TSM and production of minerals and metals. assessments for its members and BHP is working towards this milestone. Sustainability standards strategy and development Completion assessment and external verification against the relevant TSM Protocols and Frameworks for all in-scope BHP operated assets During FY2025, we reviewed our minerals and metals sustainability standards is an FY2026 milestone under our social value scorecard. strategy and determined that the five performance standards that make up our strategy remain the right focus for BHP. Our company objectives, social value In addition, we are working on external validation of corporate-level TSM goals and expectations from our stakeholders are some of the considerations and ICMM Performance Expectations (PE) self-assessments and some that were included. These five performance standards are the ICMMs Mining of our operated assets will begin their three-yearly ICMM PE assessment Principles and Performance Expectations, The Copper Marks Criteria Guide, cycles again in FY2026. Towards Sustainable Minings (TSM) Protocols and Frameworks, the Global And finally, our Jansen potash project in Canada is preparing for its first TSM Industry Standard for Tailings Management (GISTM) and the LMEs Policy self-assessment after production commences, estimated in mid-CY2027. for Responsible Sourcing for Listed Brands. In FY2025, we continued to actively contribute to the development of globally For more information on BHPs sustainability standards performance consistent sustainability performance standards working together with the refer to bhp.com/sustainability/value-chain-sustainability multi-stakeholder ecosystem. In particular, we continued work under the Consolidated Mining Standard Initiative (CMSI), which has the objective of consolidating major sustainability performance standards. Metals and minerals supply chain due diligence Our Responsible Minerals Program (RMP) is our risk-based due diligence Sustainability standards implementation program that applies to minerals and metals that we source from third During FY2025, our Chilean operations, Escondida and Spence, parties for feedstock, blending or trading purposes. were reaccredited against The Copper Mark Criteria Guide (reference The RMPs five-step due diligence framework was developed in alignment 24 January 2020) to recognise their responsible production and sourcing with the OECDs Due Diligence Guidance for Responsible Supply Chains practices. The Copper Mark is a voluntary assurance framework for of Minerals from Conflict-Affected and High-Risk Areas. In FY2025, we responsible minerals production that independently assesses participants identified prioritised environmental risks to enhance the due diligence against a comprehensive set of performance criteria across environmental, undertaken within our RMP guided by the OECDs Handbook on social and governance dimensions. Environmental Due Diligence in Mineral Supply Chains, which we will The ICMMs Mining Principles require member companies to conduct seek to integrate into our processes and implement during FY2026. a prioritisation process to determine which assets will be subject to For more information on how the program works and our FY2025 third-party validation across a three-year cycle. All of BHPs operated performance, refer to our Responsible Minerals Program Report 2025 available at bhp.com/RMPR2025

62 BHP Annual Report 2025 9 Sustainability continued 9.14 Independent Assurance Report to the Management and Directors of BHP Group Limited Our Conclusion: Ernst & Young (EY, we) were engaged by BHP Group Limited (BHP) to undertake a Limited Assurance and Reasonable Assurance engagement as defined by International Auditing Standards over the Limited Assurance Subject Matter and Reasonable Assurance Subject Matter (each as defined below) for the year ended 30 June 2025. Our conclusions are as follows: Limited Assurance: Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe the Limited Assurance Subject Matter for the year ended 30 June 2025 has not been prepared, in all material respects, in accordance with the Criteria (as defined below). Reasonable Assurance: In our opinion, the Reasonable Assurance Subject Matter for the year ended 30 June 2025 is prepared, in all material respects, in accordance with the Criteria (as defined below). What we assured Ernst & Young (EY, we) were engaged by BHP to provide Limited Assurance over certain sustainability data and disclosures in BHPs Annual Report, ESG Standards and Databook, and online for the year ended 30 June 2025 in accordance with the noted Criteria, as defined in the following table: What we assured (Limited Assurance Subject Matter) What we assured it against (Criteria) BHPs qualitative disclosures in Sections 8 and 9 of the Operating Managements own publicly disclosed criteria and Financial Review within the BHP Annual Report 2025 BHPs sustainability policies and standards as disclosed in the International Council on Mining and Metals (ICMM) Mining Principles and relevant ICMM tab in the BHP ESG Standards and Databook 2025 at Performance Expectations and mandatory Position Statements (Subject Matter 1 bhp.com/ESGSD2025 of the ICMM Assurance and Validation Procedure 2023 (ICMM Procedure)) BHPs identification and reporting of its material sustainability issues, ICMM Procedure Subject Matter 2 risks and opportunities described within Sections 8 and 9 of the BHP Global Reporting Initiative (GRI) Standards 2021 GRI 3: Material Topics Annual Report 2025 and online at bhp.com/sustainability/approach BHPs implementation of systems and approaches to manage its ICMM Procedure Subject Matter 3 material sustainability risks and opportunities BHPs reported performance of its material sustainability issues, risks ICMM Procedure Subject Matter 4 and opportunities in Sections 8 and 9 of the Operating and Financial Managements own publicly disclosed criteria, as informed by the GRI Topic Review within the BHP Annual Report 2025 and the BHP ESG Standards, and the Sustainability Accounting Standards Board (SASB) Mining Standards and Databook 2025, referenced above and Metals Standard BHP GHG Emissions Calculation Methodology 2025, as informed by: The World Resource Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard, including the Greenhouse Gas Protocol: Corporate Value Chain Scope 3 Accounting and Reporting Standard The Australian Governments National Greenhouse and Energy Reporting (Measurement) Determination 2008 for Scope 1 and Scope 2 greenhouse gas data, as applicable Water stewardship reporting, at an aggregated Group level, in the ICMM guidance and minimum disclosure Standards: Water Reporting: Good practice BHP Annual Report 2025, the BHP ESG Standards and Databook guide (2nd edition), 2021 2025, referenced above, and supporting disclosures included online at bhp.com/sustainability/environment/water In addition, we were engaged by BHP to provide Reasonable Assurance over the following information in accordance with the noted Criteria, as defined in the following table: What we assured (Reasonable Assurance Subject Matter) What we assured it against (Criteria) Scope 1 and Scope 2 greenhouse gas emissions as reported in BHP GHG Emissions Calculation Methodology 2025, as informed by: Section 9 of the Operating and Financial Review within the BHP The World Resource Institute/World Business Council for Sustainable Annual Report 2025 and the BHP ESG Standards and Databook Development Greenhouse Gas Protocol: A Corporate Accounting and Reporting 2025, referenced above Standard, including the Greenhouse Gas Protocol: Scope 2 Guidance The Australian Governments National Greenhouse and Energy Reporting (Measurement) Determination 2008 for Scope 1 and Scope 2 greenhouse gas data, as applicable Other than as described in the preceding paragraphs, which set out the Key responsibilities scope of our engagement, we did not perform assurance procedures BHPs responsibility on the remaining information included in the BHP Annual Report BHPs management is responsible for selecting the Criteria, and ensuring 2025, and accordingly, we do not express an opinion or conclusion on the Subject Matter is prepared, in all material respects, in accordance this information. with that Criteria. This responsibility includes establishing and maintaining The Limited Assurance Subject Matter and the Reasonable Assurance internal controls, maintaining adequate records and making estimates that Subject Matter may be referred to in this report, individually or collectively, are relevant to the preparation of the Subject Matter, such that it is free as the case requires, as the Subject Matter. from material misstatement, whether due to fraud or error. EYs responsibility and independence For the Limited Assurance engagement, our responsibility is to express a conclusion on the Limited Assurance Subject Matter based on the evidence we have obtained. For the Reasonable Assurance engagement, our responsibility is to express an opinion conclusion on the Reasonable Assurance Subject Matter based on the evidence we have obtained. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 63 We have complied with the independence and relevant ethical evidence, incident reports, metre calibration records, and metre requirements, which are founded on fundamental principles of integrity, data; re-performing calculations to check accuracy; and reviewing objectivity, professional competence and due care, confidentiality and explanations relating to the sustainability performance data professional behaviour. and statements EY applies Auditing Standard ASQM 1 Quality Management for Firms Reviewing other information within the BHP Annual Report 2025 that Perform Audits or Reviews of Financial Reports and Other Financial for consistency and alignment to other quantitative and qualitative Information or Other Assurance or Related Services Engagements, which information within the Subject Matter requires the firm to design, implement and operate a system of quality The additional Reasonable Assurance procedures relating to the management including policies or procedures regarding compliance with Reasonable Assurance Subject Matter we performed were based ethical requirements, professional standards and applicable legal and on professional judgement and included, but were not limited to: regulatory requirements. On a sample basis, checked the methodologies used by BHP to Our approach to conducting the assurance procedures consider consistency with the Criteria, considered completeness of We conducted our assurance procedures in accordance with the sources obtained from our site procedures, and checked underlying International Auditing and Assurance Standards Boards International data to source information on a sample basis to assess completeness Standard on Assurance Engagements Other Than Audits or Reviews and accuracy of performance data, which included reviewing invoices, of Historical Financial Information (ISAE 3000) and the Standard for calculation data and third-party records, meter calibration records and Assurance on Greenhouse Gas Statements (ISAE 3410) and the terms meter data. We believe that the evidence obtained is sufficient and appropriate to of reference for this engagement as agreed with BHP on 23 January 2025. For the Limited Assurance engagement, these standards require that we provide a basis for our Limited Assurance conclusion and Reasonable plan and perform our engagement to express a conclusion on whether Assurance opinion. anything has come to our attention that causes us to believe that the Inherent limitations Limited Assurance Subject Matter is not prepared, in all material respects, in accordance with the Criteria, and to issue a report. While we considered the effectiveness of managements internal controls when determining the nature and extent of our procedures, our assurance For the Reasonable Assurance engagement, these standards require that engagement was not designed to provide assurance on internal controls. we plan and perform our engagement to obtain Reasonable Assurance about whether, in all material respects, the Reasonable Assurance Subject The greenhouse gas emissions quantification process is subject to Matter is presented in accordance with the Criteria, and to issue a report. scientific uncertainty, which arises because of incomplete scientific knowledge about the measurement of greenhouse gases. Additionally, For both a Limited Assurance engagement and a Reasonable Assurance greenhouse gas procedures are subject to estimation and measurement engagement, the nature, timing and extent of the assurance procedures uncertainty resulting from the measurement and calculation processes selected depend on our professional judgement, including an assessment used to quantify greenhouse gas emissions within the bounds of existing of the risk of material misstatement, whether due to fraud or error. scientific knowledge. Description of assurance procedures performed Additional inherent limitations Limited Assurance scope A Limited Assurance engagement consists of making enquiries, primarily Procedures performed in a Limited Assurance engagement vary in nature of persons responsible for preparing the Limited Assurance Subject and timing from, and are less in extent than for, a Reasonable Assurance Matter and related information, and applying analytical and other engagement. Consequently, the level of assurance obtained in a Limited appropriate procedures. Assurance engagement is substantially lower than the assurance that The Limited Assurance procedures we performed were based on our would have been obtained had a Reasonable Assurance engagement professional judgement and included, but were not limited to: been performed. Our procedures were designed to obtain a Limited Evaluating the suitability of the Criteria and that the Criteria have been Assurance level on which to base our conclusion and do not provide all the applied appropriately to the Subject Matter evidence that would be required to provide a Reasonable Assurance level. Reviewing BHP policies and management standards to determine Our procedures did not include testing controls or performing procedures alignment with the ICMMs 10 Sustainable Development principles relating to checking aggregation or calculation of data within IT systems. and position statements Additional inherent limitations Reasonable Interviewing select corporate and site personnel to understand the Assurance scope reporting process at group, business, asset, and site level, including While our procedures performed for our Reasonable Assurance managements processes to identify BHPs material issues Checking whether material topics and performance issues relevant to engagement are of a higher level of assurance, due to the use of the Subject Matter are adequately presented within the BHP Annual sampling techniques, it is not a guarantee that it will always detect Report 2025, including obtaining an understanding as to how BHPs material misstatements. identified material issues, risks and opportunities are reflected within Other matters the qualitative disclosures We have not performed assurance procedures in respect of any Reviewing BHP media coverage relating to sustainability-related topics information relating to prior reporting periods, including those presented in to identify material events that may require disclosure the Limited Assurance Subject Matter and Reasonable Assurance Subject Evaluating whether the information disclosed in the Limited Assurance Matter. Our report does not extend to any disclosures or assertions made Subject Matter is consistent with our understanding of sustainability by BHP relating to future performance plans and/or strategies disclosed management and performance at BHP in the BHP Annual Report 2025, the BHP ESG Standards and Databook 2025, and supporting disclosures online. Conducting virtual and in-person site procedures at BHP locations on a sample basis, based on our professional judgement (which we currently Use of our Assurance Report implement on a rotational basis across reporting years), to evidence We disclaim any assumption of responsibility for any reliance on this site level data collection and reporting to Group as well as to identify assurance report to any persons other than management and the directors existence and confirm completeness of the sustainability performance of BHP, or for any purpose other than that for which it was prepared. data and statements included within the Subject Matter Undertaking analytical procedures of the quantitative disclosures Our assurance procedures were performed over certain web-based in the Subject Matter to determine the reasonableness of the information that was available via web links as of the date of this assurance information presented report. We provide no assurance over changes to the content of this web-based information after the date of this assurance report. On a sample basis for qualitative statements within the Subject Matter, based on our professional judgement and our determination of materiality, reviewing evidence within the business to support the stated information or claims For quantitative information within the Subject Matter, based on our Ernst & Young Mathew Nelson professional judgement and our determination of materiality, reviewing Melbourne, Australia Partner underlying data to source information to assess completeness of 19 August 2025 the information within the Subject Matter, including procedures such as process conversations, review of invoices and third-party

64 BHP Annual Report 2025 10 Samarco Fundao dam failure Mediated Indemnification Program/Emergency Financial Aid (PIM/ AFE): One of the first programs created for indemnification following As a result of the Fundao dam failure in November 2015, a significant the dam failure. This program aims to compensate formal workers volume of tailings (39.2 million cubic metres) resulting from the iron ore and, therefore, had high eligibility criteria new requests were made beneficiation process was released. Tragically, 19 people died as a result between 4 February and 5 April 2025, as per the Settlement Agreement. of the failure. The communities of Bento Rodrigues, Paracatu de Baixo Following the Settlement Agreement, as of 30 June 2025, the program and Gesteirac were flooded and other communities and the environment resulted in 4,000 claims, which are still being processed. downstream in the Doce River basin were also affected. Samarcos operations were suspended after the dam failure and For updates on reparation progress refer to bhp.com/what-we-do/ resumed in 2020. global-locations/brazil/samarco-reparations For information on Samarcos operations refer to OFR 6.2 Resettlement A key reparation priority is the resettlement of the communities of Bento Our response and support for the reparation Rodrigues, Paracatu de Baixo and Gesteira. For Bento Rodrigues and Paracatu de Baixo priority efforts included construction of houses and Following the dam failure, BHP Brasil1 has remained fully committed private property, such as small businesses and churches, as well as to supporting the extensive remediation and compensation efforts that infrastructure and public services, including roads, power, water and sewer continue in Brazil. networks, health and services centres and schools. At Gesteira, pursuant In March 2016, a Framework Agreement entered into between Samarco, to an agreement finalised in May 2023 and ratified by the Court, families Vale, BHP Brasil (the Companies) and relevant Brazilian authorities established and the Public Authorities have opted to receive compensation instead of the Renova Foundation, a not-for-profit, private foundation responsible for building a new community. implementing 42 remediation and compensatory programs. BHP Brasil, The Settlement Agreement provides processes and defined timeframes along with Samarco and Vale, provided support and funding to the Renova to incentivise remaining families to select which resettlement option they Foundation, including through representation in its governance structures. prefer: (i) the construction of a new house in the collective resettlement of On 25 October 2024, the Companies entered into an agreement with the Bento Rodrigues or Paracatu de Baixo, (ii) the purchase of a new house in Federal Government of Brazil, State of Minas Gerais, State of Espirito another place or (iii) cash payment. The implementation of the Settlement Santo, public prosecutors and public defenders (Public Authorities) that Agreement follows a structured, deadline-driven process. An independent delivers full and final settlement of the Framework Agreement obligations, technical audit will monitor compliance and quality for at least six months the R$155 billion Federal Public Prosecution Office civil claim and other after each house is delivered. claims by the Public Authorities relating to Samarcos Fundao dam failure The resettlements have involved ongoing engagement and consultation (Settlement Agreement). with a large number of stakeholders, including the affected community The Settlement Agreement was announced as having a financial value members, their technical advisers, state prosecutors, municipal leaders, of R$170 billion (approximately US$31.7 billion) on a 100 per cent basis, regulators and other interested parties. including amounts already spent plus future payments and obligations. The new towns were designed on land chosen by the communities to be as close as possible to the previous layout, addressing the wishes For more information on the Settlement Agreement and needs of the families and communities while also meeting permitting refer to Additional information 8 Legal proceedings requirements. Each family received access to an architect to design their house within size parameters, which was then finalised and built. Reparation Bento Rodrigues and Paracatu de Baixo are increasingly consolidating as functional communities. This evolution is marked not only by the Under the Settlement Agreement, Samarco is the primary obligor for the presence of essential infrastructure, such as water treatment systems, settlement obligations and BHP Brasil and Vale are each secondary obligors a health centre, churches and a variety of commercial establishments, of any obligation that Samarco cannot fund or perform in proportion to including restaurants, bars and retail stores but also by a noticeable their shareholding at the time of the dam failure, which is 50 per cent each. shift in daily dynamics with the increased presence of local residents, The Settlement Agreement provides for the termination of the Renova reinforcing the sense of community life and normalcy. Foundation within a 12-month transition period, following the ratification of the Settlement Agreement in November 2024, during which the remaining As at 30 June 2025, approximately 98 per cent of resettlement cases have actions are being transferred to Samarco and the relevant Public Authorities. been completed, either via completion of construction (with families moving in or handover to families in progress) or cash payment for those families Compensation and financial assistance who have opted for this option instead of the other resettlement solutions. More than 370 families are now living in their new homes in Bento Compensation and financial assistance of approximately R$23.3 billion Rodrigues and Paracatu de Baixo, as well as other locations. (US$4.6 billion, 100 per cent basis)2 has been paid to support approximately 466,000 people affected by the dam failure, as of 30 June 2025. The Public buildings in the new communities have been delivered to the indemnification programs that remained open under Renova Foundation Municipality of Mariana and are now being operated and maintained and the new programs established by the Settlement Agreement are by the municipality. being executed by Samarco, pursuant to the criteria set in the Settlement Agreement. These programs include: For updates on reparation progress refer to bhp.com/what-we-do/ global-locations/brazil/samarco-reparations Definitive Indemnification Program (PID): A program created by the Settlement Agreement, with a fixed indemnification amount per eligible claimant (R$35,000 plus 5 per cent legal fees) and simple Other obligations eligibility criteria. As of 30 June 2025, the program has resulted in the A wide range of socio-economic activities continue with the Settlement compensation of approximately 90,000 claims and the payment of Agreement. These initiatives cover health and infrastructure projects R$3.3 billion (approximately US$590 million).2 Farmers and fishers: A program created by the Settlement Agreement, in the Doce River basin, promotion of economic development in the with a fixed indemnification amount (R$95,000) for eligible small farmers impacted communities and sanitation to further improve the water quality and professional fishers listed by the Federal Government. Since its in the Doce River. The Settlement Agreement provides for R$11 billion for universal implementation, the program has not yet resulted in the compensation sanitation, R$12 billion for health programs, R$6.5 billion for economic of claims, as the 10,000 claims made are still being processed. Novel: Created by a judicial decision, this program was opened recovery programs, R$4.3 billion for improvements to road and in 2020 and closed for new claims in September 2023, aiming to infrastructure, R$2 billion for a flood response fund, R$2.4 billion to provide compensation to informal workers who had difficulty proving foster fishing and biodiversity, R$1 billion for financial, psychological and the damages they suffered. Currently, the program is processing health support to women, R$5.7 billion for a social participation fund for claims that were still pending at the time of the Settlement Agreement. investment in education, culture, sports and food security, and R$3.8 billion As of 30 June 2025, approximately 115,000 people had been paid. for an income assistance program to support certain fishers and small farmers in the region. 1. BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale) are 50:50 shareholders in Samarco Mineraao S.A. (Samarco), the independent operator of Samarco. 2. US$ amount is calculated based on actual transactional (historical) exchange rates related to Renova Foundation/Samarco funding. 3. For those families who chose not to join the resettlement with their previous community and instead resettled elsewhere.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 65 Eligible Indigenous peoples and Traditional Communities will also receive already undergoing restoration, continuing the efforts initiated by the Renova a R$8 billion provision with the allocation of funds to be determined by Foundation. All actions are expected to be completed by 2031. Indigenous and Traditional Communities following a consultation process The Settlement Agreement outlines the completion of remaining tailings to be conducted by the Federal Government. management activities, including the recovery of marginal lagoons and streams, as well as bioengineering interventions to control riverbank erosion. Environmental remediation It also sets out Samarcos obligation to carry out two environmental Since December 2019, the impacted riverbanks and floodplains have been studies: one on the potential removal of tailings from the Candonga vegetated, river margins stabilised and water quality has returned to the levels Reservoir, and the other related to management of contaminated sites. observed before the dam failure. Samarco continues implementing long-term As part of the Settlement Agreement, the fishing ban in the coastal zone monitoring and compensatory initiatives. According to the Doce River basin of the Doce River is set to be lifted within two years counted from the date water resources plan, developed by the Brazilian Water Agency, a federal of its execution (25 October 2024). Until then, it is expected the Brazilian agency responsible for the regulation of Brazilian water resources, water from Public Authorities will issue fishing regulations aimed at protecting both the Doce River can be used for (1) human consumption after conventional fishing activities and the environment. The Settlement Agreement also treatment; (2) the protection of aquatic habitats; (3) primary contact recreation, required that the regulation that restricted fishing for native species in such as swimming, water skiing and diving, among other things. the Doce River, originally imposed due to the dam failure, would be lifted This is supported by approximately 1.5 million pieces of data generated within six months of the Courts ratification of the Settlement Agreement. annually along the Doce River, which is the largest watercourse monitoring In April 2025, the State of Minas Gerais issued a new regulation maintaining system in Brazil. The Settlement Agreement requires Samarco to continue the same restrictions but no longer associating them with the dam failure. environmental monitoring of water, river sediments, ecological indicators Further regulatory updates are expected following additional studies and air quality. The main monitoring activities will continue for 15 years. by the State. Additionally, according to information provided by municipalities and water supply companies, since December 2015, most of the population in the For updates on reparation progress refer to bhp.com/what-we-do/ Doce River basin has been using and consuming the river water following global-locations/brazil/samarco-reparations conventional treatment. The Settlement Agreement also provides R$11 billion in funding for the Legal proceedings universalisation of basic water sanitation for municipalities in the Doce BHP Group Limited, BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP River basin, with the objective of reducing the amount of untreated Brasil are involved in legal proceedings relating to the Fundao dam failure. sewage that is discharged into the river by communities. The Settlement Agreement establishes Samarcos obligation to reforest 50,000 hectares of protected areas and restore 5,000 springs within the Doce For information on the significant legal proceedings and settlement River basin. Of these, approximately 40,500 hectares and 3,500 springs are negotiation process involving BHP refer to Additional information 8

66 BHP Annual Report 2025 11 Risk factors Our risk factors are described below and may occur as a result of our activities globally, including in connection with our operated and non-operated assets, third parties engaged by BHP or through our value chain. These risks, individually or collectively, could threaten our strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities where we or our third-party partners and providers operate, or the interests of our partners and stakeholders, which could in each case lead to litigation, regulatory investigations or enforcement actions (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of partner, stakeholder and/or investor confidence. References to financial performance include our financial condition and liquidity, including due to decreased profitability or increased operating costs, capital spend, remediation costs or contingent liabilities. BHP may also be exposed to risks that we currently believe to be immaterial that may materially affect our business if they occur. Each risk factor may present opportunities as well as threats. We take certain risks for strategic reward in the pursuit of our strategy and purpose. Some of the potential threats and opportunities associated with each of our risk factors are described below. Managements approach to manage these risks is also described at a high level. However, these actions are not exhaustive and many Group-wide controls (such as Our Code, Risk Framework, mandatory minimum performance requirements for risk management, health, safety and other matters, and our Contractor Management Framework) help to support effective and efficient management of all risks in line with our risk appetite. For our non-operated joint ventures, we have a dedicated non-operated joint venture team and we manage risks to BHPs investments by seeking to enhance governance processes and influencing operator companies to adopt international standards and best practices in line with respective joint venture agreements. Risk factor: Operational events Potential opportunities Our community, environmental and employee commitments may enhance resilience, stakeholder trust, talent attraction and access to capital, while Risks associated with operational events in connection with collaboration on industry standards may support our ability to manage our activities globally, resulting in significant adverse impacts operational risks and identify internal improvement opportunities. on our people, communities, the environment or our business. Managements approach Why is this important to BHP? We continue to focus on improving our management of safety and operational risks, including through the planning, designing, construction, operation, We engage in activities that have previously caused and have the potential maintenance and monitoring of mines, facilities and infrastructure. to further cause harm to our people and assets, communities, other stakeholders and/or the environment, including serious injuries, illness and fatalities, loss of infrastructure, amenities and livelihood, and damage to sites FY2025 insights of cultural significance. An operational event at our operated or non-operated Our exposure to risks associated with operational events remained assets or through our value chain could also cause damage or disruptions broadly stable in FY2025. However, our exposure to risks associated to our assets and operations, impact our financial performance, result in with operational events may increase in coming years as we litigation or class actions and cause long-term damage to our licence to continue to expand our operations, including at our Jansen potash operate and reputation. Potential physical climate-related impacts could project where our first production target date for Stage 1 is currently increase the likelihood and/or severity of risks associated with operational estimated to revert to the original schedule of mid-CY2027 (an events. Impacts of operational events may also be amplified if one event update on timing is expected in the second half of FY2026). triggers another (for example, a geotechnical instability event that causes a failure in a nearby tailings storage facility), or if we fail to respond to any events in a way that is consistent with our corporate values and partner and stakeholder expectations. For more information refer to OFR 8 Safety OFR 9.9 Nature and environmental performance Examples of potential threats OFR 9.5 People OFR 9.11 Community OFR 9.6 Health Air, land (road and rail) and marine transportation events (such as aircraft OFR 9.8 Climate change OFR 9.12 Indigenous peoples crashes or vessel collisions, groundings, spillages or hydrocarbon release) that occur while transporting people, supplies or products, including to or bhp.com/sustainability from exploration, operation or customer locations. These locations may be in or require travel through areas of cultural significance or remote and environmentally sensitive areas, including in Australia, South America, Asia, the United States, Canada and Sweden. Risk factor: Accessing key markets Failure of a water or tailings storage facility, such as the tragic failure of the Fundao dam at Samarco in 2015 or a failure at other facilities in Australia, Chile, Peru, the United States, Canada or Brazil. Risks associated with market concentration and our ability Unplanned fire events or explosions (on the surface or underground). to sell and deliver products into existing and future key markets, Geotechnical instability events (such as failure of underground excavations, which may be subject to greater risk than surface mines, impacting our economic efficiency. unexpected large wall instabilities in our open-pit mines, or potential interaction between mining activities and community infrastructure Why is this important to BHP? or natural systems), including at mines in Australia, Chile, Peru, We rely on the sale and delivery of the commodities we produce to the United States, Canada or Brazil. customers around the world. Changes to laws, international trade Critical infrastructure, equipment or hazardous materials containment arrangements, contractual terms or other requirements and/or geopolitical failures, other occupational or process safety events or workplace exposures. developments could result in physical, logistical or other disruptions to our operations in or the sale or delivery of our commodities to key Operational events experienced by BHP or third parties that result in markets. These disruptions could affect sales volumes or prices obtained unavailability of shared critical infrastructure (such as railway lines or for our products, adversely impacting our financial performance, results ports) or transportation routes (such as the Port Hedland channel in of operations and growth prospects. We may face additional challenges Western Australia). when seeking to access new markets, including in relation to operational An operational event that may adversely affect our people and assets, and regulatory matters. communities, other stakeholders and/or the environment, including serious injuries, illness and fatalities, loss of infrastructure and damage to sites of cultural or environmental significance. Our operations, workforce, communities, supply chains, customers and third-party partners and providers may be increasingly exposed to changes in the frequency, intensity and/or duration of intense storms, drought, flooding, landslides, wildfire and other extreme weather or weather-related events and patterns (such as extreme heat).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 67 Examples of potential threats growth options and supporting innovative early-stage mineral exploration companies (including through our accelerator program, BHP Xplor). Government actions, including economic sanctions, tariffs or other trade A strategy that does not support BHPs objectives and/or a failure to execute restrictions, imposed by or on countries where we operate or into which our strategy, or other circumstances, may lead to a loss of value that impacts we sell or deliver our products may slow economic growth and lead to a our ability to deliver returns to investors and fund our investment and growth fragmented trading environment, which could prevent us from selling our opportunities. Market volatility or failure to optimise our asset portfolio for products, make it more difficult for us to sell our products in key markets structural movements in commodity prices (including those arising from and adversely impact the price and volumes obtained of products sold. Physical disruptions to the delivery of our products to customers in climate-related risks or geopolitical risks, such as the impact of tariffs) could key markets, including due to the disruption of shipping routes, closure adversely affect the results of our operations, financial performance and or blockage of ports or land logistics (road or rail), other supply chain returns to investors, including by reducing our cash flow, ability to access disruptions (including those resulting from geopolitical actions and trade capital or pay dividends or resulting in asset impairments. policy) or armed conflict. In some cases, physical disruptions may be Examples of potential threats driven or intensified by weather and climate variability, including as potentially exacerbated or affected by climate change. Our operations Commodity prices have historically been and may continue to be subject are located in remote and environmentally sensitive areas, which may to significant volatility, including due to global economic and geopolitical be particularly exposed to climate-related disruptions. factors (including the adoption and expansion of trade restrictions, such as tariffs and other controls on imports and exports), industrial activity, Legal or regulatory changes (such as new or increased royalties commodity supply (including the development of new resources and or taxes; government-mandated price caps; port, export or import supply chain disruptions) and demand (including inventory levels and restrictions or customs requirements; shipping/maritime regulatory circular economy), technological change, product substitution, interest rate changes; restrictions on movements or imposition of quarantines; movements and exchange rate fluctuations. Recent and potential changes or changing environmental restrictions or regulations, including in trade policy, particularly in the United States and China, may elevate the measures with respect to carbon-intensive industries or imports) and challenges in predicting long-term economic trends. Our usual policy and commercial changes (such as changes to the standards, preferences practice is to sell our products at prevailing market prices and, as such, and requirements of customers) may adversely impact our ability to sell, movements in commodity prices may affect our financial performance. deliver or realise full market value for our products. Failure to maintain strong relationships with customers or changes to Long-term price volatility, sustained low prices or increases in costs may customer demands for our products may reduce our market share or adversely impact our financial performance as we do not generally have adversely impact our financial performance. the ability to offset costs through price increases. Increasing geopolitical tensions and volatility (including ongoing Failure to attract and retain capable talent may lead to poor strategy design conflicts and the potential impact of tariffs and other trade restrictions) or execution, erode our capabilities and organisational culture, and hinder may adversely affect our strategic and business planning decisions our ability to position our asset portfolio effectively, impacting our business and/or our ability to access key markets (including the time it takes us and competitiveness for talent. Failure to optimise our portfolio through effective and efficient acquisitions, to manage such access), particularly if we fail to detect or anticipate exploration, large project delivery, mergers, divestments or expansion deviations in the geopolitical environment in a timely manner. of existing or acquired assets (including due to sub-optimal capital prioritisation) may adversely impact our performance and/or returns Potential opportunities to investors. By monitoring macroeconomic, societal, geopolitical and policy Failure to identify potential changes in commodity attractiveness and developments and trends, we may be able to identify opportunities for new missed entry or commodity exit opportunities may result in decreased or existing products and/or to enter into new markets or expand presence return on capital spend, overpayment to acquire or invest in new assets in some markets, develop strategic partnerships and execute our strategy or projects, stranded assets or reduced divestment proceeds. in ways that enhance value and provide a competitive advantage. Failure to achieve expected commercial objectives from assets or investments, such as cost savings, increased revenues or improved Managements approach operational performance (including as a result of inaccurate commodity We actively monitor and assess key markets and geopolitical and price assumptions or resources and reserves estimates), may result macroeconomic trends and developments, with the aim of optimising our in returns that are lower than anticipated and loss of value. This could portfolio and mitigating disruptions to our ability to access key markets. be exacerbated by impacts from factors such as climate-related risks, supply chain disruptions (for example, disruption in the energy sector or as a result of trade restrictions impacting our end-user markets), labour FY2025 insights shortages, inflationary pressures and unfavourable exchange rates, creating operational headwinds and challenging on-time and on-budget Exposure to risks associated with access to key markets increased project delivery. in FY2025 due to increasing geopolitical volatility, tariffs and global trade restrictions impacting global supply chains. Although we Renegotiation or nullification of permits, inability to secure new permits have limited influence over changes in our external environment, or approvals, increased royalties, such as the Queensland Governments we continue to analyse the impact of global armed conflict, political increase in coal royalty tax in June 2022, fiscal or monetary policy instability tensions, resource and economic nationalism, social instability, and or legislative changes may increase our costs or adversely impact our ability environmental deterioration. to achieve expected commercial objectives from assets or investments, access reserves, develop, maintain or operate our assets, enter new jurisdictions, or otherwise optimise our portfolio. For example, in Australia, recent significant industrial relations legislative reforms (including Same Risk factor: Optimising growth Job, Same Pay and Secure Jobs Legislation) have introduced changes to the enterprise bargaining framework and are having an impact on BHP, and portfolio returns including by increasing labour costs in Australia. Partnering with companies may also damage our reputation and lead to increased potential for litigation if those companies or associated activities are misaligned with Our Values, standards or stakeholder expectations, Risks associated with our ability to position our asset portfolio particularly in circumstances in which we do not operate the asset or have to generate returns and value for shareholders, including a controlling interest in the venture. through acquisitions, mergers and divestments. Potential opportunities Why is this important to BHP? Our current portfolio of quality assets in attractive commodities positions We make decisions and take actions in pursuit of our strategy, targeting us well to capitalise on potential opportunities. The acquisition of new a portfolio of high-quality assets in attractive commodities and growth resources or the acceleration of organic growth options may strengthen options in future-facing commodities. We periodically review and adjust and diversify our portfolio, while our ability to predict economic trends may our strategy and make changes to our portfolio. Active portfolio changes enable us to exit from declining commodities and allocate our capital to include the formation of our new non-operated joint venture, Vicuna Corp, focus on higher-returning opportunities. and the divestment of the former OZ Minerals CentroGold project in Brazil. Other portfolio changes may also include maturing and developing organic

68 BHP Annual Report 2025 11 Risk factors continued Managements approach Failing to comply with trade or financial sanctions (which are complex and subject to rapid change and may potentially result in conflicting We continue to develop strategies, processes and frameworks to grow and obligations), health, safety and environmental laws and regulations, protect our portfolio and to assist in delivering ongoing returns to shareholders, native title and other land rights or tax or royalty obligations. including through planning and monitoring of internal and external settings, Failing to protect our people from harm (including to psychological and establishing capital allocation and liquidity frameworks that are designed and physical health) due to misconduct that takes place in connection to enable us to pursue and consider opportunities in new markets. with their work, such as discrimination or sexual harassment, or other psychosocial hazards. FY2025 insights Failing to uphold BHPs values or address actual or alleged misconduct Our exposure to risks associated with optimising growth may adversely impact workplace culture and may expose BHP to regulatory and portfolio returns remained broadly stable in FY2025. action or litigation, adversely impacting our reputation and ability to Exposure is influenced by external factors, including increasing attract and retain talent. geopolitical tensions, ESG-related expectations and commodity attractiveness. The imposition of tariffs across various jurisdictions Potential opportunities in CY2025 and other developments in international trade may also Our capability to manage ethical misconduct risks in line with societal, adversely impact our business. As a supplier of iron ore, copper, partner and stakeholder expectations may distinguish BHP from coal and other commodities to end users globally, particularly competitors and enhance our ability to raise capital, attract and retain in China, we are subject to additional risk from the imposition of talent, engage with governments and communities in new jurisdictions, duties, tariffs, import and export controls and other trade barriers obtain permits, partner with external organisations or suppliers, or market impacting our products and the products our customers produce. our products to customers. The overall impact of these developments is difficult to predict, but could adversely impact our costs, our investments, the demand for Managements approach and price of our products and the products of our customers. Our Charter describes our purpose and values and sets the tone from the top. We seek to design and implement internal policies, standards, For more information refer to systems and processes for governance and compliance to support an OFR 4 Positioning for growth appropriate culture and prioritise respectful behaviours at BHP. OFR 12 Performance by commodity FY2025 insights Risk factor: Ethical misconduct Our exposure to ethical misconduct risks increased in FY2025 due to greater regulator and stakeholder expectations, and expansion of our interests in higher-risk jurisdictions with weaker government Risks associated with actual or alleged deviation from controls and higher corruption risks. Geopolitical tensions also heightened corruption risks, trade sanctions and market conduct societal or business expectations of ethical behaviour enforcement in commodities markets, impacting our exposure (including breaches of laws or regulations) and wider through complex and evolving legal frameworks. or cumulative organisational cultural failings, resulting in significant reputational, legal and/or regulatory impacts. For more information refer to Why is this important to BHP? Our Charter and Our Code Actual or alleged conduct of BHP or our people or third-party partners OFR 9.5 People and providers that deviates from the standard of ethical behaviour required OFR 9.7 Ethics and business conduct OFR 9.11 Community or expected of us could result in reputational damage or a breach of law OFR 9.12 Indigenous peoples or regulations. Such conduct includes fraud, corruption, anti-competitive behaviour, money laundering, breaching trade or financial sanctions, Corporate Governance Statement market manipulation, privacy breaches, breaches of various state sensitive information laws, ethical misconduct, failure to comply with regulatory requirements and wider organisational cultural failings. A failure to act ethically or legally may result in negative publicity, investigations, public inquiries, Risk factor: Significant social regulatory enforcement action, litigation or other civil or criminal proceedings, other forms of compensation or remediation, or increased regulation. It could or environmental impacts also threaten the validity of our tenements or permits, or adversely impact our reputation, results of operations, financial performance or share price. Impacts may be amplified if our senior leaders fail to uphold BHPs values or address actual or alleged misconduct in a way that is consistent with societal, Risks associated with significant impacts of our operations on partner and stakeholder expectations. Our workplace culture may also be and contributions to communities and environments throughout eroded, adversely affecting our ability to attract and retain talent. Risks and the lifecycle of our assets and across our value chain. impacts are also heightened by increasing geopolitical tensions, the complex and continuously evolving legal and regulatory frameworks that apply to the Why is this important to BHP? jurisdictions where we operate, and potentially conflicting obligations under different national laws. For example, our Copper growth strategy in higher-risk The long-term viability of our business is closely connected to the wellbeing jurisdictions and partnerships with entities with less mature compliance of the communities and environments where we have a presence and our programs could heighten or introduce new exposure to these risks. business is subject to increasing, complex and changing regulatory and stakeholder expectations. At any stage of the asset lifecycle, our activities Examples of potential threats and operations may have or be perceived to have significant adverse Failing to prevent breaches of international standards, laws, regulations impacts on communities and environments. In these circumstances, we or other legal, regulatory, ethical, environmental, governance or may fail to meet the evolving expectations of our partners and stakeholders compliance obligations, such as external misstatements, inaccurate (including investors, governments, employees, suppliers, customers and financial or operational reporting, data breaches or a breach of our Indigenous peoples and other community members) whose support is continuous disclosure obligations. needed to realise our strategy and purpose. This could lead to loss of partner or stakeholder support or regulatory approvals, increased taxes Corruption (for example, in connection with the acquisition of and regulation, enforcement action, litigation (including class actions), or early-stage options in a country with weaker governance standards), otherwise impact our licence to operate and adversely affect our reputation, market misconduct or anti-competitive behaviour, including in relation ability to attract and retain talent, ability to access capital, operational to our joint venture operations. continuity and financial performance.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 69 Examples of potential threats Risk factor: Adopting technologies Engaging in or being associated with activities (including through and maintaining digital security non-operated joint ventures and our value chain) that have or are perceived to have individual or cumulative adverse impacts on nature (including biodiversity, land, waters and air), climate change, supply chain or responsible sourcing requirements, human rights or Indigenous Risks associated with adopting and implementing new peoples rights or cultural heritage. technologies, and maintaining the effectiveness of our Failing to meet evolving partner or stakeholder expectations in existing digital landscape (including cyber defences) connection with our alignment with global frameworks and societal across our value chain. goals, our strategic decisions, legal and regulatory obligations, acceptability of mining activities, relationships with Indigenous peoples, Why is this important to BHP? community wellbeing and the way we invest in communities or our approach to nature (including biodiversity, land, waters and air), climate Our business and operational processes are increasingly dependent change, supply chain or responsible sourcing requirements, human on the effective application and adoption of technology, which we use rights, Indigenous peoples rights or cultural heritage priorities. as a lever to deliver on our current and future operational, financial and Political, regulatory and judicial developments (such as legislation to social objectives. This exposes BHP to risks originating from adopting enact policy positions on climate change, nature-related risk or human or implementing new technologies, or failing to take appropriate action rights) could increase uncertainty in relation to our operating context, to position BHP for the digital future, which may impact the capabilities and/or require us to adjust our business plans or strategy. For example, we require, the effectiveness and efficiency of our operations and our changes to regulations may require us to modify mine plans, limit our ability to compete effectively. New technology adopted in our business access to reserves and resources, alter the timing or increase costs may not perform as anticipated and may result in unintended impacts associated with exploration and development of and production from, on our operations. We may also fail to maintain the effectiveness of or closure and rehabilitation of, our assets, increase sourcing costs or our existing and future digital landscape, including cyber defences, expose BHP to unanticipated environmental or other legacy liabilities. exposing us to technology availability, reliability and cybersecurity risks. These could lead to operational events, commercial disruption (such as Failing to adequately identify or to appropriately manage physical an inability to process or ship our products), corruption or loss of system climate-related risks and/or nature-related risks. For example, loss data, misappropriation or loss of funds, unintended loss or disclosure of important biodiversity and/or ecosystems as a result of operational of commercial or personal information, enforcement action or litigation, activities (e.g. unauthorised clearing of high value vegetation) could which could also impact the environment and partners, suppliers and result in land access restrictions, increase of fines or penalties or limit stakeholders across our value chain. Additionally, an inability to adequately our access to new opportunities. maintain existing technology or effectively implement critical new technology, including artificial intelligence (AI), or any sustained disruption to our existing Potential opportunities technology may adversely affect our licence to operate, reputation, results Strong social performance and active stakeholder engagement could of operations and financial performance. generate competitive advantages in the jurisdictions in which we operate, while the responsible stewardship of natural resources may enhance the Examples of potential threats resilience of our industry. Cyber incidents on our information or operational technology systems, including on third-party partners and providers (such as our cloud service Managements approach providers), may result in a failure of business-critical technology systems We have adopted and seek to apply policies and procedures that at one or more of our assets, which may reduce operational productivity, include targets, goals, commitments and/or describe our approach result in environmental damage, fines, penalties, litigation, regulatory to these matters, which aim to strengthen our social, human rights or governmental investigations, workforce disruption, prolonged and environmental performance and contribute to environmental negative media attention and/or adversely impact safety and financial and community resilience. performance. We have experienced cybersecurity threats in the past and may experience them in the future. As our dependence on information systems (including those of our third-party partners and FY2025 insights providers) grows, we may become more vulnerable to an increasing In FY2025, BHPs exposure to risks with significant social or threat of continually evolving cybersecurity risks. Failure to invest in appropriate technologies or to keep pace with environmental impacts remained broadly stable. We continue to advancements in technology that support the pursuit of our objectives monitor and seek to better understand the intersecting social and may adversely impact the effectiveness or efficiency of our business environmental risk landscape with intersections between climate and erode our competitive advantage. For example, a failure to implement change, nature, Indigenous peoples and human rights continuing appropriate technologies that support our assets to produce higher-grade to be a focus for stakeholders and civil society. commodities or less waste from existing resources (such as ongoing initiatives to incorporate new technologies and data analytics to leaching processes) could limit our ability to sell our commodities or reduce costs. For more information refer to OFR 9.4 2030 goals and social value scorecard Failure to identify, access and secure necessary infrastructure and OFR 9.5 People key inputs (including electricity, internet bandwidth, data, software, OFR 9.8 Climate change licences or other rights in intellectual property, hardware and talent) to support new technology innovations and advanced technologies OFR 9.9 Nature and environmental performance may adversely affect our ability to adopt, operate or retain access to OFR 9.11 Community those technologies. This includes AI and machine learning, process OFR 9.12 Indigenous peoples automation, robotics, data analytics, cloud computing, smart devices OFR 10 Samarco and remote working solutions. For example, adopting new technology to reduce GHG emissions using alternative energy sources may bhp.com/sustainability require new infrastructure, while effective implementation of new digital technologies (such as machine learning) may be heavily dependent on access to quality data. Adopting new technologies like data science, AI and robotics requires new capabilities across our organisation. This may require re-skilling of our existing workforce and could replace some tasks and result in workforce changes. A failure to manage these changes effectively could lead to adverse impacts, including eroding our workplace culture and reputation, political and societal dissatisfaction, industrial action or operational disruptions, thereby posing a threat to our business continuity.

70 BHP Annual Report 2025 11 Risk factors continued The continued increase in the use of Al and machine learning Examples of potential threats may increase our exposure to emerging cybersecurity risks and Introduction or improvement of low-carbon technologies or changes in additional risks, including those relating to the protection of data (such as customer preference for products (including the grade of products) that increased exposure of confidential or otherwise protected information support the transition to a low-carbon economy may decrease demand to unauthorised recipients), which could result in liability under or for some of our products, increase our costs or decrease the availability termination of our contracts with third parties, misuse of intellectual of key inputs to production. For example: property, legal disputes or other unintended consequences. Rapid shift to alternative steelmaking technology pathways Failure to adopt or successfully integrate new technology, technology (including electric arc furnace (EAF) and direct reduced iron (DRI) enhancements or technology acquired through inorganic growth (such steelmaking) may reduce anticipated demand for our steelmaking as through acquisition of a company with different types and standards coal and may result in the early closure or divestment of our of security, technologies and systems) may result in impacts to our steelmaking coal mines. business and operations. This could lead to operational stoppage events, Increased recovery and reuse rates of commodities may reduce commercial disruption (such as an inability to pay or accept payment), demand for our products. inability to disclose accurately or an inability to adequately maintain existing technology. Adverse macroeconomic changes, such as a decline in global Failure or outage of our information or operational technology systems. economic activity and/or security, could be exacerbated by the transition to a low-carbon economy and reduce anticipated demand Potential opportunities for our future-facing commodities. Technology solutions have the potential to unlock greater productivity and Perceptions of climate-related financial risk and/or social concerns safety performance within our operations, reduce GHG emissions and/or around climate change may result in investors divesting our securities better optimise our portfolio through enhancing the identification and or changing their expectations or requirements for investment in our access of previously unknown, inaccessible or uneconomic resources. securities, cause financial institutions not to provide financing or other products (such as insurance cover) to BHP or to our suppliers or Managements approach customers, affect our suppliers willingness to provide goods or services, We continue to employ a number of measures designed to protect against, and affect our customers demand to procure our commodities. In turn, detect and respond to cyber incidents. More broadly, we monitor regulatory these factors could increase our costs and adversely impact our ability and industry changes and seek to develop, implement and maintain to optimise our portfolio and pursue growth opportunities. technological solutions with appropriate guardrails and controls in place Perceived or actual misalignment of BHPs climate actions (goals, to support compliance with an evolving regulatory environment and meet targets and performance) with societal and investor expectations, societal expectations. which may diverge across jurisdictions in which we operate, or a failure to deliver our climate actions, may result in damage to our reputation, reduced investor confidence, climate-related litigation FY2025 insights (including class actions) or give rise to other adverse regulatory, legal or market responses. Our exposure to risks associated with adopting technologies and maintaining digital security remained stable but elevated in Sub-optimal selection, quality, implementation or effectiveness of FY2025. This was due to external cybersecurity threat conditions, technology and related low-carbon supplies that are intended to with high-profile cyber incidents experienced by other businesses contribute towards the delivery of our climate targets, goals and across Australia and abroad, and the increasing adoption of AI, strategies, or unavailability of that technology and related low-carbon machine learning and related technologies. Increasing geopolitical supplies (including due to the failure of trials of new technology, a failure tensions and conflict continue to impact global cyber threats with of external equipment manufacturers or suppliers to deliver on schedule nation-state threat actors targeting non-BHP critical infrastructure, or competition for limited supply) could prevent, limit, delay or increase such as the recent cyber incident disrupting the largest US water costs in achieving our plans for operational decarbonisation. utility companys operations and on multiple US telecommunications Changes or ambiguity in laws, regulations, policies, obligations, government companies. We continue to monitor and manage the increasing actions and our ability to anticipate and respond to such changes or exposure, including through leveraging next generation technologies, accurately interpret the ambiguity, including GHG emission targets support and input from strategic cybersecurity partners, utilising and schemes, restrictive licensing, carbon taxes, carbon offsetting threat intelligence capabilities and conducting resilience exercises regulations, border adjustments or the addition or removal of subsidies, to uplift our response in the instance of a cyber incident. may give rise to adverse regulatory, legal or market responses. For example, the implementation of regulations intended to reduce GHG emissions in the steel industry in China could adversely impact For more information refer to demand for our steelmaking coal or iron ore. In addition, inadequate OFR 3 Our key differentiators market supply of credible carbon credits or price volatility in carbon OFR 9.8 Climate change markets could increase our operating costs or result in adverse social value or compliance implications. Inconsistent or developing regulatory regimes globally may increase the likelihood of an inadvertent failure Risk factor: Low-carbon transition or inability to comply with some regulations or to address diverging interests of stakeholders and exacerbate the impacts of transition risks. Potential opportunities Risks associated with the transition to a low-carbon economy. We believe our products are well placed to support global trends. For instance, our copper, iron ore, steelmaking coal and uranium Why is this important to BHP? provide essential building blocks for existing and new renewable energy Transition risks arise from existing and emerging policy, regulatory, legal, infrastructure and alternative power generation and electric vehicles, technological, market and other societal responses to the challenges while our potash fertiliser options, once operational, have the potential posed by climate change and the transition to a low-carbon economy. to promote more efficient and profitable agriculture and help alleviate As a world-leading resources company, BHP is exposed to a range the increased competition for arable land. of transition risks that could affect the execution of our strategy or our operational efficiency, asset values and growth options, resulting in a material adverse impact on our financial performance, share price or reputation, including increased potential for litigation. The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify our other risk factors. Additionally, the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy and our business.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 71 Managements approach Extreme weather and climate-related events, such as heatwaves, extreme precipitation and flooding, hurricanes, cyclones and fires. We have established climate change targets and goals, which are set out For example, production at Olympic Dam was halted for two weeks due in OFR 9.8, and have mandatory minimum performance requirements for to severe storms in the first half of FY2025, resulting in production loss. managing climate-related risks (threats and opportunities), including the Other natural events, including earthquakes, tsunamis, wildfires, solar Environment Global Standard and the Climate Change Global Standard. flares and pandemics. We use climate-related scenarios, as well as our planning cases and monitor themes and signposts (such as emerging policy, regulatory, Potential physical climate-related impacts, such as acute risks that legal, technological, market and other societal developments) to evaluate are event driven (including increased frequency and severity of the resilience of our portfolio, allocate capital, inform our strategy and extreme weather events) and chronic risks resulting from longer-term other decision-making, and to otherwise support the management of changes in climate patterns. Climate hazards may include changes emerging risks. in precipitation patterns, water shortages, rising sea levels, increased storm intensity, prolonged extreme temperatures and increased drought, fire and flooding. FY2025 insights Failure by suppliers, contractors or joint venture partners to perform Our exposure to transition risks remained broadly stable during existing contracts or obligations (including due to insolvency or supply FY2025 as recent regulatory developments were implemented, chain disruptions), such as construction of large projects or supply including the enhanced Safeguard Mechanism in Australia and of key inputs to our business (for example, consumables for our new standards for mandatory climate-related financial disclosures mining equipment). that BHP will be required to comply with in future years, such as Failure of our risk management or other processes (including controls) AASB S2 (Australian Sustainability Reporting Standard). The US to prepare for or manage any of the risks discussed in this risk factors withdrawal from the Paris Agreement and its approach to energy section may inhibit our (or our third-party partners and providers) policy may also affect global transition efforts. ability to manage any resulting adverse events and may disrupt our operations or adversely impact our financial performance or reputation. For more information refer to This includes unknown pre-existing failures in organisations, businesses or assets that we acquire or invest in through non-organic growth, OFR 4 Positioning for growth as well as any failures that occur during the integration of acquired OFR 9.4 2030 goals and social value scorecard businesses to our business (for example, due to different standards or OFR 9.8 Climate change systems). This also includes the failure of our insurance to sufficiently OFR 9.9 Nature and environmental performance cover losses from risks to our business. bhp.com/climate Potential opportunities Building the resilience of our business may enhance our ability to efficiently identify and manage related risks, supporting proactive, focused and Risk factor: Inadequate business prioritised deployment of resources to reduce exposure to adverse events. resilience Managements approach We continue to monitor our state of readiness, including through the use of scenario analysis, and the external environment, including political and Risks associated with unanticipated or unforeseeable economic factors, to support the identification and management of related adverse events and a failure of planning and preparedness risks. For instance, we continue to implement Group-wide controls that are designed to enhance business resilience, including BHPs mandatory to respond to, manage and recover from adverse events minimum performance requirements for security, crisis and emergency (including potential physical climate-related impacts). management and business continuity plans, and seek to maintain an investment grade credit rating. Why is this important to BHP? In addition to the threats described in our other risk factors, our business could experience unanticipated, unforeseeable or other adverse events FY2025 insights (internal or external) that could harm our people (both physical and Our exposure to risks associated with inadequate business psychosocial harm), disrupt our operations or value chain or damage our resilience remained broadly stable in FY2025. As a result of assets or corporate offices, including our non-operated assets in which increasing climate-related weather events, we continue to BHP has a non-controlling interest. A failure to identify or understand implement Group-wide controls designed to enhance business exposure, adequately prepare for these events (including maintaining resilience and monitor the external environment to support early business continuity plans) or build wider organisational resilience may identification of risks to manage associated exposure. inhibit our (or our third-party partners and providers) ability to respond and recover in an effective and efficient manner. This includes a failure to build resilience to physical climate-related risks. Material adverse impacts on For more information refer to our business include reduced ability to access resources, markets and the OFR 8 Safety operational or other inputs required by our business, reduced production OFR 9.6 Health or sales of or demand for our commodities, or increased regulation, OFR 9.8 Climate change which could adversely impact our financial performance, share price OFR 9.9 Nature and environmental performance or reputation and could lead to litigation (including class actions). Examples of potential threats bhp.com/sustainability Geopolitical, global economic, regional or local developments or adverse events, such as social unrest, strikes, work stoppages, labour disruptions, social activism, terrorism, bomb threats, economic slowdown, acts of war or other significant disruptions in areas where we operate or have interests, including those that affect supply chains and/or end users of our products.

72 BHP Annual Report 2025 12 Performance by commodity Management believes the following information presented by commodity In the longer run, copper fundamentals remain attractive. Demand is provides a meaningful indication of the underlying financial and operating expected to grow from ~33 Mt today to &gt;50 Mt by 2050, with the key performance of the assets, including equity accounted investments, of drivers being Traditional economic growth (home building, electrical each reportable segment. Information relating to assets that are accounted equipment and household appliances), Energy Transition (renewables for as equity accounted investments is shown to reflect BHPs share, and electric vehicles) and Digital (Artificial Intelligence and Data unless otherwise noted, to provide insight into the drivers of these assets. Centres). We anticipate that the cost curve for the mines needed to meet this demand is likely to steepen as both operational and development For more information as to the statutory determination of our reportable challenges progressively increase. For future mine supply to be segments, refer to Financial Statements note 1 Segment reporting incentivised we believe prices still need to rise from levels seen in the second half of FY2025. Unit costs is one of our non-IFRS financial measures used to monitor the performance of our individual assets and is included in the analysis of each Production reportable segment. Total Copper production for FY2025 increased by 8 per cent to 2,017 kt. Escondida achieved its highest production in 17 years, increasing 16 per For the definition and method of calculation of our non-IFRS financial cent due to record concentrator throughput, improved recoveries, higher measures, including Underlying EBITDA and Unit costs, refer to OFR 13 concentrator feed grade of 1.02 per cent (FY24: 0.88 per cent) and the Full SaL leaching project which achieved first production in Q4 FY25. 12.1 Copper Pampa Norte, consisting of Spence and Cerro Colorado, copper Detailed below is financial and operating information for our Copper assets production increased by 1 per cent to 268 kt. Spence production comparing FY2025 to FY2024. increased 5 per cent to a record 268 kt due to improved stacked feed grade. Concentrator throughput, feed grade and recovery was broadly in line with the prior period. Cerro Colorado remains in temporary care and Year ended 30 June maintenance, having contributed 11 kt of copper production in FY2024. US$M 2025 2024 Copper South Australia copper production decreased by 2 per cent to Revenue 22,530 18,566 316 kt due to the two-week weather-related power outage in Q2. Underlying EBITDA 12,326 8,564 Net operating assets 40,884 36,368 Antamina copper production decreased by 17 per cent to 119 kt, reflecting lower concentrator throughput and a decline in feed grade. Zinc production Capital expenditure 4,392 3,711 was 5 per cent higher at 109 kt, as a result of higher zinc feed grades. Underlying ROCE 17% 13% Carajs produced 9.4 kt of copper and 7.3 troy koz of gold. Total copper production (kt) 2,017 1,865 Financial results Average realised prices Copper revenue increased by US$4 billion to US$22.5 billion in FY2025 Copper (US$/lb) 4.25 3.98 due to higher average realised copper prices and higher production. Unit costs Underlying EBITDA for Copper increased by US$3.8 billion to Escondida (US$/lb) 1.19 1.45 US$12.3 billion. Price impacts, net of price-linked costs, increased Spence (US$/lb) 2.07 2.13 Underlying EBITDA by US$1.7 billion. Higher volumes increased Copper South Australia (US$/lb) 1.18 1.37 Underlying EBITDA by US$2.2 billion. Controllable cash costs increased by US$0.5 billion, primarily due Key drivers of Coppers financial results to one-off labour related costs combined with higher operational and maintenance contractor costs to support higher material moved. Price overview Inflation negatively impacted Underlying EBITDA by US$0.3 billion, Copper was heavily influenced by the threat of tariffs on US copper imports however was offset by a decrease in Non-cash costs of US$0.3 billion for much of the second half of FY2025. US prices on COMEX traded related to higher stripping capitalisation at Escondida, reflecting the at a significant premium to the London Metal Exchange (LME), which phase of the mine plans. incentivised much of the worlds available cathode to be shipped to the United States. Declining copper inventories elsewhere helped lift LME Outlook copper prices above US$10,000/t (US$4.54/lb) at the end of FY2025. Average prices for the second half of FY2025 were around US$9,400/t Copper production for FY2026 is expected to be between 1,800 and (US4.28/lb), up against the prior half, as well as year-on-year. In July 2025, 2,000 kt, reflecting planned lower grade in Chile. the US announced tariffs would exclude copper cathode, largely closing Escondida production of between 1,150 and 1,250 kt is expected in the COMEX-LME differential. Forward curves suggest the market still sees FY2026, reflecting an expected decrease in concentrator feed grade. a risk of future tariffs, which could continue to influence trade flows. Spence production of between 230 and 250 kt is expected in FY2026 Chinese copper demand was stronger than expected during FY2025, due to expected lower concentrator feed grades and increased volume with growth in power infrastructure investment and policy support for of transitional ore processed. domestic consumer durables supplemented by a sharp rise in exports of Copper South Australia production of between 310 and 340 kt is expected manufactured goods. Chinese demand in FY2026 is expected to remain in FY2026, weighted to the second half. strong, though growth will decelerate off the current high base. Antamina copper production of between 120 to 140 kt and zinc production We maintain our expectation for the copper market to be broadly of between 90 and 110 kt is expected in FY2026. balanced in the coming year. Mine supply has seen some challenges in Escondida unit costs in FY2026 are expected to be between US$1.20 and recent months, with growth expectations downgraded in several regions. US$1.50 per pound (at an exchange rate of USD/CLP 940). Trade barriers could also hinder the movement of copper scrap, which may Spence unit costs in FY2026 are expected to be between US$2.10 and lead to greater demand for primary supply. US$2.40 per pound (at an exchange rate of USD/CLP 940). In the late 2020s, we expect new, as-yet uncommitted, mine supply to Copper South Australia unit costs in FY2026 are expected to be between be required as demand continues to grow and existing supply peaks. US$1.00 and US$1.50 per pound (at an exchange rate of AUD/USD 0.65) The world is expected to need around 10 Mt of new annual mine supply and prices for by-products of gold US$2,900/oz and uranium US$70/lb. over the next 10 years to meet growing demand.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 73 12.2 Iron Ore Financial results Total Iron Ore revenue decreased by US$5.0 billion to US$22.9 billion Detailed below is financial and operating information for our Iron Ore in FY2025, primarily due to lower average realised prices. assets comparing FY2025 to FY2024. Underlying EBITDA for Iron Ore decreased by US$4.5 billion to Year ended 30 June US$14.4 billion primarily due to lower average realised prices, net of US$M 2025 2024 price-linked costs, of US$4.3 billion. Lower net freight recoveries and an Revenue 22,919 27,952 increase in closed sites rehabilitation provision of US$0.2 billion was offset by favourable foreign exchange rate impacts of US$0.2 billion. Underlying EBITDA 14,396 18,913 Net operating assets 15,252 13,812 Outlook Capital expenditure 2,617 2,033 WAIO production is expected to be between 251 and 262 Mt (284 and Underlying ROCE 64% 83% 296 Mt on a 100 per cent basis) in FY2026, incorporating the planned rebuild of Car Dumper 3 in HY2026 and the ongoing tie-in activities Total iron ore production (Mt) 263 260 for RTP1. Average realised prices WAIO unit costs in FY2026 are expected to be between US$18.25 and Iron ore (US$/wmt, FOB) 82.13 101.04 US$19.75 per tonne (based on an exchange rate of AUD/USD 0.65) .. Unit costs Samarco production is expected to be between 7.0 and 7.5 Mt (BHP share) WAIO (US$/t) 18.56 18.19 in FY2026 with the second concentrator now online, somewhat offset by Key drivers of Iron Ores financial results planned maintenance expected during the financial year. Price overview 12.3 Coal Iron ore benchmark prices averaged around US$100/dmt in the second Detailed below is financial and operating information for our Coal assets half of FY2025, similar to the first half. The price was supported by steady comparing FY2025 to FY2024. seaborne iron ore demand and relatively weak iron ore supply from the major seaborne exporters in the March quarter. Chinese demand has Year ended 30 June been resilient, benefiting from solid infrastructure investment, healthy US$M 2025 2024 manufacturing particularly for sectors related to the energy transition, and Revenue 5,046 7,666 strong steel exports. These factors offset continued weakness in the real estate sector. Iron ore demand in the rest of the world was mixed: Demand Underlying EBITDA 573 2,290 from developing Asian economies continued to grow along with new Net operating assets 6,357 6,472 blast furnace capacity, while Developed Asia and European demand was Capital expenditure 525 646 impacted by planned blast furnace capacity retirements and maintenance Underlying ROCE (1%) 19% in response to subdued steel demand. Total steelmaking coal production (Mt) 18 22 Looking ahead, rising trade protectionism could weigh on global iron ore Total energy coal production (Mt) 15 15 and steel demand in the near term. Seaborne supply is expected to be higher as production from existing supply basins normalises, and as new Average realised prices capacity comes onto the market including from Simandou. Steelmaking coal (US$/t) 193.82 266.06 Our estimate of cost support continues to sit in the US$80-100/t range Hard coking coal (HCC) (US$/t) 193.82 273.03 on a 62% Fe CFR basis, formed by approximately 180 Mt of higher cost Weak coking coal (WCC) (US$/t) 205.54 supply, mainly from Australian junior miners, Indian fines and some Energy coal (US$/t) 107.80 121.52 Chinese domestic mines. Over 60% of this supply sits above the US$90/t mark for cost support. Export volumes of price-sensitive Indian fines Unit costs continued to drop significantly over the second half of FY2025. As the BMA (US$/t) 127.50 119.54 market turns more competitive, some additional high-cost suppliers may leave the market in the coming years. Key drivers of Coals financial results We maintain our view that Chinas steel production is likely to maintain its plateau around the 1 Bt level until the late 2020s. However, Chinese pig Price overview iron production is expected to decline over this period with more scrap Steelmaking coal prices declined in second half of FY2025 as seaborne used in steelmaking. In the long run, seaborne iron ore trade is likely demand weakness more than offset ongoing seaborne supply disruptions to undergo steady diversification as demand grows in other developing in Australia. regions. On the supply side, traditional suppliers may need to weigh Indian pig iron production growth remained strong. Lower demand from future investment to sustain production in the face of grade decline Developed Asia and Europe, and higher domestic coal production in and resource depletion. China weighed on global seaborne steelmaking coal demand. Weak steel margins outside China also prompted steel mills to reduce their blend Production of premium coals. Total Iron Ore production increased by 1 per cent to a record 263 Mt. In the near term, the recovery of Australian supply is likely to continue. WAIO delivered another full year production record of 257 Mt (290 Mt Chinese policy toward domestic coal supply remains a key uncertainty on a 100 per cent basis) and record shipments. This strong performance for global steelmaking coal markets, with Chinese coking coal prices reflects supply chain excellence with record productive movement, in increasing since July owing to market expectations for supply intervention. addition to improved rail cycle times, and enhanced car dumper and Over the longer term, we expect that higher quality steelmaking coals, such ship loader performance unlocked by the Port Debottlenecking Project 1 as those produced by our BMA assets, will be valued for their role in reducing (PDP1). South Flank exceeded nameplate capacity of 80 Mt (100 per cent the greenhouse gas emission intensity of blast furnaces. In addition, robust basis) in its first year following ramp up, contributing to record Ore for Rail hard coking coal imports from developing countries such as India, will (OFR) volumes from the Central Pilbara hub (South Flank and Mining Area lead to growing and resilient demand for decades to come. With the major C). The record production was delivered despite the impact of Tropical seaborne supply region of Queensland not being conducive to long-life capital Cyclone Zelia and Tropical Storm Sean in Q3, and the planned increase investment owing to the current royalty regime, the scarcity value of higher in tie-in activity of the multi-year Rail Technology Programme (RTP1). quality steelmaking coals may also increase over time. Samarco production increased by 34 per cent to 6.4 Mt (BHP share), following the ramp up of the second concentrator.

74 BHP Annual Report 2025 12 Performance by commodity continued Production Potash Steelmaking coal Potash recorded an Underlying EBITDA loss of US$284 million in FY2025, BMA production decreased by 19 per cent to 18 Mt due to the divestment compared to a loss of US$255 million in FY2024. of Blackwater and Daunia mines in FY2024. Excluding the divestment, Jansen Stage 1 is 68 per cent complete with estimated date of first production production increased 5 per cent underpinned by improved truck under review, which may revert to the original schedule of mid-CY2027. productivity that led to increased production across all open cut mines. Price overview Energy coal Potash prices moved higher during the second half of FY2025 on NSWEC production decreased by 2 per cent to 15 Mt due to increased strong demand, particularly from India and Southeast Asia, reports of wet weather impacting truck productivity, as well as a higher proportion maintenance at Russian and Belarusian mines, and disruptions in Laos. of washed coal and reduced truck availability in Q1, partially offset by In FY2026, we expect the potash market to come closer to balance as a drawdown of inventory. demand adjusts to current market conditions. Financial results In the medium term, potash demand is expected to continue to benefit from Coal revenue decreased by US$2.6 billion to US$5.0 billion in FY2025 a rising and wealthier population and changing diets, while additional supply mainly due to lower average realised prices and the divestment of from traditional and emerging basins is also expected to be added to the Blackwater and Daunia in FY2024. market over this period. Underlying EBITDA for Coal decreased by US$1.7 billion to US$0.6 billion. Longer term, we believe that potash stands to benefit from the intersection Price impacts, net of price-linked costs, decreased Underlying EBITDA of several global megatrends: rising population, changing diets and the by US$1.1 billion and the divestment of Blackwater and Daunia in FY2024 need for more sustainable and efficient use of arable land for agriculture. reduced EBITDA by US$0.4 billion. These attractive long-term demand fundamentals combined with Jansens expected position in the industry as one of the lowest cost producers once Controllable cash costs increased by US$0.3 billion primarily due to it has ramped up will cement the role of potash within BHPs portfolio over inventory drawdowns to offset the impact of Broadmeadow geotechnical the long term. characteristics and significant wet weather. Favourable foreign exchange rate impacts of US$0.1 billion were offset by higher Inflation of US$0.1 billion. 12.5 Impact of changes to commodity prices Outlook The prices we obtain for our products are a key driver of value for BHP. BMA production is expected to be between 18 and 20 Mt (36 and 40 Mt Fluctuations in these commodity prices affect our results, including cash on a 100 per cent basis) in FY2026, weighted to the second half. flows and asset values. The estimated impact of changes in commodity prices in FY2025 on our key financial measures is set out below. BMA unit costs in FY2026 are expected to be between US$116 and US$128 per tonne (based on an exchange rate of AUD/USD 0.65) . Impact on NSWEC production is expected to be between 14 and 16 Mt in FY2026. Impact on profit Underlying after taxation EBITDA (US$M) (US$M) 12.4 Other assets US1/lb on copper price 29 42 Detailed below is an analysis of Other assets financial and operating US$1/t on iron ore price 162 232 performance comparing FY2025 to FY2024. US$1/t on steelmaking coal price 8 11 Western Australia Nickel US$1/t on energy coal price 9 14 Key drivers of Western Australia Nickels financial results Price overview The nickel market remained in surplus in the second half of FY2025, with prices trending generally lower across the period. While demand for electric vehicles in China has grown strongly, sales penetration in OECD countries has been below expectations. The share of non-nickel battery chemistries has also risen, weighing on near-term nickel demand growth. These trends are expected to continue in the near term, suggesting that the market will remain in surplus. Indonesian supply continues to grow strongly, though Indonesian government policy remains a key factor for future growth. Production Western Australia Nickel (WAN) production decreased by 63 per cent to 30 kt, as operations transitioned into temporary suspension in December 2024. Financial results WAN revenue decreased by US$0.7 billion to US$0.8 billion in FY2025, as operations transitioned into temporary suspension in December 2024. WAN recorded an Underlying EBITDA loss of US$0.6 billion in FY2025, including care and maintenance program of works, compared to a loss of US$0.3 billion in FY2024. Outlook As previously announced, BHP intends to review the decision to temporarily suspend WAN by February 2027. As part of this review, BHP is assessing the potential divestment of the WAN assets. Any decision to divest will be subject to an assessment against other options, including continuing temporary suspension, restart or closure.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 75 13 Non-IFRS financial information We use various non-IFRS financial information to reflect our underlying financial performance. Non-IFRS financial information is not defined or specified under the requirements of IFRS, however is derived from the Groups Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information and the below reconciliations included in this document are unaudited. The non-IFRS financial information presented is consistent with how management reviews the financial performance of the Group with the Board and the investment community. Sections 13.1 and 13.2 outline why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a companys profitability, liquidity or financial position. The following tables provide reconciliations between non-IFRS financial information and their nearest respective IFRS measure. Exceptional items To improve the comparability of underlying financial performance between reporting periods, some of our non-IFRS financial information adjusts the relevant IFRS measures for exceptional items. For more information on exceptional items refer to Financial Statements note 3 Exceptional items Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Groups Consolidated Financial Statements. The exceptional items included within the Groups profit for the financial years are detailed below. 2025 2024 2023 Year ended 30 June US$M US$M US$M Revenue Other income 877 Expenses excluding net finance costs, depreciation, amortisation and impairments (621) (139) (103) Depreciation and amortisation Impairments of property, plant and equipment and intangibles net of reversals 90 (3,800) Profit/(loss) from equity accounted investments, related impairments and expenses (245) (3,032) 215 Profit/(loss) from operations (776) (6,094) 112 Financial expenses (458) (506) (452) Financial income Net finance costs (458) (506) (452) Profit/(loss) before taxation (1,234) (6,600) (340) Income tax (expense)/benefit 96 837 (266) Royalty-related taxation (net of income tax benefit) Total taxation (expense)/benefit 96 837 (266) Profit/(loss) after taxation (1,138) (5,763) (606) Total exceptional items attributable to non-controlling interests (107) Total exceptional items attributable to BHP shareholders (1,138) (5,763) (499) Exceptional items attributable to BHP shareholders per share (US cents) (22.4) (113.7) (9.8) Weighted basic average number of shares (million) 5,073 5,068 5,064

76 BHP Annual Report 2025 13 Non-IFRS financial information continued Non-IFRS financial information derived from Consolidated Income Statement Underlying attributable profit 2025 2024 2023 Year ended 30 June US$M US$M US$M Profit after taxation attributable to BHP shareholders 9,019 7,897 12,921 Total exceptional items attributable to BHP shareholders1 1,138 5,763 499 Underlying attributable profit 10,157 13,660 13,420 1. For more information refer to Financial Statements note 3 Exceptional items. Underlying basic earnings per share 2025 2024 2023 Year ended 30 June US cents US cents US cents Basic earnings per ordinary share 177.8 155.8 255.2 Exceptional items attributable to BHP shareholders per share1 22.4 113.7 9.8 Underlying basic earnings per ordinary share 200.2 269.5 265.0 1. For more information refer to Financial Statements note 3 Exceptional items. Underlying EBITDA 2025 2024 2023 Year ended 30 June US$M US$M US$M Profit from operations 19,464 17,537 22,932 Exceptional items included in profit from operations1 776 6,094 (112) Underlying EBIT 20,240 23,631 22,820 Depreciation and amortisation expense 5,540 5,295 5,061 Impairments of property, plant and equipment and intangibles net of reversals 108 3,890 75 Exceptional items included in depreciation, amortisation and impairments1 90 (3,800) Underlying EBITDA 25,978 29,016 27,956 1. For more information refer to Financial Statements note 3 Exceptional items.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 77 Underlying EBITDA Segment Group and unallocated Year ended 30 June 2025 items/ US$M Copper Iron Ore Coal eliminations2 Total Group Profit from operations 9,956 11,826 (33) (2,285) 19,464 Exceptional items included in profit from operations1 321 455 776 Depreciation and amortisation expense 2,351 2,098 602 489 5,540 Impairments of property, plant and equipment and intangibles net of reversals 19 151 4 (66) 108 Exceptional items included in depreciation, amortisation and impairments1 90 90 Underlying EBITDA 12,326 14,396 573 (1,317) 25,978 Group and unallocated Year ended 30 June 2024 items/ US$M Copper Iron Ore Coal eliminations2 Total Group Profit from operations 6,524 13,759 2,557 (5,303) 17,537 Exceptional items included in profit from operations1 3,066 (880) 3,908 6,094 Depreciation and amortisation expense 2,023 2,027 611 634 5,295 Impairments of property, plant and equipment and intangibles net of reversals 17 61 2 3,810 3,890 Exceptional items included in depreciation, amortisation and impairments1 (3,800) (3,800) Underlying EBITDA 8,564 18,913 2,290 (751) 29,016 Group and unallocated Year ended 30 June 2023 items/ US$M Copper Iron Ore Coal eliminations2 Total Group Profit from operations 4,810 14,847 4,295 (1,020) 22,932 Exceptional items included in profit from operations1 (176) 64 (112) Depreciation and amortisation expense 1,810 1,993 697 561 5,061 Impairments of property, plant and equipment and intangibles net of reversals 33 28 6 8 75 Underlying EBITDA 6,653 16,692 4,998 (387) 27,956 1. For more information refer to Financial Statements note 3 Exceptional items. 2. Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments. Exceptional Exceptional items included items included Depreciation in depreciation, Year ended 30 June 2025 Profit from in profit from and Impairments amortisation and Underlying US$M operations operations1 amortisation net of reversals impairments1 EBITDA Potash (286) 2 (284) Western Australia Nickel (909) 320 (90) 90 (589) Other2 (1,090) 135 487 24 (444) Total (2,285) 455 489 (66) 90 (1,317) Exceptional Exceptional items included items included Depreciation in depreciation, Year ended 30 June 2024 Profit from in profit from and Impairments amortisation and Underlying US$M operations operations1 amortisation net of reversals impairments1 EBITDA Potash (257) 2 (255) Western Australia Nickel (4,174) 3,800 72 3,800 (3,800) (302) Other2 (872) 108 560 10 (194) Total (5,303) 3,908 634 3,810 (3,800) (751) Exceptional Exceptional items included items included Depreciation in depreciation, Year ended 30 June 2023 Profit from in profit from and Impairments amortisation and Underlying US$M operations operations1 amortisation net of reversals impairments1 EBITDA Potash (207) 2 (205) Western Australia Nickel 55 105 2 162 Other2 (868) 64 454 6 (344) Total (1,020) 64 561 8 (387) 1. For more information refer to Financial Statements note 3 Exceptional items. 2. Other includes functions, other unallocated operations, legacy assets and consolidation adjustments.

78 BHP Annual Report 2025 13 Non-IFRS financial information continued Underlying EBITDA margin Group and unallocated Year ended 30 June 2025 items/ US$M Copper Iron Ore Coal eliminations1 Total Group Revenue Group production 20,685 22,891 5,046 530 49,152 Revenue Third-party products 1,845 28 237 2,110 Revenue 22,530 22,919 5,046 767 51,262 Underlying EBITDA Group production 12,235 14,392 573 (1,341) 25,859 Underlying EBITDA Third-party products 91 4 24 119 Underlying EBITDA2 12,326 14,396 573 (1,317) 25,978 Segment contribution to the Groups Underlying EBITDA3 45% 53% 2% 100% Underlying EBITDA margin4 59% 63% 11% 53% Group and unallocated Year ended 30 June 2024 items/ US$M Copper Iron Ore Coal eliminations1 Total Group Revenue Group production 16,545 27,927 7,666 1,470 53,608 Revenue Third-party products 2,021 25 4 2,050 Revenue 18,566 27,952 7,666 1,474 55,658 Underlying EBITDA Group production 8,490 18,916 2,290 (753) 28,943 Underlying EBITDA Third-party products 74 (3) 2 73 Underlying EBITDA2 8,564 18,913 2,290 (751) 29,016 Segment contribution to the Groups Underlying EBITDA3 29% 64% 7% 100% Underlying EBITDA margin4 51% 68% 30% 54% Group and unallocated Year ended 30 June 2023 items/ US$M Copper Iron Ore Coal eliminations1 Total Group Revenue Group production 14,164 24,791 10,958 2,009 51,922 Revenue Third-party products 1,863 21 11 1,895 Revenue 16,027 24,812 10,958 2,020 53,817 Underlying EBITDA Group production 6,635 16,693 4,998 (387) 27,939 Underlying EBITDA Third-party products 18 (1) 17 Underlying EBITDA2 6,653 16,692 4,998 (387) 27,956 Segment contribution to the Groups Underlying EBITDA3 23% 59% 18% 100% Underlying EBITDA margin4 47% 67% 46% 54% 1. Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments. 2. We differentiate sales of our production (which may include third-party product feed) from direct sales of third-party products to better measure our operational profitability as a percentage of revenue. We may buy and sell third-party products to ensure a steady supply of product to our customers where there is occasional production variability or shortfalls from our assets. 3. Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items. 4. Underlying EBITDA margin excludes third-party products. Effective tax rate 2025 2024 2023 Profit Income Profit Income Profit Income before tax before tax before tax taxation expense taxation expense taxation expense Year ended 30 June US$M US$M % US$M US$M % US$M US$M % Statutory effective tax rate 18,353 (7,210) 39.3 16,048 (6,447) 40.2 21,401 (7,077) 33.1 Adjusted for: Exchange rate movements 21 (79) 94 Exceptional items1 1,234 (96) 6,600 (837) 340 266 Adjusted effective tax rate 19,587 (7,285) 37.2 22,648 (7,363) 32.5 21,741 (6,717) 30.9 1. For more information refer to Financial Statements note 3 Exceptional items.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 79 Non-IFRS financial information derived from Consolidated Cash Flow Statement Capital and exploration expenditure 2025 2024 2023 Year ended 30 June US$M US$M US$M Capital expenditure (purchases of property, plant and equipment) 9,398 8,816 6,733 Add: Exploration and evaluation expenditure 396 457 350 Capital and exploration expenditure (cash basis) 9,794 9,273 7,083 Free cash flow 2025 2024 2023 Year ended 30 June US$M US$M US$M Net operating cash flows 18,692 20,665 18,701 Net investing cash flows (13,350) (8,762) (13,065) Free cash flow 5,342 11,903 5,636 Non-IFRS financial information derived from Consolidated Balance Sheet Net debt and gearing ratio 2025 2024 2023 Year ended 30 June US$M US$M US$M Interest bearing liabilities Current 2,018 2,084 7,173 Interest bearing liabilities Non-current 22,478 18,634 15,172 Total interest bearing liabilities 24,496 20,718 22,345 Comprising: Borrowing 21,543 17,602 19,326 Lease liabilities 2,953 3,116 3,019 Less: Lease liability associated with index-linked freight contracts 333 511 287 Less: Cash and cash equivalents 11,894 12,501 12,428 Less: Net debt management related instruments1 (595) (1,395) (1,572) Less: Net cash management related instruments2 (60) (19) 36 Less: Total derivatives included in net debt (655) (1,414) (1,536) Net debt 12,924 9,120 11,166 Net assets 52,218 49,120 48,530 Gearing 19.8% 15.7% 18.7% 1. Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities. 2. Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

80 BHP Annual Report 2025 13 Non-IFRS financial information continued Net debt waterfall 2025 2024 Year ended 30 June US$M US$M Net debt at the beginning of the period (9,120) (11,166) Net operating cash flows 18,692 20,665 Net investing cash flows (13,350) (8,762) Net financing cash flows (5,971) (11,669) Net (decrease)/increase in cash and cash equivalents (629) 234 Carrying value of interest bearing liability net (proceeds)/repayments (2,454) 2,236 Carrying value of debt related instruments settlements 147 321 Carrying value of cash management related instruments proceeds (195) (361) Fair value change on hedged loans (263) 214 Fair value change on hedging derivatives 290 (188) Foreign currency exchange rate changes on cash and cash equivalents 24 (159) Lease additions (excluding leases associated with index-linked freight contracts) (547) (429) Divestment of subsidiaries and operations 60 Other (177) 118 Non-cash movements (673) (384) Net debt at the end of the period (12,924) (9,120) Net operating assets The following table reconciles Net operating assets for the Group to Net assets on the Consolidated Balance Sheet. 2025 2024 Year ended 30 June US$M US$M Net assets 52,218 49,120 Less: Non-operating assets Cash and cash equivalents (11,894) (12,501) Trade and other receivables1 (17) (306) Other financial assets2 (1,251) (1,398) Current tax assets (545) (314) Deferred tax assets (78) (67) Add: Non-operating liabilities Trade and other payables3 332 297 Interest bearing liabilities 24,496 20,718 Other financial liabilities4 1,117 1,558 Current tax payable 900 884 Non-current tax payable 3 40 Deferred tax liabilities 3,506 3,332 Net operating assets 68,787 61,363 Net operating assets Copper 40,884 36,368 Iron Ore 15,252 13,812 Coal 6,357 6,472 Group and unallocated items5 6,294 4,711 Total 68,787 61,363 1. Represents external finance receivable, accrued interest receivable and receivables related to divestment of subsidiaries and operations included within other receivables. 2. Represents cross currency and interest rate swaps, forward exchange contracts related to cash management, investment in shares, other investments, deferred receivable from divestment of subsidiaries and operations and associated receivables contingent on outcome of future events relating to realised commodity prices. 3. Represents accrued interest payable included within other payables. 4. Represents cross currency and interest rate swaps and forward exchange contracts related to cash management. 5. Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 81 Other non-IFRS financial information Principal factors that affect Revenue, Profit from operations and Underlying EBITDA The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for FY2025 and relates them back to our Consolidated Income Statement. For information on the method of calculation of the principal factors that affect Revenue, Profit from operations and Underlying EBITDA refer to OFR 13.2 Total expenses, other income Depreciation, and profit/(loss) amortisation and from equity impairments and accounted Profit from exceptional Underlying Revenue investments operations items EBITDA US$M US$M US$M US$M US$M Year ended 30 June 2024 Revenue 55,658 Other income 1,285 Expenses excluding net finance costs (36,750) (Loss)/profit from equity accounted investments, related impairments and expenses (2,656) Total other income, expenses excluding net finance costs and (loss)/profit (38,121) from equity accounted investments, related impairments and expenses Profit from operations 17,537 Depreciation, amortisation and impairments1 9,185 Exceptional item included in Depreciation, amortisation and impairments (3,800) Exceptional items 6,094 Underlying EBITDA 29,016 Change in sales prices (4,580) (4,580) (4,580) Price-linked costs 875 875 875 Net price impact (4,580) 875 (3,705) (3,705) Change in volumes 2,540 (325) 2,215 2,215 Operating cash costs (893) (893) (893) Exploration and business development (60) (60) (60) Change in controllable cash costs2 (953) (953) (953) Exchange rates 354 354 354 Inflation on costs (538) (538) (538) Fuel, energy and consumable price movements 148 148 148 Non-cash 392 392 392 One-off items Change in other costs 356 356 356 Asset sales (40) (40) (40) Ceased and sold operations (1,944) 1,222 (722) (722) New and acquired operations Other (412) 223 (189) (189) Depreciation, amortisation and impairments (353) (353) 353 Exceptional items 5,318 5,318 (5,318) Year ended 30 June 2025 Revenue 51,262 Other income 368 Expenses excluding net finance costs (32,319) Profit/(loss) from equity accounted investments, related impairments 153 and expenses Total other income, expenses excluding net finance costs and profit/(loss) (31,798) from equity accounted investments, related impairments and expenses Profit from operations 19,464 Depreciation, amortisation and impairments1 5,648 Exceptional item included in Depreciation, amortisation and impairments 90 Exceptional items 776 Underlying EBITDA 25,978 1. Depreciation and impairments that we classify as exceptional items are excluded from depreciation, amortisation and impairments. Depreciation, amortisation and impairments includes non-exceptional impairments of US$198 million (FY2024: US$90 million). 2. Collectively, we refer to the change in operating cash costs and change in exploration and business development as Change in controllable cash costs. Operating cash costs by definition do not include non-cash costs. The change in operating cash costs also excludes the impact of exchange rates and inflation, changes in fuel, energy costs and consumable costs, changes in exploration and evaluation and business development costs and one-off items. These items are excluded so as to provide a consistent measurement of changes in costs across all segments, based on the factors that are within the control and responsibility of the segment.

82 BHP Annual Report 2025 13 Non-IFRS financial information continued Underlying return on capital employed (ROCE) 2025 2024 2023 Year ended 30 June US$M US$M US$M Profit after taxation 11,143 9,601 14,324 Exceptional items1 1,138 5,763 606 Subtotal 12,281 15,364 14,930 Adjusted for: Net finance costs 1,111 1,489 1,531 Exceptional items included within net finance costs1 (458) (506) (452) Income tax expense on net finance costs (224) (303) (342) Profit after taxation excluding net finance costs and exceptional items 12,710 16,044 15,667 Net assets at the beginning of the period 49,120 48,530 48,766 Net debt at the beginning of the period 9,120 11,166 333 Capital employed at the beginning of the period 58,240 59,696 49,099 Net assets at the end of the period 52,218 49,120 48,530 Net debt at the end of the period 12,924 9,120 11,166 Capital employed at the end of the period 65,142 58,240 59,696 Average capital employed 61,691 58,968 54,398 Underlying return on capital employed 20.6% 27.2% 28.8% 1. For more information refer to Financial Statements note 3 Exceptional items. Underlying return on capital employed (ROCE) by segment Group and unallocated Year ended 30 June 2025 items/ US$M Copper Iron Ore Coal eliminations1 Total Group Profit after taxation excluding net finance costs and exceptional items 5,750 8,541 (42) (1,539) 12,710 Average capital employed 33,906 13,408 6,590 7,787 61,691 Underlying return on capital employed 17% 64% (1%) 20.6% Group and unallocated Year ended 30 June 2024 items/ US$M Copper Iron Ore Coal eliminations1 Total Group Profit after taxation excluding net finance costs and exceptional items 4,099 11,877 1,254 (1,186) 16,044 Average capital employed 31,205 14,259 6,529 6,975 58,968 Underlying return on capital employed 13% 83% 19% 27.2% 1. Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (comprising Nickel West and West Musgrave, both transitioned into temporary suspension in December 2024), legacy assets and consolidation adjustments. Underlying return on capital employed (ROCE) by asset New South Year ended Western Copper BHP Western Wales 30 June 2025 Australia Pampa South Mitsubishi Australia Energy Total US$M Iron Ore Escondida Antamina Norte Australia Alliance Nickel1 Potash2 Coal3 Other Group Profit after taxation excluding net finance costs and exceptional items 8,579 4,144 505 469 846 67 (684) (331) 76 (961) 12,710 Average capital employed 19,890 11,213 1,513 4,353 15,282 6,564 (11) 7,324 (50) (4,387) 61,691 Underlying return on capital employed 43% 37% 33% 11% 6% 1% 20.6% New South Year ended Western Copper BHP Western Wales 30 June 2024 Australia Pampa South Mitsubishi Australia Energy Total US$M Iron Ore Escondida Antamina Norte Australia Alliance Nickel1 Potash2 Coal3 Other Group Profit after taxation excluding net finance costs and exceptional items 11,939 2,912 440 296 671 1,038 (369) (265) 277 (895) 16,044 Average capital employed 19,732 10,677 1,404 4,224 14,578 6,731 1,269 5,303 (364) (4,586) 58,968 Underlying return on capital employed 61% 27% 31% 7% 5% 15% 27.2% 1. Western Australia Nickel ROCE has not been shown following transition into temporary suspension. 2. Potash ROCE has not been shown because it is distorted as the asset is non-producing and in its development phase. 3. NSWEC ROCE has not been shown as it is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 83 Unit costs Unit costs do not include the re-allocation to assets in FY2024 and FY2025 of the costs associated with the employee entitlements and allowances review conducted in FY2023, which were reported in Group and Unallocated in that period. The calculation of Escondida, Spence and Copper South Australia unit costs are set out in the table below. Escondida unit costs Spence unit costs Copper South Australia unit costs US$M FY2025 FY2024 FY2025 FY2024 FY2025 FY2024 Revenue 13,177 10,013 2,726 2,271 4,655 4,085 Underlying EBITDA 8,593 5,759 1,296 961 1,936 1,568 Gross costs 4,584 4,254 1,430 1,310 2,719 2,517 Less: by-product credits 754 523 134 105 1,682 1,354 Less: freight 224 194 51 49 28 57 Less: government royalties 124 54 166 141 Less: re-allocation of costs associated with the employee entitlements and allowances review 2 14 Net costs 3,482 3,483 1,245 1,156 841 951 Sales (kt) 1,324 1,087 273 246 324 314 Sales (Mlb) 2,918 2,396 602 543 713 692 Cost per pound (US$)1 1.19 1.45 2.07 2.13 1.18 1.37 1. FY2025 based on average realised exchange rates of USD/CLP 951 (FY2024 USD/CLP 907) and on an average realised exchange rate of AUD/USD 0.65 (FY2024 AUD/USD 0.66) . The calculation of WAIO unit costs is set out in the table below. WAIO unit costs US$M FY2025 FY2024 Revenue 22,767 27,805 Underlying EBITDA 14,394 18,964 Gross costs 8,373 8,841 Less: freight 2,004 2,182 Less: government royalties 1,612 1,954 Less: re-allocation of costs associated with the employee entitlements and allowances review 28 48 Net costs 4,729 4,657 Sales (kt, equity share) 254,813 255,977 Cost per tonne (US$)1 18.56 18.19 1. FY2025 based on an average realised exchange rate of AUD/USD 0.65 (FY2024 AUD/USD 0.66) . The calculation of BMA unit costs is set out in the table below. BMA unit costs US$M FY2025 FY2024 Revenue 3,422 5,873 Underlying EBITDA 591 1,914 Gross costs 2,831 3,959 Less: freight 28 29 Less: government royalties 530 1,260 Less: re-allocation of costs associated with the employee entitlements and allowances review 1 5 Net costs 2,272 2,665 Sales (kt, equity share) 17,820 22,294 Cost per tonne (US$)1 127.50 119.54 1. FY2025 based on an average realised exchange rate of AUD/USD 0.65 (FY2024 AUD/USD 0.66) .

13.1 Definition and calculation of non-IFRS financial information Non-IFRS financial information Reasons why we believe the non-IFRS financial information is useful Calculation methodology Underlying attributable profit Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is also the basis on which our dividend payout ratio policy is applied. Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders. Underlying basic earnings per share On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items. Underlying attributable profit divided by the weighted basic average number of shares. Underlying EBITDA Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources. Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method, including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit). Underlying EBITDA margin Underlying EBITDA excluding third-party product EBITDA, divided by revenue excluding third-party product revenue. Underlying EBIT Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as Discontinued operations and any exceptional items. Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method, including net finance costs and taxation expense/(benefit). Profit from operations Earnings before net finance costs, taxation expense and Discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP’s share of profit/(loss) from investments accounted for using the equity method, including net finance costs and taxation expense/(benefit). Capital and exploration expenditure Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure. Purchases of property, plant and equipment and exploration and evaluation expenditure. Free cash flow It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders. Net operating cash flows less net investing cash flows. Net debt Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates. Net debt, along with the gearing ratio, is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders. Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date. Gearing ratio Ratio of Net debt to Net debt plus Net assets. Net operating assets Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them. Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances. Underlying return on capital employed (ROCE) Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items. Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed. Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period. The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact). Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods. Adjusted effective tax rate Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items. Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation excluding exceptional items.

13 Non-IFRS financial information continued 84 BHP Annual Report 2025 35528-001 18Aug25 20:19 Page 87 Non-IFRS financial information Reasons why we believe the non-IFRS financial information is useful Calculation methodology Unit costs Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non-controllable factors to enhance comparability between the Group’s assets. Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight, re-allocation of the costs associated with the employee entitlements and allowance review in FY2023, and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group. The re-allocation to assets in FY2024 and FY2025 of the costs associated with the employee entitlements and allowances review in FY2023 are excluded in asset unit costs as these costs were already recognised in Group and Unallocated in FY2023. Escondida, Spence and Copper South Australia unit costs exclude: – by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production – government royalties, as these are costs that are not deemed to be under the Group’s control and the Group believes exclusion provides a similar basis of comparison to our peer group WAIO and BMA unit costs exclude: – government royalties, as these are costs that are not deemed to be under the Group’s control and the Group believes exclusion provides a similar basis of comparison to our peer group 13.2 Definition and calculation of principal factors The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows: Principal factor Method of calculation Change in sales prices Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes. Price-linked costs Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes. Change in volumes Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost. Controllable cash costs Total of operating cash costs and exploration and business development costs. Operating cash costs Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period. Exploration and evaluation and business development Exploration and evaluation and business development expense in the current period minus exploration and business development expense in the prior period. Exchange rates Change in exchange rate multiplied by current period local currency revenue and expenses. Inflation on costs Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations. Fuel, energy and consumable price movements Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period. Non-cash Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period. One-off items Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years. Asset sales Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period. Ceased and sold operations Underlying EBITDA for operations that ceased (including temporary suspension) or were sold in the current period minus Underlying EBITDA for operations that ceased (including temporary suspension) or were sold in the prior period. New and acquired operations Underlying EBITDA for operations that were acquired in the current period minus Underlying EBITDA for operations that were acquired in the prior period. Share of profit/(loss) from equity accounted investments Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period. Other Variances not explained by the above factors.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 85 35528-001 18Aug25 20:19 Page 88 14.1 Company details BHP Group Limited’s registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia. ‘BHP’, the ‘Company’, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ refer to BHP Group Limited, and except where the context otherwise requires, our subsidiaries. Refer to Financial Statements note 28 ‘Subsidiaries’ for a list of our significant subsidiaries. Those terms do not include non-operated assets. This Report covers functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a BHP-operated joint venture1 (referred to in this Report as ‘operated assets’ or ‘operations’) from 1 July 2024 to 30 June 2025 unless otherwise stated. Certain sections of this Report present data for comparative periods, which in relation to the Daunia and Blackwater mines (divested during FY2024) is shown up to completion on 2 April 2024, unless stated otherwise. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this Report as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this Report may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. BHP Group Limited has a primary listing on the Australian Securities Exchange. BHP holds an international secondary listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange and an ADR program listed on the New York Stock Exchange. 14.2 Forward-looking statements This Report contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements, other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘desire’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’, or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Examples of forward-looking statements contained in this Report include, without limitation, statements describing (i) our strategy, Our Values and how we define our success; (ii) our expectations regarding future demand for certain commodities, in particular copper, nickel, iron ore, steelmaking coal, potash and steel and our intentions, commitments or expectations with respect to our supply of certain commodities, including copper, nickel, iron ore, potash, uranium and gold; (iii) our future exploration and partnership plans and perceived benefits and opportunities, including our focus to grow our copper and potash assets; (iv) our business outlook, including our outlook for long?term economic growth and other macroeconomic and industry trends; (v) our projected and expected production and performance levels and development projects; (vi) our expectations regarding our investments, including in potential growth options and technology and innovation, and perceived benefits and opportunities; (vii) our reserves and resources estimates; (viii) our plans for our major projects and related budget and capital allocations; (ix) our expectations, commitments and objectives with respect to sustainability, decarbonisation, natural resource management, climate change and portfolio resilience and timelines and plans to seek to achieve or implement such objectives, including our approach to equitable change and transitions, our Climate Transition Action Plan, climate change adaptation strategy and goals, targets, pathways and strategies to seek to reduce or support the reduction of greenhouse gas emissions, and related perceived 14 Other information 1. References in this Annual Report to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. costs, benefits and opportunities for BHP; (x) the assumptions, beliefs and conclusions in our climate change related statements and strategies, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (xi) our commitment to social value and our 2030 goals; (xii) our commitments to sustainability reporting, frameworks, standards and initiatives; (xiii) our commitments to improve or maintain safe tailings storage management; (xiv) our commitments to achieve certain inclusion and diversity targets, aspirations and outcomes; (xv) our commitments to achieve certain targets and outcomes with respect to Indigenous peoples and the communities where we operate; (xvi) our commitments to achieve certain water-related targets and outcomes; and (xvii) our commitments to achieve certain health and safety targets and outcomes. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this Report. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this Report. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this Report will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include: (i) our ability to profitably produce and deliver the products extracted to applicable markets; (ii) the development and use of new technologies and related risks; (iii) the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; (iv) activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation or expansion of trade or export restrictions; (v) changes in environmental and other regulations; (vi) political or geopolitical uncertainty and conflicts; (vii) labour unrest; (viii) weather, climate variability or other manifestations of climate change; and (ix) other factors identified in the risk factors set out in OFR 11. In addition, there are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions and energy consumption data Due to the inherent uncertainty and limitations in measuring GHG emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this Report are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption, refer to the BHP GHG Emissions Calculation Methodology 2025, available at bhp.com/sustainability This Report is made in accordance with a resolution of the Board. Ross McEwan Chair Dated: 19 August 2025

1. Corporate governance at BHP Good corporate governance underpins the way we conduct business. This Corporate Governance Statement sets out the corporate governance framework currently in place for the Group, including the key policies and practices. BHP was fully compliant with the Recommendations of the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (ASX Fourth Edition) throughout FY2025. The ASX Fourth Edition is available at asx.com.au. BHP is also subject to governance requirements from our London Stock Exchange (LSE) and New York Stock Exchange (NYSE) listings and our registration with the Securities and Exchange Commission (SEC) in the United States. This Corporate Governance Statement is current as at 19 August 2025 and has been approved by the Board. More information on our corporate governance framework and practices is available at bhp.com/governance, which includes links to our Appendix 4G and each of the publicly available documents referenced in this Corporate Governance Statement Corporate Governance Statement 2. FY2025 corporate governance highlights Our Code of Conduct The Board approved the refreshed Our Code of Conduct in FY2025, which was published in March 2025. Our Code of Conduct applies to everyone who works for BHP, with BHP or on BHP’s behalf (including employees, directors and contractors). Our Code of Conduct was streamlined and updated in FY2025 to reflect changes to the external environment and our business context and to include a greater focus on values-driven decision-making in line with Our Values, which were refreshed in FY2024. BHP Chair transition A key activity during the year was the Chair succession and transition process. Ken MacKenzie retired as Chair and a Non-executive Director on 31 March 2025. Ross McEwan succeeded Ken MacKenzie as Chair of the Board and Chair of the Nomination and Governance Committee on 31 March 2025. The appointment of Ross McEwan as Chair followed a formal Chair succession process led by BHP Senior Independent Director, Gary Goldberg. Gender balance In April 2025, we achieved our aspirational goal to achieve gender balance within our employee workforce globally by CY2025, with women comprising 41.3 per cent of our global employee workforce. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization. The Board continues to be gender balanced. Site visits The Board visited key BHP sites during FY2025, including Copper South Australia, BMA, legacy assets and Resolution Copper, and attended customer site visits. The Board met with a broad range of stakeholders during these visits, including workforce, partners, community members and Indigenous and First Nations representatives. Corporate governance at BHP Good corporate governance underpins the way we conduct business. This Corporate Governance Statement sets out the corporate governance framework currently in place for the Group, including the key policies and practices. BHP was fully compliant with the Recommendations of the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (ASX Fourth Edition) throughout FY2025. The ASX Fourth Edition is available at asx.com.au. BHP is also subject to governance requirements from our London Stock Exchange (LSE) and New York Stock Exchange (NYSE) listings and our registration with the Securities and Exchange Commission (SEC) in the United States. This Corporate Governance Statement is current as at 19 August 2025 and has been approved by the Board. More information on our corporate governance framework and practices is available at bhp.com/governance, which includes links to our Appendix 4G and each of the publicly available documents referenced in this Corporate Governance Statement Corporate Governance Statement 2. FY2025 corporate governance highlights Our Code of Conduct The Board approved the refreshed Our Code of Conduct in FY2025, which was published in March 2025. Our Code of Conduct applies to everyone who works for BHP, with BHP or on BHP’s behalf (including employees, directors and contractors). Our Code of Conduct was streamlined and updated in FY2025 to reflect changes to the external environment and our business context and to include a greater focus on values-driven decision-making in line with Our Values, which were refreshed in FY2024. BHP Chair transition A key activity during the year was the Chair succession and transition process. Ken MacKenzie retired as Chair and a Non-executive Director on 31 March 2025. Ross McEwan succeeded Ken MacKenzie as Chair of the Board and Chair of the Nomination and Governance Committee on 31 March 2025. The appointment of Ross McEwan as Chair followed a formal Chair succession process led by BHP Senior Independent Director, Gary Goldberg. Gender balance In April 2025, we achieved our aspirational goal to achieve gender balance within our employee workforce globally by CY2025, with women comprising 41.3 per cent of our global employee workforce. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization. The Board continues to be gender balanced. Site visits The Board visited key BHP sites during FY2025, including Copper South Australia, BMA, legacy assets and Resolution Copper, and attended customer site visits. The Board met with a broad range of stakeholders during these visits, including workforce, partners, community members and Indigenous and First Nations representatives. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 87

Corporate Governance Statement continued 3. BHP’s governance structure Board The Board has ultimate responsibility for overseeing BHP’s governance. The role of the Board, as set out in the Board Governance Document, is to represent shareholders and promote and protect the interests of BHP in the short and long term. The Board Governance Document outlines the Board’s responsibilities and processes, including the matters specifically reserved for the Board, the authority delegated to the Chief Executive Officer (CEO) and the accountability of the CEO for that authority, and provides guidance on the management of the relationship between the Board and the CEO. The Board Governance Document is reviewed by the Board annually and was reviewed in FY2025. The matters reserved for the Board as set out in the revised Board Governance Document include: – appointing the CEO and determining the terms of the appointment – approving the appointment of Executive Leadership Team (ELT) members and material changes to the organisational structure involving direct reports to the CEO – succession planning for the CEO and direct reports to the CEO – monitoring the performance of the CEO and the Group – monitoring Board composition, processes and performance – approving the Group’s values, Our Code of Conduct, purpose and risk appetite – establishing, approving and assessing measurable objectives for achieving gender diversity in the composition of the Board, senior executives and workforce generally and assessing the Group’s progress in achieving those measurable objectives – approving strategy, annual budgets, balance sheet management and funding strategy – approving commitments, capital and non-capital items, acquisitions and divestments above specified thresholds – approving the dividend policy and determining dividends – approving significant social, community and sustainability policies, including those related to climate change and public sustainability goals and targets – reviewing and monitoring the effectiveness of the Group’s systems of principal and emerging financial and non-financial risk management and internal control, and making sure there is an appropriate risk management framework in place – determining and adopting documents (including the publication of reports and statements to shareholders) that are required by BHP’s Constitution, statute or by other external regulation – determining and approving matters that are required by BHP’s Constitution, statute or by other external regulation to be determined or approved by the Board The Board Governance Document is available at bhp.com/governance In Q4 FY2025, the Board approved a refreshed risk appetite statement that is effective from FY2026. This provides guidance to management on the level of risk we seek to take in pursuing our objectives. Committees The Board has established Committees to assist it in exercising its authority, including monitoring the performance of BHP, to gain assurance that progress is being made towards our purpose within the limits delegated by the Board. There are four standing Committees: the Nomination and Governance Committee, Risk and Audit Committee, Sustainability Committee and People and Remuneration Committee. Each Committee is delegated authority by the Board under its Charter. These Charters are available at bhp.com/governance For more information on each of the Committees refer to section 5 Chair The Chair of the Board is responsible for leading the Board and ensuring it operates to high governance standards. In particular, the Chair facilitates constructive Board relations and the effective contribution of all Non?executive Directors. Group Company Secretary The Group Company Secretary is accountable to the Board and advises the Chair, the Board and individual Directors on all matters of governance process. Chief Executive Officer The CEO is accountable to the Board for the authority that is delegated to the CEO and for the performance of the Group. The CEO works in a constructive partnership with the Board and is required to report regularly to the Board on progress. Access to management The Board has extensive access to members of senior management who frequently attend Board and Committee meetings. Management makes presentations and engages in discussions with Directors, answers questions and provides input and perspective on their areas of responsibility. The Board also engages with members of management at site visits. The Board also holds discussions in the absence of management as required. Executive Leadership Team Our People Risk and Audit Committee Sustainability Committee Nomination and Governance Committee People and Remuneration Committee Board Chief Executive Officer Shareholders

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 89 Corporate Governance Statement continued4.1 Board of Directors and Company Secretary The Board currently has nine members. The Directors’ qualifications, experience and special responsibilities are listed below. Key to Committee membership Committee Chair Committee member RA Risk and Audit NG Nomination and Governance PR People and Remuneration S Sustainability Ross McEwan Bachelor of Business NG Appointment Independent Non-executive Director since April 2024 Chair since 31 March 2025 Skills and experience Ross McEwan has over 30 years’ global executive experience, including in the financial services industry, with deep expertise in capital allocation, risk management and value creation in complex regulatory environments. Ross was Chief Executive Officer of National Australia Bank (from 2019 to April 2024) and Group Chief Executive Officer of the Royal Bank of Scotland (from 2013 to 2019). Prior to that, he held executive roles at Commonwealth Bank of Australia, First NZ Capital Securities and National Mutual Life Association of Australasia/ AXA New Zealand. Ross has also been Lead Independent Director of Reece Limited (from October 2024 to June 2025) and a Non-executive Director of QinetiQ Group Plc (from March 2024 to July 2025). Ross brings a strong focus on people and culture, technology and innovation and has extensive experience in value creation, capital allocation and delivering operational excellence. He has worked closely with a wide range of stakeholders, including customers, governments and regulators and brings a global perspective on critical strategic issues. He has a deep understanding of organisational transformation and technology as a driver of change. Current appointments Ross is currently a Non-executive Director of Ruminant Biotech Corp Limited (since June 2021). Mike Henry Bachelor of Science (Chemistry) Appointment Non-independent Director since January 2020 Chief Executive Officer since 1 January 2020 Skills and experience Mike Henry has over 30 years’ experience in the global mining and petroleum industry, spanning operational, commercial, safety, technology and marketing roles. Mike joined BHP in 2003 and has been a member of the Executive Leadership Team since 2011. Prior to joining BHP, Mike worked in the resources industry in Canada, Japan and Australia. Mike brings deep operational and market knowledge across a range of commodities and a strategic approach to resource and skills development to implement BHP’s strategy and future growth options that will support global economic growth and decarbonisation. He is focused on creating a safe, high-performance culture, enabled by an inclusive workplace in which people are empowered at every level through the BHP Operating System. Mike is committed to building strong relationships with governments, Indigenous partners, community stakeholders and business partners to ensure BHP’s activities deliver mutual benefit to these stakeholders while driving strong value for shareholders. Mike brings a disciplined approach to the Board’s considerations of capital allocation in assets, technology, commodities and risk management. Xiaoqun CleverSteg Diploma in Computer Science and International Marketing, MBA RA Appointment Independent Non-executive Director since October 2020 Skills and experience Xiaoqun Clever-Steg has over 20 years’ experience in technology with a focus on software engineering, data and AI, cybersecurity and digitalisation. Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE, Chief Operating Officer of Technology and Innovation at SAP and President of SAP Labs China. Xiaoqun brings significant expertise in the development, selection and implementation of business transforming technology, innovation and assessment of opportunities and risks in digital disruption. She has knowledge and relationships across the technology and innovation start-up sector across Europe, Asia and North America and brings depth to the Board’s review of managing cybersecurity risks as well as assessment of opportunities to invest in proven and emerging technologies in the discovery of new mineral deposits, safer and more cost-effective processing, and technologies to reduce GHG emissions and support the energy transition. Current appointments Xiaoqun is a Non-executive Director of Amadeus IT Group SA (since June 2020), a Non-executive Director of Straumann Group (since April 2024) and on the Supervisory Board of Infineon Technologies AG (since February 2020). 4. Board composition and succession Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 89 35528-001 18Aug25 20:19 Page 92

Gary Goldberg Bachelor of Science (Mining Engineering), MBA S NG Appointment Independent Non-executive Director since February 2020 Senior Independent Director since 21 December 2020 Skills and experience Gary Goldberg has over 40 years’ global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy. Gary was the Chief Executive Officer of Newmont Corporation (from 2013 to 2019) and prior to that, President and Chief Executive Officer of Rio Tinto Minerals. Gary has also been a non-executive Director of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe, and served as Vice Chair of the World Gold Council, Treasurer of the International Council on Mining and Metals, Co-Chair of the World Economic Forum Mining and Metals Industry community, and Chair of the National MiningAssociation in the United States. Gary is recognised for his leadership in bringing the mining industry together to raise standards in safety and environmental performance in conjunction with community and government partnerships in America and around the world. He has management experience in implementing strategies focused on safety, decarbonisation and transformational investment for commodities with long-dated cycles, along with his contribution to policy development in environmental management globally. Current appointments Gary is a Director of Imperial Oil Limited (since May 2023). Michelle Hinchliffe Bachelor of Commerce, FCA, ACA RA NG Appointment Independent Non-executive Director since March 2022 Skills and experience Michelle Hinchliffe has over 20 years’ experience as a partner in KPMG’s financial services division. Michelle was formerly a partner of KPMG and held a number of roles, including as the UK Chair of Audit, a member of the KPMG UK Executive Committee, and led KPMG’s financial services practice in Australia and was a member of the KPMG Australia Board. Michelle has expertise and experience in understanding the complexities of multi-national firms operating in multiple reporting and regulatory frameworks across Europe, the Americas, Asia and Africa. Her financial expertise and audit experience across a range of industries and businesses, including in Australia, bring insights to the Board on BHP’s assessment of risk, returns and its long-term capital plan to create financial strength and support BHP’s future growth. Current appointments Michelle is a Non-executive Director of Santander UK plc and Santander UK Group Holdings Plc (since June 2023) and Macquarie Group Limited and Macquarie Bank Limited (since March 2022). Don Lindsay Bachelor of Science (Hons), MBA RA S Appointment Independent Non-executive Director since May 2024 Skills and experience Don Lindsay has more than 40 years’ global experience, including in mining and resource development, financial markets, transformational leadership, growth and value creation. Don was the President and Chief Executive Officer of Teck Resources Limited (from 2005 to 2022) and prior to that, worked for almost 20 years with CIBC World Markets Inc., where he served as President, Head of Investment and Corporate Banking and Head of the Asia Pacific Region. Don also served as Chair of the Board of Governors for Mining and Metals for the World Economic Forum, Chair of the Business Council of Canada, Chair of the International Council on Mining and Metals and Chair of the Invictus Games Vancouver-Whistler 2025 (from November 2022 to July 2025). Don brings extensive experience in global resource development as well as sustainability, community health, safety and global education and business forums. His technical and management experience across a range of commodities and mining jurisdictions brings a unique understanding of prospective resources, cost of development and operations, and the assessment of opportunities to strengthen the portfolio of world?class assets. Current appointments Don is Chair of the Board of Manulife Financial Corporation (since February 2023). Christine O’Reilly Bachelor of Business PR RA NG Appointment Independent Non-executive Director since October 2020 Skills and experience Christine O’Reilly has over 30 years’ experience in the financial and infrastructure sectors, with deep financial and public policy expertise and experience in large-scale capital projects and transformational strategy. Christine was the Chief Executive Officer of the GasNet Australia Group and Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management, following an early career in investment banking and audit at Price Waterhouse. Christine has also served as a Non-executive Director of Stockland Limited (from August 2018 to October 2024), Medibank Private Limited (from March 2014 to November 2021), Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and Energy Australia Holdings Limited (from September 2012 to August 2018). Christine has a deep understanding of financial drivers of the businesses and experience in capital allocation discipline across sectors that have long?dated paybacks for shareholders and stakeholders. Her insights into cost efficiency and cash flow as well as the impact of policy on innovation, investment and project development are key inputs for the Board. Current appointments Christine is currently Chair of Australia Pacific Airports Corporation (since October 2024), a Non-executive Director of Australia and New Zealand Banking Group (since November 2021) and a Non-executive Director (since November 2023) and Deputy Chair of Infrastructure Victoria (since March 2024). 90 BHP Annual Report 2025

Catherine Tanna Bachelor of Laws, Honorary Doctor of Business S NG PR Appointment Independent Non-executive Director since April 2022 Skills and experience Catherine Tanna has more than 30 years’ experience in the resources, oil and gas, power generation and retailing sectors. Catherine was formerly Managing Director of Energy Australia between 2014 and 2021. Prior to this, she held senior executive roles with Shell and BG Group with responsibility for international operations across Africa, North Asia, Russia, North America, Latin America and Australia. Catherine was also a member of the Board of the Reserve Bank of Australia (from 2011 to 2021), the Advisory Board of Fujitsu Australia (from February 2022 to April 2025) and a Director of the Business Council of Australia (from 2016 to 2021). Catherine has a track record in leading cultural change and sponsoring gender equity, diversity and inclusion across business and more broadly. She brings an understanding of and contribution to complex regulatory and policy environments. Catherine’s experience in seeking to align customer and community expectations, particularly Indigenous communities, with those of the enterprise and regulators, provides unique insight and input to the Board. Current appointments Catherine is a Non-executive Director at Bechtel Corporation (since May 2023), Chair of Bechtel Australia (since December 2023) and Senior Advisor at McKinsey & Company Inc (since April 2022). Dion Weisler Bachelor of Applied Science (Computing), Honorary Doctor of Laws PR S Appointment Independent Non-executive Director since June 2020 Skills and experience Dion Weisler has extensive global executive experience, including transformation and commercial experience in the global information technology sector, with a focus on capital discipline and stakeholder engagement. Dion was formerly a Director and the President and Chief Executive Officer of HP Inc. (from 2015 to 2019) and continued as a Director and Senior Executive Adviser (until May 2020). He previously held senior executive roles at Lenovo Group Limited, was General Manager Conferencing and Collaboration at Telstra Corporation and held various positions at Acer Inc., including as Managing Director, Acer UK. Dion brings experience in transforming megatrends into opportunities and growth and valuable insight on the power of innovation, technology and data. His experience also demonstrates insights into strategy development in the global energy transition, where safety, decarbonisation and stakeholder management are critical. Current appointments Dion is a Non-executive Director of Intel Corporation (since June 2020), Qantas Airways Limited (since March 2025) and Thermo Fisher Scientific Inc. (since March 2017). Stefanie Wilkinson Bachelor of Arts, Bachelor of Laws (Hons), LLM, FGIA Appointment Group Company Secretary since March 2021 Skills and experience Stefanie Wilkinson was appointed Group Company Secretary effective March 2021 and Group General Counsel effective 2 April 2024. Prior to joining BHP, Stefanie was a Partner at Herbert Smith Freehills (now Herbert Smith Freehills Kramer), a firm she was with for 15 years, specialising in corporate law and governance for listed companies. Earlier in her career, Stefanie was a solicitor at Allen & Overy in the Middle East. Stefanie is a fellow of the Governance Institute of Australia. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 91

Corporate Governance Statement continued 4.2 Director independence The Board is committed to ensuring that a majority of Directors are independent. The Board has adopted a policy that it uses to determine the independence of its Directors. The Policy on the Independence of Directors is available at bhp.com/governance Determination of Director independence The Board confirms that it considers all current Non-executive Directors, including the Chair, to be independent of management and free of any interest, position or relationship that might influence, or reasonably be perceived to influence, in a material respect their capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of BHP as a whole rather than in the interests of an individual security holder or other party. A determination of independence is carried out upon a Director’s appointment and re-election, annually, and when any new interests, positions or relationships are disclosed by a Director. Some Directors hold or have previously held positions in companies that BHP has commercial relationships with. The Board has assessed the relationships between BHP and the companies in which Directors hold or held positions and has concluded that the relationships do not interfere with the Directors’ capacity to bring an independent judgement to bear on issues before the Board, or their ability to act in the best interests of BHP as a whole. Dion Weisler was appointed Non-executive Director of Qantas Airways Limited in March 2025. Qantas provides BHP with air travel services including for workers at BHP’s Minerals Australia operations. Dion does not have any active role in the provision of services by Qantas to BHP. Catherine Tanna was appointed Non-executive Director at Bechtel Corporation and Chair of Bechtel Australia in 2023. Bechtel supplies BHP with engineering and other services at BHP assets in Minerals Australia and Minerals America. Catherine does not have any active role in the provision of services by Bechtel to BHP. The Board has assessed each of the relationships separately and, is satisfied that Dion and Catherine continue to bring an independent judgement to bear on issues before the Board and to act in the best interests of BHP as a whole rather than the interests of an individual security holder or other party. Conflicts of interest In accordance with Australian law, if a situation arises for consideration where a Director has a material personal interest, the affected Director takes no part in decision-making unless approval is provided by the non-interested Directors. Provisions for Directors’ interests are set out in the Constitution of BHP Group Limited. 4.3 Board appointments and succession planning Board succession planning The Board adopts a structured and rigorous approach to Board succession planning to facilitate the orderly replacement of current Directors and guard against the consequences of unforeseen departures and oversees the development of a diverse pipeline. This process is continuous, with the aim of allowing the Board to determine an appropriate balance on the Board between experience and fresh perspectives, and the Board continues to be fit for purpose. Before the Board formally appoints a person or puts a person forward for election, the Board, with the assistance of external consultants, will conduct appropriate background and reference checks as to that person’s character, experience, education and criminal and bankruptcy history. The Board has adopted a letter of appointment that contains the terms on which Non-executive Directors will be appointed, including the basis upon which they will be indemnified by the Group. The letter of appointment defines the role of Directors, including the expectations in terms of independence, participation, time commitment and continuous improvement. Written agreements are in place for all Non-executive Directors. Chair transition Ken MacKenzie retired from the Board on 31 March 2025, having been an independent Non-executive Director of BHP since September 2016 and the Chair of the Board since September 2017. The Board elected Ross McEwan to succeed Ken MacKenzie as Chair of the Board and Ross was appointed as Chair on 31 March 2025. Ross has been a Non-executive Director of BHP since April 2024. The appointment of Ross McEwan as Chair followed a formal Chair succession process led by BHP Senior Independent Director, Gary Goldberg. The Group Chair succession planning process is the responsibility of the Board which makes all decisions on Chair succession, including the appointment of the Chair. The role of the Nomination and Governance Committee is to support the Board in its decision-making by periodically reviewing the Chair succession process and undertaking tasks or activities to prepare for a succession event, at the request of the Board. 4.4 Director induction, training and development Upon appointment, each new Non-executive Director undertakes an induction program tailored to their needs. Non-executive Directors also undertake an induction program when they join a new Committee, which is tailored to the areas specific to that Committee’s role and the Director’s previous experience. The Chair also undertakes an induction program when they are appointed as Chair of the Board. Following the induction program, Non-executive Directors participate in continuous improvement activities through a training and development program, which is overseen by the Nomination and Governance Committee to help Directors, individually and collectively, develop and maintain the skills and knowledge to assist them in performing their role effectively. The training and development program is periodically reviewed to maximise effectiveness and to tailor the program to the Directors’ needs and the Board’s areas of focus. Throughout the year, the Chair discusses development areas with each Director. Board Committees review and agree their needs for more briefings. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ Committee memberships, as well as the Board’s specific areas of focus. This approach is also intended to ensure a coordinated process for succession planning, Board renewal, training and development and Committee composition. In turn, these processes are relevant to the Nomination and Governance Committee’s role in identifying appropriate Non-executive Director candidates. Examples of activities in the training and development program include: – briefings, development sessions and deep dives to provide each Director with a deeper understanding of the activities, environment, key issues and direction of BHP assets, along with broader sustainability, climate?related, geopolitical and cybersecurity considerations – training on crisis management – site visits to provide insights into key issues at BHP’s sites and to provide an opportunity for direct engagement with a cross-section of our workforce, community members, contractors, Indigenous and First Nations representatives and other stakeholders – engagement with external experts to discuss views on current and emerging trends and risks (threats and opportunities) 4.5 Director skills, experience and attributes Overarching statement of Board requirements At BHP, we know inclusive and diverse teams are safer and more productive. This is because people in these teams are more willing to share ideas and collaborate with colleagues, and they make better decisions as a result. Our teams with a more balanced mix of women and men report more safety hazards, have lower unplanned absentee rates and achieve more planned work. The BHP Board is no different and believes its members should comprise Directors with a broad range of skills and perspectives for the Board to: – provide the breadth and depth of understanding necessary to effectively create long-term shareholder value – protect and promote the interests of BHP and the creation of social value – ensure the talent, capability and culture of BHP support the long-term delivery of our strategy 92 BHP Annual Report 2025

Skills and attributes Mining Senior executive who has deep operating or technical mining experience with a large company operating in multiple countries; successfully optimised and led a suite of large, global, complex operating assets that have delivered consistent and sustaining levels of high performance (related to cost, returns and throughput); successfully led exploration projects with proven results and performance; delivered large capital projects that have been successful in terms of performance and returns; and a proven record in terms of health, safety and environmental performance and results. 3 Global experience Global experience gained from working, managing business units and residing in multiple geographies over an extended period of time, including a deep understanding of and experience with global markets, and the geopolitical and economic environment. 8 Strategy Senior executive who has had accountability for enterprise?wide strategy development and implementation in industries with long cycles and developing and leading business transformation strategies. 9 Commodity value chain and customers End?to?end value or commodity chain experience – understanding of consumers and customers, marketing demand drivers (including specific geographic markets) and other aspects of commodity chain development. 7 Financial acumen Extensive financial experience and the capability to evaluate financial statements and understand key financial drivers of the business, bringing a deep understanding of corporate finance and internal financial controls. 9 Operating risk Extensive experience with the development and oversight of complex frameworks focused on the identification, assessment and assurance of operational workplace health, safety, environment, climate and community risks. 8 Technology Recent experience and expertise with the development, selection, and implementation of leading and business transforming technology and innovation and responding to digital disruption. 7 Capital allocation and cost efficiency Extensive direct experience gained through a senior executive role in capital allocation discipline, cost efficiency and cash flow, with proven long?term performance. 7 Social value, community and stakeholder engagement Extensive track record of positive external stakeholder engagement including in relation to community issues and social responsibility. In depth understanding of public policy, government relations and the intersection between value generation and corporate reputation. 6 Sustainability and decarbonisation transition Understanding of and experience with the identification and management of threats and opportunities related to sustainability and decarbonisation transition. 7 People and talent Extensive experience in talent and capability strategies, including for development, recruitment and retention, industrial relations, managing workforce transitions and upskilling a workforce during periods of rapid change. 7 Attributes and commitment to role All Directors are expected to comply with Our Code of Conduct, act with integrity, lead by example and promote the desired culture. The Board believes each Non-executive Director has demonstrated the attributes of sufficient time to undertake the responsibilities of the role, honesty and integrity, and a preparedness to question, challenge and critique throughout the year through their participation in Board meetings, and the other activities they have undertaken in their roles. Skills matrix The Board, supported by the Nomination and Governance Committee, reviews the skills and diversity represented by the Directors on the Board and determines whether the composition and mix of those skills remains appropriate to achieve BHP’s purpose and strategy. The Board maintains a skills matrix that identifies the skills and experience the Board needs for the next period of BHP’s development, considering BHP’s circumstances and the changing external environment. The Board skills matrix identifies the future-facing skills the Board intends to build, acquire and retain over the medium term in anticipation of its needs as it pursues its strategy of securing growth options in future?facing commodities. The Board skills matrix not only indicates the skills and expertise the Board currently possesses but also provides an illustration of the new skills the Board intends to acquire. An external service provider is engaged to assess the skills and experience of the Directors on the Board for the purposes of the skills matrix. The provider objectively assesses the competency and experience of each Director. Where a Director is assessed as having a high level of experience or competency for a particular category, they are included in the skills matrix for that category. The Board collectively possesses all the skills and experience set out in the skills matrix, and each Director satisfies the Board requirements and attributes discussed above. 4.6 Diversity BHP has adopted an Inclusion and Diversity Position Statement, which sets out our diversity policy and our priorities to accelerate the delivery of a more inclusive work environment and to enhance overall workplace diversity. BHP’s Inclusion and Diversity Position Statement is summarised in OFR 9.5 and available at bhp.com/careers/inclusion?diversity In April 2025, we achieved our aspirational goal to achieve gender balance within our employee workforce globally by CY2025. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization. The Board is responsible for approving the measurable objectives for achieving diversity in the composition of the Board, senior executives and workforce generally and assessing the Group’s progress in achieving those measurable objectives, which are set out below. The Nomination and Governance Committee reviews and makes recommendations to the Board on the diversity and measurable objectives for achieving diversity in the composition of the Board and reviews the progress in achieving those measurable objectives. Measurable objective for FY2025 Progress in FY2025 Achieve gender-balanced representation for the employee workforce to 40 per cent by the end of FY2025. Achieved in April 2025. As at the end of FY2025, our employee workforce is gender balanced with 41.3 per cent women. Maintain gender-balanced representation for the Board and senior executives (defined as ELT and direct reports to the ELT in grade 15 and above roles). Our Board continued to be gender balanced in FY2025. Our senior executive ranks remain consistent and represent 41.3 per cent women in FY2025. For more information on our focus areas for diversity during FY2025 and the respective proportions of men and women on the Board, in senior executive positions and across the employee workforce refer to OFR 9.5 More diversity data is available in the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025 Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 93

Corporate Governance Statement continued The Board’s composition reflects gender balance and a diversity of experience, education and geographic background. As at 30 June 2025, 44 per cent of Directors are female and the BHP Board satisfies the target in the UK Listing Rules of having at least 40 per cent female Directors and the guidance of having at least 30 per cent of Directors of each gender in accordance with the ASX Fourth Edition. BHP also satisfies the UK Listing Rule target of having at least one Director from a minority ethnic background on the Board. Tenure 44% 22% 33% 0–2 years 2–4 years 5+ years Region of nationality Australia/NZ Europe/UK North America Gender diversity Male Female 56% 44% 11% 33% 56% Board tenure and diversity Review of individual Director performance The Board has adopted a policy for all Non-executive Directors to seek re-election annually. The Board uses the results of Director performance evaluations in considering whether to nominate a Director for election or re-election by shareholders. In FY2025, an assessment was conducted of each Director’s performance prior to their nomination for re-election with the assistance of external service provider, Lintstock. Lintstock does not have any other connection with the Group or individual Directors. The assessment of Directors focused on the contribution of each Director to the work of the Board and its Committees, and the expectations of Directors as set out in BHP’s governance framework. In addition, the assessment focused on how each Director contributes to Board cohesion and effective relationships with fellow Directors, commits the time required to fulfil their role and effectively performs their responsibilities. Directors were asked to comment on areas where their fellow Directors contribute the greatest value and potential areas for development. Lintstock provided feedback it received to the Chair, which was then discussed with Directors. Feedback relating to the Chair was discussed with the Chair by the Senior Independent Director. As a result of these outcomes, the review supported the Board’s decision to recommend each Director standing for re-election. Committee assessments Following an assessment of its work, each Committee concluded that it had met the requirements under its Charter in FY2025. 5. Board Committees The Board has four standing Committees and has delegated a number of duties to each Committee to assist the Board in exercising its responsibilities and discharging its duties. Each Committee’s Charter sets out the Committee’s roles and responsibilities. The Committee Charters are reviewed annually and each Committee reviewed their Charter in FY2025. The Charters are available at bhp.com/governance BHP’s Board and Committee governance structure facilitates a considered and integrated approach on key matters, for example: – Climate change is a Board-level issue. The Board is responsible for the governance and oversight of climate change issues, including in relation to our strategic approach, risk management and public disclosures. The Board approves significant social, community and sustainability policies, including those related to climate change and public sustainability goals and targets, and oversees performance against our strategy, goals and targets. The Board is supported by each of its Committees: – The Nomination and Governance Committee reviews and makes recommendations to the Board on the Group’s significant social, community and sustainability policies, including those related to climate change. The Committee also reviews and makes recommendations to the Board on the Group’s public sustainability targets and goals. – The Risk and Audit Committee is responsible for assisting the Board in overseeing and reviewing emerging and principal risks facing the Group, including climate risks. The Risk and Audit Committee also reviews and recommends to the Board public financial disclosures regarding sustainability matters. – The Sustainability Committee reviews and advises the Board on the adequacy of the Group’s governance and performance in relation to climate matters. The Committee also reviews and recommends to the Board disclosures regarding sustainability matters in the Annual Report and other public documents related to the Group’s reporting on climate matters. BHP does not currently satisfy the UK Listing Rule target that at least one of the senior positions on the Board (which for BHP is the Chair, Chief Executive Officer and Senior Independent Director) is held by a woman. The UK Listing Rule target also includes the Chief Financial Officer in the category of a senior position on the Board. Vandita Pant was appointed as Chief Financial Officer in March 2024, but, in common with Australian listed company practice, the Chief Financial Officer is not a Director on the Board of BHP. As part of its succession planning, the Board reviews the skills and experience (including gender, age, personal strengths and social and ethnic backgrounds) represented by Directors on the Board and determines whether the composition and mix of those skills and diversity remains appropriate to achieve BHP’s purpose and strategy. The tables in Additional information 7 set out the information required under the UK Listing Rules on diversity as at 30 June 2025. The data presented in these tables was collected by requesting all members of the Board, ELT and Group Company Secretary self?report in questionnaires that include the tables prescribed by the UK Listing Rules. 4.7 Board evaluation The Board is committed to transparency in assessing the performance of Directors. The Board conducts regular evaluations of its performance, the performance of its Committees, the Group Chair, Directors and the governance processes that support the Board’s work. The evaluation considers the balance of skills, experience, independence and knowledge of the Group on the Board, its diversity and culture, and the operation of governance processes. In FY2025, an internal evaluation was conducted with the assistance of external service provider, Lintstock. An external Board evaluation is conducted approximately every three years and was last conducted in FY2023. 94 BHP Annual Report 2025

– The People and Remuneration Committee is responsible for reviewing and recommending to the Board for approval of performance measures and performance outcomes against those performance measures for the ELT. In doing so, the Committee considers recommendations from the Sustainability Committee in relation to climate measures. – Sexual harassment is a Board-level issue, supported by the Risk and Audit Committee on the risk and compliance aspects and the Sustainability Committee on the safety and operational aspects and security controls. – Technology and cybersecurity risk (including artificial intelligence) are Board-level issues, supported by the Risk and Audit Committee, which reviews emerging and principal risks facing the Group, including cybersecurity risk and the Sustainability Committee, which reviews the current and planned use of technology to improve safety. The Board appoints the members and Chair of each Committee. Only independent Non-executive Directors can be Committee Chairs. The members and key roles and responsibilities of each Committee are set out below. For Committee attendance and members during FY2025 refer to Directors’ Report 2 5.1 Nomination and Governance Committee Members Ross McEwan (Chair from 31 March 2025), Ken MacKenzie (Chair until 31 March 2025), Gary Goldberg, Michelle Hinchliffe, Christine O’Reilly, Catherine Tanna Key responsibilities/role and focus: The role of the Nomination and Governance Committee is to support the Board in relation to governance and nomination matters. The Committee oversees the Group’s corporate governance framework and practices, succession planning and processes, Board and Director performance evaluation, Director training and development, and advises and makes recommendations to the Board on the Group’s existing corporate governance policies, structures or practices. The Committee also supports the Board with sustainability-related matters that encompass issues that affect the whole of the Group, including areas of strategy, risk and reporting, people and remuneration by reviewing and recommending to the Board for approval the Group’s: – significant social, community and sustainability policies, including those related to climate change, industry associations and charitable contributions – public sustainability targets and goals 5.2 Risk and Audit Committee Members Michelle Hinchliffe (Chair), Xiaoqun Clever-Steg, Don Lindsay, Ross McEwan (until 31 March 2025), Christine O’Reilly Key responsibilities/role and focus: The role of the Risk and Audit Committee is to support and advise the Board in relation to financial reporting, external and internal audit, capital management and risk management. The Committee also oversees and assists the Board in reviewing the emerging and principal risks facing the Group, including financial and non-financial risks that could threaten the Group’s business model, future performance, solvency, liquidity or reputation. US committee membership requirements The Board is satisfied that Michelle Hinchliffe, who serves as Chair on the Risk and Audit Committee, meets the financial expert requirements under the US SEC and is independent under applicable NYSE rules. The Board is also satisfied that the Committee meets the independence criteria under Rule 10A-3 of the Exchange Act. 5.3 Sustainability Committee Members Catherine Tanna (Chair), Gary Goldberg, Don Lindsay, Dion Weisler Key responsibilities/role and focus: The role of the Sustainability Committee is to support and advise the Board on sustainability matters. The Committee oversees the Group’s health, safety, environment, climate and community performance, including implementation of the Group’s strategy, policies and processes in relation to these matters. The Committee also reviews and advises the Board on the adequacy of the Group’s governance of health, safety, environment, climate and community matters, including consideration of emerging areas of risk related to the Group’s operations and its engagement with customers, suppliers and communities, such as safety, water, biodiversity, security, cultural heritage and human rights. 5.4 People and Remuneration Committee Members Christine O’Reilly (Chair), Ross McEwan (until 31 March 2025), Catherine Tanna, Dion Weisler Key responsibilities/role and focus: The role of the People and Remuneration Committee is to support and advise the Board on people and remuneration matters. The Committee oversees the Group’s key strategies and policies relating to people, including for attraction, recruitment, motivation and retention, employee engagement, leadership and talent development, industrial relations and employee conduct, and monitors the effectiveness of the Group’s people and culture strategy and its alignment with the Group’s purpose and values. The Committee oversees and monitors the remuneration framework and practices, including the adoption of incentive plans, levels of reward for the CEO and other ELT members and any major changes in employee benefits structures in the Group. For information on BHP’s remuneration practices and policies, including on hedging BHP shares and equity instruments, refer to the Remuneration Report Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 95

6. Management Below the level of the Board, key management decisions are made by the CEO, the ELT, management committees and members of management in accordance with their delegated authority. 6.1 Executive Leadership Team Edgar Basto Caroline Cox Brandon Craig Chief Operating Officer (BSc, Metallurgy) Edgar Basto joined BHP in 1989 and was appointed Chief Operating Officer in October 2022. Edgar is responsible for Group Health, Safety and Security, the BHP Operating System (BOS) and global Performance and Improvement. Edgar’s accountability also includes Copper South Australia and its long-term growth pathway. Edgar has previously held senior roles at BHP, including President Minerals Australia, Asset President of Western Australia Iron Ore and Asset President Escondida (Chile). Chief Legal, Governance and External Affairs Officer (BA (Hons), MA, LLB, BCL) Caroline Cox joined BHP in 2014 and was appointed Chief Legal, Governance and External Affairs Officer in November 2020. Caroline is responsible for Legal, Governance, Ethics and Investigations, Compliance and Human Rights, Global Corporate Affairs and Communications and Sustainability and Social Value. Caroline has previously held senior roles at BHP, including Vice President Legal, Group General Counsel, and Group General Counsel & Company Secretary. Prior to joining BHP, Caroline was a Partner at Herbert Smith Freehills (now Herbert Smith Freehills Kramer). President Americas (BSc Engineering (Mechanical), MBL) Brandon Craig joined BHP in 1999 and was appointed President of BHP Americas, effective 1 March 2024. Brandon is responsible for BHP’s copper operations in Chile, joint venture interests in the Americas and potash operations in Canada. Immediately prior to his appointment as President Americas, Brandon was Asset President for BHP’s iron ore business in Western Australia. Brandon’s expertise with BHP extends more than 20 years, holding various leadership roles spanning the fields of maintenance, marketing and human resources. Vandita Pant Catherine Raw Geraldine Slattery Chief Financial Officer (BCom (Hons), MBA) Vandita Pant joined BHP in 2016 and was appointed Chief Financial Officer effective 1 March 2024. Vandita is responsible for overseeing the Group’s Reporting, Tax, Treasury, Investor Relations, Financial Planning, Risk and Internal Audit teams. Vandita has previously held senior roles at BHP, including as Chief Commercial Officer from July 2019 to 29 February 2024, Group Treasurer and Head of Europe. Prior to joining BHP, Vandita had more than 20 years’ experience in executive banking roles across India, Singapore, Japan and the United Kingdom. Vandita brings strong global financial market, commodity, strategy, capital allocation and business development experience to the role. Chief Development Officer (MA (Cantab.), Natural Sciences, MSc, Mineral Project Appraisal, CFA) Catherine Raw joined BHP on 29 April 2024 as Chief Development Officer. Catherine is responsible for global Group strategy, decision evaluation and capital planning, corporate business development, mergers and acquisitions and BHP Ventures. Prior to joining BHP, Catherine held senior roles in resources and finance industries, including at SSE Thermal (a business unit of SSE plc) as Managing Director, Barrick Gold Corporation as Chief Operating Officer for North America and as Chief Financial Officer, and BlackRock as Managing Director, Natural Resources Team. President Australia (BSc, Physics, MSc, International Management) Geraldine Slattery joined BHP in 1994 and was appointed President Australia in October 2022 with accountability for operational performance and growth projects across BHP’s Australian operations in Western Australia, Queensland and New South Wales. Geraldine has previously held senior roles at BHP, including President Petroleum from 2019 to 2022 through the demerger of that business. Geraldine has over 30 years’ experience with BHP across its global operations, with roles in engineering, operations, commercial and business leadership, including as Vice President Supply (Petroleum) and Asset President Conventional (Petroleum). Ragnar Udd Johan van Jaarsveld Jad Vodopija Chief Commercial Officer (BAppSc (Mining Engineering), MEng, MBA) Rag Udd joined BHP in 1997 and was appointed Chief Commercial Officer effective 1 March 2024. Rag has global accountability for Sales and Marketing, Procurement, Maritime, Group Business Services as well as developing BHP’s views on global commodities markets and macro trends. Rag has over 25 years’ experience in the global resources industry, including in Australia, Asia and North and South America. He has held senior roles at BHP in operations, logistics, projects and technology, including President Americas from November 2020 to February 2024 and Acting Chief Technology Officer and Asset President of BHP Mitsubishi Alliance. Chief Technical Officer (BEng (Chem), MCom, Applied Finance, PhD (Eng), Extractive Metallurgy) Johan van Jaarsveld joined BHP in 2016 and was appointed Chief Technical Officer effective 1 March 2024. Johan is responsible for Technology, Digital, Minerals Exploration, Innovation, Value Engineering and the Centres of Excellence for Projects, Maintenance, Engineering and Resources as well as legacy assets. Johan has previously held senior executive roles at BHP, including Chief Development Officer from September 2020 to 29 April 2024. Prior to joining BHP, Johan held executive positions in resources and finance, including at Barrick Gold Corporation, Goldman Sachs and The Blackstone Group. Chief People Officer (BA, PGDip (Industrial Relations and Human Resource Management), MComm) Jad Vodopija rejoined BHP in 2019 and was appointed Chief People Officer in July 2022. Jad is responsible for organisational strategy, talent and resource management, leadership development and workforce performance. Jad has previously held senior roles at BHP, including Vice President, Human Resources. Prior to rejoining BHP, Jad was Vice President Human Resources at Orica from 2016, before which she had built her career at BHP and earlier on at Ford Motor Company. Corporate Governance Statement continued 96 BHP Annual Report 2025

6.2 Senior management succession A senior management succession process is conducted to support pipeline stability for critical roles. A talent deep dive is conducted by the Board at least once a year to evaluate these pipelines. Senior management succession is viewed from a five-year perspective that considers the readiness of successors across time horizons, contexts and future capability demands. Select Board members are involved in the interview process for executive-level appointments one level below the CEO and occasionally for roles two levels below the CEO. Appropriate checks are undertaken before appointing a member of the ELT. BHP has a written agreement with each ELT member setting out the terms of their appointment. 6.3 Performance evaluation of executives The performance of executives and other senior employees is reviewed on an annual basis. The annual performance review process considers the performance of executives against criteria designed to capture ‘what’ is achieved and ‘how’ it is achieved. All performance assessments of executives include how effective they have been in undertaking their role and what they have achieved against their specified key performance indicators. A performance evaluation was conducted for all members of the ELT during FY2025. For the CEO, the performance evaluation was led by the Chair of the Board on behalf of all the Non-executive Directors and was discussed with the People and Remuneration Committee and considered by the Board. 7. Shareholders and reporting 7.1 Shareholder and stakeholder engagement BHP shareholder engagement practices BHP engages regularly with our shareholders to understand their views and feedback and we have an investor relations program to provide avenues for effective and timely two-way communication with investors. We encourage shareholders to make their views known to us. Shareholders can contact us at any time through our Investor Relations team, with contact details available at bhp.com/investors. In addition, shareholders can communicate with us and our registrar electronically. Key activities in BHP’s investor engagement program include: – BHP’s Annual General Meeting – release of BHP’s Annual Report concurrently with annual results – release of BHP’s half-year and full-year financial results – media and analyst calls with the CEO and CFO following the release of BHP’s full-year and half-year financial results – quarterly production and operational updates via BHP’s operational reviews – investor site tours at our assets and investor briefings on key topics – regular engagement with institutional shareholders, investor representative organisations, proxy advisers and retail shareholders – responding to shareholder and debt investor queries – maintenance of the company’s website at bhp.com which contains our exchange announcements and media releases and information on our operations, governance policies, dividend distribution, debt investment and social value and sustainability initiatives Direct engagement We engage directly with institutional shareholders and investor representative organisations around the world through regular calls, one-on-one meetings and group events, investor roadshows, investor site tours, presentations and attendance at investor conferences. We discuss strategy and governance with investors to enable our management, Board and Committees to regularly hear investor expectations, which can then be used to refine, develop, and continuously improve the governance processes of BHP. We also engage directly with retail shareholders and their representatives. Webcasts and Q&A sessions We provide webcasts and Q&A sessions as forums to update shareholders on results or other key announcements and provide an opportunity for investors to ask questions about BHP, including our financial, operational and sustainability performance. Website All relevant corporate governance information, including our Annual Report, is available on our website at bhp.com/investors. All ASX announcements are promptly posted to the website. BHP encourages direct contact from shareholders and our website has a ‘Contact Us’ form for contact with our Investor Relations team. Anyone who is interested in receiving news from BHP can subscribe to receive email news alerts at bhp.com/subscribe Chair and Non?executive Director investor meetings The Chair and Senior Independent Director regularly meet with investors to discuss Board priorities and seek shareholder feedback. The People and Remuneration Committee Chair also meets with investors and proxy advisors to discuss remuneration outcomes and our remuneration framework. The investor meetings provide the opportunity for the Chair and relevant Directors to receive direct feedback from investors about our strategy and governance arrangements and to discuss the Board’s perspective. Annual General Meeting We facilitate and encourage shareholder participation at our Annual General Meeting (AGM). The meeting provides an opportunity for all investors to hear about BHP’s performance and to question and engage with the Board and vote on the resolutions. The External Auditor is also available to answer questions at the AGM. Information on our AGM is available at bhp.com/meetings Before the AGM, shareholders are provided with all material information in BHP’s possession relevant to their decision on whether to elect or re-elect a Director. Copies of the speeches delivered by the Chair and CEO at the AGM are released to the relevant stock exchanges and posted on our website. Proceedings at shareholder meetings are webcast live from our website. Resolutions at general meetings are decided by a poll rather than by a show of hands. A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available. Shareholder engagement practices Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 97

Stakeholder engagement Site visits Directors visit several of our sites and offices each year. These site visits provide an opportunity for Directors to engage directly with our workforce, partners, community members, Indigenous and First Nations representatives, customers and contractors. The objective of the site visits is to provide Directors with local context and to deepen their understanding of the Group’s operations, culture, material risks and risk management processes, and other issues relevant to the specific site. Site visits in FY2025 included Copper South Australia (August 2024), BMA (October 2024), legacy assets and Resolution Copper (April 2025) and customer site visits (June 2025). The site visits also form an important part of the induction program for new Directors. Workforce Directors also have the opportunity to engage directly with a cross-section of our workforce at Board and Committee meetings, at Director briefing sessions and during visits to our sites and offices. These formal and informal engagements can help to give the Board further insights into our operations and projects and enable discussions with our workforce on matters such as BOS, culture, risk management and continuous improvement at our assets and offices. The engagements also give our people the opportunity to better understand the Board and to provide direct feedback to Directors on topics that are important to them. Communities and Indigenous engagement Directors have the opportunity to meet with Traditional Owners, Indigenous partners and community representatives during visits to our sites, at Director briefing sessions and at events hosted by the Board and Chair. In FY2024, we completed an inaugural assessment of the health of our relationships with a range of our Indigenous partners in Australia, Canada and Chile and reported the relationship health assessment results in our 2024 Annual Report. We plan to report every three years on the health of our relationships with Indigenous peoples, with the next report scheduled for FY2027. The Chair and CEO met with the First Nations Heritage Protection Alliance (FNHPA) in FY2025 to discuss key cultural heritage and Indigenous engagement focus areas and initiatives for BHP and FNHPA. During FY2025, we conducted community perception research across our operated assets to gauge community sentiment in the local communities, including Indigenous peoples, where we operate. The results of the research are included in the Community section at OFR 9.11. Customers We regularly meet with customers through direct engagements and via business and industry forums. We engage with customers to discuss the products they need to meet their specific requirements and help accelerate their sustainability goals and commitments. In June 2025, the Board participated in customer site visits. The site visits provided opportunities for the Board to discuss our business with customers. Presentations and briefings Presentation materials for briefings and speeches related to financial results, strategy and other key topics are available for all stakeholders at bhp.com/investors/presentations-events. In FY2025, this included the Bank of America 2025 Metals Mining and Steel Conference, BMO Global Metals, Mining & Critical Minerals Conference and Chilean copper site tour. Events Various events are hosted throughout the year, such as retail shareholder events in Australia and the UK, the AGM, one?on?one meetings and receptions hosted by the Board and Chair hosted to provide opportunities for the Board to engage with a range of partners and stakeholders, including government officials, community members, Traditional Owners and other Indigenous partners and non?government organisations. Stakeholder engagement The Board considers effective stakeholder engagement a key element of its governance and oversight role. Our strategy, 2030 goals, purpose and Risk Appetite Statements reflect the significance of external partners and stakeholders in decision-making. There are multiple ways the views of partners and stakeholders, beyond shareholders, are brought to the Board and its Committees. Examples of reports that are provided to the Board include Employee Perception Survey findings, gender pay gap reports and updates from the CEO and Chief People Officer. In addition, the Risk and Audit Committee and Sustainability Committee receive reports on engagement with regulators. The Risk and Audit Committee receives reports on material litigation and disputes with third parties and misconduct concerns raised through confidential reporting platforms. The Sustainability Committee receives updates on Community Perception Survey findings. 7.2 Market disclosure BHP is committed to timely and balanced disclosure of market sensitive information. BHP’s Market Disclosure and Communications Policy sets out the processes designed to ensure compliance with BHP’s relevant disclosure obligations and outlines the way in which information is communicated to shareholders, the investment community and the market. It outlines how we identify and distribute information to shareholders and market participants and sets out the role of the Disclosure Committee in managing compliance with market disclosure obligations. The Market Disclosure and Communications Policy was updated in FY2025 with effect from 1 October 2024. The Board receives copies of material market announcements promptly after they have been made. Where BHP gives a new and substantive investor or analyst presentation, we release a copy of the presentation materials to the market ahead of the presentation. The Market Disclosure and Communications Policy is available at bhp.com/governance In addition, we have disclosure controls in place for periodic disclosures, including our Operational Review, results announcements, debt investor documents (such as the prospectus for the Euro or Australian Medium?Term Notes) and Annual Report documents, which must comply with relevant regulatory requirements. More information about these verification processes can be found in the Disclosure Controls for Periodic Disclosure document available at bhp.com/governance 8. Culture and conduct Code of Conduct We are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others. The Board, together with management, plays a critical role in setting and reinforcing the culture of the Group. Our Code of Conduct is approved by the Board and is based on Our Values: Do what’s right, Seek better ways and Make a difference. It applies to all our Directors, senior executives and employees. During FY2025, we reviewed and simplified Our Code of Conduct to make sure it remains relevant to the external environment and our business context. The Board approved Our Code of Conduct in December 2024 and it became effective in March 2025. Our Code of Conduct includes our policies on speaking up and anti-bribery and corruption, sets out standards of behaviour for our people and is an important statement of the culture at BHP. For more information on our policies on speaking up and our commitment against corruption refer to OFR 9.7 Our Code of Conduct is available at bhp.com/about/operating-ethically/our-code/ Corporate Governance Statement continued 98 BHP Annual Report 2025

BHP’s channels to raise misconduct concerns We have mechanisms in place for anyone to raise a query about Our Code of Conduct or make a report if they feel Our Code of Conduct has been breached. BHP’s reporting channels to raise misconduct concerns comprise an online portal and 24-hour multilingual call service. These channels are confidential and accessible to all employees, contractors and external partners and stakeholders, including members of the public, to raise concerns about misconduct that may be unethical, illegal or inconsistent with Our Code of Conduct. All misconduct concerns raised through our reporting channels are reviewed and categorised by the Ethics and Investigations team. Once categorised, reports are assigned in accordance with internal policy and processes to an investigator, line leader or appropriate team for resolution. All significant Our Code of Conduct matters and key trends from investigations are reported to the Risk and Audit Committee. These are then reported to the Board as part of its report-out process. For more information on ethics and business conduct refer to OFR 9.7 More information on ethics and business conduct is available at bhp.com/ethics 9. Risk management and assurance 9.1 Risk management governance structure Risk governance The Risk and Audit Committee (RAC) oversees and assists the Board in risk management and reviewing the emerging and principal risks facing the Group, including financial and non-financial risks that could threaten the Group’s business model, future performance, solvency, liquidity or reputation. This includes business risk, financial reporting risk, insurance risk, tax risk, technology security and cyber risk, climate risk and ethical compliance programs. The Board requires the CEO to implement a system of control for identifying and managing risk. The Risk team is accountable for this system, known as BHP’s Risk Framework, and also supports, challenges and verifies risk management activities to give assurance to management and the Board. The Directors, with support from the RAC, monitor and, at least annually, review the effectiveness of the Group’s systems of risk management and internal control. In undertaking its review, the RAC makes a recommendation to the Board on whether the systems of risk management and internal control continue to be sound and whether the Group is operating with due regard to the risk appetite set by the Board. For more information about BHP’s risks, including environmental and social risks, refer to OFR 7 and OFR 11. Internal audit The Internal Audit team provides assurance to the Board, CEO and ELT on whether risk management, internal control and governance processes are adequate and functioning. The Internal Audit team is independent of the External Auditor. The RAC evaluates and, if thought fit, approves the Terms of Reference of the Internal Audit team, annual internal audit plan and the annual performance objectives for the Internal Audit team and monitors the effectiveness of the internal audit activities. The RAC approves the appointment and dismissal of the Chief Audit Officer (which is currently the Chief Risk and Audit Officer) and assesses their performance, independence and objectivity. During FY2025, the Chief Risk and Audit Officer reported directly to the RAC and functional oversight of the Internal Audit team was provided by the Chief Financial Officer. Effectiveness of systems of internal control and risk management In delegating authority to the CEO, the Board has established CEO limits, outlined in the Board Governance Document. These limits require the CEO to ensure there is a system of control in place for identifying and managing risk in BHP. Through the RAC, the Directors regularly review these systems for their effectiveness. These reviews include assessing whether processes continue to meet evolving external governance requirements. The RAC oversees and reviews the internal controls and risk management systems (including procedures, processes and systems for, among other things, financial controls, financial reporting, reporting of reserves and resources, closure and rehabilitation, legal and ethical compliance, preventing fraud and serious breaches of business conduct, speak-up procedures, information technology security and cyber risk). Any material breaches of Our Code of Conduct, including breaches of our anti-bribery and corruption requirements and any material incidents reported under our speak-up procedures are reported quarterly to the RAC by the Chief Ethics, Compliance and Human Rights Officer. These reports are then communicated to the Board through the report-out process. During FY2025, management presented an assessment of the material risks facing BHP and the effectiveness of the Group’s systems of risk management. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing BHP, the Board assessed the effectiveness of internal controls over key risks identified through the work of the Board Committees. Having carried out a review during FY2025, the Board is satisfied with the effectiveness of BHP’s risk management and internal control systems. Environmental and social risks BHP’s risk factors (including material exposure to environmental and social risks) and how we manage these risks are described in OFR 7 and OFR 11. 9.2 External audit and financial reporting Integrity of Financial Statements The RAC assists the Board in assuring the integrity of the Financial Statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with accounting standards, stock exchange and legal requirements and the results of the external audit. CEO and CFO assurance For the FY2025 full year and half year, the CEO and CFO have provided a declaration that in their opinion, BHP’s financial records have been properly maintained and those Financial Statements comply with accounting standards and applicable regulatory requirements and give a true and fair view of the financial position and performance of BHP, and that the opinion was formed on the basis of a sound system of risk management and internal control, which is operating effectively. The RAC considered these declarations when recommending the Financial Statements to the Board for approval. External Auditor The RAC manages the relationship with the External Auditor on behalf of the Board. It considers the independence and reappointment of the External Auditor each year, as well as remuneration and other terms of engagement and makes a recommendation to the Board. Evaluation of External Auditor and external audit process The RAC evaluates the objectivity and independence of the External Auditor and the quality and effectiveness of the external audit arrangements, including through: – reviewing the terms of engagement of the External Auditor – considering the external audit plan, in particular to gain assurance that it is tailored to reflect changes in circumstances from the prior year and reviewing the plan during the audit engagement – meeting with the audit partners, particularly the lead audit engagement partners, throughout the year and without management present – discussing with the audit engagement partners the skills and experience of the broader audit team – considering the quality of the External Auditor’s performance following the completion of the audit In addition, the RAC reviews the integrity, independence and objectivity of the External Auditor and assesses whether there is any element of the relationship that impairs or appears to impair the External Auditor’s judgement or independence. The External Auditor also certifies its independence to the RAC. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 99

Non-audit services Although the External Auditor provides some non-audit services to the Group, the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken. Pre-approved services The RAC has adopted a policy titled Provision of Audit and Other Services by the External Auditor covering the RAC’s pre-approval policies and procedures to maintain the independence of the External Auditor. The categories of ‘pre-approved’ services are: – Audit services – work that constitutes the agreed scope of the statutory audit and includes the statutory audits of BHP and its entities (including interim reviews). The RAC monitors the audit services engagements and if necessary, approves any changes in terms and conditions resulting from changes in audit scope, Group structure or other relevant events. – Audit-related and other assurance services – work that is outside the scope of the statutory audit but is consistent with the role of the external statutory auditor. This category includes work that is reasonably related to the performance of an audit or review and is a logical extension of the audit or review scope, is of an assurance or compliance nature and is work that the external auditors must or are best placed to undertake and is permissible under the relevant applicable standard. – Tax services – identification of public subsidies and tax incentives and support regarding tax inspections by tax authorities, but only when support from the external auditor or audit firm is required by law. Activities outside the scope of the categories above are not ‘pre-approved’ and must be approved by the RAC prior to engagement, regardless of the dollar value involved. In addition, any engagement for other services with a value over US$250,000, even if listed as a ‘pre-approved’ service, requires the approval of the RAC. All engagements for non-audit services, whether ‘pre-approved’ or not and regardless of the dollar value involved, are reported quarterly to the RAC. While not prohibited by BHP’s policy, any proposed engagement of the External Auditor relating to internal control requires specific prior approval from the RAC. In addition, while the categories of ‘pre-approved’ services include a list of certain pre-approved services, the use of the External Auditor to perform these services will always be subject to our overriding governance practices as articulated in the policy. In addition, the RAC did not approve any services during the year ended 30 June 2025 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X (provision of services other than audit). Fees paid to BHP’s External Auditor during FY2025 for audit and other services were US$14.753 million, of which 74 per cent comprised audit fees (including in relation to Sarbanes-Oxley Act of 2002 (SOX) matters), 12 per cent for audit-related fees and 14 per cent for all other fees. No fees were paid in relation to tax services. For information on the fees paid refer to Financial Statements note 34 ‘Auditor’s remuneration’. Our Provision of audit and other services by the external auditor policy is available at bhp.com/governance Management’s assessment of internal control over financial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a–15(f) and Rule 15d–15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of BHP’s internal control over financial reporting was evaluated based on the framework and criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as at 30 June 2025. There were no material weaknesses in BHP’s internal controls over financial reporting identified by management as at 30 June 2025. BHP has engaged independent registered public accounting firm, Ernst & Young, to issue an audit report on the effectiveness of our internal control over financial reporting for inclusion in the Annual Report on Form 20-F as filed with the SEC. There were no changes in our internal control over financial reporting during FY2025 that materially affected or were reasonably likely to materially affect our internal control over financial reporting. During FY2025, the RAC reviewed our compliance with the obligations imposed by SOX, including evaluating and documenting internal controls as required by section 404 of SOX. Management’s assessment of disclosure controls and procedures Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2025. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP, including in the reports it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis. This information is accumulated and communicated to BHP’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, management (including the CEO and CFO) concluded that as at 30 June 2025, our disclosure controls and procedures are effective in providing that reasonable assurance. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. In the design and evaluation of our disclosure controls and procedures, management was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. 10. US requirements BHP Group Limited is a registrant with the SEC in the United States. It is classified as a foreign private issuer and has American Depositary Shares listed on the New York Stock Exchange (NYSE). We have reviewed the governance requirements applicable to foreign private issuers under SOX, including the rules promulgated by the SEC and the rules of the NYSE, and are satisfied that we comply with those requirements. Under NYSE rules, foreign private issuers such as BHP are required to disclose any significant ways our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. After a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE Listed Company Manual followed by US companies, two significant differences were identified: Rule 10A-3 of the Exchange Act requires NYSE-listed companies to ensure their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the External Auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. Under the terms of our Constitution, our shareholders are ultimately responsible for the appointment and retention of the External Auditor and are required to vote on the appointment of the External Auditor from time to time (as required under Australian law). The RAC remains directly responsible for the compensation and oversight of the work of the External Auditor. Under Section 303A.08 of the NYSE Listed Company Manual, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain exemptions. Under Australian law, BHP Group Limited is not required to provide for shareholder votes on all equity-compensation plans or revisions thereto. Shareholder approval is required for issues of shares to Directors and accordingly is sought only for certain incentive awards to the CEO. The Remuneration Report voted on by shareholders at the Annual General Meeting describes Board and executive remuneration. All incentive programs offered to the Board and/or Executives are intended to comply with our remuneration framework. We have a Securities Dealing Policy and procedures that cover the purchase, sale and other dealings of our securities by Directors, senior management and employees that seek to promote compliance with applicable insider trading laws, rules and regulations. The Securities Dealing policy was updated in FY2025 with effect from 1 October 2024. The Securities Dealing Policy is available at bhp.com/governance Corporate Governance Statement continued 100 BHP Annual Report 2025

The information presented by the Directors in this Directors’ Report relates to BHP Group Limited and its subsidiaries. The Operating and Financial Review (OFR), the Remuneration Report and the ‘Lead Auditor’s Independence Declaration’ are incorporated by reference into and form part of this Directors’ Report. 1. Review of operations, principal activities and state of affairs A review of the operations of BHP during FY2025, the results of those operations during FY2025, the expected results of those operations in future financial years and information on our financial position are set out in the OFR 1–7, 9 and 11. Information on the likely developments in BHP’s operations in future years and the expected results of those operations also appears in that section. We have excluded certain information from the OFR, to the extent permitted by Australian law, on the basis that such information relates to impending developments or matters in the course of negotiation and disclosure would be seriously prejudicial to the interests of BHP. This is because such disclosure could be misleading due to the fact it is premature or preliminary in nature, relates to commercially sensitive contracts, would undermine confidentiality between BHP and our suppliers and clients, or would otherwise unreasonably damage BHP. The categories of information omitted include forward-looking estimates and projections prepared for internal management purposes, information regarding BHP’s assets and projects that is developing and susceptible to change, and information relating to commercial contracts and pricing modules. Our principal activities, including significant changes in the nature of BHP’s principal activities during FY2025 are outlined in OFR 1–4. There were no significant changes in BHP’s state of affairs that occurred during FY2025 and no significant post balance date events other than as disclosed in the OFR and Financial Statements note 33 ‘Subsequent events’. No other matter or circumstance has arisen since the end of FY2025 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of BHP in future years. 2. Directors The Directors who served at any time during FY2025 or up until the date of this Directors’ Report are listed in the Board and Board Committee attendance table below. Information on the current Directors, including their terms of service, qualifications, experience and special responsibilities, and directorships of other listed companies held in the last three years, is set out in the Corporate Governance Statement. This information is incorporated by reference into and forms part of this Directors’ Report. Director attendances at meetings The Board meets as often as required. During FY2025, the Board met 14 times. Members of the Executive Leadership Team and other members of senior management attend meetings of the Board by invitation. Each Board Committee provides a standing invitation for any Non-executive Director to attend Committee meetings (rather than just limiting attendance to Committee members). Committee agendas and papers are provided to all Directors concerning matters to be considered. The table below excludes the attendance of Directors at Committee meetings where they were not a Committee member. Board and Board Committee attendance in FY2025 Board Risk and Audit Committee Nomination and Governance Committee People and Remuneration Committee Sustainability Committee Attended Held1 Attended Held1 Attended Held1 Attended Held1 Attended Held1 Xiaoqun Clever-Steg 14 14 8 8 Gary Goldberg 14 14 5 5 5 5 Mike Henry 14 14 Michelle Hinchliffe 14 14 8 8 5 5 Don Lindsay 13 14 8 8 5 5 Ken MacKenzie2 11 11 4 4 Ross McEwan3 14 14 7 7 1 1 3 3 Christine O’Reilly 14 14 8 8 5 5 4 4 Catherine Tanna 14 14 4 4 4 4 5 5 Dion Weisler 13 14 3 4 4 5 1. The number of meetings held during the time the Director was a member of the Board or relevant Committee. 2. Ken MacKenzie served as a Non-executive Director from 22 September 2016 and Chair of the Board from 1 September 2017 and Chair of the Nomination and Governance Committee until his retirement on 31 March 2025. 3. Ross McEwan was appointed as Chair of the Board and Chair of the Nomination and Governance Committee on 31 March 2025 and was a member of the Risk and Audit and People and Remuneration Committees until 31 March 2025. Directors’ Report Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 101

3. Share interests Directors’ shareholdings Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve a minimum shareholding requirement equivalent in value to one year of remuneration (base fees plus Committee fees). Details of Directors’ shareholdings in BHP as at the date of this Directors’ Report are shown in the table below. All Directors have met the minimum shareholding requirement under their Terms of Appointment as at 30 June 2025. No rights or options over shares in BHP Group Limited are held by any of the Non-executive Directors. We have not made available to any Directors any interest in a registered scheme. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited’s voting securities. Director Number of shares held1 Xiaoqun Clever-Steg 10,000 Gary Goldberg 24,000 Mike Henry2 478,035 Michelle Hinchliffe 12,330 Don Lindsay 10,000 Ross McEwan 45,000 Christine O’Reilly 10,620 Catherine Tanna 10,400 Dion Weisler 11,494 1. The number of shares held refers to shares held either directly, indirectly or beneficially by Directors as at 19 August 2025. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities. 2. As at 19 August 2025, Mike Henry also holds 954,631 rights and options over shares in BHP Group Limited. For more information refer to the Equity awards section in the Remuneration Report. Executive Key Management Personnel Interests held by members of the Executive Key Management Personnel (KMP) under employee equity plans as at 30 June 2025 are set out in the tables contained in the Equity awards section in the Remuneration Report. The table below sets out the relevant interests in shares in BHP Group Limited held directly, indirectly or beneficially, as at the date of this Directors’ Report by those senior executives who were Executive KMP (other than the Executive Director) on that date. Executive KMP member Number of shares held1 Brandon Craig 36,585 Vandita Pant 211,935 Geraldine Slattery 238,028 1. The number of shares held refers to shares held either directly, indirectly or beneficially as at 19 August 2025. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities. 4. Share capital and buy-back programs During FY2025, we did not make any on-market or off-market purchases of BHP Group Limited ordinary shares under any share buy-back program. As at the date of this Directors’ Report, there were no current on-market buy-backs. Some of our executives receive rights over BHP shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market by the Employee Share Ownership Plan Trusts or, in respect of some entitlements, by the issue of shares. During FY2025, no shares were purchased on-market for the Employee Share Ownership Plan Trusts. Directors’ Report continued As at the date of this Directors’ Report, there were 15,469,747 unvested equity awards outstanding in relation to BHP Group Limited ordinary shares held by 25,322 holders. The expiry dates of these unvested equity awards range between August 2025 and August 2029 and there is no exercise price. 4,461,418 fully paid ordinary shares in BHP Group Limited were issued as a result of the exercise of rights over unissued shares during or since the end of FY2025. No options over unissued shares or unissued interests in BHP have been granted during or since the end of FY2025 and no shares or interests were issued as a result of the exercise of an option over unissued shares or interests during or since the end of FY2025. For more information refer to Financial Statements note 26 ‘Employee share ownership plans’. For information on movements in share capital during and since the end of FY2025 refer to Financial Statements note 17 ‘Share capital’. 5. Group Company Secretary Stefanie Wilkinson is the Group Company Secretary. For details of her qualifications and experience refer to Corporate Governance Statement 4.1. Stefanie Wilkinson has experience in a company secretariat role or other relevant fields arising from time spent advising other large-listed companies or other relevant entities. 6. Indemnities and insurance Rule 146 of the BHP Group Limited Constitution requires the company to indemnify, to the extent permitted by law, each Officer of BHP Group Limited against liability incurred in or arising out of the conduct of the business of BHP or the discharge of the duties of the Officer. The Directors named in 4.1 of the Corporate Governance Statement, and the Company Secretary and other Officers of BHP Group Limited have the benefit of this requirement, as do individuals who formerly held one of those positions. In accordance with this requirement, BHP Group Limited has entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with its Directors. Under BHP’s Deed Poll for Indemnification, BHP Group Limited and BHP Group (UK) Ltd (formerly BHP Group Plc) must, to the extent permitted by law, indemnify current and former employees of the Group against liability to third parties incurred in or arising out of the conduct of the business of the Group or the discharge of the duties of these employees, including where an employee performs a role at another entity at the request of the Group. The indemnity is subject to certain limitations and does not apply where the liability has arisen in circumstances involving recklessness, wilful misconduct or lack of good faith by the employee seeking indemnification. In addition, as part of the arrangements to effect the demerger of South32, we agreed to indemnify certain former Officers of BHP who transitioned to South32 from certain claims and liabilities incurred in their capacity as Directors or Officers of South32. The terms of engagement for certain services include that we must compensate and reimburse EY for and protect EY against any loss, damage, expense or liability incurred by EY in respect of third-party claims arising from a breach by BHP of any obligation under the engagement terms. We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Group Limited or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties. For this Directors’ and Officers’ insurance, we paid premiums of US$12,447,150 excluding taxes during FY2025. No indemnity in favour of a current or former Officer of BHP Group Limited or in favour of the External Auditor was called on during FY2025. 102 BHP Annual Report 2025

7. Dividends A final dividend of 60 US cents per share will be paid on 25 September 2025, resulting in total cash dividends determined in respect of FY2025 of 110 US cents per share. For information on the dividends paid refer to Financial Statements note 19 ‘Dividends’ 8. Auditors A copy of the declaration given by our External Auditor to the Directors in relation to the auditors’ compliance with the independence requirements of the Australian Corporations Act 2001 and the Professional Code of Conduct for External Auditors is set out in Financial Statements 4. No current Officer of BHP has held the role of director or partner of the Group’s current External Auditor. 9. Non-audit services For information on the non-audit services undertaken by BHP’s External Auditor, including the amounts paid for non-audit services, refer to Financial Statements note 34 ‘Auditor’s remuneration’. All non-audit services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor. No non-audit services were carried out that were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. The reason for this view is that the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken. For more information about our policy in relation to the provision of non-audit services by the external auditor refer to ‘External audit and financial reporting’ in our Corporate Governance Statement 9.2 10. Exploration, research and development Companies within the Group carry out exploration and research and development necessary to support their activities. For more information refer to OFR 6 ‘Our assets’, OFR 12 ‘Performance by commodity’ and Additional information 6 ‘Mineral Resources and Ore Reserves’ 11. ASIC Instrument 2016/191 BHP Group Limited is an entity to which the Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/ Directors’ Reports) Instrument 2016/191 applies. Amounts in this Directors’ Report and the Financial Statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191. 12. Proceedings on behalf of BHP Group Limited No proceedings have been brought on behalf of BHP Group Limited, nor has any application been made, under section 237 of the Australian Corporations Act 2001. 13. Performance in relation to environmental regulation BHP seeks to be compliant with all applicable environmental laws and regulations relevant to its operations. We monitor compliance on a regular basis, including through external and internal means, to minimise the risk of non-compliance. For more information on BHP’s performance in relation to health, safety and the environment refer to OFR 9.6, 8, 9.9 For the purposes of section 299(1)(f) of the Australian Corporations Act 2001, in FY2025 BHP was levied seven fines in relation to environmental laws and regulations at our operated assets, the total amount payable being US$8,065,962. 14. Additional information BHP Group Limited has a branch registered in the United Kingdom. The Group, through various subsidiaries, has also established branches in a number of other countries. The Directors’ Report is approved in accordance with a resolution of the Board. Ross McEwan Chair Dated: 19 August 2025 Mike Henry Chief Executive Officer Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 103

Letter from the People and Remuneration Committee Chair Dear Shareholders, I am pleased to provide BHP’s Remuneration Report for FY2025. A strong year of safety, operational and financial performance We delivered a strong year of safety, operational and financial performance in FY2025. Nothing matters more than the safety of our people. I am pleased to report that our key safety measures improved in FY2025, underpinned by strong safety fundamentals. It was also a strong year of operational performance at BHP which generated significant cash flow. We have determined dividends totalling US$1.10 a share for the year. This represents a total distribution to shareholders of US$5.6 billion and more than US$50 billion in cash dividends to our shareholders over the past five years. Our remuneration framework continues to serve us well The People and Remuneration Committee (Committee) continues to oversee the Group’s people and culture strategy and its alignment with BHP’s Purpose, Values and performance. Our remuneration framework is designed to support the successful delivery of our strategy, drive the right behaviours for a thriving and performance?oriented culture and incentivise long?term value creation. We are a global company that seeks to be competitive so that we can attract and retain the best talent. BHP’s executive remuneration framework provides a mix of fixed and variable remuneration across different time horizons to balance the achievement of near-term strategic deliverables with longer?term objectives. Our remuneration framework seeks to align remuneration outcomes with shareholder value creation and performance on financial, Group and personal and safety and sustainability measures, including climate change. There are three components of our executive remuneration framework at BHP: fixed remuneration, the Cash and Deferred Plan (CDP) and the Long Term Incentive Plan (LTIP). Our higher weighting on CDP (relative to our LTIP) results in key metrics, such as fatalities and climate change in the CDP, having a proportionally significant impact on executive remuneration outcomes. Our framework has received strong support from our shareholders since it was introduced. In FY2025, I had the pleasure of meeting with employees covering our operations and offices, and shareholders and investors covering Australia, UK, US and Asia, representing a significant proportion of our issued share capital. These discussions reinforced that the focus of our remuneration framework on driving financial, safety and sustainability performance remains the right focus areas for BHP. FY2025 CDP outcomes The Committee assessed the Chief Executive Officer (CEO) and other Executive key management personnel’s (KMP) performance against the CDP scorecard elements. For the CEO, this resulted in a FY2025 CDP outcome of 110 per cent against a target of 100 per cent. CDP outcomes are assessed annually against a balanced scorecard comprising safety and sustainability (S&S), financial and Group and personal performance measures (comprising executive-led enterprise?wide strategic deliverables). The FY2025 outcome for S&S measures for the CEO was 34 per cent out of a target of 25 per cent. These metrics include a 10 per cent measure for significant health, safety, environment and community events and the outcome reflects a year where we had no fatalities and strong progress on our Fatality Elimination Program. We have had a 10 per cent climate change measure in place since FY2020. This is a measure of climate change performance over the longer term and we remain on track to meet our operational greenhouse gas emissions target (Scopes 1 and 2) by FY2030. Indigenous partnerships are the third key aspect of our S&S measures and this year saw record Indigenous procurement spend for the second year in a row. The FY2025 outcome for financial measures for the CEO was 53 per cent out of a target of 50 per cent. Underlying Return on Capital Employed (ROCE) is the financial measure used that assesses our company’s profitability and effective use of capital. Pleasingly, in FY2025, we delivered record copper production, the highest production levels in 17 years at Escondida, record iron ore production for the third consecutive year and a lift in steelmaking coal production, despite significant adverse weather events affecting production. The FY2025 outcome for Group and personal measures for the CEO was 23 per cent out of a target of 25 per cent. These measures included people, performance and portfolio projects and initiatives. We pride ourselves on capital delivery. Disappointingly, in July 2025 we provided an update on the cost and schedule estimates for Jansen Stage 1. We estimate capital expenditure to be in the range of US$7.0 billion to US$7.4 billion (including contingencies), versus our original estimate of US$5.7 billion, and first production to revert to the original schedule of mid-CY2027. The CDP scorecard performance assessment for the CEO, together with the Chief Financial Officer (CFO) and President Americas, included consideration of these matters when determining their CDP outcomes. It has also been reflected in the outcomes for other Executive Leadership Team (ELT) members, senior executives and employees with accountability for Jansen. For other Executive KMP, FY2025 CDP outcomes resulted in, on average, above target outcomes. 2020 LTIP award The LTIP seeks to reward sustained, long?term performance and growth aligned with BHP’s values and shareholder value creation. The performance period for the 2020 LTIP award concluded on 30 June 2025. The vesting outcome was 33 per cent based on total shareholder return performance of 85 per cent for BHP over the five?year period. Holistic review of performance over a five-year period An important aspect of the CDP and LTIP is that before vesting of the five-year CDP and LTIP awards each year the Committee undertakes a holistic review of performance. This extra step reflects a long-term outlook and focus on driving shareholder value. In August 2025, when reviewing the vesting of the FY2020 CDP five-year award and 2020 LTIP award, the Committee considered BHP’s performance on safety, sustainability (including climate change), financial, corporate governance and conduct over the five-year performance period from 1 July 2020 to 30 June 2025. As a Committee we are satisfied the outcomes are fair and reflect the shareholder experience during the period. Looking ahead Talent markets continue to be highly competitive. It is critical we reward our people appropriately to enable BHP to deliver on our strategy. When we benchmark our Executive KMP’s remuneration, we compare against roles in mining and resource companies and have regard for globally competitive companies of similar complexity, reach and scale. These are the companies that BHP is competing with for talent. For FY2026, the Board has determined the CEO’s base salary will increase by four per cent, effective 1 September 2025. In conducting the annual review of the CEO’s base salary and total target remuneration, to ensure his package remains appropriate and market competitive, we considered the CEO’s ongoing performance, external benchmark data, and market demand for senior executive talent. The increase is aligned to the average FY2025 salary increase applied for other BHP employees. During FY2025, the Committee reviewed other Executive KMP remuneration and, to reflect their ongoing performance and development in their roles since their appointment in early 2024, determined an increase of eight per cent for the CFO and 15 per cent for the President Americas, effective 1 January 2025. For FY2026, the Committee determined an increase of four per cent for the President Australia, effective 1 September 2025. For FY2026 there are no changes to the Group Chair and Non-executive Director fees. Our people We strive to offer an engaging and supportive workplace, which empowers our people to find safer and more productive ways of working. This year we achieved our long-term female representation aspirational goal and exceeded our Indigenous workforce participation targets in Australia, Canada and Chile. The efforts that have underpinned this achievement have made BHP a safer, more productive, and better performing business. The Committee monitored culture progress through visits to BHP sites and offices and discussions with management. We continue to support a performance management framework that places a strong emphasis on how we deliver results alongside what is achieved. This is critical to delivering the best outcomes for BHP shareholders. Again, thank you to the shareholders, advisers and employees I met with during the year. I took away a lot from these discussions and look forward to continuing this engagement. As always, I welcome shareholder feedback and comments on our FY2025 Remuneration Report. Christine O’Reilly Chair, People and Remuneration Committee The abbreviations used in the following pages are listed on page 116 104 BHP Annual Report 2025

Remuneration Report FY2025 CEO CDP outcome BHP TSR outperformed the 50th percentiles of the Sector Peer group by 8% and the MSCI World Index by 14% 33% LTIP vesting in FY2025 Policy requirement: 5x base salary Actual: CEO MSR 6.6Xbase salary Key performance Total shareholder return (5 year) 85% Return on Capital Employed 20.6% Dividends per share (USD) 110USc Remuneration outcomes Remuneration framework Remuneration at a glance Average FY2025 other Executive KMP CDP outcomes Safety and sustainability Financial Group and personal Target Actual 25% 50% 34% 25% 54% 26% Actual Target 25% 50% 34% 25% 53% 23% FY2025 FY2026 FY2027 FY2028 FY2029 FY2030 Fixed remuneration (Base salary, pension contributions and other benefits) CDP cash 1 year performance period (1 Jul 2024 to 30 Jun 2025) CDP Deferred Rights (2 Year) 2 Year vesting period Vesting subject to service condition (1 Jul 2025 to 30 Jun 2027) CDP Deferred Rights (5 Year) 5 Year vesting period Vesting subject to a service condition + a holistic review of performance at the end of the vesting period (1 Jul 2025 to 30 Jun 2030) LTIP Performance Rights 5 year performance period Vesting subject to a TSR performance condition, service condition + a holistic review of performance at the end of the vesting period (1 Jul 2025 to 30 Jun 2030) MSR BHP’s Minimum Shareholding Requirements (MSR) help to align the interests of the KMP and shareholders. The CEO is required to achieve a MSR of five times annual pre-tax base salary. Other Executive KMP are required to achieve a MSR of three times annual pre-tax base salary. Cash paid Vesting confirmed Vesting underpinned by a holistic review of safety, sustainability, financials, corporate governance and conduct at the end of the five-year period paid and declared in respect of FY2025 Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 105

Our Key Management Personnel This Remuneration Report sets out the remuneration of BHP’s KMP. These are our Directors (including the CEO) and certain members of our Executive Leadership Team (ELT) who have authority and responsibility for planning, directing and controlling BHP’s activities, either directly or indirectly. Throughout the Remuneration Report, KMP are referred to as either Non-executive Directors or Executive KMP. BHP’s KMP for the Reporting Period are: Non-executive Directors Executive KMP Current Term Former Term Current KMP position Term Ross McEwan Full year Commenced as Chair 31 March 2025 Ken MacKenzie Retired 31 March 2025 Mike Henry Chief Executive Officer and Executive Director Full year Xiaoqun Clever-Steg Full year Brandon Craig President Americas Full year Gary Goldberg Full year Vandita Pant Chief Financial Officer Full year Michelle Hinchliffe Full year Geraldine Slattery President Australia Full year Don Lindsay Full year Christine O’Reilly Full year Catherine Tanna Full year Dion Weisler Full year Remuneration governance BHP’s corporate governance underpins the way we do business, including our approach to our remuneration framework and reward systems, which aim to support BHP’s strategy and encourage a culture aligned with BHP’s values, purpose and risk appetite. The diagram below represents how BHP makes decisions on remuneration. Remuneration Report continued Market competitive To attract, motivate and retain highly skilled executives Supports strategy delivery To ensure focus on outcomes that deliver on BHP’s strategy and purpose Values-aligned To be transparent and foster a culture aligned to BHP’s values, behaviours and risk appetite Rewards outperformance To drive long?term shareholder wealth creation How our remuneration framework is set 106 BHP Annual Report 2025

Overview of BHP’s remuneration framework BHP provides Executive KMP with a mix of fixed and variable remuneration. There are three components of our Executive KMP remuneration framework: (1) fixed remuneration, (2) Cash and Deferred Plan, and (3) Long Term Incentive Plan. BHP structures the delivery of remuneration across different time periods to balance the achievement of near-term strategic objectives with longer-term drivers, such as continued service, alignment to shareholder value creation and financial, safety and sustainability (including climate change) performance. The Board and Committee apply overarching discretion to determine fair and commensurate remuneration that reflects the objectives of the remuneration framework and takes into account shareholder expectations and market conditions. Fixed remuneration Cash and Deferred Plan (CDP) Long Term Incentive Plan (LTIP) What is it? This is the fixed portion of remuneration that is paid regularly throughout the year. The CDP is an annual cash and equity-based incentive scheme, providing remuneration over the short, medium and longer term. The LTIP is a long-term incentive scheme with awards vesting in five years, subject to conditions. How is it delivered? Base salary Pension contributions (10% base salary) Other benefits (notional 10% base salary) The CDP award is delivered in three equal components: – CDP annual cash – CDP Deferred Rights (2 Year) – CDP Deferred Rights (5 Year) The LTIP is delivered in Performance Rights, subject to meeting vesting conditions over a five-year period. What does it reward and how does it link with strategy? Competitive and appropriate fixed remuneration is provided to attract, motivate and retain talented and experienced global executives with the right capability to deliver against BHP’s strategic objectives. Rewards the annual achievement of strategic goals and outperformance, and encourages retention. It also aligns behaviours towards Our Values and to shareholder outcomes. Rewards sustained, long-term performance and growth aligned with Our Values and creation of shareholder value. How does it link to performance? Fixed remuneration reflects the global scope and complexity of the role. It accounts for the location, skills, performance, qualifications and experience of the individual. Fixed remuneration is reviewed annually by the Committee to ensure it remains appropriate and competitive with benchmark data from BHP’s independent remuneration advisers as required. Fixed remuneration increases are normally aligned to performance, significant development, changes in accountabilities and/or external market movements. They normally also consider movements applied to the wider BHP workforce. Our approach to setting and benchmarking fixed remuneration, along with any changes for FY2026, is set out below. CDP award outcomes for each Executive KMP are determined by the annual assessment of performance against a balanced scorecard of metrics linked to the execution of business strategy weighted as follows: – 25% Safety and sustainability (including climate change) – 50% Financial – 25% Group and personal measures One third of the CDP award is paid in cash and is structured to reward current year performance in the short term. The remaining two thirds of the CDP are deferred into two equity awards of equal value to encourage retention and sustained medium and longer?term performance over two and five years. The vesting of the CDP equity awards are subject to a service condition and the CDP Deferred Rights (5 Year) is also underpinned by a holistic review of performance at the end of the vesting period, details of which are outlined on page 108. Under the LTIP, BHP’s performance is assessed against the relative TSR of two comparator groups over the five-year period to provide an objective measure of performance. TSR provides a valuable comparative, external market performance benchmark. It also provides a direct link between Executive KMP reward and shareholder returns. Vesting of LTIP Performance Rights requires BHP’s TSR performance to meet specific hurdles as outlined on page 108. LTIP Performance Rights are also subject to a five-year service condition and are underpinned by a holistic review of performance at the end of the vesting period, details of which are outlined on page 108. Paying competitively BHP is a global company with employees around the world, including in Australia, Canada, Chile and the United States. BHP has a diverse and mobile workforce and we recognise the importance of offering competitive and equitable remuneration to attract, motivate and retain the talent required to deliver on our strategy. To ensure our reward practices remain fit for purpose in a dynamic and highly competitive global talent market, we apply a disciplined and data-driven approach. This includes benchmarking our Executive KMP remuneration against comparable positions in companies of similar scale, complexity and geographic reach with a focus on companies that compete with BHP for leadership talent. We consider factors such as role responsibilities, location, skills, qualifications and experience. We also conduct regular performance reviews and apply rigorous governance to ensure accountability and alignment with shareholder and stakeholder expectations. During FY2025, the Committee reviewed other Executive KMP remuneration and to reflect their ongoing performance and development in their roles since their appointment in early 2024, determined an increase of eight per cent for the CFO and 15 per cent for the President Americas effective 1 January 2025. For FY2026, the Committee determined an increase of four per cent for the President Australia, effective 1 September 2025. For information on where we operate refer to OFR 2.2 of this Report Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 107

CDP LTIP Description CDP awards are split into three equal parts – a cash component paid annually and two awards of equity vesting in two and five years, subject to service conditions. The LTIP is delivered in Performance Rights, which are conditional rights to receive BHP shares subject to service and performance conditions. Performance period and vesting period – The CDP performance period is one year. – For the FY2025 CDP, the performance period is 1 July 2024 to 30 June 2025. – CDP cash is paid annually following the end of the performance period. – CDP Deferred Rights (2 Year) are rights to receive BHP shares subject to a two-year service condition from 1 July 2025 to 30 June 2027. – CDP Deferred Rights (5 Year) are rights to receive BHP shares subject to a five-year service condition from 1 July 2025 to 30 June 2030 and a holistic review of performance over the prior five years as an underpin to vesting. – The LTIP performance period is five years. – For the 2025 LTIP, the performance period is 1 July 2025 to 30 June 2030, with vesting shortly after. The vesting conditions are: – BHP’s relative TSR performance – a service condition – a holistic review of performance at the end of the vesting period (outlined below) Opportunity – For all Executive KMP the target is 80% of base salary for each of the CDP cash component, CDP Deferred Rights (2 Year) and CDP Deferred Rights (5 Year). Total target in aggregate is 240% of base salary, maximum opportunity is 360%, and minimum potential outcome is zero. – The number of FY2025 CDP Deferred Rights for each of the two tranches are determined by dividing the overall CDP cash component outcome by the average share price and US$/ A$ exchange rate over the 12 months up to and including 30 June 2025. – For the CEO the maximum is 200% of base salary. – For other Executive KMP the maximum is 175% of base salary. – The minimum potential outcome is zero. – The number of 2025 LTIP Performance Rights granted to an Executive KMP is determined by dividing the LTIP value by the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2025. Performance conditions and assessment Towards the end of the annual performance period, a formal assessment of the Executive KMP’s CDP scorecard is conducted to determine the CDP award outcome. The Board approves the CEO’s CDP award outcome and the Committee approves CDP award outcomes for the other Executive KMP. The Sustainability Committee and the Risk and Audit Committee assess and provide guidance on the outcomes of the scorecard measures that are within their respective areas of responsibility. The Committee and the Board retain discretion to adjust CDP award outcomes where they do not consider them to reflect the performance of the Group or where the manner in which they were achieved was not aligned with the wider shareholder experience. If performance is below the threshold level for any scorecard measure, 0% will be provided in respect of that portion of the CDP scorecard. Vesting of 2025 LTIP Performance Rights will depend on BHP’s TSR compared to the following benchmarks: – 67% for relative TSR performance compared to the MSCI World Metals and Mining Index constituents (Sector TSR) – 33% for relative TSR performance compared to the MSCI World Index constituents (World TSR). Details of the Sector TSR and World TSR indices can be found here msci.com/our-solutions/indexes The number of LTIP Performance Rights that vest, if any, will be based on BHP’s TSR performance, compared to the Sector TSR and World TSR over the performance period, as set out in the following vesting schedule: BHP’s TSR performance % of the LTIP award that will vest Below the 50th percentile 0% Equal to the 50th percentile 25% Between the 50th percentile and the weighted 80th percentile Sliding scale between 25% and 100% Equal to or exceeds the 80th percentile (outperformance) 100% An averaging period of six months is used in the TSR calculations. If the TSR performance condition is not met, there is no retesting and awards will lapse. Vesting – Vesting of CDP Deferred Rights is subject to the Executive KMP’s continued employment with BHP until the vesting date. – CDP Deferred Rights (5 Year) are subject to a holistic review of performance at the end of the five-year vesting period (outlined below). – Executive KMP do not have an entitlement to receive dividends prior to vesting. Dividend Equivalent Payments (DEPs) are made on vesting of CDP Deferred Rights. – The Committee retains discretion to settle CDP Deferred Rights in cash. – Vesting of LTIP Performance Rights is subject to the Executive KMP’s continued employment with BHP until the vesting date and TSR performance conditions. – LTIP Performance Rights are subject to a holistic review of performance at the end of the five-year vesting period (outlined below). – Executive KMP do not have an entitlement to receive dividends prior to vesting. DEPs are made on vesting of LTIP Performance Rights. – The Committee retains discretion to settle LTIP Performance Rights in cash. Holistic review of performance as an underpin to vesting Vesting of both CDP Deferred Rights (5 Year) and LTIP Performance Rights are subject to a holistic review of performance at the end of the five-year vesting periods, including a review of: – safety and sustainability performance (for example, no material incidents, achievements against operational decarbonisation plans, reduction in GHG emissions against BHP targets, etc) – financial performance (including profitability, cash flow, balance sheet health, returns to shareholders, etc) – broader factors such as corporate governance and the Executive KMP’s conduct Remuneration Report continued Key terms of our variable remuneration framework and equity plans Our variable remuneration framework is designed to support BHP’s strategy and reward our people for successful strategy execution. The majority of remuneration delivered through equity is ‘at risk’, reflecting our commitment to driving long-term growth, performance and value for shareholders. The key terms of the FY2025 CDP and the 2025 LTIP are outlined below. 108 BHP Annual Report 2025

CDP LTIP Cessation of employment Upon the cessation of Executive KMP employment, unless the Board determines otherwise, the following treatment applies: – on resignation or termination for cause, all unvested CDP cash and Deferred Rights and LTIP Performance Rights lapse – where employment ends due to death, serious injury, disability, CDP cash awards are pro-rated based on performance for that year, and all unvested CDP Deferred Rights and LTIP Performance Rights vest – where employment ends for any other reason (i.e. a ‘good leaver’), current year CDP cash awards and Deferred Rights (2 years) awards are pro-rated based on performance for that year (and paid wholly in cash), all unvested CDP Deferred Rights (2 Year) will generally remain on foot and subject to the original terms of the offer, and a pro-rated portion of unvested CDP Deferred Rights (5 Year) and LTIP Performance Rights will generally remain on foot and subject to the original terms of the offer, and the remainder will lapse Malus and clawback In order to prevent an executive obtaining an inappropriate benefit (including where the executive acts fraudulently or dishonestly, is in material breach of their obligations to BHP, or where vesting is not justified or supportable in the circumstances), the Committee may determine some or all awards (including cash, CDP Deferred Rights and LTIP Performance Rights) are lapsed, forfeited or clawed back. The Committee may also suspend or delay vesting of CDP Deferred Rights and LTIP Performance Rights if an investigation is underway, until the outcome of any investigation is known. BHP also has a Malus and Clawback Policy that applies to all equity awards. Employment terms The remuneration and employment terms of Executive KMP are formalised in employment contracts that have no fixed term. For the CEO, 12 months’ notice is required by either BHP or the CEO should they wish to terminate employment. For other Executive KMP, BHP or the relevant Executive KMP is required to provide six months’ notice should they wish to terminate employment. Executive KMP can be terminated for cause without notice. BHP may require an executive to work through the notice period or make a payment in lieu of notice (including base salary plus pension contributions). Share ownership guidelines and MSR Executive KMP are encouraged to hold shares in BHP over the long-term and a minimum shareholding is required through the MSR. BHP’s share ownership guidelines and the MSR help to align the interests of the KMP and shareholders. The CEO is required to achieve a MSR of five times annual pre-tax base salary. Other Executive KMP are required to achieve a MSR of three times annual pre?tax base salary. A two-year post-retirement shareholding requirement for the CEO applies from the date of retirement, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of retirement. No Executive KMP sold or purchased shares during FY2025, other than sales to satisfy tax obligations in connection with an employee equity award. At the end of FY2025, the Executive KMP met their MSR, except for Brandon Craig, as he was appointed to the ELT and Executive KMP on 1 March 2024. Prohibition on hedging of BHP shares and equity instruments KMP are prohibited from hedging unvested BHP securities or securities held under the MSR. They are also prohibited from using unvested BHP securities as collateral. Vested, unrestricted securities that are not held under the MSR, may be subject to hedging arrangements or used as collateral, provided prior consent is obtained from BHP Remuneration mix The overall potential total remuneration of the CEO and other Executive KMP is shown in the diagram below. The maximum opportunity represented below is the most that could potentially be paid for each remuneration component. It does not reflect actual awards granted by the Group. Actual remuneration received by the CEO and other Executive KMP depends on the outcomes of the CDP and LTIP which are driven by the achievement of business and individual performance measures. The target LTIP value is based on the fair value of the awards, which is 50 per cent of the face value of the CEO’s award (200 per cent of base salary) and other Executive KMP awards (175 per cent of base salary). The maximum LTIP value is based on the face value of the awards for the CEO and other Executive KMP. The potential impact of future share price movements is not included in the value of CDP or LTIP awards. Target Maximum Minimum 100% 100% Base salary | 10% Pension | notional 10% Benefits 26% 17% 17% 17% 23%1 80% base salary 80% base salary 80% base salary 100% base salary 17% 17% 17% 32%2 17% 120% base salary 120% base salary 120% base salary 200% base salary Target Maximum Minimum 18% 18% 18% 18% 18% 18% 20%1 28%2 18% 26% 100% 100% Base salary | 10% Pension | notional 10% Benefits 80% base salary 80% base salary 80% base salary 87.5% base salary 120% base salary 120% base salary 120% base salary 175% base salary CEO % of total target remuneration Other Executive KMP % of total target remuneration Fixed remuneration CDP cash CDP Deferred Rights 2 Year CDP Deferred Rights 5 Year LTIP Performance Rights 1. Fair value 2. Face value Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 109

Remuneration Report continued Performance measure Weighting for FY2025 Performance outcome CEO percentage outcome Safety and sustainability 25% 34% Financial 50% 53% Group and personal 25% 23% Total 100% 110% Remuneration for Executive KMP FY2025 CDP performance outcomes The Board and the Committee assessed the Executive KMP’s CDP outcomes in light of the Group’s performance in FY2025 and performance against the measures in each Executive KMP CDP scorecard. The level of performance for each scorecard measure is determined based on a range of: – threshold – the minimum necessary to qualify for any reward outcome – target – where the performance requirements are met – maximum – where the performance requirements are significantly exceeded Summary of CDP outcomes for the CEO (by measure) For the CEO, the Board’s and the Committee’s assessment against the CDP scorecard measures resulted in a FY2025 CDP outcome of 110 per cent against the target of 100 per cent (or 73 per cent against maximum). In July 2025, we provided an update on the cost and schedule estimates for Jansen Stage 1. We estimate capital expenditure to be in the range of US$7.0 billion to US$7.4 billion, versus our original estimate of US$5.7 billion, and first production to revert to the original schedule of mid-CY2027. Assessments for the CEO included consideration of these updates as part of his Group and personal measures when determining his CDP outcome. FY2025 CDP performance outcomes – CEO measures Safety and sustainability Scorecard targets Performance outcome Elimination of significant harm No significant (actual level 4) health, safety (including fatalities), environment or community events during the year. Completion of FY2025 Fatality Elimination Program deliverables and development of asset-owned vehicle interaction improvement plans. Outcome: Maximum – There were no fatalities or other actual significant HSEC events during FY2025 at our operated assets. – All operated assets completed the deliverables required to achieve a maximum outcome relating to the Fatality Elimination Program and development of asset-owned vehicle interaction improvement plans. Climate change Reported Scopes 1 and 2 GHG emissions at our operated assets in FY2025 are at 9.8 ktCO2-e. Deliver FY2025 actions in the approved climate adaptation work program, including progressing our nature-positive plans. Outcome: Between target and maximum – For FY2025, we bettered our operational GHG emissions scorecard target by 1% (excluding our Western Australia Nickel operations which entered temporary suspension in FY2025). Having reviewed actual production levels at certain operated assets compared to budget targets, performance was observed to be on target. – All actions in the approved climate adaptation work program were delivered during FY2025. While none of the Assets completed climate adaptation work program deliverables required to achieve a maximum outcome, all required actions to progress our nature-positive plans were delivered to achieve a maximum outcome. Indigenous partnerships No significant (actual level 4) cultural heritage events during the year. Achieve direct contracting spend with Indigenous, Traditional Owner and First Nations suppliers of US$356 million. Achieve regional Indigenous representation targets by end of FY2025. Outcome: Maximum – No significant cultural heritage incidents occurred during FY2025. – Indigenous, Traditional Owner and First Nations vendor procurement significantly exceeded the targets required to achieve a maximum outcome with US$852 million in Indigenous procurement spend in FY2025. – Our FY2025 overall regional Indigenous representation was at 9.3%, which was above the target of 8.8%. The total S&S measures for FY2025 for the CEO was 34% against the target of 25%. Threshold 0% Target 100% Maximum 150% 110 BHP Annual Report 2025

Financial ROCE Target ROCE of 19.7%, with a threshold of 16.4% and a maximum of 22.8%. ROCE is underlying profit after taxation (excluding after-taxation finance costs and exceptional items) divided by average capital employed. When assessing ROCE, adjustments are made to the outcome to allow for changes in commodity prices, foreign exchange movements and other material items outside the control of management (from the levels assumed when setting the targets). This ensures the assessment appropriately measures outcomes that are within the control and influence of the Group and our executives. Of these adjustments, changes in commodity prices have historically been the most material due to volatility in prices and the impact on Group revenue and ROCE. When setting the target ROCE, the Committee considers the upside opportunities and downside risks inherent in BHP’s businesses, and what outcome the Committee believes would be a level of performance that shareholders would view positively. The maximum and threshold are an appropriate range of ROCE outcomes which include an upper limit of stretch outperformance that would represent the maximum CDP award, and a lower limit of underperformance below which no CDP award should be made. The performance range around target is subject to a greater level of downside risk than there is upside opportunity, mainly due to physical and regulatory asset constraints. Accordingly, the range between threshold and target is somewhat greater than that between target and maximum. For maximum, the Committee takes care not to create leveraged incentives that encourage executives to push for short-term performance that goes beyond our risk appetite and current operational capacity. Outcome: Between target and maximum ROCE of 20.6% was reported by BHP for FY2025. Adjusted for the factors outlined below, ROCE is 20.0%, which is above target. The following adjustments were made to ensure the outcomes appropriately reflect the performance of management for the year: – The full elimination of the impacts of movements in commodities prices and exchange rates decreased ROCE by 0.3 percentage points. – Adjustments for other items made to ensure the outcomes reflect the performance of management for the year decreased ROCE by 0.3 percentage points. This was mainly to ensure the basis of the CDP ROCE outcome was the same as the basis upon which the ROCE target for FY2025 was set. Having reviewed the FY2025 exceptional items (as described in Financial Statements note 3 ‘Exceptional items’), the Committee determined these should not be considered for the purposes of determining the FY2025 ROCE CDP outcome and that no further action was required in respect of exceptional items. The ROCE measure for FY2025 for the CEO was 53% against the target of 50%. Group and personal People Year-on-year reduction in high potential injury frequency. Increase female representation to 40% across the enterprise. Increase BHP Employee Perception Survey engagement score. Progress succession and development activities. Outcome: Between target and maximum – High potential injury frequency year-on-year reduced by 18% in FY2025 to 0.09. – Female representation increased by 4% in FY2025 and finished the year at 41.3%, exceeding the FY2025 target and marking the achievement of BHP’s long-term female representation aspirational goal. – Employee Perception Survey engagement score improved in line with target. – Succession and development activities completed in accordance with expectations. Performance Improvement on Operational Excellence Index (OEI) Assessment on Assessment (AoA) scores at operational sites. Asset decarbonisation plans submitted to achieve at least or greater emissions reductions than prior year. Deliver the targeted outcome in the Brazil strategy. Outcome: Target – BHP Operating System (BOS) target achieved, with 90% of operational sites improving on the OEI AoA score. – Asset operational decarbonisation plans progressed, with positive steps taken towards delivering operational emissions reductions. – Significant progress made on the Brazil strategy, including a settlement agreed with the Brazilian Public Authorities and a Liability Sharing Agreement signed with Vale. Portfolio Maximum 15% capital growth across the major projects portfolio. Minerals Americas and Copper South Australia growth projects to increase projected copper equivalent production. Refreshed Nickel strategy agreed. Outcome: Between target and maximum – Capital growth across the major projects portfolio kept to well below the 15% target. – Good progress made on copper growth pathways across Escondida, Spence and Copper South Australia, and through entry into the Vicuña joint venture. – Nickel strategy in place and progressing well. The Group and personal measure for FY2025 for the CEO was 23% against the target of 25%. The assessment for the CEO included consideration of the updates on Jansen Stage 1, as described on the prior page, as part of his Group and personal measures outcome. Summary of outcomes for other Executive KMP The FY2025 CDP target weightings and performance measures for other Executive KMP ‘without regional responsibility’ are similar to those of the CEO outlined above. For the other Executive KMP ‘with regional responsibility’, their target weightings and performance measures vary to reflect the focus required on both Group and regional measures. The Group and personal measures for other Executive KMP is reflective of their contribution to the delivery of projects and initiatives within the scope of their role and the overall performance of the Group. The Committee reviewed the performance of other Executive KMP against these FY2025 measures and this assessment resulted in overall FY2025 CDP outcomes, each against the target of 100 per cent, of 110 per cent for the CFO (or 73 per cent against maximum), 118 per cent for the President Americas (or 79 per cent against maximum), and 115 per cent for the President Australia (or 77 per cent against maximum). Cost and schedule estimates for Jansen Stage 1 were updated in July 2025, with capital expenditure estimated to be in the range of US$7.0 billion to US$7.4 billion, versus our original estimate of US$5.7 billion, and first production to revert to the original schedule of mid-CY2027. Assessments for the CFO and President Americas included consideration of these updates as part of their Group and personal measures outcome when determining their CDP outcomes. It has also been reflected in the outcomes for other ELT members, senior executives and employees with accountability for Jansen. The FY2025 CDP weightings and overall average outcomes against the CDP scorecard for other Executive KMP are in the following diagram. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 111

Remuneration Report continued FY2020 LTIP performance outcomes What are the LTIP vesting conditions? The five-year performance period for the 2020 LTIP Performance Rights for relevant Executive KMP ended on 30 June 2025. Vesting is subject to satisfaction of the service condition, the achievement of the relative TSR performance conditions, underpinned by a holistic review of performance at the end of the five-year vesting period and any discretion applied by the Committee. Why is relative TSR used as the performance condition? Relative TSR is an appropriate performance condition for BHP’s LTIP as it recognises that BHP rewards executives for shareholder returns over a sustained period if those returns outperform both the broader global market and the mining sector. Relative TSR includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends). BHP only rewards above average performance against the Sector Group TSR, weighted at 67 per cent and World TSR, weighted at 33 per cent. BHP’s TSR performance is required to be at the 50th percentile of these comparator groups for 25 per cent of the LTIP to vest. Outstanding performance and Summary of outcomes for other Executive KMP Performance categories Other Executive KMP with region responsibility Other Executive KMP without region responsibility Performance outcome Safety and sustainability Group 12.5% 25% Region 12.5% 0% Financial Group 25% 50% Region 25% 0% Group and personal 25% 25% BHP Minerals Australia Minerals Americas What is the outcome of the holistic review of performance at the end of the five-year vesting period of the FY2020 CDP Deferred Rights and 2020 LTIP Performance Rights? Vesting of both FY2020 CDP Deferred Rights and 2020 LTIP Performance Rights are underpinned by a holistic review of BHP’s performance on safety, sustainability (including climate change), financial, corporate governance and conduct at the end of the five?year vesting periods. The rules and terms of the CDP and LTIP awards provide the Committee with an overarching discretion to reduce the number of awards that will vest, notwithstanding that performance conditions have been met. This is applied as a test before final vesting is confirmed and is an important risk management tool to ensure vesting is not simply driven by a formula or the passage of time that may give full vesting may occur when BHP’s TSR is at or above the 80th percentile of Sector Group TSR and World TSR. For the 2020 LTIP Performance Rights to vest in full, BHP’s TSR over the five?year performance period from 1 July 2020 to 30 June 2025 must have been at or exceeded the 80th percentile of the Sector Group TSR and the World TSR. What is BHP’s relative TSR performance outcome for the 2020 LTIP? BHP’s TSR performance was 85 per cent over the 2020 LTIP performance period. This outcome is: – Above the 50th percentile of the Sector Group TSR of 77 per cent, but below the 80th percentile of the Sector Group TSR of 174 per cent, and – Above the 50th percentile of the World TSR of 71 per cent, but below the 80th percentile of the World TSR of 157 per cent. This level of performance results in 33 per cent vesting for the 2020 LTIP Performance Rights. The value of the CEO’s vested 2020 LTIP Performance Rights is detailed in FY2025 remuneration received by the CEO. The graph below shows BHP’s performance relative to comparator groups. unexpected or unintended remuneration outcomes. The Committee considers its discretion carefully each year ahead of the scheduled vesting of CDP Deferred Rights and LTIP Performance Rights. In respect of the vesting of the FY2020 CDP Deferred Rights and 2020 LTIP Performance Rights, the Committee undertook a holistic review of performance over the five-year period (from FY2021 to FY2025). The Committee noted BHP’s continued progress in S&S outcomes (noting, however, the two fatalities in FY2023 and one in FY2024 were taken into account in determining CDP outcomes for those years), strong operational performance with improving production and cost performance, and significant returns to shareholders. In respect of the vesting of FY2020 CDP Deferred Rights and the 2020 LTIP Performance Rights, the Committee did not identify any reason to exercise its downwards discretion. BHP vs. Sector Group and MSCI World TSR over 2020 LTIP cycle BHP TSR Sector Group 50th percentile TSR Sector Group 80th percentile TSR World 50th percentile TSR World 80th percentile TSR TSR since 1 July 2020 (%) Jun-2020 Jun-2021 Jun-2022 Jun-2023 Jun-2024 Jun-2025 BHP TSR Sector Group 50th percentile TSR Sector Group 80th percentile TSR World (MSCI) 50th percentile TSR World (MSCI) 80th percentile TSR 350% 300% 250% 200% 150% 100% 50% 0 Threshold 0% Target 100% Maximum 150% 112 BHP Annual Report 2025

Five-year share price, dividend and earnings history The following table outlines BHP’s historical financial performance. These elements impact the CDP scorecard outcomes and LTIP performance outcomes. The highest and lowest closing share price during FY2025 were A$45.95 and A$34.16, respectively. FY2025 FY2024 FY2023 FY2022 FY2021 Share price at beginning of year (A$) 43.30 45.26 40.05 48.22 35.82 Share price at end of year (A$) 36.75 42.68 44.99 41.25 48.57 Dividends paid (A$) 1.90 2.35 3.92 10.18 1 2.07 Attributable profit (US$ million, as reported) 9,019 7,897 12,921 30,900 11,304 1. The FY2022 dividends paid includes A$5.38 in respect of the in-specie dividend associated with the merger of the Petroleum business with Woodside. FY2025 remuneration received by the CEO The table below is a voluntary non-statutory disclosure of the remuneration received by the CEO during FY2025 and FY2024. This table is unaudited and differs from the audited remuneration calculated in accordance with the Australian Accounting Standards (refer to KMP remuneration table and Financial Statements note 26 ‘Employee share ownership plans’). This table aims to provide greater transparency for shareholders and reflect actual remuneration received. The difference between the disclosure in the table below and the remuneration disclosed in KMP remuneration table relates to the CDP and LTIP awards. The remuneration calculated in accordance with Australian Accounting Standards requires the fair value of the CDP and LTIP awards to be calculated at the time of grant and to be amortised over the relevant vesting periods regardless of the performance outcome. This may not reflect what the executive receives. US$(’000) FY2025 FY2024 Mike Henry Base salary 1,881 1,808 Benefits1 54 35 Pension2 188 181 CDP3 4,965 3,113 LTIP4 1,884 3,329 Total 8,972 8,466 1. Benefits are non-pensionable and include net movements in leave balances, private health insurance, car parking, fringe benefits tax and personal tax return preparation in required countries. 2. FY2025 and FY2024 pension contributions were provided based on 10 per cent of base salary. 3. The values shown are CDP award outcomes earned based on performance against the CDP scorecard during FY2025 and FY2024. The FY2025 CDP award will be provided one third in cash in September 2025, one third in CDP Deferred Rights (2 Year) subject to a service condition vesting at the end of FY2027, and one third in CDP Deferred Rights (5 Year) subject to a service condition and a holistic review of performance as an underpin to vesting at the end of FY2030. The FY2024 CDP award was provided on an equivalent basis. 4. The values shown are LTIP outcomes vested during FY2025 and FY2024 in respect of LTIP Performance Rights granted in 2020 and 2019, respectively. Part of the LTIP outcome for FY2024 LTIP relates to a period when the Mike Henry was President Operations Minerals Australia and subject to different remuneration arrangements. The 2020 LTIP Performance Rights value in FY2025 is an estimate calculated on the average share price for the month of July 2025 (which will be updated in subsequent disclosures). The 2019 LTIP Performance Rights value in FY2024 is an updated value from the 2024 Remuneration Report and is calculated on the actual share price on the vesting date. Remuneration for Non-executive Directors Competitive fees and benefits are paid in order to attract and retain appropriately skilled and globally experienced individuals to BHP’s Board. Shareholders approved the maximum aggregate fee pool for Non?executive Directors of US$3.8 million per annum. The fee pool was approved by shareholders at the 2008 AGM. Travel allowances and non?monetary benefits are not included in this limit. Non-executive Directors do not have any performance-based at?risk remuneration and do not receive any equity awards as part of their remuneration. Non-executive Director fees The Group Chair is paid a single fee for all responsibilities. All other Non-executive Directors are paid a base fee and relevant Committee membership fees. Committee Chairs and the Senior Independent Director are paid a fee to reflect their extra responsibilities. All fee levels are reviewed annually. Annual reviews consider global benchmarking and advice provided by external advisers, as required. Fee levels reflect the size and complexity of the Group, the economic environment and the financial performance of the Group. Consideration is also given to salary reviews across the rest of the Group. Where the payment of pension contributions is required by law, these contributions are deducted from the Director’s overall fee entitlements. Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus relevant Committee membership fees) to the purchase of BHP shares until they achieve an MSR equivalent in value to one year of remuneration. They must maintain at least that level of shareholding throughout their tenure. At the end of FY2025, each Non-executive Director met the MSR. Non-executive Director benefits Non-executive Directors receive a travel allowance as there is a considerable travel burden required of Non-executive Directors to travel to Board meetings and site visits. Travel allowances are paid on a per trip basis. Non-executive Directors are reimbursed for the costs of personal tax return preparation if Australia is not their place of residence (including payment of the tax cost associated with the provision of the benefit). Letters of appointment The Board has entered into a letter of appointment with each Non?executive Director that contains the terms on which the Non-executive Directors will be appointed. Non-executive Directors are also indemnified by the Group. The Board has adopted a policy under which all Non-executive Directors must seek re-election at the AGM each year. As a result of requiring re?election each year, Non?executive Directors do not have a fixed term in their letter of appointment. A Non-executive Director may resign on reasonable notice. No payments are made to Non-executive Directors on loss of office. FY2026 fees and allowances A benchmarking assessment was undertaken during FY2025 and determined that the base annual fees for the Chair and Non-executive Directors will not increase in FY2026. It was also determined that there would be no change to the fees for other Committee roles or other allowances. The below table sets out the annualised total remuneration and total fixed fees for FY2025 and FY2026. Levels of fees and travel allowances for Non-executive Directors (in US$) FY2025 FY2026 Base annual fee 175,000 175,000 Plus additional fees for: Senior Independent Director 53,000 53,000 Committee Chair: Risk and Audit 66,000 66,000 People and Remuneration 45,000 45,000 Sustainability 45,000 45,000 Nomination and Governance No additional fee No additional fee Committee membership: Risk and Audit 32,500 32,500 People and Remuneration 27,500 27,500 Sustainability 27,500 27,500 Nomination and Governance 18,000 18,000 Travel allowance:1 In excess of 3 hours and less than 10 hours 7,000 7,000 10 hours or more 15,000 15,000 Group Chair’s base annual fee 962,000 962,000 1. The travel time thresholds relate to a flight time in excess of three hours to travel to the meeting location (i.e. one-way flight time). Only one travel allowance is paid per round trip. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 113

Remuneration Report continued Statutory remuneration and other disclosures Executive KMP remuneration table This table details the payments and benefits of Executive KMP for the period they were KMP. It has been prepared in accordance with the applicable Australian Accounting Standards. There were no sign-on bonuses or termination payments during FY2025. There were no transactions or loans between Executive KMP (including their related parties) and the Group or any of our subsidiaries during FY2025. Share-based payments – estimated value The amounts included in the table below for CDP Deferred Rights and LTIP Performance Rights represent the amortised accounting fair value of these grants estimated at the grant date and are not amounts actually provided to the Executive KMP. The actual value cannot be determined as it is dependent on the share price on the date the award vests. See the Equity Awards table below for details of the awards to Executive KMP. US$ (‘000) Short-term benefits Postemployment benefits Share-based payments Name Financial year Base salary CDP cash 1 Other benefits 2 Pension CDP Deferred Rights (2 and 5Year) LTIP Performance Rights Total reward Mike Henry FY2025 1,881 1,655 54 188 2,608 2,123 8,509 FY2024 1,808 1,038 35 181 2,177 2,096 7,335 Brandon Craig FY2025 860 811 91 86 512 794 3,154 FY2024 267 173 406 27 33 254 1,160 Vandita Pant FY2025 1,060 933 67 106 1,298 773 4,237 FY2024 340 223 29 34 329 228 1,183 Geraldine Slattery FY2025 1,087 999 26 109 1,470 990 4,681 FY2024 1,013 592 323 101 1,182 1,049 4,260 Ceased as Executive KMP before FY2025 Edgar Basto FY2024 673 425 – 67 668 617 2,450 David Lamont FY2024 673 425 1 67 649 641 2,456 Ragnar Udd FY2024 665 431 48 67 644 575 2,430 1. The FY2025 CDP cash component will be paid in September 2025.

Equity awards This table details the Executive KMP equity incentives which were granted, vested or lapsed during the reporting period, and were otherwise ‘on foot’. Each CDP Deferred Right or LTIP Performance Right is a right to acquire one ordinary share in BHP Group Limited upon satisfaction of the vesting conditions. For Executive KMP that commenced as KMP during the reporting period, the ‘At 1 July 2024’ value reflects the balance at the date they commenced as KMP. Award type1 Date of grant At 1 July 2024 Granted Vested3 Lapsed/ forfeited At 30 June 2025 Vesting date (estimate) Market price on grant date2 Market price on vesting date Gain on awards (‘000) DEP on awards (‘000) Mike Henry CDP 8 Nov 24 – 35,042 – – 35,042 Aug 29 A$43.40 – – – CDP 8 Nov 24 – 35,042 – – 35,042 Aug 26 A$43.40 – – – CDP 8 Nov 23 43,106 – – – 43,106 Aug 28 A$44.70 – – – CDP 8 Nov 23 43,106 – – – 43,106 Aug 25 A$44.70 – – – CDP 22 Nov 22 44,335 – – – 44,335 Aug 27 A$43.48 – – – CDP 22 Nov 22 44,335 – 44,335 – – 31 Oct 24 A$43.48 A$42.64 A$1,890 A$331 CDP 23 Nov 21 55,246 – – – 55,246 Aug 26 A$38.05 – – – CDP 20 Oct 20 49,692 – – – 49,692 Aug 25 A$35.90 – – – LTIP 8 Nov 24 – 127,848 – – 127,848 Aug 29 A$43.40 – – – LTIP 8 Nov 23 125,124 – – 125,124 Aug 28 A$44.70 – – – LTIP 22 Nov 22 118,853 – – – 118,853 Aug 27 A$43.48 – – – LTIP 23 Nov 21 120,099 – – – 120,099 Aug 26 A$38.05 – – – LTIP 20 Oct 20 157,138 – – – 157,138 Aug 25 A$35.90 – – – LTIP 20 Nov 19 172,144 – 86,072 86,072 – 31 Oct 24 A$37.24 A$42.64 A$3,670 A$1,492 Brandon Craig CDP 8 Nov 24 – 5,835 – – 5,835 Aug 29 A$43.40 – – – CDP 8 Nov 24 – 5,835 – – 5,835 Aug 26 A$43.40 – – – LTIP 8 Nov 24 – 47,276 – – 47,276 Aug 29 A$43.40 – – – MAP 8 Dec 23 23,600 – – – 23,600 Aug 28 A$47.74 – – – MAP 8 Dec 23 23,600 – – – 23,600 Aug 27 A$47.74 – – – MAP 27 Sep 23 23,600 – – – 23,600 Aug 26 A$43.49 – – – MAP 21 Sep 22 19,938 – – – 19,938 Aug 25 A$37.96 – – – MAP 29 Sep 21 19,945 – 19,945 – – 31 Oct 24 A$36.39 A$42.64 A$850 – Vandita Pant CDP 8 Nov 24 – 20,470 – – 20,470 Aug 29 A$43.40 – – – CDP 8 Nov 24 – 20,470 – – 20,470 Aug 26 A$43.40 – – – CDP 8 Nov 23 22,682 – – – 22,682 Aug 28 A$44.70 – – – CDP 8 Nov 23 22,682 – – – 22,682 Aug 25 A$44.70 – – – CDP 22 Nov 22 17,834 – – – 17,834 Aug 27 A$43.48 – – – CDP 22 Nov 22 17,834 – 17,834 – – 31 Oct 24 A$43.48 A$42.64 A$760 A$133 CDP 23 Nov 21 20,347 – – – 20,347 Aug 26 A$38.05 – – – LTIP 8 Nov 24 – 60,277 – – 60,277 Aug 29 A$43.40 – – – LTIP 8 Nov 23 45,632 – – – 45,632 Aug 28 A$44.70 – – – LTIP 22 Nov 22 43,296 – – – 43,296 Aug 27 A$43.48 – – – LTIP 23 Nov 21 34,440 – – – 34,440 Aug 26 A$38.05 – – – MAP 20 Oct 20 27,731 – – – 27,731 Aug 25 A$35.90 – – – MAP 20 Nov 19 26,197 – 26,197 – – 31 Oct 24 A$37.24 A$42.64 A$1,117 A$454 Geraldine Slattery CDP 8 Nov 24 – 19,981 – – 19,981 Aug 29 A$43.40 – – – CDP 8 Nov 24 – 19,981 – – 19,981 Aug 26 A$43.40 – – – CDP 8 Nov 23 22,870 – – – 22,870 Aug 28 A$44.70 – – – CDP 8 Nov 23 22,870 – – – 22,870 Aug 25 A$44.70 – – – CDP 22 Nov 22 23,784 – – – 23,784 Aug 27 A$43.48 – – – CDP 22 Nov 22 23,784 – 23,784 – – 31 Oct 24 A$43.48 A$42.64 A$1,014 A$178 CDP 23 Nov 21 28,258 – – – 28,258 Aug 26 A$38.05 – – – CDP 20 Oct 20 28,562 – – – 28,562 Aug 25 A$35.90 – – – LTIP 8 Nov 24 – 65,004 – – 65,004 Aug 29 A$43.40 – – – LTIP 8 Nov 23 61,359 – – – 61,359 Aug 28 A$44.70 – – – LTIP 22 Nov 22 58,237 – – – 58,237 Aug 27 A$43.48 – – – LTIP 23 Nov 21 52,543 – – – 52,543 Aug 26 A$38.05 – – – LTIP 20 Oct 20 60,660 – – – 60,660 Aug 25 A$35.90 – – – LTIP 20 Nov 19 117,371 – 58,686 58,686 – 31 Oct 24 A$37.24 A$42.64 A$2,502 A$1,017 1. BHP senior management who are not KMP receive long-term incentive awards under BHP’s MAP (Management Award Plan). This table reflects MAP awards received by Executive KMP prior to commencement as KMP. More information on the MAP can be found in Financial Statements note 26 ‘Employee share ownership plans’ section of the Financial Report. 2. The IFRS fair value on the grant date in FY2025 for the CDP Deferred Rights was A$44.51 and LTIP Performance Rights was A$26.37. 3. The percentage that vested during FY2025 are as follows: CDP Deferred Rights 100% and LTIP Performance Rights 50%. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 115 35528-001 18Aug25 20:19 Page 118

Abbreviation Item Abbreviation Item AGM Annual General Meeting KMP Key Management Personnel CDP Cash and Deferred Plan LTIP Long Term Incentive Plan CEO Chief Executive Officer MAP Management Award Plan DEP Dividend equivalent payment MSR Minimum shareholding requirement ELT Executive Leadership Team ROCE Return on capital employed GHG Greenhouse gas S&S Safety and sustainability HSEC Health, safety, environment and community TSR Total shareholder return IFRS International Financial Reporting Standards Remuneration Report continued Additional information regarding the prior year incentive awards that are ‘on foot’ can be found in the Remuneration Report of the relevant year in which the grant was made. There has been no alteration to the terms and conditions of any grants since the grant date. No interests under BHP’s employee equity plans are held by related parties of Executive KMP. BHP’s shareholders approved the grant of FY2024 CDP Deferred Rights and 2024 LTIP Performance Rights to the CEO in accordance with ASX Listing Rule 10.14 at the 2024 AGM. Ordinary shareholdings and transactions This table shows movements during the reporting period in the number of fully paid ordinary shares of BHP Group Limited held directly, indirectly or beneficially, by each KMP, including their related parties. No shares are held nominally by any KMP or their related parties. These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual. For KMP that commenced as KMP during the reporting period, the ‘At 1 July 2024’ value reflects the shares held at the date they commenced as KMP. For KMP that ceased to be KMP during the reporting period, the ‘At 30 June 2025’ value reflects the shares held at the date they ceased being KMP. At 1 July 2024 Purchased Received as remuneration Sold At 30 June 2025 Executive KMP Mike Henry 410,001 – 130,407 62,373 478,035 Brandon Craig 25,665 – 19,945 9,025 36,585 Vandita Pant 170,688 – 44,031 2,784 211,935 Geraldine Slattery1 195,011 – 82,470 39,453 238,028 Non-executive Directors Xiaoqun Clever-Steg 8,539 1,461 – – 10,000 Gary Goldberg2 18,000 6,000 – – 24,000 Michelle Hinchliffe 10,107 2,223 – – 12,330 Don Lindsay – 10,000 – – 10,000 Ken MacKenzie3 58,446 – – – 58,446 Ross McEwan – 45,000 – – 45,000 Christine O’Reilly 9,420 1,200 – – 10,620 Catherine Tanna 10,400 – – – 10,400 Dion Weisler 7,544 3,950 – – 11,494 1. 2,042 of Geraldine Slattery’s shares were held in the form of American Depositary Shares. 2. 12,000 of Gary Goldberg’s shares were held in the form of American Depositary Shares. 3. Shares shown as held by Ken MacKenzie at 30 June 2025 is the balance held at the date of his retirement from the Board on 31 March 2025. This Remuneration Report was approved by the Board on 19 August 2025 and signed on its behalf by: Christine O’Reilly Chair, People and Remuneration Committee 19 August 2025 116 BHP Annual Report 2025 35528-001 18Aug25 20:19 Page 119

1 Consolidated Financial Statements 1.1 Consolidated Income Statement 118 1.2 Consolidated Statement of Comprehensive Income 118 1.3 Consolidated Balance Sheet 119 1.4 Consolidated Cash Flow Statement 120 1.5 Consolidated Statement of Changes in Equity 121 1.6 Notes to the Financial Statements 124 2 Consolidated entity disclosure statement 177 3 Directors’ declaration 181 4 Lead auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 182 5 Independent auditor’s report to the members of BHP Group Limited 183 Notes to the Financial Statements Performance 1 Segment reporting 124 2 Revenue 126 3 Exceptional items 126 4 Significant events – Samarco dam failure 129 5 Expenses and other income 135 6 Income tax expense 136 7 Earnings per share 138 Working capital 8 Trade and other receivables 139 9 Trade and other payables 139 10 Inventories 139 Resource assets 11 Property, plant and equipment 140 12 Intangible assets 142 13 Impairment of non-current assets 143 14 Deferred tax balances 145 15 Closure and rehabilitation provisions 146 16 Climate change 148 Capital structure 17 Share capital 152 18 Other equity 152 19 Dividends 153 20 Provisions for dividends and other liabilities 154 Financial management 21 Net debt 154 22 Leases 156 23 Net finance costs 158 24 Financial risk management 159 Employee matters 25 Key management personnel 165 26 Employee share ownership plans 165 27 Employee benefits, restructuring and post-retirement employee benefits provisions 167 Group and related party information 28 Subsidiaries 169 29 Investments accounted for using the equity method 169 30 Interests in joint operations 172 31 Related party transactions 172 Unrecognised items and uncertain events 32 Contingent liabilities 173 33 Subsequent events 173 Other items 34 Auditor’s remuneration 174 35 BHP Group Limited 174 36 Deed of Cross Guarantee 175 37 New and amended accounting standards and interpretations and changes to accounting policies 176 Financial Statements Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 117

1 Consolidated Financial Statements 1.1 Consolidated Income Statement for the year ended 30 June 2025 Notes 2025 US$M 2024 US$M 2023 US$M Revenue 2 51,262 55,658 53,817 Other income 5 368 1,285 394 Expenses excluding net finance costs 5 (32,319) (36,750) (31,873) Profit/(loss) from equity accounted investments, related impairments and expenses 29 153 (2,656) 594 Profit from operations 19,464 17,537 22,932 Financial expenses (1,771) (2,198) (2,060) Financial income 660 709 529 Net finance costs 23 (1,111) (1,489) (1,531) Profit before taxation 18,353 16,048 21,401 Income tax expense (6,130) (6,015) (6,691) Royalty-related taxation (net of income tax benefit) (1,080) (432) (386) Total taxation expense 6 (7,210) (6,447) (7,077) Profit after taxation 11,143 9,601 14,324 Attributable to non-controlling interests 2,124 1,704 1,403 Attributable to BHP shareholders 9,019 7,897 12,921 Basic earnings per ordinary share (cents) 7 177.8 155.8 255.2 Diluted earnings per ordinary share (cents) 7 177.4 155.5 254.7 The accompanying notes form part of these Financial Statements. 1.2 Consolidated Statement of Comprehensive Income for the year ended 30 June 2025 Notes 2025 US$M 2024 US$M 2023 US$M Profit after taxation 11,143 9,601 14,324 Other comprehensive income Items that may be reclassified subsequently to the income statement: Hedges: Gains/(losses) taken to equity 346 (33) 95 (Gains)/losses transferred to the income statement (392) 49 (148) Loss transferred to initial carrying amount of hedged item — 35 Tax recognised within other comprehensive income 6 14 (5) 5 Total items that may be reclassified subsequently to the income statement (32) 11 (13) Items that will not be reclassified to the income statement: Re-measurement (losses)/gains on pension and medical schemes (8) 41 (18) Equity investments held at fair value 23 (30) 17 Tax recognised within other comprehensive income 6 3 (13) 7 Total items that will not be reclassified to the income statement 18 (2) 6 Total other comprehensive (loss)/income (14) 9 (7) Total comprehensive income 11,129 9,610 14,317 Attributable to non-controlling interests 2,119 1,708 1,400 Attributable to BHP shareholders 9,010 7,902 12,917 The accompanying notes form part of these Financial Statements. 118 BHP Annual Report 2025

1.3 Consolidated Balance Sheet as at 30 June 2025 Notes 2025 US$M 2024 US$M ASSETS Current assets Cash and cash equivalents 21 11,894 12,501 Trade and other receivables 8 4,116 5,169 Other financial assets 24 561 381 Inventories 10 5,538 5,828 Current tax assets 545 314 Other 176 145 Total current assets 22,830 24,338 Non-current assets Trade and other receivables 8 137 170 Other financial assets 24 1,122 1,229 Inventories 10 1,440 1,211 Property, plant and equipment 11 76,457 71,629 Intangible assets 12 1,924 1,718 Investments accounted for using the equity method 29 4,107 1,662 Deferred tax assets 14 78 67 Other 695 338 Total non-current assets 85,960 78,024 Total assets 108,790 102,362 LIABILITIES Current liabilities Trade and other payables 9 6,637 6,719 Interest bearing liabilities 21 2,018 2,084 Other financial liabilities 24 214 512 Current tax payable 900 884 Provisions 4,15,20,27 5,823 4,007 Deferred income 47 90 Total current liabilities 15,639 14,296 Non-current liabilities Trade and other payables 9 33 45 Interest bearing liabilities 21 22,478 18,634 Other financial liabilities 24 1,364 1,759 Non-current tax payable 3 40 Deferred tax liabilities 14 3,506 3,332 Provisions 4,15,20,27 13,498 15,088 Deferred income 51 48 Total non-current liabilities 40,933 38,946 Total liabilities 56,572 53,242 Net assets 52,218 49,120 EQUITY Share capital 17 5,015 4,899 Treasury shares 17 (18) (36) Reserves 18 (2) (15) Retained earnings 42,670 39,963 Total equity attributable to BHP shareholders 47,665 44,811 Non-controlling interests 18 4,553 4,309 Total equity 52,218 49,120 The accompanying notes form part of these Financial Statements. The Financial Statements were approved by the Board of Directors on 19 August 2025 and signed on its behalf by: Ross McEwan Mike Henry Chair Chief Executive Officer Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 119

1 Consolidated Financial Statements continued 1.4 Consolidated Cash Flow Statement for the year ended 30 June 2025 Notes 2025 US$M 2024 US$M 2023 US$M Operating activities Profit before taxation 18,353 16,048 21,401 Adjustments for: Depreciation and amortisation expense 5,540 5,295 5,061 Impairments of property, plant and equipment, financial assets and intangibles net of reversals 108 3,890 75 Net finance costs 1,111 1,489 1,531 (Profit)/loss from equity accounted investments, related impairments and expenses (153) 2,656 (594) Other 831 (243) 546 Changes in assets and liabilities: Trade and other receivables 776 (290) 867 Inventories 64 (530) (44) Trade and other payables (116) (27) (1,086) Provisions and other assets and liabilities (249) (469) 131 Cash generated from operations 26,265 27,819 27,888 Dividends received 375 397 347 Interest received 608 724 545 Interest paid (1,478) (1,680) (1,090) Proceeds from cash management related instruments 195 361 331 Net income tax and royalty-related taxation refunded 448 547 232 Net income tax and royalty-related taxation paid (7,721) (7,503) (9,552) Net operating cash flows 18,692 20,665 18,701 Investing activities Purchases of property, plant and equipment (9,398) (8,816) (6,733) Exploration and evaluation expenditure (396) (457) (350) Exploration and evaluation expenditure expensed and included in operating cash flows 346 399 294 Investment in subsidiaries, operations and joint operations, net of cash — (5,868) Net investment and funding of equity accounted investments 29 (3,984) (701) (557) Proceeds from sale of assets 127 149 444 Proceeds from sale of subsidiaries, operations and joint operations, net of their cash 535 1,072 82 Other investing (580) (408) (377) Net investing cash flows (13,350) (8,762) (13,065) Financing activities Proceeds from interest bearing liabilities 4,129 5,091 8,182 Settlements of debt related instruments (147) (321) (677) Repayment of interest bearing liabilities (1,675) (7,327) (3,289) Distributions to non-controlling interests (2) (13)—Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts — (88) Dividends paid (6,403) (7,675) (13,268) Dividends paid to non-controlling interests (1,873) (1,424) (1,175) Net financing cash flows (5,971) (11,669) (10,315) Net (decrease)/increase in cash and cash equivalents (629) 234 (4,679) Cash and cash equivalents, net of overdrafts, at the beginning of the financial year 12,498 12,423 17,236 Foreign currency exchange rate changes on cash and cash equivalents 24 (159) (134) Cash and cash equivalents, net of overdrafts, at the end of the financial year 21 11,893 12,498 12,423 The accompanying notes form part of these Financial Statements. 120 BHP Annual Report 2025

1.5 Consolidated Statement of Changes in Equity for the year ended 30 June 2025 Attributable to BHP shareholders US$M Share capital Treasury shares Reserves Retained earnings Total equity attributable to BHP shareholders Noncontrolling interests Total equity Balance as at 1 July 2024 4,899 (36) (15) 39,963 44,811 4,309 49,120 Total comprehensive income — (9) 9,019 9,010 2,119 11,129 Transactions with owners: Shares issued 116 (116) — ——Purchase of shares by ESOP Trusts — — ——Employee share awards exercised net of employee contributions net of tax—134 (107) (27) ——Vested employee share awards that have lapsed, been cancelled or forfeited — (1) 1 ——Accrued employee entitlement for unexercised awards net of tax — 130—130—130 Dividends ——(6,286) (6,286) (1,873) (8,159) Distribution to non-controlling interests — ——(2) (2) Balance as at 30 June 2025 5,015 (18) (2) 42,670 47,665 4,553 52,218 Balance as at 1 July 2023 4,737 (41) 13 39,787 44,496 4,034 48,530 Total comprehensive income — (18) 7,920 7,902 1,708 9,610 Transactions with owners: Shares issued 162 (162) — ——Purchase of shares by ESOP Trusts — — —— Employee share awards exercised net of employee contributions net of tax—167 (134) (33) ——Vested employee share awards that have lapsed, been cancelled or forfeited — (1) 1 ——Accrued employee entitlement for unexercised awards net of tax — 129—129—129 Dividends ——(7,712) (7,712) (1,424) (9,136) Distribution to non-controlling interests — (4)—(4) (9) (13) Balance as at 30 June 2024 4,899 (36) (15) 39,963 44,811 4,309 49,120 Balance as at 1 July 2022 4,638 (31) 12 40,338 44,957 3,809 48,766 Total comprehensive income — 4 12,913 12,917 1,400 14,317 Transactions with owners: Shares issued 99 (99) — ——Purchase of shares by ESOP Trusts—(88) — (88)—(88) Employee share awards exercised net of employee contributions net of tax—177 (132) (45) ——Vested employee share awards that have lapsed, been cancelled or forfeited — (1) 1 ——Accrued employee entitlement for unexercised awards net of tax — 130—130—130 Dividends ——(13,420) (13,420) (1,175) (14,595) Balance as at 30 June 2023 4,737 (41) 13 39,787 44,496 4,034 48,530 The accompanying notes form part of these Financial Statements. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 121

1 Consolidated Financial Statements continued Basis of preparation The Consolidated Financial Statements (Financial Statements) comprise BHP Group Limited (BHP or the Company) together with its controlled entities (Group) for the year ended 30 June 2025. BHP Group Limited, incorporated and domiciled in Australia, is a for-profit company limited by shares which are publicly traded on the Australian Securities Exchange. BHP Group Limited also has an international secondary listing on the London Stock Exchange (LSE), a secondary listing on the Johannesburg Stock Exchange and is listed on the New York Stock Exchange (NYSE) in the United States. Directors of BHP have included information in the Financial Statements they deem to be material and relevant to the understanding of the Financial Statements. Disclosure may be considered material and relevant if the dollar amount is significant due to its size or nature, or the information is important to understand the: – Group’s current year results – impact of significant changes in the Group’s business or – aspects of the Group’s operations that are important to future performance The Board of Directors resolved to authorise the issue of the financial report on 19 August 2025. Basis of preparation and measurement The Group’s Financial Statements as at and for the year ended 30 June 2025: – are a consolidated general purpose financial report – have been prepared in accordance with the requirements of: – the Australian Corporations Act 2001 (Corporations Act 2001) – Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (collectively referred to as IFRS) – are prepared on a going concern basis as the Directors: – have made an assessment of the Group’s ability to continue as a going concern for the 12 months from the date of this report – consider it appropriate to adopt the going concern basis of accounting in preparing the Group’s Financial Statements – measure items on the basis of historical cost principles, except for the following items: – derivative financial instruments and certain other financial assets and liabilities, which are carried at fair value – non-current assets or disposal groups that are classified as heldfor- sale or held-for-distribution, which are measured at the lower of carrying amount and fair value less costs to sell – include material accounting policies in the notes to the Financial Statements, specifically where accounting policy choices have been made in relation to the recognition and measurement basis used and are relevant to an understanding of the Financial Statements – apply a presentation currency of US dollars, consistent with the predominant functional currency of the Group’s operations. Amounts are rounded to the nearest million dollars, unless otherwise stated, in accordance with ASIC (Rounding in Financial/Directors’ Reports) Instrument 2016/191 – present reclassified comparative information where required for consistency with the current year’s presentation – adopt all new and amended standards and interpretations under IFRS that are mandatory for application in periods beginning on 1 July 2024. None had a significant impact on the Financial Statements. – have not early adopted any standards and interpretations that have been issued or amended but are not yet effective. Refer to note 37 ‘New and amended accounting standards and interpretations and changes to accounting policies’ The accounting policies are consistently applied by all entities included in the Financial Statements. In assessing the appropriateness of the going concern assumption over the going concern period, management has stress tested BHP’s most recent financial projections to incorporate a range of potential future outcomes by considering BHP’s principal risks. The Group’s financial forecasts, including downside commodity price and production scenarios, demonstrate that the Group believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the Financial Statements continue to be prepared on the going concern basis. Principles of consolidation A list of significant entities in the Group, including subsidiaries, joint arrangements and associates at 30 June 2025 is contained in note 28 ‘Subsidiaries’, note 29 ‘Investments accounted for using the equity method’ and note 30 ‘Interests in joint operations’. Subsidiaries: The Financial Statements of the Group include the consolidation of BHP Group Limited (the Company or parent entity) and its subsidiaries, being the entities controlled by the parent entity during the year. Control exists where the Group: – has power over the investee – is exposed to, or has rights to, variable returns from its involvement with the entity – has the ability to affect those returns through its power to direct the activities of the entity The ability to approve the operating and capital budget of an entity and the ability to appoint key management personnel are decisions that demonstrate that the Group has the existing rights to direct the relevant activities of an entity. Where the Group’s interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in non-controlling interests. Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company. The financial information of subsidiaries is prepared for the same reporting period as the Group. The acquisition method of accounting is used to account for the Group’s business combinations. Joint arrangements: The Group undertakes a number of business activities through joint arrangements, which exist when two or more parties have joint control. Joint arrangements are classified as either joint operations or joint ventures, based on the contractual rights and obligations between the parties to the arrangement: – Joint operations: A joint operation is an arrangement in which the Group shares joint control, primarily via contractual arrangements with other parties. In a joint operation, the Group has rights to the underlying assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of substantially all of the output, rather than by receiving a share of the results of trading. In relation to the Group’s interest in a joint operation, the Group recognises: its assets and liabilities, including its share of any assets and liabilities held or incurred jointly; revenue from the sale of its share of the output and its share of any revenue generated from the sale of the output by the joint operation; and its expenses including its share of expenses incurred jointly. All such amounts are allocated in accordance with the terms of the arrangement, which is usually in proportion to the Group’s interest in the joint operation. The Group accounts for the assets, liabilities, revenue and expenses relating to its interest in a joint operation in accordance with the IFRS Standards applicable to the particular assets, liabilities, revenue and expenses. 122 BHP Annual Report 2025

– Joint ventures: A joint venture is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. A separate vehicle, not the parties, will have the rights to the assets and obligations for the liabilities relating to the arrangement. More than an insignificant share of output from a joint venture may be sold to third parties, which indicates the joint venture is not dependent on the parties to the arrangement for funding, nor do the parties have an obligation for the liabilities of the arrangement. Joint ventures are accounted for using the equity method as outlined below. Associates: The Group accounts for investments in associates using the equity method as outlined below. An entity is considered an associate where the Group is deemed to have significant influence but not control or joint control. Significant influence is presumed to exist where the Group: – has over 20 per cent but less than 50 per cent of the voting rights of an entity, unless it can be clearly demonstrated that this is not the case or – holds less than 20 per cent of the voting rights of an entity; however, has the power to participate in the financial and operating policy decisions affecting the entity The Group uses the term ‘equity accounted investments’ to refer to joint ventures and associates collectively. Under the equity method, an investment in an associate or a joint venture is recognised initially at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture, the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The financial information of joint arrangements is prepared for the same reporting period as the Group. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on an annual basis consistent with the Group’s reporting date. Foreign currencies Transactions related to the Group’s worldwide operations are conducted in a number of foreign currencies. The majority of the subsidiaries, joint arrangements and associates within each of the operations have assessed US dollars as the functional currency. Subsidiaries, joint arrangements and associates that have functional currencies other than US dollars are not material to the financial performance or the financial position of the Group. Foreign exchange gains and losses are recognised in the income statement, except for qualifying cash flow hedges (which are deferred to equity) and foreign exchange gains or losses on foreign currency provisions for site closure and rehabilitation costs (which are capitalised in property, plant and equipment for operating sites). Significant judgements and estimates The Group’s accounting policies require the use of judgement, estimates and assumptions. All judgements, estimates and assumptions are based on the most current facts and circumstances and are reassessed on an ongoing basis. Actual results in future reporting periods may differ for these estimates under different assumptions and conditions. Further information regarding the Group’s significant judgements and key estimates and assumptions, being those where changes may materially affect financial results and the carrying amount of assets and liabilities to be reported in the next reporting period, are embedded within the following notes: Note 4 Significant events – Samarco dam failure 6 Taxation 11 Overburden removal costs 11 Depreciation of property, plant and equipment 13 Impairment of non-current assets 15 Closure and rehabilitation provisions 22 Leases 29 Investments accounted for using the equity method Additional information including sensitivity analysis, where appropriate, has been provided in the relevant notes to enhance an understanding of the impact of key estimates and assumptions on the Group’s financial position and performance. Reserve estimates Reserves are estimates of the amount of product that can be demonstrated to be able to be economically and legally extracted from the Group’s properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity and carbon prices and exchange rates. Estimating the quantity and/or quality of reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from period-to-period as additional technical and operational data is generated. This process may require complex and difficult geological judgements to interpret the data. Reserve impact on financial reporting Estimates of reserves may change from period?to-period as the economic assumptions used to estimate reserves change and additional geological data is generated during the course of operations. Changes in reserves may affect the Group’s financial results and financial position in a number of ways, including: – asset carrying values may be affected due to changes in estimated future production levels – depreciation, depletion and amortisation charged to the income statement may change where such charges are determined on the units of production basis, or where the useful economic lives of assets change – overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation – closure and rehabilitation provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities – the carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 123

1 Consolidated Financial Statements continued 1.6 Notes to the Financial Statements Performance 1 Segment reporting Reportable segments The Group operated three reportable segments during FY2025, which are aligned with the commodities that are extracted and marketed and reflect the structure used by the Group’s management to assess the performance of the Group. Reportable segment Principal activities Copper Mining of copper, uranium, gold, zinc, molybdenum and silver Iron Ore Mining of iron ore Coal Mining of steelmaking coal and energy coal Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (comprising the Nickel West operations and the West Musgrave project), legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments. Year ended 30 June 2025 US$M Copper Iron Ore Coal Group and unallocated items/ eliminations Group total Revenue 22,530 22,919 5,046 767 51,262 Inter-segment revenue — ——Total revenue 22,530 22,919 5,046 767 51,262 Underlying EBITDA 12,326 14,396 573 (1,317) 25,978 Depreciation and amortisation (2,351) (2,098) (602) (489) (5,540) Impairment losses1 (19) (151) (4) (24) (198) Underlying EBIT 9,956 12,147 (33) (1,830) 20,240 Exceptional items2—(321)—(455) (776) Net finance costs (1,111) Profit before taxation 18,353 Capital expenditure (cash basis) 4,392 2,617 525 1,864 9,398 Profit/(loss) from equity accounted investments, related impairments and expenses 464 (245)—(66) 153 Investments accounted for using the equity method 4,084 — 23 4,107 Total assets 46,694 26,320 10,067 25,709 108,790 Total liabilities 5,810 11,068 3,710 35,984 56,572 Year ended 30 June 2024 US$M Copper Iron Ore Coal Group and unallocated items/ eliminations Group total Revenue 18,566 27,952 7,666 1,474 55,658 Inter-segment revenue — ——Total revenue 18,566 27,952 7,666 1,474 55,658 Underlying EBITDA 8,564 18,913 2,290 (751) 29,016 Depreciation and amortisation (2,023) (2,027) (611) (634) (5,295) Impairment losses1 (17) (61) (2) (10) (90) Underlying EBIT 6,524 16,825 1,677 (1,395) 23,631 Exceptional items2—(3,066) 880 (3,908) (6,094) Net finance costs (1,489) Profit before taxation 16,048 Capital expenditure (cash basis) 3,711 2,033 646 2,426 8,816 Profit/(loss) from equity accounted investments, related impairments and expenses 377 (3,032)—(1) (2,656) Investments accounted for using the equity method 1,573 — 89 1,662 Total assets 42,145 25,569 9,528 25,120 102,362 Total liabilities 5,777 11,757 3,056 32,652 53,242 124 BHP Annual Report 2025

Year ended 30 June 2023 US$M Copper Iron Ore Coal Group and unallocated items/ eliminations Group total Revenue 16,027 24,812 10,958 2,020 53,817 Inter-segment revenue — ——Total revenue 16,027 24,812 10,958 2,020 53,817 Underlying EBITDA 6,653 16,692 4,998 (387) 27,956 Depreciation and amortisation (1,810) (1,993) (697) (561) (5,061) Impairment losses1 (33) (28) (6) (8) (75) Underlying EBIT 4,810 14,671 4,295 (956) 22,820 Exceptional items2—176—(64) 112 Net finance costs (1,531) Profit before taxation 21,401 Capital expenditure (cash basis) 2,698 1,966 657 1,412 6,733 Profit/(loss) from equity accounted investments, related impairments and expenses 383 215—(4) 594 Investments accounted for using the equity method 1,530 — 90 1,620 Total assets 39,864 25,527 11,087 24,818 101,296 Total liabilities 5,635 8,571 3,821 34,739 52,766 1. Impairment losses exclude impairment related exceptional items: reversal of impairment of US$90 million (2024: exceptional impairment of US$3,800 million; 2023: exceptional impairment of US$ nil). 2. Exceptional items reported in Group and unallocated include Samarco dam failure related costs of US$135 million (2024: US$105 million; 2023: US$64 million). Refer to note 3 ‘Exceptional items’ for further information. Geographical information Revenue by location of customer 2025 US$M 2024 US$M 2023 US$M Australia 2,545 2,393 1,702 Europe 1,121 1,702 1,961 China 32,083 34,752 31,205 Japan 4,177 4,557 6,971 India 2,661 3,371 3,447 South Korea 2,664 3,069 2,997 Rest of Asia 3,331 3,749 3,583 North America 2,251 1,601 1,382 South America 429 464 569 51,262 55,658 53,817 Non-current assets by location of assets 2025 US$M 2024 US$M 2023 US$M Australia 50,619 48,991 51,961 North America 9,459 6,979 5,081 South America 23,940 19,927 19,047 Rest of world 742 831 685 Unallocated assets1 1,200 1,296 1,171 85,960 78,024 77,945 1. Unallocated assets comprise deferred tax assets and other financial assets. Underlying EBITDA Underlying EBITDA is earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and any exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit). Exceptional items are excluded from Underlying EBITDA in order to enhance the comparability of such measures from period-to-period and provide investors with further clarity in order to assess the performance of the Group’s operations. Management monitors exceptional items separately. Refer to note 3 ‘Exceptional items’ for additional detail. Segment assets and liabilities Total segment assets and liabilities of reportable segments represents operating assets and operating liabilities, including the carrying amount of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities or deferred tax balances of the equity accounted investment. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 125

1 Consolidated Financial Statements continued 2 Revenue Revenue by segment and asset 2025 US$M 2024 US$M 2023 US$M Escondida 13,177 10,013 8,847 Pampa Norte 2,726 2,375 2,491 Copper South Australia1 4,655 4,085 2,806 Third-party products 1,845 2,021 1,863 Other 127 72 20 Total Copper2 22,530 18,566 16,027 Western Australia Iron Ore 22,767 27,805 24,678 Third-party products 28 25 21 Other 124 122 113 Total Iron Ore 22,919 27,952 24,812 BHP Mitsubishi Alliance3 3,422 5,873 7,652 New South Wales Energy Coal 1,624 1,793 3,306 Other ——Total Coal4 5,046 7,666 10,958 Group and unallocated items5 767 1,474 2,020 Inter-segment adjustment ——Total revenue 51,262 55,658 53,817 1. Includes Olympic Dam as well as Prominent Hill and Carrapateena since acquisition on 2 May 2023. 2. Total Copper revenue includes: copper US$19,400 million (2024: US$16,107 million; 2023: US$14,226 million) and other US$3,130 million (2024: US$2,459 million; 2023: US$1,801 million). Other consists of gold, uranium, silver, zinc and molybdenum. 3. Includes Blackwater and Daunia revenue until their divestment on 2 April 2024. 4. Total Coal revenue includes: steelmaking coal US$3,394 million (2024: US$5,793 million; 2023: US$7,430 million) and energy coal US$1,652 million (2024: US$1,873 million; 2023: US$3,528 million). 5. Group and unallocated items revenue includes: Western Australia Nickel, which transitioned into temporary suspension in December 2024, of US$758 million (2024: US$1,473 million; 2023: US$2,009 million) and other revenue US$9 million (2024: US$1 million; 2023: US$11 million). Revenue consists of revenue from contracts with customers of US$51,238 million (2024: US$55,375 million; 2023: US$53,910 million) and other revenue predominantly relating to provisionally priced sales of US$24 million (2024: US$283 million; 2023: US$(93) million). Recognition and measurement The Group generates revenue from the production and sale of commodities. Revenue is recognised when or as control of the promised goods or services passes to the customer. In most instances, control passes when the goods are delivered to a destination specified by the customer, typically on board the customer’s appointed vessel. Revenue from the provision of services is recognised over time as the services are provided, but does not represent a significant proportion of total revenue and is aggregated with the respective asset and product revenue for disclosure purposes. The amount of revenue recognised reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services. Where the Group’s sales are provisionally priced, the final price depends on future index prices. The amount of revenue initially recognised is based on the relevant forward market price. Adjustments between the provisional and final price are accounted for under IFRS 9/AASB 9 ‘Financial Instruments’ (IFRS 9), separately recorded as other revenue and presented as part of the total revenue of each asset. The period between provisional pricing and final invoicing is typically between 60 and 120 days. Revenue from the sale of significant by-products is included within revenue. The Group applies the following practical expedients: – expected consideration is not adjusted for the effects of the time value of money if the period between the delivery and when the customer pays for the promised good or service is one year or less – no disclosure is provided for information relating to unfulfilled performance obligations, either due to the expected duration of the contract term being one year or less, or for longer term contracts, because the entity has a right to consideration (and can recognise revenue) for goods delivered 3 Exceptional items Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group’s profit for the year are detailed below. Year ended 30 June 2025 Gross US$M Tax US$M Net US$M Exceptional items by category Samarco dam failure (914)—(914) Western Australia Nickel (WAN) temporary suspension (320) 96 (224) Total (1,234) 96 (1,138) Attributable to non-controlling interests ——Attributable to BHP shareholders (1,234) 96 (1,138) 126 BHP Annual Report 2025

Samarco Mineração S.A. (Samarco) dam failure The loss of US$914 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following: Year ended 30 June 2025 US$M Expenses excluding net finance costs: Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure (211) Profit/(loss) from equity accounted investments, related impairments and expenses: Samarco dam failure provision (659) Fair value change on forward exchange derivatives 414 Net finance costs (458) Income tax expense—Total1 (914) 1. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information. Western Australia Nickel (WAN) temporary suspension The Nickel West operations and the West Musgrave project at Western Australia Nickel were transitioned into temporary suspension in December 2024. The Group recognised costs of US$224 million (after tax) associated with the transition of operations into temporary suspension. Pre-tax costs of US$320 million included US$410 million related to employee redundancies, contract termination costs and inventory adjustments, offset by US$90 million impairment reversals of certain non-current assets from Nickel West operations to be redeployed to other operations within the Group. The exceptional items relating to the years ended 30 June 2024 and 30 June 2023 are detailed below. 30 June 2024 Year ended 30 June 2024 Gross US$M Tax US$M Net US$M Exceptional items by category Samarco dam failure (3,677) (85) (3,762) Impairment of Western Australia Nickel assets (3,800) 1,125 (2,675) Blackwater and Daunia gain on divestment 877 (203) 674 Total (6,600) 837 (5,763) Attributable to non-controlling interests ——Attributable to BHP shareholders (6,600) 837 (5,763) Samarco Mineração S.A. (Samarco) dam failure The loss of US$3,762 million (after tax) related to the Samarco dam failure, which occurred in November 2015, and comprised the following: Year ended 30 June 2024 US$M Expenses excluding net finance costs: Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure (139) (Loss)/profit from equity accounted investments, related impairments and expenses: Samarco dam failure provision (2,833) Fair value change on forward exchange derivatives (199) Net finance costs (506) Income tax expense (85) Total1 (3,762) 1. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information. Western Australia Nickel impairment The Group recognised an impairment charge of US$2,675 million (after tax) in relation to the Western Australia Nickel assets. The impairment charge reflected the oversupply in the global nickel market that had seen a sharp decline in forward nickel prices in the short to medium term, escalation in capital costs for Western Australia Nickel, and changes to development plans including the Group’s decision, announced on 11 July 2024, to temporarily suspend Nickel West operations and the West Musgrave project at Western Australia Nickel. Refer to note 13 ‘Impairment of non-current assets’ for further information. Blackwater and Daunia gain on divestment On 2 April 2024 BHP and Mitsubishi Development Pty Ltd (MDP) completed the divestment of the Blackwater and Daunia mines (which were part of the BHP Mitsubishi Alliance (BMA)) to Whitehaven Coal. Each of BHP and MDP held a 50% interest in BMA. Whitehaven Coal paid a US$100 million deposit on signing of the Asset Sale Agreement on 18 October 2023 and a further US$2 billion cash on completion plus a preliminary completion adjustment of US$44.1 million for working capital and other agreed adjustments (100% interest basis). US$1.1 billion in cash remained payable over 3 years after completion and a potential additional amount up to US$0.9 billion in a price-linked earnout may also be payable over 3 years (100% interest basis). The price-linked earnout is subject to a cap of US$350 million each year and depends on average realised pricing exceeding agreed thresholds for each of the 3 years following completion on 2 April 2024. US$0.5 billion of this deferred and contingent consideration has been paid by Whitehaven Coal as at 30 June 2025. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 127

1 Consolidated Financial Statements continued 3 Exceptional items continued The total cash consideration for the transaction could be up to US$4.1 billion plus the final completion adjustment amount (100% interest basis). Details of the gain on divestment was as follows: US$M Net assets disposed 820 Cash consideration – BHP share 1,072 Deferred and contingent consideration1 690 Transaction and other directly attributable costs (65) Income tax expense (203) Gain on divestment 674 1. Includes the fair value of contingent payments based on 35% revenue share to BMA, subject to average realised prices achieved by the Assets exceeding thresholds of US$159/tonne in the 12 month period 12 months post completion, US$134/tonne in the 12 month period 24 months post completion and US$134/tonne in the 12 month period 36 months post completion. 30 June 2023 Year ended 30 June 2023 Gross US$M Tax US$M Net US$M Exceptional items by category Samarco dam failure (340) 17 (323) Chilean tax reform—(283) (283) Total (340) (266) (606) Attributable to non-controlling interests—(107) (107) Attributable to BHP shareholders (340) (159) (499) Samarco Mineração S.A. (Samarco) dam failure The loss of US$323 million (after tax) related to the Samarco dam failure, which occurred in November 2015, and comprised the following: Year ended 30 June 2023 US$M Expenses excluding net finance costs: Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure (103) (Loss)/profit from equity accounted investments, related impairments and expenses: Samarco dam failure provision (256) Fair value change on forward exchange derivatives 471 Net finance costs (452) Income tax benefit 17 Total1 (323) 1. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information. Chilean tax reform On 17 May 2023, the Chilean Lower House approved a Royalty Bill which would implement a 1 per cent royalty on revenues, a margin based tax with rates ranging between 8 per cent and 26 per cent, and a 46.5 per cent cap to the overall Chilean tax burden of mining companies. The President of the Lower House formally declared the legislative process complete on 12 June 2023, following receipt of the Chilean President’s formal confirmation that he had waived his veto power to oppose any of the provisions of the Royalty Bill. On 13 July 2023, the Constitutional Court finalised its review of certain aspects of the Royalty Bill, relating only to the distribution of proceeds. Applying judgement, it was determined that the proposed tax rates were substantively enacted prior to 30 June 2023, as the scope of the Constitutional Court review did not extend to reviewing the tax rates. While the timing of when the Group’s operations will be impacted by the reform depends on existing stability agreements, relevant deferred tax positions were remeasured by US$283 million in the Group’s FY2023 Financial Statements. 128 BHP Annual Report 2025

4 Significant events – Samarco dam failure On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu de Baixo and impacting other communities downstream (the Samarco dam failure). Refer to section on ‘Samarco’ in the Operating and Financial Review. Samarco is jointly owned by BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale). BHP Brasil’s 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Brasil recognised its 50 per cent share of Samarco’s profit or loss and adjusted the carrying value of the investment in Samarco accordingly. Such adjustment continued until the investment carrying value was reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Brasil has an obligation to fund the losses. After applying equity accounting, any remaining carrying value of the investment is tested for impairment. Any charges relating to the Samarco dam failure incurred directly by BHP Brasil or other BHP entities are recognised 100 per cent in the Group’s results. The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2025 are shown in the tables below and have been treated as an exceptional item. Financial impacts of Samarco dam failure 2025 US$M 2024 US$M 2023 US$M Income statement Expenses excluding net finance costs: Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure1 (211) (139) (103) Profit/(loss) from equity accounted investments, related impairments and expenses Samarco dam failure provision2 (659) (2,833) (256) Fair value change on forward exchange derivatives3 414 (199) 471 (Loss)/profit from operations (456) (3,171) 112 Net finance costs4 (458) (506) (452) Loss before taxation (914) (3,677) (340) Income tax (expense)/benefit5—(85) 17 Loss after taxation (914) (3,762) (323) Balance sheet movement Other financial assets/(liabilities)6 441 (280) 337 Trade and other payables 29 (4) (6) Tax liabilities—(85) 17 Provisions 656 (2,824) (260) Net decrease/(increase) in liabilities 1,126 (3,193) 88 2025 US$M 2024 US$M 2023 US$M Cash flow statement Loss before taxation (914) (3,677) (340) Adjustments for: Samarco dam failure provision2 659 2,833 256 Fair value change on forward exchange derivatives3 (414) 199 (471) (Settlement of)/proceeds from cash management related instruments (17) 218 134 Net finance costs4 458 506 452 Changes in assets and liabilities: Trade and other payables (29) 4 6 Net operating cash flows (257) 83 37 Net investment and funding of equity accounted investments7 (1,773) (640) (448) Net investing cash flows (1,773) (640) (448) Net decrease in cash and cash equivalents (2,030) (557) (411) 1. Includes legal and advisor costs incurred. 2. US$540 million (2024: US$3,700 million; 2023: US$(33) million) change in estimate and US$119 million (2024: US$(867) million; 2023: US$289 million) exchange translation. 3. The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provision. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Profit/(loss) from equity accounted investments, related impairments and expenses in the Income Statement. 4. Amortisation of discounting of provision. 5. Includes tax on forward exchange derivatives and other taxes incurred during the period. 6. Includes forward exchange contracts described in 3 above, and Senior notes issued by Samarco as part of its Judicial Reorganisation in September 2023. 7. Current period reflects US$(1,773) million utilisation of the Samarco dam failure provision including payments under the Settlement Agreement ratified on 6 November 2024. Comparative periods comprise utilisation of the Samarco dam failure provision (2024: US$(515) million; 2023: US$(448) million) and in FY2024 US$(125) million provided to Samarco following approval of the Judicial Reorganisation. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 129

1 Consolidated Financial Statements continued 4 Significant events – Samarco dam failure continued Equity accounted investment in Samarco BHP Brasil’s investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution. Provision related to the Samarco dam failure 2025 US$M 2024 US$M At the beginning of the financial year 6,505 3,681 Movement in provision (656) 2,824 Comprising: Utilised (1,773) (515) Adjustments charged to the income statement: Change in cost estimate 540 3,700 Amortisation of discounting impacting net finance costs 458 506 Exchange translation 119 (867) At the end of the financial year 5,849 6,505 Comprising: Current 2,958 1,500 Non-current 2,891 5,005 At the end of the financial year 5,849 6,505 Samarco dam failure provision and contingencies As at 30 June 2025, BHP Brasil has identified a provision and certain contingent liabilities arising as a consequence of the Samarco dam failure. The provision reflects the future cost estimates associated with the obligations set out in the Settlement Agreement (see below). Contingent liabilities will only be resolved when one or more uncertain future events occur or related impacts become capable of reliable measurement and, as such, determination of contingent liabilities disclosed in the Financial Statements requires significant judgement regarding the outcome of future events. A number of the claims below do not specify the amount of damages sought and, where this is specified, amounts could change as the matter progresses. Ultimately, future changes in all those matters for which a provision has been recognised or contingent liability disclosed could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns. 130 BHP Annual Report 2025

The following table summarises the current status of significant ongoing matters relating to the Samarco dam failure, along with developments during the financial year, and the associated treatment in the Financial Statements: Item Provision Contingent liability Samarco dam failure – Settlement Agreement On 2 March 2016, BHP Brasil, Samarco and Vale S.A. (Vale) (the Companies) entered into a Framework Agreement with the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais, and certain other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement). Key Programs included those for financial assistance and compensation of impacted persons and those for remediation of impacted areas and resettlement of impacted communities. On 3 May 2016, the Brazilian Federal Public Prosecution Office brought a civil claim against BHP Brasil and others seeking R$155 billion for reparation, compensation and moral damages in relation to the Samarco dam failure. Since the lodgement of the claim, the Federal Court had issued a number of interim decisions, certain of which were subject to ongoing appeal at 30 June 2024. On 25 October 2024, the Companies entered into an agreement with the Federal Government of Brazil, State of Minas Gerais, State of Espirito Santo, public prosecutors and public defenders (Public Authorities) that delivers full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to Samarco’s Fundão dam failure (Settlement Agreement). On 6 November 2024, the Settlement Agreement was fully ratified by the Brazilian Supreme Court. On 15 May 2025, the decision that ratified the Settlement Agreement became final and unappealable. The Settlement Agreement provides compensation and reparation for the impacts of the dam failure, and builds on the existing remediation and compensation work already performed by Fundação Renova. The Settlement Agreement was announced as having a financial value of R$170 billion (approximately US$31.7 billion¹) on a 100% basis, including amounts already spent plus future payments and obligations as follows: – R$38 billion (approximately US$7.9 billion1) in amounts already spent to 30 September 2024 on remediation and compensation since 2016. – R$100 billion (approximately US$18.0 billion1) in instalments over 20 years to the Public Authorities, the relevant municipalities and Indigenous peoples and traditional communities (Obligation to Pay). – Additional performance obligations for an estimated financial value of approximately R$32 billion (approximately US$5.8 billion1) that will be carried out by Samarco in accordance with the terms of the Settlement Agreement (Obligations to Perform). These obligations include remediation and compensation programs that are expected to be largely completed over the next 15 years. Under the Settlement Agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each. While Samarco has recommenced operations, Samarco’s long-term cash flow generation remains highly sensitive to factors including returning to full production capacity, commodity prices and foreign exchange rates. Further, under the Samarco Judicial Reorganisation Plan (JR Plan), ratified by the JR Court on 1 September 2023, Samarco’s funding of obligations to remediate and compensate the damages resulting from the dam failure is capped at US$1 billion for the period CY2024 to CY2030. Notwithstanding this cap, and subject to certain conditions, to the extent that Samarco each year has a positive cash balance after meeting its various obligations, during this period Samarco’s shareholders are able to direct 50 per cent of Samarco’s year end excess cash balance to fund remediation obligations, including those arising from the Settlement Agreement. The Group has considered the outcomes of the Settlement Agreement, including the estimated costs of executing the Obligations to Perform, and the extent to which Samarco may be in a position to fund any future outflows to measure the provision related to the Samarco dam failure at US$5,849 million at 30 June 2025. The provision reflects the Group’s best estimate of outflows required to settle all obligations arising from the Settlement Agreement. Uncertainty remains around the Obligations to Perform, and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil’s provision for the Samarco dam failure. Key areas of uncertainty include the future costs relating to the Obligations to Perform programs and the extent to which Samarco is able to directly fund the settlement obligations. Further information on the key areas of estimation uncertainty is provided in the ‘Key judgements and estimates’ section below. There is also risk in relation to claims brought in Brazil that seek to, among other things, change the eligibility parameters of the Settlement Agreement. The Companies are defending these claims. BHP Brasil, Samarco and Vale have maintained security under the Governance Agreement ratified on 8 August 2018, comprising insurance bonds and a charge over certain Samarco assets. On 6 August 2025, the Federal Court released this requirement, in line with the Settlement Agreement, which does not mandate maintaining the existing security. This decision is subject to any appeal that may be filed. 1. USD amounts reflect those included in the announcement of the settlement agreement calculated based on actual transactional (historical) exchange rates related to funding provided to Fundação Renova for investment to date with future spend calculated using the 28 June 2024 BRL/USD exchange rate of 5.56. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 131

1 Consolidated Financial Statements continued Item Provision Contingent liability Australian class action complaint BHP Group Limited is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco dam failure. The amount of damages sought is unspecified. A trial is scheduled to commence in September 2025. United Kingdom group action claim and Vale and Samarco’s Netherlands collective action claim BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited (BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, municipalities, businesses, faith-based institutions and communities in Brazil allegedly impacted by the Samarco dam failure, some of whom are eligible for compensation under the Settlement Agreement. The amount of damages sought in these claims is unspecified. The BHP Defendants subsequently filed a contribution claim against Vale, which was withdrawn after reaching the agreement in July 2024 described below. A trial in relation to the BHP Defendants’ liability for the dam failure concluded in March 2025 and a ruling on liability is pending. In the event that the BHP Defendants are found liable, a second trial has been listed to commence in October 2026, directed to generic issues of causation and quantification. Subject to the outcome of that trial, a further trial may be necessary to determine the amount of any damages and compensation owed to the claimants. The outcome of these proceedings, including the extent of any liability or damages, remains uncertain and therefore a present obligation in relation to this matter is yet to be determined. In January 2024, the BHP Defendants were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified. The claims have been stayed by the English court pending the outcome of the liability trial referred to above. In March 2024, a collective action complaint was filed in the Netherlands against Vale and a Dutch subsidiary of Samarco for compensation relating to the Samarco dam failure. That complaint, which formally commenced in February 2025, indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations and faith-based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. BHP is not a defendant in the Netherlands proceedings. In July 2024, the BHP Defendants, BHP Brasil and Vale entered into an agreement – without any admission of liability in any proceedings – whereby: (i) Vale will pay 50% of any amounts that may be payable by the BHP Defendants to the claimants in the UK group action claims (or by the BHP Defendants, BHP Brasil or their related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement); and (ii) BHP Brasil will pay 50% of any amounts that may be payable by Vale to the claimants in the Netherlands proceedings (or by Vale or its related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement). The agreement reinforced the terms of the Framework Agreement entered into in 2016 and is consistent with the aforementioned Settlement Agreement entered into in October 2024, which requires BHP Brasil and Vale to each contribute 50% to the funding of the settlement obligations where Samarco is unable to contribute that funding. While the Settlement Agreement did not resolve the English and Netherlands proceedings, certain claimants in those proceedings are eligible to receive payments under the Settlement Agreement if they choose to do so. In October 2024, certain Brazilian municipalities, who are claimants in the UK group action claims referred to above, brought criminal contempt proceedings against the BHP Defendants in relation to their alleged involvement in a constitutional claim brought by a third-party Brazilian mining association (IBRAM) before the Brazilian Supreme Court. In June 2025, the High Court in London rejected the BHP Defendants’ application to strike out the proceedings, allowing the contempt proceedings to continue. The BHP Defendants have sought permission to appeal that decision. The contempt proceedings remain ongoing and the outcome is uncertain at this stage. 4 Significant events – Samarco dam failure continued 132 BHP Annual Report 2025

Item Provision Contingent liability Criminal charges The Federal Prosecutors’ Office filed criminal charges against BHP Brasil, Samarco and Vale and certain of their employees and former employees (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais (Federal Court). The Federal Court granted decisions in favour of all Affected Individuals, terminating the charges against these individuals. As to the remaining cases, in November 2024, the Federal Court ruled that BHP Brasil, Samarco and Vale and certain Affected Individuals (non-affiliated with BHP) who still had their cases open, are not liable for criminal offences relating to the failure of Samarco’s tailings dam. In December 2024 the Federal Prosecutors’ Office filed an appeal, and a ruling is pending. Civil public action commenced by Associations concerning the use of TANFLOC for water treatment On 17 November 2023, the Federal Court dismissed the lawsuit filed by four associations due to procedural reasons. The judgment is final and unappealable. In July 2024, two further associations filed another lawsuit against Samarco, BHP Brasil and Vale and others, including the States of Minas Gerais and Espirito Santo, the Federal Government and the Water Treatment Companies, who were all also defendants in the first lawsuit. This second lawsuit was also dismissed due to procedural reasons on 12 November 2024, and the associations have appealed this judgement. In both lawsuits the plaintiffs alleged that the defendants carried out a clandestine study on the citizens of the locations affected by the Samarco dam failure where Tanfloc (a tannin-based flocculant/coagulant) was used in the water treatment process. The plaintiffs claim that this product put the population at risk due to its alleged experimental qualities and dosage applied. The plaintiffs presented largely similar pleas e.g. material damages, moral damages. Other claims BHP Brasil is among the Companies named as defendants in a number of legal proceedings initiated by individuals, nongovernmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental reparation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. Certain of these legal proceedings are outside the scope of the Settlement Agreement. In addition, actions for alleged damages, fees and/or expenses related to claims concerning the Samarco dam failure have been, and may in the future be, brought against the Group. Government inquiries, studies and investigations relating to the Samarco dam failure and actions taken in response to it have also been commenced by numerous agencies and individuals of the Brazilian government and may still be ongoing. Additional legal proceedings and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions. The outcomes of these claims, investigations and proceedings remain uncertain and continue to be disclosed as contingent liabilities. Commitments Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco. However, under the Settlement Agreement, while Samarco is the primary obligor for the Settlement Agreement obligations, BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund (including as restricted by the terms of the Judicial Reorganisation Plan) or perform in proportion to their shareholding at the time of the dam failure, which is 50% each. BHP Brasil has approved preliminary funding of up to US$2.9 billion to Samarco for the Settlement Agreement obligations during calendar year 2025. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 133

1 Consolidated Financial Statements continued Key judgements and estimates Judgements The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required. Management has determined that a provision can be recognised at 30 June 2025 to reflect the estimated costs associated with obligations under the Settlement Agreement. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status. Estimates The provision for the Samarco dam failure reflects the Group’s estimate of the costs to meet the Group’s obligations under the Settlement Agreement and requires the use of significant judgements, estimates and assumptions. While the provision has been measured based on the latest information available, changes in facts and circumstances are likely in future reporting periods and may lead to material revisions to these estimates and there is a risk that outcomes may be materially higher or lower than amounts currently reflected in the provision. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured. The key estimates that may have a material impact upon the provision in the next and future reporting periods include: – the cost of compensation to individuals, small businesses, Municipalities and Indigenous and Traditional communities; and – the extent to which Samarco is able to directly fund any future obligations relating to the Settlement Agreement. Samarco’s long-term cash flow generation remains highly sensitive to factors including its ability to return to full production capacity, commodity prices and foreign exchange rates. The provision may also be affected by factors including but not limited to updates to discount and foreign exchange rates. To limit the Group’s exposure to potential Brazilian reais foreign exchange volatility, the Group has entered into forward exchange contracts, predominantly covering the period up to FY2028. A 0.5% increase in the discount rate would, in isolation, reduce the provision by approximately US$100 million. In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil including in relation to eligibility under, and adherence to, the Settlement Agreement and claims in other jurisdictions, including the outcome of the United Kingdom group action claims, the Australian class action and the claim filed in the Netherlands against Vale and a Dutch subsidiary of Samarco. Given these factors, future actual cash outflows may differ from the amounts currently provided and changes to any of the key assumptions and estimates outlined above could result in a material impact to the provision in the next and future reporting periods. The following section provides disclosure of matters to which Samarco (and not the Group) is a party. Samarco Dam failure related provision and contingencies In addition to its provisions in relation to the Settlement Agreement as at 30 June 2025, Samarco has recognised a provision of US$0.1 billion (30 June 2024: US$0.4 billion), based on currently available information, in relation to other dam failure related matters to which BHP Brasil is not a party. The magnitude, scope and timing of these additional costs are subject to a high degree of uncertainty and Samarco has indicated that it anticipates that it will incur future costs beyond those provided. These uncertainties are likely to continue for a significant period and changes to key assumptions could result in a material change to the amount of the provision in future reporting periods. Any such unrecognised obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Accordingly, it is also not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures at this time. Samarco is also named as a defendant in a number of other legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing. Given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures to Samarco. Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against Samarco. Samarco has also identified a number of individually immaterial tax-related uncertainties which have been reflected, where appropriate, in the Group’s share of associate and joint venture contingent liabilities presented in note 32 ‘Contingent liabilities’. Samarco insurance Samarco has standalone insurance policies in place with Brazilian and global insurers. Insurers’ loss adjusters or claims representatives continue to investigate and assist with the claims process for matters not yet settled. As at 30 June 2025, an insurance receivable has not been recognised by Samarco in respect of ongoing matters. Samarco non-dam failure related provisions and contingent liabilities The following non-dam failure related matters pre-date and are unrelated to the Samarco dam failure. Samarco is currently contesting aspects of both of these matters in the Brazilian courts. Given the status of these tax matters, the timing of resolution and potential economic outflow for Samarco is uncertain. Brazilian Social Contribution Levy Samarco has received tax assessments for the alleged non-payment of Brazilian Social Contribution Levy for the calendar years 2007-2014. Based on its assessment of currently available information as at 30 June 2025, Samarco recognised gross provisions of US$0.4 billion, US$0.2 billion net of US$0.2 billion court deposits paid (30 June 2024: gross provisions of US$0.4 billion, US$0.2 billion net of US$0.2 billion court deposits paid) and has not disclosed contingent liabilities (30 June 2024: contingent liabilities of US$0.2 billion). As at 30 June 2025, BHP Brasil’s 50% share of the impact of the provision recognised by Samarco is reflected in the Group’s equity accounting for Samarco. Brazilian corporate income tax rate Samarco has received tax assessments, and disclosed contingent liabilities, for the alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the 2000– 2003 and 2007–2014 income years totalling approximately US$1.0 billion (30 June 2024: US$1.0 billion). Brazilian mining royalties Samarco has received assessments, and disclosed contingent liabilities, for the alleged incorrect calculation of Financial Compensation for the Exploitation of Mineral Resources (CFEM) in respect of the period 1998-2017 totalling approximately US$0.4 billion (30 June 2024: US$0.4 billion). 4 Significant events – Samarco dam failure continued 134 BHP Annual Report 2025

5 Expenses and other income 2025 US$M 2024 US$M 2023 US$M Employee benefits expense: Wages and salaries 5,017 4,633 4,539 Employee share awards 127 112 97 Social security costs 5 5 4 Pension and other post-retirement obligations 399 374 339 Less employee benefits expense classified as exploration and evaluation expenditure (61) (49) (35) Changes in inventories of finished goods and work in progress 433 (289) 301 Raw materials and consumables used 5,950 6,536 6,710 Freight and transportation 2,029 2,270 2,299 External services 5,726 5,795 4,768 Third-party commodity purchases 1,991 1,977 1,878 Net foreign exchange losses/(gains) 85 23 (197) Fair value change on derivatives1 (58) 84 135 Government royalties paid and payable 2,608 3,571 3,841 Exploration and evaluation expenditure incurred and expensed in the current period 346 399 294 Depreciation and amortisation expense 5,540 5,295 5,061 Impairment net of reversals: Property, plant and equipment 106 3,833 73 Goodwill and other intangible assets 2 57 2 All other operating expenses 2,074 2,124 1,764 Total expenses 32,319 36,750 31,873 Loss/(gain) on disposal of subsidiaries and operations2 117 (915) (8) Other income3 (485) (370) (386) Total other income (368) (1,285) (394) 1. Fair value change on derivatives is principally related to commodity price contracts, foreign exchange contracts and embedded derivatives used in the ordinary course of business as well as derivatives used as part of the funding of dividends. 2. Includes impact of fair value remeasurement of Blackwater and Daunia divestment related contingent consideration. FY24 mainly relates to the gain on divestment of Blackwater and Daunia mines. Refer to note 3 ‘Exceptional items’ for further information. 3. Other income is generally income earned from transactions outside the course of the Group’s ordinary activities and may include certain management fees from non-controlling interests and joint arrangements, royalties and commission income. Recognition and measurement Other income is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and can be reliably measured. Dividend income is recognised upon declaration. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 135

1 Consolidated Financial Statements continued 6 Income tax expense 2025 US$M 2024 US$M 2023 US$M Total taxation expense comprises: Current tax expense 7,033 7,435 6,690 Deferred tax expense/(benefit) 177 (988) 387 Total taxation expense 7,210 6,447 7,077 2025 US$M 2024 US$M 2023 US$M Factors affecting income tax expense for the year Income tax expense differs to the standard rate of corporation tax as follows: Profit before taxation 18,353 16,048 21,401 Tax on profit at Australian prima facie tax rate of 30 per cent 5,506 4,814 6,420 Derecognition of deferred tax assets and current year tax losses 1,036 666 526 Tax on remitted and unremitted foreign earnings 354 224 137 Tax effect of profit/(loss) from equity accounted investments, related impairments and expenses1 78 737 (37) Foreign exchange adjustments 21 (79) 94 Amounts (over)/under provided in prior years (57) (25) (18) Recognition of previously unrecognised tax assets (127) (110) (109) Impact of tax rates applicable outside of Australia (1,132) (556) (558) Other 451 344 236 Income tax expense 6,130 6,015 6,691 Royalty-related taxation (net of income tax benefit)2 1,080 432 386 Total taxation expense 7,210 6,447 7,077 1. This item removes the prima facie tax effect on profit/(loss) from equity accounted investments, related impairments and expenses that are net of tax, with the exception of the Samarco forward exchange derivatives described in note 4 ‘Significant events – Samarco dam failure’, which are taxable. 2. Includes the revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill, as presented in note 3 ‘Exceptional items’. Income tax recognised in other comprehensive income is as follows: 2025 US$M 2024 US$M 2023 US$M Income tax effect of: Items that may be reclassified subsequently to the income statement: Hedges: Gains/(losses) taken to equity (104) 10 (29) (Gains)/losses transferred to the income statement 118 (15) 45 Others — (11) Income tax credit/(charge) relating to items that may be reclassified subsequently to the income statement 14 (5) 5 Items that will not be reclassified to the income statement: Re-measurement (losses)/gains on pension and medical schemes 3 (13) 7 Income tax credit/(charge) relating to items that will not be reclassified to the income statement 3 (13) 7 Total income tax credit/(charge) relating to components of other comprehensive income1 17 (18) 12 1. Included within total income tax relating to components of other comprehensive income is US$17 million relating to deferred taxes and US$ nil relating to current taxes (2024: US$(18) million and US$ nil; 2023: US$12 million and US$ nil). 136 BHP Annual Report 2025

Recognition and measurement Taxation on the profit/(loss) for the year comprises current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity or other comprehensive income, in which case the tax effect is also recognised in equity or other comprehensive income. Current tax Deferred tax Royalty-related taxation Current tax is the expected tax on the taxable income for the year, using tax rates and laws enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the Financial Statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for in accordance with IAS 12/AASB 112 ‘Income Taxes’ (IAS 12). Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is not recognised for temporary differences relating to: – initial recognition of goodwill – initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, except where the transaction gives rise to equal and offsetting taxable and deductible temporary differences – investment in subsidiaries, associates and jointly controlled entities where the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future Deferred tax is measured at the tax rates that are expected to be applied when the asset is realised or the liability is settled, based on the laws that have been enacted or substantively enacted at the reporting date. Current and deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset and when the tax balances are related to taxes levied by the same tax authority and the Group intends to settle on a net basis, or realise the asset and settle the liability simultaneously. Royalties are treated as taxation arrangements (impacting income tax expense/(benefit)) when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for temporary differences. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current liabilities and included in expenses. International Tax Reform – Pillar Two Model Rules The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting previously published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy, including the implementation of a global minimum tax. The Group has a presence in jurisdictions that have enacted or substantively enacted legislation in relation to the OECD/G20 BEPS Pillar Two model rules, including Australia, where its ultimate parent entity is a tax resident. This effectively brings all jurisdictions in which the Group has a presence into the scope of the rules. The Group’s current tax expense related to Pillar Two income taxes is US$1 million for the year ended 30 June 2025. The temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 30 June 2025. The Group continues to monitor and evaluate the domestic implementation of the Pillar Two rules in the jurisdictions in which it operates. The implementation of legislation that is enacted or substantively enacted but not yet in effect is not expected to have a material impact on the Group’s global effective tax rate. Uncertain tax and royalty matters The Group operates across many tax jurisdictions. Application of tax law can be complex and requires judgement to assess risk and estimate outcomes. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of tax assets and tax liabilities, including deferred tax, recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. The evaluation of tax risks considers both amended assessments received and potential sources of challenge from tax authorities. The status of proceedings for these matters will impact the ability to determine the potential exposure and in some cases, it may not be possible to determine a range of possible outcomes or a reliable estimate of the potential exposure. Tax and royalty matters with uncertain outcomes arise in the normal course of business and occur due to changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings. Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are recognised as current or deferred tax amounts, as appropriate, as at 30 June 2025. Matters with a possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in note 32 ‘Contingent liabilities’. Details of uncertain tax and royalty matters relating to Samarco are disclosed in note 4 ‘Significant events – Samarco dam failure’. Key judgements and estimates Income tax classification Judgements: The Group’s accounting policy for taxation, including royalty-related taxation, requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Deferred tax Judgements: Judgement is required in: – determining the amount of deferred tax assets to be recognised based on the likely timing and the level of future taxable profits; – assessing whether changes in tax regimes or applicable tax rates are substantively enacted at the reporting date; – recognising deferred tax liabilities arising from temporary differences in investments. These deferred tax liabilities caused principally by retained earnings held in foreign tax jurisdictions are recognised unless repatriation of retained earnings can be controlled and is not expected to occur in the foreseeable future. In FY2023, judgement was applied in determining the Chilean Royalty Bill was substantively enacted at the reporting date. It was considered that the process of enactment was complete and the remaining steps for enactment would not change the outcome of the tax rates to be applied in measuring the deferred tax assets and liabilities. Estimates: The Group assesses the recoverability of recognised and unrecognised deferred taxes, including losses in Australia, the United States and Canada on a consistent basis. Estimates and assumptions relating to projected earnings and cash flows as applied in the Group impairment process are used for operating assets. These forecasts are also used to estimate the royalty-related tax rates to apply when the deferred tax assets are realised and deferred tax liabilities are settled. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 137

1 Consolidated Financial Statements continued 7 Earnings per share 2025 2024 2023 Earnings attributable to BHP shareholders (US$M) 9,019 7,897 12,921 Weighted average number of shares (Million) – Basic 5,073 5,068 5,064 – Diluted 5,083 5,077 5,073 Earnings per ordinary share (US cents) – Basic 177.8 155.8 255.2 – Diluted 177.4 155.5 254.7 Headline earnings per ordinary share (US cents) – Basic 182.4 195.9 256.1 – Diluted 182.0 195.6 255.7 Earnings on American Depositary Shares represent twice the earnings for BHP Group Limited ordinary shares. Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows: 2025 US$M 2024 US$M 2023 US$M Earnings attributable to BHP shareholders 9,019 7,897 12,921 Adjusted for: (Gain)/loss on sales of property, plant and equipment, intangibles and investments (3) (29) (9) Impairments of property, plant and equipment and intangibles net of reversals 154 3,905 75 Loss/(gain) on disposal of subsidiaries and operations 117 (915)—Tax effect of above adjustments (34) (928) (17) Subtotal of adjustments 234 2,033 49 Headline earnings 9,253 9,930 12,970 Diluted headline earnings 9,253 9,930 12,970 Recognition and measurement Diluted earnings attributable to BHP shareholders are equal to earnings attributable to BHP shareholders. The calculation of the number of ordinary shares used in the computation of basic earnings per share is the weighted average number of ordinary shares of BHP Group Limited outstanding during the period after deduction of the number of shares held by the BHP Group Limited Employee Equity Trust. For the purposes of calculating diluted earnings per share, the effect of 10 million dilutive shares has been taken into account for the year ended 30 June 2025 (2024: 9 million shares; 2023: 9 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans for which terms and conditions are described in note 26 ‘Employee share ownership plans’. Diluted earnings per share calculation excludes instruments which are considered antidilutive. At 30 June 2025, there are no instruments which are considered antidilutive (2024: nil; 2023: nil). 138 BHP Annual Report 2025

Working capital 8 Trade and other receivables 2025 US$M 2024 US$M Trade receivables 3,081 3,687 Other receivables 1,172 1,652 Total 4,253 5,339 Comprising: Current 4,116 5,169 Non-current 137 170 Recognition and measurement Trade receivables are recognised initially at their transaction price or, for those receivables containing a significant financing component, at fair value. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for impairment, except for provisionally priced receivables which are subsequently measured at fair value through profit or loss under IFRS 9. The collectability of trade and other receivables is assessed continuously. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts at reporting period-end. Individual receivables are written off when management deems them unrecoverable. The net carrying amount of trade and other receivables approximates their fair values. Credit risk Trade receivables generally have terms of less than 30 days. The Group has no material concentration of credit risk with any single counterparty and is not dominantly exposed to any individual industry. Credit risk can arise from the non-performance by counterparties of their contractual financial obligations towards the Group. To manage credit risk, the Group maintains Group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits, proactive monitoring of exposures against these limits and requirements triggering secured payment terms. As part of these processes, the credit exposures with all counterparties are regularly monitored and assessed on a timely basis. The credit quality of the Group’s customers is reviewed and the solvency of each debtor and their ability to pay the receivable is considered in assessing receivables for impairment. The 10 largest customers represented 35 per cent (2024: 39 per cent) of total credit risk exposures managed by the Group. Receivables are deemed to be past due or impaired in accordance with the Group’s terms and conditions. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality, payment performance and prevailing market conditions. As at 30 June 2025, trade receivables of US$26 million (2024: US$59 million) were past due but not impaired. The majority of these receivables were less than 30 days overdue. At 30 June 2025, trade receivables are stated net of provisions for expected credit losses of US$2 million (2024: US$1 million). 9 Trade and other payables 2025 US$M 2024 US$M Trade payables 5,082 5,338 Other payables 1,588 1,426 Total 6,670 6,764 Comprising: Current 6,637 6,719 Non-current 33 45 10 Inventories 2025 US$M 2024 US$M Definitions Raw materials and consumables 2,677 2,305 Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services. Work in progress 3,186 3,516 Commodities currently in the production process that require further processing by the Group to a saleable form. Finished goods 1,115 1,218 Commodities ready-for-sale and not requiring further processing by the Group. Total1 6,978 7,039 Comprising: Inventories classified as non-current are not expected to be utilised or sold within 12 months after the reporting date or within the operating cycle of Current 5,538 5,828 the business. Non-current 1,440 1,211 1. Inventory write-downs of US$243 million were recognised during the year (2024: US$69 million; 2023: US$100 million) and included US$133 million associated with the transition of WAN operations into temporary suspension (2024: nil; 2023: nil). Inventory write-downs of US$18 million made in previous periods were reversed during the year (2024: US$19 million; 2023: US$37 million). Recognition and measurement Regardless of the type of inventory and its stage in the production process, inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs and involves estimates of expected metal recoveries and work in progress volumes, calculated using available industry, engineering and scientific data. These estimates are periodically reassessed by the Group taking into account technical analysis and historical performance. For processed inventories, cost is derived on an absorption costing basis. Cost comprises costs of purchasing raw materials and costs of production, including attributable mining and manufacturing overheads taking into consideration normal operating capacity. Inventory quantities are assessed primarily through surveys and assays. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 139

1 Consolidated Financial Statements continued Resource assets 11 Property, plant and equipment Land and buildings US$M Plant and equipment US$M Other mineral assets US$M Assets under construction US$M Exploration and evaluation US$M Total US$M Net book value – 30 June 2025 At the beginning of the financial year 7,565 34,504 12,227 17,097 236 71,629 Additions1 28 1,653 1,066 8,703 50 11,500 Remeasurements of index-linked freight contracts2—(210) ——(210) Depreciation for the year (578) (4,441) (410) — (5,429) Net impairments for the year3 (7) (76) (23) — (106) Disposals (1) (19) ——(20) Divestment of subsidiaries and operations—(1) (42) — (43) Transfers and other movements 404 5,143 (581) (5,754) (76) (864) At the end of the financial year4 7,411 36,553 12,237 20,046 210 76,457 – Cost 15,617 93,385 20,359 22,002 223 151,586 – Accumulated depreciation and impairments (8,206) (56,832) (8,122) (1,956) (13) (75,129) Net book value – 30 June 2024 At the beginning of the financial year 8,140 36,654 13,304 13,481 239 71,818 Additions1 27 1,206 795 8,840 58 10,926 Remeasurements of index-linked freight contracts2—230 ——230 Depreciation for the year (637) (4,287) (264) — (5,188) Net impairments for the year3 (88) (1,440) (930) (1,365) (10) (3,833) Disposals (1) (15) ——(16) Divestment of subsidiaries and operations5 (293) (1,093) (23) (44)—(1,453) Transfers and other movements 417 3,249 (655) (3,815) (51) (855) At the end of the financial year4 7,565 34,504 12,227 17,097 236 71,629 – Cost 15,180 86,989 19,900 19,106 1,035 142,210 – Accumulated depreciation and impairments (7,615) (52,485) (7,673) (2,009) (799) (70,581) 1. Includes change in estimates and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to note 15 ‘Closure and rehabilitation provisions’. 2. Relates to remeasurements of index-linked freight contracts including continuous voyage charters (CVCs). Refer to note 22 ‘Leases’. 3. Refer to note 13 ‘Impairment of non-current assets’ for information on impairments. 4. Includes the carrying value of the Group’s right-of-use assets relating to land and buildings and plant and equipment of US$2,653 million (2024: US$2,708 million). Refer to note 22 ‘Leases’ for the movement of the right-of-use assets. 5. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. Recognition and measurement Property, plant and equipment Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct costs of bringing the asset to the location and the condition necessary for operation and the estimated future costs of closure and rehabilitation of the facility. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Refer to note 22 ‘Leases’ for further details. Right-of-use assets are presented within the category of property, plant and equipment according to the nature of the underlying asset leased. Exploration and evaluation Exploration costs are incurred to discover mineral resources. Evaluation costs are incurred to assess the technical feasibility and commercial viability of resources found. Exploration and evaluation expenditure is charged to the income statement as incurred, except in the following circumstances in which case the expenditure may be capitalised: – the exploration and evaluation activity is within an area of interest that was previously acquired as an asset acquisition or in a business combination and measured at fair value on acquisition or – the existence of a commercially viable mineral deposit has been established A regular review of each area of interest is undertaken to determine the appropriateness of continuing to carry forward costs in relation to that area. Capitalised costs are only carried forward to the extent that they are expected to be recovered through the successful exploitation of the area of interest or alternatively by its sale. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement. 140 BHP Annual Report 2025

Development expenditure When proven mineral reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as assets under construction within property, plant and equipment. All subsequent development expenditure is capitalised and classified as assets under construction, provided commercial viability conditions continue to be satisfied. The Group may use funds sourced from external parties to finance the acquisition and development of assets and operations. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets. Borrowing costs directly attributable to acquiring or constructing a qualifying asset are capitalised during the development phase. In the instance where saleable material is extracted prior to the commissioning of a project/site, sale proceeds are recognised as revenue, with associated costs also recognised in the income statement. On completion of development, all assets included in assets under construction are reclassified within the relevant category of property, plant and equipment according to the nature of the underlying asset and depreciation commences. Other mineral assets Other mineral assets comprise: – capitalised exploration, evaluation and development expenditure for assets in production – mineral rights acquired – capitalised development and production stripping costs Overburden removal costs The process of removing overburden and other waste materials to access mineral deposits is referred to as stripping. Stripping is necessary to obtain access to mineral deposits and occurs throughout the life of an open-pit mine. Development and production stripping costs are classified as other mineral assets in property, plant and equipment. Stripping costs are accounted for separately for individual components of an ore body. The determination of components is dependent on the mine plan and other factors, including the size, shape and geotechnical aspects of an ore body. The Group accounts for stripping activities as follows: Development stripping costs These are initial overburden removal costs incurred to obtain access to mineral deposits that will be commercially produced. These costs are capitalised when it is probable that future economic benefits (access to mineral ores) will flow to the Group and costs can be measured reliably. Once the production phase begins, capitalised development stripping costs are depreciated using the units of production method based on the proven and probable reserves of the relevant identified component of the ore body which the initial stripping activity benefits. Production stripping costs These are post initial overburden removal costs incurred during the normal course of production activity, which commences after the first saleable minerals have been extracted from the component. Production stripping costs can give rise to two benefits, the accounting for which is outlined below: Production stripping activity Benefits of stripping activity Extraction of ore (inventory) in current period. Improved access to future ore extraction. Period benefited Current period Future period(s) Recognition and measurement criteria When the benefits of stripping activities are realised in the form of inventory produced; the associated costs are recorded in accordance with the Group’s inventory accounting policy. When the benefits of stripping activities are improved access to future ore; production costs are capitalised when all the following criteria are met: – the production stripping activity improves access to a specific component of the ore body and it is probable that economic benefits arising from the improved access to future ore production will be realised – the component of the ore body for which access has been improved can be identified – costs associated with that component can be measured reliably Allocation of costs Production stripping costs are allocated between the inventory produced and the production stripping asset using a life-of-component waste-to-ore (or mineral contained) strip ratio. When the current strip ratio is greater than the estimated life-of-component ratio a portion of the stripping costs is capitalised to the production stripping asset. Asset recognised from stripping activity Inventory Other mineral assets within property, plant and equipment. Depreciation basis Not applicable On a component-by-component basis using the units of production method based on proven and probable reserves. Key judgements and estimates Judgements: Judgement is applied by management in determining the components of an ore body. Estimates: Estimates are used in the determination of stripping ratios and mineral reserves by component. Changes to estimates related to life-of-component waste-to-ore (or mineral contained) strip ratios and the expected ore production from identified components are accounted for prospectively and may affect depreciation rates and asset carrying values. Depreciation Depreciation of assets, other than land, assets under construction and capitalised exploration and evaluation that are not depreciated, is calculated using either the straight-line (SL) method or units of production (UoP) method, net of residual values, over the estimated useful lives of specific assets. The depreciation method and rates applied to specific assets reflect the pattern in which the asset’s benefits are expected to be used by the Group. The UoP depreciation method is used when the pattern of use is best reflected by production volumes. The Group’s proved and probable reserves for minerals assets are used to determine UoP depreciation unless doing so results in depreciation charges that do not reflect the asset’s useful life. Where this occurs, alternative approaches to determining reserves are applied, to provide a phasing of periodic depreciation charges that better reflects the asset’s expected useful life. Where assets are dedicated to a mine lease, the useful lives below are subject to the lesser of the asset category’s useful life and the life of the mine lease, unless those assets are readily transferable to another productive mine. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not depreciated. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 141

1 Consolidated Financial Statements continued 11 Property, plant and equipment continued Key estimates The determination of useful lives, residual values and depreciation methods involves estimates and assumptions and is reviewed annually. Any changes to useful lives or any other estimates or assumptions, including the expected impact of climate change and the transition to a lowcarbon economy, may affect prospective depreciation rates and asset carrying values. The table below summarises the principal depreciation methods and rates applied to major asset categories by the Group. Asset category Plant and equipment Buildings – Mine related property UoP based upon reserves, otherwise SL over 25–50 years Plant and equipment UoP based upon reserves, otherwise SL over 3–30 years Mineral rights UoP based upon reserves Capitalised exploration, evaluation and development expenditure UoP based upon reserves Commitments The Group’s commitments for capital expenditure were US$4,785 million as at 30 June 2025 (2024: US$5,958 million). The Group’s commitments related to leases are included in note 22 ‘Leases’. 12 Intangible assets 2025 2024 Goodwill US$M Other intangibles US$M Total US$M Goodwill US$M Other intangibles US$M Total US$M Net book value At the beginning of the financial year 1,341 377 1,718 1,389 221 1,610 Additions—160 160—101 101 Amortisation for the year—(111) (111)—(107) (107) Impairments for the year1—(2) (2) (50) (7) (57) Disposals—(17) (17)—(12) (12) Divestment of subsidiaries and operations2 — — (45) (45) Transfers and other movements—176 176 2 226 228 At the end of the financial year 1,341 583 1,924 1,341 377 1,718 – Cost 1,391 2,127 3,518 1,391 1,798 3,189 – Accumulated amortisation and impairments (50) (1,544) (1,594) (50) (1,421) (1,471) 1. Refer to note 13 ‘Impairment of non-current assets’ for information on impairments. 2. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. Recognition and measurement Goodwill Where the fair value of the consideration paid for a business acquisition exceeds the fair value of the identifiable assets, liabilities and contingent liabilities acquired, the difference is treated as goodwill. Goodwill is not amortised and is measured at cost less any impairment losses. Other intangibles The Group capitalises amounts paid for the acquisition of identifiable intangible assets, such as software and licences, where it is considered that they will contribute to future periods through revenue generation or reductions in cost. These assets, classified as finite life intangible assets, are carried in the balance sheet at the fair value of consideration paid (cost) less accumulated amortisation and impairment charges. Intangible assets with finite useful lives are amortised on a straight-line basis over their useful lives. The estimated useful lives are generally no greater than eight years. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not amortised. 142 BHP Annual Report 2025

13 Impairment of non-current assets 2025 Cash generating unit Segment Property, plant and equipment US$M Goodwill and other intangibles US$M Equityaccounted investment1 US$M Total US$M Other Various 196 2 63 261 Total impairment of non-current assets 196 2 63 261 Western Australia Nickel2 Group and unallocated (90) — (90) Reversal of impairment (90) — (90) Net impairment of non-current assets 106 2 63 171 2024 Cash generating unit Segment Property, plant and equipment US$M Goodwill and other intangibles US$M Equityaccounted investment US$M Total US$M Western Australia Nickel Group and unallocated 3,744 56 – 3,800 Other Various 89 1 – 90 Total impairment of non-current assets 3,833 57 – 3,890 Reversal of impairment – – – – Net impairment of non-current assets 3,833 57 – 3,890 1. Impairment of equity accounted investment is recognised within ‘Profit/(loss) from equity accounted investments, related impairments and expenses’ in the Consolidated Income Statement. 2. Reversal of impairment is recognised as exceptional. Refer to note 3 ‘Exceptional items’ for further information. Recognition and measurement Impairment tests for all non-financial assets (excluding goodwill) are performed when there is an indication of impairment. Goodwill is tested for impairment at least annually. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit (CGU) to which the asset belongs, being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount. Previously impaired assets (excluding goodwill as impairment losses are not reversed in subsequent periods) are reviewed for possible reversal of previous impairment at each reporting date. Impairment reversal cannot exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised for the asset or CGU. Such reversal is recognised in the income statement. How recoverable amount is calculated The recoverable amount is the higher of an asset’s or CGU’s fair value less cost of disposal (FVLCD) and its value in use (VIU). Fair value less cost of disposal FVLCD is an estimate of the amount that a market participant would pay for an asset or CGU, less the cost of disposal. FVLCD for mineral assets is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost, and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post-tax market discount rate to arrive at a net present value of the asset, which is compared against the asset’s carrying value. FVLCD may also take into consideration other market-based indicators of fair value. FVLCD are based primarily on Level 3 inputs as defined in note 24 ‘Financial risk management’ unless otherwise noted. Value in use VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal or closure. VIU is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) to a FVLCD calculation. Impairment of non-current assets (excluding goodwill) No material impairment of non-current assets for the year ended 30 June 2025. Impairment of non-current assets relating to the year ended 30 June 2024 are detailed below. Western Australia Nickel At 30 June 2024, the Group determined the recoverable amount (based on a fair value less costs of disposal methodology, applying discounted cash flow techniques utilising a post-tax real discount rate of 7.5 per cent) of the Western Australia Nickel CGU to be approximately negative US$600 million including closure provisions. Considering the recoverable amount of individual assets within the CGU, this resulted in an aggregate impairment to property, plant and equipment of US$3,744 million and intangible assets of US$56 million in FY2024. The impairment was driven by oversupply in the global nickel market that saw a sharp decline in forward nickel prices in the short to medium term, escalation in capital costs for Western Australia Nickel, and changes to development plans including the Group’s decision, announced on 11 July 2024, to temporarily suspend Nickel West operations and the West Musgrave project at Western Australia Nickel. The post-impairment carrying value of Western Australia Nickel property, plant and equipment is not material. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 143

1 Consolidated Financial Statements continued 13 Impairment of non-current assets continued Impairment test for goodwill The carrying amount of goodwill has been allocated to the CGUs, or groups of CGUs, as follows: Cash generating unit 2025 US$M 2024 US$M Copper SA 1,154 1,154 Other 187 187 Total goodwill 1,341 1,341 For the purpose of impairment testing, goodwill has been allocated to CGUs or groups of CGUs, that are expected to benefit from the synergies of previous business combinations, which represent the level at which management will monitor and manage goodwill. Copper SA goodwill Impairment test conclusion The Group performed an impairment test of the Copper SA Group of CGUs, including goodwill, as at 30 June 2025 and an impairment charge was not required. How did the goodwill arise? Goodwill of US$1,010 million and US$144 million in relation to the acquisitions of WMC Resources Ltd (2005) and OZ Minerals Ltd (2023), respectively. Segment Copper SA is part of the Copper reportable segment. How were the valuations calculated? FVLCD methodology using DCF techniques has been applied in determining the recoverable amount of Copper SA. Significant assumptions and sensitivities The valuation of Copper SA exceeded its carrying amount by approximately US$10.5 billion (2024:US$8.4 billion) and is most sensitive to changes in copper commodity price, production volumes, operating costs and discount rates. It is considered that there are no reasonably possible changes in these key assumptions that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. The valuation applied a post-tax real discount rate of 7.0 per cent (2024: 7.0 per cent). Key judgements and estimates that have been applied in the FVLCD valuation are disclosed further below. Goodwill held by other CGUs is US$187 million (2024: US$187 million). This represents less than one per cent of net assets at 30 June 2025 (2024: less than one per cent). There was no impairment of other goodwill in the year to 30 June 2025 (2024: US$ nil). Key judgements and estimates Judgements: Assessment of indicators of impairment or impairment reversal and the determination of CGUs for impairment purposes require significant management judgement. Indicators of impairment may include changes in the Group’s operating and economic assumptions, including those arising from changes in reserves or mine planning, updates to the Group’s commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks including those related to climate change and the transition to a low-carbon economy. Climate change The Group’s impairment assessments may be impacted by climate change and the transition to a low-carbon economy. Further detail is provided in note 16 ‘Climate change’. Estimates: The Group performs a recoverable amount determination for an asset or CGU when there is an indication of impairment or impairment reversal. When the recoverable amount is measured by reference to FVLCD, in the absence of quoted market prices or binding sale agreement, estimates are made regarding the present value of future post-tax cash flows. These estimates are made from the perspective of a market participant and include prices, future production volumes, operating costs, capital expenditure, closure and rehabilitation costs, taxes, risking factors applied to cash flows and discount rates. The cash flow forecasts may include net cash flows expected from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Reserves and resources are included in the assessment of FVLCD to the extent that it is considered probable that a market participant would attribute value to them. When recoverable amount is measured using VIU, estimates are made regarding the present value of future cash flows based on internal budgets and forecasts and life of asset plans. Key estimates are similar to those identified for FVLCD, although some assumptions and values may differ as they reflect the perspective of management rather than a market participant. All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of an asset or CGU at each reporting date. While no indicators of impairment, or impairment reversal, were identified across the Group’s CGUs at 30 June 2025, the carrying value of the Spence CGU is the most susceptible to changes in the significant estimates outlined below in the next reporting period. The significant estimates impacting the Group’s recoverable amount determinations are: Commodity prices Commodity prices were based on latest internal forecasts which assume short-term market prices will revert to the Group’s assessment of long-term price. These price forecasts reflect management’s long-term views of global supply and demand, built upon past experience of the commodity markets and are benchmarked with external sources of information such as analyst forecasts. Prices are adjusted based upon premiums or discounts applied to global price markers to reflect the location, nature and quality of the Group’s production, or to take into account contracted prices. Future production volumes Estimated production volumes were based on detailed data and took into account development plans established by management as part of the Group’s long-term planning process. When estimating FVLCD, assumptions reflect all reserves and resources that a market participant would consider when valuing the respective CGU, which in some cases are broader in scope than the reserves that would be used in a VIU test. In determining FVLCD, risk factors may be applied to reserves and resources which do not meet the criteria to be treated as proved. Cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes) Cash outflows are based on internal budgets and forecasts and life of asset plans. Cost assumptions reflect management experience and expectations. Tax assumptions reflect existing and substantively enacted tax and royalty regimes and rates applicable in the jurisdiction of the CGU. In the case of FVLCD, cash flow projections include the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost where a market participant may take a consistent view. VIU does not take into account future development. Discount rates The Group uses real post-tax discount rates applied to real post-tax cash flows. The discount rates are derived using the weighted average cost of capital methodology. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows, including country risk. 144 BHP Annual Report 2025

14 Deferred tax balances The movement for the year in the Group’s net deferred tax position is as follows: 2025 US$M 2024 US$M 2023 US$M Net deferred tax (liability)/asset At the beginning of the financial year (3,265) (4,243) (3,007) Acquisition of subsidiaries and operations1—– (867) Income tax (charge)/credit recorded in the income statement2,3 (177) 988 (387) Income tax (charge)/credit recorded directly in equity (17) (6) 6 Divestment of subsidiaries and operations 14 (3) – Other movements 17 (1) 12 At the end of the financial year (3,428) (3,265) (4,243) 1. Relates to the acquisition of OZL on 2 May 2023. 2. Includes US$1,125 million income tax credit in the year ended 30 June 2024 as a result of an impairment of Western Australia Nickel Assets. 3. Includes US$(283) million revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill. Refer to note 3 ‘Exceptional items’ for more information. For recognition and measurement of deferred tax assets and liabilities, refer to note 6 ‘Income tax expense’. The temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 30 June 2025. The composition of the Group’s net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows: Deferred tax assets Deferred tax liabilities Charged/(credited) to the income statement 2025 US$M 2024 US$M 2025 US$M 2024 US$M 2025 US$M 2024 US$M 2023 US$M Type of temporary difference Depreciation1 (893) (756) 5,284 5,221 213 (894) 452 Exploration expenditure 17 14 — (2) (2) (2) Employee benefits 35 23 (477) (407) (78) 6 (94) Closure and rehabilitation 195 155 (1,826) (1,770) (96) (29) (296) Other provisions 47 55 (202) (196) 2 23 4 Deferred income — (9) (23) 14 (9) 37 Deferred charges (31) (55) 551 522 5 (148) 85 Investments, including foreign tax credits 281 274 516 411 96 (6) (54) Foreign exchange gains and losses (14) (9) 85 80 9 (115) 42 Tax losses 491 364 (38) (84) (80) 40 37 Lease liability1 23 9 (735) (730) (19) 45 (83) Other (73) (7) 357 308 113 101 259 Total 78 67 3,506 3,332 177 (988) 387 1. Includes deferred tax associated with the recognition of right-of-use assets and lease liabilities on adoption of IFRS 16. Refer to note 22 ‘Leases’. The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows: 2025 US$M 2024 US$M Unrecognised deferred tax assets Tax losses and tax credits1 10,159 9,126 Investments in subsidiaries2 1,681 1,533 Mineral rights3 3,224 3,216 Other deductible temporary differences4 1,965 1,978 Total unrecognised deferred tax assets 17,029 15,853 Unrecognised deferred tax liabilities Investments in subsidiaries2 2,349 2,307 Total unrecognised deferred tax liabilities 2,349 2,307 Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 145

1 Consolidated Financial Statements continued 14 Deferred tax balances continued 1. At 30 June 2025, the Group had income and capital tax losses with a tax benefit of US$5,621 million (2024: US$5,589 million) and tax credits of US$4,538 million (2024: US$3,537 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which the Group can utilise the benefits. The gross amount of tax losses carried forward that have not been recognised is as follows: Year of expiry 2025 US$M 2024 US$M Income tax losses Not later than one year 14 28 Later than one year and not later than two years 16 10 Later than two years and not later than five years 46 43 Later than five years and not later than 10 years 872 652 Later than 10 years and not later than 20 years 623 1,003 Unlimited 5,752 5,620 7,323 7,356 Capital tax losses Not later than one year — Later than two years and not later than five years — Unlimited 13,371 13,494 Gross amount of tax losses not recognised 20,694 20,850 Tax effect of total losses not recognised 5,621 5,589 Of the US$4,538 million of tax credits, US$3,566 million expires not later than 10 years (2024: US$2,792 million) and US$972 million expires later than 10 years and not later than 20 years (2024: US$745 million). 2. The Group has deferred tax assets and deferred tax liabilities associated with undistributed earnings of subsidiaries that have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that these differences will reverse in the foreseeable future. Where the Group has undistributed earnings held by associates and joint interests, the deferred tax liability will be recognised as there is no ability to control the timing of the potential distributions. 3. The Group has deductible temporary differences relating to mineral rights for which deferred tax assets have not been recognised because it is not probable that future capital gains will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation. 4. The Group has other deductible temporary differences for which deferred tax assets have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation. 15 Closure and rehabilitation provisions 2025 US$M 2024 US$M At the beginning of the financial year 9,837 9,887 Capitalised amounts for operating sites: Change in estimate 548 463 Exchange translation (61) (58) Adjustments charged/(credited) to the income statement: Change in estimate 112 85 Exchange translation (11) (47) Other adjustments to the provision: Amortisation of discounting impacting net finance costs 510 556 Divestment of subsidiaries and operations1—(652) Expenditure on closure and rehabilitation activities (468) (395) Other movements 1 (2) At the end of the financial year 10,468 9,837 Comprising: Current 662 610 Non-current 9,806 9,227 Operating sites 6,908 6,349 Closed sites 3,560 3,488 1. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. Profile of closure and rehabilitation cash flows The table below indicates the estimated profile of the Group’s closure and rehabilitation provisions. The profile reflects the undiscounted forecast cash flows that underpin the provisions. In some instances, the Group has an obligation to rehabilitate and maintain a closed site for an indefinite period. For the purpose of this analysis, the cashflow period has been restricted to 100 years. Proportion of the Group’s undiscounted forecast cashflows 2025% 2024 % In one year or less 4 3 In more than one year but not more than two years 3 3 In more than two years but not more than five years 10 8 In more than five years but not more than ten years 15 15 In more than ten years 68 71 Total 100 100 146 BHP Annual Report 2025

The Group is required to close and rehabilitate sites and associated facilities at the end of or, in some cases, during the course of production to a condition acceptable to the relevant authorities, as specified in licence requirements and the Group’s closure performance requirements. The key components of closure and rehabilitation activities are: – the removal of all unwanted infrastructure associated with an operation – the return of disturbed areas to a safe, stable and self-sustaining condition, consistent with the agreed post-closure land use Recognition and measurement Provisions for closure and rehabilitation are recognised by the Group when: – it has a present legal or constructive obligation as a result of past events – it is more likely than not that an outflow of resources will be required to settle the obligation – the amount can be reliably estimated Initial recognition and measurement Subsequent measurement Closure and rehabilitation provisions are initially recognised when an environmental disturbance first occurs. The individual site provisions are an estimate of the expected value of future cash flows required to close the relevant site using current standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using currency specific discount rates aligned to the estimated timing of cash outflows. When provisions for closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The closure and rehabilitation asset, recognised within property, plant and equipment, is depreciated over the life of the operations. The value of the provision is progressively increased over time as the effect of discounting unwinds, resulting in an expense recognised in net finance costs. The closure and rehabilitation provision is reviewed at each reporting date to assess if the estimate continues to reflect the best estimate of the obligation. If necessary, the provision is remeasured to account for factors such as: – additional disturbance during the period – revisions to estimated reserves, resources and lives of operations including any changes to expected operating lives arising from the Group’s latest assessment of the potential impacts of climate change and the transition to a low-carbon economy – developments in technology – changes to regulatory requirements and environmental management strategies – changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates – movements in interest rates affecting the discount rate applied Changes to the closure and rehabilitation estimate for operating sites are added to, or deducted from, the related asset and amortised on a prospective basis over the remaining life of the operation, generally applying the units of production method. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation. Closed sites Where future economic benefits are no longer expected to be derived through operation, changes to the associated closure and remediation costs are charged to the income statement in the period identified. The amount charged to the income statement, inclusive of exchange translation and remediation costs related to contaminated sites, was US$101 million in the year ended 30 June 2025 (2024: US$38 million; 2023: US$4 million). Key estimates Closure cost estimates are generally based on conceptual level studies early in the operating life of an asset with more detailed studies and planning performed as closure risks (including those related to climate change) are identified and/or as an asset, or parts thereof, near closure. As such, the recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to: – the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure, decharacterisation of tailings storage facilities and rehabilitation activities – costs associated with future closure activities – the extent and period of post-closure monitoring and maintenance, including water management – applicable discount rates – the timing of cash flows and ultimate closure of operations The extent, cost and timing of future closure activities may also be impacted by the potential physical impacts of climate change and the transition to a low-carbon economy. Further detail is provided in note 16 ‘Climate change’. Estimates for post-closure monitoring and maintenance reflect the Group’s strategies for individual sites, which may include possible relinquishment. The period of monitoring and maintenance included in the provision requires judgement and considers regulatory and licencing requirements, the outcomes of studies and management’s current assessment of stakeholder expectations. While progressive closure is performed across a number of operations, significant activities are generally undertaken at the end of the production life at the individual sites, the estimated timing of which is informed by the Group’s current assumptions relating to demand for commodities and carbon pricing, and their impact on the Group’s long-term price forecasts. Approximately 44 per cent (2024: 52 per cent) of the Group’s total undiscounted forecast cashflows are expected to be incurred after more than 30 years, reflecting the long-lived nature of many of the Group’s operations which have remaining production lives ranging from 4–86 years (2024: 5–87 years). The discount rates applied to the Group’s closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available). The discount rates applied to the Group’s closure and rehabilitation provisions were revised during the year to reflect increases in market interest rates. The effect of changes to discount rates was a decrease of approximatively US$340 million in the closure and rehabilitation provision of which US$110 million in respect of closed and contaminated sites was recognised in the income statement. While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies, trials and detailed analysis of relevant knowledge and resultant closure activities for individual assets continue to be performed throughout the life of asset. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new closure and rehabilitation techniques, changes in regulatory requirements and stakeholder expectations for closure (including costs associated with equitable transition), development of new technologies, risks relating to climate change and the transition to a low-carbon economy, and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet. Sensitivity A 0.5 per cent increase in the discount rates applied at 30 June 2025 would result in a decrease to the closure and rehabilitation provision of approximately US$665 million, a decrease in property, plant and equipment of approximately US$443 million in relation to operating sites and an income statement credit of approximately US$222 million in respect of closed and contaminated sites. In addition, the change would result in a decrease of approximately US$27 million to depreciation expense and a US$29 million increment in net finance costs due to unwind of discount for the year ending 30 June 2026. Given the long-lived nature of the majority of the Group’s assets, the majority of final closure activities are generally not expected to occur for a significant period of time. However, a one-year acceleration in forecast cash flows of the Group’s closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$291 million, an increase in property, plant and equipment of US$169 million in relation to operating sites and an income statement charge of US$122 million in respect of closed sites and contaminated sites. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 147

1 Consolidated Financial Statements continued 16 Climate change The Group recognises that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. Identifying, monitoring and assessing the actual and potential impacts of climate change is complex and the Group continues to assess the actual and potential financial impacts of climate-related risks (threats and opportunities), including the transition to a low-carbon economy and physical risk impacts. The Group’s current climate change strategy focuses on developing a portfolio of commodities to support the megatrends shaping our world, reducing operational greenhouse gas (GHG) emissions (Scopes 1 and 2 from our operated assets), supporting value chain (Scope 3) GHG emissions reductions, and managing climate-related risks. Areas of these Financial Statements that may be impacted in connection with this strategy throughout the value creation and delivery cycle of the Group’s operations, include: Phase Area of potential Financial Statement impact Exploration and acquisition – Portfolio decisions Development and mining/process and logistics – Transition risks and asset carrying values – Physical risks and asset carrying values – Application of carbon pricing assumptions on asset valuations – Acquisition and use of carbon credits – Useful economic lives of property, plant and equipment – Expenditure on operational decarbonisation Sales, marketing and procurement – Expenditure to support value chain decarbonisation Closure and rehabilitation – Timing, scope and expected cost of closure and rehabilitation activities The significant judgements and key estimates used in the preparation of these Financial Statements reflect the Group’s current planning range (which implies a projected global average temperature increase of approximately 2°C by CY2100), as described below. At the date of issue of these Financial Statements, indicators show the appropriate measures are not in place globally to drive decarbonisation at the pace or scale required to achieve the aim of the Paris Agreement to limit the global average temperature increase to 1.5°C above pre-industrial levels by the end of the century. Changes to the Group’s climate change strategy or global decarbonisation trends may impact the Group’s significant judgements and key estimates, and result in material changes to financial results, cash flows and the carrying values of certain assets and liabilities in future reporting periods. Portfolio decisions Over recent years, the Group has repositioned its portfolio towards commodities that can help enable and support the megatrends of decarbonisation, electrification, digitisation, urbanisation and population growth. Refer to note 2 ‘Revenue’, which presents current and prior year revenue by commodity. In January 2025, the Group completed the formation of Vicuña Corp, a 50/50 joint venture with Lundin Mining to develop the combined Filo del Sol and Josemaria copper deposits in Argentina and Chile. This transaction aligns with the Group’s strategy to acquire early-stage copper deposits. Vicuña Corp has been recognised as an equity accounted investment; refer to note 29 ‘Investments accounted for using equity method’ for more information. In April 2025, the Group received approval from the NSW Department of Planning, Housing and Infrastructure to continue mining at New South Wales Energy Coal (NSWEC) for an additional four years, as part of the planned closure of the site in June 2030. The approval provides more certainty to the Group’s employees, the local community, suppliers and local businesses and enables time to continue working collaboratively on the Group’s plans to cease mining and, subject to future approvals, transition the site to its next productive use. As at 30 June 2025, the potential exposure to further impairment for NSWEC is limited to the book value of PP&E of US$900 million, with the forecast cash flows over the proposed operating period supporting the current carrying value. Further, the useful lives of NSWEC PP&E do not exceed the remaining proposed operating period. As announced in July 2024, following oversupply in the global nickel market, Nickel West operations and West Musgrave project (Western Australia Nickel or WAN) entered into temporary suspension during FY2025. The Group intends to review the decision to temporarily suspend Western Australia Nickel by February 2027. As part of this review, BHP is assessing the potential divestment of the WAN assets. Transition risks and asset carrying values Significant judgements and key estimates in relation to the preparation of these Financial Statements, including asset carrying values and impairment assessments, are impacted by the Group’s current assessment of the range of economic and climate-related conditions that could exist in the world’s transition to a low-carbon economy. For example, demand for the Group’s commodities may decrease due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of a cash generating unit’s (CGU) reserves becoming incapable of extraction in an economically viable fashion. Alternatively, technological or market developments increasing demand for commodities in the portfolio that help enable decarbonisation may have a positive impact on prices for those commodities. The Group has developed three unique planning cases which comprise the Group’s planning range: a ‘most likely’ base case, used as the basis for judgements and assumptions in these Financial Statements, and an upside case and downside case that provide the range’s boundaries. The three cases reflect proprietary forecasts for the global economy and associated sub-sectors (i.e. energy, transport, agriculture and steel) and the resulting market outlook for the Group’s core commodities. This planning range implies a projected global average temperature increase of around 2°C by CY2100. Given the complexity and inherent uncertainty of long run forecasting, these pathways are reviewed periodically to reflect new information, with a process in place to assess the need to update internal long-term price outlooks for developments in the periods between pathway updates. The Group reflects the planning range and associated price outlooks in the internal valuations used as the basis for the Group’s impairment assessments. The discount rate used in the internal valuations reflects a real post-tax weighted average cost of capital (WACC), including country and state risk premia where appropriate, which ranges from 7.0 per cent to 9.5 per cent across the Group (2024: 7.0 per cent to 9.5 per cent). Cash flow forecasts used as the basis for impairment testing consider asset specific risks, including physical climate-related risks, and therefore the Group does not apply a separate climate-related risk adjustment in the Group’s WACC. Further detail on the Group’s significant judgements and estimates that inform the planning range and FY2025 impairment assessments, is included in note 13 ‘Impairment of non-current assets’. 148 BHP Annual Report 2025

Carbon pricing assumptions Investment decisions and asset valuations used for the purposes of impairment testing consider carbon price assumptions in relevant regions by applying a carbon price to estimated unmitigated Scopes 1 and 2 GHG emissions over the life of the respective operation. In determining the Group’s strategy and carbon price forecast, factors including a country’s current and announced climate policies, targets and societal factors, such as public acceptance and demographics, are considered. The Group’s base case projections estimate that carbon prices are likely to rise over time, ranging from US$1 to US$199 per tCO2 by FY2030 and US$28 to US$285 by FY2050. Sensitivity of asset carrying values to a 1.5°C scenario The Group acknowledges that there are a range of energy transition scenarios, including those that are aligned with the goals of the Paris Agreement, that may indicate different outcomes for individual commodities. The Group periodically performs 1.5°C scenario analysis and associated portfolio resilience testing, with the last update performed in CY2024. All 1.5°C scenarios require historically unprecedented global annual GHG emission reductions across all sectors, sustained for decades, to stay within a 1.5°C carbon budget (i.e. the total net amount of GHG emissions that can be emitted worldwide to limit global average temperature increase to 1.5°C by CY2100). 1.5°C scenarios generally assume significant electrification efforts which benefit commodities such as copper, nickel and uranium. The value of potash would be expected to increase in 1.5°C scenarios due to assumptions around higher land competition and the need for agricultural productivity. For hard-to-abate sectors, such as steelmaking, 1.5°C scenarios generally make aggressive assumptions including large technological, political and behavioural shifts. Indicators show the appropriate measures are not in place globally to drive decarbonisation pathways at a pace or scale required to limit the global average temperature increase to 1.5°C above pre-industrial levels (particularly in hard-to-abate sectors, like steelmaking). However, to provide analysis of the risk of potential impairment under a 1.5°C scenario for assets in commodities associated with a hard-to-abate sector (i.e. steelmaking), the Group has reviewed an external scenario aligned to a global average temperature increase limited to approximately 1.5°C. The scenario used is published by Wood Mackenzie (WM1.5), a research and consultancy business, which highlights the scenario as a challenging target for the steelmaking industry that would require seismic changes to achieve. WM1.5 is one of many hypothetical pathways for the future based on different assumptions relating to world-wide economies, associated global energy systems and policy landscapes. The Group considers that it is impracticable to fully assess all potential Financial Statement impacts in scenario analysis. Accordingly, the Group has performed a price?only sensitivity for its steelmaking coal assets which reflects different prices while assuming that all other factors in the asset valuations, such as production and sales volumes, capital and operating expenditures, carbon pricing and the discount rate, remain unchanged from those used in the Group’s FY2025 impairment assessments (other than an assumption that mining operations will cease at the point at which the assets begin to generate negative cash flows). As such, the sensitivity does not attempt to assess all potential impacts, including those on asset valuations, that may arise under a 1.5°C scenario and does not consider all the actions the Group could take in respect of operating and investment plans to mitigate the cash flow and valuation impacts that may arise in a 1.5°C scenario. Under WM1.5, reflecting the prices outlined below and acknowledging that the Group sees a 1.5°C temperature outcome as unlikely based on current indicators, a price-only sensitivity would result in an indicative illustrative impairment of approximately US$2 billion for the Group’s steelmaking coal assets. Price source CY2040 Price (real, US$/tonne) CY2050 Price (real, US$/tonne) Wood Mackenzie Net Zero (1.5°C) Scenario (July 2025) 171 162 The prices derived from WM1.5 for iron ore do not indicate a risk of impairment for the Group’s iron ore assets under a 1.5°C scenario. The Group continues to monitor global decarbonisation signposts and updates its planning range, associated price outlooks and cost of carbon assumptions. If such signposts indicate the appropriate measures are in place for achievement of a 1.5°C outcome, this would be reflected in the Group’s planning range. Physical climate-related risk impacts on asset carrying values The Group’s operations are exposed to physical climate-related risks. In FY2025, the Group continued to progress studies of physical climate?related risks to better understand the potential impacts on safety, productivity and cost, with the work to continue in FY2026. The studies consider potential impacts of acute and chronic risks from material climate hazards, which differ based on an operated asset’s geographic region, asset infrastructure and operational processes. The studies are being conducted using a bespoke dataset incorporating latest-generation climate projections for the period CY2026 to CY2085 informed by three Shared Socio-economic Pathway (SSP) scenarios used by the Intergovernmental Panel on Climate Change (IPCC): – Low-case: Estimated average global temperature increase of 1.8°C by CY2100 (SSP1-2.6) – Mid-case: Estimated average global temperature increase of 2.7°C by CY2100 (SSP2-4.5) – High-case: Estimated average global temperature increase of 4.4°C by CY2100 (SSP5-8.5) The Group’s assessment of physical climate-related risks uses scenarios that differ from the planning range (~2°C increase) and 1.5°C scenarios due to higher temperature outcomes usually being associated with greater physical climate-related risks. The studies are ongoing and therefore the Group’s consideration of physical climate-related risks, including factors such as potential operational interruptions caused by extreme weather events, includes only the Group’s current best estimates of related potential financial impacts. Given the complexity of physical climate-related risk modelling and the status of the Group’s ongoing physical risk assessment process, the identification of additional risks and/or the detailed development of the Group’s responses may result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 149

1 Consolidated Financial Statements continued Carbon credits The Group’s carbon credits, and offsetting strategy is managed at the Group level. The Group currently acquires carbon credits primarily for regulatory purposes. The Group’s plan is to achieve its FY2030 operational GHG emissions (Scopes 1 and 2 emissions from the Group’s operated assets) target through structural abatement, but if there is an unanticipated shortfall in the pathway to achieve the target, there may be a need to surrender voluntary carbon credits to close the performance gap. The Group will not use regulatory carbon credits when determining whether it has achieved its FY2030 target. The Group may also sell carbon credits, depending on internal use requirements, or originate carbon credits through project development or direct investment. Acquired carbon credits are recognised as an asset initially at cost and are subsequently subject to impairment and/or net realisable value assessments. Classification of the asset reflects the intended manner of use: – Inventory – where the intended use is uncertain or the carbon credit is available for trading purposes (either separately or ‘bundled’ with sale of a commodity) (FY2025: nil, FY2024: nil); or – Intangible asset – held for regulatory or voluntary surrender (FY2025: US$19 million, FY2024: US$23 million) The Group has also recognised a prepayment of US$32 million for the future delivery of carbon credits. Obligations arising from GHG emission schemes, such as the Australian Safeguard Mechanism are recognised as a liability at the reporting date when the Group has an obligation (FY2025: US$8 million, FY2024: US$17 million). During FY2025, the Group surrendered approximately US$17 million in carbon credits (~724,000 tCO2-e) to satisfy Australian operated assets’ FY2024 Safeguard Mechanism obligations (FY2024: US$1 million, 47,000 tCO2-e). There were no voluntary surrenders. Useful economic lives of property, plant and equipment The determination of useful lives of the Group’s PP&E requires judgement, including consideration of the Group’s climate change strategy, targets and goals, decarbonisation plans and the possible impact of transition risks on demand for the Group’s commodities. Useful lives are reviewed each reporting period, including to ensure they do not exceed the remaining expected operating life of the operation in which they are utilised. The remaining lives of the Group’s operations reflect the Group’s planning range and its underlying climate?related assumptions. A key component of the Group’s operational decarbonisation strategy is the displacement of diesel within the Group’s operations, particularly the haul truck fleet. The Group is supporting the development of new equipment by original equipment manufacturers (OEMs), including entering into partnerships focused on the development and trialling of electric locomotives and haul trucks. In FY2025, the pace of development of some decarbonisation technology has slowed, particularly relating to delays in the displacement of diesel used for materials movement. The Group’s operational plans continue to assume the progressive replacement of haul trucks and other diesel-powered equipment only at the end of their useful lives in line with the Group’s regular fleet renewal programs. Renewal programs are expected to utilise technology available at the time of the scheduled replacement. As such, expected fleet decarbonisation did not impact the estimated remaining useful lives of the Group’s existing fleet assets in FY2025. Expenditure on operational decarbonisation The Group set a medium-term target to reduce its operational GHG emissions (Scopes 1 and 2 from the Group’s operated assets) by at least 30 per cent from the Group’s FY2020 baseline levels by FY2030 and a long-term goal to achieve net zero operational GHG emissions by CY2050. The FY2020 baseline for the medium-term target and subsequent performance is adjusted for acquisitions, divestments and methodology changes. Operational decarbonisation activities during FY2025 continued to focus on transitioning the Group’s electricity supply to renewable sources. A significant proportion of the Group’s renewable electricity is currently sourced through power purchase agreements and judgement is required in determining the appropriate accounting treatment of such arrangements. Depending on the specific terms and conditions, power purchase agreements may be recognised as an expense when incurred, a financial derivative or a lease liability, with an associated right of use asset. In addition to operational expenditure on renewable energy, the Group recognised the following in relation to power purchase agreements as at 30 June 2025: – US$43 million of lease liabilities (2024: US$44 million) – financial derivatives with a fair value of approximately US$37 million (2024: US$92 million) Following the slowdown in the pace of development of diesel displacement projects for materials movement, the Group now expects that the majority of expenditure associated with the introduction of diesel displacement technologies will be delayed into the 2030s. Considering these delays, the estimated spend to execute the Group’s operational decarbonisation plans over the decade to FY2030 is US$0.5 billion (reflecting capital expenditure and lease payments). This amount reflects the incremental cost to facilitate the Group’s reduction in operational GHG emissions. The Group remains on track to meet its medium-term target to reduce operational GHG emissions by at least 30 per cent by FY2030. Estimated future cash flows for the Group’s assets include amounts associated with projects aimed at contributing to the achievement of the Group’s medium-term target and long-term goal. These cash flow estimates form the basis of the Group’s impairment assessments as outlined in further detail in note 13 ‘Impairment of non-current assets’. All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that further changes in external circumstances and/or any change to the Group’s climate change strategy could materially alter the expected level of expenditure on operational decarbonisation and the associated Financial Statement significant judgements and key estimates. 16 Climate change continued 150 BHP Annual Report 2025

Expenditure to support value chain decarbonisation The Group continues to invest, including through partnership with others, in potential GHG emissions reduction opportunities in its value chain through technology innovation and development to support GHG emissions reductions by steelmaking customers and in the maritime industry. While the Group seeks to influence reduction opportunities, Scope 3 emissions occur outside of the Group’s direct control. Reduction pathways are dependent on the development, and upstream or downstream deployment of, solutions and/or supportive policy and improvements in Scope 3 emissions measurement. Where possible, the financial impact of the Group’s activities in support of the development of Scope 3 emissions reduction pathways is reflected in these Financial Statements. In FY2025, this included expenditure of approximately US$60 million to support collaborative partnerships, consortiums, research and development and BHP Ventures investments. Given the inherent uncertainty in future technology and policy advancements, it is not currently possible to reliably estimate or measure the full potential Financial Statement impacts of the Group’s pursuit of its Scope 3 goals and targets. Timing, scope and expected cost of closure and rehabilitation activities The extent, timing and cost of the Group’s future closure activities may be impacted by potential physical and transition climate-related impacts. In estimating the potential cost of closure activities, the Group considers factors such as long-term weather outlooks, for example forecast changes in rainfall patterns. Closure cost estimates also consider the impact of the Group’s climate change strategy on the costs and timing of performing closure activities and the impact of new technology where appropriately developed and tested. For example, closure cost estimates largely continue to reflect the use of existing fuel sources for the Group’s equipment while the Group continues to invest in the development of alternative fuel sources and fleet electrification. The estimated cost of closure activities includes management’s current best estimate in relation to post-closure monitoring and maintenance, which may be required for significant periods beyond the completion of other closure activities and is therefore exposed to potential long-term climate-related impacts. While reflecting management’s current best estimate, the cost of post-closure monitoring and maintenance may change in future reporting periods as the understanding of, and potential long-term impacts from a changing climate continue to evolve. Given the long-lived nature of the majority of the Group’s assets, many final closure activities are not expected to occur for a significant period of time. However: – Acknowledging the wide range of potential energy transition impacts for steelmaking coal demand and the impact of any significant changes in demand on mine lives, for illustrative purposes only, a one-year change in the mine life of the Group’s steelmaking coal assets would, in isolation, change the closure and rehabilitation provisions for those assets by approximately US$40 million. – The Group received approval to continue mining at NSWEC for an additional four years, as part of the planned closure of the site in June 2030. As such, while the provision is subject to estimation and assumptions, the timing of closure is no longer considered materially susceptible to potential long-term climate-related transition risks. Further, while the Group is evaluating the approach to the closure of NSWEC and potential expenditure relating to an equitable change and transition for its workforce, the Group continues to engage with its employees and the community to understand and develop the most appropriate transition plan. As the Group’s approach is currently under development with impacted parties, it is not yet supported by a detailed, formal plan or commitment and therefore no provision relating to equitable change and transition costs can be recognised as at 30 June 2025. More detail on the key judgements and estimates impacting the Group’s closure and rehabilitation provisions is presented in note 15 ‘Closure and rehabilitation provisions’. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 151

1 Consolidated Financial Statements continued Capital structure 17 Share capital 2025 shares 2024 shares 2023 shares Share capital issued – BHP Group Limited Opening number of shares 5,071,530,817 5,065,820,556 5,062,323,190 Issue of shares 4,461,418 5,710,261 3,497,366 Purchase of shares by ESOP Trusts (4,438,680) (5,687,667) (6,442,571) Employee share awards exercised following vesting 4,994,832 5,841,767 6,081,843 Movement in treasury shares under Employee Share Plans (556,152) (154,100) 360,728 Closing number of shares 5,075,992,235 5,071,530,817 5,065,820,556 Comprising: Shares held by the public 5,075,290,713 5,070,273,143 5,064,408,782 Treasury shares 701,522 1,257,674 1,411,774 In August 2024, BHP Group Limited issued 2,370,371 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and Solium Nominees (Australia) Pty Ltd at A$40.84 per share (2024: 2,919,231 fully paid ordinary shares issued at A$43.52 per share in August 2023; 2023: 3,497,366 fully paid ordinary shares issued at A$40.51 per share in August 2022) and in April 2025, BHP Group Limited issued 2,091,047 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and Computershare Nominees CI Ltd at A$39.62 per share (2024: 2,791,030 fully paid ordinary shares issued at A$43.79 per share in March 2024) to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans. Share capital of BHP Group Limited at 30 June 2025 is composed of the following categories of shares: Ordinary shares fully paid Treasury shares Each fully paid ordinary share of BHP Group Limited carries the right to one vote at a meeting of the Company. Treasury shares are fully paid ordinary shares of BHP Group Limited that are held by the ESOP Trusts for the purpose of issuing shares to employees under the Group’s Employee Share Plans. Treasury shares are recognised at cost and deducted from equity, net of any income tax effects. When the treasury shares are subsequently sold or reissued, any consideration received, net of any directly attributable costs and income tax effects, is recognised as an increase in equity. Any difference between the carrying amount and the consideration, if reissued, is recognised in retained earnings. 18 Other equity 2025 US$M 2024 US$M 2023 US$M Recognition and measurement Common control reserve (1,603) (1,603) (1,603) The common control reserve arose on unification of the Group’s corporate structure in FY2022 and represents the residual on consolidation between BHP Group Ltd’s investment in BHP Group Plc (now known as BHP Group (UK) Ltd) and BHP Group Plc’s share capital, share premium and capital redemption reserve at the time of unification. Employee share awards reserve 188 166 171 The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised. Once exercised, the difference between the accumulated fair value of the awards and their historical on-market purchase price is recognised in retained earnings. Cash flow hedge reserve (16) 27 10 The cash flow hedge reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items. The hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge relationship. Cost of hedging reserve 4 (7) (1) The cost of hedging reserve represents the recognition of certain costs of hedging for example, basis adjustments, which have been excluded from the hedging relationship and deferred in other comprehensive income until the hedged transaction impacts the income statement. Foreign currency translation reserve (14) (14) (14) The foreign currency translation reserve represents exchange differences arising from the translation of non-US dollar functional currency operations within the Group into US dollars. Equity investments reserve 2 (21) 9 The equity investment reserve represents the revaluation of investments in shares recognised through other comprehensive income. Where a revalued financial asset is sold, the relevant portion of the reserve is transferred to retained earnings. Non-controlling interest contribution reserve 1,437 1,437 1,441 The non-controlling interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to equity instruments when acquired by non-controlling interests. Total reserves (2) (15) 13 152 BHP Annual Report 2025

Summarised financial information relating to each of the Group’s subsidiaries with non-controlling interests (NCI) that are significant to the Group is shown below: 2025 2024 US$M Minera Escondida Limitada Other individually immaterial subsidiaries Total Minera Escondida Limitada Other individually immaterial subsidiaries Total Group share (per cent) 57.5 57.5 Current assets 3,630 3,683 Non-current assets 13,939 12,639 Current liabilities (2,074) (2,484) Non-current liabilities (5,917) (4,989) Net assets 9,578 8,849 Net assets attributable to NCI 4,071 482 4,553 3,761 548 4,309 Revenue 13,177 10,013 Profit after taxation 4,237 2,894 Other comprehensive income (9) 13 Total comprehensive income 4,228 2,907 Profit after taxation attributable to NCI 1,801 323 2,124 1,230 474 1,704 Other comprehensive income attributable to NCI (4) (1) (5) 6 (2) 4 Net operating cash flow 6,263 4,180 Net investing cash flow (2,390) (1,806) Net financing cash flow (3,413) (2,415) Dividends paid to NCI 1,488 385 1,873 993 431 1,424 While the Group controls Minera Escondida Limitada, the non-controlling interests hold certain protective rights that restrict the Group’s ability to sell assets held by Minera Escondida Limitada, or use the assets in other subsidiaries and operations owned by the Group. Minera Escondida Limitada is also restricted from paying dividends without the approval of the non-controlling interests. 19 Dividends Year ended 30 June 2025 Year ended 30 June 2024 Year ended 30 June 2023 Per share US cents Total US$M Per share US cents Total US$M Per share US cents Total US$M Dividends paid during the period Prior year final dividend 74 3,749 80 4,065 175 8,858 Interim dividend 50 2,537 72 3,647 90 4,562 124 6,286 152 7,712 265 13,420 Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses between the record date and the payment date of equity distributions. Proceeds of US$107 million were received on derivative instruments as part of the funding of the dividend paid during the period and disclosed in ‘Proceeds from cash management related instruments’ in the Consolidated Cash Flow Statement. Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on each BHP Group Limited ordinary share. Dividends are determined after period-end and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September or October. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 19 August 2025, BHP Group Limited determined a final dividend of 60 US cents per share (US$3,045 million), which will be paid on 25 September 2025 (30 June 2024: final dividend of 74 US cents per share – US$3,752 million; 30 June 2023: final dividend of 80 US cents per share – US$4,052 million). BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent. 2025 US$M 2024 US$M 2023 US$M Franking credits as at 30 June 10,089 9,165 7,953 Franking credits arising on the future (refund)/payment of taxes relating to the period (275) 83 (261) Total franking credits available1 9,814 9,248 7,692 1. The payment of the final 2025 dividend determined after 30 June 2025 will reduce the franking account balance by US$1,305 million. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 153

1 Consolidated Financial Statements continued 20 Provisions for dividends and other liabilities The disclosure below excludes closure and rehabilitation provisions (refer to note 15 ‘Closure and rehabilitation provisions’), employee benefits, restructuring and post-retirement employee benefits provisions (refer to note 27 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’) and provision related to the Samarco dam failure (refer to note 4 ‘Significant events – Samarco dam failure’). 2025 US$M 2024 US$M At the beginning of the financial year 710 769 Dividends determined 6,286 7,712 Charge/(credit) for the year: Underlying 185 180 Discounting 7 2 Exchange variations 103 (42) Released during the year (73) (120) Utilisation (90) (92) Dividends paid (6,403) (7,675) Transfers and other movements (19) (24) At the end of the financial year 706 710 Comprising: Current 310 220 Non-current 396 490 Financial management 21 Net debt The Group seeks to maintain a strong balance sheet and deploys its capital with reference to the Capital Allocation Framework. The Group monitors capital using the net debt balance and the gearing ratio, being the ratio of net debt to net debt plus net assets. The net debt definition includes the fair value of derivative financial instruments used to hedge cash and borrowings which reflects the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates. Under IFRS 16/AASB 16 ‘Leases’, certain vessel lease contracts are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities. 2025 2024 US$M Current Non-current Current Non-current Interest bearing liabilities Bank loans 40 3,691 540 2,070 Notes and debentures 1,316 16,337 848 14,084 Lease liabilities 641 2,312 686 2,430 Bank overdraft and short-term borrowings 1—3—Other 20 138 7 50 Total interest bearing liabilities 2,018 22,478 2,084 18,634 Less: Lease liability associated with index-linked freight contracts 185 148 267 244 Less: Cash and cash equivalents Cash 7,244—8,150—Short-term deposits 4,650—4,351—Less: Total cash and cash equivalents 11,894—12,501—Less: Derivatives included in net debt Net debt management related instruments1 13 (608) (171) (1,224) Net cash management related instruments2 (60)—(19)—Less: Total derivatives included in net debt (47) (608) (190) (1,224) Net debt 12,924 9,120 Net assets 52,218 49,120 Gearing 19.8% 15.7% 1. Represents the net cross currency and interest rate swaps designated as effective hedging instruments included within current and non-current other financial assets and liabilities. 2. Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities. 154 BHP Annual Report 2025

Cash and short-term deposits are disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call. 2025 US$M 2024 US$M 2023 US$M Total cash and cash equivalents 11,894 12,501 12,428 Bank overdrafts and short-term borrowings (1) (3) (5) Total cash and cash equivalents, net of overdrafts 11,893 12,498 12,423 Cash and cash equivalents includes US$125 million (2024: US$112 million) restricted by legal or contractual arrangements. Recognition and measurement Cash and short-term deposits in the balance sheet comprise cash at bank and on hand and highly liquid cash deposits with short-term maturities that are readily convertible to known amounts of cash with insignificant risk of change in value. The Group considers that the carrying value of cash and cash equivalents approximate fair value due to their short-term to maturity. Refer to note 22 ‘Leases’ and note 24 ‘Financial risk management’ for the recognition and measurement principles for lease liabilities and other financial liabilities. Interest bearing liabilities and cash and cash equivalents include balances denominated in the following currencies: Interest bearing liabilities Cash and cash equivalents 2025 US$M 2024 US$M 2025 US$M 2024 US$M USD 19,292 15,203 4,507 4,445 EUR 2,505 2,440 8 5 AUD 1,163 1,265 3,611 3,840 GBP 1,080 1,613 25 711 CAD 3 5 3,369 3,259 Other 453 192 374 241 Total 24,496 20,718 11,894 12,501 The Group enters into derivative transactions to convert the majority of its exposures above into US dollars. Further information on the Group’s risk management activities relating to these balances is provided in note 24 ‘Financial risk management’. Liquidity risk The Group’s liquidity risk arises from the possibility that it may not be able to settle or meet its obligations as they fall due and is managed as part of the portfolio risk management strategy. Operational, capital and regulatory requirements are considered in the management of liquidity risk, in conjunction with short-term and long-term forecast information. Recognising the cyclical volatility of operating cash flows, the Group has defined minimum target cash and liquidity buffers to be maintained to mitigate liquidity risk and support operations through the cycle. The Group’s strong credit profile, diversified funding sources, its minimum cash buffer and its committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Group’s Moody’s credit rating has remained at A1/P-1 outlook stable (long-term/short-term). The Group’s Fitch rating has remained at A/F1 outlook stable (long-term/short-term). There were no defaults on the Group’s liabilities during the period. Counterparty risk The Group is exposed to credit risk from its financing activities, including short-term cash investments such as deposits with banks and derivative contracts. This risk is managed by Group Treasury in line with the counterparty risk framework, which aims to minimise the exposure to a counterparty and mitigate the risk of financial loss through counterparty failure. Exposure to counterparties is monitored at a Group level across all products and includes exposure with derivatives and cash investments. Investments and derivatives are only transacted with approved counterparties who have been assigned specific limits based on a quantitative credit risk model. These limits are updated at least bi-annually. Additionally, derivatives are subject to tenor limits and investments are subject to concentration limits by rating. Derivative fair values are inclusive of valuation adjustments that take into account both the counterparty and the Group’s risk of default. Standby arrangements and unused credit facilities The Group’s US$5.5 billion committed revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2025, US$ nil commercial paper was drawn (2024: US$ nil). The facility was refinanced on 10 July 2025 and has a 5-year maturity, with two one-year extension options. A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 155

1 Consolidated Financial Statements continued 21 Net debt continued Maturity profile of financial liabilities The maturity profile of the Group’s financial liabilities based on the undiscounted contractual amounts, taking into account the derivatives related to debt, is as follows: 2025 US$M Bank loans, debentures and other loans Expected future interest payments Derivatives related to debentures Other financial liabilities Obligations under lease liabilities1 Trade and other payables2 Total Due for payment: In one year or less or on demand 1,380 1,062 129 214 787 6,547 10,119 In more than one year but not more than two years 1,757 960 56 82 603 11 3,469 In more than two years but not more than five years 7,316 2,267 151 253 938 19 10,944 In more than five years 11,959 4,751 1,229—1,665 3 19,607 Total 22,412 9,040 1,565 549 3,993 6,580 44,139 Carrying amount 21,543—1,056 522 2,953 6,580 32,654 2024 US$M Bank loans, debentures and other loans Expected future interest payments Derivatives related to debentures Other financial liabilities Obligations under lease liabilities1 Trade and other payables2 Total Due for payment: In one year or less or on demand 1,402 884 485 333 836 6,618 10,558 In more than one year but not more than two years 1,362 827 171 67 591 15 3,033 In more than two years but not more than five years 4,960 1,923 377 233 1,012 27 8,532 In more than five years 10,999 4,784 1,131 163 1,761 3 18,841 Total 18,723 8,418 2,164 796 4,200 6,663 40,964 Carrying amount 17,602—1,513 758 3,116 6,663 29,652 1. Lease liabilities due for payment in more than five years includes US$820 million (2024: US$738 million) due for payment in more than ten years. 2. Excludes input taxes of US$90 million (2024: US$101 million) included in other payables. 22 Leases Movements in the Group’s lease liabilities during the year are as follows: 2025 US$M 2024 US$M At the beginning of the financial year 3,116 3,019 Additions 870 593 Remeasurements of index-linked freight contracts (297) 230 Lease payments (881) (837) Foreign exchange movement (13) (16) Amortisation of discounting 169 181 Divestment of subsidiaries and operations1—(60) Transfers and other movements (11) 6 At the end of the financial year 2,953 3,116 Comprising: Current liabilities 641 686 Non-current liabilities 2,312 2,430 1. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. A significant proportion by value of the Group’s lease contracts relate to plant facilities, office buildings and vessels. Lease terms for plant facilities and office buildings typically run for over 10 years and vessels from four to 10 years. Other leases include port facilities, various equipment and vehicles. The lease contracts contain a wide range of different terms and conditions including extension and termination options and variable lease payments. The Group’s lease obligations are included in the Group’s Interest bearing liabilities and, with the exception of vessel lease contracts that are priced with reference to a freight index, form part of the Group’s net debt. Refer to note 21 ‘Net debt’ for maturity profile of lease liabilities based on the undiscounted contractual amounts. At 30 June 2025, commitments for leases not yet commenced based on undiscounted contractual amounts were US$844 million (2024: US$1,170 million).156 BHP Annual Report 2025

Movements in the Group’s right-of-use assets during the year are as follows: 2025 2024 Land and buildings US$M Plant and equipment US$M Total US$M Land and buildings US$M Plant and equipment US$M Total US$M Net book value At the beginning of the financial year 490 2,218 2,708 573 2,236 2,809 Additions 26 844 870 26 567 593 Remeasurements of index-linked freight contracts—(210) (210) – 230 230 Depreciation expensed during the period (75) (642) (717) (79) (638) (717) Impairments for the year ——– (140) (140) Divestment of subsidiaries and operations1 ——(30) (40) (70) Transfers and other movements (2) 4 2 – 3 3 At the end of the financial year 439 2,214 2,653 490 2,218 2,708 – Cost 764 4,690 5,454 742 4,479 5,221 – Accumulated depreciation and impairments (325) (2,476) (2,801) (252) (2,261) (2,513) 1. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. Right-of-use assets are included within the underlying asset classes in Property, plant and equipment. Refer to note 11 ‘Property, plant and equipment’. Amounts recorded in the income statement and the cash flow statement for the year were: 2025 US$M 2024 US$M 2023 US$M Included within Income statement Depreciation of right-of-use assets 717 717 533 Profit from operations Short-term, low-value and variable lease costs1 844 916 795 Profit from operations Interest on lease liabilities 169 181 130 Financial expenses Cash flow statement Principal lease payments 712 656 576 Cash flows from financing activities Lease interest payments 169 181 130 Cash flows from operating activities 1. Relates to US$777 million of variable lease costs (2024: US$792 million; 2023: US$714 million), US$43 million of short-term lease costs (2024: US$96 million; 2023: US$47 million) and US$24 million of low-value lease costs (2024: US$28 million; 2023: US$34 million). Variable lease costs include contracts for hire of mining service equipment, drill rigs and transportation services. These contracts contain variable lease payments based on usage and asset performance. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 157

1 Consolidated Financial Statements continued 22 Leases continued Recognition and measurement All leases with the exception of short-term (under 12 months) and low-value leases are recognised on the balance sheet, as a right-of-use asset and a corresponding interest bearing liability. Lease liabilities are initially measured at the present value of the future lease payments from the lease commencement date and are subsequently adjusted to reflect the interest on lease liabilities, lease payments and any remeasurements due to, for example, lease modifications or a change to future lease payments linked to an index or rate. Lease payments are discounted using the interest rate implicit in the lease or, where the rate is not readily determinable, the interest payments are discounted at the Group’s weighted average incremental borrowing rate, adjusted to reflect factors specific to the lease, including where relevant the currency, tenor and location of the lease. In addition to containing a lease, the Group’s contractual arrangements may include non-lease components. For example, certain mining services arrangements involve the provision of additional services, including maintenance, drilling activities and the supply of personnel. The Group has elected to separate these non-lease components from the lease components in measuring lease liabilities. Non-lease components are accounted for in accordance with the accounting policies applied to each underlying good or service received. Low-value and short-term leases are expensed to the income statement. Variable lease payments not dependent on an index or rate are excluded from lease liabilities, and expensed to the income statement. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost will initially correspond to the lease liability, adjusted for initial direct costs, lease payments made prior to lease commencement, capitalised provisions for closure and rehabilitation and any lease incentives received. The lease asset and liability associated with all index-linked freight contracts, including continuous voyage charters (CVCs), are measured at each reporting date based on the prevailing freight index (generally the Baltic C5 index). Where the Group is the operator of an unincorporated joint operation and all investors are parties to a lease, the Group recognises its proportionate share of the lease liability and associated right-of-use asset. In the event the Group is the sole signatory to a lease, and therefore has the sole legal obligation to make lease payments, the lease liability is recognised in full. Where the associated right-of-use asset is sub-leased (under a finance sub-lease) to a joint operation, for instance where it is dedicated to a single operation and the joint operation has the right to direct the use of the asset, the Group (as lessor) recognises its proportionate share of the right-of-use asset and a net investment in the lease, representing amounts to be recovered from the other parties to the joint operation. If the Group is not party to the head lease contract but sub-leases the associated right-of-use asset (as lessee), it recognises its proportionate share of the right-of-use asset and a lease liability which is payable to the operator. Key judgements and estimates Judgements: Certain contractual arrangements not in the form of a lease require the Group to apply significant judgement in evaluating whether the Group controls the right to direct the use of assets and therefore whether the contract contains a lease. Management considers all facts and circumstances in determining whether the Group or the supplier has the rights to direct how, and for what purpose, the underlying assets are used in certain mining contracts and other arrangements, including outsourcing and shipping arrangements. Judgement is used to assess which decisionmaking rights mostly affect the benefits of use of the assets for each arrangement. Where a contract includes the provision of non-lease services, judgement is required to identify the lease and non-lease components. Estimates: Where the Group cannot readily determine the interest rate implicit in the lease, estimation is involved in the determination of the weighted average incremental borrowing rate to measure lease liabilities. The incremental borrowing rate reflects the rates of interest a lessee would have to pay to borrow over a similar term, with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. Under the Group’s portfolio approach to debt management, the Group does not specifically borrow for asset purchases. Therefore, the incremental borrowing rate is estimated referencing the Group’s corporate borrowing portfolio and other similar rated entities, adjusted to reflect the terms and conditions of the lease (including the impact of currency, credit rating of subsidiary entering into the lease and the term of the lease), at the inception of the lease arrangement or the time of lease modification. The Group estimates stand-alone prices, where such prices are not readily observable, in order to allocate the contractual payments between lease and non-lease components. 23 Net finance costs 2025 US$M 2024 US$M 2023 US$M Financial expenses Interest expense using the effective interest rate method: Interest on bank loans, overdrafts and all other borrowings 1,325 1,467 997 Interest capitalised at 5.97% (2024: 6.82%; 2023: 5.71%)1 (595) (530) (271) Interest on lease liabilities 169 181 130 Discounting on provisions and other liabilities 975 1,064 1,293 Other gains and losses: Fair value change on hedged loans 263 (214) (803) Fair value change on hedging derivatives (290) 188 691 Exchange variations on net debt (94) 27 9 Other 18 15 14 Total financial expenses 1,771 2,198 2,060 Financial income Interest income (603) (709) (529) Other (57) — Total financial income (660) (709) (529) Net finance costs 1,111 1,489 1,531 1. Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$179 million (2024: US$159 million; 2023: US$81 million). Recognition and measurement Interest income is accrued using the effective interest rate method. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets. 158 BHP Annual Report 2025

24 Financial risk management 24.1 Financial risks Financial and capital risk management strategy The financial risks arising from the Group’s operations comprise market, liquidity and credit risk. These risks arise in the normal course of business and the Group manages its exposure to them in accordance with the Group’s portfolio risk management strategy. The objective of the strategy is to support the delivery of the Group’s financial targets, while protecting its future financial security and flexibility by taking advantage of the natural diversification provided by the scale, diversity and flexibility of the Group’s operations and activities. As part of the risk management strategy, the Group monitors target gearing levels and credit rating metrics under a range of different stress test scenarios incorporating operational and macroeconomic factors. Market risk management The Group’s activities expose it to market risks associated with movements in interest rates, foreign currencies and commodity prices. Under the strategy outlined above, the Group seeks to achieve financing costs, currency impacts, input costs and commodity prices on a floating or index basis. In executing the strategy, financial instruments are potentially employed in three distinct but related activities. The following table summarises these activities and the key risk management processes: Activity Key risk management processes 1 Risk mitigation On an exception basis, hedging for the purposes of mitigating risk related to specific and significant expenditure on investments or capital projects will be executed if necessary to support the Group’s strategic objectives. Execution of transactions within approved mandates. 2 Economic hedging of commodity sales, operating costs, short-term cash deposits, other monetary items and debt instruments Where Group commodity production is sold to customers on pricing terms that deviate from the relevant index target and where a relevant derivatives market exists, financial instruments may be executed as an economic hedge to align the revenue price exposure with the index target and US dollars. Measuring and reporting the exposure in customer commodity contracts and issued debt instruments. Where debt is issued in a currency other than the US dollar and/or at a fixed interest rate, fair value and cash flow hedges may be executed to align the debt exposure with the Group’s functional currency of US dollars and/or to swap to a floating interest rate. Executing hedging derivatives to align the total group exposure to the index target. Where short-term cash deposits and other monetary items are denominated in a currency other than US dollars, derivative financial instruments may be executed to align the foreign exchange exposure to the Group’s functional currency of US dollars. Execution of transactions within approved mandates. 3 Strategic financial transactions Opportunistic transactions may be executed with financial instruments to capture value from perceived market over/ under valuations. Execution of transactions within approved mandates. Primary responsibility for the identification and control of financial risks, including authorising and monitoring the use of financial instruments for the above activities and stipulating policy thereon, rests with the Financial Risk Management Committee under authority delegated by the Chief Executive Officer. Interest rate risk The Group is exposed to interest rate risk on its outstanding borrowings and short-term cash deposits from the possibility that changes in interest rates will affect future cash flows or the fair value of fixed interest rate financial instruments. Interest rate risk is managed as part of the portfolio risk management strategy. The majority of the Group’s debt is issued at fixed interest rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2025, 98 per cent of the Group’s borrowings were exposed to floating interest rates inclusive of the effect of swaps (2024: 97 per cent). The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the valuation hierarchy in section 24.4 ‘Derivatives and hedge accounting’. Based on the net debt position as at 30 June 2025, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the Secured Overnight Financing Rate (SOFR) interest rate will decrease the Group’s equity and profit after taxation by US$72 million (2024: decrease of US$47 million). This assumes the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. Currency risk The US dollar is the predominant functional currency within the Group and as a result, currency exposures arise from transactions and balances in currencies other than the US dollar. The Group’s potential currency exposures comprise: – translational exposure in respect of non-functional currency monetary items – transactional exposure in respect of non-functional currency expenditure and revenues The Group’s foreign currency risk is managed as part of the portfolio risk management strategy. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 159

1 Consolidated Financial Statements continued 24 Financial risk management continued Translational exposure in respect of non-functional currency monetary items Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are restated at the end of each reporting period to US dollar equivalents and the associated gain or loss is taken to the income statement. The exception is foreign exchange gains or losses on foreign currency denominated provisions for closure and rehabilitation at operating sites, which are capitalised in property, plant and equipment. The Group has entered into cross currency interest rate swaps and foreign exchange forwards to convert its significant foreign currency exposures in respect of monetary items into US dollars. Fluctuations in foreign exchange rates are therefore not expected to have a significant impact on equity and profit after tax. The following table shows the carrying values of financial assets and liabilities at the end of the reporting period denominated in currencies other than the US dollar that are exposed to foreign currency risk: Net financial (liabilities)/assets – by currency of denomination 2025 US$M 2024 US$M AUD (4,181) (3,850) CLP (924) (150) CAD (361) (543) EUR (89) 239 GBP (28) 323 BRL 337 (29) Other 123 72 Total (5,123) (3,938) The principal non-functional currencies to which the Group is exposed are the Australian dollar, the Canadian dollar, the Chilean peso, the Pound sterling, the Brazilian real and the Euro. Based on the Group’s net financial assets and liabilities as at 30 June 2025, a weakening of the US dollar against these currencies (one cent strengthening in Australian dollar, one cent strengthening in Canadian dollar, 10 pesos strengthening in Chilean peso, one penny strengthening in Pound sterling, one centavo strengthening in Brazilian real and one cent strengthening in Euro), with all other variables held constant, would decrease the Group’s equity and profit after taxation by US$29 million (2024: decrease of US$17 million). Transactional exposure in respect of non-functional currency expenditure and revenues Certain operating and capital expenditure is incurred in currencies other than an operation’s functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These currency risks are managed as part of the portfolio risk management strategy. The Group may enter into forward exchange contracts when required under this strategy. Commodity price risk The risk associated with commodity prices is managed as part of the portfolio risk management strategy. Substantially all of the Group’s commodity production is sold on market-based index pricing terms, with derivatives used from time to time to achieve a specific outcome. Financial instruments with commodity price risk comprise forward commodity and other derivative contracts with net liabilities at fair value of US$1 million (2024: net liabilities of US$42 million). Other financial assets at fair value includes US$122 million (2024: US$195 million) in relation to amounts receivable for the divestment of the Blackwater and Daunia mines which are contingent on future realised coal prices. A 10 per cent change in the coal realised price used in the valuation model, with all other factors held constant, would increase or decrease profit after taxation by approximately US$60 million. Provisionally priced commodity sales and purchases contracts Provisionally priced sales or purchases volumes are those for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms within these sales and purchases arrangements have the character of a commodity derivative. Trade receivables or payables under these contracts are carried at fair value through profit or loss using Level 2 valuation inputs based on forecast prices in the quotation period. The Group’s exposure at 30 June 2025 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes was predominately around copper. The Group had 419 thousand tonnes of copper exposure as at 30 June 2025 (2024: 428 thousand tonnes) that was provisionally priced. The final price of these sales and purchases volumes will be determined during the first half of FY2026. A 10 per cent change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or decrease profit after taxation by US$268 million (2024: US$299 million). The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange rates can impact commodity prices. Liquidity risk Refer to note 21 ‘Net debt’ for details on the Group’s liquidity risk. Credit risk Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with banks and financial institutions, other short-term investments, interest rate and currency derivative contracts and other financial instruments. Refer to note 8 ‘Trade and other receivables’ and note 21 ‘Net debt’ for details on the Group credit risk. 160 BHP Annual Report 2025

24.2 Recognition and measurement All financial assets and liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date. Financial assets are subsequently carried at fair value or amortised cost based on: – the Group’s purpose, or business model, for holding the financial asset – whether the financial asset’s contractual terms give rise to cash flows that are solely payments of principal and interest The resulting Financial Statements classifications of financial assets can be summarised as follows: Contractual cash flows Business model Category Solely principal and interest Hold in order to collect contractual cash flows Amortised cost Solely principal and interest Hold in order to collect contractual cash flows and sell Fair value through other comprehensive income Solely principal and interest Hold in order to sell Fair value through profit or loss Other Any of those mentioned above Fair value through profit or loss Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through profit or loss under IFRS 9. The Group has the intention of collecting payment directly from its customers in most cases, however the Group also participates in receivables financing programs in respect of selected customers. Receivables in these portfolios which are classified as ‘hold in order to sell’, are provisionally priced receivables and are therefore held at fair value through profit or loss prior to sale to the financial institution. With the exception of derivative contracts and provisionally priced trade payables which are carried at fair value through profit or loss, the Group’s financial liabilities are classified as subsequently measured at amortised cost. The Group may in addition elect to designate certain financial assets or liabilities at fair value through profit or loss or to apply hedge accounting where they are not mandatorily held at fair value through profit or loss. Fair value measurement The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates. The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income according to the designation of the underlying instrument. For financial assets and liabilities carried at fair value, the Group uses the following to categorise the inputs to the valuation method used based on the lowest level input that is significant to the fair value measurement as a whole: IFRS 13 Fair value hierarchy Level 1 Level 2 Level 3 Valuation inputs Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities. Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 161

1Consolidated Financial Statements continued 24 Financial risk management continued 24.3 Financial assets and liabilities The financial assets and liabilities are presented by class in the table below at their carrying amounts. IFRS 13 Fair value hierarchy Level1 IFRS 9 Classification 2025 US$M 2024 US$M Current cross currency and interest rate swaps2 2 Fair value through profit or loss 13 5 Current other derivative contracts3 2,3 Fair value through profit or loss 275 118 Current other financial assets4 Amortised cost 236 234 Current other investments5 1,2 Fair value through profit or loss 37 24 Non-current cross currency and interest rate swaps2 2 Fair value through profit or loss 448 113 Non-current other derivative contracts3 2,3 Fair value through profit or loss 158 103 Non-current other financial assets6 3 Fair value through profit or loss 122 195 Non-current other financial assets4,7 Amortised cost 191 398 Non-current investment in shares 1,3 Fair value through other comprehensive income 64 201 Non-current other investments5 1,2 Fair value through profit or loss 139 219 Total other financial assets 1,683 1,610 Cash and cash equivalents Amortised cost 11,894 12,501 Trade and other receivables8 Amortised cost 1,195 1,597 Provisionally priced trade receivables 2 Fair value through profit or loss 2,581 3,250 Total financial assets 17,353 18,958 Non-financial assets 91,437 83,404 Total assets 108,790 102,362 Current cross currency and interest rate swaps2 2 Fair value through profit or loss—176 Current other derivative contracts 2 Fair value through profit or loss 130 241 Current other financial liabilities9 Amortised cost 84 95 Non-current cross currency and interest rate swaps2 2 Fair value through profit or loss 1,056 1,337 Non-current other derivative contracts 2 Fair value through profit or loss—54 Non-current other financial liabilities9 Amortised cost 308 368 Total other financial liabilities 1,578 2,271 Trade and other payables10 Amortised cost 6,087 6,049 Provisionally priced trade payables 2 Fair value through profit or loss 493 614 Bank overdrafts and short-term borrowings11 Amortised cost 1 3 Bank loans11 Amortised cost 3,731 2,610 Notes and debentures11 Amortised cost 17,653 14,932 Lease liabilities12 2,953 3,116 Other11 Amortised cost 158 57 Total financial liabilities 32,654 29,652 Non-financial liabilities 23,918 23,590 Total liabilities 56,572 53,242 1. All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes. 2. Cross currency and interest rate swaps are valued using market data including interest rate curves and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date. 3. Includes net other derivative assets of US$37 million related to power purchase contract agreements that are categorised as Level 3 (2024: US$92 million). 4. Includes deferred consideration of US$280 million in relation to the divestment of the Blackwater and Daunia mines completed on 2 April 2024 (2024: US$495 million). 5. Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$176 million (2024: US$243 million) of which other investments (mainly US Treasury Notes) of US$105 million is categorised as Level 1 (2024: US$134 million). 6. Includes receivables contingent on future realised coal price of US$122 million (2024: US$195 million). 7. Includes Senior notes of US$147 million (2024: US$137 million) relating to Samarco with a maturity date of 30 June 2031. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information. 8. Excludes input taxes of US$477 million (2024: US$492 million) included in other receivables. 9. Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations. 10. Excludes input taxes of US$90 million (2024: US$101 million) included in other payables. 11. All interest bearing liabilities, excluding lease liabilities, are unsecured. 12. Lease liabilities are measured in accordance with IFRS 16/AASB 16 ‘Leases’. The carrying amounts in the table above generally approximate to fair value. In the case of US$525 million (2024: US$532 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2025 was US$541 million (2024: US$538 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions. For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period. Offsetting financial assets and liabilities The Group enters into money market deposits and derivative transactions under International Swaps and Derivatives Association master netting agreements that do not meet the offsetting criteria in IAS 32/AASB 132 ‘Financial Instruments: Presentation’, but allow for the related amounts to be setoff in certain circumstances. The amounts set out as cross currency and interest rate swaps in the table above represent the derivative financial assets and liabilities of the Group that may be subject to the above arrangements and are presented on a gross basis. 162 BHP Annual Report 2025

24.4 Derivatives and hedge accounting The Group uses derivatives to hedge its exposure to certain market risks and may elect to apply hedge accounting. Hedge accounting Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments. Where hedge accounting is applied, at the start of the transaction, the Group documents the type of hedge, the relationship between the hedging instrument and hedged items and its risk management objective and strategy for undertaking various hedge transactions. The documentation also demonstrates that the hedge is expected to be effective. The Group applies the following types of hedge accounting to its derivatives hedging the interest rate and currency risks of its notes and debentures: – Fair value hedges – the fair value gain or loss on interest rate and cross currency swaps relating to interest rate risk, together with the change in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognised immediately in the income statement. If the hedge no longer meets the criteria for hedge accounting, the fair value adjustment on the note or debenture is amortised to the income statement over the period to maturity using a recalculated effective interest rate. – Cash flow hedges – changes in the fair value of cross currency interest rate swaps which hedge foreign currency cash flows on the notes and debentures are recognised directly in other comprehensive income and accumulated in the cash flow hedging reserve. To the extent a hedge is ineffective, changes in fair value are recognised immediately in the income statement. When a hedging instrument expires, or is sold, terminated or exercised, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is amortised to the income statement over the period to the hedged item’s maturity. When hedged, the Group hedges the full notional value of notes or debentures. However, certain components of the fair value of derivatives are not permitted under IFRS 9 to be included in the hedge accounting above. Certain costs of hedging are permitted to be recognised in other comprehensive income. Any change in the fair value of a derivative that does not qualify for hedge accounting, or is ineffective in hedging the designated risk due to contractual differences between the hedged item and hedging instrument, is recognised immediately in the income statement. The table below shows the carrying amounts of the Group’s notes and debentures by currency and the derivatives which hedge them: – The carrying amount of the notes and debentures includes foreign exchange remeasurement to period-end rates and fair value adjustments when included in a fair value hedge. – The breakdown of the hedging derivatives includes remeasurement of foreign currency notional values at period-end rates, fair value movements due to interest rate risk, foreign currency cash flows designated into cash flow hedges, costs of hedging recognised in other comprehensive income, ineffectiveness recognised in the income statement and accruals or prepayments. – The hedged value of notes and debentures includes their carrying amounts adjusted for the offsetting derivative fair value movements due to foreign currency and interest rate risk remeasurement. Carrying amount of hedged loans, notes and debentures Dedesignated hedges1 Fair value of derivatives Hedged value of loans, notes and debentures3 2025 US$M Foreign exchange notional at spot rates Interest rate risk Recognised in cash flow hedging reserve Recognised in cost of hedging reserve Recognised in the income statement2 Accrued and other cash flows Total A B C D E F G H C to H A + B + C + D USD 15,120 49—249 — (19) (51) 179 15,418 GBP 1,062 40 251 258 (19) 5 (64) 37 468 1,611 EUR 2,481 97 122 50 41 (11) (51) (203) (52) 2,750 Total 18,663 186 373 557 22 (6) (134) (217) 595 19,779 Carrying amount of notes and debentures Dedesignated hedges1 Fair value of derivatives Hedged value of notes and debentures3 2024 US$M Foreign exchange notional at spot rates Interest rate risk Recognised in cash flow hedging reserve Recognised in cost of hedging reserve Recognised in the income statement2 Accrued and other cash flows Total A B C D E F G H C to H A + B + C + D USD 10,928 52—446 ——6 452 11,426 GBP 1,595 43 521 204 (13) 3 (72) 30 673 2,363 EUR 2,409 125 367 134 (27) 7 2 (213) 270 3,035 Total 14,932 220 888 784 (40) 10 (70) (177) 1,395 16,824 1. Includes accumulated fair value adjustments on de-designated hedges which are amortised to the income statement over the period to the hedged item’s maturity. 2. Predominantly related to ineffectiveness. 3. Includes US$525 million (2024: US$532 million) of fixed rate debt not swapped to floating rate that is not in a hedging relationship. The weighted average interest rate payable is USD SOFR +1.30 per cent (2024: USD SOFR +1.40 per cent). Refer to note 23 ‘Net finance costs’ for details of net finance costs for the year. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 163

1 Consolidated Financial Statements continued 24 Financial risk management continued Movements in reserves relating to hedge accounting The following table shows a reconciliation of the components of equity and an analysis of the movements in reserves for all hedges. For a description of these reserves, refer to note 18 ‘Other equity’. 2025 US$M Cash flow hedging reserve Cost of hedging reserve Gross Tax Net Gross Tax Net Total At the beginning of the financial year 40 (13) 27 (10) 3 (7) 20 Add: Change in fair value of hedging instrument recognised in OCI 330 (99) 231 16 (5) 11 242 Less: Reclassified from reserves to financial expenses – recognised through OCI (392) 118 (274) ——(274) At the end of the financial year (22) 6 (16) 6 (2) 4 (12) 2024 US$M Cash flow hedging reserve Cost of hedging reserve Gross Tax Net Gross Tax Net Total At the beginning of the financial year 15 (5) 10 (1) – (1) 9 Add: Change in fair value of hedging instrument recognised in OCI (24) 7 (17) (9) 3 (6) (23) Less: Reclassified from reserves to financial expenses – recognised through OCI 49 (15) 34 – – – 34 At the end of the financial year 40 (13) 27 (10) 3 (7) 20 Changes in interest bearing liabilities and related derivatives resulting from financing activities The movement in the year in the Group’s interest bearing liabilities and related derivatives are as follows: Interest bearing liabilities Derivatives (assets)/ liabilities 2025 US$M Bank loans Notes and debentures Lease liabilities Bank overdraft and short-term borrowings Other Cross currency and interest rate swaps Total At the beginning of the financial year 2,610 14,932 3,116 3 57 1,395 Proceeds from interest bearing liabilities 1,150 2,979 — — 4,129 Settlements of debt related instruments — ——(147) (147) Repayment of interest bearing liabilities (40) (894) (712)—(29)—(1,675) Change from Net financing cash flows 1,110 2,085 (712)—(29) (147) 2,307 Other movements: Interest rate impacts 11 252 ——(265) Foreign exchange impacts 7 369 (13) — (369) Lease additions — 870 ——Remeasurement of index-linked freight contracts — (297) ——Other interest bearing liabilities/derivative related changes (7) 15 (11) (2) 130 (19) At the end of the financial year 3,731 17,653 2,953 1 158 595 2024 US$M At the beginning of the financial year 7,502 11,819 3,019 5—1,572 Proceeds from interest bearing liabilities 400 4,691 — — 5,091 Settlements of debt related instruments — ——(321) (321) Repayment of interest bearing liabilities (5,319) (1,338) (656)—(14)—(7,327) Change from Net financing cash flows (4,919) 3,353 (656)—(14) (321) (2,557) Other movements: Divestment of subsidiaries and operations — (60) ——Interest rate impacts—(214) ——188 Foreign exchange impacts 24 (35) (16) — 35 Lease additions — 593 ——Remeasurement of index-linked freight contracts — 230 ——Other interest bearing liabilities/derivative related changes 3 9 6 (2) 71 (79) At the end of the financial year 2,610 14,932 3,116 3 57 1,395 164 BHP Annual Report 2025

Employee matters 25 Key management personnel Key management personnel compensation comprises: 2025 US$ 2024 US$ 2023 US$ Short-term employee benefits 12,794,925 12,687,272 13,599,217 Post-employment benefits 589,573 634,005 659,020 Share-based payments 10,569,238 11,143,944 11,455,666 Total 23,953,736 24,465,221 25,713,903 Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, the President Australia and the President Americas. Transactions and outstanding loans/amounts with key management personnel There were no purchases by key management personnel from the Group during FY2025 (2024: US$ nil; 2023: US$ nil). There were no amounts payable by key management personnel at 30 June 2025 (2024: US$ nil; 2023: US$ nil). There were no loans receivable from or payable to key management personnel at 30 June 2025 (2024: US$ nil; 2023: US$ nil). Transactions with personally related entities A number of Directors of the Group hold or have held positions in other companies (personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There were no reportable transactions with those entities and no amounts were owed by the Group to personally related entities at 30 June 2025 (2024: US$ nil; 2023: US$ nil). For more information on remuneration and transactions with key management personnel, refer to the Remuneration Report under Governance. 26 Employee share ownership plans Awards, in the form of the right to receive ordinary shares in BHP Group Limited have been granted under the following employee share ownership plans: Cash and Deferred Plan (CDP), Long Term Incentive Plan (LTIP), Management Award Plan (MAP) and the all-employee share plan, Shareplus. Some awards are eligible to receive a Dividend Equivalent Payment (DEP) which is a paid as either a cash payment, or the equivalent value awarded in shares, equal to the dividend amount that would have been earned on the underlying shares awarded. DEP is paid/allocated once the underlying shares are allocated or transferred to plan participants. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation in the share capital of BHP Group Limited. The table below provides a description of each of the plans. Plan CDP LTIP and MAP Shareplus Type Short and long term incentive Long term incentive All-employee share purchase plan Overview The CDP is an annual cash and equity?based incentive plan for Executive KMP and members of the Executive Leadership Team who are not Executive KMP. CDP awards are split into three equal parts – a cash component paid annually, and two awards of deferred rights to receive BHP Group Limited shares subject to service conditions and a holistic review of performance. The two awards of deferred rights are the equivalent value of the CDP cash award, vesting between two and five years respectively. Awards of deferred rights may also be granted to members of the Executive Leadership Team as additional retention awards with vesting periods of up to five years. The LTIP is a long term incentive plan for Executive KMP and members of the Executive Leadership Team, who are not Executive KMP. Awards are granted annually and delivered in performance rights, which are conditional rights to receive BHP shares. Awards vest after five years, subject to service and performance conditions. The MAP is a long term incentive plan for BHP senior management who are not Executive KMP. The number of share rights awarded is determined by a participant’s role and grade and generally vest in three years. Awards of share rights may also be granted to members of the Executive Leadership Team as additional retention awards with vesting periods of between one and five years. Employees may contribute up to US$5,000 to acquire shares in any plan year. On the third anniversary of the start of a plan year, the Group will match the number of acquired shares still held by the participant. Vesting conditions Service conditions only for the two?year award. Vesting of the four-year awards are subject to service and individual performance conditions. Vesting of the five-year awards are subject to a service condition and underpinned by a holistic review of performance encompassing safety and sustainability including climate, financial, corporate governance and conduct at the end of the five-year period. LTIP: Service and performance conditions. From FY2023 BHP’s performance is assessed over the five-year period against the relative Total Shareholder Return (TSR) of two comparator groups – Morgan Stanley Capital International (MSCI) market indices, the MSCI World Metals and Mining Index (‘Sector Group TSR’) and the MSCI World Index (‘World TSR’). The Sector Group TSR determines the vesting of 67 per cent of the awards, while performance relative to the World TSR determines the vesting of 33 per cent of the awards. For awards granted prior to FY2023, TSR performance relative to a bespoke sector peer group and the MSCI World Index determines the vesting of 67 per cent and 33 per cent of the award, respectively. 25 per cent of the award will vest where BHP’s TSR is equal to the median TSR of the relevant comparator group(s), as measured over the five-year performance period. Where TSR is below the median, awards will not vest. Vesting occurs on a sliding scale when BHP’s TSR is between the median TSR of the relevant comparator group(s) up to a nominated level of TSR outperformance over the relevant comparator group(s), as determined by the Committee, above which 100 per cent of the award will vest. Vesting of LTIP awards is underpinned by a holistic performance review of safety, sustainability, financials, corporate governance and conduct at the end of the five-year performance period. MAP: Service conditions only. Service conditions only. Vesting period Between 2 and 5 years LTIP – 5 years MAP – 1 to 5 years 3 years Dividend Equivalent Payment Yes LTIP – Yes MAP – Varies No Exercise period None None None 1. For LTIP awards granted prior to unification and where the five-year performance period ends after unification, the TSR at the start of the performance period is based on the weighted average of the TSRs of BHP Group Limited and BHP Group Plc and the TSR at the end of the performance period is based on the TSR of BHP Group Limited. Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 165

1 Consolidated Financial Statements continued 26 Employee share ownership plans continued Employee share awards 2025 Number of awards at the beginning of the financial year Number of awards issued during the year Number of awards vested and exercised Number of awards lapsed Number of awards at the end of the financial year Weighted average remaining contractual life (years) Weighted average share price at exercise date CDP awards 1,211,489 386,252 206,336 43,114 1,348,291 1.8 A$42.47 LTIP awards 2,425,706 658,392 204,151 282,324 2,597,623 2.2 A$42.10 MAP awards1 5,987,197 2,419,935 2,135,906 560,361 5,710,865 1.2 A$41.08 Shareplus 4,512,886 4,669,013 2,485,511 539,913 6,156,475 1.3 A$35.69 1. There were 10,214 awards vested and exercisable at the end of the financial year. Fair value and assumptions in the calculation of fair value for awards issued 2025 Weighted average fair value of awards granted during the year US$ Risk-free interest rate Estimated life of awards Share price at grant date Estimated volatility of share price Dividend yield CDP awards 29.53 n/a 2–5 years A$43.40 n/a n/a LTIP awards 17.49 4.17% 5 years A$43.40 33.70% n/a MAP awards1 26.47 n/a 1–3 years A$44.58/A$36.37 n/a 4.95% Shareplus 21.55 n/a 3 years A$40.25 n/a 5.28% 1. Includes MAP awards granted on 4 October 2024 and 14 April 2025. Recognition and measurement The fair value at grant date of equity-settled share awards is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The fair values of awards granted were estimated using a Monte Carlo simulation methodology and Black-Scholes option pricing technique and consider the following factors: – exercise price – expected life of the award – current market price of the underlying shares – expected volatility using an analysis of historic volatility over different rolling periods. For the LTIP, it is calculated for all sector comparators and the published MSCI World Index – expected dividends – risk-free interest rate, which is an applicable government bond rate – market-based performance hurdles – non-vesting conditions Where awards are forfeited because non-market-based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed. The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in equity and forms part of the employee share awards reserve. The fair value of awards as presented in the tables above represents the fair value at grant date. In respect of employee share awards, the Group utilises the BHP Group Limited Employee Equity Trust. The trustee of this trust is an independent company, resident in Jersey. The trust uses funds provided by the Group to acquire ordinary shares to enable awards to be made or satisfied. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. 166 BHP Annual Report 2025

27 Employee benefits, restructuring and post-retirement employee benefits provisions 2025 US$M 2024 US$M Employee benefits1 1,879 1,698 Restructuring2 83 45 Post-retirement employee benefits3 336 300 Total provisions 2,298 2,043 Comprising: Current 1,893 1,677 Non-current 405 366 2025 Employee benefits US$M Restructuring US$M Post-retirement employee benefits3 US$M Total US$M At the beginning of the financial year 1,698 45 300 2,043 Charge/(credit) for the year: Underlying 1,511 275 56 1,842 Discounting — 28 28 Yield on defined benefit scheme assets — (11) (11) Exchange variations (11)—5 (6) Released during the year (5) (13)—(18) Remeasurement losses taken to retained earnings — 8 8 Utilisation (1,314) (224) (51) (1,589) Transfers and other movements — 1 1 At the end of the financial year 1,879 83 336 2,298 1. The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits. 2. Total restructuring provisions include provisions for terminations and office closures. 3. The net liability recognised in the Consolidated Balance Sheet includes US$127 million present value of funded defined benefits pension obligation (2024: US$142 million) offset by fair value of defined benefit scheme assets US$134 million (2024: US$147 million), US$67 million present value of unfunded defined pension and post-retirement medical benefits obligation (2024: US$63 million) and US$276 million unfunded post-employment benefits obligation in Chile (2024: US$242 million). Recognition and measurement Provisions are recognised by the Group when: – there is a present legal or constructive obligation as a result of past events – it is more likely than not that a permanent outflow of resources will be required to settle the obligation – the amount can be reliably estimated and measured at the present value of management’s best estimate of the cash outflow required to settle the obligation at the reporting date Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 167

1 Consolidated Financial Statements continued 27 Employee benefits, restructuring and post-retirement employee benefits provisions continued Provision Description Employee benefits Liabilities for benefits accruing to employees up until the reporting date in respect of wages and salaries, annual leave and any accumulating sick leave are recognised in the period the related service is rendered. Liabilities recognised in respect of short-term employee benefits expected to be settled within 12 months are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for other long-term employee benefits, including long service leave, are measured as the present value of estimated future payments for the services provided by employees up to the reporting date. Liabilities that are not expected to be settled within 12 months are discounted at the reporting date using market yields of high-quality corporate bonds or government bonds for countries where there is no deep market for corporate bonds. The rates used reflect the terms to maturity and currency that match, as closely as possible, the estimated future cash outflows. In relation to industry-based long service leave funds, the Group’s liability, including obligations for funding shortfalls, is determined after deducting the fair value of dedicated assets of such funds. Liabilities for short and long-term employee benefits (other than unpaid wages and salaries) are disclosed within employee benefits. Other liabilities for unpaid wages and salaries related to the current period are recognised in other creditors. Restructuring Restructuring provisions are recognised when: – the Group has developed a detailed formal plan identifying the business or part of the business concerned, the location and approximate number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline – the restructuring has either commenced or been publicly announced and can no longer be withdrawn Payments that are not expected to be settled within 12 months of the reporting date are measured at the present value of the estimated future cash payments expected to be made by the Group. Post-retirement employee benefits Defined contribution pension schemes and multi-employer pension schemes For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the pension charge is calculated on the basis of contributions payable. The Group contributed US$395 million during the financial year (2024: US$368 million; 2023: US$358 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred. Defined benefit pension and post-retirement medical schemes The Group operates or participates in a number of defined benefit pension schemes throughout the world, all of which are closed to new entrants. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards. The Group also operates a number of unfunded post-retirement medical schemes in the United States, Canada and Europe. For defined benefit schemes, an asset or liability is recognised in the balance sheet based at the present value of defined benefit obligations less, where funded, the fair value of plan assets, except that any such asset cannot exceed the present value of expected refunds from and reductions in future contributions to the plan. Full actuarial valuations are prepared by local actuaries for all schemes, using discount rates based on market yields at the reporting date on high-quality corporate bonds or by reference to national government bonds if high-quality corporate bonds are not available. Where funded, scheme assets are invested in a diversified range of asset classes, predominantly comprising bonds and equities. 168 BHP Annual Report 2025

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 169 Group and related party information 28 Subsidiaries Significant subsidiaries of the Group are those with the most significant contribution to the Groups net profit or net assets. The Groups interest in the subsidiaries results are listed in the table below. Groups interest Country of 2025 2024 Significant subsidiaries incorporation Principal activity % % Coal Hunter Valley Energy Coal Pty Ltd Australia Coal mining 100 100 Copper BHP Olympic Dam Corporation Pty Ltd Australia Copper, uranium and gold mining 100 100 Compania Minera Cerro Colorado Limitada Chile Copper mining 100 100 Minera Escondida Ltda1 Chile Copper mining 57.5 57.5 Minera Spence SA Chile Copper mining 100 100 OZ Minerals Carrapateena Pty Ltd Australia Copper and gold mining 100 100 OZ Minerals Prominent Hill Operations Pty Ltd Australia Copper and gold mining 100 100 Iron Ore BHP Iron Ore (Jimblebar) Pty Ltd2 Australia Iron ore mining 85 85 BHP Iron Ore Pty Ltd Australia Service company 100 100 BHP (Towage Services) Pty Ltd Australia Towing services 100 100 Marketing BHP Billiton Freight Singapore Pte Limited Singapore Freight services 100 100 BHP Billiton Marketing AG Switzerland Marketing and trading 100 100 BHP Billiton Marketing Asia Pte Ltd Singapore Marketing support and other services 100 100 Group and Unallocated BHP Billiton Finance B.V. The Netherlands Finance 100 100 BHP Billiton Finance Limited Australia Finance 100 100 BHP Billiton Finance (USA) Limited Australia Finance 100 100 BHP Canada Inc. Canada Potash development 100 100 BHP Group Operations Pty Ltd Australia Administrative services 100 100 BHP Nickel West Pty Ltd3 Australia Nickel mining, smelting, refining and 100 100 administrative services OZ Minerals Musgrave Operations Pty Ltd3 Australia Nickel and copper development 100 100 WMC Finance (USA) Limited Australia Finance 100 100 1. As the Group has the ability to direct the relevant activities at Minera Escondida Ltda, it has control over the entity. The assessment of the most relevant activity in this contractual arrangement is subject to judgement. The Group establishes the mine plan and the operating budget and has the ability to appoint the key management personnel, demonstrating that the Group has the existing rights to direct the relevant activities of Minera Escondida Ltda. 2. The Group has an effective interest of 92.5 per cent in BHP Iron Ore (Jimblebar) Pty Ltd; however, by virtue of the shareholder agreement with ITOCHU Iron Ore Australia Pty Ltd and Mitsui & Co. Iron Ore Exploration & Mining Pty Ltd, the Groups interest in the Jimblebar mining operation is 85 per cent, which is consistent with the other respective contractual arrangements at Western Australia Iron Ore. 3. The Nickel West operations and the West Musgrave project both transitioned into temporary suspension in December 2024. 29 Investments accounted for using the equity method Significant interests in equity accounted investments of the Group are those with the most significant contribution to the Groups net profit or net assets. The Groups ownership interest in significant equity accounted investments results are listed in the table below. Ownership interest Significant associates Country of incorporation/ Associate or 2025 2024 and joint ventures principal place of business joint venture Principal activity Reporting date % % Compania Minera Antamina S.A. Peru Associate Copper and 31 December 33.75 33.75 (Antamina) zinc mining Samarco Mineracao S.A. Brazil Joint venture Iron ore mining 31 December 50.00 50.00 (Samarco) Vicuna Corp (Vicuna) Canada/Argentina/Chile Joint venture Copper 31 December 50.00 _ development Voting in relation to relevant activities in Antamina, determined to be the approval of the operating and capital budgets, does not require unanimous consent of all participants to the arrangement, therefore joint control does not exist. Instead, because the Group has the power to participate in the financial and operating policies of the investee, this investment is accounted for as an associate. Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). BHP Brasil and Vale do not have offtake arrangements with Samarco. Instead, Samarco sells all of its product directly to market. Accordingly, as the Samarco entity has the rights to the assets and obligations to the liabilities relating to the joint arrangement and not its owners, this investment is accounted for as a joint venture. On the 15 January 2025, BHP Investments Canada Inc. (BHP Canada) and Lundin Mining Corporation (Lundin Mining) completed the acquisition of Filo Corp., a Toronto Stock Exchange listed company. Filo Corp. owns 100% of the Filo del Sol (FDS) copper deposit. Prior to completion, Lundin Mining owned 100% of the Josemaria copper deposit located in the Vicuna district of Argentina and Chile. At completion, BHP Canada acquired a 50% interest in the Josemaria copper deposit from Lundin Mining. BHP Canada and Lundin Mining have formed the Canadian based company, Vicuna Corp. and contributed their respective 50% interests in Filo Corp. and the Josemaria copper deposit. BHP Canada and Lundin Mining each own 50% of Vicuna Corp and share joint control. In managements judgement, and considering the offtake terms, BHP Canada and Lundin Mining do not have the rights to, or the obligation for, substantially all the output of the arrangement. Accordingly, as the Vicuna entity has the rights to the assets and obligations for the liabilities of this arrangement and not its owners, this investment is accounted for as a joint venture.

170 BHP Annual Report 2025 1 Consolidated Financial Statements continued 29 Investments accounted for using the equity method continued Key judgements and estimates Judgements: Determining whether joint arrangements structured through a separate vehicle are classified as joint ventures or joint operations can involve significant judgement. The classification depends on an assessment of the venturers rights to the assets and obligations for the liabilities of the arrangement in the normal course of business. When making the assessment, management has regard to the legal form of the separate vehicle, the terms of the arrangement and other relevant facts and circumstances. Where venturers have the rights to, and obligations for, substantially all of the output of the arrangement, this is indicative of a joint operation as the venturers have rights to substantially all of the economic benefits of the assets and provide cash flows that are used to settle the liabilities of the arrangement. The Group is restricted in its ability to make dividend payments from its investments in associates and joint ventures as any such payments require the approval of all investors in the associates and joint ventures. The movement for the year in the Groups investments accounted for using the equity method is as follows: Total equity Year ended 30 June 2025 Investment in Investment in accounted US$M associates joint ventures investments At the beginning of the financial year 1,662 1,662 Profit/(loss) from equity accounted investments, related impairments and expenses1 397 (244) 153 Investment in equity accounted investments2 67 2,355 2,422 Dividends received from equity accounted investments (375) (375) Other1 245 245 At the end of the financial year 1,751 2,356 4,107 1. Represents financial impacts of Samarco dam failure in the Groups profit/(loss) from equity accounted investments, related impairments and expenses. Refer to note 4 Significant events _ Samarco dam failure for further information. 2. Includes total cash payment of US$2.1 billion for the acquisition of Filo Corp and 50% interest in Josemaria copper deposit. The following table summarises the financial information relating to each of the Groups significant equity accounted investments. Associates Joint ventures 2025 Individually Individually US$M Antamina immaterial1 Samarco2 Vicuna immaterial Total Current assets 1,773 8773 54 Non-current assets 6,944 6,485 4,570 Current liabilities (970) (6,180)4 (61)4 Non-current liabilities (2,599) (20,404)5 (3)5 Net assets/(liabilities) _ 100% 5,148 (19,222) 4,560 Net assets/(liabilities) _ Group share 1,737 (9,611) 2,280 Adjustments to net assets related to accounting policy adjustments (76) 76 Investment in Samarco 516 6 Impairment of the carrying value of the investment in Samarco (1,041)7 Recognised additional share of losses, net of capital contributions 7,254 Unrecognised losses 2,882 8 Carrying amount of investments accounted for using the equity method 1,661 90 2,356 4,107 Revenue _ 100% 4,627 1,598 Profit/(loss) _ 100% 1,609 (4,032)9 2 10 Share of profit/(loss) of equity accounted investments 543 (2,016) 1 Adjustments to share of profit/(loss) related to accounting policy adjustments (5) Impairment of the carrying value of the investment in Samarco Additional share of Samarco losses 458 Fair value change on forward exchange derivatives 414 Movement in unrecognised losses 899 8 Profit/(loss) from equity accounted investments, related impairments and expenses 538 (141) (245) 1 153 Comprehensive income _ 100% 1,609 (4,032) 2 Share of comprehensive income/(loss) _ Group share in equity accounted investments 538 (141) (245) 1 153 Dividends received from equity accounted investments 375 375

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 171 Associates Joint ventures 2024 Individually Individually US$M Antamina immaterial1 Samarco2 immaterial Total Current assets 1,699 5643 Non-current assets 6,325 7,214 Current liabilities (987) (3,266)4 Non-current liabilities (2,389) (23,211)5 Net assets/(liabilities) _ 100% 4,648 (18,699) Net assets/(liabilities) _ Group share 1,569 (9,349) Adjustments to net assets related to accounting policy adjustments (71) _ Investment in Samarco 5166 Impairment of the carrying value of the investment in Samarco (1,041)7 Recognised additional share of losses, net of capital contributions 7,891 Unrecognised losses 1,9838 Carrying amount of investments accounted for using the equity method 1,498 164 1,662 Revenue _ 100% 4,381 1,553 Profit/(loss) _ 100% 1,353 (6,726)9 Share of profit/(loss) of equity accounted investments 457 (3,363) Adjustments to share of profit/(loss) related to accounting policy adjustments 8 (6)11 Impairment of the carrying value of the investment in Samarco _ Additional share of Samarco losses 506 Fair value change on forward exchange derivatives (199) Movement in unrecognised losses 308 Profit/(loss) from equity accounted investments, related impairments and expenses 465 (89) (3,032) _ (2,656) Comprehensive income _ 100% 1,353 (6,726) Share of comprehensive (loss)/income _ Group share in equity accounted investments 465 (89) (3,032) _ (2,656) Dividends received from equity accounted investments 397 397 Associates Joint ventures 2023 Individually Individually US$M Antamina immaterial Samarco2 immaterial Total Revenue _ 100% 4,350 1,554 Profit/(loss) _ 100% 1,571 (3,018)9 Share of profit/(loss) of equity accounted investments 530 (1,509) Adjustments to share of profit/(loss) related to accounting policy adjustments (79) 2311 Impairment of the carrying value of the investment in Samarco _ Additional share of Samarco losses 452 Fair value change on forward exchange derivatives 471 Movement in unrecognised losses 7788 Profit/(loss) from equity accounted investments, related impairments and expenses 451 (72) 215 594 Comprehensive income _ 100% 1,571 (3,018) Share of comprehensive income/(loss) _ Group share in equity accounted investments 451 (72) 215 _ 594 Dividends received from equity accounted investments 327 1 328 1. The unrecognised share of gain for the period was US$72 million (2024: US$41 million), which decreased the cumulative losses to US$28 million (2024: US$100 million). 2. Refer to note 4 Significant events _ Samarco dam failure for further information regarding the financial impact of the Samarco dam failure which occurred in November 2015 on BHP Brasils share of Samarcos losses. The financial information disclosed represents the underlying financial information of Samarco updated to reflect the Groups best estimate of the costs to resolve all aspects of the Federal Public Prosecution Office claim and Framework Agreement. 3. Includes cash and cash equivalents of US$419 million (2024: US$251 million) in Samarco and US$53 million in Vicuna. 4. Includes current financial liabilities (excluding trade and other payables and provisions) of US$ nil (2024: US$ nil) in Samarco and US$1 million in Vicuna. 5. Includes non-current financial liabilities (excluding trade and other payables and provisions) of US$4,625 million (2024: US$4,261 million) in Samarco and US$3 million in Vicuna. 6. Any working capital funding provided to Samarco is capitalised as part of the Groups investments in joint ventures and disclosed as an impairment included within the Samarco impairment expense line item. 7. In the year ended 30 June 2016, BHP Brasil recognised an impairment of US$525 million to impair its investment in Samarco to US$ nil. Subsequently, additional cumulative impairment losses relating to working capital funding of US$516 million have been recognised. Following the Judicial Reorganisation in September 2023, no further working capital funding has been provided. 8. Share of Samarcos losses for which BHP Brasil does not have an obligation to fund. 9. Includes depreciation and amortisation of US$165 million (2024: US$165 million; 2023: US$144 million), interest income of US$54 million (2024: US$43 million; 2023: US$42 million), interest expense of US$1,686 million (2024: US$807 million; 2023: US$1,384 million), other finance income in relation to the Judicial Reorganisation of US$ nil (2024: US$1,756 million; 2023: US$ nil) and income tax (expense)/benefit of US$(623) million (2024: US$999 million; 2023: US$(213) million). 10. Includes depreciation and amortisation of US$1 million, interest income of US$ nil, interest expense of US$ nil and income tax benefit/(expense) of US$ nil. 11. Includes accounting policy adjustments mainly related to the removal of foreign exchange gains on excluded dividends payable.

172 BHP Annual Report 2025 1 Consolidated Financial Statements continued 30 Interests in joint operations Significant joint operations of the Group are those with the most significant contributions to the Groups net profit or net assets. The Groups interest in the joint operations results are listed in the table below. Groups interest 2025 2024 Significant joint operations Country of operation Principal activity % % Mt Goldsworthy1 Australia Iron ore mining 85 85 Mt Newman1 Australia Iron ore mining 85 85 Yandi1 Australia Iron ore mining 85 85 Central Queensland Coal Associates Australia Coal mining 50 50 1. These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements. Assets held in joint operations subject to significant restrictions are as follows: Groups share 2025 2024 US$M US$M Current assets 1,967 1,928 Non-current assets 25,275 25,307 Total assets1 27,242 27,235 1. While the Group is unrestricted in its ability to sell a share of its interest in these joint operations, it does not have the right to sell individual assets that are used in these joint operations without the unanimous consent of the other participants. The assets in these joint operations are also restricted to the extent that they are only available to be used by the joint operation itself and not by other operations of the Group. 31 Related party transactions The Groups related parties are predominantly subsidiaries, associates and joint ventures, and key management personnel of the Group. Disclosures relating to key management personnel are set out in note 25 Key management personnel. Transactions between each parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note. In the Consolidated Financial Statements of the Group: _ All transactions to/from related parties are made at arms length, i.e. at normal market prices and rates and on normal commercial terms. _ Outstanding balances at year-end are unsecured and settlement occurs in cash. Loan amounts owing from related parties represent secured loans made to associates and joint ventures under co-funding arrangements. Such loans are made on an arms length basis. _ No guarantees are provided or received for any related party receivables or payables. _ No provision for expected credit losses has been recognised in relation to any outstanding balances and no expense has been recognised in respect of expected credit losses due from related parties. _ There were no other related party transactions in the year ended 30 June 2025 (2024: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 27 Employee benefits, restructuring and post-retirement employee benefits provisions. _ Related party transactions with Samarco are described in note 4 Significant events _ Samarco dam failure. Further disclosures related to related party transactions are as follows: Transactions with related parties Joint ventures Associates 2025 2024 2025 2024 US$M US$M US$M US$M Sales of goods/services Purchases of goods/services _ 1,702.477 1,606.639 Interest income Interest expense Dividends received _ 374.972 396.856 Net loans made to/(repayments from) related parties Outstanding balances with related parties Joint ventures Associates 2025 2024 2025 2024 US$M US$M US$M US$M Trade amounts owing to related parties _ 224.091 246.764 Loan amounts owing to related parties Trade amounts owing from related parties _ 1.557 0.249 Loan amounts owing from related parties

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 173 Unrecognised items and uncertain events 32 Contingent liabilities 2025 2024 US$M US$M Associates and joint ventures1 1,664 1,492 Subsidiaries and joint operations1 911 859 Total 2,575 2,351 1. There are a number of matters, for which it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures, and for which no amounts have been included in the table above. A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent liability may also be a present obligation arising from past events but is not recognised on the basis that an outflow of economic resources to settle the obligation is not viewed as probable, or the amount of the obligation cannot be reliably measured. When the Group has a present obligation, an outflow of economic resources is assessed as probable and the Group can reliably measure the obligation, a provision is recognised. The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance, which are in the normal course of business. The likelihood of these guarantees being called upon is considered remote. The Group presently has tax matters, litigation and other claims, for which the timing of resolution and potential economic outflow are uncertain. Obligations assessed as having probable future economic outflows capable of reliable measurement are provided at reporting date and matters assessed as having possible future economic outflows capable of reliable measurement are included in the total amount of contingent liabilities above. Individually significant matters, including narrative on potential future exposures incapable of reliable measurement, are disclosed below, to the extent that disclosure does not prejudice the Group. Uncertain tax and The Group is subject to a range of taxes and royalties across many jurisdictions, the application of which is uncertain in some royalty matters regards. Changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities, and legal proceedings result in uncertainty of the outcome of the application of taxes and royalties to the Groups business. To the extent uncertain tax and royalty matters give rise to a contingent liability, an estimate of the potential liability is included within the table above, where it is capable of reliable measurement. Samarco contingent The table above includes contingent liabilities related to the Groups equity accounted investment in Samarco to the extent they are liabilities capable of reliable measurement. Details of contingent liabilities related to Samarco are disclosed in note 4 Significant events Samarco dam failure. Divestments Where the Group divests or demerges entities, it is generally agreed to provide certain indemnities to the acquiring or demerged and demergers entity. Such indemnities include those provided as part of the demerger of South32 Ltd in May 2015, divestment of Groups Onshore US assets in September 2018 and October 2018, divestment of BMC in May 2022 and the merger of the Groups Petroleum business with Woodside in June 2022. No material claims have been made pursuant to these indemnities as at 30 June 2025. 33 Subsequent events On 15 August 2025, the Group entered into a binding agreement for the divestment of the Carajas assets in Brazil to a wholly-owned subsidiary of CoreX Holding for total consideration of up to US$465 million. Subject to the satisfaction of customary closing conditions (including regulatory approvals), the transaction is expected to complete in early calendar year 2026. The Group does not expect a material income statement impact as a result of the divestment in FY2026. Other than the matters outlined above or elsewhere in the Financial Statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

174 BHP Annual Report 2025 1 Consolidated Financial Statements continued Other items 34 Auditors remuneration 2025 2024 2023 US$M US$M US$M Fees payable to the Groups auditors for assurance services Audit of the Group’s Annual Report 10.295 10.558 9.700 Audit of the accounts of subsidiaries, joint ventures and associates 0.551 0.534 0.551 Audit-related assurance services required by legislation to be provided by the auditor 1.814 1.871 1.808 Other assurance and agreed-upon procedures under legislation or contractual arrangements 2.093 2.261 1.991 Total assurance services 14.753 15.224 14.050 Fees payable to the Group’s auditors for non-assurance services Other services 0.498 0.180 Total other services 0.498 0.180 Total fees 14.753 15.722 14.230 All amounts were paid to EY or EY affiliated firms with fees determined, and predominantly billed, in US dollars. Fees payable to the Groups auditors for assurance services Audit of the Groups Annual Report comprises fees for auditing the statutory financial report of the Group and includes audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act. Audit-related assurance services required by legislation to be provided by the auditors mainly comprises review of the half-year report. Other assurance services comprise assurance in respect of the Groups sustainability reporting, economic contribution reporting, and other non-statutory reporting. Fees payable to the Groups auditors for other services No amounts were payable for other services in FY2025. Other services provided in FY2024 and FY2023 primarily relate to an independent assessment of technology project governance. 35 BHP Group Limited BHP Group Limited does not present unconsolidated parent company Financial Statements. Selected financial information of the BHP Group Limited parent company is as follows: 2025 2024 US$M US$M Income statement information for the financial year Profit after taxation for the year 10,602 13,696 Total comprehensive income 10,600 13,695 Balance sheet information as at the end of the financial year Current assets 7,497 9,026 Total assets 49,677 45,443 Current liabilities 1,340 1,531 Total liabilities 1,525 1,734 Share capital 4,727 4,611 Treasury shares (18) (36) Reserves 184 161 Retained earnings 43,259 38,973 Total equity 48,152 43,709 Parent company guarantees BHP Group Limited has guaranteed certain financing arrangements available to subsidiaries of US$5,331 million at 30 June 2025 (2024: US$4,856 million). BHP Group Limited and its wholly owned subsidiary BHP Group (UK) Ltd (formerly BHP Group Plc) have severally, fully and unconditionally guaranteed the payment of the principal and premium, if any, and interest, including certain additional amounts that may be payable in respect of the notes issued by 100 per cent owned finance subsidiary, BHP Billiton Finance (USA) Ltd. BHP Group Limited and BHP Group (UK) Ltd have guaranteed the payment of such amounts when they become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. The guaranteed liabilities at 30 June 2025 amounted to US$3,500 million (2024: US$3,500 million). In addition, BHP Group Limited and BHP Group (UK) Ltd have severally guaranteed a Group Revolving Credit Facility of US$5,500 million (2024: US$5,500 million), which remains undrawn. The facility was refinanced on 10 July 2025 and has a 5-year maturity, with two one-year extension options. BHP Group Limited will be the sole guarantor for the refinanced facility. BHP Group Limited has severally, fully and unconditionally guaranteed the payment of principal and premium, if any, and interest related to US$10,500 million (2024: US$7,500 million) of US Global bonds issued by BHP Billiton Finance (USA).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 175 36 Deed of Cross Guarantee BHP Group Limited together with certain wholly owned subsidiaries set out below have entered into a Deed of Cross Guarantee (Deed) dated 6 June 2016 or have subsequently joined the Deed by way of an Assumption Deed. The effect of the Deed is that BHP Group Limited has guaranteed to pay any outstanding liabilities upon the winding up of any wholly owned subsidiary that is party to the Deed. Wholly owned subsidiaries that are party to the Deed have also given a similar guarantee in the event that BHP Group Limited or another party to the Deed is wound up. The following companies are parties to the Deed and members of the Closed Group as at 30 June 2025: BHP (Towage Services) Pty Ltd1 OS ACPM Pty Ltd1 BHP Direct Reduced Iron Pty Limited OS MCAP Pty Ltd1 BHP Iron Ore Pty Ltd1 UMAL Consolidated Pty Ltd1 BHP Minerals Pty Ltd1 BHP Freight Pty Ltd BHP WAIO Pty Ltd1 BHP Group Operations Pty Ltd1 Pilbara Gas Pty Limited BHP Innovation Pty Ltd BHP Coal Pty Ltd1 BHP Lonsdale Investments Pty Ltd BHP MetCoal Holdings Pty Ltd1 BHP Minerals Holdings Proprietary Limited1 Broadmeadow Mine Services Pty Ltd BHP Nickel West Pty Ltd1 Central Queensland Services Pty Ltd BHP Olympic Dam Corporation Pty Ltd1 Hay Point Services Pty Limited The Broken Hill Proprietary Company Pty Ltd1 BHP Yakabindie Nickel Pty Ltd1 OZ Minerals Brazil (Holdings) Pty Ltd1 OZ Minerals Pty Ltd1 OZ Minerals Musgrave Holdings Pty Ltd OZ Minerals Prominent Hill Pty Ltd1 OZ Minerals Prominent Hill Operations Pty Ltd1 Carrapateena Pty Ltd1 OZM Carrapateena Pty Ltd Minotaur Resources Holdings Pty Ltd1 Avanco Resources Pty Ltd1 OZ Minerals Carrapateena Pty Ltd1 OZ Minerals Musgrave Operations Pty Ltd 1. For the year ended 30 June 2025, these companies have relied on relief from the Corporations Act 2001 (Cth) requirements for preparation, audit and lodgement of financial reports and directors reports pursuant to the ASIC Instrument and the Deed. A Consolidated Statement of Comprehensive Income and Retained Earnings and Consolidated Balance Sheet, comprising BHP Group Limited and the wholly owned subsidiaries that are party to the Deed for the years ended 30 June 2025 and 30 June 2024 are as follows: 2025 2024 Consolidated Statement of Comprehensive Income and Retained Earnings US$M US$M Revenue 28,032 34,404 Other income 2,933 4,508 Expenses excluding net finance costs (20,604) (26,369) Net finance costs (1,174) (1,466) Total taxation expense (2,395) (2,640) Profit after taxation 6,792 8,437 Total other comprehensive income (3) Total comprehensive income 6,789 8,437 Retained earnings at the beginning of the financial year 39,374 38,667 Net effect on retained earnings of entities added to/removed from the Deed 14 Profit after taxation for the year 6,792 8,437 Transfers to and from reserves 2 (32) Dividends (6,286) (7,712) Retained earnings at the end of the financial year 39,882 39,374

176 BHP Annual Report 2025 1 Consolidated Financial Statements continued 36 Deed of Cross Guarantee continued 2025 2024 Consolidated Balance Sheet US$M US$M ASSETS Current assets Cash and cash equivalents 7 9 Trade and other receivables 1,941 2,380 Loans to related parties 13,505 12,494 Other financial assets 196 215 Inventories 2,639 2,869 Current tax assets 323 Other 106 101 Total current assets 18,717 18,068 Non-current assets Trade and other receivables 27 37 Other financial assets 183 464 Inventories 574 545 Property, plant and equipment 42,128 41,430 Intangible assets 1,494 1,368 Investments in Group companies 30,477 27,552 Other 1 2 Total non-current assets 74,884 71,398 Total assets 93,601 89,466 LIABILITIES Current liabilities Trade and other payables 3,771 4,126 Loans from related parties 21,675 28,306 Interest bearing liabilities 219 216 Other financial liabilities 4 13 Current tax payable 39 Provisions 2,152 1,913 Deferred income 3 4 Total current liabilities 27,824 34,617 Non-current liabilities Trade and other payables 36 47 Loans from related parties 14,498 4,041 Interest bearing liabilities 677 783 Other financial liabilities 7 1 Deferred tax liabilities 539 596 Provisions 4,803 4,788 Deferred income _ 2 Total non-current liabilities 20,560 10,258 Total liabilities 48,384 44,875 Net assets 45,217 44,591 EQUITY Share capital _ BHP Group Limited 5,015 4,899 Treasury shares (18) (36) Reserves 338 354 Retained earnings 39,882 39,374 Total equity 45,217 44,591 37 New and amended accounting standards and interpretations and changes to accounting policies New and amended accounting pronouncements on issue but not yet effective IFRS 18/AASB 18 Presentation and Disclosure in Financial Statements (IFRS 18) On 9 April 2024 and 14 June 2024, the IASB and AASB, respectively, issued IFRS 18 which will replace IAS 1 Presentation of Financial Statements for reporting periods beginning on or after 1 January 2027, with early application permitted. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals, and classification within the cash flow statement, including for interest and dividends. The standard also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Management is currently assessing the impact of IFRS 18 on presentation and disclosures in the Groups Financial Statements. Nature-dependent Electricity _ IFRS 9/AASB 9 Financial Instruments and IFRS 7/AASB 7 Financial Instruments: Disclosures amendments Amendments to IFRS 9 and IFRS 7, effective from 1 January 2026, aim to improve reporting of nature-dependent electricity contracts (such as power purchase agreements) by clarifying the own-use exemption and hedge accounting requirements for such arrangements, as well as introducing additional disclosure requirements. Management is currently assessing the impact of the amendments and while no material impact has been identified to date, future impacts may arise as the Group enters into new or amends existing arrangements. A number of other accounting standards and interpretations have been issued and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These pronouncements have not been applied in the preparation of these Financial Statements.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 177 2 Consolidated entity disclosure statement In accordance with the requirements of Subsection 295(3A) of the Australian Corporations Act 2001 (Cth), set out below is the consolidated entity disclosure statement disclosing information in respect of BHP Group Limited and entities it controlled at 30 June 2025. Body corporates Place Percentage Body corporate, incorporated of share Tax Entity name partnership or trust or formed capital held residency1 BHP Group Limited Body corporate Australia N/A Australia Agnew Pastoral Company Pty Ltd Body corporate Australia 100% Australia Albion Downs Pty Limited2 Body corporate Australia 100% Australia Avanco Holdings Pty Ltd Body corporate Australia 100% Australia Avanco Resources Pty Ltd Body corporate Australia 100% Australia AVB Brazil Pty Ltd Body corporate Australia 100% Australia AVB Carajas Holdings Pty Ltd Body corporate Australia 100% Australia AVB Copper Pty Ltd Body corporate Australia 100% Australia AVB Minerals Pty Ltd Body corporate Australia 100% Australia BHP (AUS) DDS Pty Ltd Body corporate Australia 100% Australia BHP (Towage Services) Pty Ltd Body corporate Australia 100% Australia BHP Aluminium Australia Pty Ltd Body corporate Australia 100% Australia BHP Billiton Finance (USA) Limited Body corporate Australia 100% Australia BHP Billiton Finance Limited Body corporate Australia 100% Australia BHP Billiton SSM Development Pty Ltd Body corporate Australia 100% Australia BHP Capital No. 20 Pty Limited Body corporate Australia 100% Australia BHP Coal Pty Ltd Body corporate Australia 100% Australia BHP Direct Reduced Iron Pty Ltd Body corporate Australia 100% Australia BHP Energy Coal Australia Pty Ltd Body corporate Australia 100% Australia BHP Freight Pty Ltd Body corporate Australia 100% Australia BHP Group Operations Pty Ltd Body corporate Australia 100% Australia BHP Innovation Pty Ltd Body corporate Australia 100% Australia BHP IO Mining Pty Ltd Body corporate Australia 100% Australia BHP IO Workshop Pty Ltd Body corporate Australia 100% Australia BHP Iron Ore (Jimblebar) Pty Ltd Body corporate Australia 85% Australia BHP Iron Ore Holdings Pty Ltd Body corporate Australia 100% Australia BHP Iron Ore Pty Ltd Body corporate Australia 100% Australia BHP Lonsdale Investments Pty Ltd Body corporate Australia 100% Australia BHP Manganese Australia Pty Ltd Body corporate Australia 100% Australia BHP Marine & General Insurances Pty Ltd Body corporate Australia 100% Australia BHP Metals Exploration Pty Ltd Body corporate Australia 100% Australia BHP MetCoal Holdings Pty Ltd Body corporate Australia 100% Australia BHP Minerals Holdings Proprietary Limited Body corporate Australia 100% Australia BHP Minerals Pty Ltd3 Body corporate Australia 100% Australia BHP Nickel Operations Pty Ltd Body corporate Australia 100% Australia BHP Nickel West Pty Ltd2 Body corporate Australia 100% Australia BHP Olympic Dam Corporation Pty Ltd Body corporate Australia 100% Australia BHP Pty Ltd Body corporate Australia 100% Australia BHP Queensland Coal Investments Pty Ltd Body corporate Australia 100% Australia BHP Shared Business Services Pty Ltd Body corporate Australia 100% Australia BHP SSM Indonesia Holdings Pty Ltd Body corporate Australia 100% Australia BHP SSM International Pty Ltd Body corporate Australia 100% Australia BHP Titanium Minerals Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Boodarie) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Brolga) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Corella) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Ibis) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Kestrel) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Osprey) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Quail) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Robin) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Whistler) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Wren) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Mallina) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (RT Atlantis) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (RT Clerke) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Dove) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (RT Discovery) Pty Ltd Body corporate Australia 100% Australia

178 BHP Annual Report 2025 2 Consolidated entity disclosure statement continued Body corporates Place Percentage Body corporate, incorporated of share Tax Entity name partnership or trust or formed capital held residency1 BHP Towage Services (RT Endeavour) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (RT Enterprise) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (RT Imperieuse) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (RT Inspiration) Pty Ltd Body corporate Australia 100% Australia BHP Towage Services (Iron Finch) Pty Ltd Body corporate Australia 100% Australia BHP WAIO Pty Ltd Body corporate Australia 100% Australia BHP Western Mining Resources International Pty Ltd Body corporate Australia 100% Australia BHP Yakabindie Nickel Pty Ltd Body corporate Australia 100% Australia Billiton Australia Finance Pty Ltd Body corporate Australia 100% Australia BM Alliance Coal Marketing Pty Limited Body corporate Australia 50% Australia BM Alliance Coal Operations Pty Limited Body corporate Australia 50% Australia Broadmeadow Mine Services Pty Ltd Body corporate Australia 100% Australia Carrapateena Pty Ltd Body corporate Australia 100% Australia Cassini Resources Pty Ltd Body corporate Australia 100% Australia Central Queensland Services Pty Ltd Body corporate Australia 100% Australia Coal Mines Australia Pty Ltd Body corporate Australia 100% Australia Crossbow Resources Pty Ltd Body corporate Australia 100% Australia CTP Assets Pty Ltd Body corporate Australia 100% Australia CTP Operations Pty Ltd Body corporate Australia 100% Australia Estrela Metals Pty Ltd Body corporate Australia 100% Australia Hay Point Services Pty Limited Body corporate Australia 100% Australia Hunter Valley Energy Coal Pty Ltd Body corporate Australia 100% Australia Minotaur Resources Holdings Pty Ltd Body corporate Australia 100% Australia Mt Arthur Coal Pty Limited Body corporate Australia 100% Australia Mt Arthur Underground Pty Ltd Body corporate Australia 100% Australia OS ACPM Pty Ltd Body corporate Australia 100% Australia OS MCAP Pty Ltd Body corporate Australia 100% Australia OZ Exploration Pty Ltd Body corporate Australia 100% Australia OZ Minerals Brazil (Holdings) Pty Ltd Body corporate Australia 100% Australia OZ Minerals Carrapateena Pty Ltd Body corporate Australia 100% Australia OZ Minerals Equity Pty Ltd Body corporate Australia 100% Australia OZ Minerals Group Treasury Pty Ltd Body corporate Australia 100% Australia OZ Minerals Holdings Pty Ltd Body corporate Australia 100% Australia OZ Minerals International (Holdings) Pty Ltd Body corporate Australia 100% Australia OZ Minerals Investments Pty Ltd Body corporate Australia 100% Australia OZ Minerals Musgrave Holdings Pty Ltd Body corporate Australia 100% Australia OZ Minerals Musgrave Operations Pty Ltd Body corporate Australia 100% Australia OZ Minerals Prominent Hill Operations Pty Ltd Body corporate Australia 100% Australia OZ Minerals Prominent Hill Pty Ltd Body corporate Australia 100% Australia OZ Minerals Pty Ltd Body corporate Australia 100% Australia OZ Minerals Services Pty Ltd Body corporate Australia 100% Australia OZ Minerals Zinifex Holdings Pty Ltd Body corporate Australia 100% Australia OZM Carrapateena Pty Ltd Body corporate Australia 100% Australia Pilbara Gas Pty Limited Body corporate Australia 100% Australia Pilbara Pastoral Company Pty Limited4 Body corporate Australia 25% Australia The Broken Hill Proprietary Company Pty Ltd Body corporate Australia 100% Australia UMAL Consolidated Pty Ltd Body corporate Australia 100% Australia United Iron Pty Ltd Body corporate Australia 100% Australia Wirraway Metals & Mining Pty Ltd Body corporate Australia 100% Australia WMC Finance (USA) Limited Body corporate Australia 100% Australia ZRUS Holdings Pty Ltd Body corporate Australia 100% Australia Ethel Creek Company Partnership Partnership N/A N/A Australia Mt Keith Pastoral Partnership Partnership N/A N/A Australia ARL Holdings Ltd Body corporate Bermuda 100% Bermuda ARL South America Exploration Ltd Body corporate Bermuda 100% Bermuda Araguaia Participacoes Ltda Body corporate Brazil 100% Brazil Avanco Resources Mineracao Ltda Body corporate Brazil 100% Brazil AVB Mineracao Ltda Body corporate Brazil 100% Brazil BHP Billiton Brasil Ltda Body corporate Brazil 100% Brazil BHP Internacional Participacoes Ltda Body corporate Brazil 100% Brazil

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 179 Body corporates Place Percentage Body corporate, incorporated of share Tax Entity name partnership or trust or formed capital held residency1 Consorcio Santos Luz de Imoveis Ltda Body corporate Brazil 90% Brazil Jenipapo Recursos Naturais Ltda. Body corporate Brazil 100% Brazil Mineracao Aguas Boas Ltda Body corporate Brazil 100% Brazil SLM Santa Lucia Mineracao Ltda Body corporate Brazil 100% Brazil WMC Mineracao Ltda. Body corporate Brazil 100% Brazil BHP Billiton UK Holdings Limited Body corporate British 100% United Kingdom Virgin Islands BHP Billiton UK Investments Limited Body corporate British 100% United Kingdom Virgin Islands BHP Canada Inc.5 Body corporate Canada 100% Canada BHP Investments Canada Inc Body corporate Canada 100% Canada BHP SaskPower Carbon Capture and Storage (CCS) Knowledge Centre Inc. Body corporate Canada 50% Canada BHP World Exploration Inc. Body corporate Canada 100% Canada Rio Algom Exploration Inc. Body corporate Canada 100% Canada Rio Algom Investments (Chile) Inc Body corporate Canada 100% Canada Rio Algom Limited Body corporate Canada 100% Canada Global BHP Copper Ltd. Body corporate Cayman Islands 100% N/A RAL Cayman Inc. Body corporate Cayman Islands 100% N/A Riocerro Inc Body corporate Cayman Islands 100% N/A Riochile Inc Body corporate Cayman Islands 100% N/A BHP Chile Inversiones Limitada Body corporate Chile 100% Chile BHP Exploration Chile SpA Body corporate Chile 100% Chile Compania Minera Cerro Colorado Limitada Body corporate Chile 100% Chile Kelti S.A. Body corporate Chile 57.50% Chile Minera Escondida Ltda Body corporate Chile 57.50% Chile Minera Spence SA Body corporate Chile 100% Chile Operation Services Chile SpA Body corporate Chile 100% Chile Tamakaya Energia SpA Body corporate Chile 100% Chile BHP Billiton International Trading (Shanghai) Co., Ltd. Body corporate China 100% China BHP Minerals (Shanghai) Co., Ltd Body corporate China 100% China Cerro Quebrado S.A. Body corporate Ecuador 100% Ecuador Stein Insurance Company Limited Body corporate Guernsey 100% Guernsey BHP Marketing Services India Pvt Ltd Body corporate India 100% India BHP Minerals India Pvt Limited Body corporate India 100% India Billiton Investments Ireland Limited Body corporate Ireland 100% Ireland OZ Minerals Jamaica Limited Body corporate Jamaica 100% Jamaica BHP Japan Limited Body corporate Japan 100% Japan BMA Japan KK Body corporate Japan 50% Japan BHP Billiton Services Jersey Limited Body corporate Jersey 100% Jersey BHP Group Limited Employee Equity Trust Trust N/A N/A Jersey The BHP Group Employee Share Ownership Trust Trust N/A N/A Jersey Avanco Lux S.ar.l Body corporate Luxembourg 100% Luxembourg Avanco Lux I S.C.S. Body corporate Luxembourg 100% Luxembourg BHP Shared Services Malaysia Sdn. Bhd. Body corporate Malaysia 100% Malaysia BHP Billiton Company B.V. Body corporate Netherlands 100% Netherlands BHP Billiton Finance B.V. Body corporate Netherlands 100% United Kingdom, Netherlands6 BHP Billiton International Metals B.V. Body corporate Netherlands 100% Netherlands Billiton Development B.V. Body corporate Netherlands 100% Netherlands Billiton Guinea B.V. Body corporate Netherlands 100% United Kingdom, Netherlands6 Billiton Investment 3 B.V. Body corporate Netherlands 100% United Kingdom, Netherlands6 Billiton Investment 8 B.V. Body corporate Netherlands 100% United Kingdom, Netherlands6 Billiton Marketing Holding B.V. Body corporate Netherlands 100% Netherlands Billiton Suriname Holdings B.V. Body corporate Netherlands 100% United Kingdom, Netherlands6 Marcona International, S.A. Body corporate Panama 100% Panama BHP Billiton (Philippines) Inc. Body corporate Philippines 99.99% Philippines BHP Shared Services Philippines Inc. Body corporate Philippines 99.99% Philippines QNI Philippines Inc Body corporate Philippines 99.99% Philippines

180 BHP Annual Report 2025 2 Consolidated entity disclosure statement continued Body corporates Place Percentage Body corporate, incorporated of share Tax Entity name partnership or trust or formed capital held residency1 BHP Metals Exploration d.o.o. Beograd Body corporate Serbia 100% Serbia BHP Billiton Freight Singapore Pte Limited Body corporate Singapore 100% Singapore BHP Billiton Marketing Asia Pte Ltd. Body corporate Singapore 100% Singapore BM Alliance Marketing Pte Ltd Body corporate Singapore 50% Singapore OZ Minerals Insurance Pte Ltd Body corporate Singapore 100% Singapore Westminer Insurance Pte Ltd Body corporate Singapore 100% Singapore Consolidated Nominees (Proprietary) Limited Body corporate South Africa 100% South Africa Phoenix Mining Finance Company Proprietary Limited Body corporate South Africa 100% South Africa BHP Midgard A.B. Body corporate Sweden 100% Sweden BHP Billiton Marketing AG Body corporate Switzerland 100% Switzerland BHP Billiton (UK) DDS Limited Body corporate United Kingdom 100% United Kingdom BHP Billiton (UK) Limited Body corporate United Kingdom 100% United Kingdom BHP Billiton Finance PLC Body corporate United Kingdom 100% United Kingdom BHP Billiton Group Limited Body corporate United Kingdom 100% United Kingdom BHP Billiton Holdings Limited Body corporate United Kingdom 100% United Kingdom BHP Billiton International Services Limited Body corporate United Kingdom 100% United Kingdom BHP Billiton Marketing UK limited Body corporate United Kingdom 100% United Kingdom BHP Billiton Petroleum Great Britain Limited Body corporate United Kingdom 100% United Kingdom BHP Billiton Sustainable Communities Body corporate United Kingdom 100% United Kingdom BHP BK Limited Body corporate United Kingdom 100% United Kingdom BHP Finance Limited Body corporate United Kingdom 100% United Kingdom BHP Group (UK) Ltd Body corporate United Kingdom 100% United Kingdom BHP Group Holdings Limited Body corporate United Kingdom 100% United Kingdom BHP Holdings Limited Body corporate United Kingdom 100% United Kingdom BHP International Services Limited Body corporate United Kingdom 100% United Kingdom BHP Marketing UK Limited Body corporate United Kingdom 100% United Kingdom BHP Minerals Europe Limited Body corporate United Kingdom 100% United Kingdom Billiton Executive Pension Scheme Trustee Limited Body corporate United Kingdom 100% United Kingdom 141 Union Company Body corporate United States 100% United States BHP Chile Inc. Body corporate United States 100% United States BHP Copper Inc Body corporate United States 100% United States BHP Escondida Inc.7 Body corporate United States 100% United States BHP Finance (International) Inc. Body corporate United States 100% United States BHP Foreign Holdings Inc. Body corporate United States 100% United States BHP Foundation Body corporate United States 0% United States BHP Holdings (International) Inc. Body corporate United States 100% United States BHP Holdings (USA) Inc. Body corporate United States 100% United States BHP Holdings International (Investments) Inc. Body corporate United States 100% United States BHP International Finance Corp. Body corporate United States 100% United States BHP Marketing North America Inc. Body corporate United States 100% United States BHP Mineral Resources Inc. Body corporate United States 100% United States BHP Minerals Exploration Inc. Body corporate United States 100% United States BHP Minerals International Exploration Inc. Body corporate United States 100% United States BHP Minerals International LLC Body corporate United States 100% United States BHP Minerals Service Company Body corporate United States 100% United States BHP New Mexico Coal Inc. Body corporate United States 100% United States BHP Peru Holdings Inc. Body corporate United States 100% United States BHP Queensland Coal Limited Body corporate United States 100% Australia, United States BHP Resolution Holdings LLC Body corporate United States 100% United States BHP Ventures US Inc Body corporate United States 100% United States Carson Hill Gold Mining Corporation Body corporate United States 100% United States Rio Algom Mining LLC Body corporate United States 100% United States WMC Corporate Services Inc. Body corporate United States 100% United States 1. Whether an entity was an Australian resident within the meaning of the Income Tax Assessment Act 1997 has been determined in accordance with the Commissioner of Taxations public guidance, including TR 2018/5 and PCG 2018/9. 2. Entity is a partner in the Mt Keith Pastoral Partnership. 3. Entity is a participant in the BHP Iron Ore (Jimblebar) Pty Ltd joint venture and partner in the Ethel Creek Company Partnership. 4. Entity is a partner in the Ethel Creek Company Partnership. 5. Entity is a participant in the BHP SaskPower Carbon Capture and Storage (CCS) Knowledge Centre Inc. joint venture. 6. Entity is a tax resident of the United Kingdom for the purposes of the United Kingdom-Netherlands double tax agreement. 7. Entity is a participant in the Minera Escondida Ltda joint venture.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 181 3 Directors declaration In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that: (a) in the Directors opinion the Financial Statements and notes are in accordance with the Australian Corporations Act 2001 (Cth), including: (i) complying with the applicable Accounting Standards and the Australian Corporations Regulations 2001 (Cth); and (ii) giving a true and fair view of the assets, liabilities, financial position and profit or loss of BHP Group Limited and the Group as at 30 June 2025 and of their performance for the year ended 30 June 2025 (b) in the Directors opinion the consolidated entity disclosure statement required by Subsection 295(3A) of the Australian Corporations Act 2001 (Cth), as disclosed in section 2 Consolidated entity disclosure statement, is true and correct (c) the Financial Statements comply with International Financial Reporting Standards, as disclosed in the Basis of preparation to the Financial Statements (d) to the best of the Directors knowledge, the management report (comprising the Operating and Financial Review and Directors Report) includes a fair review of the development and performance of the business and the position of BHP Group Limited and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces (e) in the Directors opinion there are reasonable grounds to believe that BHP Group Limited will be able to pay its debts as and when they become due and payable (f) as at the date of this declaration, there are reasonable grounds to believe that BHP Group Limited and each of the members of the Closed Group identified in note 36 to the Financial Statements will be able to meet any liabilities to which they are, or may become, subject because of the Deed of Cross Guarantee between BHP Group Limited and those group entities pursuant to ASIC Corporations (Wholly-owned Companies) Instrument 2016/785 (g) the Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 (Cth) from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2025 Signed in accordance with a resolution of the Board of Directors. Ross McEwan Mike Henry Chair Chief Executive Officer 19 August 2025

182 BHP Annual Report 2025 4 Lead auditors independence declaration under Section 307C of the Australian Corporations Act 2001 Auditors independence declaration to the directors of BHP Group Limited As lead auditor for the audit of the financial report of BHP Group Limited for the financial year ended 30 June 2025, I declare to the best of my knowledge and belief, there have been: a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; b) no contraventions of any applicable code of professional conduct in relation to the audit; and c) no non-audit services provided that contravene any applicable code of professional conduct in relation to the audit. This declaration is in respect of BHP Group Limited and the entities it controlled during the financial year. Ernst & Young Rodney Piltz Partner Melbourne 19 August 2025 A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 183 5 Independent auditors report to the members of BHP Group Limited Report on the audit of the financial report Opinion We have audited the financial report of BHP Group Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated balance sheet as at 30 June 2025, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, notes to the financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors declaration. In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including: a. Giving a true and fair view of the consolidated financial position of the Group as at 30 June 2025 and of its consolidated financial performance for the year ended on that date; and b. Complying with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), Australian Accounting Standards and the Corporations Regulations 2001. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards (ASAs) and International Standards on Auditing issued by the International Auditing and Assurance Standards Board (ISAs). Our responsibilities under those standards are further described in the Auditors responsibilities for the audit of the financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Boards APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Our consideration of climate change The Group has assessed climate-related risks as threats and opportunities that have the potential to impact the financial statements as outlined in Note 16 of the financial report. These threats and opportunities include both transition risks and physical risks arising from climate change and the transition to a low carbon economy (climate change). Our audit, with the assistance of our climate change specialists, considered the climate-related threats and opportunities that have the potential to materially impact the basis of preparation, including the key judgements and estimates exercised by the Group in the preparation of the financial report. The Group has incorporated its current climate change strategy, including Board approved commitments and actions in the basis of preparation of the financial report, reflecting the Groups best estimate of the potential impact to the financial statements as at 30 June 2025. The impacts of climate change are most material to the judgements and estimates involved in the assessment of the carrying value of property, plant and equipment and the determination of closure and rehabilitation provisions. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current year. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditors responsibilities for the audit of the financial report section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial report. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

184 BHP Annual Report 2025 5 Independent auditors report to the members of BHP Group Limited continued Assessment of the carrying value of property, plant and equipment Why significant How our audit addressed the key audit matter Refer to Note 11 Property, plant and equipment and Note 13 The primary audit procedures we performed, amongst others, included Impairment of non-current assets. the following: Accounting standards require an assessment of indicators of _ We evaluated the design of, and tested the operating effectiveness impairment and impairment reversal annually, or more frequently if of, the Groups controls over the assessment for indicators of indicators of impairment exist, for each cash generating unit (CGU). impairment and impairment reversal. The Groups assessment of indicators of impairment and impairment _ We performed an analysis for indicators of impairment and reversal included an evaluation of geo-political risks, regulatory impairment reversal, which included considering the performance and legislative changes, macro-economic disruptions, commodity of the assets and external market conditions. Our procedures price forecasts, reserve estimates, forecast operating and capital involved assessing the key inputs such as commodity price expenditure and asset performance. The Group focused on the CGUs forecasts, discount rates, future production volumes, operating that were the most susceptible to changes in key input assumptions. and capital expenditure, comparable market data and The key input assumptions in the Groups determination of indicators asset performance. of impairment or impairment reversal, which influence whether or not _ We evaluated the historical accuracy of prior years forecast an estimate of the recoverable amount of a CGU is required were cash flows by comparing to current years actual cash flows. as follows: _ We considered the impact of geo-political risks, regulatory and _ Commodity prices: assumptions in relation to commodity price legislative changes and macro-economic disruptions as part of forecasts are inherently uncertain. There is a risk that the our evaluation of indicators of impairment and impairment reversal. assumptions are not reasonable and may not appropriately _ We involved our valuation specialists to assist in evaluating, reflect changes in supply and demand, including the impact amongst other matters, the discount rates applied and commodity of climate change. price forecasts. _ Future production volumes: estimation of future production volumes _ We assessed commodity price forecasts assumed by the Group to be extracted from estimated reserves involves detailed mine against comparable market data. planning. Assessing the estimation of future production volumes and reserve quantities is complex as there is significant estimation The Group uses internal and external experts to provide geological, uncertainty in assessing the quantities of reserves. metallurgical, mine planning and commodity price forecast information _ Discount rates: given the long life of the Groups assets, CGU to support key assumptions in the assessment of indicators of recoverable amounts are sensitive to the discount rate applied. impairment or impairment reversal. Determining the appropriate discount rate to apply to a CGU With assistance from our mining reserves specialists, we examined the is judgemental. information provided by the Groups experts, including assessment of the reserve estimation methodology against the relevant industry and The assessment of the indicators of impairment or impairment regulatory guidance. We also assessed the qualifications, competence reversal and recoverable amount of the CGU was considered and objectivity of the internal and external experts. to be a key audit matter as it involved significant judgement. Auditing the recoverable amount of a CGU is complex and Climate change related procedures: subjective due to the use of forward-looking estimates, which are With the assistance of our climate change and valuation specialists inherently difficult to determine with precision. There is also a level we undertook the following procedures: of judgement applied by the Group in determining the key inputs into these forward-looking estimates. _ Evaluated how the impact of climate change, as outlined in Note 16 of the financial report, was reflected in commodity price forecasts The Groups current climate change strategy continues to assess and carbon price assumptions. climate-related risks, including transition and physical risks. _ Assessed how strategies to mitigate transition and physical risks, The Groups current understanding of the potential financial impacts such as the Groups committed expenditure on decarbonisation of climate change have been incorporated into the assessment of activities, were reflected into the forecast cashflows used indicators of impairment and impairment reversal, the results of in the Groups assessment of indicators of impairment and which are disclosed in Notes 13 and 16 of the financial report. impairment reversal. _ Assessed the accuracy of the Groups disclosure regarding climate-related risks that have the potential to adversely impact long term steelmaking coal pricing and the carrying value of the Groups steelmaking coal CGU. _ Considered the consistency of Other Information reported by the Group in relation to its climate change strategy, with the key estimates adopted in the Groups assessment of indicators of impairment and impairment reversal. _ Assessed the adequacy of the Groups climate change disclosures in Note 16 of the financial report. We assessed the adequacy of the disclosures included in Notes 11, 13 and 16 of the financial report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 185 Closure and rehabilitation provisions Why significant How our audit addressed the key audit matter Refer to Note 15 Closure and rehabilitation provisions. The primary audit procedures we performed, amongst others, The Group has closure and rehabilitation obligations to restore included the following: and rehabilitate environmental disturbances created by its operations _ We evaluated the design of, and tested the operating effectiveness and related sites. of, the Groups controls related to the determination of closure and These obligations arise from regulatory and legislative requirements rehabilitation provision estimates. across multiple jurisdictions. _ We evaluated the Groups legal and regulatory obligations for The key inputs used to determine the required closure and closure and rehabilitation, life of operation, future rehabilitation rehabilitation provisions are: costs, discount rates and timing of future cashflows. _ Life of the operation or site; _ We assessed whether the future rehabilitation costs were consistent with the closure plans prepared by the Groups internal experts. _ Estimated cost of future closure and rehabilitation activities; _ We tested the mathematical accuracy of the closure and _ Timing of the closure and rehabilitation activities; rehabilitation provision calculations. _ Discount rates; and _ We assessed the discount rates adopted to calculate the closure _ Current regulatory and legislative requirements. and rehabilitation provisions, including benchmarking to comparable As a result of these inputs and the evaluation of climate-related market data. _ With the assistance of our rehabilitation subject matter specialists, risks and strategies, closure and rehabilitation provisions have a we evaluated a sample of closure and rehabilitation provisions for high degree of estimation uncertainty with a wide potential range operating and closed sites within the Group, including: of reasonably possible outcomes. _ Evaluation of the closure and rehabilitation plans with regard Closure and rehabilitation provisions were considered to be a key audit to applicable regulatory and legislative requirements; matter as the estimation of these provisions is complex, involves a high degree of judgement including the impacts of climate change and often _ Evaluation of the methodology used by the Groups internal requires specialist expertise to estimate the costs required to satisfy mine closure engineers against industry practice and our closure and rehabilitation obligations. understanding of the business; and The Groups current understanding of the potential financial impacts _ Assessment of the reasonableness of the timing of cash flows of climate change have been incorporated into the related estimates, and cost estimates against the closure and rehabilitation plan to the extent they can be reliably measured, in the determination of the and industry practice. closure and rehabilitation provisions, the results of which are disclosed _ The Group has used internal and external experts to support in Notes 15 and 16 of the financial report. the estimation of the mine closure and rehabilitation provisions. With the assistance of our rehabilitation subject matter specialists, we assessed the qualifications, competence and objectivity of the internal and external experts and that the information provided by the Groups internal and external experts has been appropriately reflected in the calculation of the closure and rehabilitation provisions. Climate change related procedures: With the assistance of our climate change and rehabilitation subject matter specialists, we undertook the following procedures: _ Evaluated how physical risk has been incorporated into the closure and rehabilitation provision estimates, such as the Groups current understanding of changes to long-term weather outlooks and the potential to impact site closure designs and post-closure monitoring activities. _ Evaluated the consistency of Other Information reported by the Group in relation to its climate change strategy with the key inputs used to determine the closure and rehabilitation provisions. _ For the Groups steelmaking coal assets, we evaluated the potential for climate change to shorten mine operating lives and therefore impact the timing of closure activities. _ Assessed the reasonableness of the Groups disclosure of the Timing, scope and expected cost of closure and rehabilitation activities included in Note 16 of the financial report and the impact of a one-year acceleration to the Groups steelmaking coal closure and rehabilitation provisions included in Note 16. We assessed the adequacy of the disclosures included in Notes 15 and 16 of the financial report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

186 BHP Annual Report 2025 5 Independent auditors report to the members of BHP Group Limited continued Samarco dam failure provisions recognised and contingent liabilities disclosures Why significant How our audit addressed the key audit matter Refer to Note 3 Exceptional items, Note 4 Significant events _ The primary audit procedures we performed, amongst others, included Samarco dam failure and Note 32 Contingent liabilities. the following: As at 30 June 2025, BHP has identified a provision and certain _ We assessed the design of, and tested the operating effectiveness contingent liabilities arising as a consequence of the Samarco dam of, the Groups controls over the Samarco dam failure accounting failure. The provision reflects the future cost estimates associated with and disclosure process. This included testing controls over: the obligations set out in the Settlement Agreement reached with the _ The determination of the provision for the delivery of the obligations Brazilian Public Authorities in October 2024. under the Settlement Agreement, including significant assumptions Significant uncertainty remains around the delivery of the obligations in the estimate of amounts payable for the obligations to perform under the Settlement Agreement, including the risk of changes to ongoing programs in relation to reparation and compensation; the eligibility parameters of the Settlement Agreement, and there is _ The determination of the amount of funding Samarco is able a risk that outcomes may be materially higher or lower than amounts to directly contribute to fund any future obligations; and reflected in the provision for the Samarco dam failure. _ The Groups assessment of the legal claims and determination of There were a number of significant judgements and disclosures made the associated provision and related contingent liability disclosures. by the Group in relation to the Samarco dam failure, including: _ We assessed the key assumptions used to determine the provision _ Quantifying the costs to deliver all obligations under the recorded by the Group in relation to obligations by: Settlement Agreement; _ Inquiring with the Groups subject matter experts regarding _ Assessing the extent to which Samarco is able to directly fund the cost estimate to deliver on the obligations under the any future obligations relating to the Settlement Agreement; Settlement Agreement; _ Determining the status, accounting treatment and quantification _ Evaluating the qualifications, competence and objectivity of the (if applicable) of the legal claims against BHP Group Limited, Groups subject matter experts that contribute to the determination BHP Group (UK) Ltd, BHP Billiton Brasil Ltda and Samarco; and of the cash flow estimates by considering their qualifications, _ Disclosures relating to the contingent liabilities from the various scope of work and remuneration structure; legal claims and other circumstances that represent exposures _ Comparing the nature and extent of obligations under the to the Group. Settlement Agreement to the activities included in the cash flow forecasts; We identified the Samarco dam failure provisions recognised, and contingent liabilities disclosures, as a key audit matter as auditing these _ Selecting a sample of cost estimates included in the provision estimates is complex. There is a high degree of estimation uncertainty, and considering the underlying supporting documentation; together with a wide range of reasonable outcomes. Significant judgement _ Assessing the extent to which Samarco is able to directly fund the was required in relation to assessing the completeness and measurement obligations relating to the Settlement Agreement by: of the estimated cash outflows related to the provisions and contingent _ Comparison to Samarcos business plan and our understanding liabilities, including the probability of the outflows. of the operations; and _ Performance of sensitivity analysis to evaluate the impact of reasonably possible changes in key assumptions; _ Testing the mathematical accuracy of the provision model; _ Evaluating the historical accuracy of prior years forecasted cash flows with respect to the Groups current year actual cash flows; and _ Considering the claims and assessing their status and whether they now represent liabilities through: _ Inquiries with the Groups internal legal advisors, senior management, Group finance, and members of the Executive Leadership Team; _ Inspection of correspondence with external legal advisors; and _ Independent confirmation letters received from external legal advisors. We assessed the disclosures regarding the environmental and legal contingent liabilities as included in Note 32, and the relevant disclosures regarding the significant events relating to Samarco dam failure as included in Note 4 against the disclosure requirements of the relevant Australian Accounting Standards. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 187 Information other than the financial report and _ Evaluate the appropriateness of accounting policies used and the auditors report thereon reasonableness of accounting estimates and related disclosures made by the directors. The directors are responsible for the other information. The other _ Conclude on the appropriateness of the directors use of the going information comprises the information included in the Companys concern basis of accounting and, based on the audit evidence 2025 annual report, but does not include the financial report and obtained, whether a material uncertainty exists related to events our auditors report thereon. or conditions that may cast significant doubt on the Groups ability to Our opinion on the financial report does not cover the other information continue as a going concern. If we conclude that a material uncertainty and accordingly we do not express any form of assurance conclusion exists, we are required to draw attention in our auditors report to the thereon, with the exception of the Remuneration Report and our related disclosures in the financial report or, if such disclosures are related assurance opinion. inadequate, to modify our opinion. Our conclusions are based on the In connection with our audit of the financial report, our responsibility audit evidence obtained up to the date of our auditors report. However, is to read the other information and, in doing so, consider whether future events or conditions may cause the Group to cease to continue the other information is materially inconsistent with the financial as a going concern. report or our knowledge obtained in the audit or otherwise appears _ Evaluate the overall presentation, structure and content of the financial to be materially misstated. report, including the disclosures, and whether the financial report If, based on the work we have performed, we conclude that there represents the underlying transactions and events in a manner is a material misstatement of this other information, we are required that achieves fair presentation. to report that fact. We have nothing to report in this regard. _ Plan and perform the Group audit to obtain sufficient appropriate Responsibilities of the directors for the financial report audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion The directors of the Company are responsible for the preparation of: on the Group financial report. We are responsible for the direction, a) the financial report (other than the consolidated entity disclosure supervision and review of the audit work performed for the purposes statement) that gives a true and fair view in accordance with of the Group audit. We remain solely responsible for our audit opinion. International Financial Reporting Standards as issued by the IASB, Australian Accounting Standards and the Corporations Act 2001; and We communicate with the directors regarding, among other matters, b) the consolidated entity disclosure statement that is true and correct the planned scope and timing of the audit and significant audit findings, in accordance with the Corporations Act 2001, and including any significant deficiencies in internal control that we identify during our audit. for such internal control as the directors determine is necessary We also provide the directors with a statement that we have complied to enable the preparation of: with relevant ethical requirements regarding independence, and (i) the financial report (other than the consolidated entity disclosure to communicate with them all relationships and other matters that statement) that gives a true and fair view and is free from material may reasonably be thought to bear on our independence, and where misstatement, whether due to fraud or error; and applicable, actions taken to eliminate threats or safeguards applied. (ii) the consolidated entity disclosure statement that is true and correct From the matters communicated to the directors, we determine those and is free of misstatement, whether due to fraud or error. matters that were of most significance in the audit of the financial report of the current year and are therefore the key audit matters. In preparing the financial report, the directors are responsible We describe these matters in our auditors report unless law or regulation for assessing the Groups ability to continue as a going concern, precludes public disclosure about the matter or when, in extremely rare disclosing, as applicable, matters relating to going concern and circumstances, we determine that a matter should not be communicated using the going concern basis of accounting unless the directors in our report because the adverse consequences of doing so would either intend to liquidate the Group or to cease operations, or have reasonably be expected to outweigh the public interest benefits of no realistic alternative but to do so. such communication. Auditors responsibilities for the audit of the Report on the audit of the Remuneration Report financial report Opinion on the Remuneration Report Our objectives are to obtain reasonable assurance about whether We have audited the Remuneration Report included in the Directors the financial report as a whole is free from material misstatement, Report for the year ended 30 June 2025. whether due to fraud or error, and to issue an auditors report In our opinion, the Remuneration Report of BHP Group Limited that includes our opinion. Reasonable assurance is a high level for the year ended 30 June 2025, complies with section 300A of the of assurance, but is not a guarantee that an audit conducted in Corporations Act 2001. accordance with the ASAs and ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or Responsibilities error and are considered material if, individually or in the aggregate, The directors of the Company are responsible for the preparation and they could reasonably be expected to influence the economic presentation of the Remuneration Report in accordance with section decisions of users taken on the basis of this financial report. 300A of the Corporations Act 2001. Our responsibility is to express As part of an audit in accordance with the ASAs and ISAs, we an opinion on the Remuneration Report, based on our audit conducted exercise professional judgement and maintain professional scepticism in accordance with ASAs and ISAs. throughout the audit. We also: _ Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence Ernst & Young that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve Rodney Piltz collusion, forgery, intentional omissions, misrepresentations, or the Partner override of internal control. Melbourne _ Obtain an understanding of internal control relevant to the audit 19 August 2025 in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Groups internal control. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

188 BHP Annual Report 2025 Additional information 1 Information on mining operations 1 Information on mining operations 188 Minerals Australia 2 Financial information summary 198 Iron ore mining operations 3 Financial information by commodity 199 The following table contains additional details of our iron ore mining 4 Production 201 operations. This table should be read in conjunction with OFR 6.2 and 5 Major projects 203 the production table and reserves and resources tables in Additional 6 Mineral Resources and Ore Reserves 204 information 4 and 6. 7 People _ performance data 217 Mine & location 8 Legal proceedings 218 9 Shareholder information 221 WAIO Pilbara region, Western Australia 9.1 History and development 221 Newman West (Mt Whaleback, Orebodies 29, 30, 31 9.2 Markets 221 and 35) 9.3 Organisational structure 221 Newman East (Orebodies 24, 25 and 32) 9.4 Constitution 221 Mt Newman joint venture 9.5 Share ownership 223 Means of access Private road 9.6 Dividends 224 Ore transported by Mt Newman JV-owned rail to 9.7 American Depositary Receipts fees and charges 224 Port Hedland (427 km) 9.8 Supplemental cybersecurity disclosures for US reporting 225 Type and amount BHP Minerals 85% 9.9 Government regulations 225 of ownership Mitsui-ITOCHU Iron 10% 10 Glossary 227 ITOCHU Minerals and Energy of Australia 5% Operator BHP Title, leases Mineral lease granted and held under the Iron Ore or options and (Mount Newman) Agreement Act 1964 expires in 2030 acreage involved with right to successive renewals of 21 years each ML244SA _ approximately 78,934 hectares History and stage Production stage of property Production began at Mt Whaleback in 1969 Production from Orebodies 24, 25, 29, 30, 31, 32 and 35 complements production from Mt Whaleback Production from Orebodies 31 and 32 started in 2015 and 2017 respectively Mining at Orebody 18 ceased in 2020 after depletion Mine type & Open-cut mineralisation Bedded ore types classified as per host Archaean or style Proterozoic iron formation, which are Brockman and Marra Mamba; iron-rich detrital material is also present Power source Power for all mine operations in the Central and Eastern Pilbara is supplied by BHPs natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group Processing Newman Hub: primary crusher (includes those at plants and other Orebodies 18 and 24), ore handling plant, heavy media available facilities beneficiation plant, stockyard blending facility, single cell rotary car dumper, train load out (nominal capacity 75 Mtpa) Orebody 25: Ore processing plant (nominal capacity 12 Mtpa) ceased operation mid-FY2022 Key permit State Agreement contains conditions set by the conditions Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the Mining Act 1978 (WA) (WA Mining Act) Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 189 Mine & location Operator BHP WAIO Pilbara region, Western Australia Title, leases Mining lease granted pursuant to the Iron Ore or options and (McCameys Monster) Agreement Authorisation Act Yandi joint venture acreage involved 1972 expires in 2030 with rights to successive renewals Means of access Private road of 21 years each Ore transported by Mt Newman JV-owned rail M266SA _ approximately 51,756 hectares to Port Hedland (316 km) History and stage Production stage Yandi JVs railway spur links Yandi hub to of property Production began in March 1989 Mt Newman JV main line From 2004, production was transferred to Wheelarra JV Type and amount BHP Minerals 85% as part of the Wheelarra sublease agreement of ownership ITOCHU Minerals and Energy of Australia 8% This sublease agreement expired in March 2018 Mitsui Iron Ore Corporation 7% Ore was first produced from the newly commissioned Operator BHP Jimblebar Hub in late 2013 Title, leases Mining lease granted pursuant to the Iron Ore Jimblebar sells ore to the Newman JV proximate to the or options and (Marillana Creek) Agreement Act 1991 expires in Jimblebar Hub acreage involved 2033 with 1 renewal right to a further 21 years to 2054 Production at Western Ridge commenced in FY2022 M270SA _ approximately 30,344 hectares Mine type & Open-cut History and stage Production stage mineralisation Bedded ore types classified as per host Archaean or of property style Proterozoic banded iron formation, which are Brockman Production began at the Yandi mine in 1992 and Marra Mamba; iron-rich detrital material is also present Capacity of Yandi hub expanded between 1994 and 2013 Power source Power for all mine operations in the Central and Eastern Yandi commenced production ramp down activity in FY2022 Pilbara is supplied by BHPs natural gas-fired Yarnima Mine type & Open-cut power station mineralisation style Channel iron deposits are Cainozoic fluvial sediments Power consumed in port operations is supplied via a Power source Power for all mine operations in the Central and Eastern contract with APA Group Pilbara is supplied by BHPs natural gas-fired Yarnima Processing 3 primary crushers, ore handling plant, train loadout, power station plants and other stockyard blending facility and supporting mining hub Power consumed in port operations is supplied via a available facilities infrastructure (nominal capacity 71 Mtpa) contract with APA Group Production from the Western Ridge deposits will be Processing 2 primary crushers, 1 ore handling plant, stockyard processed through a new crusher (under construction) plants and other blending facility and 1 train load out (nominal capacity and existing processing facility for Newman operations available facilities 20 Mtpa) Key permit State Agreement contains conditions set by the Western Decommissioning of additional facilities, including 2 ore conditions Australian Government, including requirements handling plants, 2 primary crushers and 1 train load out, for future development proposals; environmental is ongoing as part of planned ramp down activities compliance and reporting obligations; closure and rehabilitation considerations; local procurement and Key permit State Agreement contains conditions set by the Western community plans/initiatives/investment requirements; conditions Australian Government, including requirements payment of rent, taxes and government royalties for future development proposals; environmental compliance and reporting obligations; closure and Tenements granted by the Western Australian rehabilitation considerations; local procurement and Government under the WA Mining Act community plans/initiatives/investment requirements; Key permit conditions include resource reporting, payment of rent, taxes and government royalties environmental compliance and reporting, rehabilitation Tenements granted by the Western Australian considerations and offset payments and payment of Government under the WA Mining Act lease rentals and royalties Key permit conditions include resource reporting, Registered Indigenous Land Use Agreement environmental compliance and reporting, rehabilitation with conditions, including appropriate native title considerations and offset payments and payment of compensation and opportunity sharing; enshrine lease rentals and royalties heritage protections and land access rights; and guarantee certain heritage, environment and Registered Indigenous Land Use Agreements with consultation processes conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, Mine & location environment and consultation processes WAIO Pilbara region, Western Australia Mine & location Yarrie Nimingarra WAIO Pilbara region, Western Australia Mining Area C Jimblebar South Flank Bills Hill, Eastern Syncline and Mt Helen (jointly called Western Ridge deposits) Mt Goldsworthy joint venture Means of access Private road Jimblebar operation* Yarrie and Nimingarra iron ore transported by Means of access Private road Mt Goldsworthy JV-owned rail to Port Hedland (218 km) Jimblebar ore is transported via overland conveyor Mining Area C and South Flank iron ore transported by (12.4 km) and by Mt Newman JV-owned rail to Mt Newman JV-owned rail to Port Hedland (360 km) Port Hedland (428 km) South Flank iron ore transported by overland conveyors The Western Ridge deposits are located close to (8_16 km) to the Mining Area C processing hub Newman Operations and all production will be trucked and/or transported via overland conveyor Mt Goldsworthy JV railway spur links Mining Area C and South Flank to Yandi JVs railway spur Type and amount BHP Minerals 85% of ownership Type and amount BHP Minerals 85% ITOCHU Minerals and Energy of Australia 8% of ownership Mitsui Iron Ore Corporation 7% Mitsui & Co. Iron Ore Exploration & Mining 7% ITOCHU Minerals and Energy of Australia 8% *Jimblebar is an incorporated venture with the above companies holding A Class Shares with rights to certain Operator BHP parts of mining lease 266SA held by BHP Iron Ore (Jimblebar) Pty Ltd (BHPIOJ) BHP Minerals holds 100% of the B Class Shares, which has rights to all other Jimblebar assets

190 BHP Annual Report 2025 1 Information on mining operations continued Title, leases 1 mineral lease and 1 mining lease both granted Title, leases Sublease over part of Mt Goldsworthy Mining Area C or options and pursuant to the Iron Ore (Goldsworthy _ Nimingarra) or options and mineral lease that expires on the earlier of termination of acreage involved Agreement Act 1972, expire in 2035, with rights to acreage involved the mineral lease or the end of the POSMAC JV successive renewals of 21 years each. ML251SA and ML281SA _ approximately 56,335 hectares M263SA _ approximately 15,623 hectares History and stage Production stage A number of smaller mining leases granted under the WA of property Mining Act expire in 2026 with rights to successive renewals Production commenced in October 2003 of 21 years. 5 leases _ approximately 2,999 hectares POSMAC JV sells all ore to Mt Goldsworthy JV 3 mineral leases granted under the Iron Ore (Mount at Mining Area C Goldsworthy) Agreement Act 1964, which expire 2028, Mine type & Open-cut with rights to successive renewals of 21 years each mineralisation Bedded ore types classified as per host Archaean or ML235SA, ML249SA and ML281SA _ approximately style Proterozoic iron formation, which is Marra Mamba 91,124 hectares Power source Power for all mine operations in the Central and Eastern History and stage Production stage Pilbara is supplied by BHPs natural gas-fired Yarnima of property Operations commenced at Mt Goldsworthy in 1966 and power station at Shay Gap in 1973 Power consumed in port operations is supplied via a Original Goldsworthy mine closed in 1982 contract with APA Group Associated Shay Gap mine closed in 1993 Processing POSMAC sells all ore to Mt Goldsworthy JV, which is Mining at Nimingarra mine ceased in 2007, then plants and other then processed at Mining Area C continued from adjacent Yarrie area available facilities Production commenced at Mining Area C mine in 2003 Key permit Key permit conditions of POSMAC joint venture are conditions captured within the Mount Goldsworthy joint venture key Yarrie mine operations were suspended in February 2014 permit conditions outlined above First ore at South Flank commenced in May 2021 Mine type & Mining Area C, South Flank, Yarrie and Nimingarra are Coal mining operations mineralisation open-cut The following table includes details about our mining operations as at style Bedded ore types classified as per host Archaean 30 June 2025. or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra; iron-rich detrital material This table should be read in conjunction with OFR 6.3 and the production is also present table and reserves and resources tables in Additional information 4 and 6. Power source Power for Yarrie and Shay Gap is supplied by their own small diesel generating stations Mine & location Power for all remaining mine operations in the Central BHP Mitsubishi Bowen Basin, Queensland, Australia and Eastern Pilbara is supplied by BHPs natural Alliance (BMA) Goonyella Riverside gas-fired Yarnima power station Broadmeadow Power consumed in port operations is supplied via a contract with APA Group Caval Ridge Peak Downs Processing Mining Area C: 2 primary crushers, 2 ore handling Saraji and Saraji South mines plants and other plants, stockyard blending facility and train load out available facilities (nominal capacity 64 Mtpa) Central Queensland Coal Associates joint venture South Flank: 2 primary crushers, 1 ore handling plant, Means of access Public road stockyard and blending facility and train load out Coal transported by rail to Hay Point Coal Terminal (nominal capacity 80 Mtpa) Key permit State Agreements contain conditions set by the Western Distances between the mines and port are between conditions Australian Government, including requirements for future 191 km and 212 km development proposals; environmental compliance Type and amount BHP 50% and reporting obligations; closure and rehabilitation of ownership considerations; local procurement and community plans/ Mitsubishi Development 50% initiatives/investment requirements; payment of rent, taxes Operator BMA and government royalties Tenements granted by the Western Australian Title, leases Mining leases, including undeveloped tenements, have Government under the WA Mining Act or options and expiry dates ranging up to 2045, renewable for further acreage involved periods as Queensland Government legislation allows Key permit conditions include resource reporting, Approximately 79,752 hectares environmental compliance and reporting, rehabilitation Mining is permitted to continue under the legislation considerations and offset payments and payment of during the renewal application period lease rentals and royalties All required renewal applications were lodged and Registered Indigenous Land Use Agreements with pending a decision from the Minister conditions, including appropriate native title compensation History and stage Production stage and opportunity sharing; enshrine heritage protections of property and land access rights; and guarantee certain heritage, Goonyella mine commenced in 1971, merged with environment and consultation processes adjoining Riverside mine in 1989 Operates as Goonyella Riverside Mine & location Production commenced at: WAIO Pilbara region, Western Australia _ Peak Downs in 1972 POSMAC joint venture _ Saraji in 1974 _ Norwich Park in 1979 Means of access Private road _ Broadmeadow (longwall operations) in 2005 POSMAC JV sells ore to Mt Goldsworthy JV at Mining Area C _ Caval Ridge in 2014 Ore is transported via Mt Goldsworthy JV-owned rail Production at Saraji South (formerly Norwich Park) and Mt Newman JV-owned rail to Port Hedland ceased in May 2012. Since October 2022, limited product has been sourced from Saraji South for Mt Goldsworthy JV railway spur links Mining Area C to processing at Saraji Yandi JVs railway spur Mine type & All open-cut except Broadmeadow Type and amount BHP Minerals 65% mineralisation (longwall underground) of ownership ITOCHU Minerals and Energy of Australia 8% style Bituminous coal is mined from the Permian Moranbah Mitsui Iron Ore Corporation 7% Coal measures POS-Ore 20% Products range from premium-quality, low-volatile, Operator BHP high-vitrinite hard coking coal to medium-volatile hard coking coal and medium ash thermal coal as a secondary product

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 191 Power source Queensland electricity grid connection is under long-term History and stage Production stage contracts and energy purchased under Renewable of property Commissioned in 1995 by WMC Power arrangements and Retail Agreements Acquired in 2005 as part of WMC acquisition Processing On-site beneficiation processing facilities plants and other Mt Keith satellite mine contains 2 open-pit mines: Combined nominal capacity of 81 Mtpa ROM at 4% Six Mile Well and Goliath, both in full production available facilities moisture basis Nickel West operations transitioned to temporary Key permit Key permit conditions are contained in the various suspension in the period ending 31 December 2024 conditions legislation set by the Queensland Government and include conditions relating to carrying out works in Mine type & Open-cut accordance with the environmental authority and mineralisation Disseminated textured magmatic nickel-sulphide approved development plans, payment of rents, reporting style mineralisation associated with a metamorphosed and payment of royalties. Mining leases granted under ultramafic intrusion the Central Queensland Coal Associates Agreement Act Power source On-site third-party gas-fired turbines and renewable 1968 place an extraction cap of 1,823 Mt solar generation with backup from diesel engine generation Mine & location Contracts expire in December 2038 Natural gas sourced and transported under separate New South Wales Approximately 126 km northwest of Newcastle, long-term contracts Energy Coal New South Wales, Australia Processing Concentration plant with a nominal capacity of 11 Mtpa Mt Arthur Coal plants and other of ore Means of access Public road available facilities Coal transported by third-party rail Key permit Use of the land for the purposes set out by the Western conditions Australian Government under granted mining tenements Type and amount BHP 100% of ownership and broadly comprise of submission of detailed mining Operator BHP proposals; payment of royalties, annual rent to the State Government; rates to relevant local governments; Title, leases New South Wales Energy Coal holds 10 mining leases, compliance with environmental regulations and mine or options and 2 subleases and 1 exploration licence closure requirements and other reporting obligations. acreage involved Existing mining operations are also subject to an Total mining leases approximately 8,750 hectares Indigenous Land Use Agreement (ILUA), which includes History and stage Production stage commitments for payments made to trust accounts; of property Indigenous employment and business opportunities; Production commenced in 2002 (previous operations heritage and cultural protections dating to the early 1960s) Approval to expand mining granted in 2010 with an additional area also granted by an approval modification Mine & location in 2014 Nickel West 375 km north of Kalgoorlie, Western Australia In FY2022, BHP announced our decision to transition Mt Arthur Coal to closure in 2030, based on the mine Venus sub-level caving operation reaching the end of its economic life. In FY2025, BHP B11 block caving operation gained approval from the NSW Government to extend Camelot open-pit mine mining activities at Mt Arthur Coal for an additional four Rockys Reward open-pit mine years, from July 2026 to June 2030 Mine type & Open-cut Leinster mine complex and concentrator mineralisation style Produces a medium rank bituminous thermal coal Means of access Public road Power source New South Wales electricity grid connection under Nickel concentrate shipped by road and rail to Kalgoorlie a deemed long-term contract and energy purchased via Nickel Smelter a Retail Agreement Type and amount BHP 100% Processing Beneficiation facilities: coal handling, preparation, of ownership plants and other washing plants Operator BHP available facilities Nominal capacity in excess of 23 Mtpa Title, leases Mining leases granted by Western Australian Government Key permit The approval to extend mining activities until June 2030 or options and Key leases expire between 2025 and 2040 conditions contains key conditions on coal extraction, transport acreage involved Renewals of principal mineral lease in accordance limits and rehabilitation requirements under the Mining with State Agreement ratified by the Nickel (Agnew) Act 1992 Agreement Act 1974 Nickel mining operations Leinster mining leases approximately 6,325 hectares The following table contains additional details of our mining operations. Camelot mining leases approximately 2,353 hectares This table should be read in conjunction with OFR 6.5 and the production History and stage Production stage table and reserves and resources tables in Additional information 4 and 6. of property Production commenced in 1979 Acquired in 2005 as part of WMC acquisition Mine & location Leinster underground ceased operations in 2013 and Nickel West 450 km north of Kalgoorlie, Western Australia recommenced operations in 2016 with Venus sub-level Mt Keith mine cave now in operation and B11 block cave developing its undercut and draw points Mt Keith satellite mine (Yakabindie) Mt Keith mine and concentrator Rockys Reward open-pit mine ceased mining in 2021 Nickel West operations transitioned to temporary Means of access Private road suspension in the period ending 31 December 2024 Nickel concentrate transported by road to Leinster for Mine type & Open-cut and underground drying and on-shipping mineralisation Steeply dipping disseminated and massive textured Type and amount BHP 100% style nickel-sulphide mineralisation associated with of ownership metamorphosed ultramafic lava flows and intrusions Operator BHP Power source On-site third-party gas-fired turbines and renewable solar generation with back up from diesel engine generation Title, leases Mining leases granted by Western Australian Government Contracts expire in December 2038 or options and Key leases expire between 2029 and 2036 acreage involved Natural gas sourced and transported under separate First renewal of 21 years is as a right. Further renewals long-term contracts at government discretion Mt Keith mining leases approximately 9,240 hectares Processing Concentration plant with a nominal capacity of plants and other 3 Mtpa of ore Mt Keith satellite mining leases approximately 3,835 hectares available facilities

192 BHP Annual Report 2025 1 Information on mining operations continued Key permit Use of the land for the purposes set out by the Western Mine type & Open-pit (still in project stage) conditions Australian Government under the Nickel (Agnew) mineralisation Magmatic nickel and copper sulphide Agreement Act 1974 and granted mining tenements style and broadly comprise of submission of detailed mining Power source Currently supplied by diesel generation during proposals; payment of royalties, annual rent to the temporary suspension State Government; rates to relevant local governments; Processing plants Crushing, vertical roller mill, flotation producing separate compliance with environmental regulations and mine and other available nickel and copper concentrates (still in project stage) closure requirements and other reporting obligations. facilities Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes Key permit Use of the land for the purposes set out by the Western commitments for payments made to trust accounts; conditions Australian Government under granted mining tenements Indigenous employment and business opportunities; and broadly comprise of submission of detailed mining heritage and cultural protections proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine Mine & location closure requirements and other reporting obligations. Nickel West 450 km north of Kalgoorlie, Western Australia Existing mining operations are also subject to a Mining Agreement with the Native Title holders which includes Cliffs mine commitments for payments made to trust accounts; Means of access Private road Indigenous employment and business opportunities; heritage and cultural protections Nickel ore transported by road to Leinster or Mt Keith for further processing Nickel smelters, refineries and processing plants Type and amount BHP 100% of ownership Smelter, refinery or processing plant Operator BHP Nickel West 56 km south of Kalgoorlie, Western Australia Title, leases Mining leases granted by Western Australian Government Kambalda nickel concentrator or options and Key leases expire between 2026 and 2046 acreage involved Ownership BHP 100% First renewal of 21 years is as of right. Further renewals Operator BHP at government discretion Mining leases approximately 2,675 hectares Title, leases Mineral leases granted by Western Australian Government History and stage Production stage or options Key leases expire in 2028 with no right of renewal of property Production commenced in 2008 Mining leases approximately 242 hectares Acquired in 2005 as part of WMC acquisition Key permit Use of the land for the purposes set out by the Western Nickel West operations transitioned to temporary conditions Australian Government under granted mining tenements suspension in the period ending 31 December 2024 and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the Mine type & Underground State Government; rates to relevant local government; mineralisation Steeply dipping massive textured nickel-sulphide compliance with environmental regulations and mine style mineralisation associated with metamorphosed closure requirements and other reporting obligations ultramafic lava flows Product Concentrate containing approximately 13% nickel Power source Supplied from Mt Keith Power source On-site third-party gas-fired turbines supplemented Processing Mine site by access to grid power plants and other Contracts expire in December 2038 available facilities Natural gas sourced and transported under separate Key permit Use of the land for the purposes set out by the Western long-term contracts conditions Australian Government under granted mining tenements and broadly comprise of submission of detailed mining Nominal 1.6 Mtpa ore proposals; payment of royalties, annual rent to the production Nickel sourced through ore tolling and concentrate State Government; rates to relevant local government; capacity purchase arrangements with third parties in Kambalda compliance with environmental regulations and mine and outer regions closure requirements and other reporting obligations. Existing mining operations are also subject to an Nickel West operations transitioned to temporary Indigenous Land Use Agreement (ILUA), which includes suspension in the period ending 31 December 2024 commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections Smelter, refinery or processing plant Nickel West Kalgoorlie, Western Australia Mine & location Kalgoorlie nickel smelter West Musgrave Musgrave Province, Western Australia Ownership BHP 100% Project Operator BHP Means of access Public road Title, leases Freehold title over the property Type and amount BHP 100% or options of ownership Key permit Payment of rates to relevant local government, Operator BHP conditions compliance with environmental regulations and mine closure requirements and other reporting obligations Title, leases The Project contemplates 2 copper and nickel deposits or options and (Babel pit and Nebo pit) within the West Musgrave Product Matte containing approximately 65% nickel acreage involved Ranges of Western Australia Power source On-site third-party gas-fired turbines supplemented by Mining lease granted by Western Australian Government access to grid power Key mining lease expires 2043 Contracts expire in December 2038 First renewal of 21 years is as a right. Further renewals Natural gas sourced and transported under separate at government discretion long-term contracts Development Envelope of 20,852 hectares Nominal production 110 ktpa nickel metal in matte capacity Nickel West operations transitioned to temporary History and stage Scoping studies completed in 2017 suspension in the period ending 31 December 2024 of property Pre-feasibility study completed by OZ Minerals and Cassini Resources Ltd in 2020 Acquired by OZ Minerals in October 2020 Final investment decision in September 2022 Acquired in 2023 as part of OZ Minerals acquisition West Musgrave Project transitioned to temporary suspension in the period ending 31 December 2024

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 193 Smelter, refinery or processing plant Processing Underground automated train and trucking network plants and other feeding crushing, storage and ore hoisting facilities Nickel West 30 km south of Perth, Western Australia available facilities 2 grinding circuits Kwinana nickel refinery Ownership BHP 100% Nominal milling capacity of 11 Mtpa Operator BHP Flash furnace produces copper anodes, which are then refined to produce copper cathodes Title, leases Freehold title over the property Electrowon copper cathode and uranium oxide or options concentrate produced by leaching and solvent extracting flotation tailings Key permit Payment of rates to relevant local government, Gold cyanide leach circuit and gold room producing conditions compliance with environmental regulations and mine gold bullion and silver bullion closure requirements and other reporting obligations Product London Metal Exchange grade nickel briquettes, Key permit The Roxby Downs (Indenture Ratification) Act 1982 nickel powder conditions (Indenture Act) applies to Olympic Dams operations. It contains conditions from the South Australian Also intermediate products, including copper sulphide, Government, including relating to the protection and cobalt-nickel-sulphide, ammonium sulphate management of the environment; water; closure Nickel sulphate containing approximately 22% nickel and rehabilitation considerations; local procurement and Power source Power is sourced from the local grid, which is supplied community plans/initiatives/project commitments; and under a retail contract, supplemented by a Power payment of royalties Purchase Agreement with Merredin Solar Farm for 50% The Olympic Dam operations rely on an impact assessment of its output for operations conducted in 1997 (1997 EIS) Nominal 82.5 ktpa nickel metal in powder, briquettes and nickel At a Commonwealth level, Olympic Dam relies on an production sulphate (with approval to increase up to 90 ktpa) exemption from the Environment Protection Biodiversity capacity 99 kt_100 kt nickel sulphate (approximately Conservation Act 1999 (EPBC Act) based on the 1997 22 kt_24 kt nickel) EIS under the Environmental Reform (Consequential Provisions) Act 1999 Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024 Mine & location Copper South Australia Carrapateena 470 km northwest of Adelaide, South Australia Copper mining operations Means of access 60 km private access road The following table contains additional details of our mining operations. Copper concentrate (containing gold and silver) trucked This table should be read in conjunction with OFR 6.1 and the production to ports table and reserves and resources tables in Additional Information 4 and 6. Type and amount BHP 100% Mine & location of ownership Operator BHP Olympic Dam 560 km northwest of Adelaide, South Australia Title, leases The Carrapateena Project holds a mining lease Means of access Public road or options and (ML 6471) and 5 miscellaneous purposes licences Copper cathode trucked to port acreage involved (MPL 149, 152, 153, 154 and 156), which were granted Uranium oxide trucked to ports by the South Australian Government and expire in January 2039, with the exception of Gold bullion transported by road and plane MPL 149 which expires in July 2038 Type and amount BHP 100% Approximately 44,144 hectares in size across all of ownership 6 tenements Operator BHP An application for tenement extensions can be made Title, leases Special Mining Lease (SML1) granted by South within 6 months of the tenement expiry date or options and Australian Government (pursuant to the Roxby Downs History and stage 2011 _ OZ Minerals acquired Carrapateena acreage involved (Indenture Ratification) Act 1982 (Indenture Act) expires of property exploration project in 2036 2019 _ First saleable concentrate produced Approximately 17,788 hectares 2020 _ 4.25 Mtpa ramp up achieved Right of extension for 50 years (subject to remaining 2020 _ Block Cave expansion approved mine life) 2020 _ New 270 km transmission line to Prominent Hill History and stage Production stage via Carrapateena commissioned of property Acquired in 2005 as part of Western Mining Corporation 2022 _ Cave propagated to surface (WMC) acquisition 2023 _ Acquired as part of OZ Minerals acquisition Copper production began in 1988 2024 _ Commissioning of Crusher Station 2 Nominal milling capacity raised to 9 Mtpa in 1999 2025 _ Commissioning of the Hydrofloat Project New copper solvent extraction plant commissioned Mine type & Underground in 2004 mineralisation style Major smelter maintenance campaigns completed Iron oxide copper gold mineralisation in 2017 and 2022 Power source Electricity transmitted via private high voltage power Nominal milling capacity raised to 11 Mtpa in 2023 line supplied by ElectraNet under a Build Own Operate Maintain (BOOM) agreement that is part of the Mine type & Underground Transmission Connection Agreement (TCA) mineralisation style Large poly-metallic deposit of iron oxide-copper- Power is sourced from the local grid, which is supplied uranium-gold mineralisation Power source Electricity transmitted via BHPs 275 kV power line under a retail agreement Processing Conventional crushing, grinding and flotation on from Port Augusta and ElectraNets system upstream plants and other mine site of Port Augusta available facilities Nominal milling capacity of ~7 Mtpa Power is sourced from the local grid, which is supplied under a retail contract, currently supplemented by Power Purchase Agreement with Iberdrola

194 BHP Annual Report 2025 1 Information on mining operations continued Key permit The SA Mining Act and associated Mining Regulations Minerals Americas conditions 2020 (SA) apply to the Carrapateena operations. Each Copper mining operations tenement document (either ML or MPL) in conjunction with the operations Program for Environment Protection The following table contains additional details of our mining operations. and Rehabilitation (PEPR), MPEPR2024/009 outlines This table should be read in conjunction with OFR 6.1 and the production the conditions from the South Australian Government table and reserves and resources tables in Additional information 4 and 6. that must be complied with including those relating to the protection and management of the environment, water, Mine & location closure and rehabilitation The Carrapateena operations are also approved by the Escondida Atacama Desert 170 km southeast of Antofagasta, Chile Federal Government under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) Means of access Private road available for public use and as such has further conditions regarding nationally Copper cathode transported by rail to ports at threatened flora and fauna species Antofagasta and Mejillones Copper concentrate transported by Escondida-owned Mine & location pipelines to its Coloso port facilities Type and amount BHP 57.5% Prominent Hill 650 km northwest of Adelaide, South Australia of ownership Rio Tinto 30% Means of access Mine access road (45 km off Stuart Highway) JECO Corporation 10% Copper concentrate (containing gold and silver) transported by road and rail JECO 2 Ltd 2.5% Type and amount BHP 100% Operator BHP of ownership Title, leases Mining concession from Chilean Government valid Operator BHP or options and indefinitely (subject to payment of annual fees) acreage involved Mining concessions (exploitation) approximately Title, leases Mining lease ML 6228 granted by South Australian or options and Government expires in August 2041 380,000 hectares acreage involved Miscellaneous purpose licences (MPL 81, 82, 83, 84, History and stage Production stage 91, 93, 94, 96, 97, 101, 112 to 117 and 119 to 122) and of property Original construction completed and production extractive mineral leases (EML 6234, 6236 to 6242, commenced in 1990 6278 to 6296, 6299 to 6301) which were granted by the Start of operations of the third concentrator plant in 2015 South Australian Government and expire in August 2041 Inauguration of Escondida Water Supply desalination Approximately 11,401 hectares across all 51 tenements History and stage 2009 _ Malu open-pit mine commissioned plant (CY2018) and its extension (CY2019) Full SaL, a BHP designed technology, achieved first of property 2012 _ Ankata underground mine expansion production at Escondida in FY2025 commissioned 2015 _ Malu underground mine expansion Key permit Mining companies in Chile must obtain environmental commissioned conditions approvals for their projects, issued by the Environmental Assessment Agency (SEA), in order to operate, plus all 2017 _ Expansion of the underground operation with applicable permits from sectorial agencies new northern decline (Liru) Depending on the particular impacts of the project to 2018 _ Malu open-pit mine safely closed after more than be assessed, approvals can be obtained following a 100 Mt of ore mined over 10 years full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA) 2019 _ Underground ramp up to 4.0 Mt Mine type & 2 open-cut pits: Escondida and Escondida Norte 2019 _ Prominent Hill expansion study commenced 2021 _ Wira shaft mine expansion investment approved mineralisation style Escondida and Escondida Norte mineral deposits are 2022 _ Decision to increase the electric hoisting shafts adjacent but distinct supergene enriched porphyry capacity from 6 Mtpa to 6.5 Mtpa copper deposits Power source Electricity is sourced from 100% renewable sources 2023 _ Acquired as part of OZ Minerals acquisition and certified by the Chilean Electricity Authority 2025 _ Wira shaft sink completed (Coordinador Electrico Nacional _ CEN) Mine type & Underground Renewable power purchase agreements (PPAs) with mineralisation style third parties supply approximately 99% of Escondida Iron oxide copper gold mineralisation electricity needs with the balance supplied by Tamakaya Power source Electricity transmitted via a private High Voltage power SpA (100% owned by BHP) line is supplied by ElectraNet under a Build Own Escondida-owned transmission lines connect to Chiles Operate Maintain (BOOM) agreement that is part of the national power grid Transmission Connection Agreement (TCA) and BHPs 132 kV power line to Prominent Hill at a junction point Processing Crushing facilities feed concentrator and close to the Olympic Dam mine. plants and other leaching processes available facilities 3 concentrator plants produce copper concentrate Power is sourced from the local grid, which is supplied under a retail agreement from sulphide ore by flotation extraction process (by-products: gold and silver) and a tailings Processing Conventional crushing, semi-autogenous grinding (SAG) storage facility plants and other and ball mill grinding circuit and flotation processing available facilities plant on site 2 solvent extraction and electrowinning plants produce copper cathode Nameplate capacity of 10 Mtpa Nominal capacity: 422 ktpd (nominal milling capacity) Key permit The SA Mining Act and associated Mining Regulations and 350 ktpa copper cathode (nominal capacity of conditions 2020 (SA) apply to the Prominent Hill operations. Each tank house) tenement document (either ML or MPL) in conjunction with the operations Program for Environment Protection 2 x 168 km concentrate pipelines, 167 km water pipeline and Rehabilitation (PEPR), MPEPR2022/137 outlines Port facilities at Coloso, Antofagasta the conditions from the South Australian Government Desalinated water plant (total water capacity of that must be complied with including those relating to the 3,800 litres per second) protection and management of the environment, water, closure and rehabilitation The Prominent Hill operations are also approved by the Federal Government under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) and as such have further conditions regarding nationally threatened flora and fauna species.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 195 Mine & location History and stage Production stage of property Commercial production commenced in 1994 Pampa Norte Atacama Desert Spence 162 km northeast of Antofagasta, Chile Expansions in 1996 and 1998 Means of access Public road Cerro Colorado entered temporary care and maintenance stage in December 2023 Copper cathode transported by rail to ports at Mejillones and Antofagasta Key permit Mining companies in Chile must obtain environmental conditions approvals for their projects, issued by the Environmental Copper concentrate transported by rail or trucks to port Assessment Agency (SEA), in order to operate, plus all in Mejillones applicable permits from sectoral agencies Molybdenum concentrate is transported by trucks Depending on the impacts of the project to be assessed, Type and amount BHP 100% approvals can be obtained following a full Environmental of ownership Impact Study (EIA) or after a less complex instrument called Environmental Impact Declaration (DIA) Operator BHP Mining companies in Chile that enter a care and Title, leases Mining concession from Chilean Government valid maintenance period must obtain approval of a or options and indefinitely (subject to payment of annual fees) Temporary Closure Plan, sectorial permit, from acreage involved Mining concessions (exploitation): approximately 44,000 hectares Sernageomin (Mining Authority). This permit is initially granted for a period of 2 years and is renewable for an History and stage Production stage additional period of up to 3 years of property First copper cathode produced in 2006 Mine type & Open-cut mineralisation style Enriched and oxidised porphyry copper deposit Spence Growth Option (i.e. the 95 ktpd copper concentrator and molybdenum plants) produced containing in situ copper oxide mineralisation that first copper concentrate in December 2020 and first overlies a near-horizontal sequence of supergene molybdenum in April 2022 sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation Key permit Mining companies in Chile must obtain environmental conditions approvals for their projects, issued by the Environmental Power source Electricity sourced from 100% renewable sources Assessment Agency (SEA), in order to operate, plus all and certified by the Chilean Electricity Authority applicable permits from sectoral agencies (Coordinador Electrico Nacional _ CEN) Depending on the impacts of the project to be assessed, Electricity purchased from external vendors approvals can be obtained following a full Environmental Processing Crushing facilities, dynamic leach pads, solvent Impact Study (EIA) or after a less complex instrument plants and other extraction plant, electrowinning plant called Environmental Impact Declaration (DIA) available facilities Mine type & Open-cut Nominal capacity of tank house: mineralisation style 130 ktpa copper cathode Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene Mine & location sulphides, transitional sulphides and finally primary Antamina Andes mountain range, Peru (hypogene) sulphide mineralisation Mine: San Marcos _ Ancash, 270 km northeast of Lima Power source Electricity is sourced from 100% renewable sources and certified by the Chilean Electricity Authority Port: Huarmey _ Ancash, 300 km north of Lima (Coordinador Electrico Nacional _ CEN) Means of access Public road Renewable power purchase agreements (PPAs) Copper and zinc concentrates transported by Antamina-with third parties supply most of Spence electricity owned pipeline to its Punta Lobitos port needs. The remainder is supplied by Tamakaya SpA Molybdenum and lead/bismuth concentrates transported (100% owned by BHP) Spence-owned transmission lines connect to Chiles by truck national power grid Type and amount BHP 33.75% Processing Crushing facilities feed concentrator and of ownership Glencore 33.75% plants and other leaching processes Teck 22.5% available facilities 1 copper concentrator plant with 95 ktpd capacity Mitsubishi 10% (by-products: gold and silver), molybdenum plant and Operator Compania Minera Antamina S.A. a 1,000 litres per second desalinated water plant under a Build Own Operate Transfer (BOOT) agreement and a Title, leases Mining rights from Peruvian Government held tailings storage facility or options and indefinitely, subject to payment of annual fees and acreage involved supply of information on investment and production Dynamic leach pads, solvent extraction and electrowinning plant Total acreage: approximately 6,600 hectares Nominal capacity of tank house: 200 ktpa copper cathode History and stage Production stage of property Commercial production commenced in 2001 Key permit During FY2024, the National Environmental Certification Mine & location conditions Service (SENACE) approved Antaminas Modification of Pampa Norte Atacama Desert the Environmental Impact Assessment (MEIA 1), allowing Cerro Colorado 120 km east of Iquique, Chile the extension of the mines operational life from CY2028 Means of access Public road to CY2036, within its current operational footprint as at the date of this report. In FY2025, Antamina advanced the Copper cathode trucked to port at Iquique implementation of the commitments outlined in MEIA 1 Type and amount BHP 100% Mine type & Open-cut of ownership mineralisation Zoned porphyry and skarn deposit with central copper style dominated ores and an outer band of copper-zinc Operator BHP dominated ores Title, leases Mining concession from Chilean Government valid or options and indefinitely (subject to payment of annual fees) Power source Contracts with individual power producers acreage involved Transitioned to care and maintenance in Processing Primary crusher, concentrator, copper and zinc flotation December 2023 plants and other circuits, bismuth/moly cleaning circuit available facilities Nominal milling capacity 145 ktpd Mining concessions (exploitation): approximately 34,000 hectares 304 km concentrate pipeline Port facilities at Huarmey

196 BHP Annual Report 2025 1 Information on mining operations continued Mine & location History and stage Exploration stage of property The Vicuna project is targeting the integrated Resolution Superior/Project: Pinal _ Arizona development of the Josemaria and the Filo del Sol 100 km east of Phoenix, United States copper-gold-silver deposits Means of access Public road The Filo del Sol deposit is located predominantly in Type and amount BHP 45% the San Juan Province of Argentina, extending into the of ownership Atacama Region of Chile. Filo Corp., the prior owner Rio Tinto 55% (operator) Operator Resolution Copper Mining LLC of Filo del Sol, completed a pre-feasibility study for the standalone development of the oxide component of the Title, leases or Private land, patented and unpatented mining claims Filo del Sol deposit in CY2024 options and acreage Total acreage: approximately 46,000 acres The Josemaria deposit is located approximately involved 10 km from Filo del Sol, entirely within the San Juan History and stage Exploration stage Province, Argentina. A feasibility study for Josemaria of property as a standalone project was completed in November Resolution deposit is within the footprint of and adjacent 2020 by Josemaria Resources (prior to Lundin Minings to the historical Magma Copper Mine acquisition of the deposit) and an Environmental Social Resolution non-operated joint venture (NOJV) formed in Impact Assessment was approved by the Mining 2004 with Rio Tinto as operator Authority of San Juan, Argentina, in April 2022. In March 2022, following the discovery of the high-grade Key permit The Resolution Copper project is subject to a Aurora Zone, BHP acquired an initial 5 per cent equity conditions federal permitting process pursuant to the National interest in Filo Corp, which owned 100 per cent of Filo Environmental Policy Act (NEPA) and other US del Sol. BHP completed additional incremental equity legislation, including requirements for consultation, investments in Filo Corp between 2022 and 2025, coordination and collaboration with Native increasing our ownership to approximately 6 per cent American Tribes In FY2025, BHP and Lundin Mining completed the joint The NEPA process is led by the US Forest Service. acquisition of the remaining interest of Filo Corp The Final Environmental Impact Statement (FEIS) Concurrent to the acquisition of Filo Corp., BHP required by NEPA was published in June 2025 and is and Lundin Mining formed Vicuna Corp., a 50/50 subject to an objection process prior to a final Record independently operated joint venture, to hold Josemaria of Decision being published, expected late 2025 and Filo del Sol. Josemaria was previously 100 per cent (subject to any legal challenges) owned by Lundin Mining. Lundin Mining contributed its The publication of the FEIS was also a prerequisite interest in the Josemaria deposit to the joint venture for a for the land exchange (LEX) with the US Government cash payment from BHP to secure land critical for the project, under the 2014 Key permit Vicuna is subject to a range of permitting requirements, Land Exchange Act. The FEIS and LEX remain under conditions predominantly led by the Province of San Juan ongoing litigation Mine type & The Resolution Copper Project is also required to obtain Open-pit several state and local permits, including air quality and mineralisation Porphyry-epithermal copper-gold-silver deposits groundwater protection permits style Mine type & Underground Power source Power generated on-site mineralisation style Porphyry copper and molybdenum deposit Processing 1,000-person camp established on-site at Batidero plants and other Administrative offices in the city of San Juan, San Juan Power source 115 kV power lines to East and West Plant sites with available facilities supply contract with Salt River Project Province, Argentina Vicuna corporate head office in Vancouver, Processing Water treatment and reverse osmosis plant, 2 active British Columbia, Canada plants and other underground shafts with associated support infrastructure, available facilities including hoisting, ventilation and cooling, and a rail corridor connecting the site to the national rail network Iron ore mining operations The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 6.2 and the production Mine & location Vicuna San Juan Province of Argentina and Atacama Region table and reserves and resources tables in Additional information 4 and 6. of Chile Mine & location 150 km southeast of Copiapo, Chile Samarco Southeast Brazil Means of access Private road Samarco mine: Mariana _ Minas Gerais, 130 km Type and amount 50% BHP southeast of Belo Horizonte of ownership 50% Lundin Mining Port: Anchieta _ Espirito Santo, 520 km east of Belo Horizonte Operator Vicuna Corp. Means of access Public road Title, leases Exploration and exploitation mining rights in Argentina or options and and in Chile Iron ore pellets exported via Samarco port acreage involved facilities _ Ubu Port Total acreage: approximately 117,116 hectares Type and amount BHP Brasil Ltda. 50% of ownership Vale S.A. 50% Operator Samarco Mineracao S.A. Title, leases Mining concessions granted by Brazilian Government or options and subject to compliance with the mine plan acreage involved Samarco recommenced iron ore pellet production in December 2020, having met licensing requirements to restart operations at its Germano complex in Minas Gerais and its Ubu complex in Espirito Santo Mining rights for approximately 1,605 hectares History and stage Production stage of property Production began at Germano mine in 1977 and at Alegria complex in 1992 Second pellet plant built in 1997 Third pellet plant, second concentrator and second pipeline built in 2008 Fourth pellet plant, third concentrator and third pipeline built in 2014

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 197 Key permit Samarco obtained an operating licence (LOC _ Corrective Mine & location conditions Operating Licence) for the resumption of operations In June 2025, Samarco obtained the long-term licence. Pedra Branca Agua Azul do Norte, Para Approximately 160 km from Maraba and 900 km from The licence encompasses planned expansion of Belem in the state of Para, Brazil the mining area as well as the development of new infrastructure for waste and tailings stacked disposal in Means of access Public road piles, which allows the company to reach 100% production From Agua Azul to Parauapebas from highway (PA 150) capacity, subject to investment approvals. A future to be transported by train to the port of Itaqui in Sao licence will be required for the continuity of the business Luiz, state of Maranhao, Brazil encompassing further tailings stacked disposal areas Type and amount BHP 100% Mine type & Open-cut of ownership mineralisation Itabirites (metamorphic quartz-hematite rock) and friable Operator OZ Minerals Brasil style hematite ores Title, leases Property belongs to OZ Minerals Brasil Power source Samarco holds interests in 2 hydroelectric power plants, or options and which supply part of its electricity needs. The remainder acreage involved is purchased from the free electricity market History and stage 2018 _ OZ Minerals acquired mine operator Avanco Processing Facilities currently operating include 2 concentrators, of property Resources, including projects in the Carajas Copper plants and other a system of tailings disposal combining a confined pit Region and the Gurupi Greenstone Belt available facilities and filtration plant for dry stacking of sandy tailings, 2019 _ Construction commenced beneficiation plants, pipelines, 2 pellet plants Nominal milling capacity 93 ktpd (for 2 concentrators) 2020 _ First developmental ore sent to Antas for processing 400 kms concentrate pipeline 2021 _ Commencement of underground mining in Port facilities at Anchieta (Espirito Santo) Pedra Branca and inaugural resource identification announcement in Santa Lucia Other mining operations 2022 _ Ramped up to full production The following table contains additional details of our mining operations. 2023 _ Acquisition of OZ Minerals by BHP This table should be read in conjunction with OFR 6.4 and the production 2024 _ Santa Lucia project permitting process granted table and reserves and resources tables in Additional information 4 and 6. by SEMAS _ environment agency of Para State Mine & location 2024 _ Sale of gold assets (Gurupi Greenstone Belt) to G Mining Ventures Corp. Jansen (under Province of Saskatchewan construction) 2025 _ BHP continued strategic review of OZ Minerals Approximately 140 km east of Saskatoon, Canada copper assets in the Carajas region of Brazil Means of access Public road Key permit Closure plan to be updated in accordance with Muriate of Potash (MOP) to be transported by rail to the conditions requirements of ANM (n 68/2021) when the life of mine port at Westshore Terminal in Delta, British Columbia, changes Canada Annual environmental report (RIAA) required to be Type and amount BHP 100% submitted in accordance with the activities developed for of ownership the mine production Operator BHP Mine type & Underground mineralisation Iron oxide copper gold deposit. High-grade zones Title, leases Total area of the Jansen lease is approximately 1,120km2 style of semi-massive and breccia style mineralisation. or options and All surface lands have been acquired acreage involved Dominant chalcopyrite (copper mineralisation) History and stage Development stage Power source Electricity supplied via a 5 MW transmission line of property Stage 1 under construction Processing Material is processed in Antas Norte Plant, located in plants and other the municipality of Curionopolis Stage 2 in early stages of construction available facilities Plant capacity is 800 ktpa and tailings are deposited Key permit Jansen potash project received Ministerial approval under in the exhausted mine existing on-site conditions the Saskatchewan Environmental Assessment Act Mill, buildings and other facilities and infrastructure are Following approval, various federal, provincial and in the Curionopolis municipality municipal permits have been or will be obtained for construction and operation of facilities Mine type & Underground mineralisation The Lower Patience Lake (LPL) sub-member is style the potash horizon targeted for Jansen. The LPL sub-member is a bedded evaporite composed of sylvite (KCl), halite (NaCl) with variable amounts of disseminated insoluble and clay seams Power source Electricity transmitted via BHPs 230 kV substation and upstream provincial power utility system Processing Mill, buildings and other facilities and infrastructure are plants and other under construction available facilities

198 BHP Annual Report 2025 2 Financial information summary We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Financial Statements. For more information refer to the Financial Statements. Some information in this section has been presented on a Continuing operations basis to exclude the contribution from Discontinued operations. Year ended 30 June US$M 2025 2024 2023 2022 2021 Consolidated Income Statement (Financial Statements 1.1) Revenue 51,262 55,658 53,817 65,098 56,921 Profit from operations 19,464 17,537 22,932 34,106 25,515 Profit after taxation from Continuing operations 11,143 9,601 14,324 22,400 13,676 Profit/(loss) after taxation from Discontinued operations 10,655 (225) Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit) 9,019 7,897 12,921 30,900 11,304 Profit after taxation from Continuing operations attributable 9,019 to BHP shareholders 7,897 12,921 20,245 11,529 Dividends per ordinary share _ paid during the period (US cents) 124.0 152.0 265.0 350.0 156.0 Dividends per ordinary share _ determined in respect of the period (US cents) 110.0 146.0 170.0 325.0 301.0 In specie dividend on merger of Petroleum with Woodside (US cents) 386.4 Basic earnings per ordinary share (US cents)1 177.8 155.8 255.2 610.6 223.5 Diluted earnings per ordinary share (US cents)1 177.4 155.5 254.7 609.3 223.0 Basic earnings from Continuing operations per ordinary share 177.8 (US cents)1 155.8 255.2 400.0 228.0 Diluted earnings from Continuing operations per ordinary share (US cents)1 177.4 155.5 254.7 399.2 227.5 Number of ordinary shares (million)1 _ At period end 5,076 5,072 5,066 5,062 5,058 _ Weighted average 5,073 5,068 5,064 5,061 5,057 _ Diluted 5,083 5,077 5,073 5,071 5,068 Consolidated Balance Sheet (Financial Statements 1.3)2 Total assets 108,790 102,362 101,296 95,166 108,927 Net assets 52,218 49,120 48,530 48,766 55,605 Share capital (including share premium) 5,015 4,899 4,737 4,638 2,686 Total equity attributable to BHP shareholders 47,665 44,811 44,496 44,957 51,264 Consolidated Cash Flow Statement (Financial Statements 1.4) Net operating cash flows3 18,692 20,665 18,701 32,174 27,234 Capital and exploration expenditure4,5 9,794 9,273 7,083 7,545 7,120 Other financial information (OFR 13) Net debt5 12,924 9,120 11,166 333 4,121 Underlying attributable profit5 10,157 13,660 13,420 23,815 17,077 Underlying attributable profit _ Continuing operations5 10,157 13,660 13,420 21,319 16,985 Underlying EBITDA5 25,978 29,016 27,956 40,634 35,073 Underlying EBIT5 20,240 23,631 22,820 34,436 29,853 Underlying basic earnings per share (US cents)5 200.2 269.5 265.0 470.6 337.7 Underlying basic earnings per share _ Continuing operations (US cents)5 200.2 269.5 265.0 421.2 335.9 Underlying return on capital employed (per cent)5 20.6 27.2 28.8 48.7 32.5 1. For more information on earnings per share refer to Financial Statements note 7 Earnings per share. 2. The Consolidated Balance Sheet for comparative periods includes the associated assets and liabilities in relation to Blackwater and Daunia mines (disposed in FY2024), Petroleum (merger with Woodside in FY2022), BMC and Cerrejon (both disposed in FY2022) as IFRS 5 Non-current Assets Held for Sale and Discontinued Operations does not require the Consolidated Balance Sheet to be restated for comparative periods. 3. Net operating cash flows are after dividends received, net interest paid, proceeds and settlements of cash management related instruments, net taxation paid and includes Net operating cash flows from Discontinued operations. 4. Capital and exploration and evaluation expenditure is presented on a cash basis and represents purchases of property, plant and equipment plus exploration and evaluation expenditure from the Consolidated Cash Flow Statement and includes purchases of property, plant and equipment plus exploration and evaluation expenditure from Discontinued operations. Exploration and evaluation expenditure is capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 Property, plant and equipment. 5. We use non-IFRS financial information to reflect the underlying performance of the Group. Underlying attributable profit, Underlying basic earnings per share and Underlying return on capital employed includes Continuing and Discontinued operations. Refer to OFR 13 for a reconciliation of non-IFRS financial information to their respective IFRS measure. Refer to OFR 13.1 for the definition and method of calculation of non-IFRS financial information. Refer to Financial Statements note 21 Net debt for the composition of Net debt.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 199 3 Financial information by commodity Management believes the following financial information presented by commodity provides a meaningful indication of the underlying financial performance of the assets, including equity accounted investments, of each reportable segment. Information relating to assets that are accounted for as equity accounted investments is shown to reflect BHPs share, unless otherwise noted, to provide insight into the drivers of these assets. For the purposes of this financial information, segments are reported on a statutory basis in accordance with IFRS 8/AASB 8 Operating Segments. The tables for each commodity include an adjustment for equity accounted investments to reconcile the equity accounted results to the statutory segment results. For a reconciliation of non-IFRS financial information to respective IFRS measures and an explanation as to the use of Underlying EBITDA in assessing our performance refer to OFR 13 For the definition and method of calculation of non-IFRS financial information refer to OFR 13.1 For more information as to the statutory determination of our reportable segments refer to Financial Statements note 1 Segment reporting Year ended Net 30 June 2025 Underlying Underlying Exceptional operating Capital Exploration Exploration US$M Revenue2 EBITDA3 EBIT3 items4 assets3 expenditure gross to profit5 Copper Escondida 13,177 8,593 7,558 14,093 2,390 Pampa Norte6 2,726 1,270 696 5,051 675 Antamina7 1,562 1,002 827 1,661 395 Copper South Australia8 4,655 1,936 1,247 17,337 1,205 Other7 127 (100) (174) 2,742 201 Total Copper from Group production 22,247 12,701 10,154 40,884 4,866 Third-party products 1,845 91 91 Total Copper 24,092 12,792 10,245 40,884 4,866 142 142 Adjustment for equity accounted investments7 (1,562) (466) (289) (474) (3) (3) Total Copper statutory result 22,530 12,326 9,956 40,884 4,392 139 139 Iron Ore Western Australia Iron Ore 22,767 14,394 12,171 20,959 2,609 Samarco9 (5,522) Other 124 (2) (28) (185) 8 Total Iron Ore from Group production 22,891 14,392 12,143 (321) 15,252 2,617 Third-party products 28 4 4 Total Iron Ore 22,919 14,396 12,147 (321) 15,252 2,617 104 65 Adjustment for equity accounted investments Total Iron Ore statutory result 22,919 14,396 12,147 (321) 15,252 2,617 104 65 Coal BHP Mitsubishi Alliance 3,422 591 101 6,536 402 New South Wales Energy Coal10 1,773 303 193 (121) 106 Other (173) (203) (58) 17 Total Coal from Group production 5,195 721 91 6,357 525 Third-party products Total Coal 5,195 721 91 6,357 525 15 4 Adjustment for equity accounted investments10 (149) (148) (124) Total Coal statutory result 5,046 573 (33) 6,357 525 15 4 Group and unallocated items Potash (284) (286) 8,524 1,642 1 1 Western Australia Nickel11 758 (589) (589) (210) 176 28 28 Other12 9 (444) (955) (2,020) 46 109 109 Total Group and unallocated items 767 (1,317) (1,830) (455) 6,294 1,864 138 138 Inter-segment adjustment Total Group 51,262 25,978 20,240 (776) 68,787 9,398 396 346

200 BHP Annual Report 2025 3 Financial information by commodity continued Year ended Net 30 June 2024 Underlying Underlying Exceptional operating Capital Exploration Exploration US$M Revenue2 EBITDA3 EBIT3 items4 assets3 expenditure gross to profit5 Copper Escondida 10,013 5,759 4,821 13,113 1,806 Pampa Norte6 2,375 896 468 4,843 721 Antamina7 1,478 968 746 1,498 437 Copper South Australia8 4,085 1,568 928 16,498 1,048 Other7 72 (176) (228) 416 136 Total Copper from Group production 18,023 9,015 6,735 36,368 4,148 Third-party products 2,021 74 74 Total Copper 20,044 9,089 6,809 36,368 4,148 216 215 Adjustment for equity accounted investments7 (1,478) (525) (285) (437) (3) (2) Total Copper statutory result 18,566 8,564 6,524 36,368 3,711 213 213 Iron Ore Western Australia Iron Ore 27,805 18,964 16,902 20,597 2,026 Samarco9 (6,606) Other 122 (48) (74) (179) 7 Total Iron Ore from Group production 27,927 18,916 16,828 (3,066) 13,812 2,033 Third-party products 25 (3) (3) Total Iron Ore 27,952 18,913 16,825 (3,066) 13,812 2,033 86 41 Adjustment for equity accounted investments Total Iron Ore statutory result 27,952 18,913 16,825 (3,066) 13,812 2,033 86 41 Coal BHP Mitsubishi Alliance13 5,873 1,914 1,394 6,725 533 New South Wales Energy Coal10 1,945 502 408 (211) 100 Other (27) (50) (42) 14 Total Coal from Group production 7,818 2,389 1,752 880 6,472 647 Third-party products Total Coal 7,818 2,389 1,752 880 6,472 647 14 3 Adjustment for equity accounted investments10 (152) (99) (75) (1) Total Coal statutory result 7,666 2,290 1,677 880 6,472 646 14 3 Group and unallocated items Potash (255) (257) 6,138 1,090 1 1 Western Australia Nickel11 1,473 (302) (374) (6) 1,254 50 58 Other12 1 (194) (764) (1,421) 82 93 93 Total Group and unallocated items 1,474 (751) (1,395) (3,908) 4,711 2,426 144 152 Inter-segment adjustment Total Group 55,658 29,016 23,631 (6,094) 61,363 8,816 457 409 1. Group profit before taxation comprised Underlying EBITDA of US$25,978 million (FY2024: US$29,016 million), exceptional items, depreciation, amortisation and impairments of US$6,514 million (FY2024: US$11,479 million) and net finance costs of US$1,111 million (FY2024: US$1,489 million). 2. Total revenue from energy coal sales, including BMA and NSWEC, was US$1,652 million (FY2024: US$1,873 million). 3. For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer OFR 13 Non-IFRS financial information in the Annual Report. 4. Excludes exceptional items relating to Net finance costs US$458 million and Income tax benefit US$96 million (FY2024: Net finance costs US$506 million and Income tax benefit US$837 million). 5. Includes US$ nil (FY2024: US$10 million) of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation). 6. Includes Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023. 7. Antamina, SolGold, Vicuna and Resolution (the latter three included in Other) are equity accounted investments and their financial information presented above reflects BHP Groups share, with the exception of net operating assets that represents the Groups carrying value of investments accounted for using the equity method. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements _ in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$466 million (FY2024: US$525 million) related to equity accounted investments. 8. Includes Olympic Dam, Prominent Hill and Carrapateena. 9. Samarco is an equity accounted investment. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods and net operating assets represents predominantly the Groups carrying value of the provision related to the Samarco dam failure. 10. Includes Newcastle Coal Infrastructure Group (NCIG) which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Groups share. Total Coal statutory result excludes the contribution related to NCIG until future profits exceed accumulated losses. 11. Western Australia Nickel is comprised of the Nickel West operations and the West Musgrave project, both of which transitioned into temporary suspension in December 2024. 12. Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments. 13. On 2 April 2024 BHP and Mitsubishi Development Pty Ltd (MDP) completed the divestment of the Blackwater and Daunia mines (which were part of BMA) to Whitehaven Coal. The Groups share of Revenue, Underlying EBITDA, D&A, Underlying EBIT and Capital expenditure is included within BMA in the comparative period.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 201 4 Production The table below details our mineral and derivative product production for all operations for the three years ended 30 June 2025, 2024 and 2023. Unless otherwise stated, the production numbers represent our share of production and include BHPs share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities. For information on minerals pricing during the past three years refer to OFR 9 BHP share of production1 Year ended 30 June BHP interest % 2025 2024 2023 Copper2 Payable metal in concentrate (kt) Escondida, Chile3 57.5 1,127.2 926.7 832.7 Pampa Norte, Chile4 100 150.6 150.3 125.3 Copper South Australia, Australia5 100 101.9 106.3 19.9 Antamina, Peru6 33.75 118.9 143.9 138.4 Carajas, Brazil7 100 9.4 8.2 1.6 Total 1,508.0 1,335.4 1,117.9 Cathode (kt) Escondida, Chile3 57.5 177.7 198.6 222.6 Pampa Norte, Chile4 100 117.0 115.3 163.5 Copper South Australia, Australia5 100 214.0 215.7 212.5 Total 508.7 529.6 598.6 Total copper (kt) 2,016.7 1,865.0 1,716.5 Lead Payable metal in concentrate (t) Antamina, Peru6 33.75 2,232 332 657 Total 2,232 332 657 Zinc Payable metal in concentrate (t) Antamina, Peru6 33.75 108,607 103,392 125,048 Total 108,607 103,392 125,048 Gold Payable metal in concentrate (troy oz) Escondida, Chile3 57.5 169,075 181,061 189,095 Pampa Norte, Chile4 100 12,980 13,280 26,811 Copper South Australia, Australia5 100 172,565 163,061 32,736 Carajas, Brazil7 100 7,306 5,558 1,153 Total 361,926 362,960 249,795 Refined gold (troy oz) Copper South Australia, Australia5 100 188,658 207,123 186,029 Total 188,658 207,123 186,029 Total gold (troy oz) 550,584 570,083 435,824 Silver Payable metal in concentrate (troy koz) Escondida, Chile3 57.5 6,858 5,446 5,074 Pampa Norte, Chile4 100 1,823 1,654 1,318 Copper South Australia, Australia5 100 913 1,134 201 Antamina, Peru6 33.75 4,162 3,359 3,885 Total 13,756 11,593 10,478 Refined silver (troy koz) Copper South Australia, Australia5 100 1,017 995 1,089 Total 1,017 995 1,089 Total silver (troy koz) 14,773 12,588 11,567 Uranium Payable metal in concentrate (t) Copper South Australia, Australia5 100 3,154 3,603 3,406 Total 3,154 3,603 3,406 Molybdenum Payable metal in concentrate (t) Pampa Norte, Chile4 100 694 794 990 Antamina, Peru6 33.75 2,279 1,822 1,172 Total 2,973 2,616 2,162

202 BHP Annual Report 2025 4 Production continued BHP share of production1 Year ended 30 June BHP interest % 2025 2024 2023 Iron Ore Production (kt)8 Newman Joint Venture, Australia 85 54,218 58,102 56,945 Area C Joint Venture, Australia 85 119,110 105,868 107,375 Yandi Joint Venture, Australia 85 15,890 17,855 21,410 Jimblebar, Australia9 85 67,381 73,111 66,801 Total Western Australia Iron Ore 256,599 254,936 252,531 Samarco, Brazil6 50 6,382 4,748 4,512 Total iron ore 262,981 259,684 257,043 Steelmaking coal Production (kt)10 Blackwater, Australia11 50 0 3,572 5,055 Goonyella Riverside, Australia 50 5,837 6,434 8,310 Peak Downs, Australia 50 4,574 4,217 5,480 Saraji, Australia 50 4,073 3,287 4,596 Daunia, Australia11 50 0 1,513 1,989 Caval Ridge, Australia 50 3,526 3,252 3,590 Total BHP Mitsubishi Alliance (BMA) 18,010 22,275 29,020 Total steelmaking coal 18,010 22,275 29,020 Energy coal Production (kt) New South Wales Energy Coal, Australia 100 15,036 15,368 14,172 Total energy coal 15,036 15,368 14,172 Nickel Saleable production (kt) Western Australia Nickel, Australia12,13 100 30.2 81.6 80.0 Total 30.2 81.6 80.0 Cobalt Saleable production (t) Western Australia Nickel, Australia12,13 100 450 734 752 Total 450 734 752 Throughout this table figures in italics indicate that this figure has been adjusted since it was previously reported. 1. BHP share of production includes the Groups share of production for which profit is derived from our equity accounted investments, unless otherwise stated. 2. Metal production is reported on the basis of payable metal. 3. Shown on 100 per cent basis. BHP interest in saleable production is 57.5 per cent. 4. The year ended 30 June 2025 includes production from Spence only. The year ended 30 June 2024 includes 11kt from Cerro Colorado, which entered temporary care and maintenance in December 2023. The year ended 30 June 2023 includes production from both Spence and Cerro Colorado. 5. The years ended 30 June 2025 and 30 June 2024 include Olympic Dam, Prominent Hill and Carrapateena. The year ended 30 June 2023 includes Olympic Dam and two months of production from Prominent Hill and Carrapateena from 1 May 2023, following the acquisition of OZ Minerals on 2 May 2023. 6. For statutory financial reporting purposes, this is an equity accounted investment. We have included production numbers from our equity accounted investments as the level of production and operating performance from these operations impacts Underlying EBITDA of the Group. Our use of Underlying EBITDA is explained in OFR 4.3. 7. The year ended 30 June 2023 includes two months of production from 1 May 2023, following the acquisition of OZ Minerals on 2 May 2023. 8. Iron ore production is reported on a wet tonnes basis. 9. Presented on 100 per cent basis. BHP interest in saleable production is 85 per cent. 10. Steelmaking coal production is reported on the basis of saleable product. Production figures may include some thermal coal. 11. BHP completed the sale of the Blackwater and Daunia mines on 2 April 2024. Production reported until their divestment on 2 April 2024. 12. Nickel contained in matte and refined nickel metal, including briquette, powder, nickel sulphate and by-product streams. 13. Western Australia Nickel ramped down and entered temporary suspension in December 2024.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 203 5 Major projects We continue to make progress at Jansen with Jansen Stage 1 (JS1) now 68 per cent complete. We estimate capital expenditure for JS1 to increase from US$5.7 billion to be in the range of US$7.0 billion to US$7.4 billion (including contingencies) and first production to revert to the original schedule of mid-CY2027. The estimated cost increase is driven by inflationary and real cost escalation pressures, design development and scope changes, and our current assessment of lower productivity outcomes over the construction period. We expect to update the market on JS1s timing and optimised capital expenditure estimate in the second half of FY2026. In FY2026, underground and surface construction works will continue, including structural, mechanical and electrical activities for the dry and wet mill areas. Jansen Stage 2 (JS2) is 11 per cent complete. We have decided to extend the execution of JS2 by two years, shifting first production from FY2029 to FY2031, as part of our regular review of capex sequencing under the Capital Allocation Framework. JS2s capital expenditure remains under review and we expect to update the market on JS2s optimised capital expenditure estimate in the second half of FY2026. Project Capital expenditure First production Commodity Project scope/capacity Progress and ownership US$M target date Potash Jansen Stage 1 Design, engineering and construction of an Currently under Currently under Approved in (Canada) 100% underground potash mine and surface infrastructure, review review August 2021 with capacity to produce 4.15 Mtpa Expected range Expected date may Project is 68% is 7,000 _ 7,400 revert to original complete1 project timeline of mid-CY2027 Potash Jansen Stage 2 Development of additional mining districts, completion Currently under Currently under Approved in (Canada) 100% of the second shaft hoist infrastructure, expansion of review review October 2023 processing facilities and addition of rail cars to facilitate Expected date may Project is 11% production of an incremental 4.36 Mtpa extend by two years complete to FY2031 1. Jansen Stage 1 completion percentage has been re-baselined since our Q3 FY25 Operational Review.

204 BHP Annual Report 2025 6 Mineral Resources and Ore Reserves Resources are the estimated quantities of material that can potentially be Our internal controls utilise management systems, including, but not limited commercially recovered from BHPs properties. Reserves are a subset to, formal quality assurance and quality control processes, standardised of resources that can be demonstrated to be able to be economically and procedures, workflow processes, data security covering record keeping, legally extracted. In order to estimate reserves, assumptions are required chain of custody and data storage, supervision and management approval, about a range of technical and economic factors, including quantities, reconciliations, internal and external reviews and audits. qualities, production techniques, recovery efficiency, production and Our internal requirements and standards provide the basis for the transport costs, commodity supply and demand, commodity prices and governance over the estimation and reporting of Mineral Resources and exchange rates. The statement of Mineral Resources and Ore Reserves Ore Reserves and provide technical guidance to all reporting assets. presented in this Annual Report has been produced in accordance with These internal requirements and standards are periodically reviewed and the Australian Securities Exchange (ASX) Listing Rules Chapter 5 and the updated for alignment with industry practice and reporting regulations. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (JORC Code). Our internal controls for exploration data, as they relate to Mineral Resources and Ore Reserves estimations, are managed by our operating Predicted sales prices, based on supply and demand forecast and current assets with assurance provided by the Resource Centre of Excellence. and long-term historical average price trends, have been used. The Ore These include procedures and standards defining minimum requirements of Reserves tabulated are held within existing, permitted mining tenements. critical aspects to support exploration and resource development programs, Mineral leases are of sufficient duration (or convey a legal right to renew spatial quality control checks on measurement points (e.g. collar, down-hole for sufficient duration) to enable all reserves on the leased properties to survey), quality control checks on samples, including laboratory data quality be mined in accordance with current production schedules. Ore Reserves checks, geological database reviews and back-up routines and technical may include areas where some additional approvals remain outstanding, peer review across the data gathering, integration and estimation processes. however it is anticipated such approvals will be obtained within the timeframe required by the current life-of-mine schedule. Our internal controls for Mineral Resources and Ore Reserves estimations include, but are not limited to: Declaration tables _ source data review from database extracts, using exploratory data statistical analysis prior to use in the estimation of Mineral Resources. Identification of _ All Mineral Resources and Ore Reserves presented are reported in data to exclude outliers and visual checks against estimation domains 100 per cent terms (unless otherwise stated) and represent estimates _ peer reviews of the estimation inputs based on statistical studies and as at 30 June 2025. estimation parameters as applied in industry standard estimation software _ Tonnes are reported as dry metric tonnes (unless otherwise stated). _ visual and statistical validation of the estimates against source data and All tonnes and grade/quality information have been rounded, so small where available reconciliation to previous models, operational models differences may be present in the totals. and production data _ The Measured and Indicated Mineral Resources are inclusive of those _ peer review of the classification applied, considering quantitative Mineral Resources modified to produce the Ore Reserves. measures and qualitative considerations Other reporting jurisdictions _ peer review of assumptions applied that convert resources to reserves The information contained in this document is expected to differ from that _ independent audits or reviews for new or materially changed Mineral reported to the United States Securities and Exchange Commission (SEC) Resources and Ore Reserves in our Annual Report on Form 20-F for the year ended 30 June 2025. Mineral resources and mineral reserves reporting requirements for SEC For non-operated assets that we have an economic interest in, the operator filings in the United States are set forth in S-K 1300. S-K 1300 requires may have procedures and practices to support the estimates that differ resources estimates to be reported exclusive of reserves estimates and both from the procedures and practices that we apply as operator. From time to reported only for the portion attributable to our interest in such resources time, we may undertake independent reviews of estimates prepared by the or reserves. In addition, specific disclosure requirements pertaining to operator of non-operated assets in which we have an economic interest. economic assumptions and interpretation of reasonable prospects of Operating assets manage internal risk registers relating to uncertainties in economic extraction are expected to result in further differences between the Mineral Resources and Ore Reserves estimates to direct future work the resources and reserves estimates presented in this document and those programs or estimation updates. These may include but are not limited to: to be reported in our Annual Report on Form 20-F. _ areas of uncertainty in the estimates impacting local interpretations Key differences in the estimation of our resources and reserves _ bulk density assumptions, based on sample testwork or operational results pursuant to the ASX Listing Rules and S-K 1300 are the economic inputs, commodity prices and cost assumptions. Estimates we report _ metallurgical recovery assumptions, based on testwork or in accordance with the ASX Listing Rules and JORC Code (2012) are plant performance generally based on cost forecasts and internally-generated projected _ changes in commodity prices, costs and exchange rate assumptions long-term commodity prices and current operating costs or costs used in _ geotechnical and hydrogeological considerations impacting on studies for development projects. S-K 1300 requires mineral resources underground or open-cut mining assumptions and mineral reserves estimates to be based on a reasonable and justifiable _ ore loss and dilution, mining selectivity and production rate assumptions commodity price selected by a qualified person. Further, the prices must _ cut-off value changes to meet product specifications provide a reasonable basis for establishing the prospects of economic extraction for mineral resources. The estimates reported in accordance _ changes in environmental, permitting and social licence to with S-K 1300 are generally based on the historical average costs and operate assumptions prices over a timeframe of three years for production stage properties or, for development stage properties, costs determined from first principles. Further to assurance activities by the assets specifically relating to the Our resources and reserves estimates to be reported in our Annual Report estimation of resources and reserves, the Resource Centre of Excellence on Form 20-F are therefore not directly comparable to those presented with subject matter experts has developed standards and guidelines in this document and should be considered in relation to the differing across BHP for reviewing and documenting the information supporting our reporting and disclosure requirements of the jurisdiction under which they Mineral Resources and Ore Reserves estimates, describing the methods are presented. used and verifying the reliability of such estimates. These activities are supported by the following controls: Assurance and verification _ The reporting of Mineral Resources and Ore Reserves estimates are BHP has internal controls over our Mineral Resources and Ore Reserves required to follow BHPs standard procedures for public reporting in estimation efforts that are designed to produce reasonable and reliable accordance with current regulatory requirements. estimates aligned with industry practice and our regulatory reporting _ Annual risk reviews are conducted with Competent Persons and BHP requirements. The governance for our estimation efforts is located at employees on all Mineral Resources and Ore Reserves to be reported, both the asset and the BHP Group level within our Resource Centre of including a year-on-year change impact assessment, reconciliation Excellence, an internal assurance team independent of our Competent performance metrics for the operating mines and a control assessment for Persons and BHP employees who are responsible for the estimations. the estimation inputs. The information and supporting documentation are The assets provide first-line assurance on estimates through peer prepared by the Competent Persons relating to the estimates and evaluated review and validation processes. The Resource Centre of Excellence is for compliance with BHPs internal controls. Based on these reviews, responsible for assurance over the processes implemented by the assets recommendations of endorsement are provided to our senior management as they relate to Mineral Resources and Ore Reserves estimations and for the use and reporting of the Mineral Resources and Ore Reserves. the compiling of the estimates to be reported in accordance with the ASX Listing Rules and JORC Code (2012).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 205 _ Periodic internal technical deep dive assessments of Mineral Competent Persons Resources and Ore Reserves are conducted on a frequency that is informed by asset materiality and outcomes of the annual risk reviews. Copper _ Management and closure reviews of actions assigned to Competent Mineral Escondida: R Maureira (MAusIMM) employed by Minera Persons and BHP employees resulting from the annual risk reviews and Resources Escondida Limitada technical deep dive assessments are conducted. Cerro Colorado and Spence: R Guerrero Roman (MAusIMM) _ Assurance is undertaken over the reporting documentation provided by Pampa Escondida, Pinta Verde and Chimborazo: E Mulet Cortes Competent Persons for public release and management and verification (MAusIMM) employed by Minera Escondida Limitada of inputs into the BHP Resources and Reserves reporting database. Pantera: G Lyall (FAusIMM), employed by Snowden Optiro Succoth: M Cortes (FAusIMM) The Resource Centre of Excellence also provides an annual update on Pedra Branca: F Araujo (MAusIMM-CP) employed by SRK assurance activities and changes relating to our resources and reserves Consulting (Brazil) estimation efforts to the Risk and Audit Committee (RAC) in connection Carrapateena and Fremantle Doctor: S Light (MAusIMM) with the RACs responsibility over the effectiveness of systems of internal Prominent Hill: B Whittaker (MAusIMM) control and risk management of BHP. Olympic Dam and Oak Dam: L Macdonald (MAusIMM) Inherent risks in the estimation of Mineral Resources Filo del Sol: L Evans (P.Eng., PEO) employed by SLR Consulting and Ore Reserves (Canada) Ltd Josemaria: P Daigle (P.Geo., PGO) employed by AGP Mining Estimated annual cash flows from our future operations, estimated Consultants and S Horan (P.Geo., PGO) employed by Resource production schedules, estimated capital expenditure and operating costs, Modeling Solutions Ltd estimated site closure costs, estimated royalty and tax costs, valuation Antamina: L Canchis Perez (FAusIMM) employed by Compania assumptions and interpretations of geological data obtained from drill Minera Antamina S.A. holes and other exploration techniques may not necessarily be indicative Ore Escondida: P Castillo (MAusIMM) employed by Minera of future results. The assumptions and interpretations used to estimate our Reserves Escondida Limitada Mineral Resources and Ore Reserves may change from period to period, and because additional geological data generated during the course of Spence: M F Rubilar (MAusIMM) our operations may not be consistent with the data on which we based our Pedra Branca: J Moura (MAusIMM) Mineral Resources and Ore Reserves, such estimates may change from Carrapateena: C Chauvier (MAusIMM) period to period or may need to be revised. No assurance can be given that Prominent Hill: C Warren (MAusIMM) our Mineral Resources and Ore Reserves presented in this Annual Report Olympic Dam: N Kinthada (MAusIMM) will be recovered at the grade, quality or quantities presented. Antamina: F Angeles Beron (P.Eng., PEGBC) employed by There are numerous uncertainties inherent in the estimation of Mineral Compania Minera Antamina S.A. Resources and Ore Reserves. Areas of uncertainty that may materially Iron Ore impact our Mineral Resources and Ore Reserves estimates may include, Mineral WAIO: C Allison (MAusIMM), M Furness (MAusIMM), but are not limited to: (i) changes to long-term commodity prices, external market factors, foreign exchange rates and other economic assumptions; Resources E Maidens (MAIG), S Whittaker (MAusIMM) (ii) changes in geological interpretations of mineral deposits and geological Samarco: L Bonfioli (MAusIMM) employed by Samarco modelling, including estimation input parameters and techniques; (iii) changes Mineracao S.A. to metallurgical or process recovery assumptions which adversely affect Ore WAIO: A Balueva (MAusIMM), J Frewen (MAusIMM), the volume, grade or qualities of our commodities produced (for example, Reserves R Fuentes Acosta (MAusIMM), T Cockerill (MAusIMM) processing that results in higher deleterious elements that result in penalties) Samarco: E Baeta (MAusIMM) employed by Samarco or other changes to mining method assumptions; (iv) changes to input Mineracao S.A. assumptions used to derive the potentially mineable shapes applicable to Coal the assumed underground or open-pit mining methods used to constrain the estimates; (v) changes to life of mine or production rate assumptions; Coal Goonyella Complex: D James (MAusIMM) Resources Peak Downs: J L Young (MAusIMM) (vi) changes to dilution and mining recovery assumptions; (vii) changes to cut-off grades applied to the estimates; (viii) changes to geotechnical data, Caval Ridge: C Williams (MAusIMM-CP) structures, rock mass strength, stress regime, hydrogeological, hydrothermal Saraji: B Wesley (MAusIMM) or geothermal factors; (ix) changes to infrastructure supporting the operations Saraji South: J Robin (MAusIMM) of or access to the applicable mine site; (x) changes to mineral, surface, water or other natural resources rights; (xi) changes to royalty, taxes, environmental, Mt Arthur Coal: J James (MAusIMM) permitting and social licence assumptions in the jurisdictions where we Togara South: R Saha (MAusIMM) operate; and (xii) changes in capital or operating costs. Coal Goonyella Complex: V Grajdan (MAusIMM) and Estimates of Mineral Resources are subject to further exploration and Reserves D Walker (MAusIMM) evaluation of development and operating costs, grades, recoveries Peak Downs: P Gupta (MAusIMM) and other material factors, and therefore, are subject to uncertainty. Caval Ridge and Saraji South: G Bustos (MAusIMM-CP) Mineral Resources do not meet the threshold for Ore Reserves modifying Saraji: N Mohtaj (MAusIMM) factors, such as engineering, legal or economic feasibility, that would Mt Arthur Coal: D Perkins (MAusIMM) allow for the conversion to Ore Reserves. Accordingly, no assurance can Potash be given that our Mineral Resources not included in Ore Reserves will become recoverable Proved and Probable Ore Reserves. Mineral Jansen: B Nemeth (MAusIMM) This statement is based on and fairly represents information and supporting Resources documentation compiled by Competent Persons (as defined in the JORC Ore Jansen: J Sondergaard (MAusIMM) Code). All Competent Persons have, at the time of reporting, sufficient Reserves experience relevant to the style of mineralisation and type of deposit Nickel under consideration and to the activity they are undertaking to qualify as a Mineral Leinster, Mt Keith, Yakabindie, Honeymoon Well, Cliffs, Jericho, Competent Person. Resources Nebo and Babel: G Merello (MAusIMM) Each Competent Person listed is an employee of BHP or a company in Annual Report compilation which BHP has a controlling interest (unless otherwise stated) and declares F Bodycoat (MAusIMM-CP), Resource Centre of Excellence _ BHP they have no issues that could be perceived by investors as a material conflict of interest in preparing the reported information. All Competent Persons are a Member or Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM) or the Australian Institute of Geoscientists (AIG) or a Recognised Professional Organisation. Each Competent Person consents to the inclusion in this Annual Report of the matters based on their information in the form and context in which it appears.

206 BHP Annual Report 2025 6 Mineral Resources and Ore Reserves continued Copper Mineral Resources As at 30 June 2025 Commodity Measured Resources Indicated Resources deposit1 Material type Mt %Cu ppmMo g/tAu Mt %Cu ppmMo g/tAu Copper operations Escondida2 Oxide 83 0.58 14 0.54 Mixed 47 0.48 37 0.48 Sulphide 4,890 0.57 4,000 0.53 Cerro Colorado3 Oxide 68 0.61 113 0.62 Supergene Sulphide 48 0.58 97 0.58 Transitional Sulphide 72 0.45 104 0.41 Hypogene Sulphide Spence4 Oxide 10 0.55 1.6 0.59 Supergene Sulphide 67 0.52 29 0.45 Transitional Sulphide 13 0.57 80 _ 0.2 0.47 50 _ Hypogene Sulphide 706 0.45 150 _ 696 0.43 130 _ Copper projects Pampa Escondida Sulphide 294 0.53 _ 0.07 1,150 0.55 _ 0.10 Pinta Verde Oxide 104 0.59 64 0.52 Sulphide 23 0.50 Chimborazo Sulphide 135 0.50 Pantera5 OC Sulphide 32 1.15 _ 0.14 Succoth OC Sulphide 61 0.57 Copper gold operations Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg Pedra Branca6 UG Sulphide 2.4 1.68 0.47 _ 12 1.41 0.40 _ Carrapateena UG Sulphide 130 1.00 0.42 4 470 0.61 0.26 3 Prominent Hill7 UG Sulphide 44 1.18 0.60 3 48 0.96 0.85 3 SP Sulphide 0.1 0.44 0.65 1 1.6 0.11 0.57 0.3 SP Low-grade Copper gold projects Oak Dam8 UG Sulphide ` Fremantle Doctor UG Sulphide Filo del Sol9 Sulphide 1,190 0.54 0.39 8 Copper Oxide 434 0.34 0.28 2 Gold Oxide 288 _ 0.29 3 Silver Oxide 77 0.34 0.37 91 Josemaria9 Sulphide 654 0.33 0.25 1 992 0.25 0.14 1 Copper uranium gold operation Mt %Cu kg/tU3O8 g/tAu g/tAg Mt %Cu kg/tU3O8 g/tAu g/tAg Olympic Dam10 OC Sulphide 3,850 0.63 0.20 0.32 1 3,430 0.58 0.20 0.23 1 UG Sulphide 790 1.58 0.46 0.62 3 480 1.54 0.47 0.54 3 Copper zinc operation Mt %Cu %Zn g/tAg ppmMo Mt %Cu %Zn g/tAg ppmMo Antamina11 Sulphide Cu only 273 0.77 0.11 8 240 335 0.85 0.14 9 260 Sulphide Cu-Zn 62 0.85 1.59 21 100 165 1.05 1.85 19 80 UG Sulphide Cu only UG Sulphide Cu-Zn

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 207 As at 30 June 2024 Inferred Resources Total Resources BHP Total Resources Mt %Cu ppmMo g/tAu Mt %Cu ppmMo g/tAu interest % Mt %Cu ppmMo g/tAu 2.0 0.51 98 0.57 57.5 106 0.56 20 0.45 104 0.47 107 0.47 9,060 0.53 17,900 0.55 18,100 0.55 5.7 0.58 187 0.62 100 187 0.62 22 0.64 167 0.59 167 0.59 29 0.42 205 0.43 205 0.43 1,700 0.36 1,700 0.36 1,700 0.36 12 0.56 100 16 0.63 0.3 0.42 96 0.50 111 0.52 13 0.57 80 _ 16 0.58 100 _ 786 0.39 90 _ 2,190 0.42 120 _ 2,220 0.43 130 5,400 0.44 _ 0.04 6,840 0.46 _ 0.06 57.5 6,840 0.46 _ 0.06 15 0.54 183 0.56 57.5 188 0.56 37 0.45 60 0.47 60 0.47 80 0.60 215 0.54 57.5 215 0.54 4.6 1.03 _ 0.13 36 1.14 _ 0.14 100 20 1.21 _ 0.17 57 0.52 120 0.54 100 120 0.54 Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg 11 1.29 0.40 _ 26 1.38 0.41 _ 100 16 1.53 0.40 _ 310 0.28 0.14 2 910 0.55 0.24 3 100 900 0.55 0.24 3 53 0.87 1.02 2 144 1.00 0.84 3 100 158 0.93 0.81 3 1.7 0.13 0.58 0.4 1.9 0.24 0.57 0.7 2.2 0.16 0.34 0.6 1,340 0.66 0.33 _ 1,340 0.66 0.33 _ 100 100 0.51 0.33 1 100 0.51 0.33 1 100 100 0.51 0.33 1 6,080 0.37 0.20 3 7,270 0.40 0.23 4 50 331 0.25 0.21 2 765 0.30 0.25 2 673 _ 0.21 3 961 _ 0.23 3 72 0.10 0.17 26 149 0.22 0.27 60 736 0.22 0.11 1 2,382 0.26 0.16 1 50 Mt %Cu kg/tU3O8 g/tAu g/tAg Mt %Cu kg/tU3O8 g/tAu g/tAg Mt %Cu kg/tU3O8 g/tAu g/tAg 2,880 0.58 0.20 0.23 1 10,160 0.60 0.20 0.26 1 100 9,720 0.59 0.20 0.26 1 280 1.53 0.42 0.66 3 1,550 1.56 0.46 0.60 3 1,650 1.51 0.45 0.57 3 Mt %Cu %Zn g/tAg ppmMo Mt %Cu %Zn g/tAg ppmMo Mt %Cu %Zn g/tAg ppmMo 587 0.88 0.14 8 240 1,200 0.85 0.13 8 240 33.75 1,150 0.84 0.13 8 250 197 1.03 1.62 16 80 424 1.01 1.70 18 80 473 1.01 1.65 17 80 282 1.23 0.20 11 170 282 1.23 0.20 11 170 268 1.28 0.21 11 170 150 1.11 1.50 15 60 150 1.11 1.50 15 60 166 1.12 1.33 15 60

208 BHP Annual Report 2025 6 Mineral Resources and Ore Reserves continued Copper Mineral Resources continued Footnotes related to Copper Mineral Resources and Ore Reserves: 1. Cut-off criteria: Deposit Material type Mineral Resources Ore Reserves Escondida Oxide 0.20%SCu Full SaL Variable cut-off grade (V_COG): oxide 0.20%SCu and sulphide 0.30%Cu. Mixed 0.30%Cu Sulphide 0.25%Cu or 0.30%Cu depending 0.30%Cu and greater than V_COG of the concentrator. Sulphide ore on processing is processed in the concentrator plants as a result of an optimised mine plan with consideration of technical and economical parameters in order to maximise net present value. Sulphide Leach 0.25%Cu and lower than V_COG and with &gt;30% of copper carried by more leachable copper minerals. Sulphide Leach ore is processed by dump leaching as an alternative to the concentrator process. Cerro Colorado Oxide & Supergene Sulphide 0.25%Cu Transitional Sulphide 0.20%Cu &Hypogene Sulphide Spence All material types 0.20%Cu 0.20%Cu Pampa Escondida Sulphide 0.30%Cu Pinta Verde Oxide 0.20%SCu Sulphide 0.30%Cu Chimborazo Sulphide 0.30%Cu Pantera OC Sulphide 0.17%Cu Succoth OC Sulphide Net smelter return (NSR) cut-off of A$19/t which represents the mill limited break-even cut-off inclusive of processing, ore re-handling and material handling costs per total tonne mined. Pedra Branca UG Sulphide Cut-off based on NSR value of US$78.73/t. Cut-off based on NSR for two regions of the mine: US$78.73/t above mining level 810 and US$84.20/t below the 810 mining level. Carrapateena UG Sulphide Cut-off based on NSR value of A$25/t to Cut-off based on NSR value of A$43/t for block cave mining area. generate a continuous shape in which all Cut-off in the SLC varies by block between NSR A$60-110/t. material has the potential to be mined by block cave mining method. Prominent Hill UG Sulphide Cut-off based on NSR value of A$85/t, being Cut-off based on NSR value of A$92 except for upper western mine life of mine break-even cut-off excluding area which uses A$65/t. offsite overheads. SP Sulphide Cut-off based on NSR value of A$29/t which is Cut-off based on NSR value of A$29/t which is inclusive of re-handling inclusive of re-handling and processing costs. and processing costs. Oak Dam UG Sulphide Mineral resource contains all material within a continuous shape designed to capture material generally above 0.2%Cu and assumes non-selective block cave mining method. Fremantle Doctor UG Sulphide Cut-off based on NSR value of A$25/t used to generate a continuous shape in which all material has the potential to be mined by block cave mining method. Filo del Sol All material types Net smelter return (NSR) cut-offs which incorporate various metallurgical recoveries, smelter terms, refining costs and long-term consensus metal price forecasts from banks, financial institutions and other sources. Sulphide: US$10.39/t; Copper Oxide & Silver Oxide: US$15.59/t; Gold Oxide: US$10.23/t.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 209 Deposit Material type Mineral Resources Ore Reserves Josemaria Sulphide Net smelter return (NSR) cut-off of US$7.30/t which incorporates various metallurgical recoveries, smelter terms, refining costs and long-term consensus metal price forecasts from banks, financial institutions and other sources. Olympic Dam OC Sulphide Variable between 0.1%Cu and 0.3%Cu UG Sulphide Variable between 0.6%Cu and 1.0%Cu Variable cut-off between 1.0% and 1.7%Cu Low-grade _ 0.6%Cu Antamina Sulphide Cu only Net value per concentrator hour (US$/h) Net value per concentrator hour (US$/h) incorporating all material incorporating all material revenue and revenue and cost factors and includes metallurgical recovery (see cost factors and includes metallurgical footnote 14 for averages). Mineralisation at the US$6,000/hr limit recovery (see footnote 14 for averages). is approximately equivalent to 0.16%Cu, 1.6g/tAg, 174ppmMo with Mineralisation at the US$0/hr limit is 7,032t/hr mill throughput. approximately equivalent to 0.17%Cu, 2.0g/ tAg, 140ppmMo with 7,055t/hr mill throughput. Sulphide Cu-Zn Net value per concentrator hour (US$/h) Net value per concentrator hour (US$/h) incorporating all material incorporating all material revenue and cost revenue and cost factors and includes metallurgical recovery (see factors and includes metallurgical recovery footnote 14 for averages). Mineralisation at the US$6,000/hr limit (see footnote 14 for averages). Mineralisation is approximately equivalent to 0.10%Cu, 0.87%Zn, 4.5g/tAg with at the US$0/hr limit is approximately equivalent 6,284t/hr mill throughput. to 0.08%Cu, 0.75%Zn, 4.1g/tAg with 6,286t/hr mill throughput. UG Sulphide Cu only NSR value incorporating all material revenue and includes metallurgical recovery. Only sub-level stoping mining method at US$53.8/t break-even cut-off was applied, equivalent to 0.78%Cu, 7.1g/tAg and 180ppmMo. Predicted metallurgical recoveries of 92% for Cu, 79% for Ag and 46% for Mo. UG Sulphide Cu-Zn NSR value incorporating all material revenue and includes metallurgical recovery. Only sub-level stoping mining method at US$53.8/t break-even cut-off was applied, equivalent to 0.64%Cu, 0.86%Zn and 8.8g/tAg. Predicted metallurgical recoveries of 83% for Cu, 84% for Zn and 60% for Ag. 2. Escondida _ The decrease in Oxide material type was due to depletion. 3. Cerro Colorado _ Remained on care and maintenance. 4. Spence _ The decrease in Oxide, Supergene Sulphide and Transitional Sulphide material types was due to depletion. 5. Pantera _ The increase in Mineral Resources was mainly due to updated macro-economics and a change in cut-off grade applied to the updated resource estimate which was informed by additional drilling. 6. Pedra Branca _ The increase in Mineral Resources was due to a resource estimate update informed by additional drilling and updated macroeconomics partially offset by depletion. 7. Prominent Hill _ The decrease in UG Sulphide material type was mainly due to a change in cut-off grade and depletion. The decrease in SP Sulphide and SP Low-grade material types was due to depletion. 8. Oak Dam - Mineral Resource was announced 27 August 2024. 9. Josemaria and Filo del Sol - First-time reporting of Josemaria and Filo del Sol deposits. 10. Olympic Dam _ The decrease in UG Sulphide material type was due to a resource estimate update informed by additional drilling. 11. Antamina _ The decrease in Sulphide Cu-Zn material type was mainly due to depletion and a resource estimate update informed by additional drilling. An increase in UG Sulphide Cu only material type was due to a resource estimate update informed by additional drilling. A decrease in UG Sulphide Cu-Zn material type was due to a resource estimate update informed by additional drilling.

210 BHP Annual Report 2025 6 Mineral Resources and Ore Reserves continued Copper Ore Reserves As at 30 June 2025 Proved Reserves Probable Reserves Commodity deposit1,12,13 Material type Mt %Cu ppmMo Mt %Cu ppmMo Copper operations Escondida14,16 Full SaL 165 0.81 _ 35 0.61 _ Sulphide 3,230 0.61 _ 1,400 0.54 _ Sulphide Leach 1,210 0.38 _ 238 0.37 _ Spence14,15,17 Oxide 9.2 0.54 _ 0.6 0.53 _ Supergene Sulphide 29 0.57 _ 37 0.51 _ Transitional Sulphide 7.3 0.53 120 0.2 0.41 96 Hypogene Sulphide 360 0.57 190 385 0.50 130 Copper gold operations Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg Pedra Branca15,18 UG Sulphide 1.3 1.80 0.48 _ 2.5 1.85 0.49 _ Carrapateena14,19 UG Sulphide 162 1.02 0.42 4 Prominent Hill14,20 UG Sulphide 26 1.07 0.59 3 20 0.84 0.79 2 SP Sulphide 0.1 0.44 0.65 1 1.6 0.11 0.57 0.3 SP Low-grade Copper uranium gold operation Mt %Cu kg/tU3O8 g/tAu g/tAg Mt %Cu kg/tU3O8 g/tAu g/tAg Olympic Dam14,21 UG Sulphide 345 1.90 0.59 0.73 4 246 1.71 0.55 0.60 4 Low-grade 43 0.84 0.28 0.34 2 Copper zinc operation Mt %Cu %Zn g/tAg ppmMo Mt %Cu %Zn g/tAg ppmMo Antamina14,22 Sulphide Cu only 189 0.82 0.12 8 280 185 0.91 0.15 9 300 Sulphide Cu-Zn 45 1.00 1.76 19 110 107 1.08 1.96 19 80 12. Approximate drill-hole spacings used to classify the reserves were: Deposit Proved Reserves Probable Reserves Escondida Full SaL: 30m x 30m Full SaL: 45m x 45m Sulphide: 50m x 50m Sulphide: 90m x 90m Sulphide Leach: 60m x 60m Sulphide Leach: 115m x 115m Spence Oxide 50m x 50m Supergene Sulphide, Transitional Sulphide & Hypogene 100m x 100m for all material types Sulphide: 70m x 70m Pedra Branca &lt;25m &lt;50m Carrapateena _ 25m to 100m Prominent Hill &lt;35m 35m to 75m Olympic Dam 20m to 35m 35m to 70m Antamina 25m to 55m 40m to 80m 13. Ore delivered to process plant. 14. Metallurgical recoveries for the operations were: Deposit Metallurgical recovery Escondida Full SaL: 76% Sulphide: 85% Sulphide Leach: 42% Spence Oxide: 84% Supergene Sulphide: 81% Carrapateena Cu 92%, Au 77%, Ag 74% Prominent Hill UG Sulphide and SP Sulphide: Cu 88%, Au 72%, Ag 72% Olympic Dam Cu 94%, U3O8 65%, Au 71%, Ag 63% Antamina Sulphide Cu only: Cu 92%, Zn 0%, Ag 79%, Mo 46% Sulphide Cu-Zn: Cu 83%, Zn 84%, Ag 60%, Mo 0% 15. Metallurgical recoveries based on testwork: Deposit Metallurgical recovery Spence Transitional Sulphide and Hypogene Sulphide: Cu 82%, Mo 55% Pedra Branca Cu 83-95%, Au 53-72% 16. Escondida _ The decrease in Full SaL material type was due to depletion. 17. Spence _ The decrease in Ore Reserves was due to depletion. 18. Pedra Branca _ The increase in Ore Reserves was due to an updated resource estimate informed by additional drilling partially offset by depletion. 19. Carrapateena _ The decrease in Ore Reserves was due to an updated mine plan, changes in macro economics and depletion. 20. Prominent Hill _ The decrease in UG Sulphide material type was due to an updated resource estimate, updated modifying factors and depletion. The decrease in SP Sulphide and SP Low-grade material types was due to depletion. 21. Olympic Dam _ The increase in UG Sulphide material type was due to an updated resource estimate and updated modifying factors partially offset by depletion. 22. Antamina _ The increase in Ore Reserves was due to upgrades in the infrastructure based on recent government approvals.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 211 As at 30 June 2024 Total Reserves Total Reserves BHP Mt %Cu ppmMo interest % Mt %Cu ppmMo 200 0.78 _ 57.5 216 0.77 _ 4,630 0.59 _ 4,770 0.60 1,450 0.38 _ 1,500 0.38 _ 9.8 0.54 _ 100 13 0.63 66 0.54 _ 81 0.56 _ 7.5 0.53 120 11 0.55 120 745 0.53 160 775 0.54 160 Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg 3.8 1.83 0.49 _ 100 2.9 2.03 0.52 _ 162 1.02 0.42 4 100 185 1.03 0.41 4 46 0.97 0.68 2 100 49 0.97 0.63 3 1.7 0.13 0.58 0.4 1.9 0.24 0.57 0.7 2.2 0.16 0.34 0.6 Mt %Cu kg/tU3O8 g/tAu g/tAg Mt %Cu kg/tU3O8 g/tAu g/tAg 591 1.82 0.57 0.68 4 100 558 1.85 0.59 0.67 4 43 0.84 0.28 0.34 2 42 0.84 0.28 0.33 2 Mt %Cu %Zn g/tAg ppmMo Mt %Cu %Zn g/tAg ppmMo 375 0.86 0.13 9 290 33.75 137 0.95 0.15 9 340 151 1.06 1.90 19 90 61 0.98 1.89 18 90

212 BHP Annual Report 2025 6 Mineral Resources and Ore Reserves continued Iron Ore Mineral Resources As at 30 June 2025 Measured Resources Indicated Resources Commodity Material deposit1,2 type Mt %Fe %P 2O %LOI Mt %Fe %P 2O %LOI %SiO2 %Al 3 %SiO2 %Al 3 Iron ore operations WAIO3,4,5,6 BKM 3,190 60.6 0.14 4.6 2.7 5.4 5,110 59.4 0.14 5.4 2.6 6.2 CID 310 55.7 0.05 6.4 2.3 11.0 340 56.2 0.06 6.4 2.3 10.3 DID 190 62.0 0.06 3.5 3.3 3.5 MM 1,500 61.3 0.07 3.5 1.8 6.4 1,480 59.9 0.06 4.6 2.1 6.8 Brazil Mt %Fe %Pc Mt %Fe %Pc Samarco ROM 3,020 39.3 0.05 1,720 37.7 0.05 Ore Reserves As at 30 June 2025 Proved Reserves Probable Reserves Commodity Material deposit1,7 type Mt %Fe %P 2O %LOI Mt %Fe %P 2O %LOI %SiO2 %Al 3 %SiO2 %Al 3 Iron ore operations WAIO3,4,8,9,10,11,12 BKM 1,170 62.2 0.13 3.4 2.3 4.6 1,270 61.8 0.13 3.6 2.2 5.0 CID MM 670 62.3 0.06 2.9 1.6 5.9 950 61.3 0.07 3.4 1.8 6.5 Brazil Mt %Fe %Pc Mt %Fe %Pc Samarco ROM 78 40.3 0.07 748 43.0 0.05 1. The Mineral Resources and Ore Reserves qualities listed refer to in situ mass percentage on a dry weight basis. Wet tonnes are reported for WAIO deposits and Samarco, including moisture contents for WAIO: BKM - Brockman 3%, CID - Channel Iron Deposits 8%, DID - Detrital Iron Deposits 4%, MM - Marra Mamba 4% and Samarco: ROM 6.5% . 2. A single cut-off grade was applied in WAIO per deposit ranging from 50-58%Fe with an additional threshold of &lt;6%Al203 applied to the DID material type. For Samarco the cut-off grade was 22%Fe. 3. WAIO _ Mineral Resources and Ore Reserves are reported on a Pilbara basis by material type to align with our production of blended lump products which comprises BKM and MM material types and blended fines products including CID. This also reflects our single logistics chain and associated management system. 4. WAIO _ BHP interest is reported as Pilbara Ore Reserves tonnes weighted average across all joint ventures which can vary from year to year. BHP ownership varies between 85% and 100%. 5. WAIO _ Mineral Resources are restricted to areas which have been identified for inclusion based on a risk assessment, including heritage sites. 6. WAIO _ The decrease in the MM material type was due to a change in cut-off grade, depletion and sterilisation partially offset by resource estimate updates informed by additional drilling. Steelmaking Coal Coal Resources As at 30 June 2025 Measured Resources Indicated Resources Commodity Mining deposit1,2 method Coal type Mt %Ash %VM %S Mt %Ash %VM %S Metallurgical coal operations BMA Goonyella Complex3 OC Met 434 8.7 21.9 0.51 10 9.3 22.0 0.53 UG Met 1,750 9.8 20.8 0.53 405 10.3 19.4 0.54 Peak Downs4 OC Met 953 10.6 19.2 0.61 548 11.6 19.0 0.66 Caval Ridge5 OC Met 364 12.4 22.1 0.57 82 11.8 22.8 0.59 Saraji6 OC Met/Th 1,100 10.0 17.4 0.64 453 10.8 17.1 0.71 UG Met/Th 1 10.9 16.4 0.57 74 9.5 16.1 0.55 Saraji South7 OC Met 281 9.4 17.2 0.68 104 9.9 17.3 0.75 1. Tonnages are reported on an in situ moisture basis. Coal qualities are for a potential product on an air-dried basis. 2. Cut-off criteria: Deposit Mining method Coal Resources Coal Reserves Goonyella Complex OC 0.5m seam thickness, coke yield 50% and 35% raw ash 0.5m seam thickness UG 2.0m seam thickness, coke yield 50% and 35% raw ash 3.5m seam thickness Peak Downs OC 0.4m seam thickness and 35% raw ash 0.4m seam thickness Caval Ridge OC 0.3m seam thickness and coke yield 30% 0.4m seam thickness Saraji OC 0.5m seam thickness, coke yield 50% and 50% raw ash 0.5m seam thickness UG 2.0m seam thickness, coke yield 50% and 50% raw ash _ Saraji South OC 0.5m seam thickness, coke yield 50% and 50% raw ash 0.5m seam thickness 3. Goonyella Complex _ The decrease in OC Coal Resources was due to updated modifying factors, mine design and economic assessment. The increase in UG Coal Resources was due to updated mine design to incorporate some OC Coal Resources. 4. Peak Downs _ The decrease in Coal Resources was due to updated modifying factors. 5. Caval Ridge _ The decrease in Coal Resources was due to updated modifying factors and economic assessment. 6. Saraji _ The decrease in UG Coal Resources was due to updated cut-off criteria, economic assessment and mine plan. 7. Saraji South _ The decrease in Coal Resources was due to updated modifying factors.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 213 As at 30 June 2024 Inferred Resources Total Resources BHP Total Resources interest Mt %Fe %P%SiO2 %Al2O3 %LOI Mt %Fe %P%SiO2 %Al2O3 %LOI % Mt %Fe %P%SiO2 %Al2O3 %LOI 11,400 58.9 0.14 5.7 2.6 6.7 19,700 59.3 0.14 5.5 2.6 6.3 85 19,830 59.3 0.14 5.4 2.6 6.4 870 54.7 0.06 6.8 3.0 11.1 1,520 55.2 0.06 6.6 2.7 10.9 1,540 55.2 0.06 6.6 2.7 10.9 100 60.1 0.06 4.5 4.0 4.8 290 61.3 0.06 3.9 3.5 4.0 280 61.2 0.06 4.1 3.7 3.8 4,280 59.3 0.07 5.0 2.4 7.1 7,260 59.8 0.07 4.6 2.2 6.9 7,870 59.6 0.07 4.8 2.2 7.0 Mt %Fe %Pc Mt %Fe %Pc Mt %Fe %Pc 420 37.4 0.06 5,160 38.6 0.05 50 5,190 38.6 0.05 As at 30 June 2024 Total Reserves BHP Total Reserves interest Mt %Fe %P %SiO2 %Al2O3 %LOI % Mt %Fe %P %SiO2 %Al2O3 %LOI 2,440 62.0 0.13 3.5 2.3 4.8 85 2,560 62.0 0.13 3.5 2.3 4.8 25 56.9 0.05 5.6 1.8 10.8 1,610 61.7 0.06 3.2 1.7 6.3 1,740 61.7 0.06 3.2 1.7 6.3 Mt %Fe %Pc Mt %Fe %Pc 826 42.7 0.06 50 849 42.7 0.06 7. Approximate drill-hole spacings used to classify the reserves were: Deposit Proved Reserves Probable Reserves WAIO 50m x 50m 150m x 50m Samarco 100m x 100m 200m x 200m 8. WAIO _ Recovery was 100% for all material types (tonnage basis). 9. WAIO _ Iron ore is marketed for WAIO as Lump (direct blast furnace feed) and Fines (sinter plant feed). 10. WAIO _ Cut-off grades used to estimate Ore Reserves range from 50_62%Fe for all material types. Ore delivered to process facility. 11. WAIO _ Ore Reserves are all located on State Agreement mining leases that guarantee the right to mine. Across WAIO, State Government approvals (including environmental and heritage clearances) are required before commencing mining operations in a particular area. Included in the Ore Reserves are select areas where one or more approvals remain outstanding, but where, based on the technical investigations carried out as part of the mine planning process and company knowledge and experience of the approvals process, it is expected that such approvals will be obtained as part of the normal course of business and within the time frame required by the current mine schedule. 12. WAIO _ The decrease in CID material type was due to depletion and changes in the mine plan. The decrease in MM material type was due to depletion. As at 30 June 2024 Inferred Resources Total Resources Total Resources BHP Mt %Ash %VM %S Mt %Ash %VM %S interest % Mt %Ash %VM %S 11 12.4 24.8 0.59 455 9.0 22.1 0.52 50 765 9.0 22.1 0.52 522 9.3 18.9 0.51 2,680 9.7 20.0 0.52 2,495 9.7 20.0 0.52 310 12.6 20.1 0.74 1,810 11.3 19.3 0.64 50 1,958 10.9 19.4 0.65 43 12.4 23.6 0.58 488 12.3 22.3 0.58 50 640 12.1 20.7 0.54 500 10.7 16.9 0.70 2,060 10.4 17.2 0.67 50 2,075 11.0 16.4 0.65 93 9.1 16.3 0.57 169 9.3 16.2 0.56 445 11.7 16.2 0.59 52 10.6 17.2 0.75 437 9.7 17.2 0.70 50 490 9.7 17.1 0.69

214 BHP Annual Report 2025 6 Mineral Resources and Ore Reserves continued Steelmaking Coal Coal Reserves As at 30 June 2025 Proved Probable Proved Probable Total Marketable Marketable Reserves Reserves Reserves Reserves Reserves Commodity Mining deposit1,2,8,9,10,11 method Coal type Mt Mt Mt Mt Mt Metallurgical coal operations BMA Goonyella Complex12 OC Met 433 9.7 443 316 6.7 UG Met 23 _ 23 17 _ Peak Downs13,14 OC Met/Th 682 211 893 379 124 Caval Ridge15 OC Met 199 37 236 108 20 Saraji13,16 OC Met/Th 239 22 261 154 12 Saraji South17 OC Met 51 2.0 53 33 1.0 8. Geophysically logged, laboratory analysed, cored drillholes with a coal sample linear recovery greater than 90% are used to classify Coal Reserves. Drill-hole spacings vary between seams and geological domains, as determined by geostatistical analysis where possible. The range of maximum drill-hole spacings used to classify the Coal Reserves were: Deposit Proved Reserves Probable Reserves Goonyella Complex 900m to 1,250m 1,750m to 2,400m Peak Downs 200m to 2,250m 400m to 4,300m Caval Ridge 300m to 1,750m 550m to 2,950m Saraji 350m to 1,800m 700m to 3,450m Saraji South 500m to 2,650m 1,000m to 4,200m 9. Product recoveries for the operations were: Deposit Product recovery Goonyella Complex 73% OC, 74% UG Peak Downs 56% Caval Ridge 54% Saraji 64% Saraji South 64% Energy Coal Coal Resources As at 30 June 2025 Measured Resources Indicated Resources Commodity Mining Coal Kcal/ Kcal/ deposit1,2 method type Mt %Ash %VM %S kg CV Mt %Ash %VM %S kg CV Energy coal operation Mt Arthur Coal3 OC Th 77 19.3 29.2 0.61 6,200 31 18.5 30.0 0.55 6,260 Energy coal project Togara South4 UG Th Coal Reserves As at 30 June 2025 Proved Probable Total Reserves Reserves Reserves Proved Marketable Reserves Commodity Mining Coal Kcal/ deposit method type Mt Mt Mt Mt %Ash %VM %S kg CV Energy coal operation Mt Arthur Coal1,2,5,6,7,8 OC Th 79 21 100 62 16.1 30.2 0.53 5,780 1. Cut-off criteria: Deposit Coal Resources Coal Reserves Mt Arthur Coal 0.3m seam thickness and 35% raw ash 0.3m seam thickness, 50% raw ash, 50% product ash and 32%ROM ash 2. Qualities are reported on an air-dried in situ basis. Tonnages are reported as in situ. 3. Mt Arthur Coal _ The decrease in Coal Resources was due to depletion partially offset by a resource estimate update informed by additional drilling. 4. Divestment of Togara South was completed in FY25. 5. Mt Arthur Coal _ Approximate drill-hole spacings used to classify the reserves were: Deposit Coal Resources Coal Reserves Mt Arthur Coal 200m to 800m (geophysical logged, 95% core recovery) 400m to 1,550m (geophysical logged, 95% core recovery) 6. Mt Arthur Coal _ Overall product recovery for the operation was 70%. 7. Mt Arthur Coal _ Moisture content when mined is 8.1% . Moisture content for Marketable Reserves is 10.4% . 8. Mt Arthur Coal _ Coal delivered to handling plant where it may be washed through a coal handling and preparation plant or sold as raw product.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 215 As at 30 June 2024 BHP Total Marketable Reserves Total Marketable Reserves interest Mt %Ash %VM %S % Mt %Ash %VM %S 323 9.8 22.4 0.53 50 332 8.9 22.5 0.52 17 9.2 23.9 0.54 19 9.0 22.9 0.54 503 10.5 21.8 0.64 50 546 10.5 21.9 0.64 128 10.5 22.4 0.58 50 174 10.5 22.4 0.57 166 10.6 18.6 0.67 50 245 10.5 18.0 0.64 34 9.8 17.5 0.63 50 47 9.6 17.6 0.65 10. Total Coal Reserves include allowances for diluting materials and for losses that occur when coal is mined and reported at 4% moisture. Marketable Coal Reserves is the product available at the specific moisture content (10% Goonyella Complex; 10.5% Peak Downs and Caval Ridge; 10.1% Saraji, 10-11% Saraji South) and at an air-dried quality basis for sale after the beneficiation of the Total Coal Reserves. 11. Coal delivered to handling plant. 12. Goonyella Complex _ The decrease in UG Coal Reserves was mainly due to depletion offset by input model updates. 13. Percentage of secondary thermal products for Reserves with coal type Met/Th are: Peak Downs 6% and Saraji 1%. Contributions may vary year on year based on market demand. 14. Peak Downs _ The decrease in Coal Reserves was due to updated modifying factors, depletion and macroeconomics. 15. Caval Ridge _ The decrease in Coal Reserves was due to updated macroeconomics, updated mine plan and depletion. 16. Saraji _ The decrease in Coal Reserves was mainly due to updated modifying factors, depletion and updated macro-economics. 17. Saraji South _ The decrease in Coal Reserves was mainly due to updated macroeconomics, updated modifying factors and depletion. As at 30 June 2024 Inferred Resources Total Resources Total Resources BHP Kcal/ Kcal/ interest Kcal/ Mt %Ash %VM %S kg CV Mt %Ash %VM %S kg CV % Mt %Ash %VM %S kg CV 4.8 19.3 28.3 0.50 6,210 113 19.1 29.4 0.59 6,220 100 124 19.5 29.4 0.61 6,110 100 1,620 14.0 29.0 0.31 6,510 As at 30 June 2024 Probable Marketable Reserves Total Marketable Reserves Total Marketable Reserves BHP Kcal/ Kcal/ interest Kcal/ Mt %Ash %VM %S kg CV Mt %Ash %VM %S kg CV % Mt %Ash %VM %S kg CV 16 16.1 30.2 0.53 5,780 78 16.1 30.2 0.53 5,780 100 77 15.5 30.4 0.51 5,910

216 BHP Annual Report 2025 6 Mineral Resources and Ore Reserves continued Potash Mineral Resources As at 30 June 2025 As at 30 June 2024 Measured Resources Indicated Resources Inferred Resources Total Resources Total Resources O O O O %MgO BHP O %MgO Commodity Material 2 2 2 2 interest 2 deposit type Mt %K %Insol. %MgO Mt %K %Insol. %MgO Mt %K %Insol. %MgO Mt %K %Insol. % Mt %K %Insol. Potash project Jansen1,2,3,4,5 LPL 5,230 25.6 7.7 0.08 1,280 25.6 7.7 0.08 6,510 25.6 7.7 0.08 100 6,510 25.6 7.7 0.08 Ore Reserves As at 30 June 2025 As at 30 June 2024 Proved Resources Probable Reserves Total Reserves Total Reserves O O O %MgO BHP O %MgO Commodity 2 2 2 interest 2 deposit Material type Mt %K %Insol. %MgO Mt %K %Insol. %MgO Mt %K %Insol. % Mt %K %Insol. Potash project Jansen1,4,5,6 LPL 1,070 24.9 7.5 0.10 1,070 24.9 7.5 0.10 100 1,070 24.9 7.5 0.10 1. Mineral Resources and Ore Reserves are stated for the Lower Patience Lake (LPL) potash unit. 2. Mineral Resources are reported using a seam thickness of 3.96m from the top of 406 clay seam. 3. Measured Resources grade has been assigned to Inferred Resources. 4. %K2O grade is equivalent to %KCl content using a mineralogical conversion factor of 1.583. 5. Tonnages are reported on an in situ moisture content basis, estimated to be 0.3% . 6. Ore Reserves are based on an expected metallurgical recovery of 88%. Nickel Mineral Resources As at 30 June 2025 As at 30 June 2024 Measured Indicated Inferred Total Total BHP Resources Resources Resources Resources Resources Commodity interest deposit1 Material type Mt %Ni Mt %Ni Mt %Ni Mt %Ni % Mt %Ni Nickel West operations Leinster2 OC Disseminated Sulphide 3.9 0.69 73 0.57 52 0.63 129 0.60 100 133 0.60 OC Massive Sulphide 0.12 4.0 0.63 5.1 0.30 5.0 1.0 4.9 1.6 4.8 UG Disseminated Sulphide 16 1.8 14 1.5 6.8 1.3 37 1.6 36 1.6 UG Massive Sulphide 0.72 5.7 2.1 5.5 1.2 4.4 4.1 5.2 4.1 5.2 Oxide 5.1 1.8 SP Oxidised 1.9 1.7 Mt Keith OC Disseminated Sulphide 132 0.54 67 0.52 24 0.52 223 0.53 100 223 0.53 Cliffs3 UG Disseminated Sulphide 100 5.3 0.89 UG Massive Sulphide 2.1 3.7 Yakabindie OC Disseminated Sulphide 146 0.61 86 0.61 148 0.61 380 0.61 100 384 0.61 Nickel West projects Honeymoon Well OC Disseminated Sulphide 138 0.62 6.5 0.66 144 0.62 100 144 0.62 UG Disseminated Sulphide 9.6 0.69 18 0.75 3.9 0.72 310.73 31 0.73 UG Massive Sulphide 0.47 5.6 0.82 6.2 0.15 6.7 1.4 6.1 1.4 6.1 Jericho4 OC Disseminated Sulphide 26 0.54 82 0.53 108 0.53 100 98 0.56 Nickel copper projects Mt %Ni%Cu Mt %Ni%Cu Mt %Ni%Cu Mt %Ni%Cu Mt %Ni %Cu Nebo OC Sulphide 49 0.34 0.32 1.1 0.35 0.38 50 0.34 0.32 100 50 0.34 0.32 Babel OC Sulphide 91 0.31 0.36 190 0.28 0.31 58 0.32 0.35 340 0.30 0.33 100 340 0.30 0.33 1. Cut-off criteria: Deposit Material type Mineral Resources Leinster OC Disseminated Sulphide 0.40%Ni OC Massive Sulphide Stratigraphic UG Disseminated Sulphide Variable between stratigraphic for block cave and 1.0%Ni UG Massive Sulphide Stratigraphic Mt Keith OC Disseminated Sulphide Variable between 0.35%Ni and 0.40%Ni based on mineralogy Yakabindie OC Disseminated Sulphide 0.35%Ni Honeymoon Well OC Disseminated Sulphide 0.35%Ni UG Disseminated Sulphide 0.40%Ni UG Massive Sulphide Stratigraphic Jericho OC Disseminated Sulphide 0.40%Ni Nebo & Babel OC Sulphide Cut-off based on NSR value of A$13/t which represents mill-limited break-even cut-off inclusive of processing and re-handling costs per total tonne mined 2. Leinster _ The decrease in OC Massive Sulphide was due to sterilisation from partial pit backfill. The decrease in Oxide and SP Oxidised material types was due to updated metallurgical assumptions. 3. Cliffs _ The decrease in Cliffs Mineral Resource was due to an updated economic assessment. 4. Jericho _ The increase in OC Disseminated Sulphide material type was mainly due to a resource estimate update informed by additional drilling.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 217 7 People _ performance data1,2,3 Table 1 _ Workforce data and diversity by region FY2025 Number and Average number % of employees and % of contractors2 Employees by gender number and % Region Employees Employees % Contractors Contractors % Male Male % Female Female % Asia 1,631 3.9 3,774 7.6 615 37.7 1,016 62.3 Australia 31,191 75.2 15,631 31.4 19,092 61.2 12,099 38.8 Europe 97 0.2 6 &lt;0.1 39 40.2 58 59.8 North America 749 1.8 2,145 4.3 390 52.1 359 47.9 South America 7,795 18.8 28,284 56.7 4,192 53.8 3,603 46.2 Total 41,463 100 49,841 100 24,328 58.7 17,135 41.3 Table 2 _ Employees by category and diversity for FY2025 Gender Region Employment North South category Total % of total Male Female Asia Australia Europe America America Full time 39,369 94.9 23,723 15,646 1,609 29,413 92 725 7,530 Part time 1,279 3.1 464 815 3 1,268 3 5 0 Fixed term full time 589 1.4 97 492 19 284 2 19 265 Fixed term part time 79 0.2 16 63 0 79 0 0 0 Casual 147 0.4 28 119 0 147 0 0 0 Total 41,463 100 24,328 17,135 1,631 31,191 97 749 7,795 Table 3 _ Employees by category and diversity for FY205 Gender Gender % Age Group % Category Total Male Female Male % Female % Under 30 30_39 40_49 50+ Senior leaders 246 147 99 59.8 40.2 0.4 7.3 50.8 41.5 Managers 1,354 787 567 58.1 41.9 0.4 22.8 50.8 26 Supervisory and professional 18,012 10,084 7,928 56.0 44.0 9 38.7 33.8 18.5 Operators and general support 21,851 13,310 8,541 60.9 39.1 21.3 29.3 24.3 25.2 Total 41,463 24,328 17,135 58.7 41.3 15.1 33.1 29.4 22.4 Board and executive management diversity In accordance with UK Listing Rule 14.3.30(2), these tables set out the Board and executive management diversity data as at 30 June 2025. Gender identity Number of senior positions on the Board Number of Percentage (CEO, CFO, SID Number in executive Percentage of executive Board members of the Board and Chair)4 management5 management5 Men 5 56% 3 5 45% Women 4 44% _ 6 55% Not specified/ prefer not to say 0 0% _ 0 0% Ethnic background Number of Percentage Number of senior Number in executive Percentage of executive Board members of the Board positions on the Board4 management5 management5 White British or other White (including minority-white groups) 7 78% 2 7 64% Mixed/Multiple ethnic groups 1 11% 1 3 27% Asian/Asian British 1 11% _ 1 9% Black/African/ Caribbean/Black British 0 0% _ 0 0% Other ethnic group 0 0% _ 0 0% Not specified/ prefer not to say 0 0% _ 0 0% 1. Based on a point-in-time snapshot of employees as at 30 June 2025, including employees on extended absence, which was 1,124 in FY2025. There is no significant seasonal variation in employment numbers. 2. Contractor data is collected from internal organisation systems. Contractor data is averaged for a 10-month period, July 2024 to April 2025. 3. Figures reported do not include employees and contractors of the operations located in Brazil, that were acquired as part of the OZ Minerals acquisition completed during FY2023. 4. These tables are set out in the format prescribed by the UK Listing Rules. For BHP, the senior Board positions are the CEO, Senior Independent Director (SID) and Chair as the CFO is not a member of the Board, in line with market practice for Australian listed companies. 5. In accordance with the UK Listing Rules, executive management includes the Executive Leadership Team (the most senior executive body below the Board) and the Group Company Secretary, excluding administrative and support staff.

218 BHP Annual Report 2025 8 Legal proceedings The Group is involved from time to time in legal proceedings and _ In June 2018, the Companies, the other parties to the Framework government investigations, including claims and pending actions against Agreement, the Public Prosecutors Office2 and the Public Defense it seeking damages or clarification or prosecution of legal rights and Office3 entered into a Governance Agreement, which settled the regulatory inquiries regarding business practices. Insurance or other merits phase of the R$20 billion Public Civil claim and established indemnification protection may offset the financial impact on the Group of a process to renegotiate the Programs to progress settlement a successful claim. of the R$155 billion Federal Public Prosecutors Office claim. This section summarises the significant legal proceedings, investigations, The obligations provided for in the previous agreements in the context and associated matters in which the Group is currently involved or has of the Samarco dam failure, including the Framework Agreement and finalised since our last Annual Report. the Governance Agreement were extinguished and replaced by the Settlement Agreement. Legal proceedings relating to the failure of the The financial value of the Settlement Agreement, as at the announcement Fundao tailings dam at the Samarco iron ore date, was R$170 billion (approximately US$31.7 billion)4 on a 100 per operations in Minas Gerais and Espirito Santo cent basis, including amounts spent as at the announcement date plus (Samarco dam failure) subsequent payments and obligations as follows: _ R$38 billion (approximately US$7.9 billion)4 in amounts spent to The Group has been involved in numerous legal proceedings relating to 30 September 2024 on remediation and compensation since 2016. the Samarco dam failure. These include legal proceedings brought by _ R$100 billion (approximately US$18 billion)4 in instalments over 20 years government authorities and civil associations claiming environmental and socioeconomic damages and a number of specific remediation measures to the Public Authorities, the relevant municipalities and Indigenous as a result of the Samarco dam failure, including proceedings in which peoples and Traditional communities for the execution of measures BHP Brasil is a defendant. provided for in the Settlement Agreement (Obligation to Pay). _ Additional performance obligations for an estimated financial value of Settlement Agreement with Public Authorities for approximately R$32 billion (approximately US$5.8 billion)4 that will be reparation of the Samarco dam failure carried out by Samarco in accordance with the terms of the Settlement Agreement (Obligations to Perform). These obligations include On 25 October 2024, the Federal Government of Brazil, State of Minas remediation and compensation programs that are expected to be largely Gerais, State of Espirito Santo, public prosecutors and public defenders completed over the next 15 years. (Public Authorities) entered into the Settlement Agreement with Samarco Mineracao S.A. (Samarco) and its shareholders, BHP Billiton Brasil Ltda. Under the Settlement Agreement, Samarco is the primary obligor for (BHP Brasil) and Vale S.A. (Vale) (together, the Companies) to settle the settlement obligations and BHP Brasil and Vale are each secondary claims relating to the Samarco dam failure. The Settlement Agreement obligors of any obligation that Samarco cannot fund or perform in was ratified by the Brazilian Federal Supreme Court on 6 November 2024. proportion to their shareholding at the time of the dam failure, which was On 15 May 2025, the decision that ratified the Settlement Agreement 50 per cent each. became final and unappealable. Some of the key obligations of the Settlement Agreement include: The Settlement Agreement delivers a full and final settlement of the _ compensation to programs for the benefit of people, communities Framework Agreement obligations, as well as the R$20 billion Public and the environment in the affected regions, including R$11 billion Civil claim, the R$155 billion Federal Public Prosecutors Office claim and (approximately US$2 billion)4 for universal water sanitation, R$12 billion other claims by the Public Authorities relating to the Samarco dam failure, (approximately US$2.2 billion)4 for health programs, R$6.5 billion described below. (approximately US$1.2 billion)4 for economic recovery programs, _ The public civil action brought by the Federal Government of Brazil, R$4.3 billion (approximately US$770 million)4 for improvements to road States of Espirito Santo and Minas Gerais and other public authorities and infrastructure, R$2 billion (approximately US$360 million)4 for a flood against the Companies in November 2015, seeking their joint liability response fund, R$2.4 billion (approximately US$432 million)4 to foster for the full reparation of environmental and socioeconomic damages fishing and biodiversity, R$1 billion (approximately US$180 million)4 for arising from the Samarco dam failure, in the amount of R$20 billion a program to support women, R$5.7 billion (approximately US$1 billion)4 (approximately US$3.7 billion)1 (the R$20 billion Public Civil claim). for a social participation fund for investment in education, culture, sports _ The public civil action brought by the Brazilian Federal Public and food security, and R$3.75 billion (approximately US$674 million)4 for Prosecutors Office against the Companies, as well as other an income assistance program to support the most vulnerable people public entities in May 2016, seeking R$155 billion (approximately _ provision of R$8 billion (US$1.44 billion4) to eligible Indigenous US$28.4 billion)1 for reparation, compensation and social, individual peoples and Traditional communities with the allocation of funds to and collective moral damages in relation to the Samarco dam failure be determined by Indigenous and Traditional communities following a (the R$155 billion Federal Public Prosecutors Office claim). consultation process to be conducted by the Federal Government _ The public civil action brought by the State Prosecutors Office of _ compensation payments of R$95,000 per person to eligible fishermen Minas Gerais against the Companies in December 2015 claiming and farmers and R$13,018 per person to eligible individuals with water indemnification for moral and material damages to an unspecified damage claims group of individuals affected by the Samarco dam failure, including the _ establishment of a further compensation and indemnification system payment of costs for housing and social, economic assistance (CPA known as the Definitive Indemnification Program (PID), which provides Mariana I) and related enforcement proceedings, and other public civil payments of R$35,000 per eligible individual and small business actions against the Companies related to damages that, according to the State Prosecutors, were not covered by CPA Mariana I. In view of the Settlement Agreement, the main proceedings brought by its signatories against BHP Brasil, Vale, Samarco and/or Renova Over the years, Samarco, Vale, BHP Brasil, and public authorities have Foundation have now been terminated, including the R$20 billion Public entered into agreements for the remediation of damages resulting from the Civil claim and the R$155 billion Federal Public Prosecutors Office Samarco dam failure. claim, the 14 enforcement proceedings linked to the referred civil public _ In March 2016, the Companies entered into a Framework Agreement actions (CPAs), and the CPA concerning alleged gender discrimination. with the Federal Government of Brazil, the States of Espirito Santo The Settlement Agreement provides that the collective socioenvironmental and Minas Gerais and certain other public authorities to establish a and socioeconomic damages of any nature (including social, moral and foundation (Renova Foundation) maintained by the Companies to non-economic damages) arising from the dam failure are compensated and develop and execute environmental and socioeconomic programs remediated by the Obligations to Perform and Obligation to Pay and that no (Programs) to remediate and provide compensation for damages additional obligations will be required for the reparation and compensation caused by the Samarco dam failure. of the collective damages. 1. Based on the exchange rate as at 30 June 2025 BLR/US$ of 5.46. 2. The Public Prosecutors Office includes the Federal, State of Minas Gerais and State of Espirito Santo public prosecutors offices. 3. The Public Defense Office includes the Federal, State of Minas Gerais and State of Espirito Santo public defense offices. 4. US$ amounts for amounts already spent is calculated based on actual transactional (historical) exchange rates related to funding provided to Renova. Future spends is calculated using BRL/US$ exchange rate of 5.56. All future financial obligations are presented on a real, undiscounted basis and will accrue inflation at the IPCA inflation rate. Payments will be made in Brazilian Reais.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 219 Pursuant to the Settlement Agreement, the Renova Foundation’s governance body ceased on signing of the Settlement Agreement and the Renova Foundation’s Programs will be completed or transferred to Samarco or to the Federal or State Governments of Brazil within 12 months of signing of the Settlement Agreement. The Settlement Agreement did not resolve all claims related to the Samarco dam failure. For instance, the Settlement Agreement did not resolve the Australian class action complaint, UK group action complaint, the group action claim brought against certain Vale and Samarco entities in the Netherlands, criminal charges against the Companies and certain individuals, certain CPAs commenced by private associations, including the CPAs concerning the use of Tanfloc for water treatment, trailing litigation from individuals, Indigenous peoples and Traditional communities and businesses (among others), and future or unknown claims, which may arise from new information or damages in connection with the dam failure, such as potential claims alleging health impacts to individuals. The Settlement Agreement and application thereof has been the subject of claims that seek to, among other things, change the eligibility parameters of the Settlement Agreement. The Companies are defending these claims. In addition, actions for alleged damages, fees and/or expenses related to claims concerning the Samarco dam failure have been, and may in the future be, brought against the Group. The potential liabilities resulting from current and future claims, lawsuits, proceedings, enforcement actions and other obligations relating to the Samarco dam failure not resolved by the Settlement Agreement, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated with certainty at this time and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil’s provision and contingencies for the Samarco dam failure. For more information on BHP Brasil’s provision and contingencies for the Samarco dam failure refer to Financial Statements note 4 ‘Significant events – Samarco dam failure’ Civil public actions commenced by associations concerning the use of Tanfloc for water treatment On 17 November 2023, the Federal Court dismissed the lawsuit filed by four associations due to procedural reasons. The judgement is final and unappealable. In July 2024, two further associations filed another lawsuit against the Companies and others, including the States of Minas Gerais and Espírito Santo, the Federal Government and the Water Treatment Companies, who were all also defendants in the first lawsuit. This second lawsuit was also dismissed due to procedural reasons on 12 November 2024 and the associations have appealed this judgement. In both lawsuits the plaintiffs alleged that the defendants carried out a clandestine study on the citizens of the locations affected by the Samarco dam failure where Tanfloc (a tannin-based flocculant/coagulant) was used in the water treatment process. The plaintiffs claim that this product put the population at risk due to its alleged experimental qualities and the dosage applied. The plaintiffs presented largely similar pleas e.g. material damages, moral damages. Indigenous communities – Civil public action for partial nullity of agreements The Companies are involved in a number of proceedings related to claims involving Indigenous communities. In February 2024, the Federal Prosecutor’s Office filed a collective lawsuit against the Companies, alleging that the settlement agreements entered into between Renova Foundation and the Indigenous communities of Tupiniquim Guarani, Mboapy Pindó and Comboios contain nullities regarding the release of monthly Emergency Subsistence Aid (ASE), and requested an injunction ordering the Companies to continue to pay ASE to the Indigenous peoples of the Tupiniquim, Comboios and Caieiras Velha II, in the Indigenous Lands of Aracruz, State of Espírito Santo in Brazil, following certain new rules, including an increase in the monthly payment amount. On 4 March 2024, the Federal Court granted the Federal Prosecutor’s request for a preliminary injunction, which was later overturned in April 2024. On 31 October 2024, the Federal Court granted the Federal Prosecutor’s Office’s request to nullify the clauses in the agreements with the Tupiniquim Guarani, Comboios and Mboapy Pindó communities regarding releases of ASE, but suspended the terms of its own rule until the Companies’ appeal against the injunction relief previously granted was ruled on, acknowledging that the Settlement Agreement had provisions concerning the Indigenous communities. On 27 March 2025, the Companies appealed the decision. A decision on the appeal is pending. Following the Settlement Agreement, the Companies filed a request for the suspension of the lawsuit. Other civil proceedings in Brazil As noted, BHP Brasil is among the companies named as a defendant in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Renova Foundation. The lawsuits include claims for compensation, environmental reparation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies, including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. Certain of these legal proceedings are outside the scope of the Settlement Agreement. In addition, government inquiries, studies and investigations relating to the Samarco dam failure and actions taken in response to it have been commenced by numerous agencies and individuals of the Brazilian Government and may still be ongoing. Additional legal proceedings and government investigations relating to the Samarco dam failure or responses to the dam failure could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions. The outcomes of these claims, investigations and proceedings remain uncertain and continue to be disclosed as contingent liabilities. For more information on the Samarco dam failure refer to OFR 10 As of 30 June 2025, Samarco had been named as a defendant in more than 88,000 small claims for moral damages in which people argue their public water service was interrupted for between five and 10 days, of which approximately 29,000 claims are still active. BHP Brasil is a co-defendant in more than approximately 25,400 of these cases. The Settlement Agreement does not resolve existing claims by individuals, however it provided for an indemnification proposal of R$13,018 per person to individuals who have unresolved lawsuits in connection with water damage claims. As of 30 June 2025, Samarco has reached settlement in more than 1,100 individual cases, including 350 cases in which BHP Brasil is a co-defendant. Alternatively, the Brazilian Code of Civil Procedure provides that repetitive claims can be settled through a proceeding known as the Resolution of Repetitive Demands Procedure (IRDR). Under the IRDR, a court will hear a ‘pilot case’ representative of such recurring legal matters and the judgement in that decision will set a precedent for the resolution of similar cases in that jurisdiction. An IRDR has been established in the State of Minas Gerais and the Court in the pilot case has ruled that the mandatory parameter for resolution of claims will be the payment of R$2,000 (approximately US$3361) per individual claim for moral damages due to the suspension of public water supply. Appeals before higher courts were filed. On 21 May 2024, the Superior Court of Justice granted the State Prosecutor of Minas Gerais request to declare null the IRDR due to the alleged failure to satisfy the procedural requirements necessary for its formal admissibility. The decision was challenged before the Superior Court of Justice and a decision on the matter is pending. 1. Based on the exchange rate as at 30 June 2025.

220 BHP Annual Report 2025 8 Legal proceedings continued Samarcos judicial reorganisation In October 2024, certain Brazilian municipalities, who are claimants in the UK group action claims referred to in the previous column, brought On 9 April 2021, Samarco filed for judicial reorganisation (JR) and criminal contempt proceedings against the BHP Defendants in relation to on 1 September 2023 the Second Business State Court for the Belo their alleged involvement in a constitutional claim brought by a third-party Horizonte District of Minas Gerais (JR Court) confirmed Samarcos Judicial Brazilian mining association (IBRAM) before the Brazilian Supreme Court. Reorganisation Plan (JR Plan). Under the JR Plan, Samarcos funding of In June 2025, the High Court in London rejected the BHP Defendants obligations to remediate and compensate the damages resulting from the application to strike out the proceedings, allowing the contempt dam failure is capped at US$1 billion for the period CY2024 to CY2030. proceedings to continue. The BHP Defendants have sought permission to Notwithstanding this cap, and subject to certain conditions, to the extent appeal that decision. The contempt proceedings remain ongoing and the that Samarco each year has a positive cash balance after meeting its outcome is uncertain at this stage. various obligations, during this period Samarcos shareholders are able to direct 50 per cent of Samarcos year-end excess cash balance to fund remediation obligations, including those arising from the Settlement Criminal charges Agreement. On 11 August, Samarco formally emerged from JR following a On 20 October 2016, the Federal Prosecutors Office in Brazil filed judicial decision from the JR Court. Samarco is still required to implement criminal charges against the Companies and certain of their employees the JR Plan. and former employees in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the charged employees and former Class or group action claims employees of BHP Brasil (Affected Individuals) filed their preliminary defences. The Federal Court granted decisions in favour of all eight BHP Group Limited and certain of its subsidiaries have been named as Affected Individuals, terminating the charges against those individuals. defendants in class or group action claims related to the Samarco dam On 14 November 2024, the Federal Court Judge issued a decision failure. The most significant of those claims are summarised below. _ BHP Group Limited is named as a defendant in a shareholder class acquitting the Companies and certain individuals affiliated with Vale, action in the Federal Court of Australia on behalf of persons who Samarco and VogBR (Samarcos independent consultant involved in the acquired shares on the ASX, JSE or LSE in BHP Group Limited or maintenance of the tailings dam) from all charges. On 10 December 2024, BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the the Federal Prosecutors Office appealed and a decision by the Federal Samarco dam failure. The amount of damages sought in the class action Court of Appeals is pending. is unspecified. A trial is scheduled to commence in September 2025. Legal proceedings unrelated to the Samarco _ BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited dam failure (together, the BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims South African class action claim were filed on behalf of certain individuals, municipalities, businesses In August 2023, an application to commence a class action was filed and communities in Brazil allegedly impacted by the Samarco dam in the High Court of South Africa on behalf of current and former mine failure. The amount of damages sought in these claims is unspecified. workers (and the dependants of certain mine workers). The mine workers The BHP Defendants subsequently filed a contribution claim against are alleged to have contracted coal mine dust lung disease and to have Vale, which was withdrawn after reaching the agreement in July 2024 worked at specified coal mines in South Africa between 1965 and the filing described below. A trial in relation to the BHP Defendants liability date. BHP Billiton Plc Incorporated is named as a respondent, alongside for the dam failure concluded in March 2025 and a ruling on liability South32 SA Holdings Limited and Seriti Power (Proprietary) Limited. is pending. In the event that the BHP Defendants are found liable, a The claims against the BHP entity relate to the period from 1999 to 2015. second trial has been listed to commence in October 2026, directed to The relevant businesses were divested in 2015 as part of the demerger of generic issues of causation and quantification. Subject to the outcome South32 Limited. of those trials, a further trial may be necessary to determine the amount The matter is currently at the certification stage whereby the South African of any damages and compensation owed to the claimants. The outcome Court must first grant permission for a class action to proceed. BHP, of these proceedings, including the extent of any liability or damages, South32 and Seriti have filed notices opposing certification. The amount remains uncertain. of damages sought by the Applicants on behalf of the putative class is _ In January 2024, the BHP Defendants were served with a new group unspecified. BHP has notified South32 that it considers any liability to the action filed in the courts of England on behalf of additional individuals Applicants arising from the class action to be indemnified under the terms and businesses in Brazil allegedly impacted by the Samarco dam failure. of the Separation Deed agreed as part of the demerger of South32 in 2015. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified. Federal Court of Australia sexual harassment The claims have been stayed by the English court pending the outcome and sex discrimination class action of the liability trial referred to above. In December 2024, BHP Group Limited was served with a class action proceeding in the Federal Court of Australia in relation to allegations of In March 2024, a collective action complaint was filed in the Netherlands sexual harassment and sex discrimination. The claim was brought on against Vale and a Dutch subsidiary of Samarco for compensation relating behalf of all women who worked at BHPs Australian workplaces at any to the Samarco dam failure. That complaint, which formally commenced in time during the period from 12 November 2003 to 11 March 2024 who February 2025, indicates that these claims were filed on behalf of certain were impacted by the alleged conduct. The proceeding remains at an early individuals, municipalities, businesses, associations and faith-based stage and the amount of damages sought is unspecified. institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. BHP is not a defendant in the Netherlands proceedings. In July 2024, the BHP Defendants, BHP Brasil and Vale entered into an agreement _ without any admission of liability in any proceedings _ whereby: (i) Vale will pay 50 per cent of any amounts that may be payable by the BHP Defendants to the claimants in the UK group action claims (or by the BHP Defendants, BHP Brasil or their related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement); and (ii) BHP Brasil will pay 50 per cent of any amounts that may be payable by Vale to the claimants in the Netherlands proceedings (or by Vale or its related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement). The agreement reinforces the terms of the Framework Agreement entered into in 2016, which require BHP Brasil and Vale to each contribute 50 per cent to the funding of the Renova Foundation for compensation of persons impacted by the Samarco dam failure where Samarco is unable to contribute that funding. While the Settlement Agreement, referred to above, did not resolve the English and Netherlands proceedings, certain claimants in those proceedings are eligible to receive payments under the Settlement Agreement if they choose to do so.

224 BHP Annual Report 2025 9 Shareholder information continued Distribution of shareholdings by size as at 8 July 2025 BHP Group Limited Number of Number of Size of holding shareholders % shares1% 1–5002 309,397 48.95 58,260,896 1.15 501–1,000 107,558 17.02 82,144,386 1.62 1,001–5,000 169,323 26.79 381,585,943 7.52 5,001–10,000 27,749 4.39 195,541,010 3.85 10,001–25,000 13,828 2.19 207,604,417 4.09 25,001–50,000 2,879 0.46 98,246,082 1.94 50,001–100,000 891 0.14 61,219,949 1.21 100,001–250,000 319 0.05 45,811,573 0.90 250,001–500,000 68 0.01 22,342,597 0.44 500,001– and over 68 0.01 3,923,235,382 77.29 Total 632,080 100 5,075,992,235 100 1. One ordinary share entitles the holder to one vote. 2. The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$38.24 as at 8 July 2025 was 13,871. 9.6 Dividends Policy The Group adopted a dividend policy in February 2016 that provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period. For information on Underlying attributable profit (Continuing operations) for FY2025 refer to OFR 5.2 and OFR 13 The Board will assess, at each reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the Capital Allocation Framework, as described in OFR 3. In FY2025, we determined our dividends and other distributions in US dollars as it is our main functional currency. Payments BHP Group Limited shareholders may have their cash dividends paid directly into their bank account in Australian dollars, UK pounds sterling, New Zealand dollars, South African rand or US dollars, provided they have submitted direct credit details and if required, a valid currency election nominating a financial institution to the BHP Share Registrar no later than close of business on the dividend reinvestment plan election date. BHP Group Limited shareholders who do not provide their direct credit details will receive dividend payments by way of a cheque in Australian dollars. BHP Group Limited shareholders who reside in New Zealand must provide valid direct credit details to receive their dividend payment. Dividend reinvestment plan BHP offers a dividend reinvestment plan to registered shareholders, which provides shareholders the opportunity to reinvest dividends to purchase additional BHP shares in the market, rather than receiving dividends in cash. Participation in the plan is entirely optional and is subject to the terms and conditions of the plan, which can be found at bhp.com/DRP. 9.7 American Depositary Receipts fees and charges We have an American Depositary Receipts (ADR) program for BHP Group Limited which has a 2:1 ordinary shares to American Depositary Share (ADS) ratio. Depositary fees Citibank serves as the depositary bank for our ADR program. ADR holders agree to the terms in the deposit agreement filed with the SEC for depositing ordinary shares or surrendering ADSs for cancellation and for certain services as provided by Citibank. Holders are required to pay certain fees for general depositary services provided by Citibank, as set out in the following tables. Standard depositary fees Depositary service Fee payable by the ADR holders Issuance of ADSs upon deposit of shares Up to US$5.00 per 100 ADSs (or fraction thereof) issued Delivery of Deposited Securities against Up to US$5.00 per 100 ADSs surrender of ADSs (or fraction thereof) surrendered Distribution of Cash Dividends Up to US$1.50 per 100 ADSs (or fraction thereof) held Corporate actions depositary fees Depositary service Fee payable by the ADR holders Cash Distributions other than Cash Up to US$2.00 per 100 ADSs Dividends (i.e. sale of rights, other (or fraction thereof) held entitlements, return of capital) Distribution of ADSs pursuant to Up to US$5.00 per 100 ADSs exercise of rights to purchase additional (or fraction thereof) held ADSs. Excludes stock dividends and stock splits Distribution of securities other than Up to US$5.00 per 100 ADSs ADSs or rights to purchase additional (or fraction thereof) held ADSs (i.e., spin-off shares) Distribution of ADSs pursuant No fee to an ADR ratio change in which shares are distributed Fees payable by the Depositary to the Issuer Citibank has provided a BHP net reimbursement of US$5,084,445.29 in FY2025 for ADR program-related expenses for BHP’s ADR program. ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws. Citibank has further agreed to waive other ADR program-related expenses for FY2025, amounting to US$14,535.35, which are associated with the administration of the ADR program. The ADSs issued under our ADR program trade on the NYSE under the stock ticker BHP. As of 8 July 2025, there were 123,320,339 ADSs on issue and outstanding in the BHP Group Limited ADR program. Charges Holders are also required to pay the following charges in connection with depositing of ordinary shares and surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities: taxes and other governmental charges, registration fees, transmission and delivery expenses, expenses and charges incurred by the depositary in the conversion of foreign currency, fees and expenses of the depositary in connection with compliance with exchange control regulations and other regulatory requirements and fees and expenses incurred by the depositary or other nominee in connection with servicing or delivery of deposit securities.

222 BHP Annual Report 2025 9 Shareholder information continued Voting rights Variation of class rights For the purposes of determining which shareholders are entitled to attend Rights attached to any class of shares issued by BHP Group Limited or vote at a meeting of BHP Group Limited and how many votes such can only be varied where such variation is approved by: shareholder may cast, the Notice of Meeting specifies when a shareholder _ the company as a special resolution, and must be entered on the Register of Shareholders in order to have the right to attend or vote at the meeting. The specified time must be not more than _ the holders of the issued shares of the affected class, either by a special 48 hours before the time of the meeting. resolution passed at a separate meeting of the holders of the issued shares of the class affected, or with the written consent of members Shareholders who wish to appoint a proxy to attend, vote or speak at with at least 75 per cent of the votes of that class a meeting of BHP Group Limited on their behalf must deposit the form appointing a proxy so that it is received not less than 48 hours before the Annual General Meetings time of the meeting. Rights to share in profits The Annual General Meeting (AGM) provides a forum to facilitate the sharing of shareholder views and is an important event in the BHP The rights attached to shares of BHP Group Limited, as regards the calendar. The meeting provides an update for shareholders on our participation in the profits available for distribution that the Board performance and offers an opportunity for shareholders to ask questions determines to distribute, are as follows: and vote. To vote at an AGM, a shareholder must be a registered holder of BHP Group Limited shares at a designated time before the relevant AGM. _ The holders of any preference shares will be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a Key members of management, including the Chief Executive Officer (CEO) preferred right to participate as regards dividends up to but not beyond and Chief Financial Officer, are present and available to answer questions. a specified amount in distribution. The External Auditor will also be available to answer questions. _ Any surplus remaining after payment of the distributions above will be Proceedings at AGMs are webcast live from our website. Copies of the payable to the holders of ordinary shares in equal amounts per share. speeches delivered by the Chair and CEO to the AGM are released to the relevant stock exchanges and posted on our website. The outcome Rights on return of assets on liquidation of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available On a return of assets on liquidation of BHP Group Limited, the assets of following completion of the AGM and finalisation of the polls. BHP Group Limited remaining available for distribution among shareholders after the payment of all prior ranking amounts owed to all creditors and holders of preference shares, and to all prior ranking statutory entitlements, More information on our AGMs is available at bhp.com/meetings are to be applied equally to the holders of BHP Group Limited ordinary shares. Any surplus remaining is to be applied in making payments solely to the holders of BHP Group Limited ordinary shares in accordance with Conditions governing general meetings their entitlements. The Board may, and must on requisition in accordance with applicable Redemption of preference shares laws, call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder If BHP Group Limited at any time proposes to create and issue any may convene a general meeting of BHP Group Limited except where preference shares, the terms of the preference shares may give either entitled under law to do so. Any Director may convene a general meeting or both of BHP Group Limited and the holder the right to redeem the whenever the Director thinks fit. General meetings can also be adjourned, preference shares. cancelled or postponed where permitted by law or the Constitution. The preference shares terms may also give the holder the right to convert Notice of a general meeting must be given to each shareholder entitled to the preference shares into ordinary shares. vote at the meeting and such notice of meeting may be given in the form Under the Constitution, the preference shares must give the holders: and manner in which the Board thinks fit subject to any applicable law. Five shareholders of the company present in person or by proxy constitute _ the right (on redemption and on a winding-up) to payment in cash in a quorum for a general meeting. A shareholder who is entitled to attend priority to any other class of shares of (i) the amount paid or agreed to and cast a vote at a general meeting of BHP Group Limited may appoint be considered as paid on each of the preference shares; and (ii) the a person as a proxy to attend and vote for the shareholder in accordance amount, if any, equal to the aggregate of any dividends accrued but with applicable law. All provisions of the Constitution relating to general unpaid and of any arrears of dividends meetings apply with any necessary modifications to any special meeting _ the right, in priority to any payment of dividend on any other class of of any class of shareholders that may be held. shares, to the preferential dividend Limitations of rights to own securities Capital calls There are no limitations under the Constitution restricting the right to own Subject to the terms on which any shares may have been issued, the BHP shares or other securities. The Australian Foreign Acquisitions and Board may make calls on the shareholders in respect of all monies Takeovers Act 1975 imposes a number of conditions that restrict foreign unpaid on their shares. BHP Group Limited has a lien on every partly paid ownership of Australian-based companies. share for all amounts payable in respect of that share. Each shareholder is liable to pay the amount of each call in the manner, at the time and at For information on share control limits imposed by relevant laws the place specified by the Board (subject to receiving at least 14 days refer to Additional Information 9.9 notice specifying the time and place for payment). A call is considered to have been made at the time when the resolution of the Board authorising the call was passed. Documents on display Documents filed by BHP Group Limited on the Australian Securities Borrowing powers Exchange (ASX) are available at asx.com.au and documents filed on the Subject to relevant law, the Directors may exercise all powers of BHP London Stock Exchange (LSE) are available at data.fca.org.uk/#/nsm/ to borrow money and to mortgage or charge its undertaking, property, nationalstoragemechanism. Documents filed on the ASX or on the LSE assets (both present and future) and all uncalled capital or any part or are not incorporated by reference into this Annual Report. The documents parts thereof, and to issue debentures and other securities, whether referred to in this Annual Report as being available on our website, bhp.com, outright or as collateral security for any debt, liability or obligation of are not incorporated by reference and do not form part of this Annual Report. BHP or of any third party. BHP Group Limited files Annual Reports and other reports and information with the US Securities and Exchange Commission (SEC). These filings are available on the SEC website at sec.gov.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 223 9.5 Share ownership Share capital The details of the share capital for BHP Group Limited are presented in Financial Statements note 17 Share capital and remain current as at 8 July 2025. Substantial shareholders in BHP Group Limited BHP Group Limited is not directly or indirectly controlled by another corporation or by any government. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limiteds voting securities. The following table shows holdings of 5 per cent or more of voting rights in BHP Group Limiteds shares as notified to BHP Group Limited under the Australian Corporations Act 2001 (Cth), Section 671B as at 8 July 2025. Date of last notice Identity of % of total Title of class person or group Date received Date of change Number owned voting rights1 Ordinary shares State Street Corporation 3 February 2025 30 January 2025 361,526,566 7.13% Ordinary shares BlackRock Group2 03 February 2022 31 January 2022 347,008,470 6.85% Ordinary shares The Vanguard Group Inc. 24 April 2025 16 April 2025 304,608,271 6.001% Ordinary shares Citigroup Global Markets 15 May 2025 12 May 2025 268,965,425.83 5.2988% Australia Pty Limited 1. The percentages quoted are based on the voting rights provided in the last substantial shareholders notice. 2. In addition, on 3 February 2022, BlackRock Group notified that, as of 31 January 2022, it owned 4,152,969 American Depositary Receipts, with a voting power of 0.08 per cent. Each American Depositary Receipt represents two fully paid ordinary shares in BHP Group Limited. Twenty largest shareholders as at 8 July 2025 (as named on the Register of Shareholders)1 Number of fully % of issued BHP Group Limited paid shares capital 1. HSBC Custody Nominees (Australia) Limited2 1,505,458,857 29.66 2. J P Morgan Nominees Australia Pty Limited 877,830,070 17.29 3. Citicorp Nominees Pty Ltd 426,995,047 8.41 4. Citicorp Nominees Pty Limited &lt;Citibank NY ADR DEP A/C&gt; 247,550,949 4.88 5. Computershare Clearing Pty Ltd &lt;CCNL DI A/C&gt;3 164,786,389 3.25 6. South Africa Control A/C\C4 151,225,339 2.98 7. BNP Paribas Nominees Pty Ltd &lt;Agency Lending A/C&gt;5 89,225,270 1.76 8. BNP Paribas Noms Pty Ltd 72,150,040 1.42 9. National Nominees Limited 53,504,139 1.05 10. HSBC Custody Nominees (Australia) Limited &lt;Nt-Comnwlth Super Corp A/C&gt; 36,568,252 0.72 11. Citicorp Nominees Pty Limited &lt;Colonial First State Inv A/C&gt; 33,182,779 0.65 12. BNP Paribas Nominees Pty Ltd &lt;Clearstream&gt; 25,260,593 0.50 13. BNP Paribas Nominees Pty Ltd &lt;HUB24 Custodial Serv Ltd&gt; 24,183,029 0.48 14. Computershare Nominees CI Ltd &lt;ASX Shareplus Control A/C&gt; 23,724,947 0.47 15. HSBC Custody Nominees (Australia) Limited 19,088,716 0.38 16. Netwealth Investments Limited &lt;Wrap Services A/C&gt; 18,753,431 0.37 17. Australian Foundation Investment Company Limited 13,413,159 0.26 18. Argo Investments Limited 10,432,564 0.21 19. HSBC Custody Nominees (Australia) Limited _ A/C2 9,504,644 0.19 20. UBS Nominees Pty Ltd 8,615,944 0.17 3,811,454,158 75.09 1. Many of the 20 largest shareholders shown for BHP Group Limited hold shares as a nominee or custodian. In accordance with the reporting requirements, the tables reflect the legal ownership of shares and not the details of the underlying beneficial holders. 2. HSBC Custody Nominees (Australia) Limited is listed four times in the above table as they are registered separately under the same name on the share register. 3. Computershare Clearing Pty Ltd &lt;CCNL DI A/C&gt; represents the Depositary Interest Register (UK). 4. South Africa Control A/C\C represents the South African branch register. 5. BNP Paribas Nominees Pty Ltd is listed three times in the above table as they are registered separately under the same name on the share register. US share ownership as at 8 July 2025 BHP Group Limited Number of Number of Classification of holder shareholders % shares % Registered holders of voting securities 1,699 0.27 4,188,116 0.08 ADR holders 1,756 0.28 246,640,6781 4.86 1. The number of shares corresponds to 123,320,339 ADRs.

224 BHP Annual Report 2025 9 Shareholder information continued Distribution of shareholdings by size as at 8 July 2025 BHP Group Limited Number of Number of Size of holding shareholders % shares1% 1_500 2 309,397 48.95 58,260,896 1.15 501_1,000 107,558 17.02 82,144,386 1.62 1,001_5,000 169,323 26.79 381,585,943 7.52 5,001_10,000 27,749 4.39 195,541,010 3.85 10,001_25,000 13,828 2.19 207,604,417 4.09 25,001_50,000 2,879 0.46 98,246,082 1.94 50,001_100,000 891 0.14 61,219,949 1.21 100,001_250,000 319 0.05 45,811,573 0.90 250,001_500,000 68 0.01 22,342,597 0.44 500,001_ and over 68 0.01 3,923,235,382 77.29 Total 632,080 100 5,075,992,235 100 1. One ordinary share entitles the holder to one vote. 2. The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$38.24 as at 8 July 2025 was 13,871. 9.6 Dividends Standard depositary fees Policy Depositary service Fee payable by the ADR holders Issuance of ADSs upon deposit of shares Up to US$5.00 per 100 ADSs The Group adopted a dividend policy in February 2016 that provides for a (or fraction thereof) issued minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period. Delivery of Deposited Securities against Up to US$5.00 per 100 ADSs surrender of ADSs (or fraction thereof) surrendered Distribution of Cash Dividends Up to US$1.50 per 100 ADSs For information on Underlying attributable profit (Continuing (or fraction thereof) held operations) for FY2025 refer to OFR 5.2 and OFR 13 The Board will assess, at each reporting period, the ability to pay amounts Corporate actions depositary fees additional to the minimum payment, in accordance with the Capital Depositary service Fee payable by the ADR holders Allocation Framework, as described in OFR 3. Cash Distributions other than Cash Up to US$2.00 per 100 ADSs In FY2025, we determined our dividends and other distributions in Dividends (i.e. sale of rights, other (or fraction thereof) held US dollars as it is our main functional currency. entitlements, return of capital) Distribution of ADSs pursuant to Up to US$5.00 per 100 ADSs Payments exercise of rights to purchase additional (or fraction thereof) held ADSs. Excludes stock dividends and BHP Group Limited shareholders may have their cash dividends paid stock splits directly into their bank account in Australian dollars, UK pounds sterling, New Zealand dollars, South African rand or US dollars, provided they have Distribution of securities other than Up to US$5.00 per 100 ADSs ADSs or rights to purchase additional (or fraction thereof) held submitted direct credit details and if required, a valid currency election ADSs (i.e., spin-off shares) nominating a financial institution to the BHP Share Registrar no later than close of business on the dividend reinvestment plan election date. Distribution of ADSs pursuant No fee BHP Group Limited shareholders who do not provide their direct credit to an ADR ratio change in which shares are distributed details will receive dividend payments by way of a cheque in Australian dollars. BHP Group Limited shareholders who reside in New Zealand must provide valid direct credit details to receive their dividend payment. Fees payable by the Depositary to the Issuer Citibank has provided a BHP net reimbursement of US$5,084,445.29 Dividend reinvestment plan in FY2025 for ADR program-related expenses for BHPs ADR program. BHP offers a dividend reinvestment plan to registered shareholders, which ADR program-related expenses include legal and accounting fees, provides shareholders the opportunity to reinvest dividends to purchase listing fees, expenses related to investor relations in the United States, additional BHP shares in the market, rather than receiving dividends in fees payable to service providers for the distribution of material to ADR cash. Participation in the plan is entirely optional and is subject to the terms holders, expenses of Citibank as administrator of the ADS Direct Plan and and conditions of the plan, which can be found at bhp.com/DRP. expenses to remain in compliance with applicable laws. Citibank has further agreed to waive other ADR program-related expenses 9.7 American Depositary Receipts fees for FY2025, amounting to US$14,535.35, which are associated with the and charges administration of the ADR program. The ADSs issued under our ADR program trade on the NYSE under the We have an American Depositary Receipts (ADR) program for BHP Group stock ticker BHP. As of 8 July 2025, there were 123,320,339 ADSs on Limited which has a 2:1 ordinary shares to American Depositary Share issue and outstanding in the BHP Group Limited ADR program. (ADS) ratio. Charges Depositary fees Holders are also required to pay the following charges in connection with depositing of ordinary shares and surrendering ADSs for cancellation Citibank serves as the depositary bank for our ADR program. ADR holders and for the purpose of withdrawing deposited securities: taxes and other agree to the terms in the deposit agreement filed with the SEC for governmental charges, registration fees, transmission and delivery depositing ordinary shares or surrendering ADSs for cancellation and expenses, expenses and charges incurred by the depositary in the for certain services as provided by Citibank. Holders are required to pay conversion of foreign currency, fees and expenses of the depositary certain fees for general depositary services provided by Citibank, as set in connection with compliance with exchange control regulations and out in the following tables. other regulatory requirements and fees and expenses incurred by the depositary or other nominee in connection with servicing or delivery of deposit securities.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 225 9.8 Supplemental cybersecurity disclosures The Vice President (VP) Technology Cybersecurity & Architecture is for US reporting responsible for overseeing the performance of cybersecurity risks and provides reports concerning these matters to the Chief Technical Officer. Our approach to managing material risks from cyber threats is integrated Our VP Technology Cybersecurity & Architecture oversees the prevention, into our overall risk management framework. Cybersecurity risks are detection, mitigation and remediation of cybersecurity incidents through addressed by BHPs Risk Framework, a system of control for identifying their management of, and participation in, our cybersecurity risk and managing risks, implemented by the CEO. management and cybersecurity strategy processes described earlier. Our VP Technology Cybersecurity & Architecture leads the BHP cybersecurity team involved in monitoring and managing our cybersecurity For information on our Risk Framework refer to OFR 7 threat risk and assurance process. That team includes personnel with significant information technology experience. Our current VP has more than 25 years of experience in the information technology and information We employ a number of measures designed to protect against, detect and security field, including serving as chief information security officer (CISO) respond to cyber threats, events or attacks, including BHPs mandatory and deputy CISO at other large companies. Additionally, our VP holds minimum performance requirements for technology and cybersecurity, a number of qualified technical expert certifications, including Certified cybersecurity performance requirements for suppliers and cybersecurity Information Systems Security Professional (CISSP) since 2001 and resilience programs. In addition, cybersecurity standards, cybersecurity various cybersecurity-related technical certifications, in addition to Master risk and control guidance, security awareness programs and training in Information Technology (specialising in Information Security) and Master to build capability, security assessments and continuous monitoring, in Business Administration degrees, and is active in various cybersecurity restricted physical access to hardware and crisis management plans industry collaboration groups internationally. (in collaboration with the Crisis Management Team) are also in place to manage cybersecurity. 9.9 Government regulations We utilise dedicated internal and external cybersecurity personnel to focus on assessing, detecting, identifying, managing, preventing and Our business is subject to a broad range of laws and regulations imposed responding to cyber threats, events and attacks. We have a dedicated by governments and regulatory bodies. These laws and regulations cybersecurity team, which has been in place since 2016 and has touch all aspects of our business, including how we extract, process and 24/7 monitoring and response capability that leverages core in-house explore for minerals and how we conduct our operations, including laws capability and expert external service providers. Our assets, functions and regulations governing matters such as environmental protection, and projects are responsible for managing localised or project-specific land rehabilitation, occupational health and safety, human rights, cultural exposure to technology and cyber risks, including risks associated with heritage, the rights and interests of Indigenous peoples, competition, business-critical technology systems, with guidance provided by our foreign investment, export, marketing of minerals, and taxes. cybersecurity team. Enterprise-level risks that are specific to technology, The ability to extract and process minerals is fundamental to BHP. In most such as those that pose a greater threat to our wider business and jurisdictions, the rights to extract mineral deposits are owned by the strategic opportunities, are managed by our global Technology team government. We obtain the right to access the land and extract the product and other relevant stakeholders. To monitor and manage the cybersecurity by entering into licences or leases with the government that owns the risk exposure, we also leverage latest technologies, support and input from mineral deposit. We also rely on governments to grant the rights necessary strategic cybersecurity partners, utilising threat intelligence capabilities and to transport and treat the extracted material to prepare it for sale. conducting resilience exercises to uplift our response in the instance of a The terms of the lease or licence, including the time period of the lease cyber incident. We regularly evaluate and assess the threat landscape and our security or licence, vary depending on the laws and regulations of the relevant controls, including through audits and assessments, regular network and jurisdiction or terms negotiated with the relevant government. In some endpoint monitoring, vulnerability testing, penetration testing and tabletop jurisdictions in which we operate, regulatory regimes also prescribe exercises that include members of BHPs management team. To assess processes for engagement and negotiation with Indigenous peoples with the design and effectiveness of our cybersecurity controls, we engage with respect to traditional land and heritage rights. Generally, we own the product we extract and we are required to pay assessors, consultants, auditors or other expert third parties, including royalties or other taxes to the government. In Australia and Chile, reforms through independent third-party reviews of our information technology to mining royalties laws have recently been adopted. For example, in security program conducted on a periodic basis. We have processes in September 2024, the Queensland Government passed legislation which place to consider and remediate any findings from these reviews and operates in principle to prevent future governments from reversing the assessments as required. We also have processes to oversee and identify current progressive system of coal royalties (which results in higher royalty material cybersecurity risks associated with our use of third-party service rates as the price of coal passes certain monetary thresholds) without providers, including performing diligence on certain third parties that have parliamentary approval, while in Chile, new mining royalties took effect access to our systems, data or facilities that store or process sensitive from 1 January 2024, subject to tax stability agreements. data and we continually monitor cybersecurity risks identified through such In most instances, the rights to explore for minerals are granted to us diligence. We also utilise contractual clauses to manage cybersecurity and by the government that owns the natural resources we wish to explore. data privacy risks, including by requiring certain agreements to be subject Usually, the right to explore carries with it the obligation to spend a to periodic cybersecurity audits. defined amount of money on the exploration, or to undertake particular We have experienced targeted and non-targeted cybersecurity threats in exploration activities. the past; however, no prior cybersecurity incident has materially affected Environmental protection, mine closure, land rehabilitation, cultural our business strategy, results of operations or financial condition. heritage and occupational health and safety are principally regulated by governments and to a lesser degree, if applicable, by conditions under For information on our risk factors refer to OFR 11 leases or licences. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our assets and to ensure the safety and/or wellbeing of our employees, Governance contractors and the communities where we operate. The Board, supported by the Risk and Audit Committee (RAC), is In many of the jurisdictions where we or our suppliers or customers responsible for oversight of emerging and principal risks facing the Group. operate, legislation and regulations are increasingly being enacted in The Board and the RAC receive updates on the Groups cybersecurity response to the potential impacts of climate change and to implement position, and the Group has policies in place through the Groups international environmental commitments. For example, as a result of the disclosure process that are designed to escalate material incidents. Paris Agreement a number of governments, including Australia, Chile and For information on other Board Committee activities that support risk Canada, have submitted Nationally Determined Contributions to reduce national greenhouse gas emissions (GHG). governance at BHP refer to risk governance in 9.1 and the Corporate Governance Statement 5 The CEO is responsible for the effectiveness of BHPs Risk Framework with oversight from the Board. Primary responsibility for Technology and Innovation risks (which includes cybersecurity risks), rests with the Chief Technical Officer under authority delegated by the CEO.

226 BHP Annual Report 2025 9 Shareholder information continued Further, the governments in a number of regions where we or our suppliers From time to time, certain sanctions are adopted by the UN Security or customers operate have advanced targets and goals to reduce GHGs. Council and/or various governments, including in the United Kingdom, In Australia, the National Greenhouse and Energy Reporting Act 2007 (Cth) the United States, the EU and Australia. Those sanctions prohibit, or imposes requirements for corporations meeting a certain threshold to register in some cases impose, certain approval and reporting requirements and report company information about GHGs and energy production and on transactions involving sanctioned countries, entities and individuals consumption as part of a single, national reporting scheme and establishes and/or assets controlled or owned by them. Certain transfers into or out the Safeguard Mechanism to keep certain GHG emissions at or below of Australia of amounts of A$10,000 or more in any currency may also be legislated limits, known as baselines, for Australias largest industrial facilities. subject to reporting requirements. Under the Safeguard Mechanism, facility baselines for Scope 1 GHG The Australian Foreign Acquisitions and Takeovers Act 1975 (the FATA) emissions at Australias largest industrial facilities are required to decrease restricts certain acquisitions of interests in securities in Australian in accordance with a set decline rate, with a view to achieving consistent and companies, including BHP Group Limited. Generally, under the FATA, gradual GHG emission reductions on a trajectory consistent with achieving the prior approval of the Australian Treasurer must be obtained for Australias GHG emission reduction targets of 43 per cent below 2005 levels proposals by a foreign person (either alone or together with its associates) by 2030 and net zero by 2050. Australia is due to submit its next round of to acquire 20 per cent or more of the voting power or issued securities Nationally Determined Contributions for the five years to 2035 during CY2025. in an Australian company. Lower approval thresholds apply in certain Facilities that exceed their progressively declining legislated baselines may circumstances, including for acquisitions of interests in entities that apply credits to meet the compliance obligations. operate a national security business, and acquisitions of interests by Regulations setting emissions standards for fuels used to power vehicles foreign government investors of voting power or issued securities in an and equipment at our assets and the modes of transport used in our supply Australian company. chains can also have a substantial impact, both directly and indirectly, on The FATA also empowers the Treasurer to make certain orders prohibiting the markets for these products, with flow-on impacts on our costs. acquisitions by foreign persons in Australian companies, including BHP A number of governments and regulators in relevant jurisdictions for BHP Group Limited (and requiring divestiture if the acquisition has occurred) have implemented or otherwise proposed disclosure rules that would require where the Treasurer considers the acquisition to be contrary to national enhanced climate-related and broader sustainability-related disclosures. security or the national interest. For example, in Australia, the Federal Government legislation implementing Except for the restrictions under the FATA, there are no limitations, a new mandatory annual climate-related financial disclosure regime and either under Australian law or under the Constitution of BHP Group associated auditing and assurance requirements was passed into law in Limited, on the right of non-residents to hold or vote BHP Group Limited September 2024 and is being phased in from 1 January 2025, with BHPs ordinary shares. first reporting period under this regime commencing 1 July 2025. There is also growing focus on mandatory corporate due diligence and reporting Post-unification requirements under FATA on climate-related and broader sustainability-related issues in the entitys own operations and value chain. For example, the European Union (EU) The Treasurer gave approval under the FATA for the actions taken as Corporate Sustainability Due Diligence Directive which is anticipated to be part of implementation of the unification of BHPs DLC structure on the phased in from 1 July 2028, will require in-scope companies to conduct conditions set out below: human rights and environmental due diligence on the companys own _ BHP Group Limited remains an Australian resident company, operations and certain of their business partners chain of activities (noting incorporated under the Corporations Act, that is listed on the ASX that these requirements are subject to potential simplification amendments under the name BHP Group Limited and trades under that name. currently being considered by the EU Commission). _ BHP Group Limited remains the ultimate holding company of and Our business is also subject to a number of regulations and legal continues to ultimately manage and control the companies conducting developments relating to employee relations, including industrial relations the businesses that are presently conducted by the subsidiaries of BHP developments in Australia and other developments described in OFR 9.5 Group Limited, including the Minerals and Services businesses, for so and 9.6. long as those businesses form part of the BHP Group. From time to time, certain trade actions, such as sanctions, tariffs and _ The headquarters of BHP Group Limited (including the BHP Groups other trade restrictions, including responses to the same, are adopted by corporate head offices) are in Australia. the United Nations (UN) Security Council and/or various governments, _ The Chief Executive Officer of BHP Group Limited has their principal including in the United Kingdom, the United States, the EU, China and office in Australia. Australia against certain countries, entities or individuals, that may restrict _ The centre of administrative and practical management of BHP Group our ability to sell or the market for extracted minerals or other products Limited is in Australia and BHP Group Limiteds corporate head office to and/or our ability to purchase goods or services from, these countries, activities, of the kind presently carried on in Australia, continue to be entities or individuals. managed in Australia. Shareholding limits _ The headquarters of BHP Group Limited is publicly acknowledged as being in Australia in significant public announcements and in all Under current Australian legislation, the payment of any dividends, interest public documents. or other payments by BHP Group Limited to non-resident holders of BHP _ The Chief Executive Officer of BHP Group Limited has their principal Group Limiteds shares is not restricted by exchange controls or other place of residence in Australia. limitations, except that in certain circumstances, BHP Group Limited may be required to withhold Australian taxes. _ The majority of all regularly scheduled Board meetings of BHP Group Limited in any calendar year occurs in Australia.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 227 10 Glossary 10.1 Mining-related terms Grade or Quality Any physical or chemical Metallurgical coal A broader term than measurement of the characteristics of the coking coal, which includes all coals used 3D Three dimensional. material of interest in samples or product. in steelmaking, such as coal used for the AIG The Australian Institute of Geoscientists. Greenfield The development or exploration pulverised coal injection process. May also located outside the area of influence of existing be referred to as steelmaking coal. AusIMM The Australasian Institute of Mining and Metallurgy. mine operations/infrastructure. Mineral Resources A concentration or Hypogene Sulphide Hypogene mineralisation occurrence of solid material of economic interest Beneficiation The process of physically in or on the Earths crust in such form, grade (or separating ore from waste material prior to is formed by fluids at high temperature and pressure derived from magmatic quality) and quantity that there are reasonable subsequent processing of the improved ore. prospects for eventual economic extraction. activity. Copper in Hypogene Sulphide is Bituminous Coal of intermediate rank with mainly provident from the copper bearing The location, quantity, grade (or quality), relatively high carbon content. mineral chalcopyrite and higher metal continuity and other geological characteristics Block cave An area resulting from an recoveries are achieved via grinding/flotation of a Mineral Resource are known, estimated or underground mining method where the orebody concentration processes. interpreted from specific geological evidence is undermined to make it collapse under its and knowledge, including sampling (JORC Indicated (Mineral) Resources That part of Code, 2012 Edition). own weight. a Mineral Resource for which quantity, grade Brownfield The development or exploration (or quality), densities, shape and physical Mineralisation Any single mineral or located inside the area of influence of existing characteristics are estimated with sufficient combination of minerals occurring in a mass, mine operations which can share infrastructure/ confidence to allow the application of Modifying or deposit, of economic interest. management. Factors in sufficient detail to support mine Mixed (material type) Refer to Coal Reserves Equivalent to Ore Reserves, planning and evaluation of the economic viability Transitional Sulphide. but specifically concerning coal. of the deposit (JORC Code, 2012 Edition). Modifying Factors Considerations used to Coal Resources Equivalent to Mineral Inferred (Mineral) Resources That part of convert Mineral Resources to Ore Reserves. Resources, but specifically concerning coal. a Mineral Resource for which quantity and These include, but are not restricted to, mining, grade (or quality) are estimated on the basis processing, metallurgical, infrastructure, Coking coal Used in the manufacture of coke, of limited geological evidence and sampling. economic, marketing, legal, environmental, which is used in the steelmaking process by Geological evidence is sufficient to imply but not social and governmental factors. virtue of its carbonisation properties. Coking coal verify geological and grade (or quality) continuity Open-cut (OC) Surface working in which the may also be referred to as steelmaking coal or (JORC Code, 2012 Edition). working area is kept open to the sky. metallurgical coal. In situ Situated in the original place. Ore Reserves The economically mineable Competent Person A minerals industry professional who is a Member or Fellow of The JORC The Australasian Joint Ore part of a Measured and/or Indicated Mineral Australasian Institute of Mining and Metallurgy, Reserves Committee. Resource. It includes diluting materials and or of the Australian Institute of Geoscientists, JORC Code A set of minimum standards, allowances for losses, which may occur when or of a Recognised Professional Organisation recommendations and guidelines for public the material is mined or extracted and is defined (RPO), as included in a list available on the reporting in Australasia of Exploration Results, by studies at Pre-Feasibility or Feasibility JORC and ASX websites. These organisations Mineral Resources and Ore Reserves. level as appropriate that include application of have enforceable disciplinary processes, The guidelines are defined by JORC, which is Modifying Factors. Such studies demonstrate including the powers to suspend or expel a sponsored by the Australian mining industry and that, at the time of reporting, extraction member. A Competent Person must have a its professional organisations. could reasonably be justified (JORC Code, minimum of five years relevant experience in the 2012 Edition). Leaching The process by which a soluble metal style of mineralisation or type of deposit under can be economically recovered from minerals PEGBC Association of Professional consideration and in the activity that the person in ore by dissolution. Engineers and Geoscientists of the Province is undertaking (JORC Code, 2012 Edition). of British Columbia. LOI (loss on ignition) A measure of the Copper cathode Electrolytically refined copper percentage of volatile matter (liquid or gas) P.Eng. Professional Engineer. that has been deposited on the cathode of an contained within a mineral or rock. LOI is PEO Professional Engineers Ontario. electrolytic bath of acidified copper sulphate determined to calculate loss in mass when solution. The refined copper may also be P.Geo. Professional Geoscientist. subjected to high temperatures. produced through leaching and electrowinning. PGO Professional Geoscientists of Ontario. MAIG Member of the Australian Institute Cut-off grade A nominated grade above which of Geoscientists. Probable (Ore) Reserves The economically an Ore Reserve or Mineral Resource is defined. mineable part of an Indicated and, in some For example, the lowest grade of mineralised Marketable (Coal) Reserves Represents circumstances, a Measured Mineral Resource. material that qualifies as economic for estimating beneficiated or otherwise enhanced coal product The confidence in the Modifying Factors an Ore Reserve. where modifications due to mining, dilution and applying to a Probable Ore Reserve is lower processing have been considered, must be than that applying to a Proved Ore Reserve. Electrowinning/electrowon An electrochemical publicly reported in conjunction with, but not process in which metal is recovered by Consideration of the confidence level of the instead of, reports of Coal Reserves. The basis Modifying Factors is important in conversion of dissolving a metal within an electrolyte and of the predicted yield to achieve Marketable Coal plating it onto an electrode. Mineral Resources to Ore Reserves. A Probable Reserves must be stated (JORC Code, 2012). Ore Reserve has a lower level of confidence Energy coal Used as a fuel source in electrical MAusIMM Member of the Australasian Institute than a Proved Ore Reserve but is of sufficient power generation, cement manufacture and of Mining and Metallurgy. quality to serve as the basis for a decision on various industrial applications. Energy coal may the development of the deposit (JORC Code, also be referred to as steaming or thermal coal. MAusIMM-CP Member of the Australasian Institute of Mining and Metallurgy _ 2012 Edition). FAusIMM Fellow of the Australasian Institute of Chartered Professional. Proved (Ore) Reserves The economically Mining and Metallurgy. mineable part of a Measured Mineral Resource. Measured (Mineral) Resources That part of Flotation A method of selectively recovering a Mineral Resource for which quantity, grade A Proved Ore Reserve implies a high degree of minerals from finely ground ore using a froth (or quality), densities, shape and physical confidence in the Modifying Factors. A Proved created in water by specific reagents. In the characteristics are estimated with confidence Ore Reserve represents the highest confidence flotation process, certain mineral particles sufficient to allow the application of Modifying category of reserve estimate and implies a are induced to float by becoming attached to Factors to support detailed mine planning and high degree of confidence in geological and bubbles of froth and the unwanted mineral final evaluation of the economic viability of the grade continuity, and the consideration of the particles sink. deposit (JORC Code, 2012 Edition). Modifying Factors. The style of mineralisation Full SaL A processing technology that allows or other factors could mean that Proved Ore the extraction of copper using chlorine-assisted Reserves are not achievable in some deposits leaching predominantly for sulphidic material. (JORC Code, 2012 Edition).

228 BHP Annual Report 2025 10 Glossary continued ROM (run of mine) Run of mine product mined 10.2 Terms used in reserves toz troy ounce in the course of regular mining activities. Tonnes include allowances for diluting materials and resources tpa tonnes per annum and for losses that occur when the material tpd tonnes per day is mined. Ag silver wmt wet metric tonnes Slag A by-product of smelting after the desired AI2O3 alumina metal has been extracted from its ore. Ash inorganic material remaining 10.4 Other terms SLC (sub-level cave) An area within an after combustion 2030 goals Our aspirational goals for underground mine which uses the sub-level cave Au gold FY2030 under the pillars of our 2030 social method. This is where an orebody is extracted from the upper horizons first and mining Cu copper value scorecard: Decarbonisation; Healthy progresses downwards level by level. CV calorific value environment; Indigenous partnerships; Safe, inclusive and future-ready workforce; Thriving, Smelting The process of extracting metal from Fe iron empowered communities; and Responsible its ore by heating and melting. Insol. insolubles Solvent extraction A method of separating one supply chains. K2O potassium oxide AASB (Australian Accounting Standards Board) or more metals from a leach solution by treating KCl potassium chloride Accounting standards as issued by the Australian with a solvent that will extract the required metal, LOI loss on ignition Accounting Standards Board. leaving the others. The metal is recovered from Activity data (in relation to greenhouse the solvent by further treatment. LPL Lower Patience Lake gas (GHG) emissions data) A quantitative SP (stockpile) An accumulation of ore or mineral (stratigraphic unit) measure of a level of activity that results in built up when demand slackens or when the Met metallurgical coal GHG emissions. Activity data is multiplied by treatment plant or beneficiation equipment is MgO magnesium oxide an energy and/or emissions factor to derive incomplete or temporarily unable to process Mo molybdenum the energy consumption and GHG emissions the mine output; any heap of material formed to associated with a process or an operation. create a buffer for loading or other purposes or Ni nickel Examples of activity data include kilowatt-hours material dug and piled for future use. Supergene Sulphide Supergene is a term NSR Net smelter return of electricity used, quantity of fuel used, output used to describe near-surface processes and P phosphorous of a process, hours equipment is operated, distance travelled and floor area of a building. their products, formed at low temperature and Pc phosphorous in concentrate Adjusted (in respect to GHG emissions pressure by the activity of meteoric or surface S sulphur data) Adjusted means calculated to present water. Copper in Supergene Sulphide is mainly SCu soluble copper the GHG emissions data for a time period provident from the copper bearing minerals silica (such as a baseline year or reporting year) as chalcocite and covellite and is amenable to SiO2 though relevant changes took effect from the both grinding/flotation concentration and Th thermal coal start of that period even though they occurred leaching processes. U3O8 uranium oxide Tailings Those portions of washed or milled ore during or not until after the end of the period. that are too poor to be treated further or remain VM volatile matter Unless expressly stated otherwise, relevant changes are all acquisitions, divestments and/ after the required metals and minerals have Zn zinc been extracted. or GHG emission calculation methodology changes. For example, when we adjust the Total (Mineral) Resources The sum of Inferred, 10.3 Units of measure FY2020 baseline year for our operational Indicated and Measured Mineral Resources. GHG emission target and goal to compare our % percentage or per cent adjusted FY2025 performance data against it: Total (Ore) Reserves The sum of Proved and 2-e carbon dioxide equivalent _ the FY2020 data is presented with Scopes Probable Ore Reserves. CO 1 and 2 emissions for operated assets that Transitional Sulphide Transitional Sulphide dmt dry metric tonne have been acquired or divested by BHP is a term used to describe the zone of GJ gigajoule added or removed (respectively), and applying mineralisation that is a gradation between g/t grams per tonne methodology changes that took effect, Supergene Sulphide and Hypogene Sulphide kcal/kg kilocalories per kilogram between 1 July 2019 and 30 June 2025; and resulting from the incomplete development of _ the FY2025 data is presented as though any the former as it overprints the latter. This results kg/t kilograms per tonne acquisitions, divestments and/or methodology in a more irregular distribution of the three km kilometre changes that occurred during the year took main copper bearing minerals and is amenable to both grinding/flotation concentration and ktoz thousand troy ounces effect from the start of the year leaching processes. kt kilotonnes This enables a like for like comparison that TSF Tailings storage facility/facilities. ktpa kilotonnes per annum provides the information most relevant to assessing progress against our GHG emissions Underground (UG) Below the surface ktpd kilotonnes per day targets and goals. Also see the definition mining activities. kV kilovolt for Unadjusted. Wet tonnes Production is usually quoted in kWh kilowatt hour Adjustments (in respect of our GHG emissions terms of wet metric tonnes (wmt). To adjust from lb pound targets and goals) Calculations to present wmt to dry metric tonnes (dmt) a factor is applied GHG emissions data on an adjusted basis. based on moisture content. m metre ADR (American Depositary Receipt) An Yield The percentage of material of interest that m3 cubic metre instrument evidencing American Depositary is extracted during mining and/or processing. ML megalitre Shares or ADSs, which trades on a stock Mt million tonnes exchange in the United States. 2-e million tonnes of carbon ADS (American Depositary Share) A share MtCO dioxide equivalent issued under a deposit agreement that has been created to permit US-resident investors Mtpa million tonnes per annum to hold shares in non-US companies and, if MW megawatt listed, trade them on the stock exchanges in the oz ounce United States. ADSs are evidenced by American PJ petajoule Depositary Receipts, or ADRs, which are the instruments that, if listed, trade on a stock ppm parts per million exchange in the United States. t tonne tCO2-e tonnes of carbon dioxide equivalent t/h tonnes per hour

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 229 ASIC (Australian Securities and Investments Carbon credit The reduction or removal of Company BHP Group Limited and Commission) The Australian Government carbon dioxide, or the equivalent amount of a its subsidiaries. agency that enforces laws relating to companies, different GHG, using a process that measures, Continuing operations Assets/operations/ securities, financial services and credit in order tracks and captures GHGs to compensate for entities that are owned and/or operated by BHP, to protect consumers, investors and creditors. an entitys GHG emissions emitted elsewhere. excluding assets/operations/entities classified as Assets Assets are a set of one or more Credits may be generated through projects in Discontinued operations. geographically proximate operations which GHG emissions are avoided, reduced, removed from the atmosphere or permanently Convention of Biological Diversity The (including open-cut mines and underground Convention on Biological Diversity (CBD) mines). Assets include our operated and stored (sequestration). Carbon credits are generally created and independently verified in is the international legal instrument for the non-operated assets. conservation of biological diversity, the accordance with either a voluntary program or ASX (Australian Securities Exchange) ASX is a under a regulatory program. The purchaser of a sustainable use of its components and the fair multi-asset class vertically integrated exchange carbon credit can retire or surrender it to claim and equitable sharing of the benefits arising out group that functions as a market operator, the underlying reduction towards their own GHG of the utilisation of genetic resources that has clearing house and payments system facilitator. emissions reduction targets or goals or to meet been ratified by 196 nations. It oversees compliance with its listing and legal obligations, which is also referred to as CTAP 2024 BHPs second Climate Transition operating rules, promotes standards of corporate carbon offsetting or offsetting. Action Plan, published on 27 August 2024. governance among Australias listed companies and helps educate retail investors. We define regulatory carbon credits to mean Discontinued operations Assets/operations/ carbon credits used to offset GHG emissions entities that have either been disposed of or are Australian Carbon Credit Units Australian for regulatory compliance in our operational classified as held for sale in accordance with Carbon Credit Units issued by the Australian locations (such as the Safeguard Mechanism IFRS 5/AASB 5 Non-current Assets Held for Government through a regulatory framework in Australia). Sale and Discontinued operations. established under the Carbon Credit (Carbon Farming Initiative) Act 2011. We define voluntary carbon credits to mean DLC (Dual Listed Company) BHPs Dual Listed carbon credits generated through projects that Company structure had two parent companies Baseline/baseline year (in relation to GHG reduce or remove GHG emissions outside (BHP Group Limited and BHP Group Plc (now emissions targets and goals) A year used as the scope of regulatory compliance (including known as BHP Group (UK) Ltd)) operating a basis to compare and measure performance Australian Carbon Credit Units not used for as a single economic entity as a result of the of future years. regulatory compliance). DLC merger. The DLC structure was unified BHP BHP Group Limited and its subsidiaries. Carbon dioxide equivalent The universal unit on 31 January 2022. BHP Group Limited BHP Group Limited. of measurement to indicate the global warming DLC merger The Dual Listed Company merger BHP Group Limited share A fully paid ordinary potential (GWP) of each GHG, expressed between BHP Group Limited and BHP Group share in the capital of BHP Group Limited. in terms of the GWP of one unit of carbon Plc (now known as BHP Group (UK) Ltd) on dioxide. It is used to evaluate releasing (or 29 June 2001. BHP Group Limited shareholders The holders avoiding releasing) different GHGs against Ecosystem A dynamic complex of plant, of BHP Group Limited shares. BHP Group Plc BHP Group Plc (now known a common basis. animal and microorganism communities and Carbon neutral Making or resulting in no net the non-living environment, interacting as as BHP Group (UK) Ltd) and its subsidiaries. a functional unit. (Convention on Biological BHP Group Plc share A fully paid ordinary share release of GHG emissions into the atmosphere, including as a result of offsetting. Carbon neutral Diversity (1992) Article 2; Intergovernmental in the capital of BHP Group Plc (now known as includes all those GHG emissions as defined for Science-Policy Platform on Biodiversity and BHP Group (UK) Ltd). BHP reporting purposes. Ecosystem Services (2019) Global Assessment BHP Group Plc shareholders The holders of CBWT (context-based water targets) Report on Biodiversity and Ecosystem Services). BHP Group Plc shares (prior to unification of Context-based water targets aim to address Ecosystem services The contributions of the DLC structure). the water challenges shared by BHP and other ecosystems to the benefits that are used in BHP Group (UK) Ltd BHP Group (UK) Ltd stakeholders in the regions where we operate. economic and other human activity. (United (formerly known as BHP Group Plc) and These targets are informed by WRSAs, and Nations et al. (2021) System of Environmental-its subsidiaries. our own internal catchment assessment of Economic Accounting _ Ecosystem Accounting). water-related risks (threat and opportunities). ELT (Executive Leadership Team) The BHP Healthy environment goal roadmap Our Group-level framework for our plans to achieve CMD Coal mine dust. Executive Leadership Team directly reports to the 2030 Healthy environment goal under our CEO Water Mandate The CEO Water the Chief Executive Officer and is responsible for social value scorecard, which applies to our Mandate is a UN Global Compact initiative the day-to-day management of BHP and leading operated assets in Australia, Chile and Canada. that mobilises business leaders on water, the delivery of our strategic objectives. BHP shareholders In the context of BHPs sanitation and the Sustainable Development Emission factor A factor that converts activity financial results, BHP shareholders refers to Goals. Companies that endorse the CEO Water data into GHG emissions data (e.g. kg CO2-e the holders of shares in BHP Group Limited. Mandate commit to continuous progress against emitted per GJ of fuel consumed, kg CO2-e six core elements of their water stewardship emitted per KWh of electricity used). Biofuel A fuel, usually a liquid fuel, produced practice and in so doing, better understand Energy (in relation to BHP) Energy means all from renewable biological feedstock sources, and manage their own water risks. The six core forms of energy products where energy products such as plant material, vegetation or areas are: Direct Operations, Supply Chain & means combustible fuels, heat, renewable agricultural waste. Biodiversity The variability among living Watershed Management, Collective Action, energy, electricity or any other form of energy organisms from all sources, including, inter Public Policy, Community Engagement and from operations that are owned or controlled by alia, terrestrial, marine and other aquatic Transparency. BHP is an active signatory of BHP. The primary sources of energy consumption ecosystems and the ecological complexes of the Mandate. come from fuel consumed by haul trucks at our Commercial Our Commercial function seeks operated assets, as well as purchased electricity which they are part; this includes diversity within to maximise commercial and social value while used at our operated assets. species, between species and of ecosystems. minimising costs across the end-to-end supply Entrained (in relation to water) Entrained water (Convention on Biological Diversity (1992) chain. The function is organised around core includes water incorporated into product and/or Article 2). BMA The BHP Mitsubishi Alliance. activities in our value chain. waste streams, such as tailings, that cannot be Board The Board of Directors of BHP. Community concern Broadly classified as easily recovered. any communication to BHP by a member of BOS BHP Operating System. the community where an issue has not yet necessarily occurred but has the potential/ CAF BHPs Capital Allocation Framework. likelihood to escalate into a formal complaint. Community complaint A verbal or written notification made to BHP by a member of the community relating to an alleged adverse impact on the community arising from BHPs activities and/or employee or contractor behaviour in part or in whole.

230 BHP Annual Report 2025 10 Glossary continued Equity share approach (in relation to GHG GRI (Global Reporting Initiative) The Global Location-based (in relation to reporting GHG emissions data) A consolidation approach Reporting Initiative works with businesses and emissions data) Scope 2 emissions based on whereby a company accounts for GHG governments to understand and communicate average energy generation emission factors emissions from operations according to its share their impact on critical sustainability issues. for defined geographic locations, including of equity in the operation. The equity share Groundwater Water beneath the earths surface, local, subnational, or national boundaries (i.e. reflects economic interest, which is the extent of including beneath the seabed, which fills pores grid factors). In the case of a direct line transfer, rights a company has to the risks and rewards or cracks between porous media, such as soil, the location-based emissions are equivalent to flowing from an operation. Also see the definition rock, coal and sand, often forming aquifers. the market-based emissions. for Operational control approach. Groundwater may be abstracted for use from Lower GHG emission(s) (for shipping) Capable ESG Environmental, social and governance. bore fields or accessed via dewatering to of between 5 per cent to 80 per cent lower GHG Executive KMP (Key Management Personnel) access ore. For accounting purposes, water emissions intensity (gCO2 -e/joule) on a well-to-Executive Key Management Personnel includes that is entrained in the ore can be considered wake basis compared to conventional fossil fuels the Executive Director (our CEO), the Chief as groundwater. used in shipping. Financial Officer, President Australia, President Group BHP Group Limited and its subsidiaries. Lower GHG emission(s) (other than shipping Americas, and the Chief Operating Officer. GWP (Global Warming Potential) A factor fuels) Capable of lower absolute GHG It does not include the Non-executive Directors describing the radiative forcing impact (degree emissions or GHG emissions intensity than the (on our Board). of harm to the atmosphere) of one unit of a given current state or the conventional or incumbent Fugitive methane emissions Methane emissions 2. BHP currently technology, as applicable. that are not physically controlled but result uses GWP from the Intergovernmental Panel on GHG relative to one unit of CO Low to zero GHG emission(s) (for shipping) from the intentional or unintentional releases Climate Change (IPCC) Assessment Report 5 Capable of between 81 per cent to 100 per cent of methane from coal mining. (AR5) based on a 100-year timeframe. lower GHG emissions intensity (gCO2 -e/joule) Functions Functions operate along global HPI (high potential injuries) High potential on a well-to-wake basis compared to conventional reporting lines to provide support to all areas injuries are recordable injuries and first aid fossil fuels used in shipping. of the organisation. Functions have specific cases where there was the potential for a fatality. Low to zero GHG emission(s) (for energy products accountabilities and deep expertise in areas ICMM (International Council on Mining and other than shipping fuels) Capable of between such as finance, legal, governance, technology, Metals) The International Council on Mining and 90 per cent to 100 per cent lower GHG emissions human resources, corporate affairs, health, Metals is an international organisation dedicated intensity during generation and/or combustion (as safety and community. to a safe, fair and sustainable mining and applicable) compared to conventional fossil fuel Future-facing commodity A commodity that metals industry. generation and/or combustion. BHP determines to be positively leveraged in the IFRS (International Financial Reporting Market-based method (in relation to reporting energy transition and broader global response to Standards) Accounting standards as issued by GHG emissions data) Scope 2 emissions based climate change, with potential for decades-long the International Accounting Standards Board. on the generators (and therefore the generation demand growth to support emerging megatrends fuel mix from which the reporter contractually like electrification and decarbonisation. Indigenous Peoples Policy Statement purchases electricity and/or is directly provided Currently, the major commodities in the BHP Articulates BHPs approach to engaging with electricity via a direct line transfer). portfolio that fall within this criterion include and supporting Indigenous peoples. MFL (Maximum Foreseeable Loss) The MFL copper, nickel and potash. IPCC (Intergovernmental Panel on Climate is the estimated impact to BHP if a risk were Gearing ratio The ratio of net debt to net debt Change) The Intergovernmental Panel on to materialise in a worst-case scenario without plus net assets. Climate Change is the United Nations body for regard to probability and assuming all controls assessing the science related to climate change. are ineffective. GHG (greenhouse gas) For BHP reporting purposes, these are the aggregate IUCN (International Union for Conservation Nature The natural world, with an emphasis anthropogenic carbon dioxide equivalent of Nature) The International Union for on the diversity of living organisms (including emissions of carbon dioxide (CO2), methane Conservation of Nature is an international people) and their interactions among themselves (CH4), nitrous oxide (N2O), hydrofluorocarbons organisation working in the field of nature and with their environment. (Adapted from (HFCs), perfluorocarbons (PFCs) and sulphur conservation and sustainable use of Diaz, S et al. (2015) The IPBES Conceptual hexafluoride (SF6). Nitrogen trifluoride (NF3) natural resources. Framework _ Connecting Nature and People). GHG emissions are currently not relevant for KMP (Key Management Personnel) Key Net zero (for a BHP GHG emissions target, BHP reporting purposes. GHG emissions in Management Personnel includes the roles goal or pathway, or similar) Net zero includes this report are presented in tonnes CO2-e or which have the authority and responsibility for the use of carbon credits as governed by BHPs its multiples, unless otherwise stated. planning, directing and controlling the activities approach to carbon offsetting, available at GISTM Global Industry Standards on of BHP. These are Non-executive Directors, the bhp.com/climate. Tailings Management. CEO, the Chief Financial Officer, the President Australia, and the President Americas. Net zero (for industry sectors, the global Goal (for BHP with respect to GHG emissions) economy, transition or future, or similar) Net zero An ambition to seek an outcome for which there KPI (key performance indicator) Used to refers to a state in which the GHGs (as defined is no current pathway(s), but for which efforts are measure the performance of the Group, in this Glossary) going into the atmosphere are being made or will be pursued towards addressing individual businesses and executives in any balanced by removal out of the atmosphere. that challenge, subject to certain assumptions or one year. NGER (National Greenhouse and Energy conditions. Such efforts may include the resolution Kunming-Montreal Global Biodiversity Reporting Scheme) The Australian National of existing potential or emerging pathways. Framework The Kunming-Montreal Global Greenhouse and Energy Reporting scheme Goals of the Paris Agreement The central Biodiversity Framework is a set of targets and is a single national framework for reporting objective of the Paris Agreement is its long-term goals adopted by the 15th Conference of Parties and disseminating company information about temperature goal to hold the global average (COP15) to the United Nations Convention on GHG emissions, energy production, energy temperature increase to well below 2C above Biological Diversity (CBD) in December 2022 consumption and other information specified pre-industrial levels and pursue efforts to that aims to address the loss of biodiversity and under the National Greenhouse and Energy limit the temperature increase to 1.5C above restore natural ecosystems by 2030. Reporting Act 2007. pre-industrial levels. Legacy assets Legacy assets refer to those NOJV (non-operated asset/non-operated Green ammonia Ammonia produced by BHP operated assets, or part thereof, located in joint venture) Non-operated assets/non-synthetically combining nitrogen with low to zero the Americas that are in the closure phase. operated joint ventures are our interests in GHG emission hydrogen (ammonia synthesis) LME (London Metal Exchange) A major futures assets that are owned as a joint venture but using renewable or other low to zero GHG exchange for the trading of industrial metals. not operated by BHP. References in this emissions electricity. Annual Report to a joint venture are used for Grievance An event or community complaint convenience to collectively describe assets that relating to an adverse impact/event that has are not wholly owned by BHP. Such references escalated to the point where a third-party are not intended to characterise the legal intervention or adjudication is required to relationship between the owners of the asset. resolve it. NSWEC New South Wales Energy Coal.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 231 Occupational illness An illness that occurs as Petroleum (asset group) A group of oil and Scope 3 emissions (GHG emissions) Scope 3 a consequence of work-related activities or gas assets formerly operated by BHP before are all other indirect GHG emissions (not included exposure. It includes acute or chronic illnesses its merger with Woodside in June 2022. in Scope 2 emissions) that occur in the reporting or diseases, which may be caused by inhalation, Petroleums core production operations were companys value chain. For BHP, these are absorption, ingestion or direct contact. located in the US Gulf of Mexico, Australia and primarily emissions resulting from our customers OECD Organisation for Economic Co-operation Trinidad and Tobago. Petroleum produced crude using and processing the commodities we sell, as and Development. oil and condensate, gas and natural gas liquids. well as upstream emissions associated with the PPA (power purchasing agreement) An agreement extraction, production and transportation of the OELs (occupational exposure limits) An OEL is goods, services, fuels and energy we purchase an upper limit on the acceptable concentration between a vendor and purchaser for the sale of electricity, which may be wholly or partially for use at our operations; emissions resulting from of a hazardous substance in workplace air the transportation and distribution of our products; for a particular material or class of materials. renewable or other low to zero GHG emissions energy and either physically supplied directly to the and operational emissions (on an equity basis) OELs may also be set for exposure to physical from our non-operated joint ventures. agents, such as noise, vibration or radiation. purchaser or for supply from an electricity grid. PPE (personal protective equipment) PPE SEC (United States Securities and Exchange Offsetting (in relation to GHG emissions) The Commission) The US regulatory commission that use of carbon credits. Refer to the definition of means anything used or worn to minimise risk to a workers health and safety, including air aims to protect investors, maintain fair, orderly and carbon credit. efficient markets and facilitate capital formation. supplied respiratory equipment. OFR BHPs Operating and Financial Review for Shareplus BHPs all-employee share the year ended 30 June 2025. Physical climate-related risk Acute risks that are event-driven, including increased severity purchase plan. Onshore US BHPs Petroleum asset (divested and/or frequency of extreme climatic events and Social investment Social investment is our in the year ended 30 June 2019) in four US chronic risks resulting from longer-term changes voluntary contribution towards projects shale areas (Eagle Ford, Permian, Haynesville in climate patterns. or donations with the primary purpose of and Fayetteville), where we produced oil, contributing to the resilience of the communities condensate, gas and natural gas liquids. Record date (in relation to dividends) The date, determined by a companys board of directors, where we operate and the environment, aligned Operated assets Operated assets are our by when an investor must be recorded as with our broader business priorities. assets (including those under exploration, an owner of shares in order to qualify for a Social value Our positive contribution to society projects in development or execution phases, forthcoming dividend. through the creation of mutual benefit for BHP, sites and operations that are closed or in our shareholders, Indigenous partners and the the closure phase) that are wholly owned Reference year (for a BHP GHG emissions target or goal) A year used to track progress towards broader community. and operated by BHP or that are owned as a BHP-operated joint venture. References in this GHG emissions targets and goals. It is not a South32 During FY2015, BHP demerged Annual Report to a joint venture are used for baseline for GHG emissions targets and goals. a selection of our alumina, aluminium, coal, convenience to collectively describe assets that RIGI Argentinas incentive regime for manganese, nickel, silver, lead and zinc assets are not wholly owned by BHP. Such references large investments. into a new company _ South32 Limited. are not intended to characterise the legal Safeguard Mechanism A mechanism established Steelmaking coal Metallurgical coal of a relationship between the owners of the asset. in Australia under the National Greenhouse and sufficient high quality (grade) that it is suitable Operational control approach (in relation to Energy Reporting Act 2007 to keep certain GHG for use in steelmaking. Refer to Additional GHG emissions data) A consolidation approach emissions at or below legislated limits, known information 10.1 for the definition of metallurgical whereby a company accounts for 100 per cent as baselines, for Australias largest industrial coal and coking coal. of the GHG emissions over which it has facilities. Reforms to the Safeguard Mechanism Surface water All water naturally open to the operational control (a company is considered that applied from 1 July 2023 are intended to atmosphere, including rivers, lakes and creeks to have operational control over an operation if reduce Scope 1 emissions at Australias largest and external water dams but excluding water from it or one of its subsidiaries has the full authority industrial facilities on a trajectory consistent with oceans, seas and estuaries (e.g. precipitation and to introduce and implement its operating achieving Australias GHG emission reduction runoff, including snow and hail). policies at the operation). It does not account targets of 43 per cent below 2005 levels by 2030 Sustainability (including sustainable and for GHG emissions from operations in which it and net zero by 2050. Facilities that exceed their sustainably) We describe our approach to owns an interest but does not have operational progressively declining legislated baselines may sustainability and its governance in this Report, control. Also see the definition for Equity apply Australian Carbon Credit Units to meet the including OFR 8 and OFR 9. Our references share approach. compliance obligations. to sustainability (including sustainable and Operational GHG emissions Our operational SASB (Sustainability Accounting Standards sustainably) in this Report and our other GHG emissions are the Scope 1 emissions and Board) The Sustainability Accounting Standards disclosures do not mean we will not have Scope 2 emissions from our operated assets. Board is a non-profit organisation that develops any adverse impact on the economy, the Operations Open-cut mines, underground standards focused on the financial impacts environment or society, and do not imply we mines and processing facilities, which in the of sustainability. will necessarily give primacy to consideration case of BHP are within our operated assets. Scope 1 emissions (GHG emissions) Scope of or achieve any absolute outcome in relation 1 emissions are direct GHG emissions from to any one economic, environmental or social OZ Minerals Brazil assets Former OZ Minerals issue (such as zero GHG emissions or other Brazil operations, projects and exploration operations that are owned or controlled by the reporting company. For BHP, these are primarily environmental effects). tenements located in Brazil and acquired as part of the acquisition of OZ Minerals completed on GHG emissions from fuel consumed by haul Structural GHG emissions abatement Actions 2 May 2023. trucks at our operated assets, as well as fugitive taken at a source of GHG emissions to avoid methane emissions from coal production at our generating GHG emissions. For BHP, this Partner, partnership, to partner (or similar) operated assets. includes contractual power purchase agreements. A reference used for convenience to describe relationships intended to be collaborative and/ Scope 2 emissions (GHG emissions) Scope 2 Target (for BHP with respect to GHG or mutually beneficial. Such references are not emissions are indirect GHG emissions from the emissions) An intended outcome in relation to intended to characterise the legal relationship generation of purchased or acquired electricity, which we have identified one or more pathways between the parties, unless stated otherwise. steam, heat or cooling that is consumed by for delivery of that outcome, subject to certain operations that are owned or controlled by the assumptions or conditions. Paris Agreement The Paris Agreement is an reporting company. BHPs Scope 2 emissions agreement between countries party to the United have been calculated using the market-based Nations Framework Convention on Climate method unless otherwise specified. Change to strengthen efforts to combat climate change and adapt to its effects, with enhanced support to assist developing countries to do so.

232 BHP Annual Report 2025 10 Glossary continued TCFD (Task Force on Climate-Related Underlying EBIT Earnings before net finance Type 3 (in relation to water quality) Water of low Financial Disclosures) The task force created costs, taxation expense, Discontinued quality that would require significant treatment by the Financial Stability Board to improve and operations and any exceptional items. to meet drinking water standards. It may have increase reporting of climate-related financial Underlying EBIT includes BHPs share of profit/ individual constituents with high values of total information, which released recommendations (loss) from investments accounted for using the dissolved solids, elevated levels of metals or designed to help companies provide better equity method including net finance costs and extreme levels of pH. This type of water also information to investors and others about how taxation expense/(benefit). For more information includes seawater. This water is considered low they think about and assess climate-related refer to OFR 13. quality/low grade in the ICMM Good Practice risks and opportunities. The TCFD has now Underlying EBITDA Earnings before net Guide (2nd Edition) (2021). fulfilled its remit and disbanded and the Financial finance costs, depreciation, amortisation and Well-to-wake basis Inclusive of the GHG Stability Board has asked the IFRS Foundation impairments, taxation expense, Discontinued emissions across the entire process of fuel to take over the monitoring of the progress of operations and any exceptional items. production, delivery and use onboard vessels. companies climate-related disclosures. Underlying EBITDA includes BHPs share WRSA (Water Resource Situational Analysis) TNFD (Taskforce on Nature-related Financial of profit/(loss) from investments accounted A Water Resource Situational Analysis is an Disclosures) The Taskforce on Nature- for using the equity method including net independent holistic assessment of the water Related Financial Disclosures is a global, finance costs, depreciation, amortisation and situation where an operated asset operates. market-led initiative that has developed a set impairments and taxation expense/(benefit). The process is designed to describe the water of disclosure recommendations and guidance For more information refer to OFR 13. challenges that partners and stakeholders share for organisations to assess, report and act on Unification The unification of BHPs corporate and the opportunities for collective action to evolving nature-related dependencies, impacts, structure under BHP Group Limited as effected address those challenges. The WRSA is funded risks and opportunities. on 31 January 2022. by BHP and prepared by a credible third party. Transition risk (climate-related) Risks that arise Unit costs One of the financial measures BHP It draws on publicly available information and from existing and emerging policy, regulatory, uses to monitor the performance of individual direct partner and stakeholder input. Within a legal, technological, market and other societal assets. Unit costs are calculated as ratio of defined area that includes the water resources responses to the challenges posed by climate net costs of the assets to the equity share of that BHP interacts with, each WRSA includes change and the transition to a net zero sales tonnage. Net costs is defined as revenue assessment of: global economy. less Underlying EBITDA and excluding freight, _ the ongoing stability of the volume and quality TRIF (total recordable injury frequency) The and other costs, depending on the nature of of the water resources, taking into account sum of (fatalities + lost-time cases + restricted each asset. For information on the method of interactions of all other parties and any related work cases + medical treatment cases) x calculation of the unit costs refer to OFR 13.1. environmental, social or cultural values and 1,000,000 actual hours worked. Stated in units United Nations SDGs (Sustainable Development climate change forecasts of per million hours worked. BHP adopts the US Goals) The Sustainable Development Goals, _ the state of water infrastructure, water access, Government Occupational Safety and Health also known as the Global Goals, were adopted sanitation and hygiene of local communities Administration guidelines for the recording and by the United Nations in 2015 as a universal reporting of occupational injury and illnesses. _ the environmental health of the water call to action to end poverty, protect the planet, catchments that feed the water resources TRIF statistics exclude non-operated assets. and ensure that by 2030 all people enjoy peace taking into account the extent of vegetation, TSR (total shareholder return) Measures the and prosperity. runoff and any conservation of the area return delivered to shareholders over a certain Value chain GHG emissions Scope 3 emissions period through the movements in share price _ external water governance arrangements in our reported GHG emissions inventory. and their effectiveness and dividends paid (which are assumed to be reinvested). It is the measure used to compare WAF (Water Accounting Framework) A common BHPs performance to that of other relevant mining and metals industry approach to water companies under the Long-Term Incentive Plan. accounting in Australia. Unadjusted (in respect to GHG emissions data) Type 1 (in relation to water quality) Water of high Unadjusted means calculated to present the quality that would require minimal (if any) treatment GHG emissions data for a reporting year so that to meet drinking water standards. This water is any relevant changes that occurred during the considered high quality/high grade in the ICMM year (including acquisitions, divestments and/ Good Practice Guide (2nd Edition) (2021). or methodology changes) are applied only from Type 2 (in relation to water quality) Water of the date they took effect. Also see the definition medium quality that would require moderate for Adjusted. treatment to meet drinking water standards (it Underlying attributable profit Profit/(loss) after may have a high salinity threshold of no higher taxation attributable to BHP shareholders than 5,000 milligrams per litre total dissolved solids excluding any exceptional items attributable and other individual constituents). This water is to BHP shareholders as described in Financial considered high quality/high grade in the ICMM Statements note 3 Exceptional items. For more Good Practice Guide (2nd Edition) (2021). information refer to OFR 13.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 233 Corporate directory BHP Registered Office Share Registrars and New Zealand Computershare Investor Services Limited BHP Group Limited Transfer Offices Australia Level 2/159 Hurstmere Road Takapuna Auckland 0622 Australia BHP Group Limited Registrar Postal address _ Private Bag 92119 Level 18 Computershare Investor Services Pty Limited Auckland 1142 171 Collins Street Yarra Falls, 452 Johnston Street Melbourne VIC 3000 Abbotsford VIC 3067 Telephone: +64 9 488 8777 Telephone Australia: 1300 55 47 57 Postal address _ GPO Box 2975 United States Telephone International: +61 3 9609 3333 Melbourne VIC 3001 Computershare Trust Company, N.A. Facsimile: +61 3 9609 3015 Telephone: 1300 656 780 (within Australia) 150 Royall Street +61 3 9415 4020 (outside Australia) Canton MA 02021 Group Company Secretary Facsimile: +61 3 9473 2460 Stefanie Wilkinson Postal address _ PO Box 43006 Email enquiries: investorcentre.com/bhp Providence RI 02940-3006 BHP Corporate Centres Telephone: +1 877 373 6374 United Kingdom United Kingdom (toll free within US) Nova South, 160 Victoria Street BHP Group Limited Depositary Facsimile: +1 312 601 4331 London, SW1E 5LB, UK Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS13 8AE ADR Depositary, Transfer Agent Telephone: +44 20 7802 4000 and Registrar Facsimile: +44 20 7802 4111 Postal address (for general enquiries) Citibank Shareholder Services Chile The Pavilions, Bridgwater Road PO Box 43077 Cerro El Plomo 6000 Bristol BS99 6ZZ Providence RI 02940-3077 Telephone: +44 344 472 7001 Telephone +1 781 575 4555 (outside of US) Piso 15 Facsimile: +44 370 703 6101 +1 877 248 4237 (+1-877-CITIADR) Las Condes 7560623 Email enquiries: (toll free within US) Santiago webcorres@computershare.co.uk Telephone: +56 2 2579 5000 Email enquiries: Facsimile: +56 2 2202 6328 citibank@shareholders-online.com South Africa Website: citi.com/dr BHP Group Limited Branch Register and Commercial Office Transfer Secretary Singapore Computershare Investor Services (Pty) Limited 10 Marina Boulevard, #18-01 Rosebank Towers Marina Bay Financial Centre, Tower 2 15 Biermann Avenue Singapore 018983 Rosebank 2196 South Africa Telephone: +65 6421 6000 Postal address _ Private Bag X9000 Facsimile: +65 6809 4000 Saxonwold 2132 South Africa Telephone: +27 11 373 0033 Facsimile: +27 11 688 5217 Email enquiries: web.queries@computershare.co.za Holders of shares dematerialised into Strate should contact their CSDP or stockbroker. How to access information 2025 on BHP Annual You will always be able to access and Reporting read our Annual Report on our website at Suite bhp.com/AR2025, along with a range of other publications that BHP produces. You can make an election as to how you would like to receive certain documents (including Annual Reports, Notices of Meeting Annual Report Economic Modern Slavery ESG Standards and Proxy/voting forms), including in physical 2025 2025 Contribution Report Statement 2025 and Databook 2025 or electronic form. To tell us your preference, go to www-au. Operational computershare.com/Investor/#Home performance and follow the prompts. Strategy Risk Read our reports at bhp.com Governance Climate action Sustainability community People and Financial performance

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19 August 2025 Financial results for the year ended 30 June 2025 Record operational performance and capital discipline delivers resilient returns and growth _FY25 was another strong year for BHP, marked by record production, continued sector-leading margins and disciplined capital allocation. Safety remains our highest priority, and we achieved year-on-year improvements across key metrics. Against a backdrop of global uncertainty this strong performance has led to robust financial outcomes and reflects the resilience of BHPs business and strategy. We met full-year production guidance across all assets, and set new records in copper and iron ore. Copper production exceeded 2 Mt for the first time, up 28% over the past three years. We maintained our position as the worlds lowest-cost major iron ore producer at WAIO where we delivered 290 Mt _ a new production record. Underlying EBITDA was US$26 bn with a 53% margin, and underlying attributable profit was US$10.2 bn. This strong performance allowed us to determine a final dividend of 60 US cents per share. We also continue to invest in growth. In each of the next two years we expect to spend US$11 bn in capital and exploration, reducing to US$10 bn on average each year between FY28 and FY30. The Jansen project in Canada is estimated to deliver first potash production by mid-2027. We are optimising our growth program at Escondida in Chile, Copper South Australia has the potential to double production through phased expansions and the Vicuna project in Argentina is advancing towards a multi-decade copper opportunity. At WAIO, over the medium term we are targeting sustained production of greater than 305 Mtpa. We made meaningful progress on sustainability and remain on track to reduce operational greenhouse gas emissions by at least 30% from FY20 levels by FY30. Recently we signed charter contracts for two ammonia dual-fuelled bulk carriers _ to progress GHG emissions intensity reduction of our shipping _ and partnered with Aurizon in South Australia to reduce truck movements and related emissions. Indigenous procurement spend rose 40% over the past year, and we launched plans for a 158,000-hectare conservation project at Copper South Australia. In April we achieved gender balance within our global employee base. The global economic outlook is mixed. Growth is expected to ease to 3% or slightly below in the near-term amid shifting trade policies, yet demand for commodities remains strong, particularly in China and India. Chinese copper demand outperformed in FY25, while iron ore demand was resilient, driven by strong infrastructure investment and manufacturing activity in China. Steelmaking coal prices have softened due to oversupply, though policy shifts in China and new blast furnace capacity in Asia are expected to support the market. Potash markets are expected to continue to benefit from a growing and wealthier population and the need for more sustainable agriculture. We remain confident in the long-term fundamentals of steelmaking materials, copper and fertilisers, which are critical to global growth, urbanisation and the energy transition. Backed by a diversified portfolio of large, long-life assets, disciplined low-cost operations and a strong balance sheet, BHP is well-positioned to deliver enduring value through the cycle.Mike Henry, BHP Chief Executive Officer Safety Operational excellence Improvement in key metrics Record copper and iron ore production Most importantly, in FY25, no one lost their life on the job at BHP. BHP delivered record group copper production of &gt;2.0 Mt, High Potential Injury Frequency (HPIF)i declined 18% and over the including a 16% production increase at Escondida, record production at Spence and record H2 production at Copper SA. past five years our teams have achieved a 63% reduction in HPIF. We also delivered record iron ore production of 263 Mt driven by This result is driven by the significant investment in engineering recent investment in the WAIO supply chain and record production controls through our Fatality Elimination Program, continuous at the Central Pilbara hub, where South Flank exceeded nameplate improvement of how leaders support their teams through field capacity, while retaining our position as the lowest cost major iron leadership and the enhancement in operating discipline delivered through the BHP Operating System. ore producer globally.ii Financial results Payments to governments Attributable profit Total payments to governments US$9.0 bn 14% US$10.4 bn FY24 US$7.9 bn FY24 US$11.2 bn The Groups Attributable profit reflects our strong underlying BHP continues to be one of the largest corporate taxpayers in operational and cost performance against a backdrop of global Australia and in Chile. Our global adjusted effective tax rateiii volatility. increased to 37.2% (FY24: 32.5%) and is 44.6% (FY24: 41.7%) once revenue and production-based royalties are included. Investing in growth Shareholder value Capital and exploration expenditureiii Fully franked final dividend US$9.8 bn 6% US$0.60 per share FY24 US$9.3 bn 60% payout ratio We have increased copper production by 28% between FY22 and We have determined a final dividend of US$3.0 bn. FY25, and expect to invest ~70% of our medium-term capital This brings total cash returns to shareholders announced for the expenditure in the future-facing commodities of potash and year to US$5.6 bn, which is US$1.10 per share fully franked. copper. We also invested US$2.1 bn to acquire a 50% interest in the Vicuna joint venture, consisting of the Josemaria and Filo del Sol deposits, the latter of which is one of the largest copper deposit discoveries in the last 30 years.

BHP | Financial results for the year ended 30 June 2025 Social value Our approach to social value underpins stable operations, reduces risk and opens doors to opportunities, partnerships, talent and capital. It delivers business value. We continue to progress towards our 2030 goals. Decarbonisation Safe, inclusive, and future-ready workforce Operational GHG emissionsiv Female representationv 8.7 Mt CO2-e 41.3% 4.2% pts 36% vs FY20 adjusted baseline FY24 37.1% Our operational GHG emissions were 5% lower than FY24 largely We achieved our gender balance aspiration with female driven by ongoing renewable purchase power agreements in representation in our global employee base more than doubling execution and the transition of Western Australia Nickel into from 17.6% in CY16. We are the first global, listed mining temporary suspension in HY25. company to achieve this milestone. We remain on track to achieve our target of reducing our We also improved our representation of women in leadership to operational GHG emissions by at least 30% from FY20 levels by 36.5% (FY24: 31.7%) . FY30, through structural abatement. Healthy environment Indigenous partnerships Area under nature-positive management practicesvi Record Indigenous procurement spendvii 98khectares US$853m 40% 14.6 k hectares since FY24 FY24 US$609 m We initiated our Healthy environment goal roadmap by creating an We achieved record spend, met our FY25 Australian implementation plan for a 158,000-hectare voluntary conservation Reconciliation Action Plan target, and released our first Canada project at Copper South Australia. Indigenous Partnerships Plan. Responsible supply chains Thriving, empowered communities The Copper Mark Total economic contributionviii Escondida and Spence accreditation US$46.8 bn maintained FY24 US$49.2 bn In FY25, Escondida and Spence were accredited under The During the year, we contributed US$40.5 bn to suppliers, Copper Mark for a second cycle, which is a credible assurance contractors, employees, governments and voluntary investment framework for responsible environmental, social and governance in social projects across the communities where we operate. This practices. was 87% of our total economic contribution with shareholder payments of US$6.3 bn (13%). Detailed information on social value is included in Appendix 1 and OFR 9 in the Annual Report 2

BHP | Financial results for the year ended 30 June 2025 Group financial performance Earnings and margins Operational excellence drives strong financial performance in a lower price environment Revenue BHP delivered another year of strong Our adjusted effective tax rate US$51.3 bn operational performance, with increased to 37.2% . Our operating 8% record copper and iron ore costs included US$2.6 bn of revenue FY24 US$55.7 bn production volumes and increased or production-based royalties. steelmaking coal production.ix Including these payments, our Group effective tax rate was 44.6% (FY24: Attributable profit Revenue however decreased 41.7%) . For further details see OFR 13 US$4.4 bn primarily due to the US$9.0 bn 14% decline in iron ore and coal prices. _ Effective tax rate. FY24 US$7.9 bn This was partially offset by higher Attributable profit increased by copper prices. US$1.1 bn, though Underlying iii attributable profit decreased Underlying attributable profit Our strong operational performance, US$3.5 bn (after adjusting for combined with favourable foreign US$10.2 bn 26% exchange movements enabled us to exceptional items). FY24 US$13.7 bn lower our unit costsiii by (~4.7%) x For further details see across our major assets, against the Note 3 _ Exceptional items and global rate of inflation of ~3.1%, with Note 4 _ Significant events _ Samarco Profit from operations WAIO maintaining its position as the dam failure. US$19.5 bn 11% lowest cost major iron ore producer globally,ii and Escondida and Copper FY24 US$17.5 bn SA delivering 18% and 14% reductions in unit costs respectively. Underlying EBITDAiii Overall, Underlying EBITDAiii US$26.0 bn 10% decreased 10% due to the lower revenue. Copper contributed 45% FY24 US$29.0 bn (FY24: 29%) of Group Underlying EBITDA,iii increasing to a record Underlying EBITDA marginiii US$12.3 bn. 53% Our Underlying EBITDA margin remained strong at 53%, maintaining FY24 54% our 20-year average Underlying EBITDA margin above 50%.xi In Adjusted effective tax rate copper, we achieved an Underlying EBITDA margin of 59%, an increase of 37.2% 8% points, as a result of record FY24 32.5% production volumes and lower unit FY26e 36 _ 40% costs in a higher price environment. For further details see Underlying EBITDA waterfall. Detailed financial information is included in Appendix 1 and OFR 5 in the Annual Report 3

BHP | Financial results for the year ended 30 June 2025 Cash flow and balance sheet Strong cash flow generation supports debt service capacity and provides investment optionality Net operating cash flow Our net operating cash flow decreased We paid dividends to BHP shareholders primarily as a result of lower realised of US$6.4 bn, and to non-controlling US$18.7 bn 10% prices, particularly in iron ore and coal. interests of US$1.9 bn; and we also paid FY24 US$20.7 bn These were partially offset by record US$1.8 bn in Samarco settlement copper production and favourable obligations. foreign exchange movements. Capital and exploration As at 30 June 2025, our net debt expenditure We generated free cash flow of increased by US$3.8 bn from 30 June US$9.8 US$5.3 bn after investing US$9.8 bn of 2024 to US$12.9 bn. bn 6% capital and exploration expenditure Since we last revised our net debt target FY24 US$9.3 bn including US$4.5 bn in copper, range in 2022, our underlying portfolio FY26e ~US$11 bn US$1.6 bn in potash and US$3.2 bn in steelmaking materials. fundamentals have improved with materially higher copper production, Free cash flowiii Capital and exploration expenditure improved operational stability, an guidance remains unchanged in FY26 industry leading cost position at WAIO US$5.3 bn 55% xii and FY27 at ~US$11 bn. We have and lower unit costs at our operated FY24 US$11.9 bn sought to optimise our capital profile copper assets leading to improved debt over FY28 to FY30, and reduced service capacity. iii forecast capital spend by US$1 bn per Net debt Our balance sheet remains strong, and annum, to ~US$10 bn each year on average over this period.xii we are putting it to work to assist in US$12.9 bn funding our suite of high-quality organic FY24 US$9.1 bn We also invested US$2.1 bn to acquire a growth projects while we continue to 50% interest in the Vicuna joint venture, deliver attractive shareholder returns. As HY25 US$11.8 bn consisting of the Josemaria and Filo del a result, we have increased our net debt Sol deposits, the latter of which is one target range to between US$10 bn and Gearing ratioiii of the largest copper deposit US$20 bn (from between US$5 bn and 19.8% discoveries in the last 30 years. US$15 bn). As well as Vicuna, we have a strong Our global credit ratingsxiii remained FY24 15.7% pipeline of growth projects, including at unchanged in FY25. Moodys rating is HY25 19.2% Jansen, Escondida, Copper SA and A1(stable)/P-1 and Fitchs rating is A WAIO. We maintain flexibility to adjust (stable)/F1 (long-term/short-term our capital spending and phasing of respectively). projects to accommodate market dynamics and cash flow generation. For further details see Note 21 _ Net debt. Detailed financial information is included in Appendix 1 and OFR 5 in the Annual Report 4

BHP | Financial results for the year ended 30 June 2025 Value and returns Operational performance and disciplined capital allocation deliver excellent returns Final dividend Earnings per share _ basic Our operations continued to generate strong 60 US cps 177.8 US cps Underlying ROCE of 20.6%, with Escondida and WAIO achieving 37% and 43% respectively. Fully franked FY24 155.8 US cps A final dividend of US$0.60 per share (US$3.0 60% payout ratio bn) has been determined, equivalent to a 60% payout ratio, with a payment date to Underlying return on capital Earnings per share _ Underlyingiii shareholders of 25 September 2025. employed (ROCE)iii 200.2 US cps This extends our track record of strong returns 20.6% while balancing investment in growth. FY24 269.5 US cps Including the FY25 final dividend determined, FY24 27.2% we will have returned US$59 bn cash to shareholders since 1 January 2020. Important dates for shareholders BHPs Dividend Reinvestment Plan (DRP) will operate in respect of the final dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com/DRP Events in respect of the final dividend Date Announcement of currency conversion into RAND 26 August 2025 Last day to trade cum dividend on Johannesburg Stock Exchange (JSE) 2 September 2025 Ex-dividend Date JSE 3 September 2025 Ex-dividend Date Australian Securities Exchange (ASX) and London Stock Exchange (LSE) 4 September 2025 Ex-dividend Date New York Stock Exchange (NYSE) 5 September 2025 Record Date 5 September 2025 Announcement of currency conversion into AUD, GBP and NZD 8 September 2025 DRP and Currency Election date 8 September 20251 Payment Date 25 September 2025 DRP Allocation Date2 9 October 2025 1 5:00 pm AEST. 2 Allocation dates may vary between registers but all allocations will be completed on or before 9 October 2025. Shareholders registered on the South African branch register will not be able to dematerialise or rematerialise their shareholdings between the dates of 2 September 2025 and 5 September 2025 (inclusive), and transfers between the Australian register and the South African branch register will not be permitted between the dates of 26 August 2025 and 5 September 2025 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so before 5.00 p.m. (AEST) on 8 September 2025, or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The DRP Allocation Price applicable to each exchange will be made available at: bhp.com/DRP 5

BHP | Financial results for the year ended 30 June 2025 Economic outlookxiv BHPs external operating environment in FY25 was shaped by complex and evolving global developments. Policy uncertainty, particularly around tariffs, fiscal policy, monetary easing, and industrial policy, has been elevated and continues to influence investment and trade flows. Despite these dynamics, commodity demand remained resilient. Copper prices were volatile but rising towards the end of the period. Steel raw material prices ended the year below where they began, though iron ore has since rebounded to near its FY25 average. The International Monetary Fund (IMF) projects global growth to moderate to 3% in CY25, an upward revision from its April estimate of 2.8%, albeit slower than the CY24 outcome of 3.3% . This reflects ongoing trade policy shifts, though we anticipate that fiscal and monetary policy support will provide an important offset to these headwinds, helping to cushion the impact on commodity demand. Chinas economic growth exceeded expectations in H1 CY25, recording 5.3% year-on-year growth. This strength was supported by fiscal stimulus and robust export activity ahead of the implementation of US tariffs. While some moderation is expected in the second half as the temporary boost from ‘pulled-forward’ exports fades and tariffs continue to take effect, policy support is likely to remain a key stabiliser. We expect the outlook to remain constructive as China continues to rebalance its economy and strengthen domestic demand. India will likely remain the fastest-growing major economy, driven by sustained public investment, improving monetary conditions, and resilient service sector activity. Its relatively low trade exposure compared to regional peers, along with the governments capacity to deliver targeted support, positions it to weather the commodity demand impact of recent tariff developments. Developed economies will need to navigate rising trade barriers and policy uncertainty, although supportive fiscal and monetary policy will help mitigate downside risks. Commodity demand Demand for most of our commodities was stronger than expected in H1 CY25. Chinese policymakers introduced a range of supportive measures over the last year that have underpinned steel and metals-related manufacturing activity. Chinese grid investment, automotive production, and machinery output all recorded YoY growth exceeding 10% in H1 CY25. Chinas housing sales also showed some signs of stabilisation in the most populous cities, and the ongoing decline in total housing starts and completions slowed in H1 CY25 compared with CY24. Consequently, Chinese steel end-use demand was resilient, while copper was stronger than expected over the period, supported by robust infrastructure investment and manufacturing activity. Manufacturing exports to emerging economies remained solid and offset weaker direct exports to the United States. Indian commodity demand continues to grow strongly, though competing imports from China narrowed margins for the steel industry over the last year. We expect the countrys economic growth to remain resilient over the next two years, supported by strong structural fundamentals and long-term development momentum. Over the long term, population growth, urbanisation, rising living standards, and the infrastructure required for digitalisation and decarbonisation are all expected to drive demand for steel, non-ferrous metals and fertilisers. We also believe that Chinas economic transition is expected to result in an increase in demand for copper and potash. For the review and outlook relating to our individual commodities please refer to the relevant sections below. Costs and inflation Inflationary pressures across our cost base have largely normalised, although pockets of pressure persist in some areas, and overall cost levels remain materially higher than pre-pandemic benchmarks. In Australia, headline consumer inflation remained within the Reserve Banks 2 _ 3% target range over FY25. Chile was an exception, where electricity price adjustments temporarily lifted inflation in FY25, though it has been easing since January. While consumer inflation has fallen to close to 2% in Canada, price growth for industrial construction works has been significantly stronger, increasing by over 10% in the past two years in Saskatoon. This has placed upwards pressure on costs for Jansen. Labour market conditions have also moderated, with varying regional dynamics. In Australia, wage growth has broadly returned to long-term average levels. However, recent regulatory changes have introduced uncertainty into workforce planning, with implications for labour costs and Australias international competitiveness. In Chile, the mining labour market has remained strong, with employment reaching record highs during FY25 while wage growth is broadly consistent with historical trends. Movements in raw material input costs have been mixed. Ammonia and diesel prices have generally trended lower, with diesel reflecting expectations of global oversupply, albeit with some geopolitical-induced volatility at the end of FY25. In contrast, prices for sulphuric acid and natural rubber have been more variable, averaging higher in FY25 compared to FY24. Overall, the cost of mining production is higher than it was at the beginning of the decade. This implies that price support is also higher, and low-cost operators are well positioned to capture relatively stronger margins in certain commodities. 6

BHP | Financial results for the year ended 30 June 2025 Segment and asset performance Detailed financial information on all business segments in the Financial performance summary Copper Production Commodity review and outlook 2,017 kt 8% Copper was heavily influenced by the threat of tariffs on US copper imports for much of H2 FY25. US prices on COMEX traded at a significant premium to the London FY24 1,865 kt Metal Exchange (LME), which incentivised much of the worlds available cathode to FY26e 1,800 _ 2,000 kt be shipped to the United States. Declining copper inventories elsewhere helped lift LME copper prices above US$10,000/t (US$4.54/lb) at the end of FY25. Average Average realised price prices for H2 FY25 were around US$9,400/t (US4.28/lb), up against the prior half, as well as year-on-year. In July 2025, the US announced tariffs would exclude copper US$4.25/lb 7% cathode, largely closing the COMEX-LME differential. Forward curves suggest the FY24 US$3.98/lb market still sees a risk of future tariffs, which could continue to influence trade flows. Chinese copper demand was stronger than expected during FY25, with growth in Underlying EBITDA power infrastructure investment and policy support for domestic consumer durables supplemented by a sharp rise in exports of manufactured goods. Chinese demand in US$12.3 bn 44% FY26 is expected to remain strong, though growth will decelerate off the current FY24 US$8.6 bn high base. 45% contribution to the Groups We maintain our expectation for the copper market to be broadly balanced in the Underlying EBITDA coming year. Mine supply has seen some challenges in recent months, with growth 59% Underlying EBITDA margin expectations downgraded in several regions. Trade barriers could also hinder the movement of copper scrap, which may lead to greater demand for primary supply. In the late 2020s, we expect new, as-yet uncommitted, mine supply to be required as Underlying ROCE demand continues to grow and existing supply peaks. The world is expected to need 17% around 10 Mt of new annual mine supply over the next 10 years to meet growing FY24 13% demand. In the longer run, copper fundamentals remain attractive. Demand is expected to grow from ~33 Mt today to &gt;50 Mt by 2050, with the key drivers being Traditional Capital and exploration expenditure economic growth (home building, electrical equipment and household appliances), US$4.5 bn Energy Transition (renewables and electric vehicles) and Digital (Artificial Intelligence and Data Centres). We anticipate that the cost curve for the mines FY24 US$3.9 bn needed to meet this demand is likely to steepen as both operational and development challenges progressively increase. For future mine supply to be FY26e ~US$5.1 bn incentivised we believe prices still need to rise from levels seen in H2 FY25. Segment outlook In FY25, BHPs total copper production increased for a third consecutive year to a record 2,017 kt, 28% higher than in FY22,xv driven by strong performances across all operated copper assets. This drove a 44% increase in our total copper Underlying EBITDA to US$12.3 bn and increased coppers contribution to the Groups Underlying EBITDA to 45% (FY24: 29%). Group copper production for FY26 is expected to remain strong at between 1,800 kt and 2,000 kt on a consolidated basis. As we look ahead to the 2030s, we have a number of projects in execution and under study that we estimate could deliver ~2 Mtpa of attributable copper production during the decade.xvi These include: 7

BHP | Financial results for the year ended 30 June 2025 ? In Chile, we have a strong pipeline of organic growth options with attractive returns across our Escondida and Pampa Norte assets, which we expect will enable copper production in Chile to average ~1.4 Mtpa through the 2030s. Since the Chilean copper site tour in November 2024, we have further optimised and sequenced various elements of our growth program at Escondida that we estimate will generate an incremental ~400 kt of cumulative production over FY27 to FY31, weighted to the later years. ? In South Australia, we are assessing the pathway to deliver &gt;500 ktpa of copper production (&gt;700 ktpa CuEq), and a strategy to deliver up to 650 ktpa copper production from the 100%-owned Copper SA.xvii During FY25, we have further optimised the sequence of this growth program. ? In Peru, we hold a 33.75% share in Antamina, a top 10 global copper producer.xviii Antamina is expected to produce between 120 _ 140 kt in FY26, and in FY24 it received environmental approval to continue mining to 2036 (from 2028). ? BHP Canada and Lundin Mining have formed the joint venture company, Vicuna, to hold the combined Josemaria and Filo del Sol copper deposits located in the Vicuna district of Argentina and Chile, the latter of which is one of the largest copper deposit discoveries in the last 30 years. ? We also have a 45% interest in the Resolution Copper Project in the United States, one of the largest undeveloped copper projects in the world, with the potential to become a significant copper producer in North America. BHP has entered into a binding agreement for the divestment of the Carajas assets in Brazil to a wholly-owned subsidiary of CoreX Holding on 15 August 2025 for a total consideration of up to US$465 m. This is structured as US$240 m received on completion and up to US$225 m as contingent payments based on a range of production and project related targets, with the potential for the contingent payments to begin as early as 2027. Subject to the satisfaction of customary closing conditions (including regulatory approvals), the transaction is expected to complete in early CY26. This transaction follows a strategic review in 2024, which concluded that the Carajas assets would benefit from owners prioritising the operations and developing the assets to their full growth potential. 8

BHP | Financial results for the year ended 30 June 2025 Escondida Copper production Unit cost1,2 Underlying EBITDA 1,305 kt 16% US$1.19/lb 18% US$8.6 bn 49% FY24 1,125 kt FY24 US$1.45/lb FY24 US$5.8 bn FY26e 1,150 _ 1,250 kt FY26e US$1.20 _ US$1.50/lb Medium-term3 900 _ 1,000 ktpa Medium-term3 US$1.50 _ US$1.80/lb 1 Based on exchange rates of: FY25 USD/CLP 951 (realised); FY24 USD/CLP 907 (realised); FY26 and medium-term USD/CLP 940 (guidance). 2 Refer to OFR 13 _ Non-IFRS information for detailed unit cost reconciliation. 3 Medium-term refers to an average for FY27 _ FY31. Financial performance Underlying EBITDA increased 49% primarily as a result of: ? Increased sales volumes in line with higher concentrator feed grade and throughput due to operational improvements, mine sequencing and higher levels of material mined, which had a favourable impact of US$1.8 bn; and ? Higher realised copper prices, which had a favourable impact of US$1.0 bn (net of price linked costs). These were partially offset by the impacts of one-off labour related costs. Overall Escondida unit cost performance was strong, delivering an 18% reduction due to the increase in production volumes, partially offset by the impact of general inflation. Asset outlook Production for FY26 is expected to be between 1,150 and 1,250 kt as concentrator feed grade for FY26 is expected to be lower at ~0.85% . Full SaL, a BHP designed leaching technology which has already been successfully deployed at Spence, delivered first production during FY25. We expect it to produce ~410 kt in copper cathodes at Escondida over a 10-year period through improved recoveries and shorter leach cycle times. Since the Chilean copper site tour in November 2024, we have identified several positive initiatives to improve the capital efficiency, production profile and value of the Escondida growth program. These include: ? Several low capital intensity productivity initiatives that can be executed immediately across the Laguna Seca concentrators. ? We also plan to extend the life of Los Colorados concentrator by ~6-12 months and, in parallel, optimise the demolition process to allow earlier access to high grade PL2 zone ore to offset the impact of this extension. These initiatives are expected to generate an incremental ~400 kt of cumulative production at Escondida over FY27 to FY31, with most of this occurring over the later years. Medium term guidance remains between 900 _ 1,000 ktpa across FY27 to FY31, with grade below 0.80% . Beyond this, timing of elements of the Laguna Seca Expansion are being considered, lowering capital investment and project execution risk. This staged execution of the overall program is expected to reduce the capital required in the FY26 to FY31 period, generating earlier free cash flow and improving returns. Our plans for a new concentrator remain core to the growth program and on track for a potential FID by CY27-28, and first ore by CY31-32. Economics for the potential new concentrator are unchanged from the Chilean copper site tour and remain attractive with an expected capital intensity of US$15 _ 21k/t copper equivalent and IRR of 13 _ 16%.xix We also continue to study various leaching technologies, with each at different stages of evaluation. 9

BHP | Financial results for the year ended 30 June 2025 Our permitting strategy has progressed as expected and the first permit application submitted in March 2025 will enable critical early works to achieve our optimised plan. Permitting for the new concentrator is under preparation and will be submitted by the end of FY26. The overall changes and initiatives above do not materially change our total expected production aspiration over FY31 to FY40 from what we expected at the time of the Chilean copper site tour, which remains an average of ~1.4 Mtpa for Chile. However, we now expect this to be achieved with lower overall capital required. Pampa Norte Copper production1,2 Spence unit cost2,3,4 Underlying EBITDA 268 kt 1% US$2.07/lb 3% US$1.3 bn 42% FY24 266 kt FY24 US$2.13/lb FY24 US$0.9 bn FY26e 230 _ 250 kt FY26e US$2.10 _ US$2.40/lb Medium-term ~235 ktpa Medium-term US$2.05 _ US$2.35/lb 1 FY25 production is for Spence only. FY24 includes 11 kt from Cerro Colorado which entered temporary care and maintenance in December 2023. Excluding these volumes, FY25 production increased 5%. Medium-term guidance refers to an average of ~235 ktpa over five years. 2 FY26 and medium-term production and unit cost guidance is provided for Spence only. 3 Refer to OFR 13 _ Non-IFRS information for detailed unit cost reconciliation. 4 Based on exchange rates of: FY25 USD/CLP 951 (realised); FY24 USD/CLP 907 (realised); FY26 and medium-term USD/CLP 940 (guidance). Financial performance Underlying EBITDA increased 42% predominately due to increased sales volumes, driven in part by record production, and higher realised copper prices. Unit costs at Spence decreased by 3% due to record production volumes, partially offset by the impact of general inflation. Asset outlook Production at Spence for FY26 is expected to be between 230 and 250 kt. Production is expected to average ~235 ktpa over the next five years due to increased processing of transitional ores as we progress from the supergene to the hypogene zone. Since the Chilean copper site tour in November 2024, we have continued to advance options to expand and debottleneck the Spence concentrator to further lift throughput and recoveries. This could potentially increase copper production by 10 _ 15 ktpa and FID for these projects is expected in CY27. We also continue to advance the option for the implementation of BHP’s patented Simple Approach to Leaching 2 (SaL2) technology at the sulphide leach pad, which would enable processing of transitional and hypogene ores. The ability to leach low-grade ores would allow us to prioritise higher grades at the concentrator and potentially extend life of cathode production. Cerro Colorado entered temporary care and maintenance in December 2023 and we are continuing to study the application of BHPs Full SaL leaching technology to potentially restart operations in the future. 10

BHP | Financial results for the year ended 30 June 2025 Copper South Australia Copper production Unit cost1,2 Underlying EBITDA 316 kt 2% US$1.18/lb 14% US$1.9 bn 23% FY24 322 kt FY24 US$1.37/lb FY24 US$1.6 bn FY26e 310 _ 340 kt FY26e US$1.00 _ US$1.50/lb 1 Based on exchange rates of: FY25 AUD/USD 0.65 (realised); FY24 AUD/USD 0.66 (realised); FY26 AUD/USD 0.65 (guidance) and prices for by-products of: gold US$2,900/oz, and uranium US$70/lb (guidance). (FY25 prices for by-products: gold US$2,000/oz, and uranium US$80/lb (guidance)). 2 Refer to OFR 13 _ Non-IFRS information for detailed unit cost reconciliation. Financial performance Underlying EBITDA increased 23% predominantly as a result of: ? Higher average realised prices for copper, gold and silver, which had a favourable impact of US$0.4 bn (net of price linked costs); and ? Higher sales volumes reflecting strong underlying performance, including recovery following the weather-related power outage in Q2 FY25. This was partially offset by inventory drawdowns which resulted in higher operating costs, though unit costs declined 14%. Asset outlook Production for FY26 is expected to be between 310 and 340 kt, weighted to the second half. Copper SAs performance has improved significantly over the past few years. We now consistently deliver &gt;300 ktpa copper production (&gt;450 ktpa copper equivalent production), supporting strong unit cost performance and increasing annual free cash flow. This operational stability provides a strong foundation to invest in the business, with growth programs now advancing at all assets. ? At Prominent Hill, the Operation Expansion (PHOX) project has progressed, with shaft sinking completed in Q4 FY25. Work to complete the hoisting infrastructure is also continuing to progress. The project is forecast to be completed in H2 FY27 for a total investment of US$0.9 bn. The Wira shaft hoisting system is expected to extend the mine life to at least 2040. ? At Carrapateena, the commissioning of Crusher 2 has supported higher productivity from the sub-level cave and we continue to invest in processing plant capacity to enable an uplift in throughput to 7 Mtpa of mined ore. The Block Cave Expansion project is progressing with underground development for an access decline below the existing sub-level cave continuing. The project is expected to extend the mine life beyond the existing sub-level cave and increase throughput up to 12 Mtpa, ramping up from FY29. ? At Olympic Dam, the Southern Mining Area Decline was approved during the year for a total investment of US$0.2 bn and has commenced construction. It is expected to unlock up to 2.5 Mtpa of additional vertical capacity and support future mine expansion options, with completion expected in FY28. At Oak Dam, exploration activity peaked at 13 active drill rigs during the period (8 now active). We are seeking government, heritage and regulatory approvals to begin execution activities on twin underground access declines. During FY25, we continued to study the potential Smelter and Refinery Expansion (SRE), including sequencing, to optimise the profile of capital spend. We expect to consider the first phase of the potential project for FID in HY28, to align with execution of the Smelter Campaign Maintenance 2027 program (SCM27). The first phase would involve a transition to a two-stage smelter configuration with 1,100 to 1,400 ktpa concentrate smelting capacity better suited to asset mineralogy, which would be expected to unlock remaining synergies from the OZL acquisition. This would be supported by production growth from Carrapateena and Olympic Dam. The second phase of the expansion would increase capacity to align with potential further growth from Oak Dam and Olympic Dam, including OD Deeps. 11

BHP | Financial results for the year ended 30 June 2025 Iron ore Production Commodity review and outlook 263 Mt 1% Iron ore benchmark prices averaged around US$100/dmt in H2 FY25, similar to the first half. The price was supported by steady seaborne iron ore demand and relatively weak FY24 260 Mt iron ore supply from the major seaborne exporters in the March quarter. Chinese FY26e 258 _ 269 Mt demand has been resilient, benefiting from solid infrastructure investment, healthy manufacturing particularly for sectors related to the energy transition, and strong steel Average realised price (WAIO) exports. These factors offset continued weakness in the real estate sector. Iron ore demand in the rest of the world was mixed: demand from developing Asian economies US$82.13/wmt 19% continued to grow along with new blast furnace capacity, while Developed Asia and FY24 US$101.04/wmt European demand was impacted by planned blast furnace capacity retirements and maintenance in response to subdued steel demand. Underlying EBITDA Looking ahead, rising trade protectionism could weigh on global iron ore and steel demand in the near term. Seaborne supply is expected to be higher as production from US$14.4 bn 24% existing supply basins normalises, and as new capacitycomes onto the market including FY24 US$18.9 bn from Simandou. 53% contribution to the Groups Our estimate of cost support continues to sit in the US$80 _ 100/t range on a 62% Fe Underlying EBITDA CFR basis, formed by approximately 180 Mt of higher cost supply, mainly from 63% Underlying EBITDA margin Australian junior miners, Indian fines and some Chinese domestic mines. Over 60% of this supply sits above the US$90/t mark for cost support. Export volumes of price-sensitive Indian fines continued to drop significantly over H2 FY25. As the market turns Underlying ROCE (WAIO) more competitive, some additional high-cost suppliers may leave the market in the 43% coming years. FY24 61% We maintain our view that Chinas steel production is likely to maintain its plateau around the 1 Bt level until the late 2020s. However, Chinese pig iron production is expected to decline over this period with more scrap used in steelmaking. In the long Capital and exploration run, seaborne iron ore trade is likely to undergo steady diversification as demand grows expenditure (WAIO) in other developing regions. On the supply side, traditional suppliers may need to weigh US$2.7 bn future investment to sustain production in the face of grade decline and resource FY24 US$2.1 bn depletion. FY26e ~US$3.3 bn Segment outlook Over the last 6 years, WAIO has solidified its position as the lowest cost major iron ore producer globally,ii building margin resilience as steel production in China has plateaued. We plan to increase production to &gt;305 Mtpa (100% basis) and decrease unit costs to &lt;US$17.50/t at WAIO over the medium term. In FY25, we completed our studies into maintaining WAIOs leading position into the 2030s. We are investing in a sixth car dumper (and associated infrastructure) at Port Hedland. This investment, combined with the current projects in execution, will enable us to maintain &gt;305 Mtpa (100% basis) production from Q4 FY28. In Brazil, Samarco is set to double production capacity following the restart and ramp up of a second concentrator, helping to support the local community through jobs, investment and taxes. 12

BHP | Financial results for the year ended 30 June 2025 Western Australia Iron Ore Iron ore production Unit cost1,2 Underlying EBITDA 257 Mt 1% US$18.56/t 2% US$14.4 bn 24% C1 US$17.29/t 3 FY24 255 Mt FY24 US$18.19/t FY24 US$19.0 bn FY26e 284 _ 296 Mt (100% basis) FY26e US$18.25 _ US$19.75/t Medium-term &gt;305 Mtpa (100% basis) Medium-term &lt;US$17.50/t 1 Based on exchange rates of: FY25 AUD/USD 0.65 (realised); FY24 AUD/USD 0.66 (realised); FY26 and medium-term AUD/USD 0.65 (guidance). 2 Refer to OFR 13 _ Non-IFRS information for detailed unit cost reconciliation. 3 C1 unit costs for FY24 were US$15.84/t. WAIO C1 unit cost excludes third party royalties of US$1.56/t (FY24: US$1.87/t), net inventory movements US$(1.13)/t (FY24: US$(0.21)/t), depletion of production stripping US$0.95/t (FY24: US$0.78/t), combined with exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income US$(0.11)/t (FY24: US$(0.09)/t) . Financial performance Underlying EBITDA decreased 24% primarily driven by lower average realised prices for iron ore, which decreased 19% and had an unfavourable impact of US$4.3 bn (net of price linked costs). This was partially offset by record production, despite significant weather impacts, reflecting supply chain excellence. This included record volumes delivered from the Central Pilbara hub (South Flank and Mining Area C) following the completion of the ramp up of South Flank in FY24 and record shipments following the Port Debottlenecking Project (PDP1), both of which were completed on time and on budget. WAIO maintained its industry leading positionii with a C1 unit cost of US$17.29/t with the increase in costs primarily due to increased productive movement (+12%) to enhance our inventory position across the value chain. Costs were also impacted by an increase in provision for contaminated sites. Asset outlook Production for FY26 is expected to be between 284 and 296 Mt (100% basis) incorporating the planned renewal of Car Dumper 3 (CD3) in HY26 and the ongoing tie-in activities for the Rail Technology Programme (RTP1). FY26 unit costs are expected to be between US$18.25 and US$19.75/t. We have approved the commissioning of a sixth car dumper (CD6) and related infrastructure at Port Hedland for a total investment of ~US$0.9 bn.xx CD6 will create capacity to maintain production of &gt;305 Mtpa (100% basis) from Q4 FY28 through a period of planned major car dumper renewals beginning in FY29. It will also improve our ore blending and screening capability at the port. CD6 is expected to generate attractive returns of &gt;30%, with a payback period of less than 3 years after first ore in Q4 FY28.xxi Sustained production of &gt;305 Mtpa (100% basis) over the medium term will be supported by increased rail operation capacity unlocked by RTP1, and the Western Ridge Crusher Project, which will replace production from the depleting orebodies around Newman (first production Q1 FY27; low capital intensity of US$38/t). Average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with CD6, operational decarbonisation and automation programs, remains unchanged at ~US$6.50/t. xxii We anticipate that this will also include Ministers North (utilising the existing Yandi infrastructure), which is subject to potential FID in FY26. By leveraging the installed infrastructure, improved labour productivity, such as the transition to autonomous haulage across all sites (excluding Yandi) and the improvements from the implementation of the BHP Operating System, we expect unit costs to decrease to &lt;US$17.50/t (unchanged from prior guidance) through the medium term. 13

BHP | Financial results for the year ended 30 June 2025 Samarco Iron ore production Samarco settlement cash impact 6.4 Mt 34% US$1.8 bn FY24 4.7 Mt FY26e1 ~US$2.2 bn FY26e 7 _ 7.5 Mt FY27e1 ~US$0.5 bn 1 Payments will be made in Brazilian Reais. BHP Brasils expected payments up to FY28 have been hedged to protect against potential FX volatility. Performance Samarco production increased 34% in FY25 to 6.4 Mt (12.8 Mt on a 100% basis), in line with the recommissioning of latent pelletising plant capacity and the restart of the second concentrator in December 2024, both ahead of schedule. Production for FY26 is expected to be between 7.0 and 7.5 Mt (14 and 15 Mt on a 100% basis), with production from the second concentrator partially offset by planned maintenance during the financial year. Financials On 25 October 2024, BHP announced an agreement between the Federal Government of Brazil, the State of Minas Gerais, the State of Espirito Santo, the public prosecutors and public defenders (Public Authorities) and Samarco, BHP Brasil and Vale (Agreement). The Agreement delivers a full and final settlement of the Framework Agreement obligations, the R$155 bn Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to the dam failure. Under the final settlement agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each. The Agreement was ratified by the Supreme Court of Brazil in Brasilia on 6 November 2024. Since the Agreement, Samarco has incurred R$10.3 bn on performance obligations (Obligations to Perform), including ~R$5.5 bn paid directly to people impacted by the 2015 Fundao dam failure. Another R$10.9 bn has been paid to Public Authorities (Obligations to Pay) in the same period.xxiii This is in addition to the R$38 bn spent between 2016 and September 2024. The obligations are expected to be ~R$27.5 bn in FY26 and ~R$7.5 bn in FY27. Samarco is processing the claims received for the new Definitive Indemnity Program (PID) which was established under the Agreement. Approximately 150,000 claims have already been paid, with the remainder expected to be paid by the end of FY26.xxiv Our provision stands at US$5.8 bn as at 30 June 2025, down from US$6.5 bn at 30 June 2024. This reflects the net impact of spend over the year, depreciation of the BRL/USD, updates to our cost estimates to reflect the agreement, and the impacts of discounting. For further information, please see Note 4 _ Significant events _ Samarco dam failure for the Samarco dam failure provision. 14

BHP | Financial results for the year ended 30 June 2025 Coal Production Commodity review and outlook _ Steelmaking coal Steelmaking coal Steelmaking coal prices declined in H2 FY25 as seaborne demand weakness more Mt than offset ongoing seaborne supply disruptions in Australia. 18.0 19% FY24 22.3 Mt Indian pig iron production growth remained strong. Lower demand from Developed Asia and Europe, and higher domestic coal production in China weighed on global FY26e 18 _ 20 Mt seaborne steelmaking coal demand. Weak steel margins outside China also Energy coal prompted steel mills to reduce their blend of premium coals. 15.0 Mt 2% In the near term, the recovery of Australian supply is likely to continue. Chinese policy toward domestic coal supply remains a key uncertainty for global steelmaking FY24 15.4 Mt coal markets, with Chinese coking coal prices increasing since July owing to market FY26e 14 _ 16 Mt expectations for supply intervention. Over the longer term, we expect that higher quality steelmaking coals, such as those Average realised price produced by our BMA assets, will be valued for their role in reducing the greenhouse Steelmaking coal gas emission intensity of blast furnaces. In addition, robust hard coking coal imports from developing countries such as India, will lead to growing and resilient demand US$ 193.82/t 27% for decades to come. With the major seaborne supply region of Queensland not FY24 US$266.06/t being conducive to long-life capital investment owing to the current royalty regime, Energy coal _ export the scarcity value of higher quality steelmaking coals may also increase over time. US$107.80/t 11% Segment outlook FY24 US$121.52/t Over the last few years, we have strategically refined our coal portfolio to focus on higher-quality steelmaking coal and as a result, BMA is well positioned to meet the Underlying EBITDA anticipated strong long-term demand for such coal in the future. Today, with ~90% of BMAs products priced based on PLV HCC FOB Qld indices (up US$0.6 bn 75% from 55% in 2020), BMA is one of the largest suppliers of this higher-quality coal in FY24 US$2.3 bn the seaborne market.xxv 2% contribution to the Groups To deliver on our medium-term targets at BMA, we are focused on rebuilding raw Underlying EBITDA coal inventory levels into CY27 and normalising strip ratios, while further optimising 11% Underlying EBITDA margin our operations by improving labour and fleet productivity. At New South Wales Energy Coal (NSWEC) we are progressing with our plan to cease Capital and exploration mining by the end of FY30. We will continue sequential backfilling of mined areas to expenditure support progressive rehabilitation. US$0.5 bn FY24 US$0.7 bn FY26e ~US$0.5 bn 15

BHP | Financial results for the year ended 30 June 2025 BMA Steelmaking coal production1 Unit cost2,3 Underlying EBITDA 18.0 Mt 19% US$127.50/t 7% US$0.6 bn 69% FY24 22.3 Mt FY24 US$119.54/t FY24 US$1.9 bn FY26e 36 _ 40 Mt (100% basis) FY26e US$116 _ US$128/t Medium-term 43 _ 45 Mtpa (100% basis) Medium-term &lt;US$110/t 1 FY24 production includes 5 Mt (10 Mt on a 100% basis) from the Blackwater and Daunia mines which were divested on 2 April 2024. 2 Based on exchange rates of: FY25 AUD/USD 0.65 (realised); FY24 AUD/USD 0.66 (realised); FY26 and medium-term AUD/USD 0.65 (guidance). 3 Refer to OFR 13 _ Non-IFRS information for detailed unit cost reconciliation. Financial performance Underlying EBITDA decreased by US$1.3 bn, predominately driven by: ? Lower average realised prices, which decreased 27% and had an unfavourable impact of US$1.0 bn (net of price linked costs); and ? The divestment of Blackwater and Daunia (US$0.4 bn). These more than offset strong operational performance across the open cut mines, underpinned by improved truck productivity and our focused effort to rebuild raw coal inventory, which helped stabilise operations and lift production across the asset by 5%.ix Controllable cost performance was also solid, with FY25 unit costs finishing within the revised guidance despite significant heavy weather (a 36% year-on-year increase in rainfall) and geotechnical challenges at our underground operation. Post the divestment of Blackwater and Daunia, the asset has continued its focus on realising the benefits of a smaller operational footprint and improving labour and maintenance cost efficiency. Asset outlook Production for FY26 is expected to increase to between 18 and 20 Mt (36 and 40 Mt on a 100% basis), weighted to the second half, while unit costs are expected to decrease with guidance between US$116/t and US$128/t as we push to further improve productivity. Our focus on improving value chain stability will continue into CY27 as we continue to rebuild raw coal inventory to sustainable levels (following a 12% increase in raw coal inventory in FY25) and normalise strip ratios. Over the medium term, we plan to increase production to between 21.5 and 22.5 Mtpa (43 and 45 Mtpa on a 100% basis) and anticipate that unit costs will be &lt;US$110/t. Q4 FY25 production performance of 10.3 Mt (100%) and unit cost performance of US$110/t provides confidence in our ability to achieve these targets. With no change to the ongoing negative impacts of extreme royalty rates, we will maintain our existing position of not investing in any further growth at BMA. We will sustain and optimise our existing operations. However, if low coal prices persist, options to pause lower margin areas of our operational footprint will be considered. 16

BHP | Financial results for the year ended 30 June 2025 New South Wales Energy Coal Energy coal production Underlying EBITDA 15.0 Mt 2% US$0.2 bn 62% FY24 15.4 Mt FY24 US$0.4 bn FY26e 14 _ 16 Mt Financial performance Underlying EBITDA decreased 62% primarily reflecting lower average realised prices. We maintained cash cost discipline and drew down inventory, to offset the impact of reduced truck availability and unfavourable weather conditions. Asset outlook Production guidance for FY26 is expected to increase to between 14 and 16 Mt. On 16 April 2025, we received approval from the NSW Government to extend mining to 30 June 2030 (from 2026). In addition, we have updated our closure provision to US$1.0 bn (from US$0.7 bn). We have committed to a A$30 m community fund to help support the Upper Hunter prepare for 2030 and beyond. We continue to engage with our workforce and have implemented an education support program. We have also entered into an agreement with renewable energy and infrastructure company ACCIONA Energia to explore the development of a pumped hydro energy storage project, which would be located in part of the Mt Arthur Coal operation. In addition, we will continue to assess alternative land use options for after we cease mining and are seeking necessary approvals to support these potential developments. 17

BHP | Financial results for the year ended 30 June 2025 Group & Unallocated Western Australia Nickel Production Commodity review and outlook 30 kt 63% The nickel market remained in surplus in H2 FY25, with prices trending generally FY24 82 kt lower across the period. While demand for electric vehicles in China has grown strongly, sales penetration in OECD countries has been below expectations. The share of non-nickel battery chemistries has also risen, weighing on near-term nickel Underlying EBITDA demand growth. US$(0.6) bn 95% These trends are expected to continue in the near-term, suggesting that the market FY24 US$(0.3) bn will remain in surplus. Indonesian supply continues to grow strongly, though Indonesian government policy remains a key factor for future growth. Capital and exploration Business outlook expenditure US$0.2 bn Western Australia Nickel (WAN) transitioned into temporary suspension in HY25. BHP intends to review the decision to temporarily suspend WAN by February 2027. FY24 US$1.3 bn As part of this review, BHP is assessing the potential divestment of the WAN assets. Any decision to divest will be subject to an assessment against other options, including continuing temporary suspension, restart or closure. During the review process, BHP is committed to: ? support the workforce with a people first approach; ? ensure the ongoing safety and integrity of the mines and related infrastructure;? work closely with Traditional Owners, governments and suppliers, and to invest in local communities via the A$20 m Community Fund established in 2024; and ? invest in exploration to extend the resource life of WAN and preserve optionality. Financial performance Underlying EBITDA decreased to a loss of US$(0.6) bn while operations transitioned into temporary suspension and ramp down activities occurred. 18

BHP | Financial results for the year ended 30 June 2025 Potash Capital and exploration Commodity review and outlook expenditure Potash prices moved higher during H2 FY25 on strong demand, particularly from India US$1.6 bn and Southeast Asia, reports of maintenance at Russian and Belarusian mines, and FY24 US$1.1 bn disruptions in Laos. In FY26, we expect the potash market to come closer to balance as demand adjusts to current market conditions. FY26e ~US$1.9 bn In the medium term, potash demand is expected to continue to benefit from a rising and wealthier population and changing diets, while additional supply from traditional and emerging basins is also expected to be added to the market over this period. Longer term, we believe that potash stands to benefit from the intersection of several global megatrends: rising population, changing diets and the need for more sustainable and efficient use of arable land for agriculture. These attractive long-term demand fundamentals combined with Jansens expected position in the industry as one of the lowest cost producers once it has ramped up will cement the role of potash within BHPs portfolio over the long term. Business outlook In July we announced updates relating to the Jansen potash project. We estimate capital expenditure for Jansen Stage 1 (JS1) to increase from US$5.7 bn to be in the range of US$7.0 bn to US$7.4 bn including contingencies, and first production to revert back to the original schedule of mid-CY27. We expect to update the market on JS1s timing and optimised capital expenditure estimate in H2 FY26. We have decided to extend the execution of Jansen Stage 2 (JS2) by two years, shifting first production from FY29 to FY31, as part of our regular review of capex sequencing under the Capital Allocation Framework. JS2s capital expenditure remains under review and we expect to update the market on JS2s optimised capital expenditure estimate in H2 FY26. Jansen is a world class asset and is expected to have operating costs at the low end of the cost curve when fully ramped up. Jansen Stage 1 Progress Production target date Capital estimate 68% Under review Under review Estimated Mid-CY27 Estimated range: US$7.0 _ 7.4 bn Project update JS1 is 68% complete. We estimate reverting first production to be in mid-CY27, followed by a two-year ramp up period. In the coming months, we expect to complete the installation of the permanent service shaft headframe, and continue with the construction of wet and dry mill areas and the product storage building. Jansen Stage 2 Progress Production target date Capital estimate 11% Extended by 2 years to FY31 Under review Project update JS2 is 11% complete. We have decided to extend first production by two years to FY31, followed by a two to three-year ramp up. We expect to update the market on JS2s optimised capital expenditure estimate in H2 FY26. 19

BHP | Financial results for the year ended 30 June 2025 Minerals exploration and early-stage entry Exploration expenditure We continue to increase our resource base by pursuing brownfield exploration US$396 m opportunities. In August 2024 we announced an Inferred Mineral Resource at Oak Dam of 1,340 Mt at 0.66% copper and 0.33 g/t gold grades following initial drilling results at FY24 US$457 m OD Deeps with intercept grades &gt;1.0% copper. We are seeking government, heritage and regulatory approvals to begin execution activities on twin underground access declines. Our greenfield exploration strategy is focused on the discovery of high-quality resources, with a current focus on copper. We leverage advanced technologies including AI-driven geoscience models, machine learning and proprietary data systems to accelerate high-value mineral discoveries, improve exploration precision and unlock new resources globally. In May 2025 we announced a partnership with Codelco to explore the Anillo project in Antofagasta, Chile. The property is located approximately 30 km from Escondida and BHP has agreed to invest up to US$40 m. Our other greenfield exploration activities are currently focused on Chile, Peru, Canada, Australia, Serbia, Norway, Finland, Botswana and the United States. Applications for the fourth round of Xplor will open in September. This innovative accelerator program enables BHP to partner with early-stage exploration companies that have the potential to help shape our future growth pipeline. Since the programs inception in 2022, we have formed follow-on commercial arrangements with several companies. Vicuna, our joint venture in Argentina and Chile with Lundin Mining, expects to spend ~US$430 m (100% basis) in CY25 to advance project studies and mine planning, exploration drilling and access road construction. Today we announced the mineral resource estimate for the Josemaria and Filo del Sol deposits, which collectively contain 38 Mt of copper, as well as globally significant amounts of gold (81 Moz) and silver (1.5 Boz). Refer to Appendix 1 for more details. Vicuna has until July 2026 to submit its Incentive Regime for Large Investments (RIGI) application which, if approved, is expected to be beneficial to the economics of the project. The joint venture envisions a phased approach to the development of Vicuna. Vicuna remains on track to complete its integrated technical report in Q1 CY26. 20

BHP | Financial results for the year ended 30 June 2025 Appendix 1 Detailed financial information is included in OFR 5 in the Annual Report Financial performance summary1 A summary of performance for FY25 and FY24 is presented below. Key group metrics 2025 2024 Change Yearended30June US$M US$M % Revenue 51,262 55,658 (8%) Profit from operations 19,464 17,537 11% Attributable profit 9,019 7,897 14% Basic earnings per share (cents) 177.8 155.8 14% Dividend per ordinary share determined in respect of the period (cents) 110 146 (25%) Net operating cash flow 18,692 20,665 (10%) Capital and exploration expenditure 9,794 9,273 6% Net debt 12,924 9,120 42% Underlying EBITDA 25,978 29,016 (10%) Underlying attributable profit 10,157 13,660 (26%) Underlying basic earnings per ordinary share (cents) 200.2 269.5 (26%) Key asset metrics Year ended Net 30 June 2025 Underlying Underlying Exceptional operating Capital Exploration Exploration US$M Revenue2 EBITDA3 EBIT3 items4 assets3 expenditure gross toprofit5 Copper Escondida 13,177 8,593 7,558 14,093 2,390 Pampa Norte6 2,726 1,270 696 5,051 675 Antamina7 1,562 1,002 827 1,661 395 CopperSouthAustralia8 4,655 1,936 1,247 17,337 1,205 Other7 127 (100) (174) 2,742 201 Total Copper from Group production 22,247 12,701 10,154 40,884 4,866 Third-party products 1,845 91 91 TotalCopper 24,092 12,792 10,245 40,884 4,866 142 142 Adjustment for equity accounted investments7 (1,562) (466) (289) (474) (3) (3) TotalCopperstatutoryresult 22,530 12,326 9,956 40,884 4,392 139 139 Iron Ore Western Australia Iron Ore 22,767 14,394 12,171 20,959 2,609 Samarco9 (5,522) Other 124 (2) (28) (185) 8 TotalIronOrefromGroupproduction 22,891 14,392 12,143 (321) 15,252 2,617 Third-party products 28 4 4 TotalIronOre 22,919 14,396 12,147 (321) 15,252 2,617 104 65 Adjustment for equity accounted investments Total Iron Ore statutory result 22,919 14,396 12,147 (321) 15,252 2,617 104 65 Coal BHP Mitsubishi Alliance 3,422 591 101 6,536 402 New South Wales Energy Coal10 1,773 303 193 (121) 106 Other (173) (203) (58) 17 TotalCoalfromGroupproduction 5,195 721 91 6,357 525 Third-party products TotalCoal 5,195 721 91 6,357 525 15 4 Adjustment for equity accounted investments10 (149) (148) (124) Total Coal statutory result 5,046 573 (33) 6,357 525 15 4 Groupandunallocateditems Potash (284) (286) 8,524 1,642 1 1 Western Australia Nickel11 758 (589) (589) (210) 176 28 28 Other12 9 (444) (955) (2,020) 46 109 109 TotalGroupandunallocateditems 767 (1,317) (1,830) (455) 6,294 1,864 138 138 Inter-segment adjustment Total Group 51,262 25,978 20,240 (776) 68,787 9,398 396 346 21

BHP | Financial results for the year ended 30 June 2025 Year ended Net 30 June 2024 Underlying Underlying Exceptional operating Capital Exploration Exploration US$M Revenue2 EBITDA3 EBIT3 items4 assets3 expenditure gross toprofit5 Copper Escondida 10,013 5,759 4,821 13,113 1,806 PampaNorte6 2,375 896 468 4,843 721 Antamina7 1,478 968 746 1,498 437 Copper South Australia8 4,085 1,568 928 16,498 1,048 Other7 72 (176) (228) 416 136 Total Copper from Group production 18,023 9,015 6,735 36,368 4,148 Third-partyproducts 2,021 74 74 TotalCopper 20,044 9,089 6,809 36,368 4,148 216 215 Adjustment for equity accounted investments7 (1,478) (525) (285) (437) (3) (2) TotalCopperstatutoryresult 18,566 8,564 6,524 36,368 3,711 213 213 Iron Ore Western Australia Iron Ore 27,805 18,964 16,902 20,597 2,026 Samarco9 (6,606) Other 122 (48) (74) (179) 7 Total Iron Ore from Group production 27,927 18,916 16,828 (3,066) 13,812 2,033 Third-party products 25 (3) (3) TotalIronOre 27,952 18,913 16,825 (3,066) 13,812 2,033 86 41 Adjustment for equity accounted investments TotalIronOrestatutoryresult 27,952 18,913 16,825 (3,066) 13,812 2,033 86 41 Coal BHP Mitsubishi Alliance13 5,873 1,914 1,394 6,725 533 New South Wales Energy Coal10 1,945 502 408 (211) 100 Other (27) (50) (42) 14 TotalCoalfromGroupproduction 7,818 2,389 1,752 880 6,472 647 Third-party products TotalCoal 7,818 2,389 1,752 880 6,472 647 14 3 Adjustment for equity accounted investments10 (152) (99) (75) (1) Total Coal statutory result 7,666 2,290 1,677 880 6,472 646 14 3 Groupandunallocateditems Potash (255) (257) 6,138 1,090 1 1 Western Australia Nickel11 1,473 (302) (374) (6) 1,254 50 58 Other12 1 (194) (764) (1,421) 82 93 93 TotalGroupandunallocateditems 1,474 (751) (1,395) (3,908) 4,711 2,426 144 152 Inter-segment adjustment TotalGroup 55,658 29,016 23,631 (6,094) 61,363 8,816 457 409 1 Group profit before taxation comprised Underlying EBITDA of US$25,978 m (FY24: US$29,016 m), exceptional items, depreciation, amortisation and impairments of US$6,514 m (FY24: US$11,479 m) and net finance costs of US$1,111 m (FY24: US$1,489 m). 2 Total revenue from energy coal sales, including BMA and NSWEC, was US$1,652 m (FY24: US$1,873 m). 3 For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer OFR 13 _ Non-IFRS financial information in the Annual Report. 4 Excludes exceptional items relating to Net finance costs US$458 m and Income tax benefit US$96 m (FY24: Net finance costs US$506 m and Income tax benefit US$837 m). 5 Includes US$ nil (FY24: US$10 m) of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation). 6 Includes Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023. 7 Antamina, SolGold, Vicuna and Resolution (the latter three included in Other) are equity accounted investments and their financial information presented above reflects BHP Groups share, with the exception of net operating assets that represents the Group’s carrying value of investments accounted for using the equity method. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements _ in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$466 m (FY24: US$525 m) related to equity accounted investments. 8 Includes Olympic Dam, Prominent Hill and Carrapateena. 9 Samarco is an equity accounted investment. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods and net operating assets represents predominantly the Group’s carrying value of the provision related to the Samarco dam failure. 10 Includes Newcastle Coal Infrastructure Group (NCIG) which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Groups share. Total Coal statutory result excludes the contribution related to NCIG until future profits exceed accumulated losses. 11 Western Australia Nickel is comprised of the Nickel West operations and the West Musgrave project, both of which transitioned into temporary suspension in December 2024. 12 Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments. 13 On 2 April 2024 BHP and Mitsubishi Development Pty Ltd (MDP) completed the divestment of the Blackwater and Daunia mines (which were part of BMA) to Whitehaven Coal. The Groups share of Revenue, Underlying EBITDA, D&A, Underlying EBIT and Capital expenditure is included within BMA in the comparative period. 22

Underlying EBITDA waterfall The following table and commentary describes the impact of the principal factorsiii that affected Underlying EBITDA for FY25 compared with FY24: US$M Total Group Copper Iron ore Coal Group and unallocated Year ended 30 June 2024 29,016 8,564 18,913 2,290 (751) Net price impact (3,705) 1,710 (4,274) (1,141) – Change in sales prices (4,580) 1,794 (4,678) (1,696) –Price linked costs 875 (84) 404 555 –WAIO: Lower royalties in line with lower prices. BMA: Lower royalties in line with lower prices. Changes in volumes 2,215 2,163 (90) 142 – Escondida: Higher volumes due to higher WAIO: Increased weather impacts from Tropical BMA: Strong performance across the open cut mines, concentrator feed grade of 1.02% (FY24: 0.88%), Cyclone Zelia and Tropical Storm Sean and planned underpinned by improved truck productivity and our record throughput, higher recoveries and timing of increase in tie-in activity of the Rail Technology focus on improving value chain stability, helped sales. Programme 1 (RTP1), offset by increased capacity mitigate the impact of significant wet weather, and Spence: Higher volumes due to improved cathode unlocked by the Port Debottlenecking Project (PDP1) geotechnical characteristics of the current longwall stacked ore grades combined with timing of and record volumes delivered from the Central panel at Broadmeadow. shipments. Pilbara hub (South Flank and Mining Area C) following the completion of the ramp up of South Flank in FY24. Copper SA: Higher volumes due to strong operational performance supported by inventory drawdown, partially offset by the impact of the weather-related power outage in Q2 FY25. Change in controllable cash costs (953) (486) (119) (340) (8) Operating cash costs (893) (442) (111) (338) (2) Escondida: Primarily one-off labour related costs, WAIO: Additional planned shutdown activity and BMA: Inventory movements to offset the impact of combined with higher operational and maintenance higher costs to support higher productive movement Broadmeadow geotechnical characteristics and contractor costs to support higher material moved. partially offset by favourable inventory movements. significant wet weather. Spence: Finished goods inventory drawdown partially offset by one-off labour related payments in FY24. NSWEC: Inventory drawdown to offset the impacts of Copper SA: Finished goods inventory drawdown. reduced truck availability and unfavourable weather conditions. Exploration and business development (60) (44) (8) (2) (6) Change in other costs 356 183 173 81 (81) Exchange rates 354 98 198 98 (40) Inflation on costs (538) (320) (92) (85) (41) Inflation rate of 2.4% for Australia and 4.6% for Chile (FY24: 4.1% for Australia and 4.4% for Chile) Fuel, energy, and consumable price movements 148 60 20 68 – Escondida, Spence and Copper SA: Primarily due to WAIO: Primarily due to lower diesel prices partially BMA & NSWEC: Primarily due to lower diesel prices. lower diesel prices partially offset by higher electricity offset by higher explosives prices. prices. Non-Cash 392 345 47 – – Escondida: Higher stripping capitalisation reflecting WAIO: Primarily due to deferred stripping phase of mine plan. capitalisation. Change in other (951) 192 (207) (459) (477) Asset sales (40) – 3 (16) (27) Ceased and sold operations (722) 38 – (449) (311) BMA: Primarily the contribution of Blackwater and WAN: Operations transitioned into temporary Daunia before sale in April 2024 combined with a suspension in December 2024 as planned. revaluation of contingent consideration due to price movements. Other (189) 154 (210) 6 (139) Antamina: Higher profit driven by higher copper and WAIO: Lower net freight recoveries due to lower G&U: Primarily a self insurance claim related to the zinc prices. freight rate. weather-related power outage at Olympic Dam in Copper SA: Self insurance claim related to the Other: Higher rehabilitation costs mainly from HY25. weather-related power outage at Olympic Dam in increase in provision for contaminated sites in FY25. H1FY25. Year ended 30 June 2025 25,978 12,326 14,396 573 (1,317) 23

BHP | Financial results for the year ended 30 June 2025 Exchange rates The following exchange rates relative to the US dollar have been applied in the financial information: As at As at As at Average Average 30 June 30 June 30 June FY25 FY24 2025 2024 2023 Australian dollar1 0.65 0.66 0.65 0.67 0.66 Chilean peso 951 907 936 944 803 1 Displayed as US$ to A$1 based on common convention. Capital and exploration expenditure Capital and exploration expenditure and guidance are summarised below: FY26e1 FY25 FY24 Capital and exploration expenditure US$B US$B US$B Deferred stripping 1.1 1.1 0.8 Baseline sustaining2 3.2 3.6 3.5 Non-recurring sustaining 2.7 2.2 2.2 Growth 3.6 2.6 2.2 Exploration 0.3 0.4 0.5 Total ~11.0 9.8 9.3 1 Capital and exploration expenditure guidance is subject to movements in exchange rates. 2 Baseline sustaining includes “maintenance and decarbonisation capital” for the purposes of the Capital Allocation Framework. In FY26, this is expected to be ~US$1.6 bn (FY25 US$1.8 bn). Major Projects Capital First Project and expenditure production Commodity ownership Capacity US$M target date Progress Potash Jansen Stage 1 Design, engineering and construction of Currently under review. Currently under review. Approved in (Canada) an underground potash mine and surface Expected range is Expected date may revert to August 2021. 100% infrastructure, with capacity to produce 7,000 – 7,400 original project timeline of Project is 68% 4.15 Mtpa mid-CY27 complete Potash Jansen Stage 2 Development of additional mining Currently under review Extended by two years to Approved in (Canada) districts, completion of the second shaft FY31 October 2023. 100% hoist infrastructure, expansion of Project is 11% processing facilities and addition of rail complete cars to facilitate production of an incremental 4.36 Mtpa Production and unit cost guidance Historical production and production guidance are summarised below: Medium-term Production guidance1 FY26 guidance FY25 v FY24 Copper (kt) 1,800 – 2,000 2,016.7 8% Escondida (kt) 900 – 1,0002 1,150 – 1,250 1,304.9 16% Pampa Norte (kt)3 ~235 230 – 250 267.6 1% Copper SA (kt) 310 – 340 315.9 (2%) Antamina (kt) 120 – 140 118.9 (17%) Carajás (kt) – 9.4 15% Iron ore (Mt) 258 – 269 263.0 1% WAIO (Mt) 251 – 262 256.6 1% WAIO (100% basis) (Mt) >3054 284 – 296 290.0 1% Samarco (Mt) 7.0 – 7.5 6.4 34% Steelmaking coal – BMA (Mt) 21.5 – 22.5 18 – 20 18.0 (19%) BMA (100% basis) (Mt) 43 – 45 36 – 40 36.0 (19%) Energy coal – NSWEC (Mt) 14 – 16 15.0 (2%) Nickel – Western Australia Nickel (kt) – 30.2 (63%) 1 Medium term refers to a five-year horizon unless otherwise noted. 2 Medium term refers to FY27 to FY31. 3 FY24 includes 11 kt from Cerro Colorado, which entered temporary care and maintenance in December 2023. Excluding these volumes, FY25 production increased 5%. Production guidance is for Spence only. Medium-term guidance refers to an average of ~235 ktpa over five years. 4 Sustained production of >305 Mtpa (100% basis) from Q4 FY28. 24

BHP | Financial results for the year ended 30 June 2025 Historical unit costs and guidance for our major assets are summarised below: FY25 at Medium-term FY26 guidance realised FY25 v Unit cost1 guidance2 exchange rates3 exchange rates3 FY243 FY24 Escondida (US$/lb)4 1.50 – 1.80 1.20 – 1.50 1.27 1.19 1.45 (18%) Spence (US$/lb) 2.05 – 2.35 2.10 – 2.40 2.18 2.07 2.13 (3%) Copper SA (US$/lb)5 1.00 – 1.50 1.64 1.18 1.37 (14%) WAIO (US$/t)6 <17.50 18.25 – 19.75 18.93 18.56 18.19 2% BMA (US$/t) <110 116 –128 130.31 127.50 119.54 7% 1 Refer to OFR 13 – Non-IFRS information in the Annual Report for detailed unit cost reconciliations and definitions. 2 FY26 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.65 and USD/CLP 940. 3 Based on exchange rates of: FY25 AUD/USD 0.66 and USD/CLP 842 (guidance); FY25 AUD/USD 0.65 and USD/CLP 951 (realised); FY24 AUD/USD 0.66 and USD/CLP 907 (realised). 4 Escondida unit costs for FY24 onwards exclude revenue based government royalties. Medium-term refers to an average for FY27 – FY31. 5 FY26 unit cost guidance is based on prices for by-products of gold US$2,900/oz, and uranium US$70/lb. FY25 unit cost guidance was based on prices for by-products of gold US$2,000/oz, and uranium US$80/lb. 6 The breakdown of C1 unit costs, excluding third party royalties, are detailed on page 13. Competent Person Statement: Vicuña Mineral Resources Compiled Filo del Sol and Josemaria Projects Mineral Resources as at 30 June 2025 Measured Resources Indicated Resources Inferred Resources Total Resources Contained Metal BHP Cu Au Ag Cu Au Ag Cu Au Ag Cu Au Ag Cu Au Ag interest Deposit Material Type Mt % g/t g/t Mt % g/t g/t Mt % g/t g/t Mt % g/t g/t kt Moz (%) Filo del Sol Sulphide – – – – 1,190 0.54 0.39 8 6,080 0.37 0.20 3 7,270 0.40 0.23 4 50% Copper Oxide – – – – 434 0.34 0.28 2 331 0.25 0.21 2 765 0.30 0.25 2 Gold Oxide – – – – 288 – 0.29 3 673 – 0.21 3 961 – 0.23 3 Silver Oxide – – – – 77 0.34 0.37 91 72 0.10 0.17 26 149 0.22 0.27 60 Josemaria Sulphide 654 0.33 0.25 1 992 0.25 0.14 1 736 0.22 0.11 1 2,382 0.26 0.16 1 TOTAL Vicuña 654 0.33 0.25 1 2,980 0.36 0.28 7 7,900 0.32 0.19 3 11,500 0.33 0.22 4 38,000 81 1,500

BHP | Financial results for the year ended 30 June 2025 Health, safety and social value1 Key safety indicators Target/Goal FY25 FY24 Fatalities Zero work-related fatalities 0 1 High-potential injury (HPI) frequency2 Year-on-year improvement in HPI frequency 0.09 0.11 Total recordable injury frequency (TRIF)2 Year-on-year improvement in TRIF 4.5 4.8 Social value: key indicators scorecard Target/Goal FY25 FY24 Operational GHG emissions (MtCO2-e)3 Reduce operational GHG emissions by at least 30% from FY20 levels by FY30 8.7 9.2 Value chain GHG emissions (Scope 3): Steelmaking: 2030 goal to support industry to develop steel production technology 171 140 Committed funding in steelmaking capable of 30% lower GHG emissions intensity relative to conventional blast furnace partnerships and ventures to date (US$m) steelmaking, with widespread adoption expected post-CY30 Value chain GHG emissions: Maritime transportation: 2030 goal to support 40% GHG emissions intensity reduction 44 42 Reduction in GHG emissions intensity of BHP-chartered shipping of BHP products BHP-chartered shipping of our products from CY08 (%)4 Social investment (US$m BHP equity share) Voluntary investment focused on the six pillars of our social value framework 127.8 136.7 Indigenous procurement spend (US$m)5 Key metric for part of our 2030 Indigenous partnerships goal, to support the delivery of 853 609 mutually beneficial outcomes Female representation6 (%) Aspirational goal for gender balanced employee workforce7 by the end of CY25 41.3 37.1 Indigenous employee participation6,8 (%) Australia: aim to achieve 9.7% by the end of FY27 9.0 8.3 Chile: aim to achieve 10.0% by the end of FY25 10.5 10.1 Canada: aim to achieve 20.0% by the end of FY26 17.8 11.2 Area under nature-positive management Create nature-positive10 outcomes by having at least 30% of the land and water we 1.5 1.3 practices9 (%) steward11 under conservation, restoration or regenerative practices.12 1 Data includes former OZL (except former OZL Brazil assets), except where specified otherwise. 2 Combined employee and contractor frequency per 1 million hours worked. FY24 data for HPIF and TRIF restated due to ongoing verification activities resulting in updated recordable injury and exposure hour data to exclude the Blackwater and Daunia mines divested by BMA (completed on 2 April 2024) and to add two HPIs due to re-classification. 3 Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. FY24 and FY25 GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes). 4 Baseline year data and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY08 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. 5 Includes former OZL (except former OZL Brazil assets) for FY25 only. 6 Based on a ‘point in time’ snapshot of employees as at the end of the relevant reporting period. 7 We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization. 8 Indigenous employee participation for Australia is at Minerals Australia operations; for Chile is at Minerals Americas operations in Chile; and for Canada is at the Jansen Potash project and operations in Canada. 9 Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. FY24 data restated primarily due to identification of additional former OZL land holdings and areas where we hold sub-surface mineral rights. For more information refer to the BHP ESG Standards and Databook 2025, available at bhp.com/sustainability. 10 Nature-positive is defined by the TNFD Glossary version 1.0 as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state’. We understand it to include land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. We are monitoring the evolving external nature landscape, including developments in nature frameworks, standards and methodologies and in definition of the global nature ambition. 11 Excluding areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30% will be calculated based on the areas of land and water that we steward at the end of FY30. For more information refer to the BHP ESG Standards and Databook 2025 available at bhp.com/sustainability. 12 In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples

BHP | Financial results for the year ended 30 June 2025 This release is unaudited. The financial information for the year ended 30 June 2025 (FY25) presented in this release is derived from the audited Consolidated Financial statements included in the 2025 Annual Report, which has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2024 financial statements of the Group in the 2024 Annual Report, with the exception of new accounting standards and interpretations which became effective from 1 July 2024 and other changes in accounting policies applied with effect from 1 July 2024. Users are advised to read this News Release document together with the 2025 Annual Report (simultaneously released to respective stock exchanges). U.S. investors are advised to refer to BHP’s Annual Reports on Form 20-F filed with the U.S. Securities and Exchange Commission. Analysis relates to the relative financial and/or production performance of BHP and/or its operations during FY25 compared with FY24, unless otherwise noted. Medium term refers to a five-year horizon, unless otherwise noted. Numbers presented may not add up precisely to the totals provided due to rounding. The following abbreviations may have been used throughout this release: silver (Ag); gold (Au); billion dollars (B/bn); billion troy ounces (Boz); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF); carbon dioxide equivalent (CO2-e); copper (Cu); dry metric tonne unit (dmtu); final investment decision (FID); free on board (FOB); greenhouse gas (GHG); grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million troy ounces (Moz); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); OZ Minerals Ltd (OZL); pounds (lb); million dollars (M); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); uranium (U); uranium oxide (U3O8); and wet metric tonnes (wmt). Forward-looking statements This release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements, other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘desire’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’, or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this release. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the development and use of new technologies and related risks; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation or expansion of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty and conflicts; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in OFR 11 in the Annual Report and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions and energy consumption data Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this release are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2025, available at bhp.com. No offer of securities Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP. No financial or investment advice – South Africa BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice. BHP and its subsidiaries In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28 – Subsidiaries of the Financial Statements in the 2025 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include Antamina, Samarco and Vicuña. This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a BHP-operated joint venture1 (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2024 to 30 June 2025 unless otherwise stated. Certain sections of this release include data in relation to the Daunia and Blackwater mines, which were divested in FY24. Data in relation to the Daunia and Blackwater mines is shown for the period up to completion on 2 April 2024, unless stated otherwise. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1 References in this -release ‘joint venture’ are used for convenience collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

BHP | Financial results for the year ended 30 June 2025 The following footnotes apply to this Results Announcement: i Combined employee and contractor frequency per 1 million hours worked. Prior year data (FY20 to FY23) excludes former OZL Australian assets (acquired 2 May 2023), which is included for FY24 and FY25. Prior year data (FY20 to FY24) also excludes (entirely) divested operations as follows: BHP Mitsui Coal (divested on 3 May 2022), BHP’s oil and gas portfolio (merger with Woodside completed on 1 June 2022) and BMA’s Daunia and Blackwater mines (divested on 2 April 2024). Excludes former OZL Brazil assets entirely. ii BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors (including Fortescue, Rio Tinto and Vale), adjusted based on publicly available financial information. iii We use various non-IFRS financial information to reflect our underlying financial performance. Non-IFRS financial information (as outlined in ASIC Regulatory Guide 230) is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. Non-IFRS financial information includes some of the following items (for a complete list of Non-IFRS financial information and their respective definitions and calculation methodology, please refer to OFR 13 in the Annual Report): Underlying attributable profit, Underlying EBIT, Underlying EBITDA, Underlying EBITDA margin, capital and exploration expenditure, adjusted effective tax rate, ROCE, Underlying return on capital employed, unit costs, free cash flow, net debt, gearing ratio, and Underlying earnings per share. Non-IFRS financial information and relevant reconciliations are included in the Annual Report document for the year ended 30 June 2025 and comparative periods. Non-IFRS financial information is unaudited. iv Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets (excluding former OZL Brazil assets). FY20 to FY25 GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes). v Based on a ‘point in time’ snapshot of employees as at 30 June 2025, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. Excludes former OZL Brazil assets. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization. ‘Women in leadership’ refers to employees with one or more direct reports. vi Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. For more information refer to the BHP ESG Standards and Databook 2025 available at bhp.com/sustainability vii Includes former OZL (except former OZL Brazil assets) for FY25 only. viii For more information refer to the BHP Economic Contribution Report 2025. ix Production increased 5%, excluding production from the now divested Blackwater and Daunia mines. x Calculated on a copper equivalent production weighted average basis, based on FY25 average realised prices for major assets (Escondida, Spence, Copper SA, WAIO and BMA). xi On a total operations basis. xii Capital and exploration expenditure guidance is subject to movements in exchange rates. xiii Credit ratings are forward-looking opinions on credit risk. Moody’s and Fitch’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information. xiv The information in this section is based on BHP data, analysis and desktop research on public data sources. xv 8% increase in copper production from FY24 (1,865 kt) to FY25 (2,017 kt). 28% increase in copper production from FY22 (1,574 kt) to FY25 (2,017 kt). xvi Represents our current aspiration for BHP group attributable copper production, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential from non-operated joint ventures as well as exploration programs. The pathway is subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, in which factors are uncertain. xvii The pathway to increase potential production at Copper South Australia is subject to regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain. The pathway represents our current aspiration for Copper South Australia, and is not intended to be a projection, forecast or production target. Copper equivalent production includes potential increases in production rates and contribution from by-products, as well as potential impacts from our exploration program. Copper equivalent production is calculated using 2025 long term (real) consensus prices as of June 2025 of US$4.28/lb for copper, US$2,408/oz for gold, US$28/oz for silver and US$73/lb for uranium. xviii Based on CY24 production. xix Calculation based on long term consensus copper price of $4.50/lb. xx Estimated capital expenditure is BHP equity share. xxi Returns and payback period calculated using consensus iron ore prices as of June 2025 for FY26-FY30, and long-term. xxii Subject to movements in exchange rates; +/- 50% in any given year over the medium term. xxiii Amounts shown are those incurred by Samarco on a 100% basis, which includes cash outflows as well as accruals relevant to the period from when the agreement was signed on 25 October 2024 to the end of FY25 on 30 June 2025. A portion of these payments were funded by cash generated from the Samarco operations. xxiv Claims paid under the Definitive Indemnification Program (PID) to 31 July 2025. xxv Source: Wood Mackenzie H1 2025 report.

Authorised for lodgement by: The Board of BHP Group Limited Contacts BHP | Financial results for the year ended 30 June 2025 Media Investor Relations media.relations@bhp.com investor.relations@bhp.com Australia and Asia Australia and Asia Gabrielle Notley John-Paul Santamaria Mobile: +61 411 071 715 +61 499 006 018 Europe, Middle East and Africa Europe, Middle East and Africa Amanda Saunders James Bell Mobile: +44 7887 468 926 +44 7961 636 432 North America Americas Megan Hjulfors Monica Nettleton Mobile: +1 403 605 2314 +1 416 518 6293 Latin America Renata Fernandez Mobile: +56 9 8229 5357 BHP Group Limited ABN 49 004 028 077 LEI WZE1WSENV6JSZFK0JC28 Registered in Australia Level 18, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015 BHP Group is headquartered in Australia bhp.com

Exchange release 19 August 2025 BHP FY2025 Results Presentation Attached are the presentation slides for BHP’s FY2025 Results Presentation by the Chief Executive Officer and Chief Financial Officer. The presentation slides and a video of this presentation are available at: https://www.bhp.com/financial-results Authorised for release by Stefanie Wilkinson, Group Company Secretary. BHP Group Limited ABN 49 004 028 077

Contacts Media Investor Relations media.relations@bhp.com investor.relations@bhp.com Australia and Asia Australia and Asia Gabrielle Notley John-Paul Santamaria Mobile : +61 411 071 715 +61 499 006 018 Europe, Middle East and Africa Europe, Middle East and Africa Amanda Saunders James Bell Mobile : +44 7887 468 926 +44 7961 636 432 North America Americas Megan Hjulfors Monica Nettleton Mobile : +1 403 605 2314 +1 416 518 6293 Latin America Renata Fernandez Mobile: +56 9 8229 5357 BHP Group Limited ABN 49 004 028 077 LEI WZE1WSENV6JSZFK0JC28 Registered in Australia Level 18, 171 Collins Street Melbourne Victoria 3000 Australia Tel: +61 1300 55 4757 Fax: +61 3 9609 3015 BHP Group is headquartered in Australia bhp.com

Resilience and growth Full year ended 30 June 2025

Disclaimer The information in this presentation is current as at 19 August 2025. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the year ended 30 June 2025. Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs, and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘desire’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date of this presentation. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the development and use of new technologies and related risks; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation or expansion of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty and conflicts; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2025 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov . Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions and energy consumption data Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this presentation are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2025, available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 27 and 28. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2025 compared with the year ended 30 June 2024; references to Underlying EBITDA margin excludes third-party products; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium-term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY23 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Data in relation to the Daunia and Blackwater mines is shown for the period up to completion on 2 April 2024, unless expressly stated otherwise. Unless expressly stated otherwise, for information and data in this presentation related to BHP’s social value or sustainability position or performance: former OZL operations that form part of BHP’s Copper South Australia asset and the West Musgrave Project are included for FY24 and FY25 but excluded for prior financial years; former OZL Brazil assets are excluded; and all such information and data excludes BHP’s interest in non-operated assets. Some of the land and tenements related to the Daunia and Blackwater mines are pending transfer following completion, however given that the assets are no longer under BMA’s control or operated for BMA’s benefit (except for periods prior to completion or where specifically stated) data related to the land and tenements has been excluded from this presentation. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information’ in the BHP Annual Report 2025. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. No financial or investment advice – South Africa BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2025 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include Antamina, Samarco and Vicuña. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) from 1 July 2024 to 30 June 2025 unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

Performance summary Full year ended 30 June 2025 Mike Henry Chief Executive Officer Western Australia Iron Ore

A winning strategy Highly attractive commodities, growing value through operational excellence, disciplined capital allocation and distinctive social value Focus on commodities positively leveraged to megatrends… … in which BHP has large, high-quality, long-life assets Jansen GHG Resolution JV Population Urbanisation Increased Data centres Energy Antamina JV Samarco JV WAIO BMA growth living and AI transition Chilean copper standards Vicuña JV Copper SA Our operational excellence and disciplined capital allocation… … enables both returns and organic growth to deliver value 50% ~2.0 Mt 8.5 Mt 2.6% minimum attributable planned attributable dividend3 copper potash copper eq. Proven Capital Highest Consistent Strong balance production production growth CAGR Allocation margins1 NOCF2 Framework sheet by mid-2030s4 by FY33-FY345 FY30 to FY356 Note: WAIO – Western Australia Iron Ore; BMA – BHP Mitsubishi Alliance; NOCF – net operating cash flow; CAGR – compound annual growth rate.

A strong FY25 A year of continued operational excellence, record production and solid financial results Achieved FY25 production guidance; records in iron ore and copper >2 Mt7 of copper production in FY25; 28% growth delivered across FY22-257 Another year of sector-leading margins1, strong cash flow and returns Leveraging our strong balance sheet to fund attractive and high-quality organic growth Resequencing of growth project pipeline to optimise capital allocation Estimated Jansen Stage 1 project capex and schedule updates8; Stage 2 extended9 Escondida

Driving improved safety and health Focused on enhancing safety culture and leadership, and using technology to keep our people safe Performance: High-potential injury frequency (HPIF)10 (Frequency) • Year-on-year improvement on key safety metrics 0.35 • Reduction in HPIF10 – 0.09 (FY25) vs 0.11 (FY24) 0.30 • New global specification for vehicles and mobile equipment 0.25 Our focus is on: 0.20 • Strong safety practices, leadership and risk control management enabled by our BHP Operating System 0.15 • Ensuring we learn from high-potential events 0.10 • Expanding use of technology to help keep our people safe 0.05 – Collision avoidance, automation, real-time monitoring • Identification, assessment and management of psychosocial risks 0.00 FY20 FY21 FY22 FY23 FY24 FY25 HPIF Fatality

Financial performance Full year ended 30 June 2025 Vandita Pant Chief Financial Officer

Strong financial performance Supports final dividend of 60 US cents per share Summary financials Income statement (US$ bn, Underlying) • Underlying EBITDA of US$26.0 bn 60 – Underlying EBITDA margin of 53% 51.3 Taxes and – 20.6% ROCE 50 royalties: US$9.9 bn • Adjusted effective tax rate of 37.2%11 11 40 – Adjusted effective tax rate including royalties of 44.6% • Underlying profit of US$10.2 bn 30 26.0 • Net operating cash flow of US$18.7 bn (25.3) 20.2 20 • US$9.8 bn of capital and exploration expenditure (5.7) (0.7) 10.2 • Dividends determined of US$5.6 bn 10 (7.3) (2.1) 5.6 • Net debt of US$12.9 bn (FY24: US$9.1 bn) 0 • Exceptional items of US$1.1 bn (after-tax)12 13 14 15 costs D&A EBIT costs Tax profit finance Revenue EBITDA controlling interests Dividends Operating Net Non—Underlying determined

Delivering well in the areas we control Strong operational performance partially offsets weaker commodity prices Earnings variance and drivers (US$ bn) Year-on-year comparison Current year reconciliation 40 External US$(3.7) bn Controllable US$0.7 bn FY25 income statement impacts 35 30 29.0 2.2 0.4 25.3 26.0 25 (0.4) (1.0) (0.5) (3.7) 20 (5.7) Inflation by category (0.7) (US$ bn) 15 0.0 10.2 (0.4) (7.3) 9.0 10 (0.5) 0.1 (2.1) (1.1) (0.8) 17 Inflation on costs Diesel, energy and 5 consumables 0 FY24 Price16 Foreign Inflation Baseline Volumes Controllable Other FY25 D&A14 Net Tax15 Non- FY25 Exceptional FY25 Underlying exchange costs Underlying finance controlling Underlying items Attributable EBITDA EBITDA costs interests attributable profit profit

Strong operating performance across the group Iron ore Operational excellence is consistently delivering Production: 263 Mt as we leverage the BHP Operating System (BOS) EBITDA margin: 63% ✓ Record iron ore production, with WAIO producing 290 Mt (100%), Copper overcoming cyclone and storm impacts in Q3 FY25 Production: 2,017 kt EBITDA margin: 59% Escondida achieved its highest production in 17 years and By-products ✓ Spence had record production Gold: 551 koz | Silver: 14,773 koz | Uranium: 3.2 kt Copper SA: 5th largest gold producer on ASX, top 10 global uranium producer Copper SA delivered H2 production record offsetting Steelmaking coal18 ✓ impacts of the Q2 weather-related power outage BMA production: 18 Mt BMA EBITDA margin: 17% ✓ BMA production was up 5% (excluding Blackwater and Daunia) and raw coal inventory was up 12% Energy coal18 FY25 unit costs ~4.7%20 lower across our major assets; NSWEC production: 15 Mt NSWEC EBITDA margin: 10% ✓ Escondida delivered an ~18% reduction and WAIO remains the lowest cost major iron ore business19 Note: WAIO – Western Australia Iron Ore; Copper SA – Copper South Australia; BMA – BHP Mitsubishi Alliance; NSWEC – New South Wales Energy Coal. Arrow indicates movement relative to FY24.

A disciplined and targeted approach to capital allocation Maximising value though our well-established, disciplined approach to capital allocation and targeted capital optimisation initiatives Sharper focus on dynamic capital allocation, prioritisation and project excellence Portfolio to optimise deployment of capital Sequencing Operating Capital Optimisation of the Escondida growth program project productivity productivity Extension of Jansen Stage 2 capital Optimised Copper SA growth program sequence Net operating cash flow Project as our processes drive project excellence capital Focussed on capital efficiency – right scale/design efficiency BOS to be deployed in projects Maintenance and decarbonisation capital Earlier FCF, lower risk and Strong balance sheet higher returns to reduce risks and add value Strategic Minimum 50% payout ratio dividend Joint ventures (e.g. Vicuña JV) partnerships Partnerships (e.g. Fluor at Copper SA) Excess cash Other levers to unlock and recycle undervalued capital Balance Additional Organic Acquisitions/ Buy-backs sheet dividends development (Divestments)

Optimised capital expenditure profile Forecast group capex reduces by ~US$1 bn per annum in medium term with continued flexibility to adjust spend for value Group capex by classification (US$ bn, nominal) 12.0 Growth and exploration ~US$1 bn reduction Stable at ~40% of capital expenditure in the medium term 10.0 Major projects include Jansen Stage 1 and 2, the Escondida growth program and Copper SA growth projects 8.0 Non-recurring sustaining Includes one-off items such as fleet replacements (WAIO and Escondida), Western Ridge Crusher and Ministers North replacement 6.0 mines, and Escondida Truck Shop Baseline sustaining 4.0 Stable at ~US$3 bn per annum Includes spend to execute our operational decarbonisation plans, 2.0 although the majority of this spend has been delayed to the 2030s reflecting the slowed pace of some technology development 0.0 FY25 FY26 FY27 Medium term Deferred stripping Note: Medium term refers to FY28 – FY30 average. Baseline sustaining includes ‘maintenance and decarbonisation capital’ for the purposes of the Capital Allocation Framework. In FY26, this is expected to be ~US$1.6 bn (FY25 US$1.8 bn). Capital and exploration expenditure guidance is subject to movements in exchange rates.

Putting our strong balance sheet to work A stronger and more resilient business has improved debt servicing capacity and provides investment options Net debt target range revised to US$10 to 20 bn Leverage remains low (Net debt, US$ bn) (Net debt / LTM EBITDA, x) (Illustrative net debt scenario / LTM EBITDA) 30.0 2.4 0.38x 25.0 2.0 $10 bn net debt 20.0 1.6 15.0 1.2 0.58x 10.0 0.8 $15 bn net debt 5.0 0.4 0.77x 0.0 0.0 $20 bn net debt FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 Revised NDTR Net debt Net debt target range (NDTR) Net debt / EBITDA Note: LTM – last 12 months EBITDA to FY25.

Strategic and business update Full year ended 30 June 2025 Mike Henry Chief Executive Officer

A reshaped portfolio to leverage global megatrends Long-term value creation starts with focusing on commodities with resilient demand and steep cost curves Global megatrends… … drive our choices… … as we focus our portfolio on attractive commodities EBITDA by commodity21 Exposure to copper and potash (%) (% of net operating assets) 100 80 Iron ore Population Urbanisation growth 75 60 Steelmaking coal 50 40 Increased living Data centres standards and AI Copper 25 20 GHG 0 0 Energy FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 Potash transition Iron ore Coal Copper Nickel Petroleum Copper and potash exposure

Our assets have distinct competitive advantages A unique portfolio of world class, tier 1 assets with distinct competitive advantages in cost, product quality and scale WAIO FY25 C1 unit cost: 5-year average ROCE of ~65% and strong FCF US$17.29/t19 Products priced based on PLV One of the largest producers of Premium Hard Coking Coal BMA $ HCC indices: in the seaborne market22 ~90% Escondida FY25 unit cost: Chilean copper Escondida one of the lowest cost major copper producers in Chile23 US$1.19/lb24 >50 year mine life25 Copper South Australia Globally significant copper resource with by-products Pathway for growth to >500 ktpa26 FOB unit cost once ramped up: Jansen Set to be low cost with strong FCF conversion once ramped up US$105-120/t27 BHP has interests in the following non-operated joint ventures: Non-Operated Joint Antamina a top 10 producing copper asset with low costs Vicuña resource: Venture copper Vicuña FdS one of the largest copper deposit discoveries in last 30 years 38 Mt28 copper contained Resolution a large, high-grade resource in the United States Note: PLV HCC – Premium Low Volatility Hard Coking Coal; FOB – Free on Board. FdS – Filo del Sol.

A more resilient portfolio with a proven track record Our unique track record of continuous operational excellence has generated stable and consistent financial performance Our track record of operational excellence… … has supported industry-leading margins1 through the cycle Lowest Highest (Underlying EBITDA margin, %) (Bloomberg commodity index, rebased) cost cost 70 180 2020 60 150 Iron ore 2025 50 120 40 Competitor range 90 30 60 2020 20 30 Copper 2025 10 0 0 0 25 50 75 100 FY10 FY13 FY16 FY19 FY22 FY25 (Position on C1 cash cost curve, %) Competitor range Bloomberg commodity index (quarterly) Note: Iron ore competitors include Rio Tinto, Vale and Fortescue Metals. Copper competitors include Rio Tinto, Note: Competitors include Anglo American, Glencore (ex-marketing), Rio Tinto and Vale. Glencore, Teck Resources and Anglo American. Source: Company Reports, Bloomberg. Source: Wood Mackenzie (Q1 2025).

Proactively sequencing growth projects to improve returns Optimises capital deployment while maintaining an aspirational pathway towards ~2 Mtpa of attributable copper production29 We have sequenced our major projects Illustrative timeline FY26 FY27 FY28 FY29 FY30 FY31 FY32 FY33 FY34 FY35+ Productivity initiatives WAIO CD6 and growth to >305 Mtpa Added resilience Jansen Stage 1 Estimated extension of first production to 2027 Escondida New Concentrator (ENC) Unchanged timeline 1 year extension Copper South Australia SRE Phase 1 2 year extension Jansen Stage 2 Optimisation drives more capital efficient and higher-return Escondida growth program Escondida Laguna Seca Expansion30 Studies / pre-FID horizon Potential FID Execution Targeted first production and ramp up Note: WAIO – Western Australia Iron Ore; CD – car dumper; SRE – Smelter and Refinery Expansion.

Jansen: Project update A high-quality asset in an attractive commodity Stage 1 • Capex estimated8 to increase from US$5.7 bn to US$7.0 – 7.4 bn – Estimated cost increase driven by: • inflationary and real cost escalation pressures • design development and scope changes • lower productivity outcomes over construction period • First production now estimated in mid-2027 (in line with original schedule) Stage 2 • First production extended by 2 years; capex under review9 – A deliberate sequencing decision means lower capital investment at Jansen for the next 2 years

WAIO: Investing in long-term resilience High returning investment in additional car dumper • Strong FCF generation: ~$7/t better than nearest competitor Investment to sustain sector-leading iron ore business • Lowest cost operator: medium term guidance <US$17.50/t provides expected resilience through the cycle Mine Record productive movement and Ore For Rail (FY25) • Low mine and infrastructure sustaining capex: ~US$6.50/t31 Western Ridge Crusher: targeting first production Q1 FY27 • Approved investment in 6th car dumper: Ministers North: potential FID in FY26 – creates capacity to maintain production through planned major car dumper renewals – enhances blending and ore screening capability at port Rail Rail Technology Programme in execution Attractive returns and fast payback period for car dumper 632 Port Port Debottlenecking Project 1 (completed CY24 on time and budget) Capex IRR First ore Payback period (US$ bn) (%) Record shipments (FY25) 6th car dumper approved (completion Q4 FY28) ~0.9 bn > 30% Q4 FY28 < 3 years Note: FCF competitors include Vale, Rio Tinto and Fortescue. Source: Company Reports, BHP analysis.

Escondida: Growth program optimisation continues Delivers improved capital efficiency, production and value • Extend and optimise existing Los Colorados concentrator beyond FY29 to Optimised Escondida medium term production profile33 increase 400 kt of copper production over 2027-2031. Optimisation (Cu Mt) includes low capital intensity initiatives and accelerated stripping 1.4 1.2 • Laguna Seca Expansion timing optimised, no change to Escondida New Concentrator (ENC) timeline 1.0 0.8 • We continue to study various leaching technologies, with each at different 0.6 stages of evaluation 0.4 • Pathway for total production 2031-2040 unchanged at average ~1.4 Mtpa 0.2 for Chile34 0.0 FY26 FY27 FY28 FY29 FY30 FY31 FY26 guidance range (Mt) Medium term guidance range (Mt) ENC returns remain attractive, no change in timeline or capex Capital Total Capex intensity35 IRR36 FID First Cu production37 Permitting (US$ bn) (US$k/t Cu Eq.) (%) (ktpa, Cu) DIA 4.4 – 5.9 15 – 21 13 – 16 CY27-28 CY31-32 220 – 260 Submit late FY26 Escondida new concentrator

Copper SA: Aspiration to double copper production Large copper resource38 with significant by-products, 100% owned Strong free cashflow supports growth program • Improved operational performance: – >300 ktpa copper production, >450 ktpa copper equivalent production39 in FY25 – Low unit cost position: FY25 US$1.18/lb and FY26 guidance U$1.00 – US$1.50/lb • Operational free cashflow40: FY25 ~US$750 m, nearly double from FY24 ~US$400 m Optimised growth program sequence • Growth-enabling projects in execution at Prominent Hill, Carrapateena and Olympic Dam • Improved FID timing for Smelter and Refinery Expansion (SRE) • Subsequent growth via Olympic Dam expansion and Oak Dam Illustrative timeline FY26 FY27 FY28 FY29 FY30 FY31+ Prominent Hill expansion Olympic Dam Southern Mining Area decline MHS FID Surface FID Execution (CY26) (CY27) Carrapateena Block Cave One Smelter Campaign Maintenance 2027 Phase Smelter and refinery expansion SRE Olympic Dam Southern Mining Area expansion Olympic Dam

Vicuña: Advancing development in stages Staged approach to support earlier cash generation of a potential pathway to being a future top 10 copper asset Q1 CY26 Integrated technical report Potential development stages • Most advanced project in district Josemaria • Large-scale open pit to provide infrastructure for district • Oxide mineralisation easier to access Filo oxides • Helps with pre-stripping for sulphides • Envisions multi-stage leach circuit • Buildout of concentrate slurry pipeline and desalination plant Infrastructure • Economic benefits to both Argentina and Chile • Envisions an expanded processing plant Filo sulphides • Final phase in creating a large-scale copper operation Vicuña project

Set to deliver strong growth Our attractive growth options are expected to generate significant value Production aspiration has pathway to deliver increased copper and potash exposure Strong baseline production over the medium term42… (Attributable copper equivalent potential production based on consensus prices and CAGR41, Mt / %) 6.0 Iron ore – WAIO Steelmaking coal 2.6% >305 Mtpa 43 – 45 Mtpa 5.0 1.4% 4.0 … beyond this, attractive potential growth in copper and potash 3.0 Potash 2.0 ~8.5 Mt of potash production from Jansen5 1.0 Copper 0.0 FY26 FY30 FY35 Projects in execution and under study that could deliver ~2 Mtpa of attributable production4 Iron ore Steelmaking coal Copper Potash Chile Copper Copper SA Vicuña Antamina Resolution

Why BHP? The most resilient long-term portfolio of assets, in highly attractive commodities, Winning strategy and growing value through being excellent at operations, with disciplined capital allocation and distinctive social value Best track record of delivering World’s lowest-cost major Operational excellence production guidance amongst competitors iron ore producer19 Delivery of South Flank mine, Disciplined execution of projects, with Project execution Port Debottlenecking Project 1 and focus on predictability and efficiency Escondida desalination projects Largest copper producer43 having delivered Attractive organic pipeline in copper and Long-term growth significant growth in recent years potash set to deliver long-term growth Highest margin1 producer delivering Project optimisation and Disciplined capital allocation consistent returns and growth sequencing across the portfolio

BHP

Footnotes 1. Slide 4 / Slide 5 / Slide 17 / Slide 25: BHP underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale. Underlying EBITDA margin is non-IFRS information. There may be differences in the manner that third parties calculate or report this information compared to BHP, which means third-party data may not be comparable to our data. For further information refer to ‘Non-IFRS financial information’ in BHP’s 2025 Annual Report. 2. Slide 4: Based on net operating cash flows between FY10 and FY25. 3. Slide 4: Based on Capital Allocation Framework, 50% of Underlying Earnings as the base dividend each financial period. 4. Slide 4 / Slide 23: Includes Escondida, Pampa Norte and Copper SA growth aspiration pathways and potential Vicuña production. Chilean growth program pathway back to ~1.4Mtpa (100% basis) average across FY31 to FY40 includes Escondida new concentrator, Laguna Seca expansion, Spence throughput and recovery increase and potential Escondida and Pampa Norte leaching options. The pathway to increase potential production at Copper South Australia is subject to regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain. The pathways across copper represents our current aspirations, and is not intended to be a projection, forecast or production target. 5. Slide 4: Based on Jansen Stage 1 first production in mid-2027 (under review) and Stage 2 first production in 2031. 6. Slide 4: Attributable copper equivalent production based on consensus prices average from 2026-2035: copper $4.29/lb, gold $2,514/oz, iron ore $84/t, met coal $201/t, potash $277/t. 7. Slide 5: Based on FY22 reported copper production of 1,573.5kt and FY25 reported copper production of 2,016.7kt. Includes both organic and inorganic growth. 8. Slide 5: We expect to update the market on JS1’s timing and optimised capital expenditure estimate in H2 FY26. 9. Slide 5: We expect to update the market on JS2’s optimised capital expenditure estimate in H2 FY26. 10. Slide 6: High-potential injuries are recordable injuries and first aid cases where there was the potential for a fatality. HPIF is combined employee and contractor frequency per 1 million hours worked. Prior year data (FY20 to FY23) excludes former OZ Minerals Australian assets (acquired 2 May 2023), which is included for FY24 and FY25. Prior year data (FY20 to FY24) also excludes (entirely) divested operations as follows: BHP Mitsui Coal (divested on 3 May 2022), BHP’s oil and gas portfolio (merger with Woodside completed on 1 June 2022) and BMA’s Daunia and Blackwater Mines (divested on 2 April 2024). Excludes former OZL Brazil assets entirely. 11. Slide 8: Adjusted effective tax rate and Adjusted effective tax rate including royalties: excludes the influence of exchange rate movements and exceptional items. 12. Slide 8: For further information refer to Financial Statements Note 3 ‘Exceptional items’. 13. Slide 8: Operating costs net of other income and of profit/(loss) from equity accounted investments, related impairments and expenses. 14. Slide 8 and 9: D&A: represents depreciation and amortisation expense and net impairments. 15. Slide 8 and 9: Tax: includes foreign exchange movements in tax expense. 16. Slide 9: Price: net of price-linked costs. 17. Slide 9: CPI is exclusive of any CPI relating to diesel, energy and other consumable materials. 18. Slide 10: BMA production increased 5% in FY25, when excluding the 5 Mt contribution in FY24 from the Blackwater and Daunia mines, which were divested on 2 April 2024. Total revenue from energy coal sales, including BMA and NSWEC, was US$1,652 m (FY24: US$1,873 m). 19. Slide 10: BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors (including Fortescue, Rio Tinto and Vale), adjusted based on publicly available financial information. 20. Slide 10: Calculated on a copper equivalent production weighted average basis, based on FY25 average realised prices for major assets including Escondida, Spence, Copper SA, WAIO and BMA. 21. Slide 15: Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items for FY24 and FY25. 22. Slide 16: Based on Wood Mackenzie H1 2025 report. 23. Slide 16: CY24 basis, competitors include Anglo American’s Chilean operations and Antofagasta. Source: Company reports. Escondida costs calendarised. 24. Slide 16: Average realised exchange rate for FY25 of USD/CLP 951. 25. Slide 16: Copper South Australia >50 year mine life. Source BHP data: BHP Annual Report 2025. U.S. investors are advised to refer to the mineral resources and minerals reserves presented in our annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”), which presents estimates prepared in accordance with SEC regulations Subpart 1300 of Regulation S-K (S-K 1300). 26. Slide 16: The pathway to increase potential production at Copper South Australia is subject to regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain. The pathways across copper represents our current aspirations, and is not intended to be a projection, forecast or production target. Copper equivalent production includes potential increases in production rates and contribution from by-products, as well as potential impacts from our exploration program. 27. Slide 16: Operational expenditure includes costs relating to the Jansen mine and port and rail costs, excludes carbon tax, based on Real 1 July 2023. 28. Slide 16: Vicuña resource of 38 Mt contained copper. Source BHP data: BHP Annual Report 2025. U.S. investors are advised to refer to the mineral resources and minerals reserves presented in our annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”), which presents estimates prepared in accordance with SEC regulations Subpart 1300 of Regulation S-K (S-K 1300). 29. Slide 18: Represents our current aspiration for BHP group attributable copper production, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential from non-operated joint ventures as well as exploration programs. The pathway is subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, in which factors are uncertain. 30. Slide 18: Potential FID includes early enabling infrastructure subject to successful permitting. 31. Slide 20: Subject to movement in exchange rates; +/- 50% in any given year. 32. Slide 20: Returns and payback period calculated as of June 2025 UBS consensus iron ore prices for FY26-FY30, and long-term. Estimated capital expenditure is BHP equity share.

Footnotes 33. Slide 21: Indicative payable copper production capacity. 34. Slide 21: Chilean copper refers to Escondida and Pampa Norte, excluding exploration. Chilean growth program includes Escondida new concentrator, Laguna Seca expansion, Spence throughput and recovery increase as well as potential Escondida and Pampa Norte leaching options. 35. Slide 21: FY34 to FY43 average. 36. Slide 21: IRR based on low and high potential capex ranges at $4.50/lb copper consensus price (real 2024) based on the median of long term forecasts from Bank of America, Barrenjoey, Citi, Deutsche Bank, Goldman Sachs, JPMorgan and UBS as at November 2024. 37. Slide 21: Total production out of the facility. Average after ramp-up—FY34 to FY43 ENC specific production. Overall incremental average is 150—180 ktpa. 38. Slide 22: Source BHP data: BHP Annual Report 2025. U.S. investors are advised to refer to the mineral resources and minerals reserves presented in our annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”), which presents estimates prepared in accordance with SEC regulations Subpart 1300 of Regulation S-K (S-K 1300). 39. Slide 22: Copper equivalent calculation using realised prices in FY25 and FY24 for Copper, Gold, Uranium and Silver. 40. Slide 22: Net operating cash flows less net investing cash flows before interest and tax. 41. Slide 24: Pathway represents our current aspiration, assuming these projects proceed and is not intended to be a projection, forecast or production target. Compound annual growth rate based on attributable copper equivalent production at consensus prices. Consensus prices average from 2026-2035: copper $4.29/lb, gold $2,514/oz, iron ore $84/t, met coal $201/t, potash $277/t. 42. Slide 24: Based on medium term guidance from FY25 Results announcement. 43. Slide 25: BHP copper production data calculated on a reported basis for the 2024 calendar year (on a reported basis as reported in BHP’s Operational Reviews released in CY24). BHP production calendarised. Competitor reported copper production data compiled from publicly available information (company reports). Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck.

BHP Appendix

On track to achieve our 2030 decarbonisation target & goals Unchanged focus on delivery for operational and value chain decarbonisation Performance: Projected pathway to operational GHG emissions medium-term target GHG emissions (MtCO2-e)3 • Operational GHG emissions 36% below FY20 baseline, adjusted basis1 15 Diesel Electricity Growth Other sources Forecast Range of uncertainty • NeoSmelt Electric Smelting Furnace (ESF) pilot project progressed to feasibility stage • BHP-chartered shipping emissions intensity 44% below CY08 baseline2 10 Our focus is on: • Working to achieve our operational GHG emissions target of at least 30% reduction on FY20 levels by FY30 and long-term goal of net zero by CY50 5 • Supporting industry on development of steelmaking decarbonisation technology • Advancing shipping decarbonisation options through ammonia, wind-assist, and biofuels • Responding to delays in development of diesel displacement technology 0 – As technology readiness progresses, we anticipate spend of at least US$4 bn in the FY20 Chile FY25 PPAs 2030s to support our operational decarbonisation efforts growth Diesel FY30e changes sources – Exploring alternative options for supply of electric mining equipment and other Electricity: Australia New diesel displacement options Electricity: Other Organic Other 1. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes. Excludes former OZL Brazil assets. 2. Baseline year data and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY08 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. 3. Future GHG emission estimates are based on current annual business plans (excluding OZ Minerals Brazil assets). FY2020 to FY2025 GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. ‘Other changes’ refers to changes in GHG emissions from energy consumption other than electricity. ‘Organic growth’ represents the increase in GHG emissions associated with planned activity and growth at our operations. ‘Other sources’ refers to GHG emissions from fugitive CO2 and methane emissions, natural gas, coal and coke, fuel oil, liquefied petroleum gas or other sources. GHG emissions calculation methodology changes may affect the information presented in this chart. ‘Range of uncertainty’ refers to higher risk options currently identified that may enable faster or more substantive decarbonisation but which currently have a relatively low technology readiness level or are not yet commercially viable.

Our operating model enables rapid unlock of AI benefits Over a decade of standardisation and aggregating of process optimisation capability across our end-to-end value chains • Our organisational structure, systems and 1SAP approach have Delivering tangible examples with AI pilots across the portfolio been in place for years and are hard to replicate Automating steps in our recruitment processes at BMA has supported the • Our unique Global Business Services (GBS) division leverages reduction of time to fill critical operational role vacancies by ~17 days in FY25 this enterprise data standardisation to drive data integrity and aggregate and optimise processes at scale across value chains Mitigating production • In conjunction with the BHP Operating system (BOS) these are loss due to a foundational competitive advantage helping accelerate our no-operator deployment of AI and our digital solutions Requisition Source Onboard Train Operate hours BHP has the optimal conditions to leverage AI at scale Machine learning to optimise stocking strategies has supported reduced replanning of preventative maintenance due to parts unavailability at Escondida by 50% in FY25, reducing unscheduled maintenance and time between failures Enabling Standardised Operating truck Data processes environment availability Planning Procure Warehouse Maintain Operate

Sequencing capital spend Forecast group capex reduces by ~$1 bn per annum over medium term; proportion of growth capex increases to ~40% Group capex by classification Growth capital by commodity (US$ bn) (US$ bn) 12.0 5.0 Exploration 4.0 10.0 Potash 3.0 8.0 2.0 Copper 1.0 6.0 Steelmaking 0.0 FY26 FY27 Medium term 4.0 Major growth projects include: 2.0 Jansen Stage 1 and Stage 2 0.0 Escondida: New concentrator, early enabling infrastructure for Laguna FY25 FY26 FY27 Medium term Seca Expansion subject to successful permitting Deferred stripping Baseline sustaining Copper SA: completion of Prominent Hill expansion, SRE Phase 1 and Non-recurring sustaining Growth and exploration Carrapateena Block Cave Note: Medium term refers to FY28 – FY30 average. Baseline sustaining includes ‘maintenance and decarbonisation capital’ for the purposes of the Capital Allocation Framework. In FY26, this is expected to be ~US$1.6 bn (FY25 US$1.8 bn). WAIO: Car dumper 6 Capital and exploration expenditure guidance is subject to movements in exchange rates. SRE – Smelter and Refinery Expansion; WAIO – Western Australia Iron Ore.

Return on Capital Employed ROCE of 20.6% for FY25 ROCE (%) 55 50 45 40 35 30 25 20 15 10 5 0 FY19 FY20 FY21 FY22 FY23 FY24 FY25 Half year results (total) Full year results (total) Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are annualised for half year results, divided by average capital employed. Average capital employed is net assets less net debt for the last two reporting periods. ROCE by asset (%) 50 40 Escondida Antamina1 30 WAIO 20 Pampa Norte 10 Copper South Australia BMA 0 0 10 20 30 40 50 Average capital employed (US$ bn) 1. Antamina: average capital employed represents BHP’s equity interest. Note: NSWEC has not been shown as ROCE is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments. Jansen has not been shown as it is under development. Western Australia Nickel ROCE has not been shown following the Group’s decision to temporarily suspend operations.

Exceptional items Consolidated Financial Consolidated Financial Exceptional FY25 US$m Statements excluding Exceptional items commentary Statements items Exceptional items Revenue 51,262—51,262 Other income 368—368 Expenses excluding net finance costs, (26,671) (621) (26,050) Related to Western Australia Nickel temporary depreciation, amortisation and impairments suspension and the Samarco dam failure Depreciation and amortisation (5,540)—(5,540) Net impairments (108) 90 (198) Related to Western Australia Nickel temporary suspension Profit/(loss) from equity accounted investments, 153 (245) 398 Related to the Samarco dam failure related impairments and expenses Profit from operations 19,464 (776) 20,240 Financial expenses (1,771) (458) (1,313) Related to the Samarco dam failure Financial income 660—660 Net finance costs (1,111) (458) (653) Profit before taxation 18,353 (1,234) 19,587 Income tax expense (6,130) 96 (6,226) Tax impact of exceptional items Royalty-related taxation (net of income tax benefit) (1,080)—(1,080) Total taxation expense (7,210) 96 (7,306) Profit after taxation 11,143 (1,138) 12,281 Attributable to non-controlling interests 2,124—2,124 Attributable to BHP shareholders 9,019 (1,138) 10,157 Note: For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information’ in the BHP Annual Report 2025.

Samarco delivering on Brazilian Agreement Samarco has taken over the compensation, resettlement and environmental recovery actions • Samarco has incurred R$21 bn on reparation, compensation and payment of instalments to Public Authorities since October 2024 • Includes ~R$5.5 bn paid directly to impacted people • ~466k people have received R$23.3 bn in compensation and financial aid since the 2015 Fundão dam failure Obligation to • Total of R$10.9 bn paid in December 2024 and June 2025 instalments Pay • Socio-economic programs managed by Public Authorities to benefit communities in the impacted regions Novo Bento Rodrigues R$100 bn (100% basis) • R$8 bn allocated for impacted Traditional and Indigenous communities • R$10.3 bn incurred in eight months to June 2025 • ~150k claims under new compensation system have already been paid. No proof of Obligations to damages required. Perform • Community resettlement 98% complete; 371 families have received the keys to their Estimate R$32 bn new properties (100% basis) • Ongoing environmental work, including promoting reforestation of 50k hectares and restoration of 5k springs Doce river Note: Amounts shown are total disbursements by Samarco on a 100% basis, which includes cash outflows as well as accruals relevant to the period from when the agreement was signed on 25 October 2024 to the end of the 2025 financial year on 30 June 2025. New compensation system payments reflect payments to 31 July 2025. Future financial obligations are shown on a real, undiscounted and 100% basis and will accrue inflation at IPCA inflation rate. Payments are made in Brazilian Reais.

Social value Delivering on our framework with tangible results Our social value framework Decarbonisation Healthy Indigenous Safe, inclusive Thriving, Responsible environment partnerships and future ready empowered supply chains workforce communities Operational GHG Nature Indigenous Female Total economic Standards & emissions contribution procurement3 representation certifications contribution5 36% 98k ha US$853 m 41.3% US$46.8 bn The Copper Mark Escondida and Spence from FY20 levels, ~14.6k ha YoY 40% YoY 4.2pp YoY4 with US$10.4 bn accreditation maintained baseline and paid to governments against performance data area under nature- record spend with female employee in the year The Copper Mark adjusted1 positive management Indigenous suppliers representation across practices2 the Group 1. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes. Excludes former OZL Brazil assets. 2. Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. For more information refer to the BHP ESG Standards and Databook 2025 available at bhp.com/sustainability. 3. Includes former OZL (except former OZL Brazil assets) for FY25 only. 4. Based on a ‘point in time’ snapshot of employees as at 30 June 2025, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. Excludes former OZL Brazil assets. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization. 5. During the year, we contributed US$40.5 bn to suppliers, contractors, employees, governments and voluntary investment in social projects across the communities where we operate. This was 87% of our total economic contribution with shareholder payments of US$6.3 bn (13%). For more information refer to the BHP Economic Contribution Report 2025.

Safety and social value indicators We continue to emphasise the safety culture that must be present every day to eliminate fatalities and serious injuries at BHP Key safety indicators1 Target/Goal FY25 FY24 Fatalities Zero work-related fatalities 0 1 High-potential injury (HPI) frequency2 Year-on-year improvement in HPI frequency 0.09 0.11 Total recordable injury frequency (TRIF)2 Year-on-year improvement in TRIF 4.5 4.8 Social value: key indicators scorecard1 Target/Goal FY25 FY24 Operational GHG emissions (MtCO2-e)3 Reduce operational GHG emissions by at least 30% from FY20 levels by FY30 8.7 9.2 Value chain GHG emissions (Scope 3): Steelmaking: 2030 goal to support industry to develop steel production technology capable of 30% lower GHG emissions intensity 171 140 Committed funding in steelmaking partnerships and ventures to date (US$m) relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY30 Value chain GHG emissions: Maritime transportation: 2030 goal to support 40% GHG emissions intensity reduction of BHP-chartered shipping of BHP products 44 42 Reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY08 (%)4 Social investment (US$m BHP equity share) Voluntary investment focused on the six pillars of our social value framework 127.8 136.7 Indigenous procurement spend (US$m)5 Key metric for part of our 2030 Indigenous partnerships goal, to support the delivery of mutually beneficial outcomes 853 609 Female employee representation (%)6 Aspirational goal for gender balanced employee workforce7 by the end of CY25 41.3 37.1 Indigenous employee participation6,8 (%) Australia: aim to achieve 9.7% by the end of FY27 9.0 8.3 Chile: aim to achieve 10.0% by the end of FY25 10.5 10.1 Canada: aim to achieve 20.0% by the end of FY26 17.8 11.2 Create nature-positive10 outcomes by having at least 30% of the land and water we steward11 under conservation, restoration or 1.5 1.3 Area under nature-positive management practices9 (%) regenerative practices12. 1. Data includes former OZ Minerals (OZL) (except former OZL Brazil assets), except where specified otherwise. 2. Combined employee and contractor frequency per 1 million hours worked. FY24 data for HPIF and TRIF restated due to ongoing verification activities resulting in updated recordable injury and exposure hour data to exclude the Blackwater and Daunia mines divested by BMA (completed on 2 April 2024) and to add two HPIs due to re-classification. 3. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. FY24 and FY25 GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes). 4. Baseline year data and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY08 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. 5. Includes former OZL (except former OZL Brazil assets) for FY25 only. 6. Based on a ‘point in time’ snapshot of employees as at the end of the relevant reporting period. 7. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization. 8. Indigenous employee participation for Australia is at Minerals Australia operations; for Chile is at Minerals Americas operations in Chile; and for Canada is at the Jansen Potash project and operations in Canada. 9. Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. FY24 data restated primarily due to identification of additional former OZL land holdings and areas where we hold sub-surface mineral rights. For more information refer to the BHP ESG Standards and Databook 2025, available at bhp.com/sustainability. 10. Nature-positive is defined by the TNFD Glossary version 1.0 as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state’. We understand it to include land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. We are monitoring the evolving external nature landscape, including developments in nature frameworks, standards and methodologies and in definition of the global nature ambition. 11. Excluding areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30% will be calculated based on the areas of land and water that we steward at the end of FY30. For more information refer to the BHP ESG Standards and Databook 2025 available at bhp.com/sustainability. 12. In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.

Balance sheet Net debt of US$12.9 bn and gearing of 19.8% Movements in net debt Debt maturity profile2 (US$ bn) (US$ bn) 16 8 0.8 12.9 1.9 12 6 6.4 (5.3) 9.1 8 4 4 2 0 0 FY24 Free cash Dividends Dividends Other FY25 FY26 FY27 FY28 FY29 FY30 FY31—FY40 Post FY41 flow paid paid to NCI1 movements US$ Euro Sterling Bank Bonds Bonds Bonds Debt Subsidiaries 64% 12% 7% 4% 12% % of portfolio: Capital markets 88% Asset financing 12% 1. NCIs: dividends paid to non-controlling interests of US$1.9 bn predominantly relate to Escondida. 2. Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 30 June 2025; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11.

BHP guidance Copper FY26e Medium-term Copper production (kt) 1,800 – 2,000 (summary of operated assets below, includes Antamina 120 – 140kt). Escondida Copper production (kt, 100% basis) 1,150 – 1,250 900 – 1,000 Medium-term for Escondida refers to an average for a period from FY27—FY31 Unit cash costs (US$/lb) 1.20 – 1.50 1.50 – 1.80 Medium-term for Escondida refers to an average for a period from FY27 – FY31. Excludes freight and government royalties; net of byproduct credits; based on an exchange rate of USD/CLP 940. Spence Copper production (kt) 230 – 250 ~235 Unit cash costs (US$/lb) 2.10 – 2.40 2.05 – 2.35 Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 940. Copper South Australia Copper production (kt) 310 – 340 Unit cash costs (US$/lb) 1.00 – 1.50 Based on an exchange rate of AUD/USD 0.65. Calculated using the following assumptions for by-products: gold US$2,900/oz, and uranium US$70/lb. Iron Ore FY26e Medium-term Iron ore production (Mt) 258 – 269 WAIO 251 – 262 Mt, Samarco 7.0 – 7.5 Mt. Western Australia Iron Ore Iron ore production (Mt, 100% basis) 284 – 296 >305 Unit cash costs (US$/t) 18.25 – 19.75 <17.50 Excludes freight and government royalties, based on an exchange rate of AUD/USD 0.65 Sustaining capital expenditure (US$/t) ~6.5 Medium-term average; +/- 50% in any given year. Excludes costs associated CD6, operational decarbonisation, automation programs. Coal FY26e Medium-term BMA Production (Mt, 100% basis) 36 – 40 43 – 45 Unit cash costs (US$/t) 116 – 128 <110 Excludes freight and royalties; based on an exchange rate of AUD/USD 0.65. NSWEC Production (Mt) 14 – 16 Note: Medium-term refers to a five-year horizon, unless otherwise noted. Financial results 19 August 2025 39

BHP guidance (continued) Group FY26e Capital and exploration expenditure (US$ bn) ~11 Cash basis. Split by category: Deferred stripping 1.1 Baseline sustaining 3.2 Non-recurring sustaining 2.7 Growth and Exploration 4.0 Split by segment: Copper 5.1 Iron ore 3.3 Coal 0.5 Potash 1.9 Other 0.2 Financial results 19 August 2025 40

Key Underlying EBITDA sensitivities Approximate impact1 on FY25 Underlying EBITDA of changes of: US$ m US$1/t on iron ore price2 232 US$1/t on steelmaking coal price 11 US¢1/lb on copper price2 42 US$1/t on energy coal price2,3 14 AUD (US˘1/A$) operations4 160 CLP (US¢0.10/CLP) operations4 27 1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio. 2. EBITDA sensitivities: excludes impact of equity accounted investments. 3. EBITDA sensitivities: includes domestic sales. 4. EBITDA sensitivities: based on average exchange rate for the period applied to exposed revenue and operating costs. Financial results 19 August 2025 41

Competent Person Statement: Escondida Mineral Resources Compiled Escondida and Escondida Projects Mineral Resources as at 30 June 2025 Measured Resources Indicated Resources Inferred Resources Total Resources Deposit Material Type BHP Interest (%) Contained Metal Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu (Cu kt) Oxide 83 0.58 14 0.54 2.0 0.51 98 0.57 559 Escondida Mixed 47 0.48 37 0.48 20 0.45 104 0.47 489 57.5 Sulphide 4,890 0.57 4,000 0.53 9,060 0.53 17,900 0.55 98,450 Copper Projects Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Tonnes (Mt) % Cu Pampa Escondida Sulphide 294 0.53 1,150 0.55 5,400 0.44 6,840 0.46 31,464 57.5 Oxide 104 0.59 64 0.52 15 0.54 183 0.56 1,025 Pinta Verde 57.5 Sulphide – – 23 0.50 37 0.45 60 0.47 282 Chimborazo Sulphide – – 135 0.50 80 0.60 215 0.54 1,161 57.5 Total Escondida Mineral Resources 5,418 0.57 5,423 0.53 14,614 0.50 25,400 0.53 133,429 57.5 Financial results 19 August 2025 42

Competent Person Statement: WAIO Mineral Resources Compiled Western Australia Iron Ore Mineral Resources as at 30 June 2025 Measured Resources Indicated Resources Inferred Resources Total Resources Deposit Material Type BHP Interest (%) Tonnes (Mt) % Fe Tonnes (Mt) % Fe Tonnes (Mt) % Fe Tonnes (Mt) % Fe BKM 3,190 60.6 5,110 59.4 11,400 58.9 19,700 59.3 85 CID 310 55.7 340 56.2 870 54.7 1,520 55.2 WAIO DID — 190 62.0 100 60.1 290 61.3 MM 1,500 61.3 1,480 59.9 4.280 59.3 7,260 59.8 Total 5,000 60.5 7,120 59.4 16,650 58.8 28,770 59.2 Competent Person Statement: Vicuña Mineral Resources Compiled Filo del Sol and Josemaria Projects Mineral Resources as at 30 June 2025 Measured Resources Indicated Resources Inferred Resources Total Resources BHP Deposit Material Type Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg Mt %Cu g/tAu g/tAg Contained Metal Interest (%) Cu (kt) Au Ag 50% Sulphide – – – – 1,190 0.54 0.39 8 6,080 0.37 0.20 3 7,270 0.40 0.23 4 (Moz) (Moz) Copper Oxide – – – – 434 0.34 0.28 2 331 0.25 0.21 2 765 0.30 0.25 2 Filo del Sol Gold Oxide – – – – 288—0.29 3 673—0.21 3 961—0.23 3 Silver Oxide – – – – 77 0.34 0.37 91 72 0.10 0.17 26 149 0.22 0.27 60 Josemaria Sulphide 654 0.33 0.25 1 992 0.25 0.14 1 736 0.22 0.11 1 2,382 0.26 0.16 1 TOTAL Vicuña 654 0.33 0.25 1 2,980 0.36 0.28 7 7,900 0.32 0.19 3 11,500 0.33 0.22 4 38,000 81 1,500 Note: Moz— Million troy ounces; g/t – grams per tonne. Financial results 19 August 2025 43

BHP

Economic Contribution Report 2025 Bringing people and resources together to build a better world

BHP Economic Contribution Report 2025 Copper Iron ore Coal Potash

Our contribution Our approach to tax Our payments to governments Additional information Contents 1 Our contribution 2 Chief Financial Officer’s review 4 FY2025 total economic contribution 5 How we create and deliver value 7 Social value 8 Case study: Local procurement 8 Case study: Jansen potash project 9 Case study: Western Australia Iron Ore 10 Case study: BHP Mitsubishi Alliance 11 Case study: Copper South Australia 12 Case study: Chile 13 2 Our approach to tax 14 Our Tax Principles 14 Our approach to transparency 15 Our contribution to the development of tax policy 16 Our approach to tax governance and risk management 17 Our approach to compliance 18 Our approach to stakeholder engagement 19 3 Our payments to governments 20 Payments made by country and level of government 20 Payments made by project 24 4 Additional information 26 Tax and our FY2025 Financial Statements 26 Basis of Report preparation 29 Glossary 30 Independent of BHP Group Auditor’s Limited Report to the Directors 31 Corporate directory 32 Our Economic Contribution Report 2025 is available online at bhp.com/ECR2025 BHP Group Limited’s registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia. In this Report, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, its subsidiaries. Key terms used in this Report are defined in the Glossary section (page 30). Cover photo Jimblebar, Western Australia

2 BHP Economic Contribution Report 2025 1 Our contribution Global Total economic contribution Over last 10 years ~US$98.1bn Global income taxes, royalty-related income taxes, royalties and other payments to governments In FY2025 46.8bn US$ Total economic contribution Suppliers1 Shareholders Social investments2,3 Employees2 and investors US$24.8bn US$6.3bn US$128m US$5.2bn Payments to suppliers Dividend payments Community contributions Employee wages and benefits over 90,000 Employees and contractors Total payments to governments US$10.4bn Global income taxes, royalty-related income taxes, royalties and other payments to governments 37.2% 44.6% Global adjusted Once royalties effective tax rate are included The data presented in this Report has been prepared in accordance with the ‘Basis of Report preparation’ section. 1. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis. 2. Calculated on an accruals basis.3. Direct community development and environmental projects and donations, including BHP’s equity share in joint ventures.

Our contribution Our approach to tax Our payments to governments Additional information 3 Australia Total economic contribution Over last 10 years ~A$103.1bn (US$78.1bn) Australian income taxes, royalty-related income taxes, royalties and other payments to governments In FY2025 A$46.0bn (US$29.8bn) Total economic contribution in Australia Suppliers1 Shareholders Social investments2 Employees2 and investors A$20.3bn3 A$8.9bn3 A$102m3 A$6.2bn3 (US$13.2bn) (US$5.8bn) (US$66m) (US$4.0bn) Payments to suppliers Dividend payments Community contributions Employee wages and benefits around 46,000 Employees and contractors Total payments to governments A$10.5bn4 (US$6.8bn) Australian income taxes, royalties and other payments to governments 33.0% 45.7% Australian adjusted Once royalties effective tax rate are included BHP remains one of the largest taxpayers in Australia. The data presented in this Report has been prepared in accordance with the ‘Basis of Report preparation’ section. 1. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis. 2. Calculated on an accruals basis. 3. FY2025 amounts for Australia are translated at the FY2025 average rate of AUD/USD 0.648. 4. Calculated based on A$ denominated payments.

4 BHP Economic Contribution Report 2025 1 Our contribution continued Chief Financial Officer’s review I am pleased to provide BHP’s FY2025 Economic Contribution Report. On 13 August 2025 we marked the 140th year in BHP’s storied history. It’s a remarkable story of evolution and reinvention, and one this company and all involved with it can be proud of. The world needs more of the materials we produce to develop, decarbonise and digitalise. We remain well positioned to sustainably meet this demand and create long-term value for our shareholders, local communities, customers, suppliers and partners. BHP delivered another strong set of results in FY2025, enabled by our great people, disciplined execution of our strategy, world-class assets, operational excellence and through financial rigour underpinned by our Capital Allocation Framework. We achieved an underlying EBITDA of US$26 billion and invested US$9.8 billion in capital and exploration expenditure. As at 30 June 2025, our net debt was US$12.9 billion. We can be proud of BHP’s financial performance in FY2025 but there’s plenty more still to do. We have a significant pipeline of growth ahead of us and we are well positioned to fund it with the strength of our balance sheet and our confidence in our capabilities. BHP’s economic contribution BHP’s total direct economic contribution for FY2025 was US$46.8 billion. This includes payments to suppliers, wages and benefits for over 90,000 employees and contractors, dividends, taxes, royalties and voluntary investment in social projects across the communities where we operate. In FY2025, our tax, royalty and other payments to governments totalled US$10.4 billion. Of this, 65 per cent or US$6.8 billion (approximately A$10.5 billion) was paid in Australia. BHP was one of the largest corporate taxpayers in Australia in FY2025. During the last decade, we paid US$98.1 billion globally in taxes, royalties and other payments to governments, including US$78.1 billion (approximately A$103.1 billion) in Australia. Our global adjusted effective tax rate in FY2025 was 37.2 per cent. Once royalties are included, our FY2025 rate increases to 44.6 per cent. This significant contribution of tax and royalty revenue to the countries where we operate is important. It gives governments the opportunity to provide essential services to their citizens and invest in their communities for the future. We also create value for our shareholders and investors through the returns we provide. In FY2025, we paid US$6.3 billion in cash dividends to shareholders (FY2024 final dividend and FY2025 interim dividend), including many millions of Australians who hold BHP shares directly or via their superannuation. In FY2025, we contributed US$24.8 billion to our suppliers globally. BHP-operated projects spent over US$3.2 billion with more than 2,500 small, local and Indigenous businesses in the communities where we operate. This contribution typically has a multiplier effect by creating new jobs within our operations and within the suppliers they rely on. In FY2025, our tax, royalty and other payments to governments totalled US$10.4 billion. During the last decade, we paid US$98.1 billion globally in taxes, royalties and other payments to governments.” Our commitment to transparency BHP has a long-standing commitment to transparency. We have disclosed details of our tax and royalty payments for 25 years and continually updated and expanded our disclosures. We recognise taxes and royalties are important sources of government revenue and central to the fiscal policy and macroeconomic stability of countries. Paying the right amount of taxes and royalties enables governments to finance and deliver on their development plans for the benefit of the broader community to promote sustainable economic growth, full and productive employment, and reduce poverty and inequality within and among countries. The BHP Economic Contribution Report aims to provide a greater understanding of BHP’s global tax profile, tax contributions and the way we govern and manage our tax obligations. BHP is subject to the different tax regimes and complies with applicable tax laws in all the countries where we operate. BHP also provides information to tax authorities (in accordance with the Organisation for Economic Co-operation and Development (OECD) Country-by-Country reporting requirements) that includes details of how we conduct our business and how BHP’s entities transact with each other. We also continue to voluntarily disclose additional information for the key countries where we operate, including our total direct economic contribution, profit/(loss), number of employees and contractors, effective tax rates and tax reconciliation data. We have voluntarily published our Country-by-Country Report (in accordance with the Global Reporting Initiative (GRI 207-4 reporting requirements) with first disclosure made in relation to FY2020. We believe companies should pay their fair share of tax and countries should have taxing rights commensurate with value created in those countries. We also believe it is important that a country’s tax policy settings remain stable to provide businesses with the certainty needed to invest and continue to operate and support the communities in the countries where they operate. We make long-term investment decisions. Therefore, economic, political and fiscal factors impact investment decisions and long-term operational strategies that span multiple years. Stable and competitive tax systems are critical factors in determining whether the long-term returns associated with an investment are commensurate with the various risks associated with that investment. The right tax policy settings are critical to incentivise new mining investment. We believe we are successful when we work in partnership with communities to achieve long-term social, environmental and economic outcomes, and we are proud of our efforts to support the communities where we operate. Vandita Pant Chief Financial Officer Our total economic contribution for FY2025 US$46.8bn Our tax, royalty and other payments to governments US$10.4bn Employees and contractors over 90,000

Our contribution Our approach to tax Our payments to governments Additional information 5 FY2025 total economic contribution US$46.8bn Rest of the world Canada US$3.6bn US$2.0bn Total economic Total economic contribution contribution Australia Chile US$29.8bn US$11.4bn Total economic Total economic contribution contribution Payments to Total Profit/ Payments to Payments to Payments to shareholders Social economic (loss) before Number of governments suppliers1 employees2 and investors investment2 contribution tax3 employees/ Country US$M US$M US$M US$M US$M US$M US$M contractors Australia 6,812 13,163 3,994 5,760 66 29,794 10,164 46,822 Chile 3,212 7,331 879 1 23 11,446 7,974 35,911 Canada 49 1,849 86 1 4 1,989 (441) 2,696 Rest of the world 290 2,470 280 529 15 3,585 503 5,875 Total 10,363 24,813 5,239 6,291 108 46,814 18,200 91,304 Equity accounted investments Argentina/Canada/ Chile (Vicuńa Corp) 5 – – – – 5 1 –Brazil (Samarco) 40 – – – 2 42 (245) –Peru (Antamina) 183 – – – 15 198 538 –Other – – – – 3 – (141) – Total including equity accounted investments 10,591 24,813 5,239 6,291 128 47,062 18,353 91,304 1. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis. 2. Calculated on an accruals basis. 3. Rest of the world includes consolidation adjustments.

6 BHP Economic Contribution Report 2025 1 Our contribution continued Our Purpose To bring people and resources together to build a better world Our Values Set the tone for our culture, a unique part of our competitive advantage. They are a declaration of what we stand for. They guide our decision-making, reinforce our culture and ensure our people deliver on our purpose. Do what’s right A sustainable future starts with safety and integrity, building trust with those around us. Seek better ways Listening to learn and inspiring challenge is how we drive progress. Make a difference The accountability to act, create value and have impact is on each of us, every day. Our strategy We will responsibly manage the most resilient long-term portfolio of assets, in highly attractive commodities and will grow value through being excellent at operations, discovering and developing resources, acquiring the right assets and options, and capital allocation. Through our differentiated approach to social value, we will be a trusted partner who creates value for all stakeholders. Our business model Exploration and acquisition We seek to add high-quality interests through our exploration activities and early-stage entry and acquisition options. Development and mining We strive to achieve the industry’s best performance in safety, operational excellence, project management and allocation of capital. Process and logistics We process and refine ore and seek to safely manage waste. Our objective is to efficiently and sustainably transport our products to customers. Sales, marketing and procurement We maximise value through our centralised marketing and procurement organisations, commercial expertise, understanding of markets and customer and supplier relationships. Closure and rehabilitation We consider closure and rehabilitation throughout the asset lifecycle to help minimise our impact and optimise post-closure value for all stakeholders and partners.

Our contribution Our approach to tax Our payments to governments Additional information 7 How we create and deliver value We aim to grow value for our shareholders, partners and stakeholders through our portfolio of large, long-life, low-cost assets in attractive commodities, and through our focus on social value. BHP is positioned to benefit from the economic and social megatrends that will drive demand for our commodities in the coming decades. We are committed to social value: our positive contribution to society. It is vital for our future and a consideration in the strategic decisions we make. BHP has a track record of doing what we say we will do. We continue to plan strategically, responsibly, consistently, with a clear focus on being the best operator, being disciplined in the application of our Capital Allocation Framework, and continuing to generate value and returns for all stakeholders. We work in partnership with communities. We provide employment, purchase goods and services, pay taxes, royalties and other payments to governments and make contributions (such as donations) to the communities where we operate. The way we work provides a competitive advantage for BHP and is vital to delivering long-term enduring value. Value is created for our shareholders and investors, including pension and superannuation funds, through paying dividends and making other financial returns. We contribute to society more generally as we provide the building blocks essential to modern life for millions of people around the world. In this way, we strive to align with the interests of the communities where we operate and to society more broadly. 1. Exploration and acquisition How we contribute – Payments to suppliers and contractors – Wages paid to employees – Permits, licence fees and employment taxes We aim to create and protect the value of our portfolio through the exploration and early-stage entry and acquisition of new resources. Payments to governments during the exploration phase are usually relatively low, reflecting the high levels of investment and risk of this work. Permits, licence fees and employment taxes make up most of our payments to governments. Contributions to communities include payments to suppliers and contractors for any construction or excavation work and wages to employees (often for highly skilled and specialist roles, such as geologists, metallurgists and environmental scientists). Where acquisitions occur, our contribution can also include payments to governments, suppliers and contractors and the payment of licence fees. 2. Development and mining How we contribute – Capital expenditure – Payments to suppliers and contractors – Wages paid to employees – Permits and licence fees – Employment and sales taxes, import duties, property and land taxes – Contributions to communities where we operate Development involves construction of facilities, excavation and any supporting infrastructure required. This can extend to the construction of whole towns, including schools, medical facilities and recreation areas. More jobs are created, directly in construction and more broadly through the provision of goods and services to the sites and workforce. Contributions to local communities begin to be made. Payments to governments are largely through indirect taxes (such as sales tax, value added tax, goods and services taxes or excise fees) on equipment and materials, employment, property and land taxes. 3. Process and logistics How we contribute – Net profits – corporate taxes paid – Royalties paid from extraction – Payments to suppliers and contractors – Wages paid to employees – Employment and sales taxes, import duties – Contributions to communities where we operate – Payments to shareholders and investors Once extraction begins, royalties and resource taxes begin to be paid. Employment taxes increase as the operating workforce commences. Corporate income tax may also begin to be paid, however this is often lower in the early years of an operation as tax losses from upfront investment in earlier phases are offset against income. Over the life of an operation, payments to governments are significant. Community contributions continue through the operating life. Payments to shareholders and investors also increase as income from operations is generated. As we invest in long-term assets, we also strive to create high-value, long-term job opportunities and build strong relationships with communities, suppliers and contractors. 4. Sales, marketing and procurement How we contribute – Payments to suppliers and contractors – Wages paid to employees – Corporate, employment and sales taxes, import duties Sales and Marketing, and Procurement form part of our Commercial function, which seeks to maximise commercial and social value while minimising costs across our supply chain. The function is organised around core activities in our value chain, supported by credit and market risk management and strategy, planning and integrity activities. We sell and transport our products and obtain the goods and services that flow into our supply chain. Contributions include payments to suppliers, with a significant amount of spending directed to businesses in the communities where we operate. Sales and Marketing presents a single face to markets across multiple assets, with a view to realising maximum value for our products and supporting sustainability initiatives in our downstream supply chain. 5. Closure and rehabilitation How we contribute – Payments to suppliers and contractors – Corporate taxes paid if alternative revenue streams from post-mining land use are found – Lower employment and sales taxes Land no longer required for operations is rehabilitated. Rehabilitation activities are often interwoven with the continuing development of nearby operations. Payments to governments will be lower, as will employment and payments to suppliers and contractors, but long-term investment throughout the operating life of a mine provides lasting benefits for communities well after closure, for example through an upskilled workforce population and improved infrastructure facilities (e.g. roads, housing). Post-mining land use may generate new revenue streams for BHP and the local community.

8 BHP Economic Contribution Report 2025 1 Our contribution continued Social value We are committed to social value, our positive contribution to society. We believe social value and sustainability are vital to our future as they support stable operations, reduce risk and open doors to opportunities, partnerships, capital and talent. We believe this commitment can help us become a partner of choice with communities, governments, suppliers and our customers. We seek to be a valued partner with the communities where we operate and the Indigenous people we interact with. We aim to source and promote locally available goods and services as an important part of our external expenditure to help local communities thrive. We believe we are successful when we work in partnership with regional communities and where we can, we seek to employ local people and purchase local goods and services through our supply chains. In addition, we have continued to make voluntary social investment in local communities to projects that deliver positive economic, social and environmental outcomes. In FY2025, our voluntary social investment totalled US$128 million. This investment consisted of direct community development, environmental projects, donations and BHP’s equity share to joint venture social investment programs. Over the past 10 years, our voluntary social investment has amounted to US$1.4 billion. The BHP FutureFit Academy continues to help bolster Australia’s skills base and create new career pathways into the mining sector through an accredited maintenance and production traineeship or a trade apprenticeship. In FY2025, the FutureFit Academy trained more than 525 apprentices, trainees and employees, with 376 graduating. Since the FutureFit Academy was launched in May 2020, it has welcomed more than 1,625 students and graduated 1,153 apprentices at its facilities in Perth in Western Australia and Mackay in Queensland. The BHP FutureFit Academy’s continuing success in Australia has seen it expand with the launch of the Potash Academy in Saskatchewan in Canada in FY2025. For more information refer to our case study: Jansen potash project and to Operating and Financial Review 9.5 in our Annual Report 2025. We believe we provide significant social value as part of our economic contribution to the communities and countries where we operate. Transparency about our contributions helps build trust with our stakeholders. More information on social investment, including case studies and other initiatives to support communities where we operate, is available at bhp.com/sustainability/approach/social-investment Case study: Local procurement Local businesses are vitally important to BHP’s success and to the capacity and sustainability of regional communities. BHP is committed to contributing to the economic empowerment of the local and Indigenous communities where we operate. In the past five years, BHP-operated projects spent over US$15 billion with small, local and Indigenous businesses, including over US$3.2 billion with more than 2,500 small, local and Indigenous businesses in FY2025. A new initiative in Australia will, for the first time, help us measure how our local procurement activity makes a difference within regional communities. We believe we can use this insight to achieve greater impact from our procurement spend. The challenge In November 2024, BHP’s Indigenous and Local Procurement team, together with our Think & Act Differently (TAD) innovation team, initiated The Ripple Effect Innovation Challenge. The challenge invites ideas aimed at improving the measurement and understanding of how local procurement spending affects the communities in which BHP operates. The challenge was open globally through TAD’s Open House platform, with universities, Indigenous consultancies and impact specialists invited to apply. Submissions were reviewed based on innovation, feasibility and alignment with community values. Following final presentations in December 2024, Yamagigu Consulting (yamagigu), an Indigenous business collaborating with a Big Four consulting firm in Australia, was selected to lead the first phase of the work. The RIVER Dashboard Through the RIVER (Regional Impact of Value and Economic Resources) project, we have collaborated with yamagigu to develop an innovative impact measurement tool aimed at providing greater insight into the results of our local and Indigenous procurement expenditures. The RIVER Dashboard was developed through a collaborative design process involving 33 local, Traditional Owner, and Indigenous businesses, guided by survey feedback from 164 local and Indigenous suppliers supporting operations across Western Australia Iron Ore (WAIO), Copper South Australia (Copper SA) and BHP Mitsubishi Alliance (BMA). This dashboard reflects the dimensions of impact most highly valued by our supplier communities. These include regional economic activity and community wellbeing. Community sentiment and lived experiences are incorporated into Computable General Equilibrium modelling to deliver a place-based perspective on the resulting economic ripple effects. The modelling showed increased employment and Gross Regional Product in each region, alongside a broadly positive sentiment from our supplier community. It also highlighted areas where more work remains to be done. The outcome is a scalable, data-driven platform that facilitates informed decision-making through inclusive processes and helps us to ensure our procurement strategies are aligned with the priorities of the communities in which we operate. BHP is leading the development of research and technology that contributes to a globally scalable methodology to estimate their multiplier impact from direct procurement. This will help inform BHP and its community stakeholders in their strategic partnership decisions.”Jay Edmonson Yamagigu Consulting Partner

Our contribution Our approach to tax Our payments to governments Additional information 9 Case study: Jansen potash project Our Jansen potash project in Saskatchewan, Canada is expected to become one of the world’s largest potash mines. We are developing one of the world’s largest potash mines in Canada. Jansen will increase our product diversification, customer base and operating footprint, and expand our business into a future growth market. As BHP’s newest commodity, potash is used in fertilisers to assist with food security for a growing population and more sustainable land use. Construction of Jansen Stage 1 is underway. Together with construction of Stage 2, Jansen is expected to have a production capacity of approximately 8.5 million tonnes (Mt) a year of potash. As the largest private investment in Saskatchewan’s history, Jansen’s economic contribution is significant. The project is expected to generate more than 5,500 workforce opportunities during construction and approximately 900 permanent jobs once fully operational. This year, we celebrated a milestone of more than C$1 billion spent with local and Indigenous businesses in Canada with over C$500 million spent locally in FY2025. Partnering with communities to deliver social value We seek to build strong community partnerships in Saskatchewan. This is central to how we are building Jansen. Core to our success are partnerships with local and Indigenous communities and all levels of government. Since CY2016, we have contributed over C$56 million in community health and wellness, education and environmental conservation with approximately C$6 million in FY2025, including: – more than C$3.5 million provided to Indigenous partners and Indigenous-led organisations to support cultural preservation, community development, local events and more – C$500,000 invested in partnerships that advance outcomes in housing, childcare, emergency services and inclusive community relationships in our host communities – ongoing support for provincial emergency response efforts, including employee volunteering and contributions to STARS (Shock Trauma Air Rescue Service) – continued long-term partnerships to support educational organisations such as Foundations Learning, which provides critical resources to address literacy challenges Jansen’s contribution at a glance in FY2025 C$2.5bn1 (US$1.8bn) suppliers over 2,300 employees and contractors Spotlight story To support the long-term success of our Jansen potash mine, we launched the BHP Potash Academy in partnership with Carlton Trail College in January 2025. Through the Academy, new-to-mining candidates complete an eight-month paid traineeship that provides them with skills and qualifications to transition into full-time, permanent production or maintenance roles at Jansen. It also immerses them in our safety-first culture and trains them in the BHP Operating System. By helping to remove entry barriers and offering paid, practical training, the Academy is helping to attract and retain skilled and diverse local workers for Jansen, building a talent pipeline for the future. There are up to 22 trainees in each cohort at the Academy. The program was co-developed with local communities, Indigenous stakeholders and post-secondary institutions, and is designed to evolve with industry needs and our workforce representation goals. Through this collaborative approach, we seek to strengthen our relationships with co-developers, address employment disparities and foster inclusivity by recruiting individuals from local communities, including our six partnering Indigenous communities. I didn’t have the skills coming in, I have them now. I’m confident to go out there and be safe doing my job. Just take the commitment and take the leap. BHP is where you want to be.” Michelle Tolofson Ahtahkakoop Cree Nation BHP Potash Academy cohort one

10 BHP Economic Contribution Report 2025 1 Our contribution continued Case study: Western Australia Iron Ore Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five mining hubs, connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region. WAIO continues to deliver significant community and social benefits year-on-year through our ongoing investments in infrastructure and services, many of which are developed and delivered in partnership with the communities where we operate and where our employees live and contribute to local economies. In FY2025, we spent more than A$600 million with local suppliers in Western Australia with over A$450 million spent with 121 Indigenous businesses, including more than A$250 million spent with 67 Traditional Owner businesses. Partnering with communities to deliver social value Over the past 12 months, WAIO voluntarily invested more than A$48 million in community initiatives across education and training, environment, Indigenous wellbeing, economic development, health, community safety and liveability across Western Australia, including: – a long-running partnership with Royal Life Saving WA to deliver vital water safety skills and employment opportunities to Indigenous youth across regional Western Australia – an ongoing investment in improving school readiness, education and employment outcomes for children and youth in the Pilbara through our annual Pilbara Education Partnership, the biggest private-public partnership in regional Western Australia – extending our annual A$5.5 million partnership with Telethon to support the delivery of locally led youth health initiatives and programs in the Pilbara – supporting more than 45 local organisations, sporting and community groups to deliver grassroots initiatives across the Pilbara through our Community Grants program In FY2025, WAIO contributed 9 per cent of all government revenue in Western Australia.1 In the past decade, BHP has contributed around A$22.2 billion in iron ore royalties to the Western Australian Government with over A$2.5 billion paid in FY2025. For more information about WAIO’s contribution refer to the WAIO Community Development Report available at bhp.com/news/media-centre/reports-presentations BHP’s WAIO contribution at a glance in FY2025 A$6.1bn (US$3.9bn) corporate income tax2 A$12.0bn3 (US$7.7bn) suppliers A$2.8bn (US$1.8bn) state royalties and other payments to the governments over 16,000 employees and contractors Spotlight story Baidam Solutions is a wholly Australian-owned and operated First Nations cybersecurity business that delivers industry-leading network security and application security expertise. In FY2025, Baidam Solutions entered into a five-year contract with BHP to provide network and application security services to WAIO and other Australian assets. It will also assist with BHP’s software procurement process, enhancing efficiency and decision-making. This is BHP’s first contract with an Indigenous information technology provider and aims to ensure greater performance, productivity and protection across our information systems. The contract underscores BHP’s commitment to supporting expanding Indigenous businesses around the world across our supply chain. Being awarded this contract is a very proud moment for Baidam. BHP has rigorous ethical, social and business engagement criteria – and their process of quietly assessing us as a potential partner started several years ago. This contract will enable us to give back even more through the initiatives we have in place to drive measurable improvement in Indigenous career opportunities and education in Australia’s ICT security sector.” Jack Reis Board Chair, Baidam Solutions 1. Based on the actual cash contribution paid to government in FY2025 by BHP-operated projects and by comparison to forecasted revenue 2024/2025 data per the 2025/2026 Western Australia Budget 2. This includes amounts allocated under the tax funding agreement of the Australian tax consolidated group. Refer to the table in Payments made by project. 3. Amount is translated at the FY2025 average rate of AUD/USD 0.648.

Our contribution Our approach to tax Our payments to governments Additional information 11 Case study: BHP Mitsubishi Alliance The BHP Mitsubishi Alliance (BMA) is a 50:50 joint venture between BHP and Mitsubishi Development and was formed in 2001. BMA operates five steelmaking coal mines in Queensland’s Bowen Basin – Goonyella Riverside, Broadmeadow, Peak Downs, Saraji and Caval Ridge. BMA also operates the Hay Point Coal Terminal near Mackay. BMA makes a significant contribution to the Queensland and the Australian economy with some sites operating for more than half a century. The mining sector is the largest contributor to Queensland’s economy and the largest export industry in the state. In the past decade, BMA’s mining operations have been a major contributor of royalties, paying more than A$21 billion to the Queensland Government, with over A$1.5 billion paid in FY2025. In FY2025, BMA spent over A$1.4 billion with more than 820 local suppliers, with over A$100 million spent with more than 50 Indigenous businesses, including more than A$50 million spent with Traditional Owner businesses. Partnering with communities to deliver social value BMA voluntarily invested more than A$9 million in education, skills and training, Indigenous partnerships, economic development, health, wellbeing and environmental projects in Queensland in FY2025, including: – becoming the new naming rights partner of BMA CQ Rescue, a service BMA has been supporting for almost three decades, which provides critical medical recovery for the Greater Whitsunday region. During FY2025, the BMA CQ Rescue team completed 735 missions – continuing to support the Childcare Leadership Alliance (CLA), to enable and support high-quality, early childhood and school-aged care in the Isaac Region – celebrating the outcomes of the six-year Queensland Indigenous Land Conservation Project (QILCP), a collaborative partnership between Greening Australia, BMA, Traditional Owners and First Nations communities focused on co-designing pathways for First Nations-led employment and enterprise by healing Country and improving water quality into the Great Barrier Reef – renewing our partnership with the Queensland Department of Education to implement the new Future Ready program, a A$4.7 million five-year partnership to provide STEM support for an initial 18 schools in the Bowen Basin. The new program will also help provide a stronger connection to country and Traditional Owners for Indigenous students – providing over A$578,000 to 58 local organisations and community groups through its Benefiting My Community small grants program to support grassroots initiatives across the Bowen Basin and Mackay regions For more information about BMA’s contribution to Queensland refer to the BHP and BMA’s Community Contribution Report available at bhp.com/news/media-centre/reports-presentations Spotlight story In March 2025, BMA partnered with the Barada Barna Aboriginal Corporation to host a two-day trade show and tendering workshop for Barada Barna Traditional Owner businesses. The purpose of the trade show and tendering workshop was to create lasting partnerships. The event was held on Country and focused on connecting and harnessing opportunities for working together while the Traditional Owner businesses developed a greater understanding of BHP’s processes, systems and supply chain. On the first day, BMA and the Indigenous procurement teams conducted a tendering workshop to explain processes and systems and support the development of tender submission skills. On the second day, the potential buyers from BMA and the nine Barada Barna businesses in attendance came together to discuss opportunities. The businesses gave an overview of their purpose, capabilities and offerings, which included supply chain, equipment, labour hire, facilities, environment and cultural heritage services. BMA’s contribution at a glance in FY2025 A$6.4bn1 (US$4.2bn) suppliers A$1.7bn (US$1.1bn) state royalties and other payments to the governments over 9,000 employees and contractors The workshop resulted in the registration of a new Barada Barna Traditional Owner business with BMA through the Local Buying Program (LBP). Savage Mundah Printing and Signs, a Barada Barna endorsed member business, is now collaborating with the Queensland Trading Tracks (QTT) program and has started receiving quote requests through the LBP portal. Relationships developed during the two-day event have allowed LBP and QTT to work with all nine businesses to help build their capabilities and capacity to deliver to BMA. The event enabled knowledge sharing and collaboration, and resulted in a better understanding of how BMA and the Barada Barna Aboriginal Corporation could work together to build a sustainable long-term partnership. The BBAC Tendering Workshop was a wonderful opportunity for Barada Barna Endorsed Member Businesses to come along and showcase their capabilities, products and services. It also created a space for these businesses to network not only with BMA but also with mob to help create pathways for future growth, development and potential partnerships.” Stacey Kreyts General Manager, Barada Barna Aboriginal Corporation 1. Amount is translated at the FY2025 average rate of AUD/USD 0.648.

12 BHP Economic Contribution Report 2025 1 Our contribution continued Case study: Copper South Australia Copper South Australia (Copper SA) comprises three underground mines and surface processing operations in one of the world’s most significant copper, gold, silver and uranium basins. Copper SA was formed following our acquisition of OZ Minerals in May 2023. It refers to the Olympic Dam copper mine (the largest copper mine in Australia and the fourth-largest copper mine in the world), the Carrapateena and Prominent Hill copper mines, and the Oak Dam exploration project. The underground mining and conventional crushing operations of Carrapateena and Prominent Hill produce copper concentrate. These operations are each located around 180 kilometres by road from the mining and integrated crushing, grinding, concentrating, smelting and refining operations of Olympic Dam, which produces copper cathode, gold and silver bullion, and uranium oxide concentrate. The commodities produced by Copper SA are transported by road and rail to our domestic customers and via the Adelaide and Whyalla ports to our global customers. In FY2025, Copper SA spent over A$250 million with more than 140 local suppliers, with over A$100 million of this spent with 50 Indigenous businesses. Partnering with communities to deliver social value In FY2025, we invested A$7 million in community projects that benefit South Australia, including: – providing over A$350,000 to more than 35 local organisations and community groups through our Copper SA Community Donations program supporting grassroots initiatives across the Copper SA communities (Roxby Downs and surrounds, Upper Spencer Gulf, Coober Pedy and Far North regions). This includes funding the Connections in Culture Playgroup, the Roxby Downs Community Board’s various community initiatives and the P.A.R.T.Y Program in Port Augusta Area School, which aims to prevent alcohol and risk-related trauma in youth – continuing to support childcare in Roxby Downs through various initiatives, including governance, mentoring and professional development support for the Roxby Downs Children’s Centre (in partnership with Child Australia), support for the establishment of the Family Day Care service and upskilling/training of residents in Early Childhood Education and Care (in partnership with Uni Hub Spencer Gulf), and funding to support resource upgrades for childcare services – renewal and delivery of our partnership with the Tjindu Foundation, providing 50 First Nations secondary school students access to an alternative mode of study to drive educational success and close the gap target of year 12 attainment Copper SA’s contribution at a glance in FY2025 A$4.5bn1 (US$2.9bn) suppliers over 9,500 employees and contractors Spotlight story BHP is collaborating with Traditional Owner rangers to look after our environment. The Arabana Ranger team, part of the Arabana Aboriginal Corporation, secured a fee-for-service contract with BHP in FY2025 to monitor feral animal activity at Jackboot Paddock at Stuart Creek Station on Arabana Country in South Australia. This land is managed by our Copper SA asset. The contract involves monitoring the density and activity of feral wildlife, such as cats and foxes, across a region covering 15,834 square kilometres, using 50 camera traps. The work will feed into the development of a management plan that includes conservation, restoration or regenerative practices at Jackboot in line with BHP’s 2030 Healthy Environment goal. The Arabana Ranger team operates across their Native Title Determination Area, which covers 69,000 square kilometres of South Australia, including Kati Thanda (Lake Eyre). They are working closely with a team from Arid Recovery, a long-standing conservation organisation supported by BHP. Arid Recovery is providing training, scientific and technical expertise, and ongoing support to the Arabana Ranger team throughout 2025 to deliver the Jackboot monitoring project. The findings will be used to help decide the best next steps to manage feral species and enhance native biodiversity. The contract is a great step towards strengthening BHP and Arabana Aboriginal Corporation’s partnering capability. Opportunities like this help Indigenous ranger programs to provide meaningful employment, skills development and cultural empowerment. Indigenous rangers in Australia play a vital role in conserving the environment and protecting cultural heritage across the country. The rangers are looking forward to continuing to work with Arid Recovery to gain further skills and knowledge in this type of work, and what outcomes this project may produce for the protection and preservation of the Jackboot paddock.” Zaaheer McKenzie Arabana Head Ranger

Our contribution Our approach to tax Our payments to governments Additional information 13 Case study: Chile We’ve been contributing to the Chilean economy for more than three decades. BHP operates two copper mines in Chile: Escondida1 and Spence located in the northern regions of Antofagasta and Tarapacá. Cerro Colorado mine has remained in temporary care and maintenance since December 2023. BHP’s corporate headquarters in Chile are located in Santiago. BHP-operated mines have produced 24 per cent of all Chilean copper since Escondida commenced production in 1990. This has been enabled by capital expenditure, including more than US$20 billion in the past decade. Escondida has produced more than 33 Mt of copper since operations began. The mine is currently the largest copper producing mine in the world, producing over 1 Mt of copper a year and operating with more than 24,000 employees and contractors. Spence has produced around 3.5 Mt of copper since beginning operation in 2006. It operates with around 9,200 employees and contractors. In Chile, BHP pioneered the use of desalinated water in mining. Investments in Escondida include more than US$4 billion towards the construction of two desalination plants, which have enabled Escondida to become 100 per cent supplied by desalinated water. At Spence, a concentrator is supplied entirely by a desalination plant owned and operated by a third party. Both Escondida and Spence’s electricity needs are supplied entirely by renewable energy contracts. Escondida continued the construction of a boiler diesel displacement solution in FY2025. It is planned to commence operating in FY2026. This solution will replace diesel-fired boilers with a heat source (combining a thermo-solar and electric boiler solution) that does not generate any greenhouse gas emissions from operation of the boiler or generation of its electricity supply due to Escondida’s 100 per cent renewable energy Power Purchase Agreements. We also expect to commence construction of the same type of solution at Spence during FY2026. BHP-operated mines spent over US$1.1 billion in Chile with local suppliers in FY2025. Since CY2019, we have actively promoted the development of local small suppliers in the regions of Antofagasta and Tarapacá. BHP’s Local Buying Program has created long-term business relationships with local small-to-medium enterprises with over US$55 million spent with 420 suppliers through the program during FY2025. In the past decade, BHP-operated mines in Chile have contributed more than US$10.7 billion2 in first category income tax (corporate income tax) and mining tax to the country’s government. During the same period, BHP contributed approximately US$2.4 billion in withholding tax on our share of dividends from operations in Chile. Contribution in FY2025 by BHP-operated mines in Chile at a glance US$3.2bn taxes and other payments to Government US$7.3bn suppliers over 35,000 employees and contractors 29% of Chilean copper production Spotlight story In May 2025, we launched the Suppliers and Future plan (‘Proveedores & Futuro’) to strengthen the development of local suppliers and innovation in the Antofagasta region. The plan consists of five initiatives: Compra Local, BHP’s program that supports small and medium enterprise in the region; Aster, the mining startup accelerator; AntofaEmprende, the triple-impact entrepreneurship contest; USQAI, the University innovation and entrepreneurship laboratory; and Balloon International Lickan Antai, an Indigenous entrepreneurship program. At the launch event, we awarded outstanding suppliers of the BHP Local Buying Program for their commitment and compliance with BHP’s values and culture. These were World Class Mining Services (Safety category), Berliam SPA (Inclusion and Diversity category), Construcciones y Servicios LyG (Exceptional Performance category) and AGS Solutions (Innovation category). This event supports our commitment to improve engagement with local and Indigenous businesses across all our operating regions. Entrepreneurs are the engine of the local economy. In the particular case of Antofagasta, they could potentially be key players in the development of mining and energy-related industries, but to achieve this, it is imperative that large companies give space to these suppliers in their purchasing processes and thus generate a productive chain. In this city, there are the solutions and services that large mining demands, it is not necessary to look at Santiago. The natural laboratory and headquarters of local suppliers is here to scale solutions not only for regional mining, but also for national and even international markets.” Sacha Razmilic Mayor of Antofagasta 1. BHP operates and owns 57.5 per cent of the Escondida mine, a joint venture with Rio Tinto (30 per cent) and Japan-based JECO Corp (12.5 per cent). 2. The figure includes 100 per cent of Escondida.

14 BHP Economic Contribution Report 2025 2 Our approach to tax Our Tax Principles Our Charter and Our Code of Conduct (Our Code) define how we work at BHP. Our Charter describes our purpose, our strategy and Our Values. It is the single most important means by which we communicate who we are, what we do and what we stand for, and is the basis for our decision-making. Supporting Our Charter is Our Code, which brings Our Values to life so we can make the right choices every day. Our approach to tax is underpinned by Our Charter and Our Code, and is embodied in our Tax Principles. The Risk and Audit Committee of the BHP Board endorsed these principles and in FY2025, we conducted annual assurance that we have adhered to our Tax Principles. The six principles that govern our global approach to tax: 1 Transparency We are transparent about the taxes and royalties we pay to governments because we believe openness allows our shareholders, employees, contractors, partners, customers and communities to understand the contribution we make and have a greater ability to assess the integrity of the tax systems in the countries where we operate. 2 Corporate citizenship We act with integrity when engaging with revenue authorities to support positive and constructive relationships. Where possible, for the purposes of obtaining certainty of our tax positions, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis. 3 Risk management and governance We are committed to strong governance. We identify, assess and manage tax risks in accordance with our global Risk Framework. Material risks are reported to the Risk and Audit Committee. For more information refer to page 17. 4 Business rationale Our transactions have proper commercial purposes and economic rationale. We locate business activities where value is optimally created. We seek to have a tax charge that contributes to superior business performance and delivers long-term shareholder value. Accordingly, we do not engage in aggressive tax planning. 5 Compliance We respect and comply with the laws of the countries where we operate. We meet all of our tax compliance obligations on time. Our tax obligations include pricing transactions in our global value chain according to where value is created and economic activity occurs, in compliance with the OECD guidelines, and based on the arm’s length principle. 6 Advocating reform We support simple, stable and competitive tax rules and the principle that the taxing rights of countries should be commensurate with where the economic activity occurs. We engage in the reform process of international tax rules (including transfer pricing) and local tax rules in countries where we operate. We do this because we believe tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and viable long-term tax contributions.

Our contribution Our approach to tax Our payments to governments Additional information 15 Our approach to transparency BHP has a strong commitment to the highest standards of corporate governance and transparency. Being open about taxes and royalties we pay to governments helps build trust with our shareholders, employees, customers, the communities where we operate and other stakeholders. Transparency allows an informed debate on the integrity of tax regimes and the contribution we do and should make in the countries where we operate. This commitment is reflected in our support of global transparency initiatives. For example, we are a supporting company and represented on the Board of the Extractive Industries Transparency Initiative (EITI), whose 2023 Standard requires the EITI implementing countries to publicly disclose beneficial owners. We continue to support public disclosure requirements relating to beneficial ownership (that is, the ultimate holder of the benefits of ownership of a company), because disclosure of beneficial ownership is an important element in making sure assets and income are fully disclosed to relevant regulatory bodies, including revenue authorities to promote compliance with tax laws. We commend the efforts of other organisations that support beneficial ownership transparency and companies, including our joint venture partners, contractors and suppliers that publicly disclose their beneficial owners. We support ongoing efforts by governments and multilateral organisations to promote and implement beneficial ownership transparency measures globally. BHP continues to make the disclosures on shareholders and entities in which we have an interest, in line with laws and regulations and voluntary commitments, including the beneficial owners of our mining joint ventures that generate material revenue for BHP. For more information on our approach to beneficial ownership transparency, including our disclosures, refer to the Operating and Financial Review 9.7 in our Annual Report 2025 and Ethics and Business Conduct page at bhp.com/sustainability/ethics-business-conduct We support mandatory payment disclosure legislation, such as the Reports on Payments to Governments Regulations 2014 (as amended) and DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules in the United Kingdom, the European Union’s Accounting and Transparency Directives (including as they apply in the United Kingdom following the UK’s exit from the European Union), where applicable, and Section 13(q) Disclosure of Payments By Resource Extraction Issuers of the US Securities Exchange Act of 1934 (Exchange Act). We also support the public disclosure of country-by-country reports containing detailed quantitative data, such as revenue from related and unrelated parties, profit/(loss) before tax, effective tax rate and number of employees for each country in which a subsidiary entity is a tax resident. This Report and global tax transparency requirements We began our journey of voluntarily disclosing our payments of taxes and royalties in 2000 when we first disclosed these payments in our Environment and Community Report. Since then, we have progressively increased the detail of these annual disclosures meeting global and local tax transparency requirements but also voluntarily disclosing additional information above these requirements. This Report complies with a number of tax transparency frameworks: – UK regulatory obligations: The information on our payments to governments on pages 20 to 25 addresses our reporting obligations under DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules, which were introduced to implement the payments to governments requirements provided for in the EU Transparency Directive. – Australian Voluntary Tax Transparency Code: We have adhered to all of the Best Practice Recommendations and minimum standards for ‘large businesses’ contained in the Post-Implementation Review of the Tax Transparency Code Consultation Paper released by the Australian Board of Taxation in February 2019. – B Team Responsible Tax Principles: As a founding member of the B Team Responsible Tax Principles, we disclose details of our approach to tax management, including our relationships with tax authorities, entities located in low-tax jurisdictions, primarily established for historical reasons, jurisdictions where we have accepted tax incentives and our approach to advocacy on tax issues. – GRI 207: Our Economic Contribution Report 2025 meets the requirements of GRI 207-1 to 3 issued by the Global Sustainability Standards Board. We disclose payments to governments connected with our extractive activity to meet the Extractive Sector Transparency Measures Act (ESTMA) requirements in Canada and the US Securities and Exchange Commission (SEC) in accordance with Section 13(q) Disclosure of payments by resource extraction issuers under the Exchange Act. In addition, in accordance with the UK Requirements under paragraphs 19 and 22 of Schedule 19 of the UK Finance Act 2016, we publish Our Tax Strategy on an annual basis. Our Tax Strategy for the year ended 30 June 2025 is available at bhp.com/about/operating-ethically/tax-transparency We voluntarily disclose additional information, including our total direct economic contribution, profit/(loss), number of employees and contractors, effective tax rates in the key countries where we operate and reconciliation data. GRI 207 The GRI is the independent, international organisation that sets the standards that represent global best practice for publicly reporting on a range of economic, environmental and social impacts. GRI 207 sets out disclosures related to tax and payments to governments aimed to help promote greater transparency on an organisation’s approach to taxes. Key elements of GRI 207 have been integral to our economic and tax transparency disclosures since 2000. It comprises the following standards: – GRI 207-1: Approach to tax – GRI 207-2: Tax governance, control and risk management – GRI 207-3: Stakeholder engagement and management of concerns related to tax – GRI 207-4: Country-by-country reporting The requirements of GRI 207-1 to 3 are addressed in this Report. In addition to the payments to government data presented in this Report, BHP has been publishing our Country-by-Country Reports (available at bhp.com/about/operating-ethically/tax-transparency). The Country-by-Country Reports for FY2024 and FY2025 will be published in accordance with the requirements of GRI 207-4. The future of global tax transparency To be meaningful, information and data should be disclosed that is useful to stakeholders and in a format that is accessible, machine readable and easy to understand and utilise. Therefore, we support the establishment of a globally consistent regulatory disclosure framework, including equivalency provisions between jurisdictions. In addition, we support alignment between the quantitative data provided to tax authorities to comply with country-by-country reporting obligations and the data to be disclosed pursuant to any global standards advocating public country-by-country reporting. The alignment of reporting under these initiatives would create a consistent basis for companies to disclose data, such as payments to governments, minimise compliance costs and make it easier for stakeholders to compare information between jurisdictions, sectors and companies. We will continue to engage with governments, regulators and civil society organisations to move towards global consistency. We understand the connection between the disclosures we make about the taxes and royalties we pay to governments, which enable the public to see what we have paid and transparency of the contracts we have with governments, allowing comparison of our actual payments against what is required to be paid.

16 BHP Economic Contribution Report 2025 2 Our approach to tax continued Our contribution to the development of tax policy Tax policy We actively participate in public consultation processes and provide our perspective on how best to balance the need for government revenues from tax against the need to incentivise ongoing, sustainable investment, which in turn benefits communities. In order to attract investment, tax systems should be internationally competitive and stable. One of the key factors that impacts the international competitiveness of a country’s tax regime is the total effective tax and royalty rate on profits. After returning excess cash to our shareholders (e.g. in the form of dividends) and ensuring our balance sheet is strong, we invest back into our business and community. We have global competition for limited capital across our many investment opportunities around the world. When we assess which projects we will invest our capital in, tax competitiveness is an important consideration. We make long-term investment decisions. Therefore, economic, political and fiscal factors impact investment decisions and long-term operational strategies that span multiple years. Stable and competitive tax systems are critical factors in determining whether the long-term returns associated with an investment are commensurate with the various risks associated with that investment. Our assessment of the stability of tax regimes is a critical factor in assessing the risks associated with particular projects. We support the work undertaken by the OECD to achieve a global solution to address the tax challenges of the digitalisation of the economy. For the extractives industry, as the right to extract commodities is inherently and substantially connected with the country where the commodities are located, such countries should continue to have the right to tax profits associated with those commodities. We continue to contribute to the development and implementation of a solution that provides for a globally competitive tax system that supports economic growth and viable long-term tax contributions. We engage on tax policy and reform matters in the countries where we operate. We work with governments directly or through industry associations to share our views on the wider ramifications that tax proposals will have on the industry, the regulatory and commercial environments, our customers and the broader community. We primarily do this through a number of global industry and local associations, including the Business Council of Australia, Minerals Council of Australia, Consejo Minero, Mining Association of Canada and the International Council on Mining and Metals. For more information on our approach to industry associations refer to Operating Ethically page at bhp.com/about/operating-ethically

Our contribution Our approach to tax Our payments to governments Additional information 17 Our approach to tax governance and risk management Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of tax laws, risk may arise in the determination of our tax liabilities. The identification and management of risks are central to achieving our strategic objectives. Risk management, including for tax, is embedded in all our critical business activities, functions, processes and systems through the application of BHP’s Risk Framework. Under our Risk Framework, the Board and senior management, including the Executive Leadership Team, oversee and monitor risk management outcomes. The Risk and Audit Committee assists the Board with the oversight of risk management, including tax and royalty matters. The Chief Financial Officer, supported by the Group Tax Officer, is accountable for managing tax risk. In addition to BHP’s Risk Framework, Tax Principles and Our Tax Strategy, we have internal governance standards that set out our approach to tax risk management, the level of risk the Group seeks to take and escalation points and procedures. Matters are considered for escalation based on a number of elements, including the quantum at risk, level of technical uncertainty and change of law risk. BHP’s Tax function is also subject to regular internal reviews and audits to provide assurance over compliance with these standards. Our Tax function is responsible for the execution of BHP’s Tax Principles, Our Tax Strategy and management of tax risk in accordance with the Risk Framework. It advises management on the tax implications of business decisions, transactions and compliance with tax laws, in accordance with the internal governance standards. Our external auditor provides assurance on our financial report (which includes tax disclosures set out in Financial Statements note 6 ‘Income tax expense’ and note 14 ‘Deferred tax balances’ in our Annual Report 2025). For more information refer to the Independent Auditor’s Reports in the Annual Report 2025 and this Economic Contribution Report 2025 For information on our Risk Framework refer to the Operating and Financial Review 7 in our Annual Report 2025 Low-tax jurisdictions In classifying which of our subsidiaries are located in low-tax jurisdictions, we have applied the EU list of non-cooperative jurisdictions for tax purposes as at February 2025. Countries were assessed against agreed criteria for good governance, consistent with the standards of the EU member states. These criteria relate to global tax transparency, fair taxation and implementation of OECD base erosion and profit shifting measures. The EU has published a list of ‘non-cooperative’ jurisdictions and a ‘watch list’ of jurisdictions that have committed to address deficiencies in their tax governance and reviews the lists at least yearly. We have one subsidiary in a country on the EU’s non-cooperative list and two subsidiaries on the ‘watch list’. All of these subsidiaries are subject to the controlled foreign company tax rules of Australia. Details of each of these subsidiaries, including FY2025 profits/(losses), are included in the tables below. Tax incentives We have been granted tax incentives in some countries where we operate. Where tax incentives are legislated and open to all qualifying taxpayers, we will accept them. The criteria that apply to such incentives generally include a significant contribution to the local economy through a range of qualitative and quantitative measures, such as local employment, investment and ongoing expenditures. In Singapore, we were granted an incentive exempting us from paying income tax on profit from qualifying shipping operations (total qualifying profits from our shipping business were approximately US$132 million in FY2025) under the Maritime Sector Incentive – Approved International Shipping Enterprise status. Also, we were awarded a development and expansion incentive under the International Headquarters Award under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86), for our activities relating to sales and marketing in Singapore. During the incentive period and subject to compliance with the terms and conditions of the incentive, qualifying income earned will be subject to a concessionary rate of 5 per cent. Our profits from the sales and marketing activities in Singapore were approximately US$383 million in FY2025. All FY2025 profits made in Singapore from the sale of our Australian commodities are subject to tax in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules. In the Philippines, we maintain a registration with the Board of Investment and the Philippine Economic Zone Authority, that grants certain fiscal and non-fiscal incentives, including a concessional income tax rate of 5 per cent. In FY2025, our qualifying profits from the operation of our Global Business Services function in the Philippines were approximately US$0.6 million. All FY2025 profits made in the Philippines from services provided to Australian companies are subject to tax in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules. We have entered into a foreign investment agreement offered by the Chilean Government, which has been in place for a number of years. This agreement provides foreign investors with various rights over their capital investments that give them certainty on project investments in Chile for a period of time, including certainty on the level of taxes levied and access to local exchange markets for the movement of capital. In Brazil, we were granted a 75 per cent corporate income tax reduction, that is conditional upon the reinvestment in the operations in the State of Pará. Global Two framework minimum tax under the OECD’s Pillar The OECD’s Pillar Two framework imposes a global minimum tax rate of 15 per cent on the profits of large multinational enterprises in each of the jurisdictions they operate in. BHP has a presence in jurisdictions that have enacted or substantively enacted legislation in relation to the Pillar Two framework, including Australia, where its ultimate parent entity is tax resident. Australia’s adoption of the OECD’s Pillar Two framework means that the Group is subject to this minimum tax rate in every jurisdiction where we operate. Companies in ‘non-cooperative’ jurisdictions Incorporation Profit/(loss) before tax Income subject to tax Name Jurisdiction Year US$M in another country Nature of activities Marcona International, S.A.1 Panama 1953 – – Holding company (legacy) Companies in ‘watch list’ jurisdictions Incorporation Profit/(loss) before tax Income subject to tax Name Jurisdiction Year US$M in another country Nature of activities BHP Billiton UK Holdings Limited2 British Virgin Islands 2004 258 UK3 Holding company BHP Billiton UK Investments Limited2 British Virgin Islands 2004 258 UK3 Holding company 1. Legacy holding company that joined the Group through historical acquisition. 2. The incorporation of these holding companies in the British Virgin Islands at that time provided greater flexibility in relation to the payment of distributions for corporation law purposes. 3. These companies are tax residents in the United Kingdom. All their worldwide income is subject to tax in the United Kingdom at the normal corporate tax rate as the income is earned (not when it is repatriated).

18 BHP Economic Contribution Report 2025 2 Our approach to tax continued Our approach to compliance We respect and comply with the laws of the countries where we operate in accordance with our Tax Principles. We strive for full and timely tax compliance. Our tax obligations include pricing transactions in our global value chain according to where value is created and economic activity occurs, in compliance with the OECD guidelines based on the arm’s length principle. Intra-group transactions We disclose our material transactions through the lodgement of our tax returns and other disclosures to revenue authorities. For example, in Australia we comply with a number of country-by-country reporting obligations, including lodging a local file, master file and a country-by-country report with the Australian Taxation Office (ATO) in accordance with Australian tax laws (and consistent with the OECD’s country-by-country reporting requirements). This information provides tax authorities with details of how we operate our business and conduct our tax affairs around the world and includes details on various entities’ international related party dealings. Consistent with our commitment to transparency, we have voluntarily included in this Report information about material transactions between companies in the BHP Group. We outline below the top four dealings (by quantum) between our Australian entities and non-Australian related parties. Sales and Marketing business Sales and Marketing connects BHP’s resources to market through commercial expertise, sales and operations planning, customer insights and proactive risk management. It is the link between BHP’s global operations and our global customers. Our Sales and Marketing business adds value to BHP and the countries where we operate by striving to ensure we receive the maximum price for our commodities. It aims to achieve this by finding the best markets for our commodities, liaising closely with our customers on their specific product requirements and coordinating logistics to deliver the commodities to our customers. For export sales from Australia, our Sales and Marketing business typically buys the commodities from our Australian production assets, arranges the freight and other logistics and sells the commodities to its customers. In some instances, it will provide services to the production asset and act as its agent. Location Our Sales and Marketing business offices are located close to our customers in our key markets. As Asia accounts for 87.6 per cent of our revenue, our global minerals Sales and Marketing business is headquartered in Singapore. Our Sales and Marketing business has approximately 200 employees and contractors globally, with 90 located in Singapore. Other smaller offices are strategically located around the world. Singapore is the Asian centre for global commodities trading and is home to the vast majority of the world’s largest commodity trading companies. Singapore is one of the world’s most connected countries, strategically located along the world’s major trade and shipping routes and provides a base for world-class connectivity with an effective transportation network. It also provides a stable and transparent regulatory framework that supports trade and investment. Singapore’s high living standards attract highly qualified people and it has a large pool of commodities trading talent, providing a highly skilled and diverse workforce. In addition to our Sales and Marketing business, we have teams in Maritime and Supply Chain Excellence based in Singapore to support our activities in the region. The Maritime and Supply Chain Excellence Division manages BHP’s enterprise-wide maritime transportation strategy and the chartering of ocean freight to meet BHP’s inbound and outbound transportation needs. Profits Our Sales and Marketing business in Singapore earns a margin on its sales having regard to the risks and activities undertaken and the value added. In FY2025, our Sales and Marketing business made profits of approximately US$383 million on global commodity sales. Tax In FY2025, the profits (of approximately US$383 million) of our Sales and Marketing business in Singapore were subject to corporate income tax at a reduced rate of 5 per cent under a tax incentive that the Singaporean Government has granted BHP (refer to the Tax incentives section). All FY2025 profits made by our Sales and Marketing business from the sale of our Australian commodities acquired from entities controlled by BHP are subject to tax in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules. Financing BHP obtains funding from a number of external sources. For example, designated Treasury companies obtain debt funding from the external markets and our Sales and Marketing business and assets receive the proceeds from the sale of our products to customers. These funds may be deployed in different ways, including capital and operating expenditure or returns to our shareholders. We aim to achieve efficient and effective cash flow management and concentrate our excess cash reserves through loans and deposits between BHP entities. These transactions usually happen in the same jurisdiction but can cross multiple jurisdictions. We are transparent with our tax authorities about our funding arrangements. As at 30 June 2025, we have no disputes with any tax authorities in relation to the Group’s financing arrangements. Administration and technology BHP is a globally integrated group, with people frequently working together across teams and geographies. For example, we have globalised functions, such as External Affairs, Finance, Human Resources and Technology that provide support to our assets and our Sales and Marketing business. We also have regional functions that provide localised support to our assets on health, safety, environment, projects, engineering and integrated operations. Typically, a fee is charged for services that are provided across different entities and/or jurisdictions within the BHP Group. For example, when our Group functions in Australia provide support to our assets, the assets are charged a service fee. Our key jurisdictions that charge these service fees are Australia, Canada, Chile, Malaysia, Singapore, the Philippines, United Kingdom and United States of America. Insurance premiums BHP has a captive insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance to our global portfolio of operated assets and our Sales and Marketing business. The risks insured are primarily property related. We choose to self-insure these risks because it makes economic sense to do so. The insurance company is located in Guernsey because of the expertise available, lower capital requirements and strong regulatory rules compared with other jurisdictions. Our assets and Sales and Marketing business pay annual premiums to the insurance company and receive insurance monies for insured losses suffered. Premiums are priced in accordance with the arm’s length principle as set out in the OECD guidelines. The profits of Stein Insurance Company Limited vary significantly year-on-year depending on the value of insured events that occur. All FY2025 profits made by Stein are subject to tax in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules.

Our contribution Our approach to tax Our payments to governments Additional information 19 Our approach to stakeholder engagement As a global company, we interact with a range of stakeholders. Our methods, frequency of engaging with and approach to listening to stakeholders are diverse and we use a range of formal and informal communication and engagement channels to understand the views of our stakeholders. We work openly, transparently and constructively with tax authorities and regularly engage with them as part of regular assurance programs and consultation on tax administration matters. We place great importance on having effective relationships with tax authorities. Positive and transparent engagement with tax authorities that leads to timely and accurate payment of taxes and royalties assists the societies where we operate to provide valuable public services and infrastructure for the benefit of the broader community and economy. We also engage with a broader group of stakeholders on tax policy matters through our participation in global industry and local associations. We seek to provide practical, measured and constructive comments to help meet objectives of new tax initiatives. We believe more informed, effective and enduring outcomes are achieved where governments openly consult with stakeholders. We work with governments directly or through industry associations to provide our perspective on the broader implications of new tax proposals. We communicate, engage with and capture the concerns of external stakeholders via our Annual General Meetings, Group publications (including our Annual Report and other topic-specific reports), our website, social media platforms, releases to the market and media, analyst briefings, speeches and interviews with senior executives and investor roundtables. We regularly engage with civil society, including think tanks and non-government organisations, and participate in public events to communicate BHP’s approach to tax and transparency and seek feedback from leading organisations. This enables us to stay aligned with evolving expectations around tax and transparency. Our approach to stakeholder engagement is described in the Operating and Financial Review 9.7 in our Annual Report 2025 and Operating Ethically page at bhp.com/about/operating-ethically Information on tax matters is provided in this Report and in Our Tax Strategy Tax authority relationships As part of our commitment to corporate citizenship, we seek to maintain positive and constructive relationships with revenue authorities. We proactively engage with these authorities to discuss potential issues and endeavour to, where possible, resolve any disagreements on a timely basis. The tax authorities conduct assurance on our tax affairs in a number of jurisdictions around the world. As part of these programs, we keep the tax authorities updated on our business and help them develop a deeper understanding of our business through regular dialogue. BHP is currently part of the ATO’s ‘justified trust’ program. Under this program, the ATO is seeking to obtain greater assurance that large corporates are paying the ‘right’ amount of tax in accordance with tax laws. BHP received an overall high level of assurance in the most recent Tax Assurance Report issued by the ATO related to FY2022. Tax agreements As part of our commitment to corporate citizenship, we may enter into agreements with revenue authorities about the amount of tax we should pay on our activities. This gives us greater certainty about our future tax payments and reduces the risk of tax disputes with tax authorities. We also entered into an agreement with the ATO in November 2018 in relation to the Australian tax treatment of our Sales and Marketing business as part of the resolution of the long-standing transfer pricing dispute with the ATO. Tax disputes Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of tax laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. In this respect, BHP is no different from other large and complex corporations. Where possible, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis. Reconciling this Report with ATO transparency data We prepare a reconciliation of our taxes paid in Australia to the data published by the ATO each year under Australian mandatory corporate tax transparency measures. This reconciliation is published on our website when the ATO publishes its data. The latest data published by the ATO relates to FY2023. The reconciliation of our Australian taxes paid to this data is available at bhp.com/about/operating-ethically/tax-transparency

20 BHP Economic Contribution Report 2025 3 Our payments to governments BHP has prepared this information in accordance with our UK regulatory obligations under DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules. The Basis of Report preparation and Glossary sections contain information about the content of our Report and form part of our Report. Payments made by country and level of government The information on taxes paid by classification and country presented below has been prepared on the basis set out in the Basis of Report preparation section of this Report. Corporate Royalty-related Total US$M income tax income tax taxes paid Total payments to governments 6,003.6 1,262.9 7,266.5 Australia 3,898.9 – 3,898.9 Australian Taxation Office 3,898.9 – 3,898.9 Australian Communications and Media Authority – – –Central Highlands Regional Council (Queensland) – – –City of Kalgoorlie-Boulder (Western Australia) – – –City of Kwinana (Western Australia) – – –City of Rockingham (Western Australia) – – –Clean Energy Regulator – – –Coal Mining Industry (Long Service Leave Funding) Corporation – – –Isaac Regional Council (Queensland) – – –Mackay Regional Council (Queensland) – – –Municipal Council of Roxby Downs (South Australia) – – –Muswellbrook Shire Council (New South Wales) – – –Shire of Ashburton (Western Australia) – – –Shire of East Pilbara (Western Australia) – – –Shire of Leonara (Western Australia) – – –Shire of Ngaanyatjarraku (Western Australia) – – –Shire of Wiluna (Western Australia) – – –State of New South Wales – – –State of Queensland – – –State of South Australia – – –State of Victoria – – –State of Western Australia – – – The Office of the National Rail Safety Regulator – – –Town of Port Hedland (Western Australia) – – –Other Australian governments – – –

Our contribution Our approach to tax Our payments to governments Additional information 21 Our payments to governments over the past five years Our payments Group profit before to governments tax excluding exceptional items US$m US$m 18,000 48,000 15,000 40,000 12,000 32,000 9,000 24,000 6,000 16,000 3,000 8,000 0 FY2021 FY2022 FY2023 FY2024 FY2025 0 Global Australia Total taxes Total taxes Group profit before tax excluding Royalties Royalties exceptional items Other Other Total payments Payments as defined Total for infrastructure by the UK Other payments to Royalties Fees improvements Requirements payments governments 2,617.1 43.0 11.7 9,938.3 424.3 10,362.7 2,502.5 30.4 0.9 6,432.6 378.9 6,811.5 – – – 3,898.9 36.0 3,934.8 – 0.2 – 0.2 – 0.2 – – – – 0.3 0.3 – – – – 0.2 0.2 – – – – 0.1 0.1 – – – – 0.1 0.1 – – – – 3.8 3.8 – – – – 20.1 20.1 – – – – 7.8 7.8 – – – – 0.6 0.6 – – – – 1.5 1.5 – – 0.1 0.1 2.8 2.9 – – – – 0.7 0.7 – – – – 5.8 5.8 – – – – 1.0 1.0 – – – – 0.1 0.1 – – – – 1.4 1.4 164.9 2.7 – 167.6 12.1 179.6 498.9 1.3 – 500.2 68.1 568.3 160.3 5.8 – 166.1 44.3 210.4 – – – – 7.7 7.7 1,678.4 19.9 0.8 1,699.1 145.4 1,844.6 – 0.4 – 0.4 – 0.4 – – – – 18.9 18.9 – 0.1 – 0.1 0.1 0.2

22 BHP Economic Contribution Report 2025 3 Our payments to governments continued Corporate Royalty-related Total US$M income tax income tax taxes paid Brazil 5.8 – 5.8 Federal Tax Revenue Ministry 5.8 – 5.8 National Mining Agency – – – Canada 25.0 – 25.0 Canada Revenue Agency 26.7 – 26.7 Finances Quebec (0.5) – (0.5) Government of British Columbia (1.1) – (1.1) Government of Saskatchewan – – –Ontario Ministry of Revenue – – –Rural Municipality of Leroy (Saskatchewan) – – –Rural Municipality of Prairie Rose (Saskatchewan) – – –Rural Municipality of Usborne – – –Other Canadian governments – – – Chile 1,802.3 1,262.9 3,065.2 Servicio De Impuestos Internos 1,802.3 1,262.9 3,065.2 China 8.9 – 8.9 China Tax Bureau 8.9 – 8.9 Ecuador – – – Servicio De Rentas Internas – – –Other Ecuador governments – – – India 0.5 – 0.5 Income Tax Department 0.5 – 0.5 Japan 0.5 – 0.5 National Tax Agency 0.5 – 0.5 Malaysia 1.2 – 1.2 Inland Revenue Board 1.2 – 1.2 Human Resources Development Corp. – – – Netherlands 4.4 – 4.4 Tax and Customs Administration 4.4 – 4.4 Peru 18.7 – 18.7 National Superintendency of Customs and Tax Administration 18.7 – 18.7 Philippines 0.8 – 0.8 Bureau of Internal Revenue 0.5 – 0.5 City of Taguig 0.3 – 0.3 Singapore 70.2 – 70.2 Inland Revenue Authority of Singapore 70.2 – 70.2 Switzerland 3.5 – 3.5 Canton of Zug 3.5 – 3.5 United Kingdom 56.0 – 56.0 City of Westminster – – –HM Revenue & Customs 56.0 – 56.0

Our contribution Our approach to tax Our payments to governments Additional information 23 Total payments Payments as defined Total for infrastructure by the UK Other payments to Royalties Fees improvements Requirements payments governments 2.4 – – 8.2 0.9 9.1 – – – 5.8 0.9 6.7 2.4 – – 2.4 – 2.4 – 8.3 10.8 44.1 4.7 48.8 – – – 26.7 0.8 27.5 – – – (0.5) 0.1 (0.4) – – – (1.1) – (1.1) – 8.3 – 8.3 – 8.3 – – – – 0.3 0.3 – – 2.7 2.7 3.2 5.9 – – 6.7 6.7 0.1 6.8 – – 1.3 1.3 – 1.3 – – – – 0.2 0.2 112.3 3.8 – 3,181.3 30.9 3,212.2 112.3 3.8 – 3,181.3 30.9 3,212.2 – – – 8.9 – 8.9 – – – 8.9 – 8.9 – 0.1 – 0.1 0.2 0.2 – – – – 0.1 0.1 – 0.1 – 0.1 0.1 0.1 – – – 0.5 – 0.5 – – – 0.5 – 0.5 – – – 0.5 – 0.5 – – – 0.5 – 0.5 – – – 1.2 0.2 1.4 – – – 1.2 – 1.2 – – – – 0.2 0.2 – – – 4.4 – 4.4 – – – 4.4 – 4.4 – – – 18.7 – 18.7 – – – 18.7 – 18.7 – – – 0.8 0.5 1.2 – – – 0.5 0.5 1.0 – – – 0.3 – 0.3 – – – 70.2 – 70.2 – – – 70.2 – 70.2 – – – 3.5 0.1 3.6 – – – 3.5 0.1 3.6 – – – 56.0 4.6 60.6 – – – – 0.8 0.8 – – – 56.0 3.8 59.8

24 BHP Economic Contribution Report 2025 3 Our payments to governments continued Corporate Royalty-related Total US$M income tax income tax taxes paid United States of America 106.9 – 106.9 Arizona Department of Economic Security – – –Arizona Department of Revenue – – –Gila County Treasurer – – – Pinal County Sheriff’s Office – – –Texas Comptroller 0.1 – 0.1 U.S. Department of the Treasury 106.8 – 106.8 U.S. Nuclear Regulatory Commission – – –Utah State Tax Commission – – –Other US governments – – – Figures are rounded to the nearest decimal point. As a result, there may be discrepancies in the subtotals or totals due to rounding. Payments made by project Taxes paid by classification and project presented in this section have been prepared on the basis set out in the Basis of Report preparation section of this Report. Corporate Royalty-related Total US$M income tax income tax taxes paid Total payments to governments 6,003.6 1,262.9 7,266.5 Minerals Americas 1,841.1 1,262.9 3,104.0 BHP Billiton Brasil Ltda1 2.3 – 2.3 Escondida 1,705.1 1,262.9 2,968.0 Other Copper 14.5 – 14.5 Pampa Norte 93.8 – 93.8 Potash Canada (1.1)2 – (1.1) RAL Cayman Inc3 26.5 – 26.5 Minerals Australia 4,344.4 – 4,344.4 BHP Mitsubishi Alliance4 373.8 – 373.8 Copper South Australia 135.4 – 135.4 New South Wales Energy Coal (3.8)2 – (3.8) Other Coal (15.7)2 – (15.7) Western Australia Iron Ore 3,924.2 – 3,924.2 Western Australia Nickel (69.6)2 – (69.6) Group and Unallocated (181.9) – (181.9) Commercial 30.6 – 30.6 Corporate5 (220.3)2 – (220.3) Other 7.8 – 7.8 Figures are rounded to the nearest decimal point. As a result, there may be discrepancies in the subtotals or totals due to rounding. 1. Holding company of Samarco equity accounted investment. 2. Includes refunds in relation to prior periods. 3. Holding company of Antamina equity accounted investment. 4. Royalties, fees and other payments made by BM Alliance Coal Operations Pty Limited have been included in total payments to the extent of BHP’s ownership of the operating entity, being 50 per cent. 5. The corporate income tax amount predominantly reflects the allocation of the Australian corporate income tax liability among members of the Australian tax consolidated group. For more information refer to Basis of Report preparation section.

Our contribution Our approach to tax Our payments to governments Additional information 25 Total payments Payments as defined Total for infrastructure by the UK Other payments to Royalties Fees improvements Requirements payments governments – 0.4 – 107.4 3.5 110.8 – – – – 0.1 0.1 – 0.1 – 0.1 – 0.1 – – – – 0.1 0.1 – – – – 0.4 0.4 – – – 0.1 – 0.1 – – – 106.8 2.8 109.6 – 0.2 – 0.2 – 0.2 – 0.1 – 0.1 – 0.1 – – – – 0.2 0.2 Total payments Payments as defined Total for infrastructure by the UK Other payments to Royalties Fees improvements Requirements payments governments 2,617.1 43.0 11.7 9,938.3 424.3 10,362.7 114.7 12.2 10.8 3,241.7 36.2 3,277.9 – – – 2.3 0.9 3.2 112.3 – – 3,080.3 25.8 3,106.1 2.4 1.4 – 18.3 0.3 18.7 – 2.4 – 96.2 4.9 101.1 – 8.3 10.8 18.0 4.3 22.3 – – – 26.5 – 26.5 2,502.5 30.0 0.9 6,877.8 356.7 7,234.5 498.9 1.3 – 874.0 80.7 954.7 160.3 5.6 – 301.3 45.5 346.8 164.9 2.7 0.1 163.9 19.4 183.3 – – – (15.7) 29.9 14.3 1,658.7 15.5 0.8 5,599.2 148.0 5,747.2 19.8 4.9 – (44.9) 33.1 (11.8) – 0.8 – (181.1) 31.4 (149.7) – – – 30.6 0.1 30.7 – – – (220.3) 30.3 (190.0) – 0.8 – 8.6 1.0 9.6

26 BHP Economic Contribution Report 2025 4 Additional information Tax and our FY2025 Financial Statements Below are some commonly asked questions to assist with better understanding this Report and its link to our Financial Statements. Tax expense Why is the tax expense in your Financial Statements different to the amount of tax paid you disclose in this Report? The numbers are different because they are calculated at different times for different purposes. The income tax expense recorded in our Financial Statements reflects the impact on our financial position at the end of the financial year. It is designed to give shareholders an indication of the amount of tax the Group expects to pay for the activities undertaken during that financial year, so they can assess the impact tax may have on the financial position of the Group. For a number of reasons, this number does not represent the actual cash tax paid during that financial year. For example, cash tax paid during that financial year may include payments or refunds relating to activities for a prior financial year, but may exclude final payments or refunds that relate to activities for that financial year but which occur after the end of the financial year. Additionally, the reporting of revenues or expenses in our Financial Statements may be different to their impact on taxable income reported in tax returns. For example, a piece of equipment may be depreciated for accounting purposes over a certain number of years, but be deductible for tax purposes over a different period (whether shorter or longer). These differences are commonly known as ‘deferred tax’. How do the numbers reported here reconcile to the accounting profit, tax expense and tax payable in your financial report? The income tax and royalty-related income tax paid reported in this Report is included in the Consolidated Cash Flow Statement in Financial Statements 1.4 in our Annual Report 2025, presented as net income tax and royalty-related tax refunded of US$448 million and net income tax and royalty-related tax paid of US$7,721 million. These also reconcile to the tax expense, presented on an accrual basis, in Financial Statements note 6 ‘Income tax expense’ and deferred tax expense arising from differences between accounting and tax treatments as shown in Financial Statements note 14 ‘Deferred tax balances’ in our Annual Report 2025. Set out in the table on the next page is a reconciliation of accounting profit to income tax expense and current tax payable for the year ended June 2025.

Our contribution Our approach to tax Our payments to governments Additional information 27 Rest of US$M Global Australia Chile the world1 Profit before taxation 18,353 10,164 7,974 215 Tax on profit at Australian prima facie tax rate of 30 per cent 5,506 3,049 2,392 65 Derecognition of deferred tax asset and current year tax losses 1,036 15 42 979 Controlled foreign company taxation in Australia 171 171 – –Tax on remitted and unremitted foreign earnings 354 6 – 348 Tax effect of loss from equity accounted investments, related impairments and expenses 78 – – 78 Foreign exchange adjustments 21 28 1 (8) Amounts (over)/under provided in prior years (57) (26) (21) (10) Recognition of previously unrecognised tax assets (127) (78) – (49) Impact of tax rates applicable outside of Australia (1,303) – (224) (1,079) Other 451 258 (14) 207 Income tax expense 6,130 3,423 2,176 531 Royalty-related taxation (net of income tax benefit) 1,080 – 1,080 – Total taxation expense 7,210 3,423 3,256 531 Deferred tax expense – Depreciation 213 40 85 88 – Exploration expenditure (2) – – (2) – Employee benefits (78) (58) (9) (11) – Closure and rehabilitation (96) (78) (18) – – Other provisions 2 (22) 15 9 – Deferred income 14 – 15 (1) – Deferred charges 5 25 4 (24) – Investments, including foreign tax credits 96 6 – 90 – Foreign exchange gains and losses 9 7 1 1 – Tax losses (80) 15 37 (132) – Lease liability (19) 37 (49) (7) – Other 113 (22) 66 69 Total deferred tax expenses 177 (50) 147 80 Current income tax expense 7,033 3,473 3,109 451 Opening income tax and royalty related tax payable 610 45 478 87 Current income tax expense 7,033 3,473 3,109 451 Corporate income tax and royalty-related taxes paid and received in FY2025 (7,273) (3,930) (3,083) (260) Other (12) (15) 242 (239) Closing income tax and royalty-related tax payable 358 (427) 746 39 1. Includes equity accounted investments and consolidation adjustments.

28 BHP Economic Contribution Report 2025 4 Additional information continued Effective tax rate What is your effective tax rate and how is it calculated? The effective tax rate is the amount of tax expense attributable to a year as a proportion of profit before tax. We provide our adjusted effective tax rate, which is calculated as total income tax expense divided by accounting profit, excluding the influence of exchange rate movements and exceptional items. The adjusted effective tax rate is a measure based on the Group’s underlying earnings and therefore removes the impact of one-off transactions. For more information on the exceptional items excluded from the adjusted effective tax rate calculation refer to Financial Statements note 3 ‘Exceptional items’ in our Annual Report 2025. BHP’s global adjusted effective tax rate is shown below. Global % Adjusted effective tax rate 37.2 Adjusted effective tax rate including royalty expense 44.6 Why tax rate? is your effective tax different from the corporate The tax rate (from which the effective tax rate is derived) is different in each country where we operate. That tax rate applies to the taxable profits derived in that country and any deductions, allowances, incentives or other adjustments unique to that country. As a result, our global effective tax rate will not be the same as the corporate tax rate in any particular country. What with the is your requirements effective tax of the rate, Australian calculated Voluntary in accordance Tax Transparency Code? The Tax Transparency Code (TTC) effective tax rate is calculated as the adjusted effective tax rate, excluding the impact of royalty-related taxes in Chile. Global Australia % % TTC effective tax rate 31.7 33.0 What Annual is Report? your effective tax rate as disclosed in the We report our adjusted effective tax rate in our Annual Report, which excludes the impact of exchange rate movements and exceptional items. We believe this gives a clearer view of our ongoing contribution and how it changes over time. Our global adjusted effective tax rate in FY2025 was 37.2 per cent. It is reconciled to the statutory effective tax rate shown below. Profit Income tax before tax expense US$M US$M % Statutory effective tax rate 18,353 (7,210) 39.3 Adjusted for: Exchange rate movements – 21 Exceptional items1 1,234 (96) Adjusted effective tax rate 19,587 (7,285) 37.2 1. Refer to Financial Statements note 3 ‘Exceptional items’ in our Annual Report 2025. Our effective tax rate over the past five years 50 44.6% 45 41.3% 41.7% 40.7% 38.9% 40 35 37.2% 34.1% 32.1% 32.5% 30 30.9% 25 FY2021 FY2022 FY2023 FY2024 FY2025 Adjusted ETR Adjusted ETR including royalties

Our contribution Our approach to tax Our payments to governments Additional information 29 Basis of Report preparation The Report is prepared from data recorded in our financial systems, being the same data and financial systems used to prepare our Financial Statements. In preparing the Report, we have followed the draft guidance material produced by the Australian Accounting Standards Board. The ‘Total payments as defined by the UK Requirements’ included on pages 20 to 25 have been prepared in accordance with the requirements of DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules and, where required by DTR 4.3A, the UK Regulations (the ‘UK Requirements’). There were no dividend payments, taxes levied on production, production entitlements or signature, discovery and production bonuses paid to governments in the year ended 30 June 2025 for the purposes of the UK Requirements. Taxes, royalties and other payments to governments are presented in this Report on a cash paid and cash received basis for the year ended 30 June 2025. For our controlled assets, amounts included in our total payments to governments are 100 per cent of the assets’ payments to governments. For our non-operated and operated joint ventures, amounts included in our payments to governments are 100 per cent of the amounts paid by BHP and, in the case of BMA, 50 per cent of payments made by the operating entity for BMA in which BHP has a 50 per cent ownership. For our investments in joint ventures and associates that are equity accounted by BHP, no amounts have been included in our total payments to governments as BHP is not the operator and does not make payments on behalf of the asset. For information purposes, the BHP share of the payments made by our significant equity accounted investments have been shown on page 5 even though no amounts have been included in our total payments to governments. Where an acquisition is completed in the year, or a company is newly consolidated in the year, the numbers relating to that business are included from the date of acquisition. Where a disposal has been completed in the year, the numbers relating to that disposal have been included up to the point of disposal. Taxes, royalties and other payments to governments, net of refunds, are collectively referred to in this Report as ‘total payments to governments’ and include the following payment categories: Corporate income taxes Payments to governments based on taxable profits under legislated income tax rules. This also includes payments made to revenue authorities in respect of disputed claims and withholding taxes. For the purposes of allocating corporate income taxes to particular countries in the Payments made by country and level of government section of this Report, withholding taxes are allocated to the country to which the withholding taxes are remitted. For example, Chilean withholding taxes paid to the Chilean Government are allocated to Chile. Royalty-related income taxes Payments to governments in relation to profits from the extraction of natural resources, including specific tax on mining activities in Chile. This also includes payments to revenue authorities in respect of disputed claims. Royalty-related income taxes are included within total tax expense in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2025. Royalties Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2025. Royalty-related income taxes are excluded from royalties. Fees Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. This includes licence fees, rental fees, entry fees and other payments for licences and/or concessions. Payments for infrastructure improvements Payments to governments for the construction of public infrastructure, such as roads, bridges and port facilities. Other payments Payments to governments under other legislated tax rules, such as payroll tax, fringe benefits tax, excise duties, property tax, land tax and other payments related to government environmental policy. These payments are not required to be disclosed by the UK Requirements. Excluded amounts The following are not included in total payments to governments: Taxes collected Tax payments made to governments on behalf of our employees. Indirect taxes Tax payments made to or received from governments in the nature of sales tax, value added tax and goods and services tax. Penalties and interest Payments to governments resulting from the imposition of penalties, fees or interest. Other Certain payments, whether made as a single payment or as a series of related payments below thresholds set out under DTR 4.3A, UK Regulations, ESTMA and Section 13(q) of the Exchange Act. Projects Payments made by project (refer to Payments made by project section of this Report) represent payments by an entity when not specifically attributable to a project. Payments in relation to our Corporate and Commercial functions have been included in the total payments to governments as defined by the UK Requirements. The payments are not attributable to specific projects and reflect functional support for the Group that, in FY2025, consisted entirely of projects that undertook relevant activities as defined by the UK Requirements. The Payments made by project section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include: – losses from one entity can be offset against taxable income of another entity within the same tax consolidated group – only the head entity of a tax consolidated group is liable to make corporate income tax payments to the ATO – typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO among entities within the Australian tax consolidated group Reporting currency All payments to governments on pages 20 to 25 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment unless stated otherwise.

30 BHP Economic Contribution Report 2025 4 Additional information continued Glossary Adjusted effective tax rate Total tax expense excluding exceptional items and exchange rate movements included in tax expense divided by profit before tax and exceptional items. Adjusted effective tax and royalty rate Total tax expense excluding exceptional items and exchange rate movements included in tax expense plus royalty expense divided by profit before tax, royalties and exceptional items. Current tax expense The amount of corporate income tax and royalty-related income tax currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years. Deferred tax expense The amount of corporate income tax and royalty-related income tax attributable to the current year but payable in future years provided using the balance sheet liability method. Employees and contractors Employee data is based on a ‘point-in-time’ snapshot of employees as at 30 June 2025, including employees on extended absence. Contractor data is collected from internal organisation systems and averaged for a 10-month period from July 2024 to April 2025. Global Reporting Initiative Standards The Global Reporting Initiative (GRI) Standards represent global best practice for reporting publicly on a range of economic, environmental and social impacts. Sustainability reporting based on the Standards provides information about an organisation’s positive or negative contributions to sustainable development. Government Any national, regional or local authority of a country (includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking). Income tax expense The total of current tax expense and deferred tax expense. Payments to shareholders and investors Geographical distribution of dividends is based on the registered address of shareholders. Profit before tax Profit before tax when presented by country is adjusted for intercompany dividends. Project Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are ‘substantially interconnected’ they may be considered a project. For these purposes ‘substantially interconnected’ means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. Social investment Our voluntary contribution towards projects or donations with the primary purpose of contributing to the resilience of the communities where we operate and the environment, aligned with our broader business priorities. Suppliers Payments made to suppliers for certain operating and capital expenditure. Operating expenses relate to the purchases of utilities, goods and services, whereas capital expenditure includes the purchases of property, plant and equipment and expenditure on exploration and evaluation activities. Sustainability (including sustainable and sustainably) We describe our approach to sustainability and its governance in the BHP Annual Report 2025, including Operating and Financial Review 9. Our references to sustainability (including sustainable and sustainably) in this Report and our other disclosures do not mean we will not have any adverse impact on the economy, the environment or society, and do not imply we will necessarily give primacy to consideration of, or achieve any absolute outcome in relation to, any one economic, environmental or social issue (such as zero greenhouse gas emissions or other environmental effects). UK Regulations The Reports on Payments to Governments Regulations 2014, as amended. UK Requirements The UK regulatory obligations under DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules and, where required by DTR 4.3A, the UK Regulations.

Our contribution Our approach to tax Our payments to governments Additional information 31 Independent Auditor’s Report to the Directors of BHP Group Limited Opinion We have audited the Total payments to governments of $10,363 million (‘Total payments to governments’) of BHP Group Limited and its subsidiaries (collectively, the BHP Group) for the year ended 30 June 2025. In our opinion, the Total payments to governments of $10,363 million in the ‘Our payments to governments’ section of BHP Group’s Economic Contribution Report 2025 (‘the Report’) for the year ended 30 June 2025 is prepared, in all material respects, in accordance with the basis of report preparation set out in the ‘Basis of Report preparation’ section of the Report (‘the Basis of Report preparation’). Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Total payments to governments section of our report. We are independent of BHP Group in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit in Australia of the Total payments to governments, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Emphasis and restriction of matter on reliance – Basis of report preparation We draw attention to the basis of report preparation contained in the ‘Basis of Report preparation’ section of the Report which describes the basis of accounting. As a result, the Report may not be suitable for another purpose. This audit report has been prepared solely for the directors of BHP Group (the ‘Recipients’) in accordance with our engagement agreement with BHP Group. A party other than the Recipients accessing this report does so at their own risk and Ernst & Young expressly disclaims all liability to a party other than the Recipients for any costs, loss, damage, injury or other consequence which may arise directly or indirectly from their use of, or reliance on the report. Our opinion is not modified in respect of this matter. Other information Other information is financial and non-financial information in the Report which is provided in addition to the Total payments to governments and this auditor’s report. BHP Group is responsible for the other information. Our opinion on the Total payments to governments does not cover the other information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon. In connection with our audit of the Total payments to governments, our responsibility is to read the Other information. In doing so, we consider whether the other information is materially inconsistent with the Total payments to governments or our knowledge obtained in the audit, or otherwise appears to be materially misstated. We are required to report if we conclude that there is a material misstatement of this other information, and based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we have nothing to report. Responsibilities to governments of management for the Total payments BHP Group’s management is responsible for the preparation of the Report and for establishing a framework under which the Total payments to governments and other information in the Report has been prepared. Management has determined that this framework as set out in the Basis of Report preparation is appropriate to the needs of the users of the Report. Management is also responsible for such internal controls as Management determines are necessary to enable the preparation of the Report that is free from material misstatement, whether due to fraud or error. Auditor’s payments responsibilities to governments for the audit of the Total Our objectives are to obtain reasonable assurance about whether the Total payments to governments is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Report. As part of an audit in accordance with Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the Total payments to governments, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BHP Group’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates, if any, and related disclosures made by management. We communicate with the directors, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. Ernst & Young Melbourne 19 August 2025 A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

32 BHP Economic Contribution Report 2025 Corporate directory BHP Registered Offices BHP Group Limited Australia Level 18 171 Collins Street Melbourne VIC 3000 Telephone Australia: 1300 55 47 57 Telephone International: +61 3 9609 3333 Facsimile: +61 3 9609 3015 Group Company Secretary Stefanie Wilkinson BHP Corporate Centres United Kingdom Nova South, 160 Victoria Street London, SW1E 5LB, UK Telephone: +44 20 7802 4000 Facsimile: +44 20 7802 4111 Chile Cerro El Plomo 6000 Piso 15 Las Condes 7560623 Santiago Telephone: +56 2 2579 5000 Facsimile: +56 2 2202 6328 Commercial Office Singapore 10 Marina Boulevard, #18-01 Marina Bay Financial Centre, Tower 2 Singapore 018983 Telephone: +65 6421 6000 Facsimile: +65 6809 4000 Share Registrars and Transfer Offices Australia BHP Group Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal address – GPO Box 2975 Melbourne VIC 3001 Telephone: 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile: +61 3 9473 2460 Email enquiries: investorcentre.com/bhp United Kingdom BHP Group Limited Depositary Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS13 8AE Postal address (for general enquiries) The Pavilions, Bridgwater Road Bristol BS99 6ZZ Telephone: +44 344 472 7001 Facsimile: +44 370 703 6101 Email enquiries: webcorres@computershare.co.uk South Africa BHP Group Limited Branch Register and Transfer Secretary Computershare Investor Services (Pty) Limited Rosebank Towers 15 Biermann Avenue Rosebank 2196 South Africa Postal address – Private Bag X9000 Saxonwold 2132 South Africa Telephone: +27 11 373 0033 Facsimile: +27 11 688 5217 Email enquiries: web.queries@computershare.co.za Holders of shares dematerialised into Strate should contact their CSDP or stockbroker. New Zealand Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna Auckland 0622 Postal address – Private Bag 92119 Auckland 1142 Telephone: +64 9 488 8777 United States Computershare Trust Company, N.A. 150 Royall Street Canton MA 02021 Postal address – PO Box 43078 Providence RI 02940-3078 Telephone: +1 888 404 6340 (toll free within US) Facsimile: +1 312 601 4331 ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence RI 02940-3077 Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) (toll free within US) Email enquiries: citibank@shareholders-online.com Website: citi.com/dr How to access information 2025 on BHP Annual Reporting Suite You will be able to access and read our Economic Contribution Report on our website at bhp.com/ECR2025, along with a range of other publications that BHP produces. BHP’s Annual Reporting Suite 2025 Annual Report Economic Modern Slavery ESG Standards 2025 Contribution Report Statement 2025 and Databook 2025 2025

BHP bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 19, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary